Form 20-F
period 1998-12-31
ANTENNA TV SA
filed 1999-03-30
CIK 1047714

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          -----------------------------

                                    FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998
                                       or
o TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 000-25471

                          ANTENNA TV ANhNYMOk ETAIPEIA
             (Exact name of Registrant as specified in its charter)

                                 ANTENNA TV S.A.
                 (Translation of Registrant's name into English)

                 Prefecture of Athens Attica, Hellenic Republic
                 (Jurisdiction of incorporation or organization)

             Kifissias Avenue 10-12, Maroussi 151 25, Athens, Greece
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None
                                      ----

Securities registered or to be registered pursuant to Section 12(g) of the Act:
            Shares of capital stock, nominal value GRD 100 per share
            --------------------------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None
                                      ----


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of March 30, 1999.


Title of class
Shares of capital stock...............................................19,849,440

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                             Item 17 [ ] Item 18 [X]

                                Table of Contents

                                                                            Page
PART I

Item 1.       Description of Business.........................................3
Item 2.       Description of Property........................................23
Item 3.       Legal Proceedings..............................................23
Item 4.       Control of Registrant..........................................23
Item 5.       Nature of Trading Market.......................................24
Item 6.       Exchange Controls and Other Limitations Affecting
              Security Holders...............................................25
Item 7.       Taxation.......................................................25
Item 8.       Selected Financial Data........................................35
Item 9.       Management's Discussion and Analysis of Financial
              Condition and Results of Operations............................38
Item 9A.      Quantitative and Qualitative Disclosures About Market Risk.....46
Item 10.      Directors and Officers of Registrant...........................49
Item 11.      Compensation of Directors and Executive Officers...............52
Item 12.      Options to Purchase Securities from Registrant or
              Subsidiaries...................................................52
Item 13.      Interest of Management in Certain Transactions.................52

PART II

Item 14.      Description of Securities to Be Registered.....................55

PART III

Item 15.      Defaults upon Senior Securities................................55
Item 16.      Changes in Securities, Changes in Security for
              Registered Securities and Use of Proceeds......................55

PART IV

Item 17.      Financial Statements...........................................56
Item 18.      Financial Statements...........................................56
Item 19.      Financial Statements and Exhibits..............................56

Signatures..................................................................S-1

                                  INTRODUCTION

         As used herein, except as the context otherwise requires, the term "Company" or "Antenna" refers to Antenna TV S.A. and the term "directors" refers to the Company's Board of Directors.

         The Company publishes its financial statements in Greek drachmae ("drachmae" or "GRD"). This Annual Report on Form 20-F presents translations into United States dollars ("U.S. dollars," "dollars" or "$") of certain drachma amounts at the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1998, of $1.00 = GRD 279.90 (0.3573 cents per drachma). On March 29, 1999, the Noon Buying Rate was $1.00 = GRD 304.50 (0.3284 cents per drachma). No representation is made that drachmae have been, could have been or could be converted into dollars at the rates indicated or any other rate. For information regarding rates of exchange between GRD and US dollars from 1994 to the present, see "Item 8. Selected Financial Data--Exchange Rates."

         The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations. For purposes of preparing the financial statements for inclusion in this Annual Report on Form 20-F, certain adjustments have been made to these records to prepare the financial statements and other financial information herein in accordance with U.S. GAAP. In 1995, the Company changed its fiscal year-end from June 30 to December 31.

         On February 12, 1999, the Company filed with the United States Securities and Exchange Commission (the "Commission") a registration statement on Form F-1 (Registration No. 333-72247) under the Securities Act of 1933, as amended, with respect to the initial public offering (the "Offering") of 3,850,000 shares of its capital stock, nominal value GRD 100 per share (the "Shares"), in the form of American Depositary Shares ("ADSs"), each ADS representing one half of one Share. On March 4, 1999, the Company completed the Offering. The ADSs were issued pursuant to a Deposit Agreement (the "Deposit Agreement"), dated as of March 9, 1999, by and between the Company, The Bank of New York, as depositary (the "Depositary"), and the owners of American Depositary Receipts ("ADRs") representing the ADSs and holders from time to time of ADRs issued thereunder.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Annual Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Annual Report. Among the key factors that have a direct bearing on the Company's results of operations are the ability of the Company to successfully implement its growth and operating strategies; changes in economic cycles; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to the Company or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 1. Business," "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report.

         The Company's principal corporate offices are located at Kifissias Avenue 10-12, Maroussi 151 25, Athens, Greece and its telephone number is (30-1) 688-6100.

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS.

The Company

         The Company, a Greek societe anonyme, owns and operates ANTENNA TV, which is one of the leading television broadcast networks and producers of television programming in Greece. Among Greek television networks, Antenna has the leading share of television advertising revenues and a leading position in terms of ratings and audience share. Antenna's position has been achieved through an emphasis on quality and innovative programming that appeals to a variety of audience segments representing a broad cross-section of the Greek population and enjoys strong brand recognition. Antenna operates 24 hours a day, seven days a week through a network of approximately 450 transmission towers and relay stations located throughout Greece. The Company provides over-the-air television broadcasting services and its broadcasts reach approximately 99% of Greece's 3.2 million television households, thereby accessing an audience of approximately 10.3 million people. Antenna's broadcast signal can also be received in parts of Greece's neighboring countries, including Albania, Bulgaria, the Former Yugoslav Republic of Macedonia, new Yugoslavia (Serbia and Montenegro), Turkey and Romania. The Company, which was founded by Mr. Minos Kyriakou, its current Chairman and Chief Executive Officer, commenced operations in December 1989 shortly after the introduction of private commercial television in Greece.

Programming

         The Company has positioned its broadcasting channel as a general audience programmer, offering a full range of programming including national and international news programs, talk shows and current affairs programs, foreign and Greek dramas, situation comedies, soap operas, sporting events, variety shows, game shows, Greek films and foreign feature films. Since its launch, Antenna has been, and expects to continue to be, a market innovator in Greek program formats and scheduling. Antenna was the first network in Greece to introduce an entertainment and news program in the early evening (in 1990), daytime talk shows dedicated to contemporary social issues (also in 1990), a morning talk show (in 1991) and 24-hour programming coincident with the outbreak of the Gulf War (also in 1991). These formats are now standard in the Greek market. Antenna was also the first television network in Greece to produce, and is currently the only such network to consistently produce, its own soap operas. In 1998, approximately 70% of Antenna's weekly, prime time programming (9:00 p.m.-11:00 p.m.) and approximately 77% of programming aired between 7:00 a.m. and 1:00 a.m. (based on hours broadcast) was produced by Antenna. The balance was acquired by Antenna from a variety of suppliers, principally U.S. studios and programming distributors.

         The following table sets forth a breakdown of Antenna's own programming and of acquired programming for 1997 and 1998 aired between 7:00 a.m. and 1:00 a.m.:

Own Programming:

                                                                                           1997                    1998
                                                                                           ----                    ----
                                                                                   Yearly                   Yearly
                                                                                    Hours                    Hours
Type of Program                                                                   Broadcast    Percentage  Broadcast  Percentage
---------------                                                                   ---------    ----------  ---------  ----------
News .........................................................................        730          13.2%      748       14.2%
Talk shows and current affairs ...............................................      1,267          22.9     1,155       21.9
Greek prime time dramas, situation comedies and soap operas ..................        770          13.9       926       17.6
Sports programs and live sporting events .....................................        267           4.8       190        3.6
Variety shows ................................................................      1,064          19.2       645       12.2
Game shows ...................................................................        135           2.4       149        2.8
Other ........................................................................         87           1.6       257        4.8
                                                                                    -----         -----     -----      -----
    Total own programming ....................................................      4,320          78.0%    4,070       77.1%
                                                                                    -----         -----     -----      -----

Acquired Programming:

Type of Program
Foreign series ...............................................................        369           6.7%      326        6.2%
Children's programming .......................................................        326           5.9       370        7.0
Foreign movies ...............................................................        257           4.6       193        3.7
Greek movies .................................................................        264           4.8       317        6.0
                                                                                    -----         -----     -----      -----
    Total acquired programming ...............................................      1,216          22.0%    1,206       22.9%
                                                                                    -----         -----     -----      -----
        Total ................................................................      5,536         100.0%    5,276      100.0%
                                                                                    -----         -----     -----      -----

         During the past few years, the Company has invested significantly in the development of its programming library. The programming library represents approximately 32,670 hours of own programming and 4,138 of acquired programming. The Company continues to derive revenue from the airing of this programming, either through reruns or the distribution and syndication of such programming outside Greece. As of December 31, 1998, 47% of its programming library was fully amortized.

Programming Produced by Antenna

         The Company produces a variety of programs including news programs, talk shows and current affairs programs, dramas, situation comedies, soap operas, sports programs, variety shows and game shows. In 1998, Antenna produced all of its ten most highly rated, regularly scheduled weekday programs and its ten most highly rated, regularly scheduled weekday prime time programs.

         Programs produced by Antenna are produced either directly by Antenna at its own facilities (approximately 80%) or under contract with third-party production companies that provide Antenna with production facilities and equipment (approximately 20%). In both cases, Antenna uses its own employees or hires part-time personnel (including screenwriters, actors, producers and directors) for substantially all of its production needs. Sub-contracting with third-party production companies provides Antenna with additional production facilities when needed, thereby reducing the fixed cost base which would be required to maintain additional production facilities that may not be fully utilized on a daily basis. The majority of programming produced at Antenna's own facilities consists of news, current affairs and talk shows that are broadcast live, as well as soap operas and variety shows. Programming produced under contract includes dramas, situation comedies and game shows.

         The Company intends to continue to produce a substantial portion of its own programming as part of its strategy to increase audience share and attract viewers from the demographic groups that are most attractive to advertisers and to provide programming for foreign distribution. The

Company's on-going efforts to ensure high quality, popular programming include a wide range of initiatives with regard to marketing, personnel and production. With the aid of professional research companies, the Company uses audience focus groups in determining which programs to broadcast and when. The Company carries out a number of projects with such focus groups to ascertain general market trends and the popularity of television personalities, and to test pilot programs to determine their viability prior to committing significant financial and other resources. Antenna places great emphasis on attracting and retaining leading television scriptwriters, producers, directors, actors, game-show hosts, journalists and newscasters through negotiated employment contracts, attractive compensation packages, high quality programs and production facilities, active publicity in support of talent and the recognized brand-name of Antenna. Current initiatives to improve the technical quality and reduce operating costs related to Antenna's program production include enhancements to the Company's filming and editing facilities, investment in digital production, news gathering and transmission equipment and the acquisition of new offices and studios.

         News. Antenna's news programming includes news broadcasts in the morning, afternoon, early evening, prime time and late-night time slots. Antenna places great emphasis on producing news programs that will be viewed as the authoritative source in terms of accuracy and objectivity, and strives to be the first to report breaking news stories. Antenna's news programs consistently have drawn the highest average audience shares in the market. Since 1990, Antenna has been the principal contributor from Greece to CNN for news relating to Greece, a regular contributor to CNN's Sunday World Report and a contributor of news feeds relating to areas outside of Greece, such as the Balkans. In addition, the Company undertakes indepth analysis and investigative reporting to produce high-profile news stories and documentaries concerning historical events and contemporary issues of interest to its target audience and of significant archive value.

         The Company maintains eight external news gathering (ENG) crews in Athens, and approximately nine in other major cities in Greece, as part of its news-gathering operation. The Company can rapidly deploy additional ENG crews in response to particularly newsworthy events. Antenna has permanent news correspondents stationed in London, Brussels, Moscow, New York, Washington, D.C., Sydney, Bonn, Rome, Belgrade, Paris, and Nicosia, as well as a network of 20 correspondents throughout Greece and five correspondents in Thessolaniki.

         The Company is a member of the European Association of Private Television ("ACT"), a European Union ("EU") lobbying organization representing Europe's leading private television networks. The Company is also a founding member and the only Greek partner of ENEX, an organization established for the gathering and exchange of news among Europe's leading private television networks. ENEX, whose members include ITV (UK), TF1 (France), RTL/CLT (Luxembourg), SAT1 (Germany), Telecinco (Spain) and Fininvest (Italy), is the private commercial counterpart to the European Broadcast Union, which performs similar news gathering and exchange functions for state-owned networks in Europe. Membership helps the Company contain the cost of news production. The Company intends to strengthen existing arrangements with leading networks such as CBS, CNN, World Television Network (WTN) and other international media companies.

         Talk Shows and Current Affairs. Antenna provides commentary on various contemporary topics through its live talk shows and current affairs programs. Talk shows include the highly rated daily morning talk show (Kalimera Ellada (Good Morning Greece)) and a daily afternoon talk show (Epitelous Mazi (Finally Together)), the latter of which holds the record for daytime audience share and rating. Each of these daytime talk shows is hosted by a well-known television personality and focuses on contemporary social issues. Current affairs programs include a weekly late night talk show (E Ora Tis Alithias (The Moment of Truth)), which focuses on social issues and current domestic and international political issues; a weekly show focusing on celebrity news; a weekly cinema news and review show; and a Sunday talk show hosted by a newscaster with television, music, sports and other celebrity guests.

         Variety Shows. The Company produces various daily and weekly variety shows generally hosted by popular entertainers. These include Proinos Kafes (Morning Coffee), Mazi Tin Kiriaki (Together on Sunday), and Katse Kala (Behave). Such shows typically feature games, interviews, and singing, dancing and other light entertainment. Morning Coffee, a three and one half-hour program aired daily on weekdays, has been an integral part of Antenna's line-up since 1990 and is the highest rated show during its day part.

         Greek Prime-Time Dramas, Situation Comedies, Comedy Programs and Soap Operas. The Company produces a variety of weekly drama series, a number of situation comedies and a weekly comedy program (Aman (Enough)), a satire of current events popular among young adults. The Company currently produces two Greek soap operas, the highly rated Kalimera Zoe (New Life) and Lampsi (Reaching for the Light). These two daily soap operas are produced at the Company's two largest studios. The Company films two episodes daily on eight-hour shifts, typically with 500 half- hour episodes being produced each year. Antenna's soap operas have consistently been among Greece's 20 highest rated television shows. As of February 1, 1999, New Life had filmed 1,300 episodes and Reaching for the Light had filmed 1,836 episodes.

         Sports Programs and Live Sporting Events. The Company airs a variety of sporting events, such as basketball games and track and field events. During the next four years, the Company has the rights to broadcast the six games of the Golden League, a worldwide track and field competition under the auspices of the International Amateur Athletic Federation. The Company also has the exclusive rights, during the next two years, to broadcast the games of the Greek Basketball Cup (seven games in the 1998-1999 season and nine games in the 1999-2000 season) and the national basketball team of Greece (five games in each of the next two years).

         Game Shows. The Company produces a highly rated daily trivia quiz show (Deka me Tono (Fifteen to One)) and a game show broadcast on Saturdays. The production costs of Fifteen to One are partially subsidized by an advertiser. In November 1997, the Company introduced Super Game, a daily, three-minute live game show in which viewers compete for prizes, which is produced in cooperation with Audiotex S.A. ("Audiotex"). Also in November 1997, the Company began airing Joker, a five-minute combination game show/variety program subsidized by the Greek national lottery (one of the larger advertisers in Greece), which features entertainment and the live drawings of one of the lotteries organized and sponsored by the Greek national lottery. In October 1998, the Company began airing Andres Eteme Gia Ola (Man to Man), a weekend game and variety show and Kolete (Best Friends), a game show targeting younger audiences.

         Other. Antenna began producing made-for-television movies in 1994. The Company seeks to ensure the success of such movies and further enhance the brand-name appeal of its programming by producing movies based on its most popular drama series. Among others, the Company has capitalized on the success of two of its popular action series (Tmima Ethon (Vice Squad) and Anatomia enos Eglimatos (Thou Shalt Not Kill)) by producing 17 movies based on these series. These movies, which are rerun periodically, create a profitable continuing source of revenue for the Company. Antenna is the only Greek television network that has produced such movies.

         Special events programming includes exclusive broadcast rights to the Greek beauty pageant, which currently holds two events annually (Miss Greece and Miss Young). The Company also produces special programs for Christmas, Easter, political elections and other major events, including the Greek music awards. Antenna also produces documentaries on a number of contemporary, historical and cultural subjects.

         Antenna is also a member of the Permanent Conference of Mediterranean Audiovisual Operators, a 34-member group of networks from 27 countries in the Mediterranean region that address co-production and other issues relevant to the audiovisual industry.

Acquired Programming

         Antenna purchases programming, consisting principally of content produced in the United States, from approximately 54 suppliers, including MGM/UA, Paramount, Columbia TriStar, Warner Brothers, Turner Entertainment, ABC, NBC and CBS. Antenna's acquired programming includes Greek and foreign feature films, television series, children's programming, game show formats and CBS news broadcasts.

         Acquired programming is licensed directly from suppliers or from Greek distributors, in each case pursuant to separately negotiated agreements, the terms of which vary. Generally, Antenna acquires rights to broadcast the respective programs via television in Greece within a specified time period. Antenna arranges for Greek subtitles, which are preferred by Greek audiences to Greek language dubbing, to be added to acquired programming (other than children's programming).

Scheduling

         Antenna's scheduling is based on the following key time slots: weekday mornings (7:00 a.m.- 1:30 p.m.), weekday afternoons (1:30 p.m.-6:00 p.m.), weekday evenings (6:00 p.m.-9:00 p.m.), weekday prime time (9:00 p.m.-11:00 p.m.), weekday late evenings (11:00 p.m.-1:00 a.m.) and weekends. Antenna is the only Greek network broadcasting live for more than six consecutive hours, from 7:00 a.m. until 1:30 p.m. The following table summarizes Antenna's weekday programming for the 1999 mid-season:



       Time                               Name                                      Program Type
----------------------     -------------------------------------      -----------------------------------------
7:00a.m.-10:00 a.m.        Kalimera Ellada (Good Morning Greece)      A live, current-affairs morning
                                                                      magazine, hosted by a well-known
                                                                      journalist.
10:00 a.m.-1:30 p.m.       Proinos Kafes (Morning Coffee)             A live, morning variety show.
11:00 a.m.-11:05 a.m.      News                                       Headlines.
1:30 p.m.-2:00 p.m.                                                   Reruns of Greek situation comedies.
2:00 p.m.-2:40 p.m.        News                                       National and international news, special
                                                                      reports, sports and weather.
2:40 p.m.-3:50 p.m.                                                   Reruns of Greek situation comedies.
3:50 p.m.-4:00 p.m.        Super Game                                 Live game show, produced in cooperation
                                                                      with Audiotex.
4:00 p.m.-4:50 p.m.        The Young and the Restless                 U.S. soap opera.
4:50 p.m.-5:40 p.m.        Deka me Tono (Fifteen to One)              Daily quiz game show.
5:30 p.m.-5:40 p.m.        News                                       Headlines.
5:40 p.m.-6:20 p.m.        Kalimera Zoe (New Life)                    Daily Greek soap opera.
6:20 p.m.-7:15 p.m.        Epitelous Mazi (Finally Together)          Day time talk show hosted by a well-
                                                                      known television personality.
7:15 p.m.-8:00 p.m.        Lampsi (Reaching for the Light)            Daily Greek soap opera.
8:00 p.m.-9:00 p.m.        News                                       National and international news, special
                                                                      reports, sports and weather.
9:00 p.m.-12:15 a.m.                                                  Late night programming includes Greek
                                                                      situation comedies, Greek dramas (first
                                                                      runs and reruns), Greek movies, foreign
                                                                      movies and series, talk shows, comedy and
                                                                      entertainment programs as well as live
                                                                      sporting events coverage, particularly
                                                                      basketball, and a one-minute news bulletin.
12:15 a.m.-12:35 a.m.      News                                       National and international news, special
                                                                      reports, sports and weather.
12:35 a.m.-1:00 a.m.                                                  Continuation of late night programming.

         Between 1:00 a.m. and 7:00 a.m., Antenna principally broadcasts infomercial productions, public domain foreign movies, reruns and, between 6:00 a.m. and 7:00 a.m., the CBS Evening News.

         Weekend scheduling is targeted towards younger audiences. Weekend morning programming is geared toward children and consists primarily of U.S. programs, particularly cartoons such as Teenage Mutant Ninja Turtles, Dragonball, Batman and Robin as well as action series such as Power Rangers, V.R. Troopers and Beastwars. Weekend afternoon and evening programming includes talk shows, Greek features, foreign series and films, game shows and Greek reruns.

         In addition, scheduling varies during the year, with the full season consisting of the fall premiere season, which begins in October and features new series and other programs, the mid- season, which runs from January through June and features new series, especially in prime time, and summer reruns. Programs with high production costs that are not shown on a regular basis, such as feature films, generally are aired during high revenue months. Scheduling is adjusted on a monthly basis.

         Antenna's transmission network has the technical capability to broadcast different programs to different regions of the country at the same time. It currently is using this capability to increase advertising revenue by broadcasting different advertisements in northern Greece. In October 1998, at the time of the Greek municipal elections, it increased the level of simultaneous advertising and since that time it has established a Northern Greece sales department to support this effort.

Television Advertising

General

         Substantially all of the Company's revenue is derived from the sale of national advertising. During 1998, approximately 95% of the Company's total net revenue came from broadcast television advertisements. Sales are made for advertising over a specific period of time. The Company, which sets rates monthly, has approximately 110 separate advertising rates ranging from GRD 1,200 ($4.30) to GRD 132,000 ($471.60) per second. In setting advertising rates, which are tied to specific programs, the Company considers, among other factors, the rating of the program during which advertisements will run and the likely impact of rate increases on advertising volume. The highest prices for advertisements broadcast by the Company are for certain prime time series and for talk shows, soap operas, special events and movies (which are aired during both prime time and non-prime time). Advertising prices tend to be higher during the peak viewing months of April through June and October through December than during the late summer months when many Greeks are on vacation. As is common in the industry, the Company provides certain advertising agencies with an incentive rebate (up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law) (see "--Regulation"), which are negotiated at the time such advertising arrangements are made.

         The Company sells advertising time to a broad and diverse group of advertisers. Of the revenue derived from advertising in 1998, approximately 97% was generated through advertising agencies representing multiple advertisers, with the balance generated directly from individual advertisers that negotiate their own advertising arrangements and are not represented by advertising agencies. In 1998, the Company's top 10 and top 50 advertisers accounted for approximately 21% and 49% of the Company's gross advertising revenue, respectively. No single advertiser accounted for 10% or more of the Company's 1998 gross advertising revenue. The following table sets forth the respective percentages of the Company's advertising revenue generated by particular sectors during 1996, 1997 and 1998:

                   Sector
                   ------
                                                    1996       1997      1998
                                                    ----       ----      ----
Food and drink....................................  24.8%      22.6%     22.3%
Personal care and household.......................  18.0       17.8      16.1
Automobiles.......................................   4.8        9.4       7.1
Alcoholic beverages...............................   7.8        7.5       6.4
Cosmetics.........................................   5.9        7.3       5.0
Government........................................   1.2        4.6       7.9
Electronics.......................................   3.1        3.5       3.9
Services..........................................   2.4        3.4       1.2
Toys..............................................   1.7        1.0       4.8
Paper products....................................   0.6        0.9       1.0
Other.............................................  29.7       22.0      24.3
                                                   -----      -----     -----
      Total....................................... 100.0%     100.0%    100.0%
                                                   =====      =====     =====

         Procter & Gamble, Unilever, Delta (Greek dairy company), Fage (Greek dairy company), Estee Lauder, the Greek national lottery, United Distillers
(UDV), Colgate-Palmolive, Coca-Cola Hellas and Friesland were Antenna's top 10 largest advertisers in 1998, accounting collectively for approximately 21% of Antenna's gross advertising revenue during 1998.

         The Company currently sells only a portion of its available advertising time. In addition, the Company uses a variety of means to utilize unsold advertising time in all time periods, commonly referred to as "dead time," to improve its operating results and cash flow. See "--Other Sources of Revenue." The following table sets forth for 1997 and 1998, the Company's estimates of (i) total available advertising time sold during prime time broadcasts, (ii) total available advertising time sold during viewing hours of 7:00 a.m. to 1:00 a.m., and (iii) total available advertising time sold, each measured in terms of time sold to advertising clients and time sold to advertising clients together with dead time allocated to audiotext, infomercials and home shopping:

                                                                                              Measured by Time Sold
                                                                                              to Advertising Clients
                                                                                              Together-with-Dead-Time
                                                                                             Allocated to Audiotext,
                                                                     Measured by Time Sold      Infomercials and
                                                                     to Advertising Clients       Home Shopping
                                                                     ----------------------       -------------
                           Time Slot                                  1997         1998        1997         1998
                           ---------                                  ----         ----        ----         ----

Prime time.......................................................     63%          72%         80%          84%
7:00 a.m. to 1:00 a.m............................................     39           52          66           70
Total available advertising time.................................     30           40          59           63


         The Company currently uses its own 20-person sales force to sell advertising time. The sales and marketing department is responsible for the sale of advertising time together with general coordination with advertising agencies, collecting information on audience ratings, developing new products and most importantly, fostering and enhancing relationships with Antenna's existing and potential clients. The Company seeks to enhance its relationships with, and advertising revenue from, its clients by broadcasting programming which appeals to a variety of audience segments representing a broad cross-section of the Greek population. Antenna places particular emphasis on attracting viewers from demographic groups that are most attractive to those clients. The sales force endeavors to be responsive and flexible and to operate with the highest standards of client service. In 1992, to improve communications and order processing, Antenna established an on-line computer link with its major advertising clients to enable such clients to make direct and automatic advertising bookings. The Company has engaged a third-party consultant to recommend options for further enhancing the performance of the sales force.

         The Company also works closely with its advertisers to design special campaigns, including advertiser "sponsorships" of particular programs and related cross-promotional opportunities. Antenna has the flexibility to insert short programming slots (i.e., one- to two-minute fillers) or to adjust content or context of programs to suit advertiser needs, or to produce specific programming suitable for sponsorship (for example, a filler on automobile-related topics sponsored by an automobile manufacturer). In addition, Antenna facilitates cooperative advertising among smaller advertisers with complementary interests (such as a consumer product manufacturer and the store where such product is sold) to provide such advertisers with access to television advertising on a more cost-efficient basis. The Company also enters into barter sales arrangements (advertising in exchange for goods, services and other assets) with other media companies such as newspapers, radio stations and magazines, as well as with equipment suppliers and service providers such as insurance companies and advertising agencies. In 1998, such barter sales represented 1.3% of the Company's total net revenue.

         The sales and marketing department, together with the programming department, obtains television audience ratings data from AGB Hellas ("AGB") on a daily basis. The data are analyzed and compared by the Company's research department with audience ratings of competitors to determine the appropriate strategy for scheduling advertising slots to reach most effectively the profile audience desired by advertising clients. In addition, the sales and marketing department conducts a wide range of market analyses, focusing on various sectors of the economy and target audiences. The sales and marketing department is also responsible for quality control of advertisements broadcast by Antenna, ensuring that advertising slots are broadcast in accordance with client specifications regarding context and timing.

         Clients generally are invoiced for advertising the day after advertisements are aired. Established clients generally pay either in cash (due 30 days after invoicing) or by credit with either a post-dated check or a supporting bank guaranty (up to six months after invoicing). New and smaller advertisers generally pay in advance or on credit with a supporting bank guaranty.

Advertising Share

         The Company has had the leading share of net advertising expenditures among Greek television broadcasters since 1991. The following table sets forth the respective shares of advertising expenditures in the Greek broadcasting market for the period from 1993 to 1995, as published by Media Services, and the respective shares of advertising revenue for 1996, 1997 and 1998, as estimated by the Company:


                                                           Advertising Expenditures(1)         Advertising Revenue(2)
                                                           ---------------------------         ----------------------
                                                           1993       1994        1995       1996       1997       1998
                                                           ----       ----        ----       ----       ----       ----
Antenna.............................................        46.3%      42.4%      37.8%      36.9%      36.8%      38.0%
Mega................................................        42.7       36.6       29.9       34.8       36.0       36.0
ET1 and NET.........................................         4.3        3.6        4.6        4.0        3.5        4.5
Skai TV.............................................         --         9.9        7.3        6.0        5.9        5.5
Star................................................         0.5        2.6       16.3       17.0       16.1       14.0
Other...............................................         6.2        4.9        4.1        1.3        1.7        2.0
                                                           -----      -----      -----      -----      -----      -----
     Total..........................................       100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
                                                           -----      -----      -----      -----      -----      -----

-------------------------------
(1) Represents actual advertising revenue, taxes and advertising fees, discounts, rebates and bonuses, and includes free airtime which, prior to 1996, was undeclared for tax purposes.

(2) Company estimate of net advertising revenue based on public filings made by broadcasters with Greek tax authorities disclosing actual advertising rates, published annual statutory results (for years prior to 1998) and other sources. Regulatory changes that took effect at the beginning of 1996 had the effect of eliminating the use of free advertising by subjecting the value thereof, as disclosed to the Greek tax authorities, to tax and limited incentive rebates to a maximum of 9.9% of the cost of the airtime purchased. The reported 1996 television advertising expenditures figures, therefore, are not fully comparable to previous years, and, in any event, in the Company's view comparisons of advertising expenditures do not provide as accurate an indication of relative market share as would net advertising revenue. These regulatory changes did not affect other media and as a result, newspapers and other media may continue to offer free advertising and to benefit from free advertising offered to them. See "--Regulation."

Distribution of Programming

         A key element of Antenna's growth strategy is to build and capitalize on its programming library for broadcast in Greece as well as distribution outside of Greece. This strategy enables the Company to derive revenue generally from fully amortized programming through the airing of reruns and the distribution and syndication of own programming. The Company's programming library consists of approximately 32,670 hours of its own programming, including 9,560 hours of news and 23,110 hours of other programming (including talk shows, variety shows, game shows, sports programming and other programming). Own programming from the library is also sold for broadcast to Greek-speaking audiences in Cyprus, the United States, Canada and Australia, with sales expected in Germany, the United Kingdom, Belgium and South Africa. Dubbed programming is expected in Latin America, the Middle East and the Balkans. In addition, the Company has approximately 4,138 hours of acquired programming which it has the rights to air in Greece. The Company has the right to air such programming within specified time periods. Antenna's acquired programming library currently includes approximately 1,910 hours of foreign films, 1,120 hours of 60-minute series, 736 hours of children's programming and 373 hours of 30-minute series.

         Since 1995, the Company has derived revenues from providing programming to Antenna TV Ltd. (Cyprus) ("Antenna Cyprus"). Antenna Cyprus, which was launched in June 1993, is one of five free-to-air television broadcasters operating in the Greek language in Cyprus. Antenna Cyprus operates from 1:00 p.m. to 2:00 a.m. weekdays and 9:00 a.m. to 2:00 a.m. weekends. Antenna provides approximately 45% of Antenna Cyprus' programming. The General Manager of the Company is also the General Manager of Antenna Cyprus. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 13. Interest of Management in Certain Transactions."

         Since 1996, the Company has derived revenues from programming and distribution agreements with Antenna Satellite TV (USA) Inc. ("Antenna Satellite"). A company affiliated with Mr. Minos Kyriakou (through indirect share ownership and membership on the board of directors) holds 50% of the shares of Antenna Satellite. The other 50% is held by an unrelated third party. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Related Party Transactions." Antenna Satellite broadcasts primarily Antenna programming to Greek-speaking audiences in the United States and Canada. Antenna's signal is transmitted to the United States via satellite and carried to viewers via direct broadcast satellite and cable television. Programming is aired 21 hours per day weekdays (10 hours of which are original broadcasts and 11 hours of which are rebroadcasts).

         Since 1997, the Company has derived revenue from programming and distribution agreements with Pacific Broadcast Distribution Ltd. ("Pacific Broadcast"). The Company intends to use a portion of the proceeds of the Offering to acquire from a company affiliated with Mr. Minos Kyriakou (through 100% indirect share ownership) a 100% interest in Pacific Broadcast. See "Item
16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds" and "Item 13. Interest of Management in Certain Transactions." Pacific Broadcast was established in May 1997, and has a 50% interest in a joint venture which rebroadcasts Antenna's programming in Australia. The joint venture receives such programming via satellite transmission. The other 50% interest in the joint venture is held by an unrelated third party. Pacific Broadcast is responsible for providing the joint venture with programming (which it obtains primarily from Antenna) and bears 30% of the transmission costs for such programming. The joint venture partner provides promotion, marketing and subscriber services and bears 70% of the transmission costs. The joint venture distributes programming in Australia through the two leading Australian cable companies (Optus Vision and Foxtel) and expects to distribute programming in the future via direct-to-home satellite operators. The two partners each receive 50% of the revenues of the joint venture. For Fiscal 1998, Pacific Broadcast had total net revenue of GRD 135 million ($0.5 million) (representing its share of the joint venture's revenue from advertising and subscriptions), an operating loss of GRD 467 million ($1.6 million) and a net loss of GRD 492 million ($1.7 million). See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 13. Interest of Management in Certain Transactions."

         In order to further the distribution of its programming, Antenna would consider acquiring interests in broadcasters in neighboring countries if attractive opportunities were to present themselves and regulatory restrictions could be overcome.

Investment in New Media

         As part of its growth strategy, the Company intends to expand its business into complementary media such as direct broadcast satellite programming and radio broadcasting. The Company believes that this strategy will serve to increase the size of its programming audience and enhance its brand. Expansion into direct broadcast satellite programming will provide Antenna with additional media for its programming, and expansion into radio broadcasting will serve to diversify both the source of its advertising revenue and the variety of advertising media available to its potential advertisers. For a description of the risks associated with the Company's entry into new media and the regulations applicable to such new media, see "General Considerations" below and "--Regulation."

Direct Broadcast Satellite

         Antenna intends to use a portion of the proceeds of the Offering to establish itself in the digital direct satellite broadcast business in Greece, if the appropriate opportunity presents itself. Alternatives range from investing in an existing operation to the creation of its own direct-to-home satellite broadcast ("DTH") platform. To date, no decision has been reached as to the preferable approach. Management believes that Antenna's participation in a digital DTH platform in Greece provides two important benefits to the Company. First, Antenna would participate significantly in the expected growth of multi-channel television in Greece (minimizing the potential impact of such services on existing terrestrial television operations). Second, a DTH platform would give Antenna a natural outlet for its extensive Greek-language programming library (through the sale of programming to the DTH platform). Management believes that the combination of these factors would likely result in significant brand enhancement for Antenna.

Radio

         The Company intends to use a portion of the proceeds of the Offering to acquire 99.97% of the capital stock of Antenna R.T. Enterprises ("Antenna Radio"), which operates Antenna FM (97.1 FM). Antenna Radio was established in 1988 as one of the first commercial radio operators in Greece. Antenna Radio serves the greater Athens area, operating 24 hours a day, seven days a week. The station targets audiences aged 25 and over with a combination news/talk and music format. Programming includes local, national and international news, weather, traffic and sports, as well as commentary, analysis, discussion, interviews, call-ins and information shows. Antenna Radio's primary source of revenue is the sale of advertising airtime. Antenna Radio has positioned itself as the authoritative voice in radio news coverage in Greece. Radio stations in Greece are required to operate on a regional basis and there are no private commercial radio stations operating nationally. Antenna Radio sells national advertising based on its arrangements with local broadcasters throughout Greece extending its coverage to approximately 70% of Greece. Antenna Radio also cooperates with CNN and Voice of America in its news gathering and dissemination efforts.

         Of the radio stations monitored by Media Services (13 in 1998), Antenna Radio had the second highest advertising share in 1998 (19.9%, as compared to 21.1% for Skai, which has a format similar to Antenna Radio and 13% for Lampsi, which has an all music format). In terms of ratings for news radio stations operating in the greater Athens area, Antenna had the second highest ratings in 1998 (11.4%, as compared to 17.0% for Skai).

         For Fiscal 1998, Antenna Radio had total net revenue of GRD 1,765 million ($6.3 million), operating income of GRD 248 million ($0.9 million) and net income of GRD 66 million ($0.2 million). See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 13. Interest of Management in Certain Transactions." The Company derives revenue from Antenna Radio in the form of interest payments on advances made available to Antenna Radio.

         Although Antenna Radio is owned principally by the sister of the Chairman and Chief Executive Officer of the Company, Antenna Radio has operated as a separate enterprise. In connection with the acquisition of Antenna Radio, the Company intends to merge the sales forces and news operations of Antenna and Antenna Radio to permit Antenna Radio to capitalize on Antenna's relationship with advertisers and derive synergies and cost savings from cross-promotion and brand strengthening and to reduce overhead and the costs of news programming.

General Considerations

         Antenna has no prior history of operations in these media. Expansion of the Company's existing broadcast operations into such new media could divert the use of the Company's resources and systems, require additional resources that might not be available, result in new or more intense competition, require different marketing strategies or greater start-up expenditures than anticipated, or otherwise fail to achieve anticipated results in a timely fashion, if at all. There can be no assurance, therefore, that the Company will be able to expand its existing business or compete successfully in the radio broadcast and direct broadcast satellite markets. The Company's ability to successfully manage its entry into new media will require continued enhancement of its operational, management, and financial resources and controls. The Company's failure to manage effectively its entry into the new media could have a material adverse effect on its business, financial condition and results of operations.

         Direct Broadcast Satellite. Direct broadcast satellite operations in Greece are relatively new and underdeveloped. To date, at least one party has applied for a digital broadcast license but no person has launched a digital satellite platform in Greece. The Company is considering various alternatives for establishing itself in the digital satellite broadcast business. Alternatives range from an investment in an existing operation to the creation of its own DTH platform, and each possible scenario has its own risks. Any such venture will rely on newly developed technology for the transmission and receipt of the broadcast signal. Potential demand for direct broadcast via satellite, as well as the degree to which any such venture's proposed service will meet that demand, cannot be estimated with certainty. Therefore, there can be no assurance that such operations will achieve market acceptance or that there will be sufficient demand for direct broadcast satellite to enable any such venture to achieve significant revenues, cash flow or profits. Numerous factors beyond the Company's control, including the willingness of consumers to pay subscription fees to obtain digital broadcasts, the cost, availability and consumer acceptance of the proposed receiver systems, the marketing and pricing strategies of competitors, the development of alternative technologies or services and general economic conditions, will affect any such venture's ability to gain market acceptance. Further, if a competitor's satellite receiver technology becomes commonly accepted as the standard for satellite receivers in Greece, any such venture would be at a significant technological disadvantage. Finally, Antenna's ability to participate in this area will depend in part on the opportunities that present themselves. There can be no assurance that appropriate opportunities will in fact arise.

         The regulatory framework for direct broadcast satellite operations in Greece, the Subscription Broadcast Law, is new and there can be no assurance that operations of any DTH venture of which Antenna is a part can be undertaken within the newly established framework for such medium or that a license will be issued to such venture to operate the proposed platform. See "--Regulation."

         Antenna may proceed alone, or in partnership with others, to pursue DTH opportunities. To the extent it does so with others, it may or may not hold a controlling interest. If it does not obtain a controlling interest, Antenna will not have the ability to control the management of such a venture or to unilaterally implement strategies it deems necessary or desirable to achieve satisfactory operating or financial results. Although the Company could have a significant role in the management, operations and strategies of such a venture, there can be no assurance that it would be able to exercise operational control over the venture or that it could influence the strategic direction of the venture. There can be no assurance that a venture in which Antenna has a minority interest will operate in a manner consistent with its interests, including the purchase and distribution of programming from Antenna's library. The proposed capital and other requirements for any such venture will be determined based on Antenna's evaluation of the market and prospects of a DTH platform in Greece. There can be no assurance that capital and other resources will be available to meet these business objectives.

         Radio. There can be no assurance that the Company will be successful in integrating the operations of Antenna Radio into its own and achieving the expected synergies and cost savings from this acquisition. In addition, the success of Antenna Radio is dependent, to a significant degree, upon its audience ratings and share of the overall advertising revenue within its market. The station competes for listeners and advertising revenue directly with other radio stations, as well as with other media. The audience ratings and market share for Antenna Radio are and will be subject to change, which could have a material and adverse effect on the results of operations of Antenna Radio. There can be no assurance that the station will be able to maintain or increase its current audience ratings or advertising revenue market share. The radio broadcasting industry is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems, direct broadcast satellite systems and other digital audio broadcasting formats (including multi-channel and multi-format satellite radio services) with sound quality equivalent to compact discs. The Company cannot predict at this time the effect, if any, that such new technologies may have on the radio broadcasting industry. Radio broadcast operations in Greece are subject to regulation similar in scope to the regulation of television broadcast operations. The Company submitted supplemental information in support of its application in January 1999 and expects formal action on radio station license applications generally, including Antenna Radio's, during 1999. While the Company believes that Antenna Radio has all governmental approvals necessary for its operations, and is in compliance in all material respects with all applicable laws, rules and regulations governing its operations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future, or that the interpretation or policy regarding enforcement of existing laws, rules or regulations will not shift in such a manner, that could make compliance more difficult or expensive or otherwise adversely affect the Company's business or prospects.

Other Sources of Revenue

         In addition to advertising, which is the Company's principal source of revenue, Antenna also generates revenue from various other sources. These include audiotext and infomercials which are promoted during dead time.

Audiotext

         The Company is a party to two exclusive contracts with an affiliated entity, Audiotex (which is a market leader in its sector). Audiotex is a provider of automated interactive telephone services, specializing in mass-market entertainment products. Audiotex provides its interactive expertise to broadcasters, publishers, telecommunications providers and mass advertisers. In addition to providing audiotext services, Audiotex provides direct marketing services, including preparation of databases, establishment of consumer help lines and classified advertising. Audiotex provides services to various advertisers, the Horse Racing Club of Greece, a number of local television and radio stations, and various magazines and newspapers. Audiotex derives its revenue principally from telephone calls to premium rate phone numbers. Audiotex has an agreement with the Hellenic Telecommunications Organization ("OTE"), whereby OTE charges telephone callers a fee on behalf of Audiotex and handles Audiotex's network operation and billing system.

         Under its contracts with Audiotex, in return for a royalty based on a percentage of revenue, Antenna provides consulting and production services and airs advertisements (known as "audiotext") with telephone numbers which viewers may call to participate in quizzes or cast votes (some of which have the effect of promoting Antenna) or to obtain horoscopes, weather forecasts or general information such as detailed news or national exam results.

         Holnest Investments Limited ("Holnest"), a Cypriot company controlled by Mr. Minos Kyriakou, Chairman and Chief Executive Officer of the Company, owns 51% of the shares of Audiotex and a director of the Company is also a director of Audiotex. See "Item 13. Interest of Management in Certain Transactions." The 49% interest is owned by Legion International, a Lagardere Group company. For Fiscal 1998, Audiotex had total net revenue of GRD 1,048 million ($3.7 million), operating income of GRD 345 million ($1.2 million) and net income of GRD 212 million ($0.8 million).

         The Company intends to use a portion of the proceeds of the Offering to acquire Holnest's interest in Audiotex. See "Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds."

Infomercials

         The Company also derives revenue from a second affiliated entity, Epikinonia Ltd. ("Epikinonia") (which produces infomercials). The director and principal shareholder of Epikinonia is also a director of the Company. See "Item
13. Interest of Management in Certain Transactions."

Training Center for Journalists and Other Media Personnel

         The Company intends to use a portion of the proceeds of the Offering to acquire one of the leading training centers of journalism in Greece. The Antenna Training Center for Journalists, which was founded in 1991 and is owned by Antenna Spoudastiki Ltd. ("Antenna Spoudastiki")(a company which is indirectly owned by members of the Kyriakou family), provides courses of study for journalists, sound technicians, cameramen, public relations personnel, sales and marketing personnel and costume and clothing designers. Journalists, sound technicians and cameramen follow a two-year course of study, public relations personnel follow a one-year course of study and costume and clothing designers can pursue a two-year program. The training center has arrangements with several institutions of higher education outside of Greece (including the London School of Journalism and Accademia di Costume e di Moda in Rome) permitting students to continue their studies toward a bachelor's degree. Management believes that the training center will assist the Company in training and attracting qualified talent.

         For Fiscal 1998, the training center had revenues of GRD 333 million ($1.2 million), operating income of GRD 4 million ($0.01 million) and a net loss of GRD 0.6 million.

Other Complementary Businesses

         Pursuant to an arrangement with the Commercial Bank of Greece, the second largest bank in Greece, the Company receives 50% of gross fees and commissions and 30% of interest (net of the bank's expenses and losses) generated by a co-branded Visa credit card bearing the name "Antenna TV."

         Antenna plans to establish a creative services group which will, for a fee, provide third parties with promotional services and communications consulting.

         Antenna has a contractual agreement, renewable upon mutual agreement every three months, pursuant to which Antenna provides dead time to a home shopping company to advertise home shopping products, in return for a varying percentage of the revenues derived from the sale of such products.

         The Company has entered into a memorandum of understanding with a major telecommunications provider and is in discussions with others pursuant to which the Company is exploring opportunities to make use of its transmission tower network for telecommunications services, including mobile telecommunications services and wireless local loop, provided by third parties. The parties are conducting a feasibility study with respect to possible cooperation.

Competition

         Antenna competes for advertising revenue with Mega Channel and, to a lesser extent, with the other national private commercial networks operating in Greece, including Star TV, Skai TV, New Channel, Macedonia TV, TV5, the subscription channels operated by NetHold Mediterranean and the three government-run channels (ET1, NET (formerly ET2) and ET3) that occasionally air commercial advertisements and with other advertising media, such as radio, newspapers and magazines and outdoor advertising. There are currently no subscription cable services operating in Greece, and satellite services have a negligible presence. The following table sets forth as of December 31, 1998 the household penetration and the hours of daily transmission of the state-owned networks and Antenna's principal competitors among the private broadcasting networks that are ranked by AGB:

                                                  Household      Daily Hours
  Network/Channel                                 Penetration    Transmission
  ---------------                                 -----------    ------------
  State Owned
       ET1......................................    99.7%             18
       NET......................................    99.2              18
       ET3......................................    77.3              10
  Private
       Antenna..................................    99.5              24
       Mega.....................................    99.7              24
       Skai TV..................................    86.7              19
       Star.....................................    94.1              20

         ERT is the state vehicle for radio and television in Greece. ERT controls three television stations, four national radio stations and 25 local radio stations. Two of ERT's three television stations (ET1 and NET) are national channels and the third (ET3) focuses on programming for northern Greece, although its signal is retransmitted throughout Greece. The principal source of revenue for ERT's three television stations is a national television fee (GRD 1,000 per month) paid by all households as part of their electricity bills. Advertising is shown on all three channels, but represents a relatively small proportion of total income. Losses are covered by government subsidies.

         Mega Channel is Antenna's principal private-sector competitor for audience share and advertising revenue. Mega Channel's four principal shareholders are Greek newspaper and magazine publishers. Mega Channel is also a generalist channel with programming generally comparable to Antenna's. Star TV, launched in September 1993 as an alternative television channel targeting a young audience, offers programming consisting principally of foreign (mainly U.S.) programs. Skai TV was launched in October 1993 and currently offers "low budget" current affairs programs, old Greek films, news, talk shows and some variety shows.

         NetHold Mediterranean, the only subscription television channel in Greece, began operations in October 1994. Its two current channels are encrypted terrestrial broadcast channels offering a combination of subscription films and sports (including soccer and basketball), as well as some mainstream programming.

         Satellite services, with less than 1% of households receiving direct satellite broadcasts, currently have a negligible presence in Greece and do not materially impact the advertising market. Certain satellite television programming is rebroadcast terrestrially within Greece. ERT, for example, retransmits CNN, MTV, Euronews/Eurosport, TV5 Europe and RIK.

         Greece currently has no cable television infrastructure. OTE has announced plans to develop a broadband network to modernize telephony services and support satellite and cable television, and other multimedia services. OTE also has announced plans to provide multi-channel television, home banking and shopping and other interactive services. Satellite and cable television services may be provided by OTE in partnership with a third-party service provider. Law No. 2328 on Mass Media (the "Media Law") grants OTE a monopoly over cable television operations in Greece. To date, construction of the network has not yet commenced.

         A number of small local channels (estimated at approximately 120) broadcast without regulatory approval. These stations have no significant impact on the national advertising market.

         The Company also competes for revenue with other advertising media, such as newspapers, radio, magazines and outdoor advertising, and expects to compete in the future with other television distribution channels such as cable and direct-to-home satellite systems. Alternative sources of entertainment compete with the Company to the extent that they reduce the number of people watching broadcast television. Current and future technological developments may also affect competition within the television industry. Further advances in technology such as video compression, which would permit the same broadcast or cable channel or satellite transponder to carry multiple video and data services and programming delivered through fiber optic telephone lines or direct broadcast satellites could result in lower entry barriers for new channels and an expanded field of competing services. In addition, the introduction of digital television, which can be transmitted by satellite, cable or a terrestrial network, could result in new competitors, particularly cable and satellite operators, for its own operations as well as the proposed operations of a DTH venture. The Company regularly monitors opportunities to increase distribution of its programming, including opportunities presented by technological developments that have the potential to create alternative distribution platforms for it as well as its competitors.

Regulation

         These regulations, with the exception of the licensing and ownership requirements, apply to both private channels and government-owned channels.

Television Broadcasting

         The Company is subject to regulation under Greek law, which must be consistent with the minimum standards set forth in directives and other rules promulgated by EU administrative bodies.

         Licensing

         Greek Regulation. Private commercial television stations began operating in Greece in 1989 pursuant to Law No. 1866. Formal licensing of private commercial television broadcasting began in 1993 through the issuance of Ministerial decisions in favor of Antenna, Mega Channel, Star TV, Skai TV and New Channel, which contemplated licenses having a seven-year term running from the issuance by the government of formal license agreements; however, no such license agreements were issued to any broadcaster.

         The Media Law was enacted in August 1995 and provides a regulatory framework governing the establishment and operation of television stations in Greece. The Media Law supersedes Law No. 1866, but does not supersede the Ministerial decisions of 1993. The Media Law provides that authority granted pursuant to Law No. 1866 to private commercial television broadcasters would be effective for one year (i.e., through August 1996), after which such authority would be subject to renewal procedures under the Media Law. In August 1996, the one-year authorizations were extended for nine months pursuant to Law No. 2438. The Company's and each other private commercial television broadcaster's authorizations expired on May 29, 1997. In June 1997, a Ministerial decision allocated, on a region-by-region basis throughout Greece, frequency allocations to ERT, with the balance reserved for private networks and to be awarded at the time the licenses are renewed under the Media Law. In September 1997 and January 1998, the Greek Ministry of Press and Mass Media requested television networks to submit applications for the extension of television broadcast licenses. The Company filed its application before the March 20, 1998 deadline. A provision in the Greek legislation governing satellite broadcasts and other subscription broadcast services (the "Subscription Broadcast Law") confirms that existing television broadcast authorizations, of those broadcasters that have submitted applications for extensions of broadcast licenses, will remain in force until the Minister of Press and Mass Media formally acts on the applications. The Company does not expect formal action on any television network's license application before 2000. The Company believes that it has all approvals necessary for its operations and satisfies all requirements for the continuing renewal of its licenses, and that it is in compliance in all material respects with all applicable laws, rules and regulations governing its operations. However, there can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future, or that the interpretation or policy regarding enforcement of existing laws, rules or regulations will not shift in such a manner, that could make compliance more difficult or expensive or otherwise adversely affect the Company's business or prospects. The annual license fee for a licensed broadcaster is 2% of gross revenue.

         The Media Law currently contemplates the grant, upon renewal, of a license having a four-year term, subject to renewal for subsequent four-year periods. Licenses would be granted, renewed and revoked by the Greek Ministry of Press and Mass Media, based on recommendations of the National Council for Radio & Television (the "NCRT"). Pursuant to the Media Law, upon expiration, licenses would be automatically extended until such time as the renewal application is formally accepted or rejected. The Media Law provides that a rejection of a license may be made only for cause and further provides that an applicant whose renewal application is denied may appeal to the Greek administrative courts.

         European Community Regulation. The EU Broadcasting Without Frontiers Directive (the "Directive") of October 3, 1989 sets forth basic principles for the regulation of broadcasting activity in the EU. In essence, it provides that each EU broadcasting service should be regulated by the authorities of one member state (the "home member state") and that certain minimum standards should be required by each member state of all broadcasting services which that state's authorities regulate. Greece, which is the Company's "home member state," has, based on the Directive, given effect to the requirements of the Directive, through Presidential Decree No. 236 issued in July 1992. The EU Commission is responsible for monitoring compliance and can initiate infringement proceedings against member states that fail properly to implement the Directive.

         The Directive was amended by an amendment issued on May 27, 1997, and EU member states must implement the amended Directive (the "Amended Directive") through national legislation within 18 months. The Amended Directive provides that member states must ensure access by the viewing public to sporting events of "major importance" via terrestrial transmission and to this end must proscribe arrangements granting exclusive broadcast rights to such events to operators of cable networks or other subscription-based television networks.

         The Amended Directive also provides that teleshopping spots comply with the rules governing advertising spots and must be at least 15 minutes in length. The Amended Directive further provides that member states must ensure a right of reply to persons whose reputations have been damaged by a television broadcast and sets forth an action plan for the protection of minors through the use of symbols describing program content and a consultation process to address V-chips, a ratings system and other measures.

         The Directive currently requires member states to ensure "where practicable and by appropriate means" that broadcasters reserve "a majority proportion of their transmission time" for programs produced in Europe. In applying this rule, broadcast time covering news, games, advertisements, sports events, infomercials and teletext services is excluded. The Directive recognizes that member states are to move progressively towards requiring their broadcasters to devote a majority of relevant transmission time to programs produced in Europe, having regard to the broadcaster's informational, educational, cultural and entertainment responsibilities to its viewing public. In June 1996, ministers of the EU member countries voted to retain the existing system of voluntary restrictions, thereby rejecting amendments proposed by the European Parliament to replace the "where practicable" standard with an obligation on governments to ensure that broadcasters meet the quota. Greek television stations in general, and the Company in particular, devote a majority of relevant transmission time to works of European origin, exceeding the minimum quotas imposed by law.

         Restrictions on Advertising

         Although the Media Law does not impose limitations on the duration of advertisements, it does provide that not more than 15% of daily transmission time (which may be increased to 20% for advertisements constituting direct offers for products or services, provided spot advertising does not exceed 15% of daily transmission time) may be devoted to advertising and that spot advertising within a one-hour period may not exceed 20%. Feature films or films made for television exceeding 45 minutes in length may be interrupted by advertising only once every 45 minutes (and then only for a maximum of nine minutes), and further interruption is permitted if the duration exceeds 110 minutes. Advertising during any other program must be separated by intervals of at least 20 minutes and may not exceed four minutes. News bulletins, current affairs programs and children's programs of less than 30 minutes duration may not be interrupted by advertising. Advertising is to be inserted between programs, unless breaks during programs do not affect the value and integrity of the program. Advertising during televised sporting events and performances comprising "autonomous parts" may occur only during the intervals, and advertising during televised religious services is prohibited.

         Television advertising of tobacco products, prescription drugs and medical treatment requiring a prescription is prohibited, and television advertising of alcoholic beverages is subject to certain limitations on content.

         Limitations on advertisements aimed at protecting minors are set forth in the 1993 Consumer Protection Law. Advertising of children's toys between 7:00 a.m. and 10:00 p.m. currently is prohibited. Antenna, through ACT, challenged this restriction before the EU Commission, which found in favor of the challengers in November 1996. The EU Commission formally notified the Greek government of its decision and has requested that the restriction be withdrawn, and has initiated formal infringement proceedings against the government.

         Sponsored programs must be clearly identified as such. Programs may not be sponsored by persons or entities the advertisement of whose products or services are prohibited by the Media Law. News programs may not be sponsored. The Amended Directive provides that persons involved in the sale or manufacture of medicinal products available only by prescription may not sponsor programs.

         Although there are no restrictions imposed on licensed broadcasters with respect to political advertising, Greek law imposes restrictions on campaign spending by politicians.

         The Media Law was also designed to add transparency to the negotiations between advertising agencies and broadcasters. The law had the effect of eliminating, effective January 1, 1996, discounts offered to advertisers, requiring advertisers to pay the full cost (and taxes based on such full cost) set forth in the broadcaster's price list for a particular time slot, as filed with the Greek tax authorities. The Media Law permits broadcasters to offer cash rebates, up to 9.9% of the cost of airtime purchased, subject to certain conditions, including minimum levels of revenue paid per advertiser.

         Effective January 1, 1996, a joint directive of the Ministry of Press and Mass Media and the Ministry of Finance, for the purpose of clarifying the term "advertising" for purposes of Greek tax law, broadened the definition beyond spots aired in return for cash payments to cover all publicity aired. The decision also clarified a number of procedures relating to collection of taxes in respect of advertising. As a result of the decision, advertisers such as promoters of musical events, theatrical performers and sound recordings among others, who theretofore were able to place free advertising on television using barter arrangements, were faced with paying taxes on the value of such spots (at the rate imposed by the Media Law of 36% plus statutory assessments) or discontinuing the spots. Many of these advertisements, which for purposes of advertising statistics had been included as part of "advertising expenditures," were discontinued beginning in January 1996.

         Ownership

         Non-EU participation in the share capital of a licensed broadcaster may not exceed 25%. Licensed broadcasters may acquire only one license for a television channel and may not hold shares in excess of 25% of the share capital of such broadcaster and may not invest in, or serve as director or officer of, any other television broadcaster or invest in, or serve as a director or officer, of more than one other type of media enterprise (e.g., press or radio). Loans to the broadcaster by shareholders, officers or directors may not exceed 5% of share capital.

         The Media Law generally requires that shares of a Greek media company held by holders that are not individuals must also be registered in the name of the shareholders of such holder. However, such requirement will not apply to the ADSs, or to the Shares underlying the ADSs held by the Depositary, so long as they are held by the Depositary. See "Item 6. Exchange Controls and Other Limitations Affecting Security Holders."

         A company that holds a broadcast license must manage and operate the network. It may not assign management to a third party or delegate to third parties the production or management of programs exceeding 30% of its monthly transmission.

         Programming Content

         Under Greek law, at least 25% of a licensed broadcaster's transmission time must be in the Greek language, and at least a majority of the transmission time must represent works of EU origin (inclusive of works of Greek origin), in each case exclusive of news, sports events, game shows, teletext, infomercials, trailers and advertising.

         The Directive also requires that member states should ensure "where practicable and by appropriate means" that broadcasters reserve at least 10% of their transmission time (excluding time covering news, sports events, games, advertising, infomercials and teletext services) or, at the option of the member state, 10% of their programming budget, for European works created by producers who are independent of broadcasters. An adequate proportion of the relevant works should be recent works (that is, works produced within the last five years preceding their transmission). The Company is in compliance with these provisions of the Directive.

Direct Broadcast Satellite

         Licensing

         The Subscription Broadcast Law regulates television and radio broadcasts on a subscription basis. Different regulations apply depending on whether the broadcaster is broadcasting signals via satellite (a "satellite broadcaster") or a terrestrial network (a "terrestrial broadcaster"). The Subscription Broadcast Law contemplates that an authorized broadcaster would obtain a license and would enter into a contract with the government.

         A broadcaster may hold a licence for subscription satellite broadcasts and a license for subscription terrestrial broadcasts. A shareholder of a subscription satellite broadcaster or subscription terrestrial network may hold shares in another broadcaster that broadcasts in the other medium. A shareholder of a subscription terrestrial broadcaster cannot hold more than 40% of the stock or voting power of such broadcaster; no similar limitation applies with respect to shareholders of subscription satellite broadcasters. A license holder under the Subscription Broadcast Law cannot itself hold a licence for free television broadcasting, but can participate as a shareholder in a company that holds a broadcast license for free television. A free television broadcaster can hold up to 40% of the stock or voting power of a subscription terrestrial broadcaster and up to 100% of the stock or voting power of a subscription satellite broadcaster.

         Licenses will be granted under the Subscription Broadcast Law for periods ranging from five to fifteen years. Licences will be granted by the Ministry of Press and Mass Media, and the duration of a license is within its discretion, based on its review of financial data and the investment plan of the proposed license holder. In addition, notice of a transfer of a license holder must be given to the Ministry of Press and Mass Media for approval (unless the transferee is a listed company, in which case notification is required only if the transfer involves greater than 2.5% of the capital of a license holder).

         A license holder must pay GRD 15 million per 24 hours of total scheduled daily broadcasts. In addition, a satellite or terrestrial broadcaster must pay an annual fee of 0.5% of gross revenue, increasing by 0.5% every two years, and a terrestrial broadcaster must pay a flat fee of 3.5% of gross revenue. License holders must provide letters of credit in the amount of GRD 150 million per 24 hours of total broadcast time per day (up to a maximum of GRD 1.5 billion).

         Ownership

         To obtain a license, a subscription broadcaster must be a Greek societe anonyme and its registered office, principal executive office and management must be located in the EU. The shares of such a broadcaster must be in registered form. If the owner of such shares is a corporation, then the shares held by such corporation must also be registered on the shareholder register in the name of the individual shareholders of such corporation as well. The foregoing requirement does not apply to foreign corporations that have strong financial standing and have been engaged in audiovisual production for at least three years, a mutual fund or a company whose shares are listed on a recognized stock exchange or quotation system. The availability of any such exemption is subject to NCRT approval.

         Any company providing services such as subscriber management services, satellite facilities and encrypting or decoding equipment, must be a Greek societe anonyme, with share capital meeting the same requirements as the share capital of a holder of a license under the Subscription Broadcast Law. Content providers, unless they are broadcasters of free television programming, duly licensed in their own jurisdictions, must meet certain requirements, depending upon whether they are broadcasters themselves or program suppliers.

         Programming Content for Subscription Television Broadcasts

         A license holder must dedicate 10% (up to a maximum of 24 hours per day) of its broadcast time to the State, if it transmits more than 120 hours of programming per day. If a license holder broadcasts more than 240 hours of programming per day for at least one year, it must allocate at least 10% of available air time to new entrants.

         At least 25% per month of total air time must represent programming in the Greek language. During the first year of operations, at least 30% of non-Greek programming must be dubbed or subtitled, with the percentage increasing each subsequent year by 5%, up to a maximum of 50%. In calculating the foregoing requirements, broadcasts of exclusively musical content are excluded from total air time. At least 25% of yearly total air time broadcast must represent works produced in the EU, which percentage increases 5% each year up to a maximum of 45%. At least 10% of total yearly air time must represent independent works.

         The Subscription Broadcast Law contemplates that a presidential decree will be issued setting forth "major events," the broadcasts of which cannot be restricted to subscription broadcast.

Radio Broadcasting

         Free terrestrial radio broadcasting in Greece is subject to provisions of the Media Law. The restrictions on advertising on radio are substantially similar to the restrictions applicable to advertising on television. Although any one person can hold up to 100% of the share capital of a radio broadcaster, the provisions of the Media Law regarding concentrations in ownership of other media apply to radio broadcasters as well, as do the provisions regarding registration of shares of a radio broadcaster.

         The provisions of the Media Law regarding licensing apply to radio broadcasters. As is the case for various television broadcasters, including Antenna, Antenna Radio has filed its application for a license under the Media Law. The Company submitted supplemental information in support of its application in January 1999 and expects formal action on radio station license applications generally, including Antenna Radio's, during 1999. The Company believes that Antenna Radio has all approvals necessary for its operations and satisfies all requirements for the continuing renewal of its licenses, and that it is in compliance in all material respects with all applicable laws, rules and regulations governing its operations.

Employees

         As of December 31, 1998, the Company employed approximately 687 full-time employees (including 91 administrative personnel, 24 sales and marketing personnel and 572 production, programming and news personnel), none of whom is represented by unions. As of December 31, 1997, the Company employed approximately 683 employees (including 83 administrative personnel, 24 sales and marketing personnel, and 576 production, programming and news personnel), none of whom were represented by unions. All of the Company's employees are covered, however, by one of two national collective agreements which are revised periodically to provide for minimum wage increases. The Company believes that its relationship with its employees is satisfactory, and the Company has not experienced any work stoppages due to labor unrest.

Item 2.  DESCRIPTION OF PROPERTY.

         The properties of the Company consist primarily of broadcasting, production and office facilities, most of which are located in the Athens metropolitan area. The Company's principal office and nearby studio, where it produces and airs its daily talk shows and current affairs programs, contain 4,055 square meters of leased office and studio space. The Company is evaluating options to purchase space for the relocation of its principal office. In addition, the Company operates four additional leased studios in Athens aggregating approximately 2,500 square meters, supporting studio space of approximately 2,050 square meters and a leased 100-square meter studio in Thessaloniki in Northern Greece. All such studios have both production and on-air capabilities with microwave links to the principal office facilities.

         The Company owns approximately 150 transmission facilities (towers and relay stations), which provide coverage to approximately 99% of Greek households. In addition, the Company makes use of approximately 300 additional transmission facilities (typically provided by local municipalities) to enhance reception in other more remote areas of Greece. The Company's private and state-run competitors generally operate separate transmission facilities. The Company uses satellite relay facilities to reduce the costs associated with operating its terrestrial relay facilities. The Company is exploring opportunities to make use of its transmission towers for telecommunication services provided by third parties.

Item 3.  LEGAL PROCEEDINGS.

         The Company is involved in certain litigation arising in the normal course of its business. Management does not believe that any legal proceedings pending against it will, individually or in the aggregate, have a material adverse effect on its business or financial condition.

Item 4.  CONTROL OF REGISTRANT.

         The following table sets forth certain information as of the date hereof with respect to the beneficial ownership of the Company's capital stock, represented by 19,849,440 Shares.

                                                                                Percent of
                                                                                 Capital
                                                         Number of                Stock
           Shareholders                                   Shares               Outstanding
           ------------                                   ------               -----------
Holnest Investments Limited (1)                          4,192,360                 21.1%

Globecast Holdings Limited (2)                           3,752,162                 18.9%

Altavista Global Holdings Limited (3)                    3,752,162                 18.9%

Praxis Global Investments Limited (4)                    3,752,162                 18.9%

All directors and officers as a group                   12,079,584                 60.9%
(16 persons).

(1) Mr. Minos Kyriakou, Chairman of the Board of Directors and Chief Executive Officer of the Company is one of two directors, and owns 100% of the share capital, of Holnest Investments Limited, an Irish company, the address of which is ClanWilliam Terrace, Dublin 2 Ireland. Mr. Kyriakou has sole voting and dispositive power with respect to the Shares held by Holnest Investments Limited.

(2) Mr. Theodore Kyriakou, Executive Vice President and Chief Operating Officer of the Company and the son of Mr. Minos Kyriakou, owns 100% of the share capital of Globecast Holdings Limited, an Irish company ("Globecast"), the address of which is ClanWilliam Terrace, Dublin 2 Ireland. Mr. Kyriakou has sole voting and dispositive power with respect to Shares held by Globecast.

(3) Mr. Xenophon Kyriakou, the son of Mr. Minos Kyriakou, owns 100% of the share capital of Altavista Global Holdings Limited, an Irish company ("Altavista"), the address of which is ClanWilliam Terrace, Dublin 2 Ireland. Mr. Kyriakou has sole voting and dispositive power with respect to Shares held by Altavista.

(4) Ms. Athina Kyriakou, the daughter Mr. Minos Kyriakou owns 100% of the share capital of Praxis Global Investments Limited, an Irish company ("Praxis"), the address of which is ClanWilliam Terrace, Dublin 2 Ireland. Ms. Panayota Xypolia is a director of Praxis and, pursuant to the Articles of Association of Praxis, has sole voting power with respect to Shares held by Praxis. Ms. Kyriakou has sole dispositive power with respect to such Shares.

Item 5.  NATURE OF TRADING MARKET.

         The principal United States trading market for trading in the ADSs is the Nasdaq National Market ("Nasdaq"), and the principal non-United States trading market for trading in the ADSs is the London Stock Exchange Limited (the "London Stock Exchange"). Trading of the ADSs on Nasdaq and the London Stock Exchange commenced on March 4, 1999. The ADSs were issued pursuant to the Deposit Agreement, with The Bank of New York as Depositary, and each ADS represents one half of one Share.

         The highest and lowest sale prices of the ADSs as reported on Nasdaq for the period from March 4, 1999 to March 29, 1999 were $15.75 and $12.375, respectively. The high and low middle market quotations for the ADSs on the London Stock Exchange, as derived from its daily official list, for the period from March 4, 1999 to March 29, 1999, were $16.50 and $12.50, respectively.

         As of March 30, 1999, The Depository Trust Company was the only US registered holder of ADSs, holding an aggregate of 7,700,000 ADSs representing 3,850,000 Shares. These holdings represent 19.4% of the total number of Shares.

         The Company issued $115 million 9% Senior Notes due 2007 (the "Senior Notes") on August 12, 1997. The Senior Notes are not listed on any securities exchange, nor quoted through any automated quotation system. In addition, the Company does not intend to list the Senior Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the Senior Notes will develop, nor any guarantee as to the scope of and/or the liquidity of any market that may develop for the Senior Notes, the ability of the holders of the Senior Notes to sell their Senior Notes, nor the prices at which such holders would be able to sell their Senior Notes.

Item 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         Antenna is a Greek societe anonyme. There are no Greek laws or governmental decrees or regulations that restrict the movement of capital between Greece and the United States or that affect the remittance of dividends, interest or other payments to a non-resident holder of the Senior Notes or the ADSs (other than certain tax considerations - see "Item 7. Taxation"). Furthermore, except as described below, there are no limitations, either in the laws of Greece or in the Company's Articles of Incorporation, which limit or impede the right of non-Greeks to hold or to vote (if applicable) the Company's securities.

         Under the Media Law, if the owner of shares of a Greek media company is a corporation, then the shares held by such corporation must also be registered on the shareholder register in the name of the individual shareholders of such corporation as well. The foregoing requirement does not apply to shareholdings of up to 15% by corporations incorporated outside of Greece whose shares are in registered form, provided such corporations are public companies with a large shareholder base, have strong financial standing and are engaged in audiovisual production, or to mutual funds operating in the EU and governed by the EU Directive no. 85/611, provided no single fund holds more than 2.5% of share capital and all such funds in the aggregate do not hold more than 10% of the share capital. In addition, such requirement will not apply to ADSs, or to the Shares underlying ADSs held by the Depositary so long as they are held by the Depositary, based on an amendment which exempts shareholdings by companies listed on a local or foreign stock exchange (or similar institution) and financial institutions. However, to the extent a holder of ADSs withdraws Shares, such holder will be subject to the foregoing rules. The Depositary will be required to furnish to the NCRT the registry of holders upon request.

         Under the Media Law, no single shareholder may hold more than 25% of the Shares, and non-EU ownership of Shares may not exceed 25% of the share capital of the Company. See "Item 1. Business--Regulation--Ownership."

Item 7.  TAXATION.

         The information set forth below under the captions "ADSs--Greek Taxation" and "Senior Notes--Greek Taxation" are discussions of the material Greek tax consequences of the acquisition, ownership and disposition of ADSs (or Shares) and of Senior Notes, respectively. The information set forth below under the caption "ADSs--United States Taxation" and "Senior Notes--United States Taxation" are discussions of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs (or Shares) and of Senior Notes by a U.S. Holder (as defined below). These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption "ADSs--United States Taxation" deals only with U.S. Holders that will hold ADSs (or Shares) as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), and who do not at any time own individually, nor are treated as owning, 10% or more of the Shares (including ADSs) of the Company. In addition, this description of U.S. tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks, tax-exempt entities, insurance companies, persons holding ADSs or Shares as part of a hedging or conversion transaction or as part of a "straddle," U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies and holders whose "functional currency" is not the dollar.

         As used herein, the term "U.S. Holder" means (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any state thereof including the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (v) a partnership to the extent the interests therein are owned by any of the persons described in clauses (i),
(ii), (iii) or (iv) above.

         Holders of ADSs (or Shares) or Senior Notes who are not U.S. Holders should also consult their own tax advisors, particularly as to the applicability of any tax treaty. The statements regarding Greek tax laws and United States federal tax laws set out below assume that each obligation in the Deposit Agreement and any related agreement will be performed in full in accordance with its terms.

ADSs

Greek Taxation

         Introduction

         The following discussion of Greek tax considerations is based on tax laws and regulations in effect in Greece on the date hereof which are subject to change without notice (possibly with retroactive effect). Prospective purchasers or holders of ADSs or Shares should consult their own tax advisors as to the Greek or other tax consequences arising from the acquisition, ownership and disposition of ADSs or Shares as they may relate to such holder's particular circumstances.

         Taxation of Dividends

         Under Greek law, income before taxes of a societe anonyme whose shares are not listed on the Athens Stock Exchange is taxed at a flat rate of 40%, or 35% if its shares are listed on the Athens Stock Exchange. As a result, dividends distributed therefrom to shareholders are paid out net of tax. Accordingly, no withholding taxes are imposed by Greece on the payment of dividends on the Shares and the Company assumes no responsibility therefor.

         Taxation of Capital Gains

         Shares. Under Greek law, any gain derived from the sale of shares of a societe anonyme not listed on the Athens Stock Exchange or any foreign stock exchange or internationally recognized similar institution will be subject to a 20% capital gains tax. Such tax is also levied on capital gains obtained by persons not residing in Greece for tax purposes who are not entitled to the benefits of an applicable treaty for the avoidance of taxation. Under the tax treaty of 1953 entered into between Greece and the United States (the "US/Greece Tax Treaty"), U.S. persons otherwise eligible for benefits under the US/Greece Tax Treaty are not exempted from the payment of Greek capital gains tax. Any such capital gains tax is in principle payable by the seller, although the seller and purchaser are held jointly and severally liable.

         Under Greek law, the sale of shares of a societe anonyme not listed on the Athens Stock Exchange may only be effected by means of a notarial deed along with a special declaration for the payment of capital gains tax. Failure to follow this procedure in connection with the sale of shares will result in such transfer being null and void and the purchaser will not be entitled to benefit from any rights attached to the purchased shares.

         The private agreement or notarial deed is required to contain at least the following elements: (i) legal name (if other than a natural person), registered seat, tax office and fiscal number of both the seller and the purchaser; (ii) legal name (if other than a natural person), registered seat, tax office and fiscal number of the company as well as the type, number, nominal value and (if applicable) serial number of the transferred shares; (iii) the sale price and the mode of payment (payment in full or in installments); (iv) the amount of capital gains which the seller will recognize as a consequence of the sale according to his calculations; and (v) the amount of capital gains tax to be paid by him.

         The Shares are not listed on the Athens Stock Exchange. As a result, the capital gains tax and procedures for transfer described above will apply to the Shares. See below for a discussion of the treatment of ADSs for these purposes.

         Foreign purchasers of Shares residing for tax purposes in a jurisdiction with which Greece has concluded a tax treaty may be exempted from capital gains tax in accordance with the provisions of such applicable treaty. Although a treaty may exempt the seller from capital gains tax in Greece, the procedural requirements required to validly transfer the Shares must still be satisfied. As noted above, the US/Greece Tax Treaty does not provide an exemption from the application of Greek capital gains tax. Investors should consult their own tax advisors as to whether an income tax treaty with Greece applies to the application of capital gains tax.

         ADSs. Notwithstanding the above, no Greek tax will be levied on capital gains arising from sales of ADSs on Nasdaq or the London Stock Exchange in view of the fact that the holders of ADSs do not acquire direct rights on the underlying Shares and that the transfer of ADSs does not constitute per se a transfer of the underlying Shares. Any subsequent disposal of Shares might give rise to capital gains taxable in Greece on the terms described above. However, it should be noted that Greek tax authorities have not taken a position on whether Greek tax may be levied on capital gains from trades of ADSs or whether the Greek procedural requirements for the transfer of shares of a societe anonyme which are not listed on the Athens Stock Exchange also apply to transfers of ADSs. Their opinion on these issues may differ from that set forth above.

         The exercise of the right of a Holder of ADSs to receive Shares underlying such ADSs in accordance with and pursuant to the Deposit Agreement in order to exercise direct rights as shareholders of the Company, including, but not limited to, attending shareholders meetings and directly exercising voting rights or receiving dividends, would require their registration in the Company's shareholders registry. As a consequence of withdrawing Shares from the ADR facility, such Shares will be transferred from the Depositary to the Holder and such Holder will need to follow the procedure for the transfer of Shares described above. In connection with causing such transfer to occur, the relevant Greek tax authorities may seek to collect a capital gains tax on such transfer. The same would also apply to any subsequent transfer of Shares by the Holders.

         Transfers of Shares not effected in accordance with the provisions of Greek Law described above will result in the following: (i) the relevant transfers shall be null and void; (ii) transferees will not be able to exercise their rights as shareholders of the Company (i.e., receive dividends or participate in or vote at a General Meeting, either directly or by proxy); (iii) resolutions approved by a General Meeting in which the transferees or their proxies participated and voted and the actions authorized pursuant thereto (including, but not limited, to the approval of the financial statements and the distribution of dividends) may be invalidated; (iv) any person who appears and votes at a General Meeting without having the right to do so is subject to criminal sanctions and fines; and (v) the non-filing of a tax declaration (such as the declaration regarding the transfer of Shares) by the person who is obliged to do so or the filing of such declaration which subsequently is found to be inaccurate would result in such person being liable for the payment of additional taxes or penalties and if it were the intent of such person to evade payment of tax, such person may also be subject to other administrative or criminal sanctions.

         The consequences set forth in paragraphs (i) to (iv) above also apply to transfers of Shares not effected in accordance with the provisions of Greek law between persons who reside for tax purposes in a country with which Greece has a tax treaty exempting such persons from the payment of Greek capital gains tax. In such case the transferor would be liable for the payment of penalties amounting to between GRD 40,000 and GRD 400,000.

         Finally, pursuant to an express provision of Greek law, the transferee remains jointly and severally liable with the transferor to the tax authorities for the payment of capital gains tax in the event the transferor did not file the relevant tax declaration.

         Stamp Duty

         The issuance and transfer of Shares as well as the payment of dividends therefrom is exempt from stamp duty.

         Inheritance or Succession and Donation Taxes

         Under Greek law, foreign individuals or legal entities who are neither residents, nor under Greek tax law deemed to be residents, of Greece may be exempted from inheritance, or succession and donation taxes on ADSs evidencing Shares, if the country in which they reside provides equal tax treatment to individuals or legal entities, subject to the provisions of applicable treaties (if any). Even if a treaty should apply, the procedural requirements relating to the transfer of Shares as described above under "Taxation of Capital Gains" must be complied with, otherwise the consequences referred to above will be applicable.

         Prospective U.S. Holders of Shares and ADSs evidencing Shares should consult their tax advisors with regard to the applicability of the double inheritance tax avoidance treaty of 1950 entered into between Greece and the United States of America.

         POTENTIAL PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER GREEK TAX LAWS (INCLUDING GREEK CAPITAL GAINS, INHERITANCE OR SUCCESSION, AND GIFT TAX) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES AND ADSs.

United States Taxation

         The following discussion is based (i) upon the Code, U.S. judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, any of which is subject to change (possibly with retroactive effect), and (ii) in part upon representations of the Depositary.

         POTENTIAL PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES TO THEM UNDER U.S. FEDERAL, STATE, LOCAL AND APPLICABLE FOREIGN TAX LAWS OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES AND ADSs.

         U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the Shares underlying the ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of ADSs and Shares.

         Dividends

         Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by the Company to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of current or accumulated earnings and profits of the Company, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a U.S. Holder will not be eligible for the dividends received deduction allowed to corporations. To the extent that an amount received by a U.S. Holder exceeds such holder's allocable share of the Company's current and accumulated earnings and profits, such excess will be applied first to reduce such U.S. Holder's tax basis in his Shares (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the Shares) and then, to the extent such distribution exceeds such U.S. Holder's tax basis, will be treated as capital gain. The Company does not currently maintain calculations of its earnings and profits for U.S. federal income tax purposes.

         The gross amount of distributions paid in drachmas (or any successor or other foreign currency) will be included in the income of such U.S. Holder in a dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are paid to the Depositary regardless of whether the payment is in fact converted into dollars. If the drachmas (or any successor or other foreign currency) are converted into dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of drachmas as distributions. If, instead, the drachmas are converted at a later date, any currency gains or losses resulting from the conversion of the drachmas will be treated as U.S. source ordinary income or loss. Any amounts recognized as dividends will generally constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. A U.S. Holder will have a basis in any drachmas distributed equal to their dollar value on the payment date.

         A Non-U.S. Holder of ADSs generally will not be subject to U.S. federal income tax or withholding tax on dividends received on ADSs unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

         Sale or Exchange

         Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the ADSs and the amount realized on the disposition. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon (i) the holder's holding period for the ADSs (with a preferential rate available for ADSs held for more than one year) and (ii) the holder's marginal tax rate for ordinary income. Any gain realized will generally be treated as U.S. source gain and loss realized by a U.S. Holder generally also will be treated as from sources within the United States.

         The ability of a U.S. Holder to utilize foreign taxes as a credit to offset U.S. taxes is subject to complex limitations and conditions. The consequences of the separate limitation calculation will depend upon the nature and sources of each U.S. Holder's income and the deductions allocable thereto. Alternatively, a U.S. Holder may elect to claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not subject to the conditions and limitations applicable to foreign tax credits.

         The surrender of ADSs in exchange for Shares (or vice versa) will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such a surrender.

         If a U.S. Holder receives any foreign currency on the sale of ADSs, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of ADSs and the date the sale proceeds are converted into dollars.

         A Non-U.S. Holder of ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such ADSs unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

         Passive Foreign Investment Company

         The Company believes that Shares and ADSs should not currently be treated as stock of a passive foreign investment company (a "PFIC") for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change based on future operations. In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds the Company's ADSs or Shares, either
(i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes income such as dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

         If the Company is treated as a PFIC, a U.S. Holder that did not make a QEF election (or, if available, a mark-to-market election), as described below, would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of Shares or ADSs and (b) any excess distribution by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the Shares or ADSs). Under those rules (i) the gain or excess distribution would be allocated ratably over the U.S. Holder's holding period for the Shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

         A U.S. Holder of ADSs that are treated as "marketable stock" under the PFIC rules may be able to avoid the imposition of the PFIC tax rules described above by making a mark-to-market election. Generally, pursuant to this election, such holder would include in ordinary income, for each taxable year during which such ADSs are held, an amount equal to the increase in value of the ADSs, which increase will be determined by reference to the value of such ADSs at the end of the current taxable year as compared with their value as of the end of the prior taxable year. Holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making such election.

         In the case of a U.S. Holder who does not make a mark-to-market election, the special PFIC tax rules described above will not apply to such U.S. Holder if the U.S. Holder elects to have the Company treated as a qualified electing fund (a "QEF Election") and the Company provides certain required information to holders. For a U.S. Holder to make a QEF election, the Company would have to satisfy certain burdensome reporting requirements. The Company has not determined whether it will undertake the necessary measures to be able to satisfy such requirements in the event that the Company were treated as a PFIC.

         A U.S. Holder that makes a QEF election will be currently taxable on its pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The U.S. Holder's basis in the Shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Shares or ADSs and will not be taxed again as a distribution to the U.S. Holder.

         United States Backup Withholding and Information Reporting

         A U.S. Holder may be subject to information reporting with respect to dividends paid on, or proceeds of the sale or other disposition of, an ADS, unless the U.S. Holder is a corporation or comes within certain other categories of exempt recipients. A U.S. Holder that is not an exempt recipient may be subject to backup withholding at a rate of 31% with respect to dividends paid on, or the proceeds from the sale or the disposition of, an ADS unless the U.S. Holder provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the U.S. Holder's U.S. federal income tax liability or refundable to the extent that it exceeds such liability. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the United States Internal Revenue Service.

         Non-U.S. Holders generally may be subject to information reporting and possible backup withholding with respect to the proceeds of the sale or other disposition of ADSs effected within the United States, unless the holder certifies to its foreign status or otherwise establishes an exemption (provided that the broker does not have actual knowledge that the holder is a U.S. holder).

         Treasury regulations will modify certain of the rules discussed above with respect to payments on the ADSs made after December 31, 1999. In particular, a payor within the United States will be required to withhold 31% of any payments of dividends on or proceeds from the sale of ADSs within the United States to a non-exempt U.S. or Non-U.S. Holder if such holder fails to provide appropriate certification. In the case of such payments by a payor within the United States to a foreign partnership (other than one that qualifies as a "withholding foreign partnership" within the meaning of such Treasury regulations), the partners of such partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may only rely on a certification provided by a Non-U.S. Holder if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is unreliable.

         Transfer Reporting Requirements

         The United States Treasury Department recently issued final regulations with regard to reporting requirements relating to the transfer of cash to a foreign corporation by U.S. persons or entities. The regulations are effective for transfers made in taxable years beginning after February 5, 1999. Purchasers of ADSs should consult their tax advisors regarding these requirements.

Senior Notes

Greek Taxation

         The following discussion summarizes the principal Greek income tax consequences of an investment in the Senior Notes by a U.S. Holder. This disclosure does not discuss consequences to a holder that is a citizen or a resident of the Hellenic Republic for tax purposes or a company or other entity created or organized in or under the laws of the Hellenic Republic or that has a connection to the Hellenic Republic other than its investment in the Senior Notes. The following is a general description of certain Greek tax aspects of the Senior Notes and does not purport to be a comprehensive description of such tax aspects. No information is provided regarding the tax aspects of owning, holding or disposing of the Senior Notes under applicable tax laws of any jurisdiction other than the Hellenic Republic. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

         Under the U.S./Greece Tax Treaty, interest on the Senior Notes paid to a U.S. Holder that is a United States resident or corporation within the meaning of the U.S./Greece Tax Treaty is exempt from Greek income tax if (i) the U.S. Holder is not engaged in a trade or business in Greece through a "permanent establishment" and (ii) the interest on the Senior Notes does not exceed 9% per year. The mere holding of the Senior Notes or the enforcement of rights with respect thereto will not constitute a permanent establishment. The Company intends to treat all holders as U.S. Holders not permanently established in Greece unless it has information to the contrary.

         Under the U.S./Greece Tax Treaty, if the Senior Notes bear interest at a rate greater than 9%, a U.S. Holder will be subject to Greek income tax on the amount of interest exceeding 9% (the "Excess Interest"). At the date of this Annual Report on Form 20-F, the relevant income tax rates on interest earned from sources in Greece are as follows: 0% to 45% for individuals and 35% or 40% for corporations. For purposes of determining the income tax rate applicable to a U.S. Holder, the Company intends to treat all holders as U.S. corporations unless it has information to the contrary. If taxes must be withheld by the Company or paid by the U.S. Holder, the Company, with certain exceptions, will be liable for the payment of additional amounts, so that the U.S. Holder receives the same amounts payable had no such Greek withholding or other taxes been imposed. Holders that are not United States residents or corporations within the meaning of the U.S./Greece Tax Treaty will not be entitled to additional amounts in excess of those that would have been payable had such Holders been United States residents or corporations within the meaning of the U.S./Greece Tax Treaty.

         Any capital gain earned by U.S. Holders upon the sale or exchange of the Senior Notes is exempt from Greek income tax.

         There are no Greek inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of the Senior Notes by a U.S. Holder, except that such taxes will apply to the transfer by gift of the Senior Notes by a U.S. Holder to a permanent resident of Greece and may apply to the transfer at death of the Senior Notes by a U.S. Holder to a permanent resident of Greece. There are no Greek stamp, issue, registration, or similar taxes or duties payable by U.S. Holders of Senior Notes.

         All investors are advised to consult their own tax advisors as to the Greek tax consequences of this ownership and disposition of the Senior Notes, including the effect of any regional or local tax laws.

United States Taxation

         The following discussion summarizes certain United States federal income tax consequences of an investment in the Senior Notes to a U.S. Holder. The discussion is not a full description of all tax considerations that may be relevant to the holding or disposition of the Senior Notes. It does not describe any tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. This discussion assumes that such U.S. Holder holds the Senior Notes as capital assets within the meaning of Section 1221 of the Code.

         The discussion is based upon the provisions of the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.

         This discussion does not purport to address all aspects of federal income taxation that may be relevant to particular holders in light of their personal circumstances and does not deal with persons that are subject to special tax rules, such as dealers in securities, financial institutions, life insurance companies, tax-exempt entities, persons holding the Senior Notes as a part of a hedging or conversion transaction, a straddle or a constructive sale and persons whose "functional currency" is not the United States dollar.

         All investors are advised to consult their own tax advisors as to the particular United States tax consequences of the ownership and disposition of the Senior Notes.

         Stated Interest and Original Issue Discount. A Senior Note has original issue discount ("OID") in an amount equal to the excess of the "stated redemption price at maturity" of such Senior Note over its "issue price." The "stated redemption price at maturity" of a Senior Note generally will be equal to its stated principal amount. The "issue price" of the Senior Notes is the first price at which a substantial amount of the Senior Notes was sold. (For this purpose, sales to a bond house, broker, or similar person or organization acting in the capacity of an underwriter, placement agent or wholesaler to the public are ignored.)

         A U.S. Holder will be required (absent the election described below to treat all interest on a Senior Note as OID) to include in gross income the stated interest on a Senior Note at the time that such interest accrues or is received, in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes. A U.S. Holder also will be required to include OID on a Senior Note in gross income as it accrues, prior to the receipt of payments attributable to such income and regardless of such U.S. Holder's regular method of accounting for federal income tax purposes. The amount of OID accruing during each interest payment period is determined using the constant yield method of accrual. The method by which OID is calculated will cause U.S. Holders of Senior Notes to be required to include in income increasing amounts of OID in successive accrual periods.

         A U.S. Holder of a Senior Note, subject to certain limitations, may elect to include in gross income for federal income tax purposes all interest that accrues on a Senior Note by using the constant yield method described above. For purposes of the election, interest includes stated and unstated interest, acquisition discount, OID, de minimis OID, market discount and de minimis market discount, as adjusted by any amortizable bond premium or acquisition premium. In applying the constant yield method to a Senior Note with respect to which an election is made, the issue price of the Senior Note will be equal to the electing U.S. Holder's adjusted tax basis in the Senior Note immediately after its acquisition and no payments on the Senior Note will be treated as payments of stated interest. This election generally is applicable only to the Senior Note with respect to which it is made and will not be revocable without the consent of the Internal Revenue Service. If the election is made with respect to a Senior Note with amortizable bond premium, the U.S. Holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium held by the electing U.S. Holder as of, or acquired after, the beginning of the taxable year in which the Senior Note is acquired. Such an election, if made in respect of a market discount bond, will constitute an election to include market discount in income currently on all market discount bonds held by such U.S. Holder. See the discussion under "Premium and Market Discount", below.

         For purposes of determining a U.S. Holder's allowable U.S. foreign tax credit, stated interest and OID on the Senior Notes will be treated as income from sources outside the United States and will, with certain exceptions, be treated separately, together with other items of "passive" or "financial services" income or "high withholding tax interest," as applicable. To the extent that payments of principal and interest are not subject to Greek income or withholding tax (see above), the U.S. Holder will not have paid Greek tax eligible for crediting but such foreign source income may affect the creditability of foreign taxes imposed on other items of "passive" or "financial services" income or "high withholding tax interest" from sources outside the United States. To the extent that Greek income taxes must be withheld by the Company or paid by the U.S. Holder, the Company will, with certain exceptions, be liable for the payment of Additional Amounts so that the U.S. Holder will receive the same amounts that would have been payable if no such withholding taxes had been imposed. (If Additional Amounts are paid due to the imposition of Greek withholding taxes, the U.S. Holder will be treated as having actually received the amount of Greek taxes withheld by the Company with respect to a Senior Note, and as then having paid over such withheld taxes to the Greek taxing authorities. As a result, the amount of interest income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of interest may be greater than the amount of cash actually received by the U.S. Holder with respect to such payment. Further, if Additional Amounts are paid due to the U.S. Holder's payment of tax to the Greek taxing authorities such Additional Amounts will be included in the U.S. Holder's gross income for U.S. federal income tax purposes. Subject to certain limitations, a U.S. Holder will generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Greek income taxes withheld by the Company and paid over to the Greek taxing authorities or for any taxes paid directly to the Greek taxing authorities.

         Change in Greek Income Withholding Tax Rate. The United States Internal Revenue Service could take the position that the possibility that a change in the Greek income withholding tax rate could occur during the term of the Senior Notes will cause the Senior Notes to be treated under the rules applicable to contingent payment debt instruments. If such position were successfully asserted, gain realized by a U.S. Holder on the disposition of a Senior Note would be recharacterized as ordinary income rather than capital gain and, under present law, such gain would be subject to higher United States federal income tax rates in the case of individual U.S. Holders. In addition, although these rules could require a U.S. Holder to include projected amounts in income in advance of the receipt of such amounts, a U.S. Holder would not be entitled to a credit against its United States federal income tax liability or a deduction in computing its United States federal taxable income for such Greek income taxes until such taxes were paid to Greek taxing authorities.

         Premium and Market Discount. If a subsequent U.S. Holder's tax basis in a Senior Note is greater than its "adjusted issue price" (i.e., the issue price of such Senior Note increased by the amount of OID accrued in prior periods and reduced by prior payments made on the Senior Note other than payments of stated interest) and less than or equal to its stated redemption price at maturity (reduced by any payments made on the Senior Note other than payments of stated interest) such excess will be considered "acquisition premium." The amount of OID that such U.S. Holder must include in its gross income with respect to such Senior Note for any taxable year generally is reduced by the portion of such acquisition premium properly allocable to such year.

         If a U.S. Holder of a Senior Note purchases the Senior Note for an amount in excess of its principal amount (such excess generally being "bond premium"), the U.S. Holder will not accrue OID and, in general, may elect to amortize the bond premium over the period from the date of acquisition to the maturity date of the Senior Note on a constant yield method and reduce the amount of interest included in income in respect of the Senior Note by such amortized amount. A U.S. Holder who elects to amortize bond premium must reduce its adjusted tax basis in the Senior Note by the amount of such allowable amortization.

         If a U.S. Holder of a Senior Note purchases the Senior Note for an amount that is less than its adjusted issue price, the difference generally will be treated as "market discount." In such case, gain realized on the sale, exchange or retirement of the Senior Note by such U.S. Holder and unrealized appreciation on certain nontaxable dispositions of the Senior Note will be treated as ordinary income to the extent of the market discount that accrued on the Senior Note while held by such U.S. Holder (unless the U.S. Holder has made an election to include such market discount in income as it accrues). Unless the holder elects to treat market discount as accruing on a constant yield method, market discount will be treated as accruing on a straight-line basis over the term of the Senior Note. A U.S. Holder of a Senior Note acquired with market discount who does not elect to include such market discount in income on a current basis generally will be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry the Senior Note until the maturity or earlier disposition of the Senior Note in a taxable transaction.

         Sale, Exchange or Retirement of the Senior Notes. A U.S. Holder's tax basis in a Senior Note generally will be its cost, increased by the amount of OID and market discount previously taken into income by the U.S. Holder and decreased by any bond premium amortizable by the U.S. Holder with respect to the Senior Note and by any payments that are not payments of stated interest. A U.S. Holder generally will recognize gain or loss on the sale, exchange or retirement of a Senior Note in an amount equal to the difference between the amount of cash plus the fair market value of any property received upon the sale, exchange or retirement (other than any such amount received in respect of accrued interest) and the U.S. Holder's adjusted tax basis in the Senior Note. Gain or loss recognized on the sale, exchange or retirement of a Senior Note (except to the extent of accrued market discount, which will be taxable as ordinary income) generally will be capital gain or loss. In the case of a noncorporate U.S. Holder, the federal tax rate applicable to capital gains will depend upon the holder's holding period for the Senior Notes, with a preferential rate available for Senior Notes held for more than one year, and upon the holder's marginal tax rate for ordinary income. The deductibility of capital losses is subject to limitations. Gain realized on the sale, exchange or retirement of a Senior Note by a U.S. Holder will generally be treated as United States source income. Under temporary Treasury regulations generally effective for loss recognized after January 10, 1999, loss realized by a U.S. Holder on the sale, exchange or retirement of a Senior Note generally also will be treated as from sources within the United States (with exceptions relating to unamortized premium, accrued but unpaid interest, offsetting positions and certain other situations).


Item 8.  SELECTED FINANCIAL DATA.

         The following selected statement of operations and balance sheet data of the Company as of December 31, 1995, 1996, 1997 and 1998 and for the 18 months ended December 31, 1995 and the fiscal years ended December 31, 1996, 1997 and 1998 have been derived from the Company's audited financial statements. The financial statements as of December 31, 1997 and 1998 and the fiscal years ended December 31, 1996, 1997 and 1998 are included elsewhere in this Annual Report and have been audited by KPMG Peat Marwick Kyriacou, independent auditors, as stated in their report included herein. This selected statement of operations and balance sheet data should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Annual Report. The selected statement of operations and balance sheet data of the Company as of June 30, 1994 and December 31, 1994 and for the fiscal years ended June 30, 1994, the six months ended December 31, 1994 and the 12 months ended December 31, 1995 have been derived without material adjustment from unaudited financial statements of the Company. In the opinion of management, the unaudited financial statements of the Company have been prepared on the same basis as the audited financial statements included herein and include all adjustments necessary for the fair presentation of financial position and results of operations at these dates and for these periods, which adjustments are only of a normal recurring nature.

                                             Eighteen Months Ended
                                             December 31, 1995(1)

                                                          Twelve
                                             Six Months   Months
                                                Ended     Ended                      Fiscal Year Ended
                                             December 31  December 31,                  December 31,
                                             -----------  ------------                  ------------
                                      1994      1994       1995      Total     1996     1997      1998     1998
                                     (GRD)      (GRD)      (GRD)     (GRD)    (GRD)     (GRD)    (GRD)    ($)(2)
                                                         (in millions except per share data)
Statement of Operations Data
  Advertising revenue..............   20,922      9,060     19,097   28,157    22,086   23,242    28,685    102.5
  Related party revenue............      161         94        400      494     3,139    2,317     2,899     10.3
  Other revenue....................       80         64        123      187       141      192       220      0.8
                                      ------     ------     ------   ------    ------   ------    ------   ------
  Total net revenue................   21,163      9,218     19,620   28,838    25,366   25,751    31,804    113.6
  Cost of sales....................    7,047      3,514      7,244   10,758     7,562    5,394     5,142     18.4
  Selling, general and administrative
    expenses.......................    2,489      1,423      2,177    3,600     3,117    3,716     3,762     13.4
  Amortization of programming costs    7,773      2,895      6,823    9,718    11,565   12,434    12,383     44.2
  Depreciation.....................      378        227        455      682       467      494       600      2.2
                                      ------     ------     ------   ------    ------   ------    ------   ------
  Operating income.................    3,476      1,159      2,921    4,080     2,655    3,713     9,917     35.4
  Interest expense, net............    1,581      1,527      2,188    3,715     2,049    2,533     2,847     10.2
  Foreign exchange
  (losses) gains and
  other, net(3)....................     (680)       (28)      (192)    (220)      297     (679)   (4,007)   (14.3)
                                      ------     ------     ------   ------    ------   ------    ------   ------
  Income (loss) before income taxes    1,215       (396)       541      145       903      501     3,063     10.9
  Provision (benefit) for
  income taxes(3)..................      494       (128)       193       65       431      248     2,078      7.4
                                      ------     ------     ------   ------    ------   ------    ------   ------
  Net income (loss)................      721       (268)       348       80       472      253       985      3.5
                                      ======     ======     ======   ======    ======   ======    ======   ======
  Basic and diluted earnings (loss) per
    share(4).......................       --      (16.0)      20.8      4.8      28.1     15.1      58.8      0.2
                                      ======     ======     ======   ======    ======   ======    ======   ======
Balance Sheet Data (at period end)
  Total assets.....................   26,941     32,932     37,084   37,084    35,504   52,081    58,879    210.4
  Long-term obligations............      207        509      3,068    3,068     2,001   32,718    32,600    116.5
  Total debt(5)....................   12,660     16,769     19,243   19,243    14,780   32,790    32,666    116.8
  Shareholders' equity.............    4,579      4,311      4,659    4,659     5,131    5,385     5,370     19.2

Other Data
  EBITD(6).........................       --      1,386      3,376    4,762     3,122    4,207    10,517     37.6
  Net cash (used in) provided by
    operating activities...........       --     (3,068)    (1,021)  (4,088)    1,857   (4,785)    4,152     14.8
  Net cash used in
    investing activities...........       --       (351)      (279)    (630)     (226)    (240)     (385)    (1.4)
  Net cash provided by (used in)
    financing activities...........       --      4,568      2,015    6,583    (4,463)  16,609    (3,963)   (14.2)
  Cash dividends per share.........       --         --         --       --        --       --      59.6      0.2


(1)  During 1995, the Company changed its fiscal year-end to December 31.

(2) Translation of drachmae into dollars has been made at the rate of $1.00 = GRD 279.90 (the Noon Buying Rate on December 31, 1998). Such translation is provided solely for the convenience of the reader. On March 29, 1999, the Noon Buying Rate was $1.00 = GRD 304.50. See "--Exchange Rates."

(3) During Fiscal 1998, the drachma appreciated against the U.S. dollar, which resulted in a foreign exchange loss on a forward contract for which no tax benefit has been recognized due to the uncertainty of the ultimate ability to realize such tax benefit. See "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

(4) Earnings per share for Fiscal 1994 are not presented, as such amounts are not significant.

(5) Total debt includes bank overdrafts and short-term borrowings, long-term indebtedness (including the current portion thereof) and long-term obligations under capital leases (including the current portion thereof).

(6) EBITD represents earnings before interest expense, income taxes and depreciation. It is calculated after amortization of programming costs. Management believes that EBITD is a useful measure of operating performance because it is industry practice to evaluate operations based on operating income before interest and depreciation, which is generally equivalent to EBITD and EBITD is unaffected by the debt and equity structure of a company. EBITD does not represent cash flow from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income under U.S. GAAP for purposes of evaluating the Company's results of operations.

Exchange Rates

         The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the drachma against the dollar based on the Noon Buying Rate.


                                                                               Year Ended December 31,
                                                                               -----------------------
                                                             1994         1995         1996         1997         1998(2)
                                                             ----         ----         ----         ----         -------
                                                                            (drachmae per dollar)
High.................................................       253.34        242.47       247.80       287.25       323.13
Low..................................................       230.02        221.80       234.58       257.55       276.60
Average(1)...........................................       241.59        231.27       240.82       274.47       295.70
Rate at end of period................................       240.47        237.10       246.96       284.02       279.90

------------------------
(1) The average of the Noon Buying Rate on the last day of each month during the applicable period.

(2) The drachma was devalued in March 1998. See "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The following discussion and analysis should be read together with the Financial Statements, including the Notes thereto, and the other financial information included elsewhere in this Annual Report. The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations. Certain adjustments have been made to these records to prepare the Financial Statements and other financial information in this Annual Report in accordance with U.S. GAAP. This Annual Report contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth elsewhere in this Annual Report. See "Special Note Regarding Forward- Looking Statements."

General

         Antenna was formed as a societe anonyme and began operations at the end of 1989, shortly after the introduction of private commercial television in Greece. The Company derives a substantial portion of its revenue from the sale of television advertising time (90.2% of total net revenue in Fiscal 1998, 90.3% in Fiscal 1997 and 87.1% in Fiscal 1996). Advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by the number of advertisers competing for the available time and the availability of alternative advertising media. The Company seeks to maximize its advertising revenue by broadcasting programming that appeals to a variety of audience segments representing a broad cross- section of the Greek population. Antenna places particular emphasis on attracting viewers from demographic groups that are most attractive to advertisers and offering advertisers creative and flexible marketing opportunities.

         Substantially all of the Company's advertising revenue is generated from national advertising arrangements and contracts with the local affiliates of international advertising agencies, representing both multinational advertisers such as Procter & Gamble, Unilever, Estee Lauder, Coca-Cola Hellas and Colgate-Palmolive, and national advertisers such as OTE, Telestet, Panafon (Greek telecommunications companies) and Fage and Delta (Greek dairy companies). See "Item 1. Business--Television Advertising." The Company currently uses its own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, the Company provides certain advertising agencies with an incentive rebate (up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law), and at the end of each year the rebates are calculated and the advertising agencies entitled thereto invoice the Company for airtime credit for the following year reflecting the rebates. Such rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, the Company seeks to develop and maintain long-term relationships with the agencies and advertisers.

         Regulatory changes effective January 1, 1996 had the effect of greatly reducing discounts and free airtime offered to advertisers, requiring advertisers to pay the full cost (and taxes based on such full cost) set forth in the broadcaster's price list for a particular time slot, as filed with the Greek tax authorities. A joint directive of the Greek Ministry of Press and Mass Media and Ministry of Finance, for the purpose of clarifying the term "advertising" under Greek tax law, broadened the definition beyond spots aired in return for cash payments to cover all publicity aired. The directive also clarified a number of procedures relating to collection of taxes in respect of advertising. See "Item 1. Business--Regulation."

         While the Company sells a significant portion of its available advertising time, it does not sell all of it. The Company sold approximately 84% of total available advertising time during prime time broadcasts and approximately 63% of total available advertising time (including dead time allocated to audiotext, infomercials and home shopping) during Fiscal 1998. See "Item 1. Business--Television Advertising--General." The Company uses a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve its operating results and cash flows. Such other sources include audiotext and infomercials. The Company derives revenue from two affiliated entities, Audiotex, which generates audiotext revenue, and Epikinonia, which produces infomercials and pays Antenna for production and technical support. See "Item 13. Interest of Management in Certain Transactions." The Company intends to use a portion of the proceeds of the Offering to acquire a 51% interest in Audiotex. See "Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds."

         The Company also derives revenue from royalties received from syndicating its own programming. Such programming sales are made to a variety of users, including a television network in Cyprus (operated by Antenna Cyprus), and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers in the United States and Canada are made through Antenna Satellite and in Australia through Pacific Broadcast, companies affiliated with Mr. Minos Kyriakou. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See Note 23 of Notes to Financial Statements. The Company intends to use a portion of the proceeds of the Offering to acquire a 100% interest in Pacific Broadcast. In addition, selected news footage is sold to other news broadcasters around the world. The Company also expects to derive revenue from various other sources in the future. See "Item 1. Business--The Company--Business Strategy" and "--Other Sources of Revenue."

         The Company's revenue fluctuates throughout the year, with advertising revenue at its lowest level during the Company's third fiscal quarter (approximately 11.0% of total net revenue in Fiscal 1998), and at its highest level during the fourth fiscal quarter (approximately 37.3% of total net revenue in Fiscal 1998).

         Cost of sales includes the costs of acquiring foreign programming and Greek features and the cost of gathering, producing and broadcasting news. Selling, general and administrative expenses ("SG&A") includes payroll costs and sales, marketing and promotion costs, the broadcast license fee and other operating and administrative expenses. In September 1996, the Company began accruing, for the first time, the broadcast license fee payable pursuant to the Media Law. See "Item 1. Business--Regulation." This fee currently is calculated on the basis of 2% of gross advertising revenue.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming (principally Greek features). For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting the Company to a specific number of broadcasts during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for- television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless the Company determines during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         The Company follows U.S. Financial Accounting Standards Board Statement No. 53 Financial Reporting by Producers and Distributors of Motion Picture Films ("SFAS 53") regarding the amortization of programming production and acquisition costs. Consequently, all direct and certain indirect production costs (other than in respect of news and similar programming) are capitalized as investment in programs. These costs are stated at the lower of unamortized cost or estimated net realizable value. Under SFAS 53, estimated total production costs for an individual program or series are amortized in the proportion that the revenue realized relates to management's estimate of the total future revenue expected to be generated from such program or series based upon past experience. Estimates of future revenues are reviewed periodically in relation to historical revenue trends and the amortization of programming costs is adjusted accordingly. To the extent such estimates differ from the actual results, such amortization periods will be adjusted. Such adjustments could have a material adverse effect on the Company's financial condition and results of operations.

         An important component of the Company's strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up its own programming library. It has implemented this strategy over the past few years by significantly increasing its programming expenditures. The Company retains all rights to the programming in its library and believes that such rights may represent values in excess of net book value. Such value is demonstrated by the advertising revenue that the Company generates from rebroadcasting programming produced in prior years and from programming syndicated to other networks, including, in each case, programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. The Company expects to continue to expand its programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

         Following its proposed acquisitions of interests in Audiotex, Pacific Broadcast, Antenna Radio and Antenna Spoudastiki (the "Acquisitions"), the Company will own 51% of Audiotex, 100% of Pacific Broadcast, 99.97% of Antenna Radio and 100% of Antenna Spoudastiki, all of the results of which will be consolidated with Antenna's results (and, in place of related party revenue, the Company will record the underlying revenue and income (loss) of the acquired entities after elimination of intercompany adjustments), except Audiotex, which will be accounted for using the equity method, as the minority shareholder has significant veto rights in operating decisions. The proposed business combinations are among businesses under common control and will, therefore, be accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date such companies came under common control. Accordingly, the balance sheets and statements of operations will be combined based upon their book values and historical results of operations, respectively. The cash amounts to be paid for the Acquisitions, in excess of the book values of the businesses being acquired, will be treated as a dividend to the selling shareholders.

Results of Operations

Fiscal Year Ended December 31, 1998
Compared to Fiscal Year Ended December 31, 1997

         Net revenue increased GRD 6,053 million ($21.6 million), or 23.5%, from GRD 25,751 million ($92.0 million) in Fiscal 1997 to GRD 31,804 million ($113.6 million) in Fiscal 1998. This increase was attributable primarily to an increase in advertising revenue and, to a lesser extent, related party revenue. Advertising revenue, which comprised 90.2% of total net revenues for Fiscal 1998 (90.3% in the prior period), increased GRD 5,443 million ($19.5 million), or 23.4%, from GRD 23,242 million ($83.0 million) in Fiscal 1997 to GRD 28,685 million ($102.5 million) in Fiscal 1998, reflecting increases principally in volume (reflecting the sale of more advertising between the hours 7:00 a.m. and 1:00 a.m., higher ratings and audience share, and growth in the television advertising market generally) and to a lesser extent rates (which increased on average by approximately 6.0%). Rebates granted to advertisers in Fiscal 1998 totaled GRD 2,160 million ($7.7 million) compared to GRD 1,856 million ($6.6 million) in Fiscal 1997.

         Related party revenue increased GRD 582 million ($2.0 million), or 25.1%, from GRD 2,317 million ($8.3 million) in Fiscal 1997 to GRD 2,899 million ($10.3 million) in Fiscal 1998, which increase was attributable principally to revenue from Pacific Broadcast (reflecting programming revenue earned for the full year in 1998 as compared to six months in 1997), Antenna Satellite (reflecting an increased license fee for the full year in 1998 as compared to six months in 1997), Antenna Radio (representing interest on credit facility), Antenna Cyprus, Audiotex (from audiotext revenue) and Epikinonia (reflecting an increased use of infomercials by advertisers), partially offset by the absence of revenue from Catalogue Auctions Hellas S.A. ("Catalogue Auctions") in 1998.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and from infomercials, increased GRD 28 million ($0.1 million), or 14.5%, from GRD 192 million ($0.7 million) in Fiscal 1997 to GRD 220 million ($0.8 million) in Fiscal 1998, as a result of increased revenues from Antenna's branded credit card and sales of programming to third parties, partially offset by lower technical services revenue.

         Cost of sales decreased GRD 252 million ($0.9 million), or 4.7%, from GRD 5,394 million ($19.3 million) in Fiscal 1997 to GRD 5,142 million ($18.4 million) in Fiscal 1998, in spite of the increase in net revenue in Fiscal 1998. This decrease was attributable primarily to a decrease in costs associated with the acquisition of foreign programming (reflecting lower volumes (because the Company broadcast a higher ratio of Greek features to foreign films than it had in the past) and lower prices (because Greek features are generally less expensive than foreign films)) and the production of news (reflecting in large part coverage of municipal elections and other events), partially offset by an increase in the costs associated with the acquisition of Greek features (reflecting the shift in programming which led to an increase in volume).

         SG&A increased GRD 46 million ($0.1 million), or 1.2%, from GRD 3,716 million ($13.3 million) in Fiscal 1997 to GRD 3,762 million ($13.4 million) in Fiscal 1998. This increase was attributable principally to higher broadcast license fees (because of increased revenue and assessments in respect of prior frequency fee accruals), higher market research expenses (associated with the Company's strategy of producing high quality, innovative programming that appeals to audiences attractive to advertisers), higher legal and accounting expenses (associated with the Company's obligations as a reporting company under the United States Securities Exchange Act of 1934 (the "Exchange Act")) and a higher payroll (due to salary increases), partially offset by decreases in sales promotion and advertising, travel and general office expenses.

         Amortization of programming costs decreased GRD 51 million ($0.2 million), or 0.4%, from GRD 12,434 million ($44.4 million) in Fiscal 1997 to GRD 12,383 million ($44.2 million) in Fiscal 1998. In September 1998, the contract to broadcast basketball games of a National Greek Championship league terminated and was not renewed. Such games will be broadcast exclusively by the pay television network and, accordingly, the decision not to renew such contract is not expected to impact the Company's advertising share. Such decision resulted principally in lower programming costs and which in turn resulted in lower amortization.

         Depreciation increased GRD 106 million ($0.4 million), or 21.2%, from GRD 494 million

($1.8 million) in Fiscal 1997 to GRD 600 million ($2.2 million) in Fiscal 1998.

         Operating income increased GRD 6,204 million ($22.1 million), or 167%, from GRD 3,713 million ($13.3 million) in Fiscal 1997 to 9,917 million ($35.4 million) in Fiscal 1998, principally reflecting an increase in total net revenue during the period and lower cost of sales, partially offset by a slight increase in SG&A.

         Interest expense, net increased GRD 314 million ($1.1 million), or 12.4%, from GRD 2,533 million ($9.1 million) in Fiscal 1997 to GRD 2,847 million ($10.2 million) in Fiscal 1998, reflecting an increase in gross interest expense resulting from the issuance of the Senior Notes and a decrease in interest income primarily as a result of lower interest rates during Fiscal 1998. See "--Liquidity and Capital Resources."

         Foreign exchange losses and other, net increased GRD 3,328 million ($11.9 million) from GRD 679 million ($2.4 million) in Fiscal 1997 to GRD 4,007 million ($14.3 million) in Fiscal 1998, primarily due to the amortization of the premium on the foreign exchange contract of GRD 1,305 million ($4.7 million), the loss on the foreign exchange contract of GRD 2,464 million ($8.8 million) and the loss on a foreign currency option of GRD 254 million ($0.9 million). The exchange rate for converting drachmae to dollars ranged from 276.60 to 323.13, reflecting in part a 14% devaluation of the drachma in March 1998, with the drachma appreciating to 279.90 at period-end. See "Item 9A.
Quantitative and Qualitative Disclosures About Market Risk."

         Provision for income taxes increased GRD 1,830 million ($6.5 million) from GRD 248 million ($0.9 million) in Fiscal 1997 to GRD 2,078 million ($7.4 million) in Fiscal 1998 due principally to higher income before taxes, and an increase in the valuation allowance taken on deferred tax assets (arising from tax losses in 1999, primarily due to the foreign exchange loss incurred on the forward contract which will not fully reverse before its expiration).

         Net income increased GRD 732 million ($2.6 million) from GRD 253 million ($0.9 million) in Fiscal 1997 to GRD 985 million ($3.5 million) in Fiscal 1998. As a percentage of total net revenue, net income increased 1.0% to 3.1%.

Fiscal Year Ended December 31, 1997
Compared to Fiscal Year Ended December 31, 1996

         Net revenue increased GRD 385 million ($1.4 million), or 1.5%, from GRD 25,366 million ($90.6 million) in Fiscal 1996 to GRD 25,751 million ($92.0 million) in Fiscal 1997. This increase was attributable primarily to an increase in advertising revenue, which comprised 90.3% of total net revenue in Fiscal 1997, partially offset by a decrease in related party revenues. Advertising revenue increased GRD 1,156 million ($4.1 million), or 5.2%, in Fiscal 1997 over Fiscal 1996, which increase was attributable principally to a reduction in dead time and an increase in volume of advertising as a result of refinements by the Company in its programming mix to better reach the target audiences of its advertisers, including through the use of sponsored one- to two-minute fillers. Rebates granted to advertisers in Fiscal 1997 totaled GRD 1,856 million ($6.6 million) compared to GRD 1,633 million ($5.8 million) in Fiscal 1996.

         Related party revenue decreased GRD 822 million ($2.9 million), or 26.2%, from GRD 3,139 million ($11.2 million) in Fiscal 1996 to GRD 2,317 million ($8.3 million) in Fiscal 1997, as a result of a non-recurring distribution license fee in Fiscal 1996 from Antenna Satellite of GRD 1,354 million ($4.8 million), partially offset by increased revenues from Epikinonia (reflecting increased use among advertisers of infomercials), Audiotex (reflecting an expanded range of services provided to Audiotex), Antenna Cyprus (reflecting increased program sales) and Antenna Radio (representing interest on a credit facility). See "Item 13. Interest of Management in Certain Transactions." The decrease in revenue from related parties was also partially offset by revenue from two affiliated companies which began operations in 1997: Catalogue Auctions (GRD 34 million ($0.1 million)) and Pacific Broadcast (GRD 259 million ($0.9 million)). See "Item 13. Interest of Management in Certain Transactions."

         Other revenue increased 36.2% from GRD 141 million ($0.5 million) in Fiscal 1996 to GRD 192 million ($0.7 million) in Fiscal 1997, as a result of increased revenue from the provision of technical services (principally to local networks) and revenue from distribution agreements and Visa card fees and commissions, partially offset by a decrease in telemarketing revenue.

         Cost of sales decreased GRD 2,168 million ($7.7 million), or 28.7%, from GRD 7,562 million ($27.0 million) in Fiscal 1996 to GRD 5,394 million ($19.3 million) in Fiscal 1997. This decrease was attributable primarily to a decrease of GRD 1,789 million ($6.4 million) in costs associated with the acquisition of foreign programming and Greek features (reflecting lower average prices and lower volume) as the Company made greater use of its library, and a decrease in costs associated with the production of news (reflecting the impact of the Company's cost containment efforts commenced in Fiscal 1996).

         SG&A increased GRD 600 million ($2.2 million), or 19.2%, from GRD 3,117 million ($11.1 million) in Fiscal 1996 to GRD 3,717 million ($13.3 million) in Fiscal 1997. This increase was attributable principally to the impact of broadcast license fees for a full year, which increased GRD 342 million ($1.2 million), and higher advertising, market research and sales promotion expenses (principally costs associated with testing of audience response to programming), which increased GRD 160 million ($0.6 million), and the accrual of auditing and consulting fees in connection with the issuance of the Senior Notes.

         Amortization of programming costs increased GRD 869 million ($3.1 million), or 7.5%, from GRD 11,565 million ($41.3 million) in Fiscal 1996 to GRD 12,434 million ($44.4 million) in Fiscal 1997, which reflected the cumulative effect of amortizing programming costs from increased programming expenditures in current and prior years.

         Depreciation and other amortization increased GRD 27 million ($0.1 million), or 5.8%, from GRD 468 million ($1.7 million) in Fiscal 1996 to GRD 495 million ($1.8 million) in Fiscal 1997.

         Operating income increased GRD 1,058 million ($3.8 million), or 39.8%, from GRD 2,655 million ($9.5 million) in Fiscal 1996 to GRD 3,713 million ($13.3 million) in Fiscal 1997, principally reflecting a decrease in costs of sales and an increase in total net revenue, partially offset by an increase in SG&A.

         Interest expense, net increased GRD 483 million ($1.7 million), or 23.6%, from GRD 2,049 million ($7.3 million) in Fiscal 1996 to GRD 2,532 million ($9.0 million) in Fiscal 1997, reflecting higher levels of long term debt (including the Senior Notes), partially offset by an increase in interest income as a result of higher levels of cash on hand.

         Foreign exchange (losses) gains and other, net increased GRD 976 million ($3.5 million) from a gain of GRD 297 million ($1.1 million) in Fiscal 1996 to a loss of GRD 679 million ($2.4 million), reflecting a foreign exchange loss in 1997 due to depreciation of the drachma, compared to a gain in 1996, offset in part by an increase in other income.

         Provision for income taxes decreased GRD 183 million ($0.6 million) from GRD 431 million ($1.5 million) in Fiscal 1996 to GRD 248 million ($0.9 million) in Fiscal 1997. The statutory rate during these periods was 35%. The effective tax rate was slightly higher during Fiscal 1997 primarily reflecting higher levels of non-deductible expenses during that period. Subsequent to year-end 1997, the statutory tax rate was increased from 35% to 40%.

         Net income decreased GRD 219 million ($0.8 million) to GRD 253 million ($0.9 million). As a percentage of total net revenue, net income decreased from 1.9% to 1.0%.

Liquidity and Capital Resources

         The Company historically has funded its operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of indebtedness and cash flow from operations. As of December 31, 1998, the Company had approximately GRD 32,600 million ($116.5 million) of total long-term debt (principally the Senior Notes, as well as long-term obligations under capital leases).

         The Company's principal uses of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled GRD 13,468 million ($48.1 million) in Fiscal 1997 and GRD 14,401 million ($51.4 million) in Fiscal 1998. The Company intends to use approximately $25.2 million of the net proceeds from the Offering, together with available cash of GRD 11,285 million ($40.3 million) as of December 31, 1998, to fund the Acquisitions, its investment in digital production, news gathering and transmission equipment, the acquisition of new offices and production facilities and the distribution of programming in Europe and South Africa. The balance of the proceeds (approximately $61.3 million) will be used to fund the Company's investment in a DTH venture, if an appropriate opportunity presents itself, to develop DTH programming and channels, and for working capital and general corporate purposes (including, without limitation, the reduction of the Company's indebtedness from time to time). See "Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds." In connection with its acquisition of Antenna Radio, the Company will assume approximately $5.2 million of indebtedness (which it intends to repay over time with operating cash from Antenna Radio). Based on its current analysis of operations, management believes that the balance of the proceeds together with cash flow from operations will be sufficient to meet its cash flow needs for the current fiscal year. Factors beyond the Company's control may cause its anticipated cash flow needs to vary in the future. See "Special Note Regarding Forward-Looking Statements."

         Operating Activities. Net cash used in operating activities was GRD 4,785 million ($17.1 million) in Fiscal 1997 compared to net cash provided of GRD 4,152 million ($14.8 million) in Fiscal 1998, reflecting an increase in income from operations and an increase in accrued expenses. Net cash provided by operating activities was GRD 1,857 million ($6.6 million) in Fiscal 1996.

         Investing Activities. Net cash used in investing activities was GRD 240 million ($0.9 million) in Fiscal 1997 and GRD 385 million ($1.4 million) in Fiscal 1998, reflecting increased purchases of fixed assets such as technical, computer and office equipment. Net cash used in investing activities was GRD 226 million ($0.8 million) in Fiscal 1996.

         Financing Activities. Net cash provided by financing activities was GRD 16,609 million ($59.3 million) in Fiscal 1997 compared to net cash used of GRD 3,963 million ($14.2 million) in Fiscal 1998. In Fiscal 1997, the Company raised the proceeds from the Senior Notes which, together with available cash, were used to fund operating activities. In Fiscal 1998, the Company used cash provided by operating activities to fund the payment of dividends and other financial expenses. Net cash used in financing activities was GRD 4,463 million ($15.9 million) in Fiscal 1996.

         Distributable Reserves. The Company had distributable reserves in its Greek statutory accounts of approximately GRD 1,626 million ($5.8 million), and, subject to the provisions of an indenture, dated as of August 12, 1997 (the "Indenture"), between the Company and The Bank of New York, as trustee, distributed GRD 1,000 million ($3.6 million) of such reserves in August 1998 as a dividend, which was declared in June 1998. Other than the foregoing, the Company does not intend to pay dividends for the foreseeable future. The declaration of future dividends will be subject to the requirements of Greek corporate law and the terms of the Indenture. See Note 20 of Notes to Financial Statements.

         Other Long-term Liability. The Company has an outstanding liability to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. It is expected that the repayment terms will be structured over approximately three years. An installment of approximately GRD 322 million ($1.2 million) was paid during Fiscal 1997 and approximately GRD 1,001 million ($3.6 million) was paid during Fiscal 1998.

Year 2000 and Euro Conversion

         The Company is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The "Year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

         The Company is in the process of upgrading its management information system under the direction of the Information Technology Department. The principal areas affected by the Year 2000 problem are its computer network, customer billing system and business systems (accounting, finance, advertising, marketing, human resources, journalist support and transmission systems). The hardware related to its computer network is Year 2000-compliant, while the operating systems related to the computer network are expected to be year 2000-compliant by mid-1999. During 1998, the Company spent GRD 52 million ($0.2 million) upgrading its computer network. The software applications related to its business systems are expected to be Year 2000-compliant by early 1999. The cost of upgrading the Company's accounting and finance systems is estimated to be GRD 50 million ($0.2 million). The balance of the necessary upgrades will be completed by the end of 1999, at a cost of approximately GRD 92 million ($0.3 million).

         The Company is continuing to evaluate the extent to which non-information technology systems may be impacted by the Year 2000 and the types of contingency plans that may be necessary if its management information systems and/or non-information technology systems were to be non- Year 2000 compliant. Such an evaluation is expected to be completed by mid-March 1999. The Company is also continuing to evaluate the extent to which failure of third parties with which the Company interacts to be Year 2000-compliant could have a material adverse effect on the Company's financial condition or results of operations. Such third parties could include, among others, advertisers, providers of satellite transmission facilities, production companies and suppliers of foreign programming. Any Year 2000 compliance problem of the Company, any of its vendors and any other company with which it interacts or otherwise does business could have a material adverse effect on the Company's financial condition or results of operations. The Company's Year 2000 upgrade is expected to be completed by mid-1999. The Company has not yet developed contingency plans that address its failure to be Year 2000-compliant or the failure of third parties with which the Company deals to be Year 2000-compliant.

         The Company's revenues and expenses are denominated in drachmae and dollars. Greece is not among the eleven members of the European Union whose currencies became subject to conversion to the euro commencing January 1, 1999. The Company is not party to any material contracts in which payment is expected to be made in a currency which is scheduled to be converted to the euro. The Company's upgraded management information system is expected to be capable of handling conversion to the euro.

Inflation

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations or financial condition for the periods presented. Greece experienced average annual rates of inflation of 10.9%, 8.9%, 8.2%, 5.6% and 4.8% in the years 1994 through 1998, respectively.

Recent Accounting Pronouncements

Derivative Instruments

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management has not determined the effect of the adoption of SFAS 133.

Accounting for Computer Software

         In January 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 becomes effective for all fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-1 to have a material impact on Company's financial statements.

Reporting on the Costs of Start-Up Activities

         The AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5") in April 1998 and is effective for fiscal periods beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company is evaluating the effect of the pronouncement.

Item 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Exchange Risk Management

         The Company's functional currency is the drachma, but certain of its revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into drachmae using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the drachma equivalent using exchange rates in effect at period-end. Non-drachma denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for GRD 2,043 million ($7.3 million), or 6.4%, of total net revenue in Fiscal 1998. The Company's non-drachma denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 5.1% of total net revenue in Fiscal 1998. Non-drachma denominated indebtedness (primarily U.S. dollars) totaled GRD 32,666 million ($116.8 million), or 100%, of total indebtedness, at December 31, 1998. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of the Company's operations are conducted in Greece, the Company's operating results will depend to a certain extent on the prevailing economic conditions in Greece. Furthermore, a significant proportion of the Company's revenue is in drachmae. On March 14, 1998, the drachma was devalued against major currencies by approximately 14% in an effort by the Greek government to meet European Monetary Union ("EMU") membership targets with respect to budget deficits and inflation. The devaluation successfully resulted in the first step towards qualification for EMU membership by bringing the drachma into the European Exchange Rate Mechanism ("ERM"). Two years of ERM membership is a prerequisite to joining the EMU. The Company believes that the devaluation of the drachma could result in general economic conditions that favor increased advertising expenditures and that it is well positioned to benefit from any such general increases in advertising expenditures. Any such increases, however, would be offset by any foreign exchange losses incurred to meet non-drachma denominated obligations from drachma denominated revenues to the extent non-drachma dominated revenues and cash on hand are insufficient to meet such non-drachma denominated obligations.

         The Company expects to increase modestly the level of non-drachma denominated revenue as result of its strategy of increasing its sales of programming to Greek-speaking audiences resident outside Greece and to other markets.

         The Company hedges elements of its currency exposure through use of such derivative instruments as forward exchange agreements and currency options, though it might also consider interest rate swaps. Its current instruments expire in May 1999, and the Company is evaluating alternatives in anticipation of such expiration. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged. The Company has experienced net foreign exchange losses in the past, and it could experience net foreign exchange losses in the future to the extent that foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk would arise in the event of non-performance by a counterparty. The Company intends to minimize credit risk by entering into contracts only with highly credit rated counterparties and through internal limits and monitoring procedures.

         The financial instruments to which the Company is a party are recorded in the balance sheet at fair value unless, for accounting purposes, they meet the criteria for a hedge of an identifiable foreign currency commitment. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if: (i) the contract is designated, and effective, as a hedge of a foreign currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these criteria are deferred and included in the measurement of the related foreign currency transaction, unless it is estimated that the deferral would lead to recognition of losses in a later period, in which case such losses are not deferred.

         The Company has entered into a forward contract for the purchase of U.S. dollars. The notional amount of the contract is $87 million. The forward rate is 334 drachmae to the dollar. The premium (representing the difference between the spot rate of 310 drachma to the dollar on the contract's effective date and the forward rate), aggregating GRD 2,088 million ($7.5 million), is being amortized over the term of the contract (May 1999). Of this amount, GRD 1,305 million ($4.7 million) was recognized in Fiscal 1998, with the balance to be recognized over the life of the contract (the first and second quarters of 1999). In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) will be partially offset by corresponding losses or gains on the forward contract's notional amount.

         At December 31, 1998, the following contracts to buy and sell currencies (maturing within one year) were outstanding:

                                                                                                   Mark to
                            Currency                                  Buy            Sell       Market Value
                            --------                                  ---            ----       ------------
                                                                     (GRD)                         (GRD)
                                                                                 (in millions)
      Forward contract ($87 million).............................    29,058           --            533

         The Company also purchased for GRD 695 million ($2.48 million), a currency option during the fourth quarter of 1998 to sell dollars in May 1999 at GRD 280 per dollar, covering a notional amount of $104 million. The option has been recorded on the balance sheet at its market value and will be marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations. During the fourth quarter of 1998, GRD 254 million ($0.9 million) was recorded as part of the foreign exchange loss in the statement of operations. The remaining amount paid will be recognized in the statement of operations over the remaining life of the option (the first and second quarters of 1999).

         The following table sets forth the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to foreign currency exchange rate fluctuations:

                    Financial Instrument                            Maturity (2007)          Fair Value
                    --------------------                            ---------------          ----------
                                                                    (GRD)       ($)         (GRD)    ($)
                                  (in millions)
      Senior Notes ($115 million).................................. 32,545     115.0        27,663  97.8
      Average interest rate........................................        10%              ___

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.


Interest Rate Risk Management

         The Company manages interest rate risk by financing noncurrent assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The following table sets forth the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to interest rate fluctuations:

                    Financial Instrument                            Maturity (2007)          Fair Value
                    --------------------                            ---------------          ----------
                                                                    (GRD)       ($)         (GRD)    ($)
                                  (in millions)
      Senior Notes ($115 million).................................. 32,545     115.0        27,663  97.8
      Average interest rate........................................        10%              ___

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

Item 10. DIRECTORS AND OFFICERS OF REGISTRANT.

         The following table identifies each of the directors, executive officers and other officers of the Company. Directors are elected for a term of five years, the current term for all Directors ending in July 2003. Officers are appointed by the Board of Directors.



                        Name                     Age                   Position with the Company
                        ----                     ---                   -------------------------
Directors and executive officers:
                  Minos Kyriakou                  56            Chairman and Chief Executive Officer
                  Spilios Charamis                62            Vice Chairman and General Manager
                  Maurice Avdelas                 44            Deputy General Manager
                  George Xanthopoulos             49            Managing Director
                  Nikolaos Angelopoulos           50            Chief Financial Officer
                  Theodore Kyriakou               26            Executive Vice President and Chief Operating
                                                                Officer; Director
                  Socrates Eliades                68            Director
                  Panagiotis Fotilas              55            Director
                  Sifis Glyniadakis               63            Director
                  Xenophon Kyriakou               27            Director
                  Anastasios Tzavellas            50            Director

Other officers:
                  Constantine Spyropoulos         38            News Manager
                  Alkistis Marangoudaki           33            Programming Manager
                  Dimitrios Dallas                52            Technical Manager
                  Panagiotis Papandreou           61            Sales and Marketing Manager
                  Dennis Gialouris                40            Human Resources Manager


         Mr. Minos Kyriakou founded the Company in December 1989 and has served as its Chairman and Chief Executive Officer since then. He is also a shipowner, and the President of the Aegean Foundation and Honorary Consul General of Singapore to Athens as well as of Poland to Thessaloniki. He is also a director of Antenna Productions S.A. (a holding company), Antel S.A. (a developer of computer software and provider of data transmission services), Antenna Satellite TV USA (which broadcasts and distributes television programming in the United States), Antenna Satellite Radio (which operates radio stations in the United States), Antenna RT Satellite Services Ltd. (a holding company), Pacific Broadcast (which broadcasts television programming in Australia through a joint venture) and Athenian Capital Holdings S.A. (a holding company).

         Mr. Spilios Charamis has over 30 years experience in broadcasting and joined Antenna as General Manager in 1989. He has served as Vice Chairman of the Company since September 1998. He also serves as an officer of Antenna Cyprus. His previous employment includes general manager of Mole-Richardson Ltd., deputy general manager of ERT, vice president of Hellas Radio and managing director of Bioplastic S.A. Mr. Charamis studied Law at the University of Athens and Cinema and Television at the University of California at Los Angeles.

         Dr. Maurice Avdelas has been Deputy General Manager since December 1997 and has worked for the Company since 1990 as part of the Marketing and Research team where he served as Director since 1991. Prior thereto, he worked as Director of Marketing for the radio station Flash 96.1 and as a Research Advisor of the Greek Cinematography Center. He holds a degree from the School of Business and Economics and has completed graduate studies in the field of mass media. He also holds a doctorate degree from the Universite Paris VIII and has been involved in several research projects and lectures on the subject of mass media in Greece.

         Mr. George Xanthopoulos has served as the Managing Director of Antenna TV S.A. and a Director since December 1989. He is also a financial consultant and economist, and a director of Antenna Radio, Antenna Productions S.A., Antenna Promotions Ltd., Aegean Foundation Publications Ltd., Audiotex and Antenna RT Satellite Services Ltd.

         Dr. Nikolaos Angelopoulos has served as Chief Financial Officer of the Company since June 1996 and has 20 years of experience in the business and finance sectors. He is also Chief Financial Officer of Antenna Radio. Prior to June 1996, he served as financial adviser to of Econ Industries, S.A., financial director of Olympic Airways, S.A., corporate treasurer and management controls and planning manager of British Petroleum in Greece and an economist with Societe d'Etudes et Developpement Economique et Social, S.A. (SEDES) in Paris. He holds a masters and a PhD degree from the University of Paris I--Sorbonne.

         Mr. Theodore Kyriakou, Mr. Minos Kyriakou's son, has served as Executive Vice President of the Company since 1995, Chief Operating Officer since September 1998 and a Director since September 1998. He is also a director of Athenian Capital Holdings S.A. (a holding company). Prior to that, he worked for the CBS affiliate in Washington, D.C. owned by Gannett Broadcasting. He has also worked for Antenna Satellite TV USA in New York. He holds a degree in International Business and Finance, and a degree in Physics, from Georgetown University where he graduated cum laude.

         Mr. Socrates Eliades has been a director of the Company since December 1989. He is also consultant to a variety of maritime companies in Great Britain and Greece and the General Manager of Intestra Co. SA and Athenian Sea Carriers Ltd. He is a director of Antel S.A.

         Dr. Panagiotis Fotilas was named a director of the Company in September 1998. He is the Chairman of the Department of Industrial Management of the University of Piraeus and a director of Antel S.A. From 1983 to 1988, he served as chairman and managing director of the Hellenic Aerospace Industry. He is a member of the General Council of the Hellenic Industrial Association and has represented Greece on the NATO Scientific Committee.

         Mr. Sifis Glyniadakis was named a director of the Company in August 1998. Prior thereto he served as Advisor to the Chairman of the Board of the Company. He is also chairman of the board and chief operating officer of the Athens-based consulting firm of 3Z Strategic Management Services LLC and chairman of the board and chief executive officer of the Greek tobacco company, A.G. Keranis. He also served as chairman of the board and chief executive officer of the Commercial Bank of Greece (from 1991 to 1993), as chairman of the board and chief executive officer of Ionian Bank of Greece (from 1989 to 1990) and as special advisor to the Governor of the National Bank of Greece, as well as in senior management positions in private industry.

         Mr. Xenophon Kyriakou, a son of Mr. Minos Kyriakou, was named a director of the Company in September 1998. He is a shipowner, a director of a Greek shipping company and a director of Antel S.A.

         Mr. Anastasios Tzavellas was named a director of the Company in August 1998. Prior thereto he served as Advisor to the Chairman of the Board of the Company. He has held numerous positions in banking and private industry, and as a consultant to commercial banks, brokerage firms, corporate enterprises and government, including chairman of board of Finco S.A., a finance and investment company (1996 to present), special advisor to the mayor of Athens (1996 to present), chairman of board of Athens International Airport S.A. (1995-1996), chairman of the board of Ktimatiki Investments S.A. and Ktimatiki Mutual Funds Management Company (1995-1996), Governor of the National Mortgage Bank of Greece (1995-1996), member of the board of Aluminium de Grece S.A. (a subsidiary of Pechiney S.A.), member of the board of Baring Hellenic Ventures (BHV) S.A. (1993-1995) and chairman of the board of Diethniki S.A., one of the largest mutual funds in Greece (1993-1995).

         Mr. Constantine Spyropoulos joined Antenna in 1992 and was previously chief editor for Mega Channel and various Greek newspapers, magazines and radio stations. He studied economics and political science at the University of Athens.

         Ms. Alkistis Marangoudaki has 10 years of experience in both newspaper and television programming and joined Antenna in 1989. Before joining Antenna she worked for the newspapers "Antilogos" and "Evdomi." She holds a degree in Political Science from the University of Athens and has a postgraduate degree in Communication Policy from the City University in London.

         Mr. Dimitrios Dallas is an electrical engineer with over 20 years experience in the radio and television sector. He is a specialist in the design, installation and operation of television equipment. Prior to joining Antenna in 1989, he was manager of the television department of Telmaco in Greece for five years.

         Mr. Panagiotis Papandreou joined Antenna in 1989 and was previously media director of the advertising company Gnomi/FCB for twenty-five years. He has also been general manager of Hermedia Group (outdoor advertising), and Cine News (cinema advertising).

         Mr. Dennis Gialouris joined Antenna in April 1997 and was previously a personnel manager at Shelman, Colgate Palmolive and ANKO. He studied management at the University of Athens.

Board of Directors

         The Company is managed by its Board of Directors, which is composed of a minimum of three directors and a maximum of nine directors. The Board currently has nine members. Directors are elected by the shareholders' General Assembly (the "General Assembly") for a term of five years, with the current term for all Directors ending in July 2003.

         The Board of Directors meets at least once a month and may convene an extraordinary meeting of the General Assembly whenever the interests of the Company require it or when at least three Directors request a meeting in writing. Decisions of the Board of Directors must be passed by a majority of Directors at a meeting at which at least a majority quorum of Directors is present (three of which must be present in person.)

         In the event of a vacancy on the Board of Directors by reason of death, resignation or other reason, the remaining Directors shall elect a substitute for the remainder of the term. Such election is subject to the approval of the next regular or extraordinary meeting of the General Assembly. The absence of a Director from meetings of the Board of Directors without due cause for a period exceeding six months shall be deemed a resignation. Directors may be removed from the Board of Directors at any time by the General Assembly.

         Messrs. Angelopoulos, Fotilas, Glyniadakis and Tzavellas are members of the Audit Committee, which is responsible for making recommendations to the Board of Directors regarding the selection of independent auditors, reviewing the results and scope of the audit and reviewing and evaluating the Company's audit and control functions. Prior to August 1998, the Board of Directors undertook the responsibilities of the Audit Committee.

         The Board of Directors has no other committees.

Item 11. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS.

         The Company paid cash compensation of an aggregate of GRD 78 million ($0.3 million) in Fiscal 1998 to its executive officers and directors for all services in all capacities. In addition, the Company contributed GRD 4 million ($0.1 million) to state-sponsored pension plans on behalf of three executive officers in Fiscal 1998. Messrs. Minos Kyriakou and Theodore Kyriakou and the other directors of the Company do not receive any compensation for their services to the Company.

Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         The Company has no stock option, or other stock-based, compensation for directors or employees.

Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         Audiotex. The Company is a party to two exclusive contracts with Audiotex, 51% of whose outstanding shares are owned by Holnest (see "Item 4. Control of Registrant") and which has one common director with the Company. Pursuant to such contracts, Antenna (i) provides consulting and production services to Audiotex related to sales and promotions in media other than Antenna in return for a royalty of 7.8% of the gross annual revenue arising from such activities, and (ii) airs advertisements with telephone numbers which viewers may call to participate in quizzes or to obtain horoscopes, weather forecasts or general information such as detailed news or national exam results, in return for a royalty of 15% in respect of all other services prior to July 1, 1998, 30% after July 1, 1998 and, subject to Antenna acquiring a 51% interest in Audiotex, increasing retroactively to 40% in September 1998 and 50% in January 1999) of Audiotex's annual gross revenue. The contracts terminate on January 1, 2005 but may be renewed on substantially similar terms. Antenna had revenue pursuant to these contracts of GRD 362 million ($1.3 million) in Fiscal 1998. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 6 of Notes to Financial Statements. The Company has entered into an agreement with Holnest to acquire its 51% interest in Audiotex for cash consideration of $7.25 million.

         Antenna Satellite. The Company is a party to a programming agreement and a distribution agreement with Antenna Satellite, a company affiliated with Mr. Minos Kyriakou (through 50% indirect share ownership and membership on the board of directors). Under the programming agreement, which has a term ending May 23, 1999 (subject to the Company's right to renew for another three years), the Company provides Antenna Satellite with television programs for broadcast in the United States and Canada, in consideration for a license fee of $8,200 per day (for the six months ended June 30, 1997), $9,020 per day (for the six months ended December 31, 1997) and $9,020 per day (for the year ended December 31,
1998) for 10 hours of programming. The Company reported revenue of GRD 928 million ($3.3 million) in Fiscal 1998 under the programming agreement. Under the distribution agreement, which has a term of four years (subject to termination by either party in certain circumstances), the Company has granted Antenna Satellite a license to distribute, subdistribute or license specified television programming for broadcast by television stations located in the United States and Canada. Antenna Satellite is to pay a license fee of $5,500,000 in eight quarterly installments beginning March 31, 1998. The Company recorded the entire $5,500,000 license fee payable as revenue in Fiscal 1996. See Note 6 of Notes to Financial Statements. The obligations of Antenna Satellite to the Company under the programming agreement and the distribution agreement have been guaranteed by Mr. Kyriakou. See Note 6 of Notes to Financial Statements.

         Pacific Broadcast. The Company is a party to a programming agreement with Pacific

Broadcast, a company affiliated with Mr. Minos Kyriakou (through 100% indirect share ownership), which broadcasts television programming for distribution on cable television. Under this agreement, which has a term ending June 1, 2004 (subject to Pacific Broadcast's right to renew for a further four years), the Company has agreed to provide Pacific Broadcast with television programs for broadcast through subscription television in Australia, in consideration for a license fee of $5,000 per day for nine hours of programming (subject to negotiated increases after July 15, 1999 of at least 10%). The Company reported revenue from Pacific Broadcast of GRD 514 million ($1.8 million) in Fiscal 1998. See Note 6 of Notes to Financial Statements. The Company has entered into an agreement with a nominee of Mr. Kyriakou to acquire a 100% interest in Pacific Broadcast for cash consideration of $3.5 million.

         Antenna Cyprus. The Company is a party to an agreement to provide technical support and television programing to Antenna R.T. Services Ltd., a Cypriot company now known as Antenna TV Ltd. (Cyprus). The General Manager of the Company is the General Manager of Antenna Cyprus. The agreement provides for royalty payments equal to a percentage of revenue derived by Antenna Cyprus during broadcasts of Company-supplied programming. Such percentage was 9% in the period September 1992-1993, 11% in the period September 1994-1997, and is currently 12%. The Company had revenue from Antenna Cyprus of GRD 542 million ($1.9 million) in Fiscal 1998. See Note 6 of Notes to Financial Statements. The Company has advanced funds to Antenna Cyprus for production of approximately GRD 121 million ($0.4 million) at December 31, 1998 (with a maximum advance during the year of GRD 467 million). Such advances do not bear interest.

         Antenna Radio. The Company reported revenue of GRD 175 million ($0.6 million) in Fiscal 1998 from Antenna Radio, whose principal shareholder is the sister of Mr. Minos Kyriakou, for advertisements aired by the Company. In addition, the Company provided Antenna Radio with an advance pursuant to which Antenna Radio had borrowings of approximately GRD 247 million ($0.9 million) at December 31, 1998 (with a maximum outstanding during the year of GRD 1,596 million). Borrowings under this facility bore interest at a weighted average of approximately 14% per annum during 1998. Interest on these borrowings is currently approximately 15%, but is expected to decrease. See Note 6 of Notes to Financial Statements. The Company has entered into an agreement with Zoe Kyriakou, the sister of the Chairman and Chief Executive Officer of the Company, and certain holders of directors' qualifying shares to acquire over 99% of the outstanding capital stock of Antenna Radio for cash consideration of $16.25 million plus the assumption of approximately $5.2 million of indebtedness.

         Epikinonia. The Company reported revenue of approximately GRD 378 million ($1.4 million) in Fiscal 1998 from Epikinonia pursuant to an agreement dated January 11, 1996 in respect of studio space and technical and administrative services provided by the Company for the production of infomercials. The agreement, which expires December 31, 1999, provides for a fee of up to 75% of Epikinonia's revenue. The director and principal shareholder of Epikinonia, Mr. Sotirios Papadopoulos, was a director of the Company. See Note 6 of Notes to Financial Statements.

         Catalogue Auctions. The Company is a party to an agreement with an unaffiliated party to operate Catalogue Auctions, a company (50% of whose shares are owned by Antenna and which has a common director with Antenna (Mr. George Xanthopoulos)) which uses dead time to auction retail products listed in monthly catalogues advertised by Antenna. Under the joint venture agreement, which expires June 30, 2012, the Company receives a royalty fee of 15% of Catalogue Auctions' annual gross revenues if such gross revenues are in excess of GRD 1 billion, or 12% of Catalogue Auctions' annual gross revenues if such revenues are GRD 1 billion or less, but in no event less than GRD 10 million ($0.03 million) per month. The Company reported no revenue from Catalogue Auctions in Fiscal 1998. See Note 6 of Notes to Financial Statements.

         The Company believes that the terms of its contracts with affiliated parties are comparable to those that could have been obtained as a result of arm's-length bargaining between the Company and third parties.

                                     PART II

Item 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

         Not Applicable.

                                    PART III

Item 15. DEFAULTS UPON SENIOR SECURITIES.

         None.

Item 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS.

         The Company's ability to pay dividends to holders of ADSs or Shares is subject to limitations under the Indenture. The Company does not intend to pay dividends for the foreseeable future. The Company intends to retain future earnings to finance its operations and growth. So long as the Board of Directors believes it is not in the best interest of the Company to pay dividends, it intends to submit to the General Assembly, on an annual basis, a resolution seeking shareholder waiver of the dividend required by Greek corporate law. The Deposit Agreement provides that if such a waiver is sought, the Depositary will not solicit instructions from holders of ADSs with respect to such waiver and will vote the Shares underlying the ADSs in favor of such waiver. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 20 of Notes to Financial Statements.

         On February 12, 1999, the Company filed a registration statement on Form F-1 (Registration No. 333-72247) under the Securities Act of 1933, as amended, with the Commission with respect to the Offering. The Registration Statement was declared effective on March 3, 1999, and the Offering was completed on March 4, 1999. Of the 7,700,000 ADSs offered pursuant to the Offering, at an initial offering price of $15.00 per ADS, 6,160,000 ADSs were sold by the Company, and 1,540,000 ADSs were sold by Socrates Eliades, a shareholder of the Company (the "Selling Shareholder"). The aggregate offering prices of the ADSs offered and sold by the Company and by the Selling Shareholder were $92.4 million and $23.1 million, respectively.

         The managing underwriters of the Offering for ADSs sold in the United States and Canada were Lehman Brothers, BT Alex.Brown Incorporated and Salomon Smith Barney Inc. The managing underwriters of the Offering for ADSs sold outside the United States and Canada were Lehman Brothers International (Europe), BT Alex.Brown International, a division of Bankers Trust International PLC and Salomon Brothers International Limited.

         The net proceeds to the Company from the sale of the ADSs offered by it pursuant to the Offering was approximately $86.5 million, after deducting an estimated $3.9 million in underwriting discounts and commissions and an estimated $2.0 million in regulatory, legal, accounting and other fees and expenses of the Offering payable by the Company. The Company did not receive any of the proceeds from the sale of the ADSs offered by the Selling Shareholder.

         The Company intends to use approximately $25.2 million of the net proceeds it received from the Offering, together with available cash of GRD 11,285 million ($40.3 million) at December 31, 1998, to fund:

o the Acquisitions ($33.0 million) (see "Item 1. Business--Investments in New Media--Radio" and "--Other Sources of Revenue");

o its investment in digital production, news gathering and transmission equipment (approximately $13.0 million);

o the acquisition of new offices and production facilities (approximately $17.0 million); and

o the distribution of programming in Europe and South Africa (approximately $2.5 million).

See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 13. Interest of Management in Certain Transactions." The balance of the proceeds (approximately $61.3 million) will be used to fund the Company's investment in a DTH venture, if the appropriate opportunity presents itself, to develop DTH programming and channels, and for working capital and general corporate purposes (including, without limitation, the reduction of the Company's indebtedness from time to time).

         Available cash represents a portion of the proceeds of the issuance of the Senior Notes, which was allocated to investment in digital production and transmission equipment and new offices and production facilities as specified in the use of proceeds for the offering of Senior Notes.

         The Acquisitions are expected to be completed within six months after the consummation of the Offering. Pending the use of such funds as described above, the Company will invest such net proceeds in short-term, high-grade, interest-bearing securities.

                                     PART IV

Item 17. FINANCIAL STATEMENTS.

         The Company has elected to provide financial statements for Fiscal 1998 and the related information pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS.

         See pages F-2 through F-28 herein.

Item 19. FINANCIAL STATEMENTS AND EXHIBITS.

         (a) The following audited consolidated financial statements and schedule, together with the report of KPMG Peat Marwick Kyriacou thereon, are filed as part of this Annual Report on Form 20-F.

                                                                                                               Page
                                                                                                               ----
Independent Auditors' Report....................................................................................F-1

Statements of Operations for the years ended December 31, 1996, 1997 and 1998...................................F-2

Balance Sheets as of December 31, 1997 and 1998.................................................................F-3

Statements of Shareholders' Equity for the years ended December 31, 1996,
   1997 and 1998................................................................................................F-5

Statements of Cash Flows for the years ended December 31, 1996,
   1997 and 1998................................................................................................F-6

Notes to Financial Statements ..................................................................................F-7

         (b) Exhibits: the following exhibits are filed as part of this Annual Report on Form 20-F:

               2.1 Form of Deposit Agreement among the Company, The Bank of New York and the holders from time to time of American Depositary Shares, including Form of American Depositary Receipt*

---------------
* Incorporated by reference to the Company's Registration Statement on Form F-6 (Registration No. 333-10018), filed with the Commission on February 12, 1999.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Antenna TV S.A.

         We have audited the accompanying balance sheets of Antenna TV S.A. as of December 31, 1997 and 1998, and the related statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Antenna TV S.A. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.


KPMG Peat Marwick Kyriacou

Athens, Greece
January 20, 1999

                                 ANTENNA TV S.A.

                            STATEMENTS OF OPERATIONS
              For the years ended December 31, 1996, 1997 and 1998
      (In thousands of drachmae and US dollars, except earnings per share)


                                                                             Year Ended December 31,
                                                                     ---------------------------------------
                                                       Notes         1996           1997                1998
                                                       -----         ----           ----                ----
                                                                (GRD)          (GRD)           (GRD)         ($)
Advertising revenue.............................          2     22,085,816     23,242,456      28,685,478    102,485
Related party revenue...........................        2,6      3,139,433      2,317,041       2,898,777     10,356
Other revenue...................................                   140,796        191,826         219,632        785
                                                                 ---------     ----------      ----------     ------
Total net revenue...............................         24     25,366,045     25,751,323      31,803,887    113,626
Cost of sales...................................                 7,561,750      5,393,829       5,141,831     18,370
Selling, general and administrative expenses....                 3,116,886      3,716,711       3,762,101     13,441
Amortization of programming costs...............        2,7     11,564,673     12,433,721      12,383,100     44,241
Depreciation....................................      2,8,9        467,613        494,559         600,265      2,145
                                                                 ---------     ----------      ----------     ------
Operating income................................                 2,655,123      3,712,503       9,916,590     35,429
Interest income.................................                   169,220        645,342         517,952      1,850
Interest expense................................   11,12,13     (2,218,603)    (3,177,818)     (3,364,397)   (12,020)
Foreign exchange gains (losses), net............          2        276,142       (697,737)     (4,027,652)   (14,389)
Other income....................................                    20,852         19,206          21,280         76
                                                                 ---------     ----------      ----------     ------
Income before income taxes......................                   902,734        501,496       3,063,773     10,946
Provision for income taxes......................       2,15        430,691        248,383       2,078,373      7,425
                                                                 ---------     ----------      ----------     ------
Net income......................................                   472,043        253,113         985,400      3,521
                                                                 =========     ==========      ==========     ======
Basic and diluted earnings per share............                      28.1           15.1            58.8       0.21
                                                                 =========     ==========      ==========     ======

            Exchange rate used for the convenience translation of the
                      1998 amounts is GRD 279.90 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                                 BALANCE SHEETS
                        As of December 31, 1997 and 1998
                    (In thousands of drachmae and US dollars)

                                     ASSETS

                                                                        December 31,
                                                         -----------------------------------------
                                                         Notes       1997         1998        1998
                                                         -----       ----         ----        ----
                                                                    (GRD)        (GRD)         ($)
Current assets:
     Cash and cash equivalents.....................        4   11,533,274   11,284,545      40,316
     Accounts receivable, less allowance for
        doubtful accounts of GRD 769,626 in
        1997 and GRD 722,124 in 1998...............        5   10,989,070   15,632,031      55,849
     Due from related parties......................        6    2,527,592    3,151,408      11,259
     Programming costs.............................     2, 7   10,954,828   11,795,427      42,142
     Advances to related parties...................        6      863,262      388,344       1,387
     Advances to third parties.....................        2      577,293      548,312       1,959
     Prepaid expenses..............................                21,628       42,738         153
     Other current assets..........................                10,481       87,059         311
     Unamortized premium...........................        2           --    1,224,719       4,376
     Deferred tax assets...........................    2, 15      128,126           --          --
     Income and withholding tax advances...........               476,964      550,948       1,968
                                                               ----------   ----------  ----------
Total current assets...............................            38,082,518   44,705,531     159,720
Property and equipment, net........................     2, 8    1,600,945    1,521,905       5,437
Broadcast and transmission equipment under
   capital leases, net.............................     2, 9      822,454      686,389       2,452
Deferred charges, net..............................             2,077,850    1,959,622       7,001
Programming costs, excluding current portion.......     2, 7    5,910,644    7,087,570      25,322
Other receivable less allowance for doubtful
   accounts and fair value of 360,000
   in 1997 and 440,000 in 1998.....................       10      427,498      329,498       1,177
Due from related party.............................        6    1,787,276    2,021,798       7,223
Advances to related parties........................        6      305,746      120,979         432
Deferred tax assets................................    2, 15      958,296      345,573       1,235
Other assets.......................................               107,853      100,590         360
                                                               ----------   ----------  ----------
Total assets.......................................            52,081,080   58,879,455     210,359
                                                               ==========   ==========  ==========

            Exchange rate used for the convenience translation of the
               December 31, 1998 balances is GRD 279.90 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                                 BALANCE SHEETS
                        As of December 31, 1997 and 1998
          (In thousands of drachmae and US dollars, except share data)
                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                           December 31,
                                                            ------------------------------------------
                                                            Notes       1997          1998        1998
                                                            -----       ----          ----        ----
                                                                       (GRD)         (GRD)         ($)
Current liabilities:
     Bank overdrafts and short-term borrowings........       11           --            --          --
     Current portion of long-term loans...............       12           --            --          --
     Current portion of obligations under capital
        leases........................................       13       71,494        65,695         235
     Trade accounts, notes and checks payable.........             4,384,190     3,996,882      14,280
     Program license payable..........................             2,390,076     2,607,320       9,315
     Customer advances................................               123,373       251,949         900
     Accrued interest.................................             1,229,160     1,246,685       4,454
     Accrued expenses and other current liabilities...       14    2,058,234     8,784,998      31,386
     Income taxes payable.............................    2, 15           --            --          --
     Deferred tax liability...........................    2, 15           --     1,165,531       4,164
     Current portion of other long-term liability.....       16      855,850       854,719       3,054
                                                                  ----------    ----------  ----------
          Total current liabilities...................            11,112,377    18,973,779      67,788
                                                                  ----------    ----------  ----------
Long-term liabilities:
     Long-term debt...................................       12   32,597,670    32,545,000     116,274
     Long-term obligations under capital leases.......       13      120,823        55,128         197
     Other long-term liability........................       16    2,407,776     1,407,774       5,029
     Employee retirement benefits.....................    2, 17      332,000       351,940       1,257
     Long-term provisions.............................       22      125,831       175,831         628
                                                                  ----------    ----------  ----------
          Total liabilities...........................            46,696,477    53,509,452     191,173
                                                                  ----------    ----------  ----------
Shareholders' equity:
     Share capital (16,769,440 common shares
        authorized and issued, GRD 100 par value).....       18    1,676,944     1,676,944       5,991
     Additional paid-in capital.......................       18    3,752,500     3,752,500      13,407
     Accumulated (deficit)............................               (44,841)      (59,441)       (212)
                                                                  ----------    ----------  ----------
          Total shareholders' equity..................             5,384,603     5,370,003      19,186
                                                                  ----------    ----------  ----------
          Total liabilities and shareholders'                     ----------    ----------  ----------
             equity...................................            52,081,080    58,879,455     210,359
                                                                  ==========    ==========  ==========

            Exchange rate used for the convenience translation of the
               December 31, 1998 balances is GRD 279.90 to $1.00.

The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
              For the years ended December 31, 1996, 1997 and 1998
                           (In thousands of drachmae)


                                                              Accumulated (Deficit) Retained Earnings

                                                                    Legal, Tax   Accumulated
                                                        Additional   Free and     (Deficit)
                                               Share      Paid-in      Other       Retained                   Grand
                                              Capital     Capital     Reserves     Earnings     Total         Total
Balance, December 31, 1995 ...............   1,676,944   3,752,500   2,401,489   (3,171,486)   (769,997)    4,659,447
  Net income for the year ................          --          --          --      472,043     472,043       472,043
  Transfer of statutory earnings to legal,
   tax free and other reserves ...........          --          --     143,726     (143,726)         --            --
                                             ---------   ---------   ---------   ----------    --------     ---------
Balance, December 31, 1996 ...............   1,676,944   3,752,500   2,545,215   (2,843,169)   (297,954)    5,131,490
  Net income for the year ................          --          --          --      253,113     253,113       253,113
Balance, December 31, 1997 ...............   1,676,944   3,752,500   2,545,215   (2,590,056)    (44,841)    5,384,603
  Net income for the year                           --          --          --      985,400     985,400       985,400
  Transfer of statutory earnings to legal,
   tax free and other reserves ...........          --          --      78,972      (78,972)         --            --
  Dividends distributed ..................          --          --          --           --  (1,000,000)   (1,000,000)
                                             ---------   ---------   ---------    ---------   ---------     ---------
Balance, December 31, 1998 ...............   1,676,944   3,752,500   2,624,187   (2,683,628)    (59,441)    5,370,003
                                             =========   =========   =========    =========   =========     =========

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.
                            STATEMENTS OF CASH FLOWS
              For the years ended December 31, 1996, 1997 and 1998
                           (In thousands of drachmae
                                and US dollars)

                                                                                       Year Ended December 31,
                                                                               --------------------------------------
                                                                               1996        1997        1998      1998
                                                                               ----        ----        ----      ----
                                                                               (GRD)       (GRD)       (GRD)      ($)
Cash flows from operating activities:
      Net income..........................................................      472,043     253,113     985,400    3,521
      Adjustments to reconcile net income to net cash
          Deferred income taxes............................................     209,618     168,384   1,906,380    6,811
          Amortization of debt issuance costs..............................          --      80,955     226,731      810
          Amortization of premium on foreign exchange contract and loss on option    --          --   1,558,597    5,568
          Depreciation of property and equipment and capital leases and
            amortization of programming costs..............................  12,032,286  12,928,280  12,983,365   46,386
          Provision for other long-term liabilities........................       7,500          --      49,435      177
          Provision for employee retirement benefits.......................      30,000      57,000      38,000      136
          Change in current assets and liabilities
              (Increase) in accounts and other receivable..................     (24,186) (1,130,222) (4,642,961) (16,588)
              (Increase) in due from related parties.......................  (2,520,253) (2,048,427)   (198,653)    (710)
              (Increase) in programming costs.............................. (12,222,888)(13,156,060)(13,078,150) (46,724)
              Decrease (increase) in prepaid licensed programming cost.....   1,214,267    (312,228) (1,322,475)  (4,725)
              Increase (decrease) in trade accounts, notes and checks payable 1,783,660  (1,792,365)   (387,308)  (1,384)
              (Decrease) increase in licensed program payable..............    (293,316)     63,726     217,244      776
              Increase (decrease) in customer advances.....................     938,411  (1,248,417)    128,576      459
              (Decrease) increase in accrued expenses and other liabilities    (154,217)  1,464,197   5,725,096   20,454
              Increase (decrease) in income taxes payable..................      86,285     (86,285)         --       --
              Other, net...................................................     297,999     (26,667)    (36,863)    (132)
                                                                             ----------  ----------  ----------  -------
                 Total adjustments.........................................   1,385,166  (5,038,129)  3,167,014   11,314
                                                                             ----------  ----------  ----------  -------
                Net cash provided (used) by operating activities..........   1,857,209  (4,785,016)  4,152,414   14,835
                                                                             ----------  ----------  ----------  -------

Cash flows from investing activities:
      Purchase of fixed assets.............................................    (192,716)   (242,085)   (385,160)  (1,376)
      Disposal of fixed assets.............................................      22,477     150,849          --       --
      Purchases of assets under capital leases.............................     (55,668)   (148,825)         --       --
                                                                             ----------  ----------  ----------  -------
                  Net cash (used) by investing activities..................    (225,907)   (240,061)   (385,160)  (1,376)
                                                                             ----------  ----------  ----------  -------

Cash flows from financing activities:
      (Increase) in bank overdrafts and short-term borrowings, net.........  (3,785,666)(11,634,300)         --       --
      Proceeds from Senior Notes...........................................          --  33,355,397          --       --
      Debt issuance costs of Senior Notes..................................          --  (2,158,805)   (108,503)    (388)
      Dividends paid......................................................           --          --  (1,000,000)  (3,573)
      Repayment of long-term debt..........................................    (586,368) (2,969,065)         --       --
      Premium on foreign exchange contract.................................          --          --  (2,088,000)  (7,460)
      Purchase of foreign currency option..................................          --          --    (695,316)  (2,484)
      Increase in capital lease obligations................................      72,105     163,412          --       --
      Repayments of capital lease obligations..............................    (163,299)   (147,383)    (71,494)    (255)
                                                                             ----------  ----------  ----------  -------
                  Net cash (used) provided by financing activities.......... (4,463,228) 16,609,256  (3,963,313) (14,160)
                                                                             ----------  ----------  ----------  -------
Effect of exchange rate changes on cash....................................          --    (757,727)    (52,670)    (188)
(Decrease) increase in cash................................................  (2,831,926) 10,826,452    (248,729)    (889)
Cash and cash equivalents at beginning of year.............................   3,538,748     706,822  11,533,274   41,205
                                                                             ----------  ----------  ----------  -------
Cash and cash equivalents at end of year...................................     706,822  11,533,274  11,284,545   40,316
                                                                             ==========  ==========  ==========   ======
Supplemental disclosure of cash flows information:
      Cash paid for interest...............................................   1,850,460   1,462,930   3,083,545   11,017
      Cash paid for income taxes...........................................      34,514      86,285          --       --

            Exchange rate used for the convenience translation of the
               December 31, 1998 balances is GRD 279.90 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.
                        NOTES TO THE FINANCIAL STATEMENTS
          (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

1.       OPERATIONS OF THE COMPANY

         Antenna TV S.A. (the "Company"), a Greek societe anonyme, was founded by Mr. Minos Kyriakou, the Chairman and Chief Executive Officer of the Company. The Company began operations at the end of 1989 after the introduction of private commercial television in Greece. The Company's major source of revenue arises from the sale of advertising spots.

         As reflected in the accompanying balance sheet as of December 31, 1996, current liabilities approximate current assets. This was due to the fact that programming costs and capital expenditures had primarily been financed by revolving credit lines. During the year ended December 31, 1997, such borrowings were repaid from the proceeds of the Senior Note offering. (See Note 12).

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Financial Statements

         The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations and has made certain adjustments to these records to present the accompanying financial statements in accordance with U.S. generally accepted accounting principles. The amounts are in thousands of drachmae and U.S. dollars, except share data and exchange rates.

         Use of Estimates

         The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in the amounts reflected as allowance for doubtful accounts, amortization of programming costs, ultimate recoverability of other receivables, contingencies, including tax contingencies, and deferred tax assets. Actual results could differ from those estimates.

         The Company refers receivable balances that exceed their credit terms to a lawyer for collection. Management, in conjunction with input from their lawyer, provides an allowance for the estimated amount of all doubtful accounts at the balance sheet date in accordance with SFAS 5. Periodically, the Company writes-off balances that are deemed to be uncollectible.

         The other receivable described in Note 10 is an amount due from a political party which has experienced financial difficulties. Therefore, it is possible that the allowance for doubtful accounts may change. Management cannot estimate the amount of such a change at this time.

         Foreign Currency Translation

         The Company's functional currency is the drachma. Transactions involving other currencies are converted into drachmae using the exchange rates which are in effect at the time of the transactions. Monetary assets and liabilities which are denominated in other currencies are stated at the Greek drachma equivalent prevailing at year-end. Gains and losses resulting from foreign currency remeasurements are reflected in the accompanying statements of operations.

                                 ANTENNA TV S.A.

          (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

         Foreign Exchange Contracts

         Antenna enters into foreign exchange contracts to manage its exposures to foreign currency exchange and interest rate risks. Financial instruments are recorded in the balance sheets at their fair values unless they meet, for accounting purposes, the following hedging criteria.

         A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if (i) the contract is designated as, and is effective as, a hedge of foreign currency commitment and (ii) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these hedge accounting criteria are deferred and included in the measurement of the related foreign currency transaction. Losses are not deferred if, however, it is estimated that the deferral would lead to recognition of losses in later periods.

         Antenna has entered into an $87,000 forward contract with the Royal Bank of Scotland, to hedge its currency exposure on a portion of the principal and interest payable of its U.S. dollar denominated debt. The term of the contract covers the period from May 15, 1998 to May 15, 1999. The forward rate is 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, is being amortized over the term of the contract. Of this amount, GRD 1,305 million was recognized for the year ended December 31, 1998, with the balance to be recognized over the life of the contract. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) will be partially offset by corresponding losses or gains on the forward contract's notional amount. The fair value of the foreign exchange contract (the amount payable to settle) as of December 31, 1998 was GRD 533,310.

         Options

         Antenna has entered into an option agreement with the Royal Bank of Scotland to sell $103,902 at a rate of 280 drachmae to the dollar. The option has a maturity date that coincides with the maturity of the foreign exchange contract described above. The option has been recorded in the balance sheet at its market value and will be marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations.

         Revenue

         The Company's primary source of revenue is the sale of advertising time. Advertising revenue is recognized in the period that the spots are aired.

         Revenue from licensing and distribution agreements is recognized when all of the following conditions are met: the license period begins, the license fee for each program is known, the cost of each program is known, each program becomes available for broadcast and has been accepted by the licensee, and collectibility of the full license fee is reasonably assured.

         Revenue earned under distribution and licensing agreements with payment terms in excess of one year is discounted to its present value.

         Revenue from commissions and royalties earned on third (including related) parties' annual

                                 ANTENNA TV S.A.

          (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

revenue or advertising revenue is recognized when such parties air the program or advertising.

         Revenue from barter transactions whereby goods, services or assets are exchanged for television advertising time is recognized when the advertising spots have been aired.

         Deferred Charges

         The expenses incurred in connection with the issuance and distribution of the Senior Notes issued on August 12, 1997 (see Note 12) were capitalized and are amortized on a straight line basis over the term of the Senior Notes. Amortization for the years ended December 31, 1997 and 1998 totaled GRD 80,955 and GRD 226,731, respectively, and is included in interest expense in the accompanying statements of operations.

         Programming Costs

         Programming costs include produced programming and programming produced under contract with third-party production companies, licensed program rights and rights to sporting events. Programming costs are stated at the lower of cost less accumulated amortization or estimated net realizable value in accordance with SFAS 53.

         Produced programming includes talk shows, dramas, situation comedies, soap operas, sporting events and game shows. The related produced programming costs consist of direct production costs and production overhead.

         Licensed program rights represent amounts paid or payable to program suppliers for the right to broadcast the supplier's programs. Such rights are limited to a contract period or a specific number of showings. The portion of licensed program rights available for use at year-end that are expected to be amortized within one year are classified as current assets.

         Rights of sporting events represent amounts paid or payable to suppliers for the right to broadcast sporting events. Rights for sporting events expected to be amortized within one year are classified as current assets.

         Prepaid licensed program and sports rights represent licensed program and sports rights for which payments have been made prior to their availability. As these programs become available for use they are reclassified to licensed program rights or rights for sporting events.

         Distribution expenses are charged to expense when incurred.

         The amortization of programming costs, excluding licensed program rights, are charged to operations using the ratio of current period's gross revenue to estimated gross revenue to be derived from all sources. The amortization rates used for periods after actual gross revenue have been received are based on estimates and are reviewed periodically and revised when necessary to reflect historical patterns.

         Unamortized production and exploitation costs are compared with net realizable value each reporting period on a film-by-film basis. If estimated future gross revenues from a film are not sufficient to recover unamortized film costs, other direct distribution expenses and participations, the unamortized

                                 ANTENNA TV S.A.

          (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

film costs are written down to net realizable value.

         Licensed program rights are amortized to expense based on broadcasts.

         Cash and Cash Equivalents

         The Company considers cash or cash equivalents to be highly liquid investments such as cash, time deposits and certificates with original maturities of three months or less.

         Property and Equipment

         Property and equipment are stated at cost, less accumulated depreciation. Major renewals and improvements that extend the useful life of an asset are capitalized. Maintenance and repairs which do not improve or extend the lives of the respective assets are expensed when incurred.

         Depreciation of property and equipment are calculated on the straight-line basis over the estimated useful lives of the assets (see Note 8).

         Broadcasting and Transmission Equipment under Capital Leases

         Broadcasting equipment under capital leases is stated at the present value of the future minimum lease payment at the inception of the lease, less accumulated depreciation.

         Equipment under capital leases is depreciated over its estimated useful life (see Note 9).

         Advances to Third Parties

         The Company makes payments to artists, producers and script writers for services in connection with future programs. Such payments are included in production costs when services have been rendered.

         Employee Retirement Benefits

         As more fully discussed in Note 17, employee retirement benefits are provided for on an accrual basis.

         Income Taxes

         Income taxes have been accounted for using the asset and liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. Deferred taxes are measured using currently applicable tax rates.

         Barter Transactions

         Barter transactions represent non-cash transactions in which the Company sells advertising time to a third party in return for goods, services or assets (including rights to sporting events). These transactions are accounted for on the basis of the fair market value of the goods, services or assets. During the years ended December 31, 1996, 1997 and 1998, net revenue derived from barter transactions amounted to GRD 1,928,503, GRD 366,472 and GRD 381,183, respectively.

                                 ANTENNA TV S.A.

          (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

         Concentration of Credit Risk

         The Company's major source of revenue is derived in Greece (see Note
23).

         Concentration of credit risks with respect to current trade accounts are managed as the Company obtains letters of guarantee from banks, checks and notes receivable to support receivable balances. At December 31, 1997 and 1998, the Company had obtained letters of guarantee, checks and notes receivable in respect of approximately 54% and 7.2% of receivables, respectively.

         The Company earned 12.4% (GRD 3,139,433), 9% (GRD 2,317,041) and 9.1%
(GRD 2,898,777), of net revenues from related companies for the years ended December 31, 1996, 1997 and 1998, respectively. Accounts receivable relating to this revenue as of December 31, 1997 and 1998 represented 17.7% and 16.7% of accounts receivable, respectively. Related party revenue denominated in foreign currency amounted to GRD 2,789,934, GRD 1,611,705 and GRD 1,983,738 for the years ended December 31, 1996, 1997 and 1998, respectively. The related receivables are subject to foreign currency risk.

         Advances to related parties represents 67% and 48% of total advances at December 31, 1997 and 1998.

         No one supplier accounts for more than 10% of purchases.

         The Company's significant source of revenue is generated from selling advertising spots to local advertisers. In the years ended December 31, 1996, 1997 and 1998, no one advertiser accounted for 10% or more of total net revenue. Prior to 1996, it was common practice in the Greek market for certain advertising agencies to act in concert (so called "media shops") for the purpose of negotiating more favorable terms. In 1996, this practice of acting in concert was restricted by law and consequently, the "media shops" no longer constitute a concentration of credit risk.

         Impairment of Long-Lived Assets

         In March 1995, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" which requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Company adopted this standard in 1996. Adoption of this standard did not have a material impact on its result of operations or financial position.

         Financial Instruments

         The estimated fair values of cash, short-term accounts receivable, advances and payables approximate their carrying value because of the short-term maturity of these instruments.

         The carrying value of receivables with maturities greater than one year have been discounted using a rate of 9%, which approximates the fair value.

                                 ANTENNA TV S.A.

          (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

         The Company's Senior Notes include a fixed interest rate of 9%; the fair value at December 31, 1998 has been calculated based upon bank-quoted market rates. The market rate at December 31, 1998 was $97,750, as compared to the carrying value at December 31, 1998 of $115,000.

         Earnings Per Share

         The earnings per common share is computed by dividing net income applicable to common stock by the weighted average number of issued shares of common stock for the years ended December 31, 1996, 1997 and 1998. Basic earnings per share and diluted earnings per share are equal as the Company does not have any dilutive securities outstanding.

         Recent and New Accounting Pronouncements

         Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

         In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. The Company has adopted the provisions of SFAS No. 125 in 1997. Adoption of this statement did not have a material effect on the Company's financial position or results of operations.

         Capital Structure

         In February 1997, the FASB issued SFAS No. 128, "Earnings per Share" and SFAS No. 129, "Disclosure of Information about Capital Structure."

         SFAS No. 129 "Disclosure of Information about Capital Structure" was issued in February 1997 and is effective for financial statements for periods ending after December 15, 1997. It contains no changes in disclosure requirements for entities that were previously subject to the requirements of APB Opinions No. 10 "Omnibus Opinion-1966" and No. 15 "Earnings Per Share" and SFAS No. 47 "Disclosure of Long-Term Obligations."

         The Company has adopted the disclosure requirements at December 31, 1997.

         Comprehensive Income

         SFAS No. 130 "Reporting Comprehensive Income" was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

                                 ANTENNA TV S.A.

          (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

         It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

         The Company has no comprehensive income.

         Segment Information

         SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" was issued in June 1997 and is effective for fiscal years beginning after December 15, 1997. In the initial year of application comparative information for earlier years is to be restated.

         It requires that companies disclose segment data based on how management makes decisions about allocating resources to segments and measuring their performance. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers.

         The Company has reviewed the likely impact on the level of disclosure currently provided in its financial statements and has concluded that it has only one reportable segment and will, therefore, require no additional disclosure.

         Derivative Instruments

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management has not determined the effect of the adoption of SFAS 133.

         Accounting for Computer Software

         During January 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for the costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 becomes effective for all fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-1 to have a material impact on Company's financial statements.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

         Reporting on the Costs of Start-Up Activities

         The AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5") in April 1998 and is effective for fiscal periods beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The Company is evaluating the effect of the pronouncement.

3.       TRANSLATIONS OF DRACHMAE INTO US DOLLARS

         The financial statements are stated in drachmae. The translations of drachmae into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York on December 31, 1998, which was
279.90 to $1.00. The convenience translations are unaudited and should not be construed as representations that the drachma amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

4.       CASH AND CASH EQUIVALENTS

         As of December 31, 1998, time deposits of GRD 5,867,462 are included in cash and cash equivalents.

5.       ACCOUNTS RECEIVABLE

         Accounts receivable are analyzed as follows:

                                                           December 31,
                                                 -------------------------------
                                                       1997             1998
                                                       ----             ----
Trade...........................................    11,278,409       16,137,390
Less: allowance for doubtful accounts..........       (769,626)        (722,124)
                                                 --------------   --------------
                                                    10,508,783       15,415,266
                                                 --------------   --------------
Other:
   Subsidies....................................           --               --
   Value added tax..............................       230,411              --
   Employee advances............................       249,876          216,765
                                                 --------------   --------------
                                                       480,287          216,765
                                                 --------------   --------------
                                                    10,989,070       15,632,031
                                                 ==============   ==============
Allowance for doubtful accounts:
   Beginning balance............................       645,854          769,626
   Write offs...................................           --               --
   Recoveries...................................           --           (51,955)
   Provision for bad debts......................       123,772            4,453
                                                 --------------   --------------
   Ending balance...............................       769,626          722,124
                                                 ==============   ==============

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

6.       DUE FROM (TO) RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

         Balances from related companies are as follows:


                                                               December 31,
                                                          ---------------------
                                                             1997        1998
                                                             ----        ----
 Accounts Receivable
     Current:
         Antenna Satellite TV (USA) Inc................   1,480,000   1,633,511
         Audiotex S.A..................................     111,217      75,458
         Epikinonia EPE................................      72,586      48,203
         Antenna TV Ltd. (Cyprus)......................     564,130     686,901
         Pacific Broadcast Distribution Ltd............     259,220     666,896
         Catalogue Auctions Hellas S.A.................      40,439      40,439
                                                          ---------   ---------
                                                          2,527,592   3,151,408
                                                          =========   =========
     Long-term:
         Antenna Satellite TV (USA) Inc................   2,123,634   2,438,156
         Less: allowance for fair value................    (336,358)   (416,358)
                                                          ---------   ---------
                                                          1,787,276   2,021,798
                                                          =========   =========
     Advances
         Current:
               Antenna R.T. Enterprises S.A............     863,262     246,634
               Catalogue Auctions Hellas S.A...........          --     141,710
                                                          ---------   ---------
                                                            863,262     388,344
                                                          =========   =========
         Long-term:
               Antenna TV Ltd. (Cyprus)................     305,746     120,979
                                                          =========   =========

         The Company has entered into two agreements (licensing and distribution) with Antenna Satellite TV (USA) Inc., a company in which the Chairman and Chief Executive Officer of the Company is a director. The programming agreement provides that a daily license fee of $8.20 for the year ended December 31, 1996 and for the six months ended June 30, 1997 and $9.02 for the six months ended December 31, 1997 and $9.02 for the year ended December 31, 1998 for a 10 hour television program will be paid to the Company. The distribution agreement provides that a license fee (flat fee) of $5,500 is payable to the Company. This license fee is payable in eight quarterly installments commencing on March 31, 1998. In 1996, the Company recognized GRD 1,108,699 and GRD 1,354,535 of license and distribution fees, respectively. In 1997 and 1998, the Company recognized GRD 899,546 and GRD 927,514 of license fees, respectively. Both these accounts receivable have been guaranteed personally by Mr. Minos Kyriakou.

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

6.       DUE FROM (TO) RELATED PARTIES (Cont'd.)

         The Company has entered into an agreement with Audiotex S.A., a company of which 51% is currently indirectly owned by Mr. Minos Kyriakou and which has a common director with the Company (Mr. George Xanthopoulos), to provide dead time pursuant to which the Company receives a commission of 7.8% on Audiotex's revenue for the period July 1, 1995 through November 30, 1995, December 1, 1995 to June 30, 1998 a commission of 15%, July 1, 1998 to August 31, 1998 a commission of 30%, September 1, 1998 to December 31, 1998 a commission of 40% and from January 1, 1999 to January 1, 2005 a commission of 50%. The Company has also entered into an agreement to provide management consulting and production services to Audiotex related to sales and promotions in media other than Antenna in return for a royalty of 7.8% of the gross annual revenue arising from such activities payable from July 1, 1995 through January 1, 2005. The Company also subleases its office and studio space to Audiotex for a monthly rental fee of GRD 695 for the period January 1, 1997 to December 31, 1998, and leases studio equipment and other machinery to Audiotex for a fee of GRD 270 per hour for the same period.

         The Company provides production facilities and technical and administrative services to Epikinonia EPE, a company where one of the shareholders (Mr. Sotirios Papadopoulos) of the Company was a shareholder and director through August 1998, for a fee of up to 75% of Epikinonia's revenue commencing January 11, 1996.

         The Company has provided advances to Antenna R.T. Enterprises S.A. (also known as Antenna Radio or Antenna FM), a company where various directors of the Company are shareholders and directors. Interest is charged at a variable rate. During 1998, the majority of the loan was repaid.

         The Company has entered into an agreement with Antenna R.T. Services Ltd. (now known as Antenna TV Ltd. (Cyprus)), a company to which the General Manager of the Company is a General Manager, pursuant to which the Company earned royalties of 9% up to August 31, 1994 and commencing September 1, 1994 11% for the next three years and 12% thereafter on the advertising revenues of Antenna TV Ltd. (Cyprus). In addition, the Company has given advances to this company for future programming.

         The Company, in July 1997, entered into a program agreement with Pacific Broadcast Distribution Ltd., a company in which the President of the Company is a shareholder and member of the Board of Directors. The programming agreement provides that a daily license fee of $5.00 for a 9 hour television program will be paid to the Company. The license fee is subject to negotiated increases after July 15, 1999 of at least 10%.

         During 1997, the Company acquired a 50% share in a newly formed company called Catalogue Auctions Hellas S.A. ("Catalogue Auctions"). The main operations of this company are to sell to the public via the participation of the public in the auctioning of various products. Catalogue Auctions uses the Antenna TV logo and Antenna air time in connection with its auctions. In return, the Company receives a royalty of 12% of Catalogue Auctions' gross revenues if they do not exceed GRD 1,000,000. The percentage increases to 15% of gross revenues if they do exceed GRD 1,000,000. In no event will the Company receive less than GRD 10,000 per month. During 1998, the Company advanced GRD 141,710 to this company.

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

6.       DUE FROM (TO) RELATED PARTIES (Cont'd.)

         A summary of transactions with related companies for 1996, 1997 and 1998 are analyzed as follows:


                                                                 Purchases
                                                            from related parties        Revenue from related parties
                                                           Year Ended December 31,        Year Ended December 31,
                                                           -----------------------        -----------------------
                                                             1996   1997   1998      1996         1997         1998
                                                             ----   ----   ----      ----         ----         ----
Epikinonia EPE (Production facilities and technical
  and administrative services) ..........................      --     --              82,151      296,626     378,000
Antenna Satellite TV (USA) Inc. (License fees)...........      --     --           1,108,699      899,546     927,514
Antenna Satellite TV (USA) Inc. (Distribution
  fees)..................................................      --     --           1,354,535           --          --
Pacific Broadcast Distribution Ltd. .....................      --     --                  --      259,221     514,144
Antenna TV Ltd. (Cyprus)(Royalties)......................      --     --             326,700      452,938     542,080
Audiotex S.A. (Commission and other) ....................      --     --             263,743      290,440     362,494
Catalogue Auctions Hellas S.A. ..........................      --     --                  --       34,270          --
Antenna R.T. Enterprises S.A. (Other)....................   2,788     --               3,605       84,000     174,545
                                                            -----    ----          ---------    ---------   ---------
                                                            2,788     --           3,139,433    2,317,041   2,898,777
                                                            =====    ====          =========    =========   =========

7.       PROGRAMMING COSTS

         The following table sets for the components of the programming costs, net of amortization:

                                                       December 31,
                                             -------------------------------
                                                 1997                1998
                                                 ----                ----
Produced programming ......................   10,420,339          11,448,729
Purchased sports rights ...................    3,566,980           3,233,640
Licensed program rights ...................    1,335,799           1,875,691
Prepaid license program rights ............    1,031,397           1,546,851
Prepaid produced programs .................      445,957             778,086
Prepaid sports rights .....................       65,000                  --
                                              ----------          ----------
                                              16,865,472          18,882,997
Less: current portion .....................  (10,954,828)        (11,795,427)
                                              ----------          ----------
                                               5,910,644           7,087,570
                                             ============        ============

         On the basis of the Company's amortization rates 100% of produced programming, licensed program rights and purchased sports rights at December 31, 1998 will be amortized within a three-year period of time, whereas 95% of prepaid amounts will be amortized within three years.

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

8.       PROPERTY AND EQUIPMENT

         Property and equipment is summarized as follows:

                                                                December 31,
                                                           ---------------------
                                                              1997        1998
                                                              ----        ----
     Cost
          Land.........................................          300         300
          Leasehold improvements.......................      557,583     560,050
          Machinery and equipment......................    1,221,199   1,390,613
          Broadcasting and transmission equipment......      878,472     934,773
          Furniture and fixtures.......................      943,393   1,068,353
          Motor vehicles...............................      208,979     237,937
                                                           ---------   ---------
                                                           3,809,926   4,192,026
                                                           =========   =========
     Net book value
          Land.........................................          300         300
          Leasehold improvements.......................      232,509     196,702
          Machinery and equipment......................      553,501     549,884
          Broadcasting and transmission equipment......      415,257     378,382
          Furniture and fixtures.......................      341,960     331,077
          Motor vehicles...............................       57,418      65,560
                                                           ---------   ---------
                                                           1,600,945   1,521,905
                                                           =========   =========

         Depreciation is computed based on the straight-line method using rates which are substantially equivalent to average economic useful life rates. The depreciation expense for the years ended December 31, 1996, 1997 and 1998, was GRD 383,002, GRD 358,493 and GRD 464,200, respectively. The useful lives of property and equipment are as follows:

                Classification                       Useful lives
     Leasehold improvements.......................     10 years
     Machinery and equipment......................   5 to 7 years
     Broadcasting and transmission equipment......     10 years
     Furniture and fixtures.......................   3 to 5 years
     Motor vehicles...............................   5 to 7 years

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

9.   BROADCASTING AND TRANSMISSION EQUIPMENT UNDER CAPITAL LEASES

                                                            December 31,
                                                   -----------------------------
                                                      1997              1998
                                                      ----              ----
     Cost...............................           1,359,482         1,359,482
     Less: accumulated depreciation.....            (537,028)         (673,093)
                                                   ---------         ---------
                                                     822,454           686,389
                                                   =========         =========

         Depreciation is computed based on the straight-line method using rates which are substantially equivalent to average economic useful lives for broadcasting and transmission equipment (10%). The depreciation expense for the years ended December 31, 1996, 1997 and 1998 was GRD 84,611, GRD 136,066 and GRD 136,065.

10.      OTHER RECEIVABLE

         Other long-term receivable includes a balance receivable from a political party (New Democracy) amounting to GRD 787,498 and GRD 769,498 as of December 31, 1997 and 1998, respectively. An allowance for doubtful debts and fair value of GRD 360,000 as of December 31, 1997 and GRD 440,000 as of December 31, 1998 has been recorded.

         The receivable arose from advertising relating to New Democracy's political campaign for the October 1993 and June 1994 elections in Greece. Management believes that the net amount receivable is fully recoverable.

11.      BANK OVERDRAFTS AND SHORT-TERM BORROWINGS

         Short-term borrowings are primarily draw-downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit were GRD 5,300,000 at December 31, 1997 and GRD 6,100,000 at December 31, 1998.

         Bank overdrafts and short-term borrowings are secured by the personal guarantee of the Company's Chairman and Chief Executive Officer and assignments of advertisers' post-dated checks, notes receivable from advertisers and letters of guarantee of obligations of advertisers. In the years ended December 31, 1997 and 1998, no such security exists because the bank overdrafts and short term borrowings have been repaid. In addition, the Indenture with respect to the issue of Senior Notes restricts such transactions.

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

11.      BANK OVERDRAFTS AND SHORT-TERM BORROWINGS (Cont'd.)

         Such borrowings, based on their currency denominations, were as follows:

                                                      At December 31,
                                       1996                 1997               1998
                                       ----                 ----               ----
                                           In Foreign         In Foreign          In Foreign
                                 GRD        Currency    GRD    Currency    GRD     Currency
         Denominated in:
          Drachmae.........      4,655,893          --     --          --      --          --
          US$..............        182,413         736     --          --      --          --
          Japanese Yen.....      4,107,593   1,927,841     --          --      --          --
          ECU..............      2,688,401       8,736     --          --      --          --
          CHF..............             --          --     --          --      --          --
          DEM..............             --          --     --          --      --          --
                                ----------                ----                ----
                                11,634,300          --     --          --      --          --
                                ==========                ====                ====

         The weighted average interest rates on short-term borrowings in each of the years ended December 31, 1996, 1997 and 1998 were as follows:

                                      At December 31,
                                  1996     1997     1998
                                  ----     ----     ----
         Currency:
          Drachmae.........      23.5%    16.0%     --
          US$..............       8.0%     8.1%     --
          Japanese Yen.....       3.5%     3.2%     --
          ECU..............       7.8%     6.5%     --
          CHF..............      --        3.5%     --
          DEM..............      --        5.5%     --

         Interest on short-term borrowings for 1996 and 1997, totaled GRD 1,454,473 and GRD 1,294,246, respectively. There was no interest in 1998.

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

12.      LONG-TERM DEBT

         Long-term debt consists of:


                                                                                       At December 31,
                                                                                   -----------------------
                                                                                      1997         1998
                                                                                      ----         ----
     Senior Notes due 2007 (the "Senior Notes") issued on August 12, 1997.
        Interest on the Senior Notes is paid semi-annually in February and
        August, commencing February 1, 1998, at a rate of 9% per annum. The
        Senior Notes are redeemable, in whole or in part, at the option of the
        Company at any time on or after August 1, 2002.................            32,597,670   32,545,000
                                                                                   ----------   ----------
                                                                                   32,597,670   32,545,000
     Less: Current portion.............................................                    --           --
                                                                                   ----------   ----------
                                                                                   32,597,670   32,545,000
                                                                                   ==========   ==========

         In August 1997, the Company completed the issuance of debt securities (the "Senior Notes") in the United States. The net proceeds of the offering were used to repay short-term and long-term borrowings.

         The Senior Notes issued at an aggregate face amount of US$ 115,000 with maturity date on August 1, 2007, bear interest at a rate of 9% per annum, payable semi-annually on February 1 and August 1 each year, commencing on February 1, 1998.

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

12.      LONG-TERM DEBT (Cont'd.)

         Interest expense for the period from August 12, 1997 to December 31, 1997 totaled GRD 1,124,620 and for the year ended December 31, 1998 totaled GRD 3,045,398 and is included in interest expense in the accompanying 1997 and 1998 statements of operations.

         The indebtedness evidenced by the Senior Notes constitutes general unsecured senior obligation of Antenna TV S.A. and rank pari passu in right of payment with all other senior indebtedness and rank senior in right of payment to all subordinated indebtedness of Antenna TV S.A.

         The Senior Notes Indenture contains certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. The Company is in compliance with the terms of the Indenture at December 31, 1997 and 1998.

         Bank loan interest expense for the years ended December 31, 1996 and 1997 totaled GRD 562,975 and GRD 236,345. There was no bank loan interest expense for the year ended December 31, 1998.

13.      CAPITAL LEASE OBLIGATIONS

         The Company leases mainly broadcasting and transmission equipment under capital leases which bear interest at average interest rates of 14.5%. Interest expense from capital leases was GRD 73,743, GRD 34,765 and GRD 10,481 in the years ended December 31, 1996, 1997 and 1998, respectively.
Future obligations from the above leases are as follows:

                                            Principal  Interest     Total
     1999...............................     59,402     6,293     65,695
     2000...............................     48,902     2,556     51,458
     2001...............................      3,570       100      3,670
                                            -------     -----    -------
                                            111,874     8,949    120,823
          Less: current portion.........    (59,402)   (6,293)   (65,695)
                                            -------     -----    -------
                                             52,472     2,656     55,128

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

14.      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

         The amount reflected in the accompanying balance sheets is analyzed as follows:

                                                      December 31,
                                                    1997        1998
                                                    ----        ----
     Value added tax......................             --  1,092,814
                                                ---------  ---------
     Taxes withheld:
          Payroll.........................         75,435     54,397
          Third parties...................         34,478     39,503
          Other...........................         25,467      9,037
                                                ---------  ---------
                                                  135,380    102,937
                                                ---------  ---------
     Broadcast license fee................        576,215  1,195,215
     Deferred revenue.....................        107,624    100,624
     Other payables.......................         22,141     73,452
     Social security funds payable........        187,426    185,117
     Radio and television council fine....         95,000      4,975
     Foreign exchange contract............             --  4,605,000
     Programming..........................             --    320,196
     Other accruals.......................        934,448  1,104,668
                                                ---------  ---------
                                                2,058,234  8,784,998
                                                =========  =========

         The accrual for the foreign exchange contract represents the difference between the forward contract rate and the balance sheet translation rate (see
Note 2).

15.      INCOME TAXES

         The provision for income taxes reflected in the accompanying statements of operations is analyzed as follows:

                                                 December 31,
                                         1996       1997       1998
                                         ----       ----       ----
     Current........................    221,073    79,999     171,993
     Deferred income taxes..........    209,618   168,384   1,906,380
                                        -------   -------   ---------
     Provision for income taxes.....    430,691   248,383   2,078,373
                                        =======   =======   =========

         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 35% in 1996 and 1997, and 40% in 1998 to pre-tax income is summarized as follows:

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

15.  INCOME TAXES (Cont'd.)

                                                        December 31,
                                                ---------------------------
                                                1996       1997        1998
                                                ----       ----        ----
     Tax provision at the statutory rate...    315,958    175,524   1,225,509
     Effect of change in tax rate..........         --         --     (96,507)
     Interest income.......................    (47,193)   (93,924)   (124,560)
     Disallowed prior period expenses......     64,000     80,000     141,097
     Non-deductible general expenses.......     97,926     86,783     182,834
     Change in valuation allowance.........         --         --     750,000
                                               -------    -------   ---------
     Provision for income taxes............    430,691    248,383   2,078,373

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (i.e., invoices received in February that relate to services rendered in December of prior year). Non-deductible general expenses relate primarily to certain car and meals and entertainment expenses.

         In Greece the amounts reported to the tax authorities are provisional until such time as the books and records of an entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretations by the tax authorities. The Company has been audited by the tax authorities up to 1992. Management of the Company believes that the amounts accrued will be sufficient to meet its tax obligations.

         The ultimate outcome of additional tax assessments may vary from the amounts accrued, however management of the Company believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets in 1997 and 1998 are summarized below:

                                                               December 31,
                                                         ----------------------
                                                            1997         1998
                                                            ----         ----
     Deferred tax liabilities
          Premiums unamortized.......................            --     176,688
          Programming costs..........................            --   1,864,894
          Reserves (Note 19).........................       430,348     430,348
          Reserves taxed in a special way............       182,229     233,826
          Deferred charges...........................       122,782     231,015
          Leased assets..............................       287,859     274,335
          Deferred interest on finance leases........         8,863       5,936
          Customer advances..........................       435,168     502,700
          Accrued expenses and other liabilities.....        10,150      52,860
                                                          ---------   ---------
     Gross deferred tax liabilities..................     1,477,399   3,772,602
                                                          ---------   ---------
     Deferred tax assets
          Property and equipment.....................        23,576      32,718
          Programming costs..........................       479,333          --

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

     Long-term lease liability...........       42,288      22,051
     Short-term lease liability..........       25,023      26,278
     Long-term receivables...............    1,175,389   1,176,140
     Deferred revenue....................        9,275       6,825
     Accounts receivable.................      184,450     182,988
     Employee retirement benefits........      116,200     140,776
     Other assets........................      306,397     390,537
     Other provisions....................      153,590     195,531
     Accrued expenses....................       48,300   1,528,800
                                             ---------   ---------
Gross deferred tax assets................    2,563,821   3,702,644
                                             ---------   ---------
Less: valuation allowance................           --    (750,000)
                                             ---------   ---------
Net deferred tax assets (liability)......    1,086,422    (819,958)
                                             =========   =========

         Long-term receivables give rise to a tax asset principally due to certain long-term agreements that have not satisfied all of the revenue recognition criteria of SFAS No.53. Such agreements, however, are taxable by the local Greek authorities.

         A valuation allowance has been provided on deferred tax assets arising principally from the foreign exchange loss incurred on the forward contract which is not expected to fully reverse before its expiration. Management believes that it is more likely than not that the results of future operations, together with the valuation allowance, will generate sufficient taxable income to realize the net deferred tax assets.

         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                                             December 31,
                                                                      --------------------------
                                                                         1997              1998
                                                                         ----              ----
     Net current deferred tax assets (liabilities).........           128,126        (1,165,531)
                                                                      =======        ===========
     Net non-current deferred tax assets...................           958,296           345,573
                                                                      =======        ===========

16.      OTHER LONG-TERM LIABILITY

         Other long-term liability is analyzed as follows:

                                                                             December 31,
                                                                      --------------------------
                                                                         1997              1998
                                                                         ----              ----
     Other long-term liability.............................         3,263,626         2,262,493
     Less: current portion.................................          (855,850)         (854,719)
                                                                    ---------         ---------
                                                                    2,407,776         1,407,774
                                                                    =========         =========

         The Company has an outstanding balance due to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. It is expected that the repayment terms will be structured over approximately three years.

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

17.      EMPLOYMENT RETIREMENT BENEFITS

         State Pension

         The Company's employees are covered by one of several Greek State sponsored pension funds. Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension fund is responsible for paying the employees' retirement benefits. The Company's contributions to the pension fund in the years ended December 31, 1996, 1997 and 1998, have been recorded as expenses and were GRD 695,930, GRD 744,617 and GRD 787,420, respectively.

         Employee Retirement Benefits

         In accordance with Greek law, a lump sum payment is payable to employees upon their retirement or involuntary termination. The amount of compensation payable for involuntary termination is based on the number of years of service and the amount of remuneration at the date of termination. If the employees remain in the employment of the Company until normal retirement age, they are entitled to receive a lump sum payment which is equal to a minimum of 40% of the involuntary termination benefit, as defined above. As the Company has no plans to terminate a portion of its workforce, the accrual reflects the minimum amount payable on retirement. The amount charged to expense in the years ended December 31, 1996, 1997 and 1998 was GRD 30,000, GRD 57,000 and GRD 38,000, respectively.

18.      SHARE CAPITAL

         The Company's share capital at December 31, 1998 consisted of 16,769,440 common shares of GRD 0.1 par value. The Company's shareholders are:


                                                                              Percentage of Share
          Shareholders                                                              Capital
          ------------                                                              -------
          Holnest Investments Ltd..................................                   25.0%
          Globecast Holdings Limited...............................                   22.4%
          Altavista Global Holdings Limited........................                   22.4%
          Praxis Global Investment Limited.........................                   22.4%
          Socrates Eliades.........................................                    6.8%
          Efstathios Gourdomichalis................................                    1.0%
                                                                                     ------
                    Total..........................................                  100.0%
                                                                                     ======

         Effective September 1, 1998, three of the five shareholders of Antenna, Messrs. Sotirios Papadopoulos, George Xanthopoulos and Socrates Eliades, holding, in the aggregate, 12,409,386 shares of the Company (representing 74% of the outstanding capital stock of the Company) transferred 11,256,486 shares in the aggregate to three corporations--Globecast Holdings Limited ("Globecast"), Altavista Global Holdings Limited ("Altavista") and Praxis Global Investments Limited ("Praxis"). Each such corporation was established to hold such shares and acquired 3,752,162 shares of the Company (22.4% of the outstanding capital stock of the Company). The outstanding shares of capital stock of Globecast are beneficially owned by Theodore Kyriakou, the Executive Vice President and Chief Operating Officer of the Company and a son of Minos Kyriakou, the Chairman and Chief Executive Officer of the Company. The outstanding shares of capital stock of Altavista and of Praxis are owned by two other members of the Kyriakou family, Xenophon Kyriakou and Athina Kyriakou. As a result of the foregoing, for accounting purposes, Antenna is controlled by a group of related shareholders.

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

18.      SHARE CAPITAL (Cont'd.)

         The transfers of shares were effected on the basis of a general understanding that they would be reciprocated by the transferee corporations at some unspecified time in the future. No written agreement was entered into in connection with the transfer, no valuation was placed on the shares and there is no obligation on the part of the transferee corporations or their owners, and no right on the part of the transferors to cause the transferees or their owners, to transfer the shares back to the transferors or to any other person.

         Mr. Minos Kyriakou owns 99.9% of the share capital of Holnest Investments Ltd.

         Additional paid-in capital of GRD 3,752,500 arose during the year ended June 30, 1994 as a result of the issuance of 1,975,000 common shares issued at GRD 2.0 each. The excess over par value amounted to GRD 1.9 per share.

19.      STATUTORY, TAX FREE AND OTHER RESERVES

         Statutory, tax free and other reserves are as follows:

                                                               December 31,
                                                          ----------------------
                                                             1997         1998

     Statutory reserve................................      262,793      266,739
     Tax free reserves--Law 1828/1989
        (Art. 22).....................................    1,229,567    1,229,567
     Reserves for income taxed at lower rates.........      878,313      938,022
     Reserve for non-taxable income...................       80,785       81,485
     Special reserve..................................       93,757       93,757

                                                          ---------    ---------
                                                          2,545,215    2,609,570
                                                          =========    =========

         Statutory Reserve

         Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their statutory books to a statutory reserve, until such reserve equals one-third of the outstanding share capital. The above reserve cannot be distributed during the existence of the Company, but can be used to eliminate a deficit.

         Tax Free and Other Reserves

         a) Under the provisions of Law 1828/1989 (Art. 22), corporations are allowed to set up a tax free reserve for which they are obliged to make productive investments of an amount equal to one hundred and thirty percent of the reserve within the three years (at least one third during the first year) following the year the respective reserve has been established. This reserve can be converted to share capital after the three-year period mentioned above. According to Greek tax regulations, no tax is due at the specified time this reserve is capitalized. In the case where the productive investments are not made within the time frame, the reserve is taxed at 35% plus penalties of 2.5% per month. The Company has not made the investment and has accrued for taxes and penalties amounting to GRD 793,348, GRD 890,348 and GRD 998,348 as of December 31, 1996, 1997 and 1998, respectively. The amount of taxes accrued of GRD

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

19.      STATUTORY, TAX FREE AND OTHER RESERVES (Cont'd.)

430,348 is included in deferred income taxes. The amount of penalties included in selling, general and administrative expenses is GRD 112,000 for 1996, GRD 97,000 for 1997 and GRD 108,000 for 1998. If upon completion of a tax audit such non-taxable reserves are disallowed, a reclassification would be required to remove such amounts from tax free reserves.

         b) Reserves for income taxed at lower rates represent interest income taxed at 15%. Upon distribution, these reserves will be taxed at the applicable current tax rate, with 15% credit given. Therefore, deferred taxation has been computed on these reserves.

         c) Reserve for non-taxable income represents interest earned on Greek Government bonds which were not taxable. Upon distribution, such reserve will be taxed at the applicable current tax rate.

         d) Special reserves represent a portion of the reserve as stated in (a) above, for which tax has been paid.

20.      DIVIDENDS

         Under Greek corporate law, companies are required each year to declare from their profits, dividends of at least 35% of after-tax profit, after allowing for statutory reserve, or a minimum of 6% of the paid-in share capital, whichever is greater. However, the Company can waive such dividend with the unanimous consent of its shareholders.

         Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed which are as follows:

         a) No dividends can be distributed to the shareholders as long as the Company's net equity, as reflected in the statutory financial statements, is, or after such distribution will be, less than the share capital plus non-distributable reserves.

         b) No dividends can be distributed to the shareholders as long as the unamortized balance of "Pre- Operating Expenses," as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

         No dividends have been declared during 1996 and 1997. During 1998, dividends of GRD 1,000,000 were declared and paid.

21.      COMMITMENTS

         In addition to long-term operating lease commitments for office and studio space, the Company has entered into extended commitments integral to its operations.

         Amounts payable for commitments as of December 31, 1998 discussed below are:

                                                        Office and
                                                       Studio Space
                                                       ------------
     1999.........................................        957,799

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

     2000.........................................      1,042,735
     2001.........................................      1,169,489
     2002.........................................      1,239,656
     2003.........................................      1,352,080
                                                        ---------
          Total...................................      5,761,759
                                                        =========

         The rental expense relating to long-term operating lease commitments for office and studio space amounted to GRD 838,692, GRD 741,238 and GRD 850,810 in the years ended December 31, 1996, 1997 and 1998.

         At December 31, 1998, the Company was obligated to make further payments under sports rights not currently available for use, and therefore, not included in the Balance Sheet.

         The Company has signed letters of guarantee for purchased licensed film and sports rights amounting to GRD 3,287,967 and GRD 1,411,451 as of December 31, 1997 and 1998, respectively.

22.      CONTINGENCIES

         The Company is involved in various litigation in the normal course of business, with claims totaling approximately GRD 3,446,276. The Company accrued GRD 125,831 in 1997 and GRD 175,831 in 1998, representing management's best estimate of the Company's probable liability in respect of such claims. The Company believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company's results of operations or financial position.

         The Company is involved in a litigation claim for the non-payment of advertiser contributions payable to the Pension Fund for Athens and Thessaloniki Newspaper Employees amounting to GRD 1,314,512. The contribution is payable on invoices issued to advertisers. However, the relevant authorities, in determining the contributions not paid, did not take into consideration discounts given to advertisers through the issuance of credit notes at a later date, which therefore would create a lower advertising contribution liability. In the opinions of the Company's management and legal advisor the Company will not be liable for such amounts and therefore an accrual has not been made.

         The Company is continuing to evaluate the extent to which non-information technology systems may be impacted by the Year 2000 and the types of contingency plans that may be necessary if its management information systems and/or non-information technology systems were to be non-Year 2000 compliant. Such an evaluation is expected to be completed by mid-March 1999. The Company is also continuing to evaluate the extent to which failure of third parties with which the Company interacts to be Year 2000-compliant could have a material adverse effect on the Company's financial condition or results of operations. Such third parties could include, among others, advertisers, providers of satellite transmission facilities, production companies and suppliers of foreign programming. Any Year 2000 compliance problem of the Company, any of its vendors and any other company with which it interacts or otherwise does business could have a material adverse effect on the Company's financial condition or results of operations. The Company's Year 2000 upgrade is expected to be completed by mid-1999. The Company has not yet developed contingency plans that address its failure to be Year 2000-compliant or the failure of third parties with which the Company deals to be Year 2000-compliant.

                                ANTENNA TV S.A.

         (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

23.      GEOGRAPHICAL DATA

         Total net revenue reflected in the accompanying statements of operations are analyzed as follows:

                                                     December 31,
                                          ---------------------------------
                                          1996          1997           1998
                                          ----          ----           ----

     Domestic revenue..............    22,576,111    24,118,992     29,820,149
     Export revenue................     2,789,934     1,632,331      1,983,738
                                       25,366,045    25,751,323     31,803,887
                                       ==========    ==========     ==========

         The export revenues represent revenues from related parties (see Note
6).

24.      SUBSEQUENT EVENTS (Unaudited)

         The Company is currently in the process of negotiating contracts to acquire the shares of several related party entities (the "Acquisitions"). Such entities include 51% of Audiotex S.A., 99.97% Antenna R.T. Enterprises S.A., 100% Pacific Broadcast Distribution Ltd. and 100% Antenna Spoudastiki EPE.

         On March 3, 1999, the Company completed its initial public offering (the "IPO") raising gross proceeds of $115.5 million. The Company will use a portion of the proceeds of the IPO to acquire the companies listed above. Following the Acquisitions, the Company will own 51% of Audiotex, 100% of Pacific Broadcast, 99.97% of Antenna Radio and 100% of Antenna Spoudastiki, all of the results of which will be consolidated with Antenna's results (and, in place of related party revenue, the Company will record the underlying revenue and income (loss) of the acquired entities after elimination of intercompany adjustments), except Audiotex, which will be accounted for using the equity method, as the minority shareholders have significant veto rights in operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowings and amendments to contractual obligations). The proposed business combinations are among businesses under common control and will, therefore, be accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control. Accordingly, the balance sheets and statements of operations will be combined based upon their book values and historical results of operations, respectively. The cash amounts to be paid for the Acquisitions, in excess of the book values of the businesses being acquired, will be treated as a dividend to the selling shareholders.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Athens, Hellenic Republic on the 30th day of March, 1999.


                                        ANTENNA TV S.A.


                                        By: /s/ Nikolaos Angelopoulos
                                            -------------------------
                                            Name:  Nikolaos Angelopoulos
                                            Title: Chief Financial Officer