Form 20-F/A
period 1998-12-31
ANTENNA TV SA
filed 1999-08-23
CIK 1047714

As filed with the Securities and Exchange Commission on August 23, 1999

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                   FORM 20-F/A

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       or

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 000-25471

                       ANTENNA TV AN[OMEGA]NYMOE ETAIPEIA
             (Exact name of Registrant as specified in its charter)

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

                                      None
            --------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act:

            Shares of capital stock, nominal value GRD 100 per share
            --------------------------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
            --------------------------------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of March 30, 1999.

Title of class
--------------

Shares of capital stock........................................19,849,440

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           Yes  |X|                           No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

                       Item 17  |_|                     Item 18  |X|

================================================================================

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

PART I

Item 8.    Selected Financial Data..........................................  3
Item 9.    Management's Discussion and Analysis of Financial
           Condition and Results of Operations..............................  5

PART IV

Item 17.   Consolidated Financial Statements................................ 15
Item 18.   Consolidated Financial Statements................................ 15
Item 19.   Consolidated Financial Statements and Exhibits................... 16

                                  INTRODUCTION

           As used herein, except as the context otherwise requires, the term "Company" or "Antenna" refers to Antenna TV S.A. and its subsidiaries and the term "directors" refers to the Company's Board of Directors.

           The Company publishes its financial statements in Greek drachmae ("drachmae" or "GRD"). This Annual Report on Form 20-F/A presents translations into United States dollars ("U.S. dollars," "dollars" or "$") of certain drachma amounts at the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1998, of $1.00 = GRD 279.90 (0.3573 cents per drachma). On August 18, 1999, the Noon Buying Rate was $1.00 = GRD 310.65 (0.3219 cents per drachma). No representation is made that drachmae have been, could have been or could be converted into dollars at the rates indicated or any other rate. For information regarding rates of exchange between GRD and US dollars from 1994 to the present, see "Item 8. Selected Financial Data--Exchange Rates."

           The Company's financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations. For purposes of preparing the financial statements for inclusion in this Annual Report on Form 20- F/A, certain adjustments have been made to these records to prepare the financial statements and other financial information herein in accordance with U.S. GAAP. In 1995, the Company changed its fiscal year-end from June 30 to December 31.

           On February 12, 1999, the Company filed with the United States Securities and Exchange Commission (the "Commission") a registration statement on Form F-1 (Registration No. 333-72247) under the Securities Act of 1933, as amended, with respect to the initial public offering (the "Offering") of 3,850,000 shares of its capital stock, nominal value GRD 100 per share (the "Shares"), in the form of American Depositary Shares ("ADSs"), each ADS representing one half of one Share. On March 9, 1999, the Company completed the Offering. The ADSs were issued pursuant to a Deposit Agreement (the "Deposit Agreement"), dated as of March 9, 1999, by and between the Company, The Bank of New York, as depositary (the "Depositary"), and the owners of American Depositary Receipts ("ADRs") representing the ADSs and holders from time to time of ADRs issued thereunder.

           In May 1999, the Company utilized a portion of the net proceeds received by it from the Offering to complete the acquisition of interests in Antenna R.T. Enterprises, Antenna Spoudastiki Ltd., Pacific Broadcast Distribution Ltd. and Audiotex S.A. See Note 2 of Notes to Consolidated Financial Statements. These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes. Accordingly, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. The restated financial statements are set forth in this Annual Report on Form 20-F/A for the year ended December 31, 1998. As used herein, the term "Consolidated Financial Statements" refers to the Company's Consolidated Financial Statements as so restated.

           The Company hereby amends Items 8, 9, 17, 18 and 19 of its Annual Report on Form 20-F for the fiscal year ended December 31, 1998 to read in their entirety as set forth below and such Items supersede the information contained in the Annual Report on Form 20-F which was filed on

March 30, 1999. References to all other Items contained herein shall be deemed to be references to Items in the Annual Report on Form 20-F for the fiscal year ended December 31,1998, as filed with the Commission on March 30, 1999.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

           In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Annual Report on Form 20-F/A. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Annual Report on Form 20-F/A. Among the key factors that have a direct bearing on the Company's results of operations are the ability of the Company to successfully implement its growth and operating strategies; changes in economic cycles; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to the Company or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 1. Business," "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report.

           The Company's principal corporate offices are located at Kifissias Avenue 10-12, Maroussi 151 25, Athens, Greece and its telephone number is (30-1) 688-6100.

ITEM 8. SELECTED FINANCIAL DATA.

           The following selected statement of operations and balance sheet data of the Company as of December 31, 1995, 1996, 1997 and 1998 and for the 18 months ended December 31, 1995 and the fiscal years ended December 31, 1996, 1997 and 1998 have been derived from the Company's audited financial statements. The financial statements as of December 31, 1997 and 1998 and the fiscal years ended December 31, 1996, 1997 and 1998 are included elsewhere in this Annual Report and have been audited by KPMG Peat Marwick Kyriacou, independent auditors, as stated in their report included herein. This selected statement of operations and balance sheet data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report. The selected statement of operations and balance sheet data of the Company as of June 30, 1994 and December 31, 1994 and for the fiscal years ended June 30, 1994, the six months ended December 31, 1994 and the 12 months ended December 31, 1995 have been derived without material adjustment from unaudited financial statements of the Company. In the opinion of management, the unaudited financial statements of the Company have been prepared on the same basis as the audited financial statements included herein and include all adjustments necessary for the fair presentation of financial position and results of operations at these dates and for these periods, which adjustments are only of a normal recurring nature. The 1998 financial statements have been rotated to reflect the acquisition of certain businesses under common control. See Note 2 of Notes to Consolidated Financial Statements.

                                                       EIGHTEEN MONTHS ENDED
                                                       DECEMBER 31, 1995(1)
                                                      SIX MONTHS     TWELVE
                                                        ENDED      MONTHS ENDED                      FISCAL YEAR ENDED
                                                     DECEMBER 31,  DECEMBER-31,                         DECEMBER 31,
                                                     ------------  ------------            -------------------------------------
                                             1994       1994          1995       TOTAL      1996      1997       1998      1998
                                            -------    -------       -------    -------    -------   -------    -------    -----
                                             (GRD)      (GRD)         (GRD)      (GRD)      (GRD)     (GRD)      (GRD)     ($)(2)
                                            -------    -------       -------    -------    -------   -------    -------    -----
                                                                                                                 (CONSOLIDATED)
                                                                         (IN MILLIONS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA

  Advertising revenue                        20,922      9,060        19,097     28,157     22,086    23,242     29,288    104.6
  Related party revenue                         161         94           400        494      3,139     2,317      2,613      9.3
  Other revenue                                  80         64           123        187        141       192        422      1.5
                                            -------    -------       -------    -------    -------   -------    -------    -----
  Total net revenue                          21,163      9,218        19,620     28,838     25,366    25,751     32,323    115.4
  Cost of sales                               7,047      3,514         7,244     10,758      7,562     5,394      5,392     19.3
  Selling, general and administrative
    expenses                                  2,489      1,423         2,177      3,600      3,117     3,717      4,027     14.4
  Amortization of programming costs           7,773      2,895         6,823      9,718     11,565    12,434     12,383     44.2
  Depreciation                                  378        227           455        682        467       495        628      2.2
                                            -------    -------       -------    -------    -------   -------    -------    -----
  Operating income                            3,476      1,159         2,921      4,080      2,655     3,713      9,894     35.3
  Interest expense, net                       1,581      1,527         2,188      3,715      2,049     2,532     (2,858)   (10.2)
  Foreign exchange (losses) gains and
    other, net(3)                              (680)       (28)         (192)      (220)       297      (698)    (4,024)   (14.3)

  Equity in net income of unconsolidated
     entity                                      --         --            --         --         --        --         21      0.1
  Related party commission income                --         --            --         --         --        --        143      0.5
  Income (loss) before income taxes           1,215       (396)          541        145        903       501      3,186     11.4
  Provision (benefit) for income taxes(3)       494       (128)          193         65        431       248      2,085      7.5
                                            -------    -------       -------    -------    -------   -------    -------    -----
  Net income (loss)                             721       (268)          348         80        472       253      1,101      3.9
                                            =======    =======       =======    =======    =======   =======    =======    =====
  Basic and diluted (loss) earnings per
    share(4)                                     --      (16.0)         20.8        4.8       28.1      15.1       65.6      0.2
                                            =======    =======       =======    =======    =======   =======    =======    =====

BALANCE SHEET DATA (AT PERIOD END)

  Total assets                               26,941     32,932        37,084     37,084     35,504    52,081     60,240    215.2
  Long-term obligations                         207        509         3,068      3,068      2,001    32,718     32,963    117.8
  Total debt(5)                              12,660     16,769        19,243     19,243     14,780    32,790     33,070    118.2
  Shareholders' equity                        4,579      4,311         4,659      4,659      5,131     5,385      6,484     23.2



OTHER DATA

EBITD(6)                                     --     1,386      3,376      4,762      3,122      4,207     10,522    37.6
Net cash (used in) provided by operating
  activities                                 --    (3,068)    (1,021)    (4,088)     1,857     (4,785)     2,684     9.6
Net cash used in investing activities .      --      (351)      (279)      (630)      (226)      (240)      (365)   (1.3)
Net cash provided by (used in) financing
  activities                                 --     4,568      2,015      6,583     (4,463)    16,609     (2,500)   (8.9)
Cash dividends per share                     --        --         --         --         --         --       59.6     0.2

(1)      During 1995, the Company changed its fiscal year-end to December 31.

(2) Translation of drachmae into dollars has been made at the rate of $1.00 = GRD 279.90 (the Noon Buying Rate on December 31, 1998). Such translation is provided solely for the convenience of the reader. On August 18, 1999, the Noon Buying Rate was $1.00 = GRD 310.65. See "--Exchange Rates."

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

                                     YEAR ENDED DECEMBER 31,
                            ---------------------------------------
                             1994    1995    1996    1997   1998(2)
                            ------  ------  ------  ------  -------
                                     (DRACHMAE PER DOLLAR)

High......................  253.34  242.47  247.80  287.25  323.13
Low.......................  230.02  221.80  234.58  257.55  276.60
Average(1)................  241.59  231.27  240.82  274.47  295.70
Rate at end of period.....  240.47  237.10  246.96  284.02  279.90

--------------
(1) The average of the Noon Buying Rate on the last day of each month during the applicable period.

(2) The drachma was devalued in March 1998. See "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

           THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ TOGETHER WITH THE CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, AND THE OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. THE COMPANY MAINTAINS ITS ACCOUNTING RECORDS AND PUBLISHES ITS STATUTORY FINANCIAL STATEMENTS IN ACCORDANCE WITH GREEK TAX AND CORPORATE REGULATIONS. CERTAIN ADJUSTMENTS HAVE BEEN MADE TO THESE RECORDS TO PREPARE THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION IN THIS ANNUAL REPORT IN ACCORDANCE WITH U.S. GAAP. THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS DUE TO A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH ELSEWHERE IN THIS ANNUAL REPORT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS."

GENERAL

           Antenna was formed as a SOCIETE ANONYME and began operations at the end of 1989, shortly after the introduction of private commercial television in Greece. The Company derives a substantial portion of its revenue from the sale of television advertising time (90.6% of total net revenue in Fiscal 1998, 90.3% in Fiscal 1997 and 87.1% in Fiscal 1996). Advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by the number of advertisers competing for the available time and the availability of alternative advertising media. The Company seeks to maximize its advertising revenue by broadcasting programming that appeals to a variety of audience segments representing a broad cross-section of the Greek population. Antenna places particular emphasis on attracting viewers from demographic groups that are most attractive to advertisers and offering advertisers creative and flexible marketing opportunities.

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

Business--Regulation."

           While the Company sells a significant portion of its available advertising time, it does not sell all of it. The Company sold approximately 84% of total available advertising time during prime time broadcasts and approximately 63% of total available advertising time (including dead time allocated to audiotext, infomercials and home shopping) during Fiscal 1998. See "Item 1. Business--Television Advertising--General." The Company uses a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve its operating results and cash flows. Such other sources include audiotext and infomercials. The Company derives revenue from its majority-owned subsidiary, Audiotex S.A. ("Audiotex"), which generates audiotext revenue, and from an affiliated entity, Epikinonia Ltd, which produces infomercials and pays Antenna for production and technical support. See "Item 13. Interest of Management in Certain Transactions."

           The Company also derives revenue from royalties received from syndicating its own programming. Such programming sales are made to a variety of users, including a television network in Cyprus (operated by Antenna TV Ltd. (Cyprus), a company in which the General Manager of the Company is General Manager), and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV (USA) Inc., and in Australia through the Company's wholly-owned subsidiary, Pacific Broadcast Distribution Ltd. ("Pacific Broadcast"). Revenue derived from Antenna Satellite TV (USA) Inc., Antenna TV Ltd. (Cyprus) and Pacific Broadcast represented revenue from sources outside Greece. See Note 24 of Notes to Consolidated Financial Statements. In addition, selected news footage is sold to other news broadcasters around the world. The Company also expects to derive revenue from various other sources in the future. See "Item 1. Business--The Company--Business Strategy" and "--Other Sources of Revenue."

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

           Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming (principally Greek features). For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting the Company to a specific number of broadcasts during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless the Company determines during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

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

            In March 1999, the Company raised net proceeds of $86.5 million in the Offering. On May 6, 1999, the Company utilized a portion of the net proceeds it received from the Offering to acquire the following interests (the "Acquisitions"): a 51% interest in Audiotex (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises ("Antenna Radio"), which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), which operates a training center for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast, which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer. See Note 2 of Notes to Consolidated Financial Statements.

           These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes (the "Consolidation Date"). Accordingly, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. Because the business combinations were among companies under common control they have been consolidated based upon their book value and historical results of operations, respectively. The cash amounts paid for the companies acquired, in excess of their book values, have been treated as a dividend to the selling shareholders.

           The Consolidated Financial Statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method.

RESULTS OF OPERATIONS

FISCAL YEAR ENDED DECEMBER 31, 1998
COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1997

           Net revenue increased GRD 6,572 million ($23.5 million), or 25.5%, from GRD 25,751 million ($92.0 million) in Fiscal 1997 to GRD 32,323 million ($115.5 million) in Fiscal 1998. This increase was attributable primarily to an underlying increase in advertising revenue and, to a lesser extent, related party revenue (for the period prior to the Consolidation Date).

           Advertising revenue, which comprised 90.6% of total net revenues for Fiscal 1998 (90.3% in the prior period), increased GRD 6,046 million ($21.6 million), or 26.0%, from GRD 23,242 million ($83.0 million) in Fiscal 1997 to GRD 29,288 million ($104.6 million) in Fiscal 1998, reflecting increases principally in volume (reflecting the sale of more advertising between the hours 7:00 a.m. and 1:00 a.m., higher ratings and audience share, and growth in the television advertising market generally) and to a lesser extent rates (which increased on average by approximately 6.0%). The total increase in advertising revenue also reflected the addition of GRD 602 million ($2.2 million) of advertising revenue from Antenna Radio, for the period following the Consolidation Date. Rebates granted to advertisers in Fiscal 1998 totaled GRD 2,177 million ($7.8 million) compared to GRD 1,856 million ($6.6 million) in Fiscal 1997.

           Related party revenue increased GRD 296 million ($1.0 million), or 12.8%, from GRD 2,317 million ($8.3 million) in Fiscal 1997 to GRD 2,613 million ($9.3 million) in Fiscal 1998, which increase was attributable principally to revenue from Pacific Broadcast (reflecting programming revenue earned for the period prior to the Consolidation Date) and Antenna Satellite TV (USA) Inc. (reflecting an increased license fee for the full year in 1998 as compared to six months in 1997), partially offset by a decrease of GRD 131 million ($0.5 million) reflecting the elimination upon consolidation and reclassification of related party revenue for the period following the Consolidation Date.

           Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and from infomercials, increased GRD 230 million ($0.8 million), or 120%, from GRD 192 million ($0.7 million) in Fiscal 1997 to GRD 422 million ($1.5 million) in Fiscal 1998, principally as a result of the addition of GRD 202 million ($0.7 million) of other revenue from Pacific Broadcast and Antenna Spoudastiki for the period following the Consolidation Date (representing revenue from subscriptions and tuition). The balance of the increase was attributable to an underlying increase in revenues from Antenna's branded credit card and sales of programming to third parties.

           Cost of sales decreased GRD 2 million ($0.01 million), or 0.04%, from GRD 5,394 million ($19.3 million) in Fiscal 1997 to GRD 5,392 million ($19.3 million) in Fiscal 1998, in spite of the increase in net revenue in Fiscal 1998. This decrease was attributable significantly to a decrease of GRD 252 million ($0.9 million) in costs associated with the acquisition of foreign programming (reflecting lower volumes, because the Company broadcast a higher ratio of Greek features to foreign films than it had in the past, and lower prices, because Greek features are generally less expensive than foreign films) and the production of news (reflecting in large part coverage of municipal elections and other events). This decrease was partially offset by an increase in cost of sales resulting from the addition of GRD 250 million ($8.9 million) of cost of sales from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast (for the period following the Consolidation Date).

           SG&A increased GRD 310 million ($1.1 million), or 8.3%, from GRD 3,717 million ($13.3 million) in Fiscal 1997 to GRD 4,027 million ($14.4 million) in Fiscal 1998. This increase was attributable principally to the addition of GRD 265 million ($1.0 million) of SG&A from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast (for the period following the Consolidation
Date). The balance of the increase was due to higher underlying broadcast license fees (because of increased revenue and assessments in respect of prior frequency fee accruals), higher underlying market research expenses (associated with the Company's strategy of producing high quality, innovative programming that appeals to audiences attractive to advertisers), higher underlying legal and accounting expenses (associated with the Company's obligations as a reporting company under the United States Securities Exchange Act of 1934 (the "Exchange Act")) and a higher underlying payroll (due to salary increases).

           Amortization of programming costs decreased GRD 51 million ($0.2 million), or 0.4%, from GRD 12,434 million ($44.4 million) in Fiscal 1997 to GRD 12,383 million ($44.2 million) in Fiscal 1998. In September 1998, the contract to broadcast basketball games of a National Greek Championship league terminated and was not renewed. Such games will be broadcast exclusively by the pay television network and, accordingly, the decision not to renew such contract is not expected to impact the Company's advertising share. Such decision resulted principally in lower programming costs, which in turn resulted in lower amortization.

           Depreciation increased GRD 133 million ($0.5 million), or 27.0%, from GRD 495 million ($1.8 million) in Fiscal 1997 to GRD 628 million ($2.3 million) in Fiscal 1998. Of the increase in depreciation, GRD 28 million ($0.1 million) was attributable to the addition of depreciation from Antenna Radio, Pacific Broadcast and Antenna Spoudastiki (for the period following the Consolidation
Date).

           Operating income increased GRD 6,181 million ($22.1 million), or 166%, from GRD 3,713 million ($13.3 million) in Fiscal 1997 to 9,894 million ($35.4 million) in Fiscal 1998, principally reflecting an underlying increase in total net revenue during the period, partially offset by an increase in SG&A.

           Interest expense, net increased GRD 326 million ($1.1 million), or 12.9%, from GRD 2,532 million ($9.1 million) in Fiscal 1997 to GRD 2,858 million ($10.2 million) in Fiscal 1998, reflecting an increase in gross interest expense resulting from the issuance of the Senior Notes and a decrease in interest income primarily as a result of lower interest rates during Fiscal 1998. See "--Liquidity and Capital Resources." Of the increase in interest expense, net, GRD 12 million ($0.04 million) was attributable to the addition of gross interest expense from Antenna Radio and Pacific Broadcast (for the period following the Consolidation Date).

           Foreign exchange losses and other, net increased GRD 3,326 million ($11.9 million) from GRD 698 million ($2.4 million) in Fiscal 1997 to GRD 4,024 million ($14.3 million) in Fiscal 1998, primarily due to the amortization of the premium on the foreign exchange contract of GRD 1,305 million ($4.7 million), the loss on the foreign exchange contract of GRD 2,464 million ($8.8 million), the loss on a foreign currency option of GRD 254 million ($0.9 million) and the addition of GRD 17 million ($0.06 million) of foreign exchange losses from Antenna Radio. The exchange rate for converting drachmae to dollars ranged from
276.60 to 323.13, reflecting in part a 14% devaluation of the drachma in March 1998, with the drachma appreciating to 279.90 at period-end. See "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

           Equity in net income of unconsolidated entity increased from zero in Fiscal 1997 to GRD 21 million ($0.1 million) in Fiscal 1998, as a result of accounting for Audiotex, using the equity method following the Consolidation Date.

           Related party commission income increased from zero in Fiscal 1997 to GRD 143 million ($0.5 million) in Fiscal 1998, as a result of the reclassification as related party commission income of revenue of GRD 131 million ($0.5 million) earned from Audiotex, for the period following the Consolidation Date, and revenue of GRD 12 million ($0.04 million) earned from Antenna Satellite Radio, for the period following the Consolidation Date.

           Provision for income taxes increased GRD 1,837 million ($6.6 million) from GRD 248 million ($0.9 million) in Fiscal 1997 to GRD 2,085 million ($7.5 million) in Fiscal 1998 due principally to higher income before taxes, and an increase in the valuation allowance taken on deferred tax assets (arising from tax losses in 1999, primarily due to the foreign exchange loss incurred on the forward contract which will not fully reverse before its expiration). Of the increase in provision for income taxes, GRD 6.5 million ($0.02 million) was attributable to the addition of provision for income taxes for Antenna Radio and Antenna Spoudastiki, for the period following the Consolidation Date.

           Net income increased GRD 848 million ($3.0 million) from GRD 253 million ($0.9 million) in Fiscal 1997 to GRD 1,101 million ($3.9 million) in Fiscal 1998. As a percentage of total net revenue, net income increased 1.0% to 3.4%.

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

           Related party revenue decreased GRD 822 million ($2.9 million), or 26.2%, from GRD 3,139 million ($11.2 million) in Fiscal 1996 to GRD 2,317 million ($8.3 million) in Fiscal 1997, as a result of a non-recurring distribution license fee in Fiscal 1996 from Antenna Satellite TV (USA) Inc. of GRD 1,354 million ($4.8 million), partially offset by increased revenues from Epikinonia Ltd. (reflecting increased use among advertisers of infomercials), Audiotex (reflecting an expanded range of services provided to Audiotex), Antenna TV Ltd. (Cyprus) (reflecting increased program sales) and Antenna Radio (representing interest on a credit facility). See "Item 13. Interest of Management in Certain Transactions." The decrease in revenue from related parties was also partially offset by revenue from two affiliated companies which began operations in 1997: Catalogue Auctions (GRD 34 million ($0.1 million)) and Pacific Broadcast (GRD 259 million ($0.9 million)). See "Item 13. Interest of Management in Certain Transactions."

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

LIQUIDITY AND CAPITAL RESOURCES

           The Company historically has funded its operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of indebtedness and cash flow from operations. As of December 31, 1998, the Company had approximately GRD 32,963 million ($117.8 million) of total long-term debt (principally the Senior Notes, as well as long-term obligations under capital leases).

           The Company's principal uses of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled GRD 13,468 million ($48.1 million) in Fiscal 1997 and GRD 14,401 million ($51.4 million) in Fiscal 1998. Antenna intends to use (or, in certain instances, has already used) approximately $25.2 million of the net proceeds from the Offering, together with available cash of GRD 11,285 million ($40.3 million) as of December 31, 1998, to fund the Acquisitions, its investment in digital production, news gathering and transmission equipment, the acquisition of new offices and production facilities and the distribution of programming in Europe and South Africa. The balance of the proceeds (approximately $61.3 million) will be used to fund the Company's investment in a DTH venture, if an appropriate opportunity presents itself, to develop DTH programming and channels, and for working capital and general corporate purposes (including, without limitation, the reduction of the Company's indebtedness from time to time). See "Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds." In connection with its acquisition of Antenna Radio, the Company assumed approximately $5.2 million of indebtedness (which it intends to repay over time with operating cash from Antenna Radio), which is reflected on the balance sheet as of the Consolidation Date. Based on its current analysis of operations, management believes that the balance of the proceeds together with cash flow from operations will be sufficient to meet its cash flow needs for the current fiscal year. Factors beyond the Company's control may cause its anticipated cash flow needs to vary in the future. See "Special Note Regarding Forward-Looking Statements."

           OPERATING ACTIVITIES. Net cash used in operating activities was GRD 4,785 million ($17.1 million) in Fiscal 1997 compared to net cash provided of GRD 2,684 million ($9.6 million) in Fiscal 1998, reflecting an increase in income from operations and an increase in accrued expenses. Net cash provided by operating activities was GRD 1,857 million ($6.6 million) in Fiscal 1996.

           INVESTING ACTIVITIES. Net cash used in investing activities was GRD 240 million ($0.9 million) in Fiscal 1997 and GRD 365 million ($1.3 million) in Fiscal 1998, reflecting increased purchases of fixed assets such as technical, computer and office equipment. Net cash used in investing activities was GRD 226 million ($0.8 million) in Fiscal 1996.

           FINANCING ACTIVITIES. Net cash provided by financing activities was GRD 16,609 million ($59.3 million) in Fiscal 1997 compared to net cash used of GRD 2,500 million ($8.9 million) in Fiscal 1998. In Fiscal 1997, the Company raised the proceeds from the Senior Notes which, together with available cash, were used to fund operating activities. In Fiscal 1998, the Company used cash provided by operating activities to fund the payment of dividends and other financial expenses. Net cash used in financing activities was GRD 4,463 million ($15.9 million) in Fiscal 1996.

           DISTRIBUTABLE RESERVES. The Company had distributable reserves in its Greek statutory accounts of approximately GRD 1,626 million ($5.8 million), and, subject to the provisions of an indenture, dated as of August 12, 1997 (the "Indenture"), between the Company and The Bank of New York, as trustee, distributed GRD 1,000 million ($3.6 million) of such reserves in August 1998 as a dividend, which was declared in June 1998. Other than the foregoing, the Company does not intend to pay dividends for the foreseeable future. The declaration of future dividends will be subject to the requirements of Greek corporate law and the terms of the Indenture. See Note 21 of Notes to Consolidated Financial Statements.

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

           The Company is in the process of upgrading its management information system under the direction of the Information Technology Department. The principal areas affected by the Year 2000 problem are its computer network, customer billing system and business systems (accounting, finance, advertising, marketing, human resources, journalist support and transmission systems). The hardware related to its computer network is Year 2000- compliant, while the operating systems related to the computer network are expected to be year 2000-compliant by September 1999. During 1998, the Company spent GRD 52 million ($0.2 million) upgrading its computer network. The software applications related to its business systems are expected to be Year 2000-compliant by October 1999. The cost of upgrading the Company's accounting and finance systems is estimated to be GRD 50 million ($0.2 million). The balance of the necessary upgrades will be completed by the end of 1999, at a cost of approximately GRD 92 million ($0.3 million).

           The Company is continuing to evaluate the extent to which non-information technology systems may be impacted by the Year 2000 and the types of contingency plans that may be necessary if its management information systems and/or non-information technology systems were to be non-Year 2000 compliant. Such an evaluation is expected to be completed within the fourth quarter of 1999. The Company is also continuing to evaluate the extent to which failure of third parties with which the Company interacts to be Year 2000-compliant could have a material adverse effect on the Company's financial condition or results of operations. Such third parties could include, among others, advertisers, providers of satellite transmission facilities, production companies and suppliers of foreign programming. Any Year 2000 compliance problem of the Company, any of its vendors and any other company with which it interacts or otherwise does business could have a material adverse effect on the Company's financial condition or results of operations. The Company will develop contingency plans that address its failure to be Year 2000-compliant or the failure of third parties with which the Company deals to be Year 2000-compliant if the final testing of its applications for Year 2000 compliance fails.

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

ACCOUNTING FOR COMPUTER SOFTWARE

           In January 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 becomes effective for all fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-1 to have a material impact on the Company's financial statements.

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

                                     PART IV

ITEM 17.   CONSOLIDATED FINANCIAL STATEMENTS.

           The Company has elected to provide financial statements for Fiscal 1998 and the related information pursuant to Item 18.

ITEM 18.   CONSOLIDATED FINANCIAL STATEMENTS.

           See pages F-2 through F-30 herein.

ITEM 19.   CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS.

           (a) The following audited consolidated financial statements and schedule, together with the report of KPMG Peat Marwick Kyriacou thereon, are filed as part of this Annual Report.

                                                                            Page
                                                                            ----

Independent Auditors' Report.................................................F-1

Consolidated Statements of Operations for the years ended
   December 31, 1996, 1997 and 1998..........................................F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998.................F-3

Consolidated Statements of Shareholders' Equity for the
   years ended December 31, 1996, 1997 and 1998..............................F-5

Consolidated Statements of Cash Flows for the years ended
   December 31, 1996, 1997 and 1998..........................................F-6

Notes to Consolidated Financial Statements ..................................F-7

           (b) Exhibits: the following exhibits are filed as part of this Annual Report:

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

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Antenna TV S.A.

           We have audited the accompanying consolidated balance sheets of Antenna TV S.A. and its subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

           In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Antenna TV S.A. and its subsidiaries as of December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.

KPMG PEAT MARWICK KYRIACOU

Athens, Greece
January 20, 1999

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     FOR THE YEARS ENDED DECEMBER 31, 1996,
                 1997 AND 1998 (IN THOUSANDS OF DRACHMAE AND US
                       DOLLARS, EXCEPT EARNINGS PER SHARE)

                                                                                      YEAR ENDED DECEMBER 31,
                                                -------------------------------------------------------------------
                                                             NOTES            1996           1997           1998
                                                --------   -----------    -----------    -----------    -----------
                                                              (GRD)          (GRD)          (GRD)            ($)
Advertising revenue .........................       2,24    22,085,816     23,242,456     29,287,940        104,637
RELATED PARTY REVENUE .......................        2,6     3,139,433      2,317,041      2,612,974          9,335
OTHER REVENUE ...............................                  140,796        191,826        422,008          1,508
                                                           -----------    -----------    -----------    -----------
TOTAL NET REVENUE ...........................               25,366,045     25,751,323     32,322,922        115,480
COST OF SALES ...............................                7,561,750      5,393,829      5,391,548         19,262
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                 3,116,886      3,716,711      4,026,577         14,386
AMORTIZATION OF PROGRAMMING COSTS ...........        2,8    11,564,673     12,433,721     12,383,100         44,241
DEPRECIATION ................................     2,9,10       467,613        494,559        628,072          2,244
                                                           -----------    -----------    -----------    -----------
OPERATING INCOME ............................                2,655,123      3,712,503      9,893,625         35,347
INTEREST INCOME .............................                  169,220        645,342        518,097          1,851
INTEREST EXPENSE ............................   12,13,14    (2,218,603)    (3,177,818)    (3,376,428)       (12,063)
FOREIGN EXCHANGE GAINS (LOSSES), NET ........          2       276,142       (697,737)    (4,023,784)       (14,376)
EQUITY IN NET INCOME OF UNCONSOLIDATED ENTITY          7            --             --         20,986             75
RELATED PARTY COMMISSION INCOME .............          6            --             --        143,459            513
OTHER INCOME ................................                   20,852         19,206          9,851             35
                                                           -----------    -----------    -----------    -----------
INCOME BEFORE INCOME TAXES ..................                  902,734        501,496      3,185,806         11,382
PROVISION FOR INCOME TAXES ..................       2,16       430,691        248,383      2,084,916          7,449
                                                           -----------    -----------    -----------    -----------
NET INCOME ..................................                  472,043        253,113      1,100,890          3,933
                                                           ===========    ===========    ===========    ===========
BASIC AND DILUTED EARNINGS PER SHARE ........                     28.1           15.1           65.6            0.2
                                                           ===========    ===========    ===========    ===========

     EXCHANGE RATE USED FOR THE CONVENIENCE TRANSLATION OF THE 1998 AMOUNTS
                             IS GRD 279.90 TO $1.00.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1998
                    (IN THOUSANDS OF DRACHMAE AND US DOLLARS)

                                     ASSETS

                                                                        December 31,
                                                      --------------------------------------------
                                                      Notes      1997         1998         1998
                                                      -----   ----------   ----------   ----------
                                                                 (GRD)        (GRD)         ($)
CURRENT ASSETS:
   Cash and cash equivalents .................          2,4   11,533,274   11,300,087       40,372
   ACCOUNTS RECEIVABLE, LESS ALLOWANCE FOR
      DOUBTFUL ACCOUNTS OF GRD 769,626
      IN 1997 AND GRD 1,161,396 IN 1998 ......            5   10,989,070   17,155,755       61,292
   DUE FROM RELATED PARTIES ..................            6    2,527,592    2,499,479        8,930
   PROGRAMMING COSTS .........................          2,8   10,954,828   11,795,427       42,142
   ADVANCES TO RELATED PARTIES ...............            6      863,262      141,710          506
   ADVANCES TO THIRD PARTIES .................            2      577,293      549,786        1,964
   PREPAID EXPENSES ..........................                    21,628       42,738          153
   OTHER CURRENT ASSETS ......................                    10,481       87,059          311
   UNAMORTIZED PREMIUM .......................            2           --    1,224,719        4,376
   DEFERRED TAX ASSETS .......................         2,16      128,126           --           --
   INCOME AND WITHHOLDING TAX ADVANCES .......                   476,964      578,826        2,068
                                                              ----------   ----------   ----------
TOTAL CURRENT ASSETS .........................                38,082,518   45,375,586      162,114
INVESTMENT IN UNCONSOLIDATED ENTITY ..........            7           --       84,785          303
PROPERTY AND EQUIPMENT, NET ..................          2,9    1,600,945    1,675,469        5,986
BROADCAST AND TRANSMISSION EQUIPMENT UNDER
   CAPITAL LEASES, NET .......................         2,10      822,454    1,073,600        3,836
DEFERRED CHARGES, NET ........................                 2,077,850    1,959,622        7,001
PROGRAMMING COSTS, EXCLUDING CURRENT PORTION .          2,8    5,910,644    7,087,570       25,322
OTHER RECEIVABLE LESS ALLOWANCE FOR DOUBTFUL
   ACCOUNTS AND FAIR VALUE OF  360,000 IN 1997
   AND 440,000 IN 1998 .......................           11      427,498      329,498        1,177
DUE FROM RELATED PARTY .......................            6    1,787,276    2,021,798        7,223
ADVANCES TO RELATED PARTIES ..................            6      305,746      165,137          590
DEFERRED TAX ASSETS ..........................         2,16      958,296      345,242        1,233
OTHER ASSETS .................................                   107,853      121,990          436
                                                              ----------   ----------   ----------
TOTAL ASSETS .................................                52,081,080   60,240,297      215,221
                                                              ==========   ==========   ==========

   EXCHANGE RATE USED FOR THE CONVENIENCE TRANSLATION OF THE DECEMBER 31, 1998
                        BALANCES IS GRD 279.90 TO $1.00.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 1997 AND 1998
          (IN THOUSANDS OF DRACHMAE AND US DOLLARS, EXCEPT SHARE DATA)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                      DECEMBER 31,
                                                                   ------------------------------------------------
                                                                   Notes      1997          1998             1998
                                                                   -----   ----------    -----------        -------
                                                                              (GRD)         (GRD)             ($)
CURRENT LIABILITIES:
           Bank overdrafts and short-term borrowings ....            12            --      1,468,155          5,245
           CURRENT PORTION OF OBLIGATIONS UNDER CAPITAL
           LEASES .......................................            14        71,494        107,585            385
           TRADE ACCOUNTS, NOTES AND CHECKS PAYABLE .....                   4,384,190      4,268,500         15,250
           PROGRAM LICENSE PAYABLE ......................                   2,390,076      2,607,320          9,315
           CUSTOMER ADVANCES ............................                     123,373        271,865            971
           ACCRUED INTEREST .............................                   1,229,160      1,246,685          4,454
           ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES            15     2,058,234      9,418,064         33,648
           DEFERRED TAX LIABILITY .......................          2,16            --      1,165,531          4,164
           DIVIDENDS PAYABLE ............................             2            --     10,040,283         35,871
           CURRENT PORTION OF OTHER LONG-TERM LIABILITY .            17       855,850        929,362          3,320
                                                                           ----------    -----------        -------
                     TOTAL CURRENT LIABILITIES ..........                  11,112,377     31,523,350        112,623
                                                                           ----------    -----------        -------
LONG-TERM LIABILITIES:
           LONG-TERM DEBT ...............................            13    32,597,670     32,545,000        116,274
           LONG-TERM OBLIGATIONS UNDER CAPITAL LEASES ...            14       120,823        417,940          1,493
           OTHER LONG-TERM LIABILITY ....................            17     2,407,776      1,546,397          5,525
           EMPLOYEE RETIREMENT BENEFITS .................          2,18       332,000        436,982          1,561
           LONG-TERM PROVISIONS .........................            23       125,831        254,525            910
                                                                           ----------    -----------        -------
                     TOTAL LIABILITIES ..................                  46,696,477     66,724,194        238,386
                                                                           ----------    -----------        -------
SHAREHOLDERS' EQUITY:
           SHARE CAPITAL (16,769,440 COMMON SHARES
           AUTHORIZED AND ISSUED, GRD 100 PAR VALUE) ....            19     1,676,944      1,676,944          5,991
           ADDITIONAL PAID-IN CAPITAL ...................            19     3,752,500      3,752,500         13,407
           ACCUMULATED (DEFICIT) ........................                     (44,841)   (11,913,341)       (42,563)
                                                                           ----------    -----------        -------
                     TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                   5,384,603     (6,483,897)       (23,165)
                                                                           ----------    -----------        -------
           TOTAL LIABILITIES AND SHAREHOLDERS'
              EQUITY ....................................                  52,081,080     60,240,297        215,221

   Exchange rate used for the convenience translation of the December 31, 1998 balances is GRD 279.90 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                           (IN THOUSANDS OF DRACHMAE)

                                                                   ACCUMULATED (DEFICIT) RETAINED EARNINGS
                                                                   ---------------------------------------
                                                                           LEGAL, TAX   ACCUMULATED
                                                             ADDITIONAL     FREE AND     (DEFICIT)
                                                 SHARE        PAID-IN        OTHER        RETAINED                       GRAND
                                                CAPITAL       CAPITAL      RESERVES       EARNINGS        TOTAL          TOTAL
                                              -----------   -----------   -----------   -----------    -----------    -----------
Balance, December 31, 1995 ................     1,676,944     3,752,500     2,401,489    (3,171,486)      (769,997)     4,659,447
   NET INCOME FOR THE YEAR ................            --            --            --       472,043        472,043        472,043
   TRANSFER OF STATUTORY EARNINGS TO LEGAL,
      TAX FREE AND OTHER RESERVES .........            --            --       143,726      (143,726)            --             --
                                              -----------   -----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 1996 ................     1,676,944     3,752,500     2,545,215    (2,843,169)      (297,954)     5,131,490
   NET INCOME FOR THE YEAR ................            --            --            --       253,113        253,113        253,113
                                              -----------   -----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 1997 ................     1,676,944     3,752,500     2,545,215    (2,590,056)       (44,841)     5,384,603
   NET INCOME FOR THE YEAR ................            --            --            --     1,100,890      1,100,890      1,100,890
   TRANSFER OF STATUTORY EARNINGS TO LEGAL,
      TAX FREE AND OTHER RESERVES .........            --            --        78,972       (78,972)            --             --
   DIVIDENDS DECLARED .....................            --            --            --    (1,000,000)    (1,000,000)    (1,000,000)
   EXCESS OF PURCHASE PRICE OVER NET BOOK
      VALUE OF ACQUIRED ENTITIES ..........            --            --            --   (11,969,390)   (11,969,390)   (11,969,390)
                                              -----------   -----------   -----------   -----------    -----------    -----------
BALANCE, DECEMBER 31, 1998 ................     1,676,944     3,752,500     2,624,187   (14,537,528)   (11,913,341)    (6,483,897)
                                              ===========   ===========   ===========   ===========    ===========    ===========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998
                    (IN THOUSANDS OF DRACHMAE AND US DOLLARS)

                                                                                             YEAR ENDED DECEMBER 31,
                                                                                ---------------------------------------------------
                                                                                   1996            1997           1998        1998
                                                                                -----------    -----------    -----------   -------
                                                                                   (GRD)          (GRD)          (GRD)       ($)
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income ............................................................       472,043        253,113      1,100,890     3,933
      Adjustments to reconcile net income to net cash
           Deferred income taxes ............................................       209,618        168,384      1,906,380     6,811
           Equity in net income of unconsolidated entity ....................            --             --        (20,986)      (75)
           Amortization of debt issuance costs ..............................            --         80,955        226,731       810
           Amortization of premium on foreign exchange contract and
           loss on option ...................................................            --             --      1,558,597     5,568
           Depreciation of property and equipment and capital leases and
           amortization of programming costs ................................    12,032,286     12,928,280     13,011,172    46,485
           Provision for other long-term liabilities ........................         7,500             --         49,435       177
           Provision for employee retirement benefits .......................        30,000         57,000         54,692       195
           Change in current assets and liabilities
                (Increase) in accounts and other receivable .................       (24,186)    (1,130,222)    (5,032,459)  (17,979)
                (Increase) in due from related parties ......................    (2,520,253)    (2,048,427)    (1,399,255)   (4,999)
                (Increase) in programming costs .............................   (12,222,888)   (13,156,060)   (13,078,150)  (46,724)
                Decrease (increase) in prepaid licensed programming cost ....     1,214,267       (312,228)    (1,322,475)   (4,725)
                Increase (decrease) in trade accounts, notes and checks
                   payable ..................................................     1,783,660     (1,792,365)      (496,354)   (1,773)
                (Decrease) increase in licensed program payable .............      (293,316)        63,726        217,244       776
                Increase (decrease) in customer advances ....................       938,411     (1,248,417)       130,728       467
                (Decrease) increase in accrued expenses and other liabilities      (154,217)     1,464,197      5,824,444    20,809
                Increase (decrease) in income taxes payable .................        86,285        (86,285)            --        --
                Other, net ..................................................       297,999        (26,667)       (46,468)     (166)
                                                                                -----------    -----------    -----------   -------
                     Total adjustments ......................................     1,385,166     (5,038,129)     1,583,276     5,657
                                                                                -----------    -----------    -----------   -------
                     Net cash provided (used) by operating activities .......     1,857,209     (4,785,016)     2,684,166     9,590
                                                                                -----------    -----------    -----------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
           Purchase of fixed assets .........................................      (192,716)      (242,085)      (396,556)   (1,417)
           Disposal of fixed assets .........................................        22,477        150,849             --        --
           Purchases of assets under capital leases .........................       (55,668)      (148,825)            --        --
           Cash balances from acquired entities .............................            --             --         31,631       113
                                                                                -----------    -----------    -----------   -------
                     Net cash (used) by investing activities ................      (225,907)      (240,061)      (364,925)   (1,304)
                                                                                -----------    -----------    -----------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
           (Decrease) increase in bank overdrafts and .......................    (3,785,666)   (11,634,300)     1,468,155     5,246
              short-term borrowings, net
           Proceeds from Senior Notes .......................................            --     33,355,397             --        --
           Debt issuance costs of Senior Notes ..............................            --     (2,158,805)      (108,503)     (388)
           Dividends paid ...................................................            --             --     (1,000,000)   (3,573)
           Repayment of long-term debt ......................................      (586,368)    (2,969,065)            --        --
           Premium on foreign exchange contract .............................            --             --     (2,088,000)   (7,460)
           Purchase of foreign currency option ..............................            --             --       (695,316)   (2,484)
           Increase in capital lease obligations ............................        72,105        163,412             --        --
           Repayments of capital lease obligations ..........................      (163,299)      (147,383)       (76,094)     (272)
                                                                                -----------    -----------    -----------   -------
                     Net cash (used) provided by financing activities .......    (4,463,228)    16,609,256     (2,499,758)   (8,931)
                                                                                -----------    -----------    -----------   -------
Effect of exchange rate changes on cash .....................................            --       (757,727)       (52,670)     (188)
(Decrease) increase in cash .................................................    (2,831,926)    10,826,452       (233,187)     (833)
Cash and cash equivalents at beginning of year ..............................     3,538,748        706,822     11,533,274    41,205
                                                                                -----------    -----------    -----------   -------
Cash and cash equivalents at end of year ....................................       706,822     11,533,274     11,300,087    40,372
                                                                                ===========    ===========    ===========   =======
Supplemental disclosure of cash flows information:
           Cash paid for interest ...........................................     1,850,460      1,462,930      3,083,545    11,017
           Cash paid for income taxes .......................................        34,514         86,285             --        --

   Exchange rate used for the convenience translation of the December 31, 1998 balances is GRD 279.90 to $1.00.
    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
        (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                                 EXCHANGE RATES)

1.         OPERATIONS OF THE COMPANY

           Antenna TV S.A. ("Antenna"), a Greek societe anonyme, was founded by Mr. Minos Kyriakou, the Chairman and Chief Executive Officer of the Company. The Company began operations at the end of 1989 after the introduction of private commercial television in Greece. The principal activity of Antenna and its operating subsidiaries (the "Company") is the sale of advertising spots on television and radio. These activities are primarily conducted through subsidiaries in Greece.

           Until September 1, 1998, the principal activities included sale of advertising spots on television (see below).

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           BASIS OF FINANCIAL STATEMENTS

           The Company primarily maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations and has made certain adjustments to these records to present the accompanying financial statements in accordance with U.S. generally accepted accounting principles. The amounts are in thousands of drachmae and U.S. dollars, except share data and exchange rates.

           ACQUISITIONS

           On May 6, 1999, the Company acquired the following interests (the "Acquisitions"): a 51% interest in Audiotex S.A. ("Audiotex"), a company that generates revenue from the sale of audiotext (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises ("Antenna Radio"), which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), which operates a training center for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast Distribution Ltd. ("Pacific Broadcast"), which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer.

           These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes. Accordingly, the balance sheet as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. Because the business combinations are among companies under common control they have been consolidated based upon their book value and historical results of operations, respectively. The cash amounts paid for the companies acquired, in excess of their book values, have been treated as a dividend to the selling shareholders.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

           The total purchase price of all the businesses amounted to $38.2 million, comprised of cash consideration of $33.0 million and the assumption of $5.2 million of debt. The total cash purchase price of GRD 10,040 million exceeded the book value of the acquired companies by GRD 11,969 million ($37.9 million), resulting in a deemed dividend to the shareholders. The cash purchase price as at December 31, 1998 is reflected as a dividend payable.

           PRINCIPLES OF CONSOLIDATION

           The consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method.

           USE OF ESTIMATES

           The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in the amounts reflected as allowance for doubtful accounts, amortization of programming costs, ultimate recoverability of other receivables, contingencies, including tax contingencies, and deferred tax assets. Actual results could differ from those estimates.

           The Company refers receivable balances that exceed their credit terms to a lawyer for collection. Management, in conjunction with input from their lawyer, provides an allowance for the estimated amount of all doubtful accounts at the balance sheet date in accordance with SFAS 5. Periodically, the Company writes-off balances that are deemed to be uncollectible.

           The other receivable described in Note 11 is an amount due from a political party which has experienced financial difficulties. Therefore, it is possible that the allowance for doubtful accounts may change. Management cannot estimate the amount of such a change at this time.

           FOREIGN CURRENCY TRANSLATION

           The Company's functional currency is the drachma. Transactions involving other currencies are converted into drachmae using the exchange rates which are in effect at the time of the transactions. Monetary assets and liabilities which are denominated in other currencies are stated at the Greek drachma equivalent prevailing at year-end. Gains and losses resulting from foreign currency remeasurements are reflected in the accompanying consolidated statements of operations.

           FOREIGN EXCHANGE CONTRACTS

           Antenna enters into foreign exchange contracts to manage its exposures to foreign currency exchange and interest rate risks. Financial instruments are recorded in the balance sheets at their fair values unless they meet, for accounting purposes, the following hedging criteria.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

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

           Revenue from commissions and royalties earned on third (including related) parties' annual revenue or advertising revenue is recognized when such parties air the program or advertising.

           Revenue from barter transactions whereby goods, services or assets are exchanged for television advertising time is recognized when the advertising spots have been aired.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

           DEFERRED CHARGES

           The expenses incurred in connection with the issuance and distribution of the Senior Notes issued on August 12, 1997 (see Note 13) were capitalized and are amortized on a straight line basis over the term of the Senior Notes. Amortization for the years ended December 31, 1997 and 1998 totaled GRD 80,955 and GRD 226,731, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

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

           Programming produced for radio broadcast is charged to cost of goods sold when incurred.

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

           Unamortized production and exploitation costs are compared with net realizable value each reporting period on a film-by-film basis. If estimated future gross revenues from a film are not sufficient to recover unamortized film costs, other direct distribution expenses and participations, the unamortized film costs are written down to net realizable value.

           Licensed program rights are amortized to expense based on broadcasts.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

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

           Depreciation of property and equipment are calculated on the straight-line basis over the estimated useful lives of the assets (see Note 9).

           BROADCASTING AND TRANSMISSION EQUIPMENT UNDER CAPITAL LEASES

           Broadcasting and transmission equipment under capital leases is stated at the present value of the future minimum lease payment at the inception of the lease, less accumulated depreciation.

           Equipment under capital leases is depreciated over its estimated useful life (see Note 10).

           ADVANCES TO THIRD PARTIES

           The Company makes payments to artists, producers and script writers for services in connection with future programs. Such payments are included in production costs when services have been rendered.

           EMPLOYEE RETIREMENT BENEFITS

           As more fully discussed in Note 18, employee retirement benefits are provided for on an accrual basis.

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

           The Company's major source of revenue is derived in Greece (see Note
24).

           Concentration of credit risks with respect to current trade accounts are managed as the Company obtains letters of guarantee from banks, checks and notes receivable to support receivable balances. At December 31, 1997 and 1998, the Company had obtained letters of guarantee, checks and notes receivable in respect of approximately 54% and 10.6% of receivables, respectively.

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

           CONCENTRATION OF CREDIT RISK

           The Company earned 12.4% (GRD 3,139,433), 9% (GRD 2,317,041) and 8.1%
(GRD 2,612,974), of net revenues from related companies for the years ended December 31, 1996, 1997 and 1998, respectively. Accounts receivable relating to this revenue as of December 31, 1997 and 1998 represented 17.7% and 10.1% of accounts receivable, respectively. Related party revenue denominated in foreign currency amounted to GRD 2,789,934, GRD 1,611,705 and GRD 1,862,120 for the years ended December 31, 1996, 1997 and 1998, respectively. The related receivables are subject to foreign currency risk.

           Advances to related parties represents 67% and 32.3% of total advances at December 31, 1997 and 1998, respectively.

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

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

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

2.         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

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

3.         TRANSLATIONS OF DRACHMAE INTO US DOLLARS

           The consolidated financial statements are stated in drachmae. The translations of drachmae into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York on December 31, 1998, which was 279.90 to $1.00. The convenience translations are unaudited and should not be construed as representations that the drachma amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

4.         CASH AND CASH EQUIVALENTS

           As of December 31, 1998, time deposits of GRD 5,867,462 are included in cash and cash equivalents.

5.         ACCOUNTS RECEIVABLE

           Accounts receivable are analyzed as follows:

                                               December 31,
                                        --------------------------
                                           1997           1998
                                        -----------    -----------
Trade ...............................    11,278,409     18,032,903
LESS: ALLOWANCE FOR DOUBTFUL ACCOUNTS      (769,626)    (1,161,396)
                                        -----------    -----------
                                         10,508,783     16,871,507
                                        -----------    -----------
OTHER:
      VALUE ADDED TAX ...............       230,411             --
      EMPLOYEE ADVANCES .............       249,876        284,248
                                        -----------    -----------
                                            480,287        284,248
                                        -----------    -----------
                                         10,989,070     17,155,755
                                        -----------    -----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
      BEGINNING BALANCE .............       645,854      1,213,905
      WRITE OFFS ....................            --        (35,460)
      RECOVERIES ....................            --        (51,955)
      PROVISION FOR BAD DEBTS .......       123,772         34,906
                                        -----------    -----------
      ENDING BALANCE ................       769,626      1,161,396
                                        -----------    -----------

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

           As a result of the Acquisitions, Antenna R.T. Enterprises, Pacific Broadcast Distribution Ltd. and Antenna Spoudastiki Ltd came under common control with Antenna (for accounting purposes) as of September 1, 1998. The related party revenue from these entities was eliminated upon consolidation or reclassified.

6.         DUE FROM (TO) RELATED PARTIES (CONT'D.)

           Balances from related companies are as follows:

                                                                DECEMBER 31,
                                                          ------------------------
                                                             1997           1998
                                                          ------------------------
ACCOUNTS RECEIVABLE
      CURRENT:
           ANTENNA SATELLITE TV (USA) INC .............    1,480,000     1,633,511
           AUDIOTEX S.A ...............................      111,217        76,197
           EPIKINONIA LTD .............................       72,586        48,203
           ANTENNA TV LTD. (CYPRUS) ...................      564,130       686,901
           PACIFIC BROADCAST DISTRIBUTION LTD .........      259,220            --
           CATALOGUE AUCTIONS HELLAS S.A ..............       40,439        40,439
           ANTENNA SATELLITE RADIO ....................           --        14,228
                                                          ----------    ----------
                                                           2,527,592     2,499,479
      LONG-TERM:
           ANTENNA SATELLITE TV (USA) INC .............    2,123,634     2,438,156
           LESS: ALLOWANCE FOR FAIR VALUE .............     (336,358)     (416,358)
                                                          ----------    ----------
                                                           1,787,276     2,021,798
      ADVANCES
                CURRENT:
                          ANTENNA R.T. ENTERPRISES S.A       863,262            --
                          CATALOGUE AUCTIONS HELLAS S.A           --       141,710
                                                          ----------    ----------
                                                             863,262       141,710
                LONG-TERM:
                          Epikinonia Ltd. .............           --        44,158
                          Antenna TV Ltd. (Cyprus) ....      305,746       120,979
                                                          ----------    ----------
                                                             305,746       165,137
                                                          ==========    ==========

           Antenna has entered into two agreements (licensing and distribution) with Antenna Satellite TV (USA) Inc., a company in which the Chairman and Chief Executive Officer of the Company is a director. The programming agreement provides that a daily license fee of $8.20 for the year ended December 31, 1996 and for the six months ended June 30, 1997 and $9.02 for the six months ended December 31, 1997 and $9.02 for the year ended December 31, 1998 for a 10 hour television program will be paid to the Company. The distribution agreement provides that a license fee (flat fee) of $5,500 is payable to the Company. This license fee is payable in eight quarterly installments commencing on March 31, 1998. In 1996, the Company recognized GRD 1,108,699 and GRD 1,354,535 of license and distribution fees, respectively. In 1997 and 1998, Antenna recognized GRD 899,546 and GRD 927,514 of license fees, respectively. Both these accounts receivable have been guaranteed personally by Mr. Minos Kyriakou.

6.         DUE FROM (TO) RELATED PARTIES (CONT'D.)

           Antenna has entered into an agreement with Audiotex S.A., a company of which 51% was indirectly owned by Mr. Minos Kyriakou prior to September 1, 1998 and which has a common director with the Company (Mr. George Xanthopoulos), to provide dead time pursuant to which the Company receives a commission of 7.8% on Audiotex's revenue for the period July 1, 1995 through November 30, 1995, December 1, 1995 to June 30, 1998 a commission of 15%, July 1, 1998 to August 31, 1998 a commission of 30%, September 1, 1998 to December 31, 1998 a commission of 40% and from January 1, 1999 to January 1, 2005 a commission of 50%. Antenna has also entered into an agreement to provide management consulting and production services to Audiotex related to sales and promotions in media other than Antenna in return for a royalty of 7.8% of the gross annual revenue arising from such activities payable from July 1, 1995 through January 1, 2005. Antenna also subleases its office and studio space to Audiotex for a monthly rental fee of GRD 695 for the period January 1, 1997 to December 31, 1998, and leases studio equipment and other machinery to Audiotex for a fee of GRD 270 per hour for the same period.

           The Company provides production facilities and technical and administrative services to Epikinonia Ltd., a company where one of the shareholders (Mr. Sotirios Papadopoulos) of the Company was a shareholder and director through August 1998, for a fee of up to 75% of Epikinonia Ltd. revenue commencing January 11, 1996.

           The Company provided advances to Antenna R.T. Enterprises (also known as Antenna Radio or Antenna FM), a company where various directors of the Company are shareholders and directors. Interest is charged at a variable rate. During 1998, the majority of the loan was repaid, and the balances are eliminated upon consolidation.

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

           The Company, in July 1997, entered into a program agreement with Pacific Broadcast Distribution Ltd., a company in which the President of the Company is a shareholder and member of the Board of Directors. The programming agreement provides that a daily license fee of $5.00 for a 9 hour television program will be paid to the Company. The license fee is subject to negotiated increases after July 15, 1999 of at least 10%. Effective September 1, 1998, the account balances are eliminated upon consolidation.

           During 1997, the Company acquired a 50% share in a newly formed company called Catalogue Auctions Hellas S.A. ("Catalogue Auctions"). The main operations of this company are to sell to the public via the participation of the public in the auctioning of various products. Catalogue Auctions uses the Antenna TV logo and Antenna air time in connection with its auctions. In return, Antenna receives a royalty of 12% of Catalogue Auctions' gross revenues if they do not exceed GRD 1,000,000. The percentage increases to 15% of gross revenues if they do exceed GRD 1,000,000. In no event will the Company receive less than GRD 10,000 per month. During 1998, the Company advanced GRD 141,710 to this company.

6.         DUE FROM (TO) RELATED PARTIES (CONT'D.)

           A summary of transactions with related companies for 1996, 1997 and 1998 are analyzed as follows:

                                                              Purchases
                                                          from related parties       Revenue from related parties
                                                       -------------------------   ---------------------------------
                                                         Year Ended December 31          Year Ended December 31,
                                                       -------------------------   ---------------------------------
                                                        1996    1997     1998         1996       1997         1998
                                                       -----   -----   ---------   ---------   ---------   ---------
Epikinonia Ltd. (Production facilities and technical
   and administrative services) ....................      --      --          --      82,151     296,626     378,000
ANTENNA SATELLITE TV (USA) INC. (LICENSE FEES) .....      --      --          --   1,108,699     899,546     927,514
ANTENNA SATELLITE TV (USA) INC .....................
   (DISTRIBUTION FEES) .............................      --      --          --   1,354,535          --          --
PACIFIC BROADCAST DISTRIBUTION LTD .................      --      --          --          --     259,221     392,526
ANTENNA TV LTD. (CYPRUS)(ROYALTIES) ................      --      --          --     326,700     452,938     542,080
AUDIOTEX S.A. (COMMISSION AND OTHER) ...............      --      --          --     263,743     290,440     231,507
CATALOGUE AUCTIONS HELLAS S.A ......................      --      --          --          --      34,270          --

ANTENNA R.T. ENTERPRISES S.A. (OTHER) ..............   2,788      --          --       3,605      84,000     141,347
                                                       -----   -----   ---------   ---------   ---------   ---------
                                                       2,788      --          --   3,139,433   2,612,974   2,317,041
                                                       -----   -----   ---------   ---------   ---------   ---------
Related party commission income:
   AUDIOTEX S.A. (COMMISSION INCOME) ...............      --      --          --          --          --     131,194
   ANTENNA SATELLITE RADIO (LICENSE FEES) ..........      --      --          --          --          --      12,265
                                                       -----   -----   ---------   ---------   ---------   ---------
                                                          --      --          --          --          --     143,459
                                                       =====   =====   =========   =========   =========   =========

7.         INVESTMENT IN UNCONSOLIDATED ENTITY

                                                  DECEMBER 31,
                                                 --------------
                                                  1997    1998
                                                 -----   ------
Investment in Audiotex S.A.....................     --   84,785
                                                 -----   ------

           Summarized below is the balance sheet and statement of operations for Audiotex S.A. as derived from its financial statements:

                                              SEPTEMBER 1,
                                              1998 THROUGH
                                              DECEMBER 31,

CONDENSED STATEMENT OF OPERATIONS                1998
---------------------------------               -------
Net sales ...................................   268,239
Gross profit ................................   224,136
Operating income ............................    45,465
Income before income taxes ..................    66,637
Net income ..................................    41,149


                                              DECEMBER 31,
CONDENSED BALANCE SHEET                          1998
---------------------------------               -------
Current assets ..............................   412,199
Non-current assets ..........................    54,585
                                                -------
   Total assets .............................   466,784
                                                -------

Current liabilities .........................   296,788
Non-current liabilities .....................     3,750
Shareholders' equity ........................   166,246
                                                -------
   Total liabilities and shareholders' equity   466,784
                                                -------

8.         PROGRAMMING COSTS

           The following table sets forth the components of the programming costs, net of amortization:

                                        DECEMBER 31,
                                 --------------------------
                                     1997           1998
                                 -----------    -----------
Produced programming .........    10,420,339     11,448,729
Purchased sports rights ......     3,566,980      3,233,640
Licensed program rights ......     1,335,799      1,875,691
Prepaid license program rights     1,031,397      1,546,851
Prepaid produced programs ....       445,957        778,086
                                      65,000             --
                                 -----------    -----------
Prepaid sports rights ........            --             --
                                  16,865,472     18,882,997
                                 (10,954,828)   (11,795,427)
                                 -----------    -----------
Less: current portion ........            --             --
                                   5,910,644      7,087,570
                                 ===========    ===========

           On the basis of the Company's amortization rates 100% of produced programming, licensed program rights and purchased sports rights at December 31, 1998 will be amortized within a three-year period of time, whereas, 95% of prepaid amounts will be amortized within three years.

9.         PROPERTY AND EQUIPMENT

           Property and equipment is summarized as follows:

                                                    December 31,
                                               ---------------------
                                                  1997       1998
                                               ---------   ---------
COST
     LAND ..................................         300       1,020
     LEASEHOLD IMPROVEMENTS ................     557,583     573,164
     MACHINERY AND EQUIPMENT ...............   1,221,199   1,671,668
     BROADCASTING AND TRANSMISSION EQUIPMENT     878,472     934,773
     FURNITURE AND FIXTURES ................     943,393   1,197,537
     Motor vehicles ........................     208,979     254,623
                                               ---------   ---------
                                               3,809,926   4,632,785
                                               =========   =========
NET BOOK VALUE
     LAND ..................................         300       1,020
     LEASEHOLD IMPROVEMENTS ................     232,509     201,474
     MACHINERY AND EQUIPMENT ...............     553,501     652,430
     BROADCASTING AND TRANSMISSION EQUIPMENT     415,257     378,382
     FURNITURE AND FIXTURES ................     341,960     367,641
     Motor vehicles ........................      57,418      74,522
                                               ---------   ---------
                                               1,600,945   1,675,469
                                               =========   =========

9.         PROPERTY AND EQUIPMENT

           Depreciation is computed based on the straight-line method using rates which are substantially equivalent to average economic useful life rates. The depreciation expense for the years ended December 31, 1996, 1997 and 1998, was GRD 383,002, GRD 358,493 and GRD 480,372, respectively. The useful lives of property and equipment are as follows:

Classification                                                     Useful lives
--------------                                                     ------------
Leasehold improvements.........................................        10 YEARS
MACHINERY AND EQUIPMENT........................................    5 TO 7 YEARS
BROADCASTING AND TRANSMISSION EQUIPMENT........................  10 TO 12 YEARS
FURNITURE AND FIXTURES.........................................    3 TO 5 YEARS
MOTOR VEHICLES.................................................    5 TO 7 YEARS

10.        BROADCASTING AND TRANSMISSION EQUIPMENT UNDER CAPITAL

LEASES

                                        DECEMBER 31,
                                 ------------------------
                                    1997          1998
                                 ----------    ----------
Cost .........................    1,359,482     1,779,603
Less: accumulated depreciation     (537,028)     (706,003)
                                 ----------    ----------
                                    822,454     1,073,600
                                 ==========    ==========

           Depreciation is computed based on the straight-line method using rates which are substantially equivalent to average economic useful lives for broadcasting and transmission equipment (10%). The depreciation expense for the years ended December 31, 1996, 1997 and 1998 was GRD 84,611, GRD 136,066 and GRD 147,700.

11.        OTHER RECEIVABLE

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

12.        BANK OVERDRAFTS AND SHORT-TERM BORROWINGS

           Short-term borrowings are primarily draw-downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit were GRD 5,300,000 at December 31, 1997 and GRD 7,550,000 at December 31, 1998.

           Bank overdrafts and short-term borrowings are secured by the personal guarantee of the Company's Chairman and Chief Executive Officer and assignments of advertisers' post-dated checks, notes receivable from advertisers and letters of guarantee of obligations of advertisers. In the year ended December 31, 1997, no such security existed because the bank overdrafts and short term borrowings had been repaid. In addition, the Indenture with respect to the issue of Senior Notes restricts such transactions.

           Such borrowings, based on their currency denominations, were as follows:

                                            DECEMBER 31,
                     -----------------------------------------------------------
                             1996               1997               1998
                     --------------------- --------------- ---------------------
                                IN FOREIGN      IN FOREIGN            IN FOREIGN
                        GRD      CURRENCY  GRD   CURRENCY     GRD      CURRENCY
                     ---------  ---------  ---  ---------- ---------  ----------
Denominated in:
      Drachmae ...   4,655,893         --   --          -- 1,050,312          --
      US$ ........     182,413        736   --          --        --          --
      Japanese Yen   4,107,593  1,927,841   --          --   417,843     168,056
      ECU ........   2,688,401      8,736   --          --        --          --
      CHF ........          --         --   --          --        --          --
      DEM ........          --         --   --          --        --          --
                    ----------                             ---------
                    11,634,300                             1,468,155
                    ==========                             =========

           The weighted average interest rates on short-term borrowings in each of the years ended December 31, 1996, 1997 and 1998 were as follows:

                          AT DECEMBER 31,
                     --------------------------
                      1996      1997      1998
                     ------    ------    ------

Currency:

      Drachmae ...     23.5%     16.0%     13.1%
      US$ ........      8.0%      8.1%       --
      Japanese Yen      3.5%      3.2%      2.8%
      ECU ........      7.8%      6.5%       --
      CHF ........       --       3.5%       --
      DEM ........       --       5.5%       --

           Interest on short-term borrowings for 1996 and 1997, totaled GRD 1,454,473 and GRD 1,294,246, respectively. There was no interest in 1998 as the short term borrowings were obtained close to year end.

13.        LONG-TERM DEBT

           Long-term debt consists of:

                                              AT DECEMBER 31,
                                          -----------------------
                                             1997         1998
                                          ----------   ----------

Senior Notes due 2007 (the "Senior
Notes") issued on August 12, 1997
Interest on the Senior Notes is paid
semi-annually in February and August,
commencing February 1, 1998, at a rate
of 9% per annum. The Senior Notes are
redeemable, in whole or in part, at the
option of the Company at any time on or
after August 1, 2002 ..................   32,597,670   32,545,000
                                          ----------   ----------
                                          32,597,670   32,545,000
      Less: Current portion ...........           --           --
                                          ----------   ----------
                                          32,597,670   32,545,000
                                          ==========   ==========

           In August 1997, Antenna completed the issuance of debt securities (the "Senior Notes") in the United States. The net proceeds of the offering were used to repay short-term and long-term borrowings.

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

           The indebtedness evidenced by the Senior Notes constitutes general unsecured senior obligation of Antenna and rank pari passu in right of payment with all other senior indebtedness and rank senior in right of payment to all subordinated indebtedness of Antenna.

           The Senior Notes Indenture contains certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by Antenna and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. Antenna is in compliance with the terms of the Indenture at December 31, 1997 and 1998.

           Bank loan interest expense for the years ended December 31, 1996 and 1997 totaled GRD 562,975 and GRD 236,345. There was no bank loan interest expense for the year ended December 31, 1998.

14.             CAPITAL LEASE OBLIGATIONS

           The Company leases mainly broadcasting and transmission equipment under capital leases which bear interest at average interest rates of 14.5% and 8.6%. Interest expense from capital leases was GRD 73,743, GRD 34,765 and GRD 19,584 in the years ended December 31, 1996, 1997 and 1998, respectively. Future obligations from the above leases are as follows:

14.        CAPITAL LEASE OBLIGATIONS (CONT'D.)

                                               TOTAL
                                              --------
1999 ......................................    141,595
2000 ......................................    100,058
2001 ......................................     54,970
2002 ......................................     54,000
2003 AND THEREAFTER .......................    243,000
                                              --------
                                               593,623
      LESS: AMOUNT REPRESENTING INTEREST ..    (68,098)
                                              --------
                                               525,525
                                              ========

The capital lease obligation is reflected on the consolidated balance sheets as of December 31, 1998, as follows:

CURRENT PORTION ...........................    107,585
LONG-TERM PORTION .........................    417,940
                                              --------
                                               525,525
                                              ========

15.        ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

           The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

                                       1997        1998
                                    ---------   ---------
Value added tax .................          --   1,136,448
                                    ---------   ---------
TAXES WITHHELD:
      PAYROLL ...................      75,435      67,855
      THIRD PARTIES .............      34,478      64,212
      OTHER .....................      25,467      12,353
                                    ---------   ---------
                                      135,380     144,420
BROADCAST LICENSE FEE ...........     576,215   1,195,215
DEFERRED REVENUE ................     107,624     100,624
OTHER PAYABLES ..................      22,141     118,957
SOCIAL SECURITY FUNDS PAYABLE ...     187,426     234,037
RADIO AND TELEVISION COUNCIL FINE      95,000       4,975
FOREIGN EXCHANGE CONTRACT .......          --   4,605,000
PROGRAMMING .....................          --     320,196
OTHER ACCRUALS ..................     934,448   1,558,192
                                    ---------   ---------
                                    2,058,234   9,418,064
                                    =========   =========

           The accrual for the foreign exchange contract represents the difference between the forward contract rate and the balance sheet translation rate (see Note 2).

16.        INCOME TAXES

           The provision for income taxes reflected in the accompanying consolidated statements of operations is analyzed as follows:

                                        December 31,
                                1996        1997        1998
                             ---------   ---------   ---------
Current ..................     221,073      79,999     178,536
DEFERRED INCOME TAXES ....     209,618     168,384   1,906,380
                             ---------   ---------   ---------
PROVISION FOR INCOME TAXES     430,691     248,383   2,084,916
                             =========   =========   =========

           The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 35% in 1996 and 1997, and 40% in 1998 to pre-tax income is summarized as follows:

                                                   DECEMBER 31,
                                      --------------------------------------
                                         1996          1997          1998
                                      ----------    ----------    ----------
TAX PROVISION AT THE STATUTORY RATE      315,958       175,524     1,274,322
EFFECT OF CHANGE IN TAX RATE ......           --            --      (103,810)
INTEREST INCOME ...................      (47,193)      (93,924)     (124,560)
DISALLOWED PRIOR PERIOD EXPENSES ..       64,000        80,000       141,097
LOSS NOT SUBJECT TO INCOME TAX ....           --            --        29,600
INCOME NOT SUBJECT TO TAX .........           --            --        (8,394)
NON-DEDUCTIBLE GENERAL EXPENSES ...       97,926        86,783       185,084
CHANGE IN VALUATION ALLOWANCE .....           --            --       691,577
                                      ----------    ----------    ----------
PROVISION FOR INCOME TAXES ........      430,691       248,383     2,084,916
                                      ==========    ==========    ==========

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

           In Greece the amounts reported to the tax authorities are provisional until such time as the books and records of an entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretations by the tax authorities. The Group has been audited by the tax authorities up to 1992. Management of the Company believes that the amounts accrued will be sufficient to meet its tax obligations.

           The ultimate outcome of additional tax assessments may vary from the amounts accrued, however management of the Company believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

           The entities acquired in the acquisitions have tax loss carry-forwards of approximately grd 348,000 expiring in years 1999 through 2001.

           The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets in 1997 and 1998 are summarized below:

16.        INCOME TAXES (CONT'D.)

                                                        December 31,
                                                  -----------------------
                                                     1997          1998
                                                  -----------------------

Deferred tax liabilities
      PREMIUMS UNAMORTIZED ....................           --      176,688
      PROGRAMMING COSTS .......................           --    1,793,679
      RESERVES (NOTE 20) ......................      430,348      430,348
      RESERVES TAXED IN A SPECIAL WAY .........      182,229      233,826
      DEFERRED CHARGES ........................      122,782      231,015
      LEASED ASSETS ...........................      287,859      274,335
      DEFERRED INTEREST ON FINANCE LEASES .....        8,863        5,936
      CUSTOMER ADVANCES .......................      435,168      502,700
         ACCRUED EXPENSES AND OTHER LIABILITIES       10,150       53,191
                                                  ----------   ----------
GROSS DEFERRED TAX LIABILITIES ................    1,477,399    3,701,718
                                                  ----------   ----------
DEFERRED TAX ASSETS
      PROPERTY AND EQUIPMENT ..................       23,576       32,942
      PROGRAMMING COSTS .......................      479,333           --
      LONG-TERM LIABILITY .....................           --       17,600
      LONG-TERM LEASE LIABILITY ...............       42,288       22,051
      SHORT-TERM LEASE LIABILITY ..............       25,023       26,278
      LONG-TERM RECEIVABLES ...................    1,175,389    1,193,308
      DEFERRED REVENUE ........................        9,275        6,825
      ACCOUNTS RECEIVABLE .....................      184,450      356,388
      EMPLOYEE RETIREMENT BENEFITS ............      116,200      172,793
      OTHER ASSETS ............................      306,397      409,202
      OTHER PROVISIONS ........................      153,590      195,531
      ACCRUED EXPENSES ........................       48,300    1,615,315
      Net operating losses ....................           --      139,484
                                                  ----------   ----------
  GROSS DEFERRED TAX ASSETS ...................    2,563,821    4,187,717
                                                  ----------   ----------
  LESS: VALUATION ALLOWANCE ...................           --   (1,306,288)
                                                  ----------   ----------
  NET DEFERRED TAX ASSETS (LIABILITY) .........    1,086,422     (820,289)
                                                  ==========   ==========

           Long-term receivables give rise to a tax asset principally due to certain long-term agreements that have not satisfied all of the revenue recognition criteria of SFAS No.53. Such agreements, however, are taxable by the local Greek authorities.

           A valuation allowance has been provided on deferred tax assets arising principally from the foreign exchange loss incurred on the forward contract which is not expected to fully reverse before its expiration. In addition, the entities acquired in the Acquisitions have recorded a valuation allowance on deferred tax assets because management estimates that it is more likely than not that deferred tax assets will not be realized (due to the historical operating losses and timing limits on the tax loss carry forwards that arose on net losses). Management believes that it is more likely than not that the results of future operations, together with the valuation allowance, will generate sufficient taxable income to realize the net deferred tax assets.

           The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                     December 31,
                                                --------------------
                                                  1997       1998
                                                -------   ----------
Net current deferred tax asset (liability)      128,126   (1,165,531)
                                                =======   ==========
NET NON-CURRENT DEFERRED TAX ASSET .......      958,296      345,242
                                                =======   ==========

17.        OTHER LONG-TERM LIABILITY

           Other long-term liability is analyzed as follows:

                                  December 31,
                            ------------------------
                               1997          1998
                            ----------    ----------
Other long-term liability    3,263,626     2,475,759
LESS: CURRENT PORTION ...     (855,850)     (929,362)
                            ----------    ----------
                             2,407,776     1,546,397
                            ==========    ==========

           The Company has an outstanding balance due to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. It is expected that the repayment terms will be structured over approximately three years.


18.        EMPLOYMENT RETIREMENT BENEFITS

           STATE PENSION

           The Company's employees are covered by one of several Greek State sponsored pension funds. Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension fund is responsible for paying the employees' retirement benefits. The Company's contributions to the pension fund in the years ended December 31, 1996, 1997 and 1998, have been recorded as expenses and were GRD 695,930, GRD 744,617 and GRD 921,692, respectively.

           EMPLOYEE RETIREMENT BENEFITS

           In accordance with Greek law, a lump sum payment is payable to employees upon their retirement or involuntary termination. The amount of compensation payable for involuntary termination is based on the number of years of service and the amount of remuneration at the date of termination. If the employees remain in the employment of the Company until normal retirement age, they are entitled to receive a lump sum payment which is equal to a minimum of 40% of the involuntary termination benefit, as defined above. As the Company has no plans to terminate a portion of its workforce, the accrual reflects the minimum amount payable on retirement. The amount charged to expense in the years ended December 31, 1996, 1997 and 1998 was GRD 30,000, GRD 57,000 and GRD 54,692, respectively.

19.        SHARE CAPITAL

           The Company's share capital at December 31, 1998 consisted of 16,769,440 common shares of GRD 0.1 par value. The Company's shareholders are:

                                                            Percentage of Share
      SHAREHOLDERS                                                Capital
      ------------                                                -------
      Holnest Investments Ltd.............................         25.0%
      Globecast Holdings Limited..........................         22.4%
      Altavista Global Holdings Limited...................         22.4%
      Praxis Global Investment Limited....................         22.4%
      Socrates Eliades....................................          6.8%
      Efstathios Gourdomichalis...........................          1.0%
                                                                  ------
                Total.....................................        100.0%
                                                                  ======

           Effective September 1, 1998, three of the five shareholders of Antenna, Messrs. Sotirios Papadopoulos, George Xanthopoulos and Socrates Eliades, holding, in the aggregate, 12,409,386 shares of the Company (representing 74% of the outstanding capital stock of the Company) transferred 11,256,486 shares in the aggregate to three corporations--Globecast Holdings Limited ("Globecast"), Altavista Global Holdings Limited ("Altavista") and Praxis Global Investments Limited ("Praxis"). Each such corporation was established to hold such shares and acquired 3,752,162 shares of the Company (22.4% of the outstanding capital stock of the Company). The outstanding shares of capital stock of Globecast are beneficially owned by Theodore Kyriakou, the Executive Vice President and Chief Operating Officer of the Company and a son of Minos Kyriakou, the Chairman and Chief Executive Officer of the Company. The outstanding shares of capital stock of Altavista and of Praxis are owned by two other members of the Kyriakou family, Xenophon Kyriakou and Athina Kyriakou. As a result of the foregoing, for accounting purposes, Antenna is controlled by a group of related shareholders. (See Note 2.)

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

           Mr. Minos Kyriakou owns 99.9% of the share capital of Holnest Investments Limited.

           Additional paid-in capital of GRD 3,752,500 arose during the year ended June 30, 1994 as a result of the issuance of 1,975,000 common shares issued at GRD 2.0 each. The excess over par value amounted to GRD 1.9 per share.

20.        STATUTORY, TAX FREE AND OTHER RESERVES

           Statutory, tax free and other reserves are as follows:

                                                  DECEMBER 31,
                                             ---------------------
                                                1997        1998
                                             ---------   ---------
Statutory reserve ........................     262,793     281,356
Tax free reserves--Law 1828/1989 (Art. 22)   1,229,567   1,229,567
Reserves for income taxed at lower rates .     878,313     938,022
Reserve for non-taxable income ...........      80,785      81,485
Special reserve ..........................      93,757      93,757
                                             ---------   ---------
                                             2,545,215   2,624,187
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

20.        STATUTORY, TAX FREE AND OTHER RESERVES (CONT'D)

           TAX FREE AND OTHER RESERVES

           a) Under the provisions of Law 1828/1989 (Art. 22), corporations are allowed to set up a tax free reserve for which they are obliged to make productive investments of an amount equal to one hundred and thirty percent of the reserve within the three years (at least one third during the first year) following the year the respective reserve has been established. This reserve can be converted to share capital after the three-year period mentioned above. According to Greek tax regulations, no tax is due at the specified time this reserve is capitalized. In the case where the productive investments are not made within the time frame, the reserve is taxed at 35% plus penalties of 2.5% per month. The Company has not made the investment and has accrued for taxes and penalties amounting to GRD 793,348, GRD 890,348 and GRD 998,348 as of December 31, 1996, 1997 and 1998, respectively. The amount of taxes accrued of GRD 430,348 is included in deferred income taxes. The amount of penalties included in selling, general and administrative expenses is GRD 112,000 for 1996, GRD 97,000 for 1997 and GRD 108,000 for 1998. If upon completion of a tax audit such non-taxable reserves are disallowed, a reclassification would be required to remove such amounts from tax free reserves.

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

21.             DIVIDENDS

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

           b) No dividends can be distributed to the shareholders as long as the unamortized balance of "Pre-Operating Expenses," as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

           No dividends have been declared during 1996 and 1997. During 1998, dividends of GRD 1,000,000 were declared and paid.

22.             COMMITMENTS

           In addition to long-term operating lease commitments for office and studio space, the Company has entered into extended commitments integral to its operations.

           Amounts payable for commitments as of December 31, 1998 discussed below are:

             OFFICE AND
            STUDIO SPACE
            ------------
1999 .....   1,004,053
2000 .....   1,042,735
2001 .....   1,169,489
2002 .....   1,239,656
2003 .....   1,352,080
             ---------
     TOTAL   5,808,013
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

23.        CONTINGENCIES

           The Company is involved in various litigation in the normal course of business, with claims totaling approximately GRD 3,738,379. The Company accrued GRD 125,831 in 1997 and GRD 254,525 in 1998, representing management's best estimate of the Company's probable liability in respect of such claims. The Company believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company's results of operations or financial position.

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

           The Company is continuing to evaluate the extent to which non-information technology systems may be impacted by the Year 2000 and the types of contingency plans that may be necessary if its management information systems and/or non-information technology systems were to be non-Year 2000 compliant. Such an evaluation is expected to be completed within the fourth quarter of 1999. The Company is also continuing to evaluate the extent to which failure of third parties with which the Company interacts to be Year 2000-compliant could have a material adverse effect on the Company's financial condition or results of operations. Such third parties could include, among others, advertisers, providers of satellite transmission facilities, production companies and suppliers of foreign programming. Any Year 2000 compliance problem of the Company, any of its vendors and any other company with which it interacts or otherwise does business could have a material adverse effect on the Company's financial condition or results of operations. The Company's Year 2000 upgrade is expected to be completed within the fourth quarter of 1999. The Company has not yet developed contingency plans that address its failure to be Year 2000-compliant or the failure of third parties with which the Company deals to be Year 2000-compliant. Such contingency plans will be developed if the final testing of its applications for Year 2000 compliance fails.

24.        SEGMENT AND GEOGRAPHIC INFORMATION

           The Company's reportable segments are the television and radio businesses. The following table sets forth certain information regarding the Company's segments by service, company and geographic region:

                                                                         PAY          JOURNALISM
                                        TELEVISION       RADIO        TELEVISION         SCHOOL      ELIMINATION OF
                                          ANTENNA       ANTENNA        PACIFIC          ANTENNA      RELATED-PARTY
                                            TV           RADIO        BROADCAST       SPOUDASTIKI   REVENUE/EXPENSES/     TOTAL
                                         (GREECE)       (GREECE)     (AUSTRALIA)        (GREECE)         ASSETS       CONSOLIDATED
                                       -------------------------------------------------------------------------------------------
                                                                              (IN THOUSANDS)
Sales external.........................  28,905,110       602,462        55,024          147,352               --      29,709,948
Related party sales....................   2,898,777            --            --               --        (285,803)       2,612,974
Results:
Operating income.......................   9,916,590       224,755      (85,788)            7,072        (169,004)       9,893,625
Depreciation and amortization..........     600,265        13,262        11,635            2,910               --         628,072
Amortization of programming costs......  12,383,100            --            --               --               --      12,383,100
Equity in net income of
   unconsolidated entity...............      20,986            --            --               --               --          20,986
Net income(loss)  before tax...........   3,084,759       103,806      (74,000)           71,241               --       3,185,806
Net income (loss)......................   1,006,386        99,263      (74,000)           69,241               --       1,100,890
Segment assets:
Total assets (December 31, 1998).......  58,964,240     1,615,650       472,821          124,114        (936,528)      60,240,297
Total assets (December 31, 1997).......  52,081,080            --            --               --               --      52,081,080

Related party sales denominated in foreign currency amounted to GRD 1,862,120.

25.        SUBSEQUENT EVENTS (UNAUDITED)

     On March 9, 1999, the Company completed the initial public offering
(the "IPO") of 7,700,000 American Depositary Shares, representing 3,850,000 shares of its capital stock, nominal value GRD 100 per share, raising gross proceeds of $115.5 million. The Company used a portion of the net proceeds it received from the IPO to acquire a 51% interest in Audiotex, a 100% interest in Pacific Broadcast, a 99.97% interest in Antenna Radio and a 100% interest in Antenna Spoudastiki.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Athens, Hellenic Republic on the 23rd day of August, 1999.

                                        ANTENNA TV S.A.

                                        By: /s/ Theodore Kyriakou
                                           -------------------------------------
                                           Name: Theodore Kyriakou
                                           Title: Executive Vice President and
                                           Chief Operating Officer