Form 20-F
period 1999-12-31
ANTENNA TV SA
filed 2000-03-30
CIK 1047714

As filed with the Securities and Exchange Commission on March 30, 2000
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------

                                    FORM 20-F
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                                       or

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

                        Commission file number 000-25471

                    ANTENNA TV AN[OMEGA]NYMO[SIGMA] ETAIPEIA
             (Exact name of Registrant as specified in its charter)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of March 30, 2000.

Title of class
--------------
Shares of capital stock...............................................19,849,440

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

                             Item 17 [ ] Item 18 [X]

================================================================================

                                Table of Contents

                                                                           Page
                                                                           ----
PART I   .....................................................................4
         Item 1.   DESCRIPTION OF BUSINESS....................................4
         Item 2.   DESCRIPTION OF PROPERTY...................................25
         Item 3.   LEGAL PROCEEDINGS.........................................25
         Item 4.   CONTROL OF REGISTRANT.....................................25
         Item 5.   NATURE OF TRADING MARKET..................................26
         Item 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
                     SECURITY HOLDERS........................................26
         Item 7.   TAXATION..................................................27
         Item 8.   SELECTED FINANCIAL DATA...................................38
         Item 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS.....................39
         Item 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
                     MARKET RISK.............................................50
         Item 10.  DIRECTORS AND OFFICERS OF REGISTRANT......................52
         Item 11.  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS..........55
         Item 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
                     SUBSIDIARIES............................................55
         Item 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS............55

PART II  ....................................................................58
         Item 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED................58

PART III ....................................................................58
         Item 15.  DEFAULTS UPON SENIOR SECURITIES...........................58
         Item 16.  CHANGES IN SECURITIES, CHANGES IN SECURITY FOR
                     REGISTERED SECURITIES AND USE OF PROCEEDS...............58

PART IV  ....................................................................60
         Item 17.  CONSOLIDATED FINANCIAL STATEMENTS.........................60
         Item 18.  CONSOLIDATED FINANCIAL STATEMENTS.........................60
         Item 19.  CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS............61

SIGNATURES..................................................................S-1

                                  INTRODUCTION

         As used herein, except as the context otherwise requires, the term "Company" or "Antenna" refers to Antenna TV S.A. and its subsidiaries and the term "directors" refers to the Company's Board of Directors.

         The Company publishes its financial statements in Greek drachmae ("drachmae" or "GRD"). This Annual Report on Form 20-F presents translations into U.S. dollars ("U.S. dollars," "dollars" or "$") of certain drachma amounts at the noon buying rate in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1999, of $1.00 = GRD 327.90 (0.003 cents per drachma). On March 27, 2000 the Noon Buying Rate was $1.00 = GRD
346.50 (0.003 cents per drachma). No representation is made that drachmae have been, could have been or could be converted into dollars at the rates indicated or any other rate. For information regarding rates of exchange between GRD and US dollars from 1995 to the present, see "Item 8. Selected Financial Data--Exchange Rates."

         The Company's financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations. For purposes of preparing the financial statements for inclusion in this Annual Report on Form 20-F, certain adjustments have been made to these records to prepare the financial statements and other financial information herein in accordance with U.S. GAAP. In 1995, the Company changed its fiscal year-end from June 30 to December 31.

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

         In May 1999, the Company utilized a portion of the net proceeds received by it from the Offering to complete the acquisition of interests in Antenna R.T. Enterprises ("Antenna Radio"), Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), Pacific Broadcast Distribution Ltd. ("Pacific Broadcast") and Audiotex S.A. ("Audiotex") See Note 2 of Notes to Consolidated Financial Statements. These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes.

         In October 1999, the Company acquired a 51% interest in Daphne Communications, S.A. ("Daphne"), a Greek publishing company, for total consideration of approximately GRD 1.2 billion ($3.7 million). Consideration for the acquisition is payable in the form of advertising airtime on Antenna's television and radio networks.

         On February 7, 2000, Antenna TV acquired the 49% interest in Audiotex from Legion International S.A., a Lagardere Group company ("Legion International"), that it did not already own for total consideration of GRD 55 million and an increase of the annual royalty fees to Legion International from 7.5% to 12.0% of Audiotex's annual revenue for 10 years. Based on the 1999 net revenues of Audiotex, the royalty fee paid to Legion International computed at 7.5% of net revenues was GRD 64.1 million ($ 0.2 million). If computed at 12.0% of net revenues, the royalty payment would have been GRD 102.6 million ($ 0.3 million).

         On February 24, 2000, the Company advanced GRD 3 billion ($ 9.2 million) in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest within the next three years, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free to air television broadcast companies. If the interest is not acquired, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

         On March 2, 2000, the Company entered into an agreement with MEAGA SA ("MEAGA"), a Greek company which is listed on the Athens Stock Exchange, to acquire approximately 70% of MEAGA, subject to the completion of due diligence by Antenna and receipt of regulatory approvals and consents. In connection with this transaction, MEAGA will sell its existing businesses to third-party purchasers and the proceeds will be applied to repay all outstanding indebtedness of MEAGA. As a result, just prior to the acquisition, MEAGA will have no assets or liabilities. In exchange for its interest in MEAGA, Antenna will transfer 51% stakes in four of its subsidiaries, Antenna Radio, Antenna Spoudastaki, Audiotex and Daphne, to MEAGA. Following the completion of the acquisition, the assets and liabilities of MEAGA will be comprised of the historical book values of the businesses contributed by Antenna. The consolidated financial statements of Antenna TV will reflect a charge to recognize the cost of the disposition of the interest transferred to the minority shareholders and a corresponding recognition of a minority interest in the consolidated balance sheet.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in forward- looking statements (as such term is defined in the Reform Act) made in this Annual Report on Form 20- F. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Annual Report on Form 20-F. Among the key factors that have a direct bearing on the Company's results of operations are the ability of the Company to successfully implement its growth and operating strategies; changes in economic cycles; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to the Company or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 1. Business," "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report.

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

Programming

         The Company has positioned its broadcasting channel as a general audience programmer, offering a full range of programming including national and international news programs, talk shows and current affairs programs, foreign and Greek dramas, situation comedies, soap operas, sporting events, variety shows, game shows, Greek films and foreign feature films. Since its launch, Antenna has been, and expects to continue to be, a market innovator in Greek program formats and scheduling. Antenna was the first network in Greece to introduce an entertainment and news program in the early evening (in 1990), daytime talk shows dedicated to contemporary social issues (also in 1990), a morning talk show (in 1991) and 24-hour programming coincident with the outbreak of the Gulf War (also in 1991). These formats are now standard in the Greek market. Antenna was also the first television network in Greece to produce, and is currently the only such network to consistently produce, its own soap operas. In 1999, approximately 70% of Antenna's weekly, prime time programming (9:00 p.m.-11:00 p.m.) and approximately 78.3% of programming aired between 7:00 a.m. and 1:00 a.m. (based on hours broadcast) was produced by Antenna. The balance was acquired by Antenna from a variety of suppliers, principally United States studios and programming distributors.

         The following table sets forth a breakdown of Antenna's own programming and of acquired programming for 1998 and 1999 aired between 7:00 a.m. and 1:00 a.m.:

Own Programming:

                                                                        1998                    1999
                                                                 -------------------- --------------------
                                                                  Yearly               Yearly
                                                                   Hours                Hours
Type of Program                                                  Broadcast Percentage Broadcast Percentage
                                                                 --------- ---------- --------- ----------
News..........................................................         748       14.2%      821       15.9%
Talk shows and current affairs                                       1,155       21.9       926       18.0
Greek prime time dramas, situation comedies and soap operas...         926       17.6     1,126       21.9
Sports programs and live sporting events......................         190        3.6        95        1.8
Variety shows.................................................         645       12.2       797       15.5
Game shows....................................................         149        2.8       117        2.3
Other.........................................................         257        4.8       151        2.9
                                                                 --------- ---------- --------- ----------
         Total own programming................................       4,070       77.1%    4,033       78.3%
                                                                 --------- ---------- --------- ----------
Acquired Programming:

Type of Program
Foreign series................................................         326        6.2%      426        8.3%
Children's programming........................................         370        7.0       293        5.7
Foreign movies................................................         193        3.7       122        2.4
Greek movies..................................................         317        6.0       274        5.3
                                                                 --------- ---------- --------- ----------
         Total acquired programming...........................       1,206       22.9%    1,115       21.7%
                                                                 --------- ---------- --------- ----------
                       Total..................................       5,276      100.0%    5,148      100.0%
                                                                 ========= ========== ========= ==========

         During the past few years, the Company has invested significantly in the development of its programming library. The programming library represents approximately 36,491 hours of own programming and 4,695 hours of acquired programming. The Company continues to derive revenue from the airing of this programming, either through reruns or the distribution and syndication of such programming outside Greece. As of December 31, 1999, 46% of its programming library was fully amortized.

Programming Produced by Antenna

         The Company produces a variety of programs including news programs, talk shows and current affairs programs, dramas, situation comedies, soap operas, sports programs, variety shows and game shows. In 1999, Antenna produced all of its ten most highly rated, regularly scheduled weekday programs and its ten most highly rated, regularly scheduled weekday prime time programs.

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

         The Company intends to continue to produce a substantial portion of its own programming as part of its strategy to increase audience share and attract viewers from the demographic groups that are most attractive to advertisers and to provide programming for foreign distribution. The Company's on-going efforts to ensure high quality, popular programming include a wide range of initiatives with regard to marketing, personnel and production. With the aid of professional research companies, the Company uses audience focus groups in determining which programs to broadcast and when. The Company carries out a number of projects with such focus groups to ascertain general market trends and the popularity of television personalities, and to test pilot programs to determine their viability prior to committing significant financial and other resources. Antenna places great emphasis on attracting and retaining leading television scriptwriters, producers, directors, actors, game-show hosts, journalists and newscasters through negotiated employment contracts, attractive compensation packages, high quality programs and production facilities, active publicity in support of talent and the recognized brand-name of Antenna. Current initiatives to improve the technical quality and reduce operating costs related to Antenna's program production include enhancements to the Company's filming and editing facilities, investment in digital production, news gathering and transmission equipment.

         News. Antenna's news programming includes news broadcasts in the morning, afternoon, early evening, prime time and late-night time slots. Antenna places great emphasis on producing news programs that will be viewed as the authoritative source in terms of accuracy and objectivity, and strives to be the first to report breaking news stories. Antenna's news programs consistently have drawn the highest average audience shares in the market. Since 1990, Antenna has been the principal contributor from Greece to CNN for news relating to Greece, a regular contributor to CNN's Sunday World Report and a contributor of news feeds relating to areas outside of Greece, such as the Balkans. In addition, the Company undertakes in-depth analysis and investigative reporting to produce high-profile news stories and documentaries concerning historical events and contemporary issues of interest to its target audience and of significant archive value.

         The Company maintains twelve external news-gathering (ENG) crews in Athens, and approximately nine in other major cities in Greece, as part of its news gathering operation. The Company can rapidly deploy additional ENG crews in response to particularly newsworthy events. Antenna has permanent news correspondents stationed in London, Brussels, Moscow, New York, Washington, D.C., Sydney, Bonn, Rome, and Nicosia, as well as a network of 20 correspondents throughout Greece and five correspondents in Thessolaniki.

         The Company is a member of the European Association of Private Television ("ACT"), a European Union ("EU") lobbying organization representing Europe's leading private television networks. The Company is also a founding member and the only Greek partner of ENEX, an organization established for the gathering and exchange of news among Europe's leading private television networks. ENEX, whose members include ITV (UK), TF1 (France), RTL/CLT (Luxembourg), SAT1 (Germany), Telecinco (Spain) and Fininvest (Italy), is the private commercial counterpart to the European Broadcast Union, which performs similar news gathering and exchange functions for state-owned networks in Europe. Membership helps the Company contain the cost of news production. The Company intends to strengthen existing arrangements with leading networks such as CBS, CNN, APTN and other international media companies.

         Talk Shows and Current Affairs. Antenna provides commentary on various contemporary topics through its live talk shows and current affairs programs. Talk shows include the highly rated daily morning talk show (Kalimera Ellada (Good Morning Greece)), a daily afternoon talk show (Epitelous Mazi (Finally Together)), which holds the record for daytime audience share and rating, and a morning weekend talk show (Studio Me Thea (Studio with A View)). Each of these weekday talk shows is hosted by a well-known television personality and focuses on contemporary social issues. The weekend talk show is hosted by a new television personality. Current affairs programs include two weekly late night talk shows (E Ora Tis Alithias (The Moment of Truth) and Me Ta Matia Tis Ellis (with Elli's Eyes)), both of which focus on social issues and current domestic and international political issues.

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

         Greek Prime-Time Dramas, Situation Comedies, Comedy Programs and Soap Operas. The Company produces a variety of weekly drama series, a number of situation comedies and two weekly comedy programs (Aman (Enough) and Prosohi Markopedio), both of which are satires of current events popular among young adults. The Company currently produces two Greek soap operas, the highly rated Kalimera Zoe (New Life) and Lampsi (Reaching for the Light). These two daily soap operas are produced at the Company's two largest studios. The Company films two episodes daily on eight-hour shifts, typically with 500 half-hour episodes being produced each year. Antenna's soap operas have consistently been among Greece's 20 highest rated television shows.

         Sports Programs and Live Sporting Events. The Company airs a variety of sporting events, such as basketball games and track and field events. During the next three years, the Company has the rights to broadcast the six games of the Golden League, a worldwide track and field competition under the auspices of the International Amateur Athletic Federation. The Company also has the exclusive rights, during the next two years, to broadcast the games of the Greek Basketball Cup (twenty-five games in the next two years).

         Game Shows. In November 1997, the Company introduced Super Game, a daily, three-minute live game show in which viewers compete for prizes, which is produced in cooperation with Audiotex. Also in November 1997, the Company began airing Joker, a five-minute combination game show/variety program subsidized by the Greek national lottery (one of the larger advertisers in Greece), which features entertainment and the live drawings of one of the lotteries organized and sponsored by the Greek national lottery. In October 1998, the Company began airing Andres Eteme Gia Ola (Man to Man), a highly rated weekend game and variety show.

         Other. Antenna began producing made-for-television movies in 1994. The Company seeks to ensure the success of such movies and further enhance the brand-name appeal of its programming by producing movies based on its most popular drama series. The Company has capitalized on the success of two of its popular action series (Tmima Ethon (Vice Squad) and Anatomia enos Eglimatos (Thou Shalt Not Kill)) by producing nine movies based on these series and has also produced 10 movies based on another package of independent movies. These movies, which are rerun periodically, create a profitable continuing source of revenue for the Company. Antenna is the only Greek television network that has produced such movies.

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

Scheduling

         Antenna's scheduling is based on the following key time slots: weekday mornings (7:00 a.m.-1:30 p.m.), weekday afternoons (1:30 p.m.-6:00 p.m.), weekday evenings (6:00 p.m.-9:00 p.m.), weekday prime time (9:00 p.m.-11:00 p.m.), weekday late evenings (11:00 p.m.-1:00 a.m.) and weekends. Antenna is the only Greek network broadcasting live for more than six consecutive hours, from 7:00 a.m. until 1:30 p.m. The following table summarizes Antenna's weekday programming for the 1999 mid-season:

       Time                                        Name                                      Program Type
                                  ----------------------------------------     ----------------------------------------
7:00 a.m.-10:00 a.m.              Kalimera Ellada (Good Morning Greece)        A live, current-affairs morning magazine,
                                                                               hosted by a well-known journalist.
10:00 a.m.-1:25 p.m.              Proinos Kafes (Morning Coffee)               A live, morning variety show.
11:00 a.m.-11:05 a.m.             News                                         Headlines.
1:25 p.m.-1:30 p.m.               Super Game                                   Live game show, produced in cooperation
                                                                               with Audiotex.
1:30 p.m.-2:00 p.m.                                                            Reruns of Greek situation comedies.
2:00 p.m.-2:30 p.m.               News                                         National and international news, special
                                                                               reports, sports and weather.
2:30 p.m.-2:40 p.m                Hrimatistirio                                Stock exchange
2:40 p.m.-3:40 p.m.                                                            Reruns of Greek situation comedies.
3:40 p.m.-3:45 p.m.               Super Game                                   Live game show, produced in cooperation
                                                                               with Audiotex.
3:45 p.m.-4:40 p.m.               The Young and the Restless                   United States soap opera.
4:40 p.m.-4:45 p.m.               Super Game                                   Live game show, produced in cooperation
                                                                               with Audiotex.
4:45 p.m.-6:00 p.m.               Epitelous Mazi (Finally Together)            Day time talk show hosted by a well-
                                                                               known television personality.
6:00 p.m.-6:05 p.m.               News                                         Headlines.
6:15 p.m.-7:00 p.m.               Kalimera Zoe (New Life)                      Daily Greek soap opera.
7:00 p.m.-7:40 p.m.               Lampsi (Reaching for the Light)              Daily Greek soap opera.
7:40 p.m.-9:00 p.m.               News                                         National and international news, special
                                                                               reports, sports and weather.
9:00 p.m.-12:15 a.m.              Prime time series                            Late night programming includes Greek
                                                                               situation comedies, Greek dramas (first
                                                                               runs and reruns), Greek movies, foreign
                                                                               movies and series, talk shows, comedy and
                                                                               entertainment programs as well as live
                                                                               sporting events coverage, particularly
                                                                               basketball, and a one-minute news bulletin.
12:15 a.m.-12:35 a.m.             News                                         National and international news, special
                                                                               reports, sports and weather.
12:35 a.m.-12:40 a.m              Hrimatistirio                                Stock exchange
12:40 a.m.-1:30 a.m.              Foreign series                               Continuation of late night programming.

         Between 1:00 a.m. and 7:00 a.m., Antenna principally broadcasts infomercial productions, public domain foreign movies, reruns and, between 6:00 a.m. and 7:00 a.m., the CBS Evening News.

         Weekend scheduling is targeted towards younger audiences. Weekend morning programming is geared toward children and consists primarily of United States programs, particularly cartoons such as Teenage Mutant Ninja Turtles, Dragonball, Batman and Robin as well as action series such as Power Rangers, V.R. Troopers and Beastwars. Weekend afternoon and evening programming includes talk shows, Greek features, foreign series and films, game shows and Greek reruns.

         In addition, scheduling varies during the year, with the full season consisting of the fall premiere season, which begins in October and features new series and other programs, the mid-season, which runs from January through June and features new series, especially in prime time, and summer reruns. Programs with high production costs that are not shown on a regular basis, such as feature films, generally are aired during high revenue months. Scheduling is adjusted on a monthly basis.

         Antenna's transmission network has the technical capability to broadcast different programs to different regions of the country at the same time. It currently is using this capability to increase advertising revenue by broadcasting different advertisements in northern Greece. In October 1998, at the time of the Greek municipal elections, it increased the level of simultaneous advertising and has a Northern Greece sales department to support this effort.

Television Advertising

General

         Substantially all of the Company's revenue is derived from the sale of national advertising. During 1999, approximately 80.7% of the Company's total net revenue came from broadcast television advertisements. Sales are made for advertising over a specific period of time. The Company, which sets rates monthly, has approximately 110 separate advertising rates ranging from GRD 1,200 ($3.6) to GRD 132,000 ($402.6) per second. In setting advertising rates, which are tied to specific programs, the Company considers, among other factors, the rating of the program during which advertisements will run and the likely impact of rate increases on advertising volume. The highest prices for advertisements broadcast by the Company are for certain prime time series and for talk shows, soap operas, special events and movies (which are aired during both prime time and non-prime time). Advertising prices tend to be higher during the peak viewing months of April through June and October through December than during the late summer months when many Greeks are on vacation. As is common in the industry, the Company provides certain advertising agencies with an incentive rebate (up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law) (see "--Regulation"), which are negotiated at the time such advertising arrangements are made.

         The Company sells advertising time to a broad and diverse group of advertisers. Of the revenue derived from advertising in 1999, approximately 97% was generated through advertising agencies representing multiple advertisers, with the balance generated directly from individual advertisers that negotiate their own advertising arrangements and are not represented by advertising agencies. In 1999, the Company's top 10 and top 50 advertisers accounted for approximately 18% and 43% of the Company's gross advertising revenue, respectively. No single advertiser accounted for 10% or more of the Company's 1999 gross advertising revenue. The following table sets forth the respective percentages of the Company's advertising revenue generated by particular sectors during 1998 and 1999:

                 Sector
                 ------
                                                       1998         1999
                                                   -----------  -----------
Food and drink.................................          22.3%        22.7%
Personal care and household....................          16.1         13.2
Automobiles....................................           7.1          8.8
Alcoholic beverages............................           6.4          7.4
Cosmetics......................................           5.0          4.9
Government.....................................           7.9          7.5
Electronics....................................           3.9          4.3
Services.......................................           1.2          0.7
Toys...........................................           4.8          1.1
Paper products.................................           1.0          1.3
Other..........................................          24.3         28.1
                                                   -----------  -----------
         Total.................................         100.0%       100.0%
                                                   ===========  ===========

         Procter & Gamble, Unilever, Delta (Greek dairy company), Fage (Greek dairy company), Estee Lauder, the Greek national lottery, United Distillers
(UDV), Colgate-Palmolive, Coca-Cola Hellas and Friesland were Antenna's top 10 largest advertisers in 1999, accounting collectively for approximately 18% of Antenna's gross advertising revenue during 1999.

         The Company currently sells only a portion of its available advertising time. In addition, the Company uses a variety of means to utilize unsold advertising time in all time periods, commonly referred to as "dead time," to improve its operating results and cash flow. See "--Other Sources of Revenue." The following table sets forth for 1998 and 1999, the Company's estimates of (i) total available advertising time sold during prime time broadcasts, (ii) total available advertising time sold during viewing hours of 7:00 a.m. to 1:00 a.m., and (iii) total available advertising time sold, each measured in terms of time sold to advertising clients and time sold to advertising clients together with dead time allocated to audiotext, infomercials and home shopping:

                                                                                Measured by Time Sold to
                                                                                   Advertising Clients
                                                                                 Together with Dead Time
                                                                                  Allocated to Audiotext,
                                                       Measured by Time Sold      Infomercials and Home
                                                       to Advertising Clients            Shopping
                                                      ------------------------- -------------------------
                     Time Slot                            1998         1999         1998         1999
                     ---------                        ------------ ------------ ------------ ------------
Prime time..........................................        72%        81.4%          84%        96.8%
7:00 a.m. to 1:00 a.m...............................        52         62.5           70         80.6
Total available advertising time....................        40         50.6           63         74.8

         The Company currently uses its own 25-person sales force to sell advertising time. The sales and marketing department is responsible for the sale of advertising time together with general coordination with advertising agencies, collecting information on audience ratings, developing new products and most importantly, fostering and enhancing relationships with Antenna's existing and potential clients. The Company seeks to enhance its relationships with, and advertising revenue from, its clients by broadcasting programming which appeals to a variety of audience segments representing a broad cross-section of the Greek population. Antenna places particular emphasis on attracting viewers from demographic groups that are most attractive to those clients. The sales force endeavors to be responsive and flexible and to operate with the highest standards of client service. Antenna has an on-line computer link with its major advertising clients to enable such clients to make direct and automatic advertising bookings.

         The Company also works closely with its advertisers to design special campaigns, including advertiser "sponsorships" of particular programs and related cross-promotional opportunities. Antenna has the flexibility to insert short programming slots (i.e., one- to two-minute fillers) or to adjust content or context of programs to suit advertiser needs, or to produce specific programming suitable for sponsorship (for example, a filler on automobile-related topics sponsored by an automobile manufacturer). In addition, Antenna facilitates cooperative advertising among smaller advertisers with complementary interests (such as a consumer product manufacturer and the store where such product is sold) to provide such advertisers with access to television advertising on a more cost-efficient basis. The Company also enters into barter sales arrangements (advertising in exchange for goods, services and other assets) with other media companies such as newspapers, radio stations and magazines, as well as with equipment suppliers and service providers such as insurance companies and advertising agencies. In 1999, such barter sales represented 0.8% of the Company's total net revenue.

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

Advertising Share

         The Company has had the leading share of net advertising expenditures among Greek television broadcasters since 1991. The following table sets forth the respective shares of advertising expenditures in the Greek broadcasting market for 1994 through 1996, as published by Media Services, and the respective shares of advertising revenue for 1997 through 1999, as estimated by the
Company:

                                                                        Advertising
                                                                       Expenditures(1)         Advertising Revenue(2)
                                                                     --------------------  -------------------------------
                                                            1994       1995       1996       1997       1998       1999
                                                          ---------  ---------  ---------  ---------  ---------  ---------
Antenna...............................................      42.4%      37.8%      36.9%      36.8%      38.0%      36.5%
Mega..................................................      36.6       29.9       34.8       36.0       36.0       35.7
ET1 and NET...........................................       3.6        4.6        4.0        3.5        4.5        3.5
Skai TV...............................................       9.9        7.3        6.0        5.9        5.5        9.0
Star..................................................       2.6       16.3       17.0       16.1       14.0       13.1
Other.................................................       4.9        4.1        1.3        1.7        2.0        2.2
                                                          ---------  ---------  ---------  ---------  ---------  ---------
                       Total..........................     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
                                                          =========  =========  =========  =========  =========  =========

----------
(1) Represents actual advertising revenue, taxes and advertising fees, discounts, rebates and bonuses, and includes free airtime which, prior to 1996, was undeclared for tax purposes.

(2) Company estimate of net advertising revenue based on public filings made by broadcasters with Greek tax authorities disclosing actual advertising rates, published annual statutory results (for years prior to 1999) and other sources. Regulatory changes that took effect at the beginning of 1996 had the effect of eliminating the use of free advertising by subjecting the value thereof, as disclosed to the Greek tax authorities, to tax and limited incentive rebates to a maximum of 9.9% of the cost of the airtime purchased. The reported 1996 television advertising expenditures figures, therefore, are not fully comparable to previous years, and, in any event, in the Company's view comparisons of advertising expenditures do not provide as accurate an indication of relative market share as would net advertising revenue. These regulatory changes did not affect other media and as a result, newspapers and other media may continue to offer free advertising and to benefit from free advertising offered to them. See "--Regulation."

Distribution of Programming

         A key element of Antenna's growth strategy is to build and capitalize on its programming library for broadcast in Greece as well as distribution outside of Greece. This strategy enables the Company to derive revenue generally from fully amortized programming through the airing of reruns and the distribution and syndication of own programming. The Company's programming library consists of approximately 36,491 hours of its own programming, including 10,712 hours of news and 25,779 hours of other programming (including talk shows, variety shows, game shows, sports programming and other programming). Own programming from the library is also sold for broadcast to Greek-speaking audiences in Cyprus, the United States, Canada and Australia, with sales expected in Germany, the United Kingdom,

Belgium and South Africa. Dubbed programming is expected in Latin America, the Middle East and the Balkans. In addition, the Company has approximately 4,695 hours of acquired programming which it has the rights to air in Greece. The Company has the right to air such programming within specified time periods. Antenna's acquired programming library currently includes approximately 1,947 hours of foreign films, 1,412 hours of 60-minute series, 947 hours of children's programming and 389 hours of 30-minute series.

         Since 1995, the Company has derived revenues from providing programming to Antenna TV Ltd. (Cyprus) ("Antenna Cyprus"). Antenna Cyprus, which was launched in June 1993, is one of five free-to- air television broadcasters operating in the Greek language in Cyprus. Antenna Cyprus operates from 1:00 p.m. to 2:00 a.m. weekdays and 9:00 a.m. to 2:00 a.m. weekends. Antenna provides approximately 45% of Antenna Cyprus' programming. The General Manager of the Company is also the General Manager of Antenna Cyprus. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 13. Interest of Management in Certain Transactions."

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

         Since 1997, the Company has derived revenue from programming and distribution agreements with Pacific Broadcast. The Company used a portion of the proceeds of the Offering to acquire from a company affiliated with Mr. Minos Kyriakou (through 100% indirect share ownership) a 100% interest in Pacific Broadcast. See "Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds" and "Item 13. Interest of Management in Certain Transactions." Pacific Broadcast was established in May 1997, and has a 50% interest in a joint venture which rebroadcasts Antenna's programming in Australia. The joint venture receives such programming via satellite transmission. The other 50% interest in the joint venture is held by an unrelated third party. Pacific Broadcast is responsible for providing the joint venture with programming (which it obtains primarily from Antenna) and bears 30% of the transmission costs for such programming. The joint venture partner provides promotion, marketing and subscriber services and bears 70% of the transmission costs. The joint venture distributes programming in Australia through the two leading Australian cable companies (Optus Vision and Foxtel) and expects to distribute programming in the future via direct-to-home satellite operators. The two partners each receive 50% of the revenues of the joint venture. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 13. Interest of Management in Certain Transactions."

         In order to further the distribution of its programming, Antenna would consider acquiring interests in broadcasters in neighboring countries if attractive opportunities were to present themselves and regulatory restrictions could be overcome.

Investment in New Media

         As part of its growth strategy, the Company is expanding its business into complementary media. In May 1999, it acquired a commercial radio station (Antenna Radio), and in October 1999, it acquired a 51% interest in a publishing company (Daphne). The Company continues to evaluate alternatives for expansion into direct broadcast satellite programming. The Company believes that its expansion strategy will serve to increase the size of its programming audience and enhance its brand. Expansion into radio broadcasting is serving to diversify both the source of its advertising revenue and the variety of advertising media available to its potential advertisers. Expansion into publishing is providing synergies in advertising sales, cross-promotion and support services. Expansion into direct broadcast satellite programming is expected to provide Antenna with additional media for its programming.

Radio

         The Company used a portion of the proceeds of the Offering to acquire 99.97% of the capital stock of Antenna Radio, which operates Antenna FM (97.1
FM). Antenna Radio was established in 1988 as one of the first commercial radio operators in Greece. Antenna Radio serves the greater Athens area, operating 24 hours a day, seven days a week. The station targets audiences aged 25 and over with a combination news/talk and music format. Programming includes local, national and international news, weather, traffic and sports, as well as commentary, analysis, discussion, interviews, call-ins and information shows. Antenna Radio's primary source of revenue is the sale of advertising airtime. Antenna Radio has positioned itself as the authoritative voice in radio news coverage in Greece. Radio stations in Greece are required to operate on a regional basis and there are no private commercial radio stations operating nationally. Antenna Radio sells national advertising based on its arrangements with local broadcasters throughout Greece extending its coverage to approximately 70% of Greece. Antenna Radio also cooperates with CNN and Voice of America in its news gathering and dissemination efforts. See "Item 13. Interest of Management in Certain Transactions."

         Of the radio stations monitored by Media Services (12 in 1999), Antenna Radio had the second highest advertising share in 1999 (16.1%, as compared to 20.3% for Skai, which has a format similar to Antenna Radio and 8.4% for Lampsi, which has an all music format). In terms of ratings for news radio stations operating in the greater Athens area, Antenna had the second highest ratings in 1999 (11.5%, as compared to 19.2% for Skai).

         In connection with the acquisition of Antenna Radio, the Company merged the sales forces and news operations of Antenna and Antenna Radio to permit Antenna Radio to capitalize on Antenna's relationship with advertisers and derive synergies and cost savings from cross-promotion and brand strengthening and to reduce overhead and the costs of news programming.

Publishing

         In October 1999, the Company acquired a 51% interest in Daphne, a Greek publishing company, for total consideration of GRD 1,209 million. Consideration for the acquisition is payable in the form of advertising airtime on Antenna's television and radio networks. Daphne publishes a wide variety of Greek magazines focusing on subjects ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. Daphne also owns a printing business which prints books, magazines, pamphlets and other publications for fees from third parties. The majority of Daphne's revenues are derived from publishing fees with the balance represented by advertising fees and printing fees from third parties.

Direct Broadcast Satellite

         Antenna intends to establish itself in the digital direct satellite broadcast business in Greece. Management believes that a digital direct-to-home satellite broadcast ("DTH") platform in Greece provides two important benefits to the Company. First, Antenna would participate significantly in the expected growth of multi-channel television in Greece (minimizing the potential impact of such services on existing terrestrial television operations). Second, a DTH platform would give Antenna a natural outlet for its extensive Greek-language programming library (through the sale of programming to the DTH platform). Management believes that the combination of these factors would likely result in significant brand enhancement for Antenna.

         Alternatives for expanding into this medium range from investing in an existing operation to the creation of a separate DTH platform. Although Antenna has been in discussions with various parties regarding both of these alternatives, no definitive agreements have been reached with parties to either existing DTH operations or potential DTH operations.

General Considerations

         Antenna has no prior history of operations in these media. Expansion of the Company's existing broadcast operations into such new media could divert the use of the Company's resources and systems, require additional resources that might not be available, result in new or more intense competition, require different marketing strategies or greater start-up expenditures than anticipated, or otherwise fail to achieve anticipated results in a timely fashion, if at all. There can be no assurance, therefore, that the Company will be able to expand its existing business into direct broadcast satellite or compete successfully in any new media sector. The Company's ability to successfully manage its entry into new media will require continued enhancement of its operational, management, and financial resources and controls. The Company's failure to manage effectively its entry into the new media could have a material adverse effect on its business, financial condition and results of operations.

         Direct broadcast satellite operations in Greece are relatively new and underdeveloped. To date, one party has a digital broadcast license, and has launched a digital satellite platform in Greece. The Company is considering various alternatives for establishing itself in the digital satellite broadcast business. Alternatives range from an investment in an existing operation to the creation of its own DTH platform, and each possible scenario has its own risks. Any such venture will rely on newly developed technology for the transmission and receipt of the broadcast signal. Potential demand for direct broadcast via satellite, as well as the degree to which any such venture's proposed service will meet that demand, cannot be estimated with certainty. Therefore, there can be no assurance that such operations will achieve market acceptance or that there will be sufficient demand for direct broadcast satellite to enable any such venture to achieve significant revenues, cash flow or profits. Numerous factors beyond the Company's control, including the willingness of consumers to pay subscription fees to obtain digital broadcasts, the cost, availability and consumer acceptance of the proposed receiver systems, the marketing and pricing strategies of competitors, the development of alternative technologies or services and general economic conditions, will affect any such venture's ability to gain market acceptance. Further, if a competitor's satellite receiver technology becomes commonly accepted as the standard for satellite receivers in Greece, any such venture would be at a significant technological disadvantage. Finally, Antenna's ability to participate in this area will depend in part on the opportunities that present themselves. There can be no assurance that appropriate opportunities will in fact arise.

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

Audiotext

         The Company is a party to two exclusive contracts with its subsidiary, Audiotex (which is a market leader in its sector). Audiotex became a wholly-owned subsidiary on February 7, 2000. Audiotex is a provider of automated interactive telephone services, specializing in mass-market entertainment products. Audiotex provides its interactive expertise to broadcasters, publishers, telecommunications providers and mass advertisers. In addition to providing audiotext services, Audiotex provides direct marketing services, including preparation of databases, establishment of consumer help lines and classified advertising. Audiotex provides services to various advertisers, the Horse Racing Club of Greece, a number of local television and radio stations, and various magazines and newspapers. Audiotex derives its revenue principally from telephone calls to premium rate phone numbers. Audiotex has an agreement with the Hellenic Telecommunications Organization ("OTE"), whereby OTE charges telephone callers a fee on behalf of Audiotex and handles Audiotex's network operation and billing system.

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

         The Company used a portion of the proceeds of the Offering to acquire a 51% interest in Audiotex from Holnest Investments Limited ("Holnest"), a Cypriot company controlled by Mr. Minos Kyriakou, Chairman and Chief Executive Officer of the Company and the remaining 49% interest in Audiotex from Legion International on February 7, 2000. See "Item 13. Interest of Management in Certain Transactions."

Infomercials

         The Company also derives revenue from an affiliated entity, Epikinonia Ltd. ("Epikinonia") (which produces infomercials). See "Item 13. Interest of Management in Certain Transactions."

Training Center for Journalists and Other Media Personnel

         The Company used a portion of the proceeds of the Offering to acquire one of the leading training centers of journalism in Greece. The Antenna Training Center for Journalists, which was founded in 1991 and is owned by Antenna Spoudastiki (a company which was indirectly owned by members of the Kyriakou family), provides courses of study for journalists, sound technicians, cameramen, public relations personnel, sales and marketing personnel and costume and clothing designers. Journalists, sound technicians and cameramen follow a two-year course of study, public relations personnel follow a one- year course of study and costume and clothing designers can pursue a two-year program. The training center has arrangements with several institutions of higher education outside of Greece (including the London School of Journalism and Accademia di Costume e di Moda in Rome) permitting students to continue their studies toward a bachelor's degree. Management believes that the training center will assist the Company in training and attracting qualified talent.

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

Competition

         Antenna competes for advertising revenue with Mega Channel and, to a lesser extent, with the other national private commercial networks operating in Greece, including Star TV, Skai TV, New Channel, Macedonia TV, TV5, the subscription channels operated by NetHold Mediterranean and the three government-run channels (ET1, NET (formerly ET2) and ET3) that occasionally air commercial advertisements and with other advertising media, such as radio, newspapers and magazines and outdoor advertising. There are currently no subscription cable services operating in Greece, and satellite services have a negligible presence. The following table sets forth as of December 31, 1999 the household penetration and the hours of daily transmission of the state-owned networks and Antenna's principal competitors among the private broadcasting networks that are ranked by AGB:

                                                  Household      Daily Hours
         Network/Channel                        Penetration     Transmission
         ---------------                        -----------     ------------
         State Owned
                           ET1...............          100%               20
                           NET...............           99%               20
                           ET3...............           N/A               17
         Private
                           Antenna...........          100%               24
                           Mega..............          100%               24
                           Skai TV...........           87%               20
                           Star..............           94%               20

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

         Mega Channel is Antenna's principal private-sector competitor for audience share and advertising revenue. Mega Channel's four principal shareholders are Greek newspaper and magazine publishers. Mega Channel is also a generalist channel with programming generally comparable to Antenna's. Star TV, launched in September 1993 as an alternative television channel targeting a young audience, offers programming consisting principally of foreign (mainly United States) programs. Skai TV was launched in October 1993 and currently offers "low budget" current affairs programs, old Greek films, news, talk shows and some series and variety shows.

         NetHold Mediterranean, the only subscription television channel in Greece ("Nethold"), began operations in October 1994. Its two current channels are encrypted terrestrial broadcast channels offering a combination of subscription films and sports (including soccer and basketball), as well as some mainstream programming. In December 1999, Nethold launched a digital satellite subscription service offering the Greek audience a bouquet of 30 channels, including two major movie channels, two major sports channels and a variety of thematic and free TV channels.

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

         The Media Law was enacted in August 1995 and provides a regulatory framework governing the establishment and operation of television stations in Greece. The Media Law supersedes Law No. 1866, but does not supersede the Ministerial decisions of 1993. The Media Law provides that authority granted pursuant to Law No. 1866 to private commercial television broadcasters would be effective for one year (i.e., through August 1996), after which such authority would be subject to renewal procedures under the Media Law. In August 1996, the one-year authorizations were extended for nine months pursuant to Law No. 2438. The Company's and each other private commercial television broadcaster's authorizations expired on May 29, 1997. In June 1997, a Ministerial decision allocated, on a region-by-region basis throughout Greece, frequency allocations to ERT, with the balance reserved for private networks and to be awarded at the time the licenses are renewed under the Media Law. In September 1997 and January 1998, the Greek Ministry of Press and Mass Media requested television networks to submit applications for the extension of television broadcast licenses. The Company filed its application before the March 20, 1998 deadline. A provision in the Greek legislation governing satellite broadcasts and other subscription broadcast services (the "Subscription Broadcast Law") confirms that existing television broadcast authorizations, of those broadcasters that have submitted applications for extensions of broadcast licenses, will remain in force until the Minister of Press and Mass Media formally acts on the applications. The Company does not expect formal action on any television network's license application before the summer of 2000. The Company believes that it has all approvals necessary for its operations and satisfies all requirements for the continuing renewal of its licenses, and that it is in compliance in all material respects with all applicable laws, rules and regulations governing its operations. However, there can be no assurance that more restrictive laws, rules or regulations will not be adopted in the future, or that the interpretation or policy regarding enforcement of existing laws, rules or regulations will not shift in such a manner, that could make compliance more difficult or expensive or otherwise adversely affect the Company's business or prospects. The annual license fee for a licensed broadcaster is 2% of gross revenue.

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

         The Amended Directive also provides that teleshopping spots comply with the content rules governing advertising spots and for the institution of "teleshopping programs", which are differentiated from teleshopping spots, that must be at least 15 minutes in length. Teleshopping programs (or "windows", as stated in the Directive) are treated as program of the operator and therefore, do not fall into the daily or hourly restrictions adopted for teleshopping and advertising spots. The Amended Directive further provides that member states must ensure a right of reply to persons whose reputations have been damaged by a television broadcast and sets forth an action plan for the protection of minors through the use of symbols describing program content and a consultation process to address V-chips, a ratings system and other measures. The Amended Directive is expected to be incorporated into Greek Law by means of a Presidential Decree no later than the summer of 2000.

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

         Sponsored programs must be clearly identified as such. Programs may not be sponsored by persons or entities whose main products or services are prohibited by the Media Law. News programs may not be sponsored. The Amended Directive provides that persons involved in the sale or manufacture of medicinal products available only by prescription may not sponsor programs.

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

         In early 2000, the Company became a 40% shareholder in a new Greek company with the trade name "Antenna Optima SA", which has filed an application for a subscription television license via a terrestrial network with the Ministry of Press and Media in January 2000. The establishment of this new company is in the final process of being approved by the Ministry of Trade. The Company expects the granting of that license no later than the end of 2000. The Company's initial investment in the new company is GRD 8 million.

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

         The provisions of the Media Law regarding licensing apply to radio broadcasters. As is the case for various television broadcasters, including Antenna, Antenna Radio has filed its application for a license under the Media Law. The Company submitted supplemental information in support of its application in January 1999 and expects formal action on radio station license applications generally, including Antenna Radio's, no sooner than May 2000. The Company believes that Antenna Radio has all approvals necessary for its operations and satisfies all requirements for the continuing renewal of its licenses, and that it is in compliance in all material respects with all applicable laws, rules and regulations governing its operations.

Employees

         As of December 31, 1999, the Company employed approximately 738 full-time employees (including 103 administrative personnel, 25 sales and marketing personnel and 610 production, programming and news personnel), none of whom is represented by unions. As of December 31, 1998, the Company employed approximately 687 employees (including 91 administrative personnel, 24 sales and marketing personnel, and 572 production, programming and news personnel), none of whom were represented by unions. All of the Company's employees are covered, however, by one of two national collective agreements which are revised periodically to provide for minimum wage increases. The Company believes that its relationship with its employees is satisfactory, and the Company has not experienced any work stoppages due to labor unrest.

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

                                                                     Percent of
                                                                       Capital
                                                       Number of        Stock
Shareholders                                            Shares       Outstanding
------------                                            ------       -----------
Holnest Investments Limited (1)......................  4,192,360        21.3%
Globecast Holdings Limited (2).......................  3,752,162        18.9%
Altavista Global Holdings Limited (3)................  3,752,162        18.9%
Praxis Global Investments Limited (4)................  3,752,162        18.9%
All directors and officers as a group (16 persons)... 12,109,584        61.1%

----------
(1) Mr. Minos Kyriakou, Chairman of the Board of Directors and Chief Executive Officer of the Company is one of two directors, and owns 100% of the share capital, of Holnest Investments Limited, an Irish company, the address of which is ClanWilliam Terrace, Dublin 2 Ireland. Mr. Kyriakou has sole voting and dispositive power with respect to the Shares held by Holnest Investments Limited.

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

Item 5.  NATURE OF TRADING MARKET.

         The principal United States trading market for trading in the ADSs is the Nasdaq National Market ("Nasdaq"), and the principal non-United States trading market for trading in the ADSs is the London Stock Exchange Limited (the "LSE"). Trading of the ADSs on Nasdaq and the LSE commenced on March 4, 1999. The ADSs were issued pursuant to the Deposit Agreement, with The Bank of New York as the Depositary, and each ADS represents one half of one Share. The Company is exploring the possibility of a listing on the Athens Stock Exchange as well.

         The high and low market prices of the ADSs on Nasdaq and the LSE, as derived from its daily official list, for each fiscal quarter during 1999 were as follows:

                                            Nasdaq                   LSE
                                      --------------------  --------------------
                                        High        Low       High        Low
                                      --------------------  --------------------
First Quarter (from March 4, 1999):    $15.75     $12.38     $16.50     $12.50
Second Quarter:                        $15.00     $11.00     $14.81     $11.25
Third Quarter:                         $14.00     $ 9.25     $13.85     $ 9.52
Fourth Quarter:                        $20.38     $ 8.25     $19.90     $ 8.63

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

Item 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

         Antenna is a Greek societe anonyme. There are no Greek laws or governmental decrees or regulations that restrict the movement of capital between Greece and the United States or that affect the remittance of dividends, interest or other payments to a non-resident holder of the Senior Notes or the ADSs (other than certain tax considerations -- see "Item 7. Taxation"). Furthermore, except as described below, there are no limitations, either in the laws of Greece or in the Company's Articles of Incorporation, which limit or impede the right of non-Greeks to hold or to vote (if applicable) the Company's securities.

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

Item 7.  TAXATION.

         The information set forth below under the captions "ADSs--Greek Taxation" and "Senior Notes--Greek Taxation" are discussions of the material Greek tax consequences of the acquisition, ownership and disposition of ADSs (or Shares) and of Senior Notes, respectively. The information set forth below under the caption "ADSs--United States Taxation" and "Senior Notes--United States Taxation" are discussions of the material United States federal income tax consequences of the acquisition, ownership and disposition of ADSs (or Shares) and of Senior Notes by a United States Holder (as defined below). These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption "ADSs--United States Taxation" and "Senior Notes--United States Taxation" deal only with United States Holders that will hold ADSs (or Shares) and Senior Notes as capital assets within the meaning of the United States Internal Revenue Code, and who do not at any time own individually, nor are treated as owning, 10% or more of the Shares (including
ADSs) of the Company. In addition, the description of United States tax consequences set forth below under the captions "ADSs--United States Taxation" and "Senior Notes--United States Taxation" does not address the tax treatment of special classes of United States Holders, such as banks, tax-exempt entities, insurance companies, persons holding ADSs or Shares as part of a hedging or conversion transaction, a straddle or a constructive sale, United States expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies and holders whose "functional currency" is not the dollar and does not describe any tax consequences arising under the laws of any state, locality or non-United States jurisdiction.

         As used herein, the term "United States Holder" means (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any state thereof including the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have authority to control all substantial decisions of the trust, or (v) a partnership to the extent the interests therein are owned by any of the persons described in clauses (i),
(ii), (iii) or (iv) above. As used herein, a "Non--United States Holder" means a beneficial owner who is not a United States Holder.

         Holders of ADSs (or Shares) or Senior Notes who are not United States Holders should consult their own tax advisors, particularly as to the applicability of any tax treaty and as to the United States federal income tax consequences to them of the ownership and disposition of Senior Notes. The statements regarding Greek tax laws and United States federal tax laws set out below assume that each obligation in the Deposit Agreement and any related agreement has been and will continue to be performed in full in accordance with its terms.

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

         Taxation of Capital Gains

         Shares. Under Greek law, any gain derived from the sale of shares of a societe anonyme not listed on the Athens Stock Exchange or any foreign stock exchange or internationally recognized similar institution will be subject to a 20% capital gains tax. Such tax is also levied on capital gains obtained by persons not residing in Greece for tax purposes who are not entitled to the benefits of an applicable treaty for the avoidance of taxation. Under the tax treaty of 1953 entered into between Greece and the United States (the "US/Greece Tax Treaty"), United States persons otherwise eligible for benefits under the US/Greece Tax Treaty are not exempted from the payment of Greek capital gains tax. Any such capital gains tax is in principle payable by the seller, although the seller and purchaser are held jointly and severally liable.

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

         United States Holders of Shares and ADSs evidencing Shares should consult their tax advisors with regard to the applicability of the double inheritance tax avoidance treaty of 1950 entered into between Greece and the United States of America.

         Investors are urged to consult their tax advisors as to the particular consequences to them under Greek tax laws (including Greek capital gains, inheritance or succession, and gift tax) of the acquisition, ownership and disposition of Shares and ADSs.

United States Taxation

         The following discussion is based (i) upon the United States Internal Revenue Code, United States Treasury regulations promulgated and proposed thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change (possibly with retroactive effect), and (ii) in part upon representations of the Depositary.

         All investors are advised to consult their tax advisors as to the particular United States tax consequences of the ownership and disposition of Shares and ADSs including the effect of United States state and local income tax and other tax laws.

         United States Holders of ADSs will be treated for United States federal income tax purposes as owners of the Shares underlying the ADSs. Accordingly, except as noted, the United States federal income tax consequences discussed below apply equally to United States Holders of ADSs and Shares.

         Dividends

         Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by the Company to a United States Holder will generally be subject to United States federal income tax as foreign source dividend income to the extent paid out of current or accumulated earnings and profits of the Company, as determined under United States federal income tax principles. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution. Dividends received by a United States Holder will not be eligible for the dividends received deduction allowed to corporations. To the extent that an amount received by a United States Holder exceeds such holder's allocable share of the Company's current and accumulated earnings and profits, such excess will be applied first to reduce such United States Holder's tax basis in his Shares (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the Shares) and then, to the extent such distribution exceeds such United States Holder's tax basis, will be treated as capital gain. The Company does not currently maintain calculations of its earnings and profits for United States federal income tax purposes.

         The gross amount of distributions paid in drachmas (or any successor or other foreign currency) will be included in the income of such United States Holder in a dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are paid to the Depositary regardless of whether the payment is in fact converted into dollars. If the drachmas (or any successor or other foreign currency) are converted into dollars on the date of the payment, the United States Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of drachmas as distributions. If, instead, the drachmas are converted at a later date, any currency gains or losses resulting from the conversion of the drachmas will be treated as United States source ordinary income or loss. Any amounts recognized as dividends will generally constitute foreign source "passive income" or, in the case of certain United States Holders, "financial services income" for United States foreign tax credit purposes. A United States Holder will have a basis in any drachmas distributed equal to their dollar value on the payment date.

         A Non-United States Holder of ADSs generally will not be subject to United States federal income tax or withholding tax on dividends received on ADSs unless such income is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States.

         Sale or Exchange

         Subject to the discussion of passive foreign investment companies below, gain or loss realized by a United States Holder on the sale or other disposition of ADSs will be subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the United States Holder's adjusted tax basis in the ADSs and the amount realized on the disposition. In the case of a non-corporate United States Holder, the federal tax rate applicable to capital gains will depend upon (i) the holder's holding period for the ADSs (with a preferential rate available for ADSs held for more than one year) and (ii) the holder's marginal tax rate for ordinary income. Any gain realized will generally be treated as United States source gain and loss realized by a United States Holder generally also will be treated as from sources within the United States.

         The ability of a United States Holder to utilize foreign taxes as a credit to offset United States taxes is subject to complex limitations and conditions. The consequences of the separate limitation calculation will depend upon the nature and sources of each United States Holder's income and the deductions allocable thereto. Alternatively, a United States Holder may elect to claim all foreign taxes paid as an itemized deduction in lieu of claiming a foreign tax credit. A deduction does not reduce United States tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not subject to the conditions and limitations applicable to foreign tax credits.

         The surrender of ADSs in exchange for Shares (or vice versa) will not be a taxable event for United States federal income tax purposes and United States Holders will not recognize any gain or loss upon such a surrender.

         If a United States Holder receives any foreign currency on the sale of ADSs, such United States Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of ADSs and the date the sale proceeds are converted into dollars.

         A Non-United States Holder of ADSs generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ADSs unless (i) such gain is effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-United States Holder, such Non-United States Holder is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met.

         Passive Foreign Investment Company

         The Company believes that Shares and ADSs should not be treated as stock of a passive foreign investment company (a "PFIC") for United States federal income tax purposes for the 1999 taxable year. However, this conclusion is a factual determination made annually and thus may be subject to change based on future operations. In general, the Company will be a PFIC with respect to a United States Holder if, for any taxable year in which the United States Holder holds the Company's ADSs or Shares, either (i) at least 75% of the gross income of the Company for the taxable year is passive income or (ii) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income includes income such as dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income.

         If the Company is treated as a PFIC, a United States Holder that did not make a QEF election (or, if available, a mark-to-market election), as described below, would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of Shares or ADSs and (b) any excess distribution by the Company to the United States Holder (generally, any distributions to the United States Holder in respect of the Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the United States Holder in respect of the Shares or ADSs during the three preceding taxable years or, if shorter, the United States Holder's holding period for the Shares or ADSs). Under those rules (i) the gain or excess distribution would be allocated ratably over the United States Holder's holding period for the Shares or ADSs, (ii) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income, (iii) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year and (iv) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

         A United States Holder of ADSs that are treated as "marketable stock" under the PFIC rules may be able to avoid the imposition of the PFIC tax rules described above by making a mark-to-market election. Generally, pursuant to this election, such holder would include in ordinary income, for each taxable year during which such ADSs are held, an amount equal to the increase in value of the ADSs, which increase will be determined by reference to the value of such ADSs at the end of the current taxable year as compared with their value as of the end of the prior taxable year. Holders desiring to make the mark-to-market election should consult their tax advisors with respect to the application and effect of making such election.

         In the case of a United States Holder who does not make a mark-to-market election, the special PFIC tax rules described above will not apply to such United States Holder if the United States Holder elects to have the Company treated as a qualified electing fund (a "QEF Election") and the Company provides certain required information to holders. For a United States Holder to make a QEF election, the Company would have to satisfy certain burdensome reporting requirements. The Company has not determined whether it will undertake the necessary measures to be able to satisfy such requirements in the event that the Company were treated as a PFIC.

         A United States Holder that makes a QEF election will be currently taxable on its pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The United States Holder's basis in the Shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the Shares or ADSs and will not be taxed again as a distribution to the United States Holder.

         United States Backup Withholding and Information Reporting

         A United States Holder may be subject to information reporting with respect to dividends paid on, or proceeds of the sale or other disposition of, an ADS, unless the United States Holder is a corporation or comes within certain other categories of exempt recipients. A United States Holder that is not a corporation or otherwise an exempt recipient may be subject to backup withholding at a rate of 31% with respect to dividends paid on, or the proceeds from the sale or the disposition of, an ADS unless the United States Holder provides a taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against the United States Holder's United States federal income tax liability or refundable to the extent that it exceeds such liability. A United States Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the United States Internal Revenue Service.

         Non-United States Holders generally may be subject to information reporting with respect to the proceeds of the sale or other disposition of ADSs, and may be subject to backup withholding on such disposition effected within the United States, unless the holder certifies to its foreign status or otherwise establishes an exemption (provided that the broker effecting the sale does not have actual knowledge that the holder is a United States Holder).

         Treasury regulations will modify certain of the rules discussed above with respect to payments on the ADSs made after December 31, 2000. In particular, a payor within the United States will be required to withhold 31% of any payments of dividends on or proceeds from the sale of ADSs within the United States to a non-exempt United States or Non-United States Holder if such holder fails to provide appropriate certification. In the case of such payments by a payor within the United States to a foreign partnership (other than one that qualifies as a "withholding foreign partnership" within the meaning of such Treasury regulations), the partners of such partnership will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may only rely on a certification provided by a Non-United States Holder if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is unreliable.

Senior Notes

Greek Taxation

         The following discussion summarizes the principal Greek income tax consequences of an investment in the Senior Notes by a United States Holder. This disclosure does not discuss consequences to a holder that is a citizen or a resident of the Hellenic Republic for tax purposes or a company or other entity created or organized in or under the laws of the Hellenic Republic or that has a connection to the Hellenic Republic other than its investment in the Senior Notes. The following is a general description of certain Greek tax aspects of the Senior Notes and does not purport to be a comprehensive description of such tax aspects. No information is provided regarding the tax aspects of owning, holding or disposing of the Senior Notes under applicable tax laws of any jurisdiction other than the Hellenic Republic. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

         Under the United States/Greece Tax Treaty, interest on the Senior Notes paid to a United States Holder that is a United States resident or corporation within the meaning of the United States/Greece Tax Treaty is exempt from Greek income tax if (i) the United States Holder is not engaged in a trade or business in Greece through a "permanent establishment" and (ii) the interest on the Senior Notes does not exceed 9% per year. The mere holding of the Senior Notes or the enforcement of rights with respect thereto will not constitute a permanent establishment. The Company intends to treat all holders as United States Holders not permanently established in Greece unless it has information to the contrary.

         Under the United States/Greece Tax Treaty, if the Senior Notes bear interest at a rate greater than 9%, a United States Holder will be subject to Greek income tax on the amount of interest exceeding 9% (the "Excess Interest"). At the date of this Annual Report on Form 20-F, the relevant income tax rates on interest earned from sources in Greece are as follows: 0% to 45% for individuals and 35% or 40% for corporations. For purposes of determining the income tax rate applicable to a United States Holder, the Company intends to treat all holders as United States corporations unless it has information to the contrary. If taxes must be withheld by the Company or paid by the United States Holder, the Company, with certain exceptions, will be liable for the payment of additional amounts, so that the United States Holder receives the same amounts payable had no such Greek withholding or other taxes been imposed. Holders that are not United States residents or corporations within the meaning of the United States/Greece Tax Treaty will not be entitled to additional amounts in excess of those that would have been payable had such Holders been United States residents or corporations within the meaning of the United States/Greece Tax Treaty.

         Any capital gain earned by United States Holders upon the sale or exchange of the Senior Notes is exempt from Greek income tax.

         There are no Greek inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of the Senior Notes by a United States Holder, except that such taxes will apply to the transfer by gift of the Senior Notes by a United States Holder to a permanent resident of Greece and may apply to the transfer at death of the Senior Notes by a United States Holder to a permanent resident of Greece. There are no Greek stamp, issue, registration, or similar taxes or duties payable by United States Holders of Senior Notes.

         All investors are advised to consult their own tax advisors as to the Greek tax consequences of this ownership and disposition of the Senior Notes, including the effect of any regional or local tax laws.

United States Taxation

         The following discussion is based upon the provisions of the United States Internal Revenue Code, the applicable United States Treasury regulations promulgated and proposed thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.

         All investors are advised to consult their tax advisors as to the particular United States tax consequences of the ownership and disposition of the Senior Notes, including the effect of United States state and local income tax and other tax laws.

         Stated Interest and Original Issue Discount. Each Senior Note was issued with original issue discount ("OID") in an amount equal to the excess of the "stated redemption price at maturity" of such Senior Note over its "issue price." The "stated redemption price at maturity" of a Senior Note generally will be equal to its stated principal amount. The "issue price" of the Senior Notes is the first price at which a substantial amount of the Senior Notes were sold to the public.

         A United States Holder will be required (absent the election described below to treat all interest on a Senior Note as OID) to include in gross income the stated interest on a Senior Note at the time that such interest accrues or is received, in accordance with the United States Holder's regular method of accounting for United States federal income tax purposes. A United States Holder also will be required to include OID on a Senior Note in gross income as it accrues, prior to the receipt of payments attributable to such income and regardless of such United States Holder's regular method of accounting for federal income tax purposes. The amount of OID accruing during each interest payment period is determined using the constant yield method of accrual. The method by which OID is calculated will cause United States Holders of Senior Notes to be required to include in income increasing amounts of OID in successive accrual periods.

         A United States Holder of a Senior Note, subject to certain limitations, may elect to include in gross income for federal income tax purposes all interest that accrues on a Senior Note by using the constant yield method described above. For purposes of the election, interest includes stated and unstated interest, acquisition discount, OID, de minimis OID, market discount and de minimis market discount, as adjusted by any amortizable bond premium or acquisition premium. In applying the constant yield method to a Senior Note with respect to which an election is made, the issue price of the Senior Note will be equal to the electing United States Holder's adjusted tax basis in the Senior Note immediately after its acquisition and no payments on the Senior Note will be treated as payments of stated interest. This election generally is applicable only to the Senior Note with respect to which it is made, must be made for the taxable year in which the United States Holder acquires the Senior Note and will not be revocable without the consent of the Internal Revenue Service. If the election is made with respect to a Senior Note with amortizable bond premium, the United States Holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium held by the electing United States Holder as of, or acquired after, the beginning of the taxable year in which the Senior Note is acquired. Such an election, if made in respect of a market discount bond, will constitute an election to include market discount in income currently on all market discount bonds held by such United States Holder. See the discussion under "Premium and Market Discount", below.

         For purposes of determining a United States Holder's allowable United States foreign tax credit, stated interest and OID on the Senior Notes will be treated as income from sources outside the United States and will, with certain exceptions, be treated separately, together with other items of "passive" or "financial services" income or "high withholding tax interest," as applicable. To the extent that payments of principal and interest are not subject to Greek income or withholding tax (see above), the United States Holder will not have paid Greek tax eligible for crediting but such foreign source income may affect the creditability of foreign taxes imposed on other items of "passive" or "financial services" income or "high withholding tax interest" from sources outside the United States. To the extent that Greek income taxes must be withheld by the Company or paid by the United States Holder, the Company will, with certain exceptions, be liable for the payment of additional amounts so that the United States Holder will receive the same amounts that would have been payable if no such withholding taxes had been imposed. If additional amounts are paid due to the imposition of Greek withholding taxes, the United States Holder will be treated as having actually received the amount of Greek taxes withheld by the Company with respect to a Senior Note, and as then having paid over such withheld taxes to the Greek taxing authorities. As a result, the amount of interest income included in gross income for United States federal income tax purposes by a United States Holder with respect to a payment of interest may be greater than the amount of cash actually received by the United States Holder with respect to such payment. Further, if additional amounts are paid due to the United States Holder's payment of tax to the Greek taxing authorities such additional amounts will be included in the United States Holder's gross income for United States federal income tax purposes. Subject to certain limitations, a United States Holder will generally be entitled to a credit against its United States federal income tax liability, or a deduction in computing its United States federal taxable income, for Greek income taxes withheld by the Company and paid over to the Greek taxing authorities or for any taxes paid directly to the Greek taxing authorities.

         Change in Greek Income Withholding Tax Rate. The United States Internal Revenue Service could take the position that the possibility that a change in the Greek income withholding tax rate could occur during the term of the Senior Notes will cause the Senior Notes to be treated under the rules applicable to contingent payment debt instruments. If such position were successfully asserted, gain realized by a United States Holder on the disposition of a Senior Note would be recharacterized as ordinary income rather than capital gain and, under present law, such gain would be subject to higher United States federal income tax rates in the case of individual United States Holders. In addition, although these rules could require a United States Holder to include projected amounts in income in advance of the receipt of such amounts, a United States Holder would not be entitled to a credit against its United States federal income tax liability or a deduction in computing its United States federal taxable income for such Greek income taxes until such taxes were paid to Greek taxing authorities. The balance of this discussion assumes that the Senior Notes are not treated as contingent payment debt instruments.

         Premium and Market Discount. If a United States Holder purchases a Senior Note for an amount that is greater than its "adjusted issue price" (i.e., the issue price of such Senior Note increased by the amount of OID accrued in prior periods and reduced by prior payments made on the Senior Note other than payments of stated interest) and less than or equal to its stated redemption price at maturity (reduced by prior payments made on the Senior Note other than payments of stated interest) such excess will be considered "acquisition premium." The amount of OID that such United States Holder must include in its gross income with respect to such Senior Note for any taxable year generally is reduced by the portion of such acquisition premium properly allocable to such year.

         If a Senior Note is purchased by a United States Holder for an amount in excess of its principal amount (such excess generally being "bond premium"), the United States Holder will not accrue OID and, in general, may elect to amortize the bond premium over the period from the date of acquisition to the maturity date of the Senior Note on a constant yield method. The amount of bond premium allocable to any accrual period is offset against the stated interest allocable to such accrual period (and any excess may be deducted, subject to certain limitations). A United States Holder who elects to amortize bond premium must reduce its adjusted tax basis in the Senior Note by the amount of such allowable amortization.

         If a Senior Note is purchased by a United States Holder for an amount that is less than its adjusted issue price, the difference generally will be treated as "market discount." In such case, any partial principal payments on and gain realized on the sale, exchange or retirement of the Senior Note by such United States Holder and unrealized appreciation on certain nontaxable dispositions of the Senior Note will be treated as ordinary income to the extent of the market discount that accrued on the Senior Note while held by such United States Holder (unless the United States Holder has made an election to include such market discount in income as it accrues). Unless the holder elects to treat market discount as accruing on a constant yield method, market discount will be treated as accruing on a straight-line basis over the term of the Senior Note. A United States Holder of a Senior Note acquired with market discount who does not elect to include such market discount in income on a current basis might be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry the Senior Note until the maturity or earlier disposition of the Senior Note in a taxable transaction.

         Sale, Exchange or Retirement of the Senior Notes. A United States Holder's tax basis in a Senior Note generally will be its cost, increased by the amount of OID and market discount previously taken into income by the United States Holder and decreased by any bond premium amortizable by the United States Holder with respect to the Senior Note and by any payments that are not payments of stated interest. A United States Holder generally will recognize gain or loss on the sale, exchange or retirement of a Senior Note in an amount equal to the difference between the amount of cash plus the fair market value of any property received upon the sale, exchange or retirement (other than any such amount received in respect of accrued interest, which will be taxable as interest if not previously included in income) and the United States Holder's adjusted tax basis in the Senior Note. Gain or loss recognized on the sale, exchange or retirement of a Senior Note (except to the extent of accrued market discount, which will be taxable as ordinary income) generally will be capital gain or loss. In the case of a noncorporate United States Holder, the federal tax rate applicable to capital gains will depend on the holder's holding period for the Senior Notes, with a preferential rate available for Senior Notes held for more than one year, and upon the holder's marginal tax rate for ordinary income. The deductibility of capital losses is subject to limitations. Gain realized on the sale, exchange or retirement of a Senior Note by a United States Holder will generally be treated as United States source income. Under current United States temporary Treasury regulations, loss realized by a United States Holder on the sale, exchange or retirement of a Senior Note generally also will be treated as from sources within the United States (with exceptions relating to unamortized premium, accrued but unpaid interest, offsetting positions and certain other situations).

Item 8.  SELECTED FINANCIAL DATA.

         The following selected statement of operations and balance sheet data of the Company as of December 31, 1995, 1996, 1997, 1998 and 1999 and for the 12 months ended December 31, 1995 and the fiscal years ended December 31, 1996, 1997, 1998 and 1999 have been derived from the Company's audited financial statements. The financial statements as of December 31, 1998 and 1999 and the fiscal years ended December 31, 1997, 1998 and 1999 are included elsewhere in this Annual Report and have been audited by KPMG Kyriacou Certified Auditors AE, independent auditors, as stated in their report included herein. This selected statement of operations and balance sheet data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report. The selected statement of operations and balance sheet data of the Company for the 12 months ended December 31, 1995 have been derived from unaudited financial statements of the Company. In the opinion of management, the unaudited financial statements of the Company have been prepared on the same basis as the audited financial statements included herein and include all adjustments necessary for the fair presentation of financial position and results of operations at these dates and for these periods, which adjustments are only of a normal recurring nature. The 1998 financial statements have been restated to reflect the acquisition of certain businesses under common control. See Note 2 of Notes to Consolidated Financial Statements.

                                                          Twelve
                                                          Months
                                                          Ended                   Fiscal Year Ended
                                                        December 31,                 December 31,
                                                        -----------  --------------------------------------------
                                                           1995(1)    1996      1997     1998      1999     1999
                                                           ----       ----      ----     ----      ----     ----
                                                           (GRD)      (GRD)     (GRD)    (GRD)     (GRD)   ($)(2)
                                                                                         (consolidated)
                                                                     (in millions, except per share data)
Statement of Operations Data
  Advertising revenue...................................   19,097   22,086    23,242   29,288    35,126      107
  Related party revenue.................................      400    3,139     2,317    2,613     2,006        6
  Publication revenue...................................       --       --        --       --     1,806        6
  Other revenue.........................................      123      141       192      422       842        3
                                                           ------   ------    ------   ------    ------   ------
  Total net revenue.....................................   19,620   25,366    25,751   32,323    39,780      122
  Cost of sales.........................................    7,244    7,562     5,394    5,392     7,976       24
  Selling, general and administrative expenses..........    2,177    3,117     3,717    4,026     4,780       15
  Amortization of programming costs.....................    6,823   11,565    12,434   12,383    12,096       37
  Depreciation and amortization.........................      455      467       495      628       853        3
  Operating income......................................    2,921    2,655     3,713    9,894    14,075       43
  Interest expense, net.................................    2,188    2,049     2,533    2,858     2,700       (8)
  Foreign exchange (losses) gains, net(3)...............     (192)     297      (698)  (4,024)   (1,973)      (6)
  Equity in net income of unconsolidated
     affiliate..........................................       --       --        --       21        25       --
  Related party commission income.......................       --       --        --      143       434        1
  Other income(4).......................................       --       --        19       10     1,529        5
  Minority interest in profit of consolidated subsidiary       --       --        --       --       (58)      --
  Earnings before income taxes..........................      541      903       501    3,186    11,332       35
  Provision for income taxes(3).........................      193      431       248    2,085     4,570       14
                                                           ------   ------    ------   ------    ------   ------
  Net income............................................      348      472       253    1,101     6,762       21
                                                           ======   ======    ======   ======    ======   ======
  Basic and diluted earnings per
     share..............................................     20.8     28.1      15.1     65.6     340.7      1.0
                                                           ======   ======    ======   ======    ======   ======
Balance Sheet Data (at period end)
  Total assets..........................................   37,084   35,504    52,081   60,240    92,237      282
  Long-term obligations.................................    3,068    2,001    32,718   32,963    37,185      113
  Total debt(5).........................................   19,243   14,780    32,790   34,539    40,849      125
  Shareholders' equity..................................    4,659    5,131     5,385    6,484    25,548       78

Other Data
  EBITD(6)..............................................    3,376    3,122     4,207   10,522    14,927       45
  Net cash (used in) provided by operating activities...   (1,021)   1,857    (4,785)   2,684     4,334       13
  Net cash used in investing activities.................     (279)    (226)     (240)    (365)  (12,037)     (37)
  Net cash provided by (used in) financing activities...    2,015   (4,463)   16,609   (2,500)   23,055       70
  Cash dividends per share..............................       --       --        --     59.6        --       --

----------
(1)      During 1995, the Company changed its fiscal year-end to December 31.

(2) Translation of drachmae into dollars has been made at the rate of $1.00 = GRD 327.90 (the Noon Buying Rate on December 31, 1999). Such translation is provided solely for the convenience of the reader. On March 27, 2000, the Noon Buying Rate was $1.00 = GRD 346.50. See "--Exchange Rates."

(3) During Fiscal 1998, the drachma appreciated against the United States dollar, which resulted in a foreign exchange loss on a forward contract for which no tax benefit has been recognized due to the uncertainty of the ultimate ability to realize such tax benefit. See "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

(4) Other income in 1999 resulted principally from the sale of marketable securities (see Note 23 of Notes to Consolidated Financial Statements).

(5) Total debt includes bank overdrafts and short-term borrowings, long-term indebtedness (including the current portion thereof) and long-term obligations under capital leases (including the current portion thereof).

(6) EBITD represents earnings before interest expense, income taxes and depreciation. It is calculated after amortization of programming costs. Management believes that EBITD is a useful measure of operating performance because it is industry practice to evaluate operations based on operating income before interest and depreciation, which is generally equivalent to EBITD and EBITD is unaffected by the debt and equity structure of a company. EBITD does not represent cash flow from operations as defined by United States GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income under United States GAAP for purposes of evaluating the Company's results of operations.

Exchange Rates

         The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the drachma against the dollar based on the Noon Buying Rate.

                                                                           Year Ended December 31,
                                                      ----------------------------------------------------------------
                                                          1995         1996         1997        1998(2)       1999
                                                      ------------ ------------ ------------ ------------ ------------
                                                                             (drachmae per dollar)
High.................................................    242.47       247.80       287.25      323.13        327.90
Low..................................................    221.80       234.58       257.55      276.60        282.25
Average(1)...........................................    231.27       240.82       274.47      295.70        308.46
Rate at end of period................................    237.10       246.96       284.02      279.90        327.90

----------
(1) The average of the Noon Buying Rate on the last day of each month during the applicable period.

(2) The drachma was devalued in March 1998. See "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

Item 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The following discussion and analysis should be read together with the Consolidated Financial Statements, including the Notes thereto, and the other financial information included elsewhere in this Annual Report. The Company maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations. Certain adjustments have been made to these records to prepare the Consolidated Financial Statements and other financial information in this Annual Report in accordance with United States GAAP. This Annual Report contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth elsewhere in this Annual Report. See "Special Note Regarding Forward-Looking Statements."

General

         Antenna was formed as a societe anonyme and began operations at the end of 1989, shortly after the introduction of private commercial television in Greece. The Company derives a substantial portion of its revenue from the sale of television advertising time (88.3% of total net revenue in Fiscal 1999, 90.6% in Fiscal 1998 and 90.3% in Fiscal 1997). Advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by the number of advertisers competing for the available time and the availability of alternative advertising media. The Company seeks to maximize its advertising revenue by broadcasting programming that appeals to a variety of audience segments representing a broad cross-section of the Greek population. Antenna places particular emphasis on attracting viewers from demographic groups that are most attractive to advertisers and offering advertisers creative and flexible marketing opportunities.

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

         While the Company sells a significant portion of its available advertising time, it does not sell all of it. The Company sold approximately 96.8% of total available advertising time during prime time broadcasts and approximately 74.8% of total available advertising time (including dead time allocated to audiotext, infomercials and home shopping) during Fiscal 1999. See "Item 1. Business--Television Advertising--General." The Company uses a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve its operating results and cash flows. Such other sources include audiotext and infomercials. The Company derives revenue from its majority-owned subsidiary, Audiotex, which generates audiotext revenue, and from an affiliated entity, Epikinonia Ltd, which produces infomercials and pays Antenna for production and technical support. See "Item 13. Interest of Management in Certain Transactions."

         The Company also derives revenue from royalties received from syndicating its own programming. Such programming sales are made to a variety of users, including a television network in Cyprus (operated by Antenna TV Ltd. (Cyprus), a company in which the General Manager of the Company is General Manager), and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite, and in Australia through the Company's wholly-owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna TV Ltd. (Cyprus) and Pacific Broadcast represented revenue from sources outside Greece. See Note 24 of Notes to Consolidated Financial Statements. In addition, selected news footage is sold to other news broadcasters around the world. The Company also expects to derive revenue from various other sources in the future. See "Item 1. Business--The Company--Business Strategy" and "--Other Sources of Revenue."

         Since acquiring Daphne in October 1999, the Company has derived revenue from the printing of books, magazines, pamphlets and other publications for fees from third parties. The Company also derives revenue from the publication of a wide variety of Greek magazines focusing on subjects ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense.

         The Company's revenue fluctuates throughout the year, with advertising revenue at its lowest level during the Company's third fiscal quarter (approximately 9.6% of total net revenue in Fiscal 1999), and at its highest level during the fourth fiscal quarter (approximately 32.3% of total net revenue in Fiscal 1999).

         Cost of sales includes the costs of acquiring foreign programming and Greek features, the cost of gathering, producing and broadcasting news. Since the acquisition of Daphne in October 1999, cost of sales also includes publication costs. Selling, general and administrative expenses ("SG&A") includes payroll costs and sales, marketing and promotion costs, the broadcast license fee and other operating and administrative expenses. In September 1996, the Company began accruing, for the first time, the broadcast license fee payable pursuant to the Media Law. See "Item 1. Business--Regulation." This fee currently is calculated on the basis of 2% of gross advertising revenue.

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

         The Company follows United States Financial Accounting Standards Board Statement No. 53 Financial Reporting by Producers and Distributors of Motion Picture Films ("SFAS 53") regarding the amortization of programming production and acquisition costs. Consequently, all direct and certain indirect production costs (other than in respect of news and similar programming) are capitalized as investment in programs. These costs are stated at the lower of unamortized cost or estimated net realizable value. Under SFAS 53, estimated total production costs for an individual program or series are amortized in the proportion that the revenue realized relates to management's estimate of the total future revenue expected to be generated from such program or series based upon past experience. Estimates of future revenues are reviewed periodically in relation to historical revenue trends and the amortization of programming costs is adjusted accordingly. To the extent such estimates differ from the actual results, such amortization periods will be adjusted. Such adjustments could have a material adverse effect on the Company's financial condition and results of operations.

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

         In March 1999, the Company raised net proceeds of $86.5 million in the Offering. On May 6, 1999, the Company utilized a portion of the net proceeds it received from the Offering to acquire the following interests: a 51% interest in Audiotex (for a purchase price of $7.25 million); a 99.97% interest in Antenna Radio, which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki, which operates a training center for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast, which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer. See Note 2 of Notes to Consolidated Financial Statements.

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

         In October 1999, the Company acquired a 51% interest in Daphne, a Greek publishing company, for total consideration of approximately GRD 1.2 billion ($3.7 million) payable in the form of advertising airtime on Antenna's television and radio networks.

         On February 7, 2000, Antenna TV acquired the 49% interest in Audiotex from Legion International that it did not already own for total consideration of GRD 55 million and an increase of the royalty fees to Legion International from 7.5% to 12.0% on Audiotex's annual revenue for 10 years. Based on the 1999 net revenues of Audiotex, the royalty fee paid to Legion International computed at 7.5% of net revenues was GRD 64.1 million ($ 0.2 million). If computed at 12% of net revenues, the royalty payment would have been GRD 102.6 million ($ 0.3 million).

         On February 24, 2000, the Company advanced GRD 3 billion ($ 9.2 million) in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest within the next three years, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free to air television broadcast companies. If the interest is not acquired, Antenna TV will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

         On March 2, 2000, the Company entered into an agreement with MEAGA to acquire approximately 70% of MEAGA, subject to the completion of Antenna's due diligence and receipt of regulatory approvals and consents. In connection with this transaction, MEAGA will sell its existing businesses to third party purchasers and the proceeds will be applied to repay all outstanding indebtedness of MEAGA. As a result, just prior to the acquisition, MEAGA will have no assets or liabilities. In exchange for its interest in MEAGA, the Company will transfer 51% stakes in four of its subsidiaries, Antenna Radio, Antenna Spoudstaki, Audiotex and Daphne, to MEAGA. Following the completion of the acquisition, the assets and liabilities of MEAGA will be comprised of the historical book values of the businesses contributed by Antenna TV. The consolidated financial statements of Antenna TV will reflect a charge to recognize the cost of the disposition of the interest transferred to the minority shareholders and a corresponding recognition of a minority interest in the consolidated balance sheet.

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

Results of Operations

Fiscal Year Ended December 31, 1999
Compared to Fiscal Year Ended December 31, 1998

         Net revenue increased GRD 7,457 million ($22.7 million), or 23.1%, from GRD 32,323 million ($98.6 million) in Fiscal 1998 to GRD 39,780 million ($121.3 million) in Fiscal 1999. This increase was attributable primarily to an underlying increase in advertising revenue and, to a lesser extent, the addition of GRD 2,169 million ($6.6 million) of revenue from Daphne (primarily representing publication revenue) and the addition of GRD 1,955 million ($6.0 million) of revenue from Antenna Radio, whose revenue was included for all of Fiscal 1999, as compared to only four months in Fiscal 1998.

         Advertising revenue, which comprised 88.3% of total net revenues for Fiscal 1999 (90.6% in the prior period), increased GRD 5,838 million ($17.8 million), or 19.9%, from GRD 29,288 million ($89.3 million) in Fiscal 1998 to GRD 35,126 million ($107.1 million) in Fiscal 1999, reflecting a 14.5% underlying increase in advertising revenue due to increases principally in volume. The total increase in advertising revenue also reflected GRD 1,920 million ($5.9 million) of advertising revenue from Antenna Radio, whose advertising revenue was included for all of Fiscal 1999, as compared to only four months in Fiscal 1998, and the addition of GRD 357 million ($1.1 million) of advertising revenue from Daphne. Rebates granted to advertisers in Fiscal 1999 totaled GRD 2,851 ($8.7 million) and in Fiscal 1998 totaled GRD 2,177 million ($6.6 million).

         Related party revenue decreased GRD 607 million ($1.9 million), or 23.2%, from GRD 2,613 million ($8.0 million) in Fiscal 1998 to GRD 2,006 million ($6.1 million) in Fiscal 1999. The decrease was attributable principally to the elimination upon consolidation and reclassification of related party revenue from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast for all of Fiscal 1999, as compared to the elimination and reclassification of related party revenue for only four months in Fiscal 1998.

         Antenna earned publication revenue of GRD 1,806 million ($5.5 million) for the first time as a result of the addition of publication income from Daphne.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and from infomercials, increased GRD 420 million ($1.3 million), or 99.6%, from GRD 422 million ($1.3 million) in Fiscal 1998 to GRD 842 million ($2.6 million) in Fiscal 1999. This increase was principally the result of increases in other revenue totaling GRD 631 million ($1.9 million) from Pacific Broadcast and Antenna Spoudastiki (representing revenue from subscriptions and tuition), whose other revenue was included for all of Fiscal 1999, as compared to only four months in Fiscal 1998, partially offset by an underlying decrease in other revenue.

         Cost of sales increased GRD 2,584 million ($7.9 million), or 48.0%, from GRD 5,392 million ($16.4 million) in Fiscal 1998 to GRD 7,976 million ($24.3 million) in Fiscal 1999. This increase was attributable primarily to the addition of GRD 1,409 million ($4.3 million) of cost of sales from Daphne and, to a lesser extent, increases in cost of sales from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast, whose cost of sales was included for all of Fiscal 1999, as compared to only four months in Fiscal 1998. The underlying cost of sales increased GRD 416 million ($1.3 million) in Fiscal 1999.

         SG&A increased GRD 754 million ($2.3 million), or 18.7%, from GRD 4,027 million ($12.3 million) in Fiscal 1998 to GRD 4,781 million ($14.6 million) in Fiscal 1999. This increase was attributable principally to an increase in SG&A of GRD 325 million ($1.0 million) from Antenna Radio, whose SG&A expense was included for all of Fiscal 1999, as compared to only four months in Fiscal 1998. The addition of GRD 261 million ($0.8 million) from Daphne and GRD 137 million ($0.4 million) from Antenna Spoudastiki, whose SG&A expense was included for all of Fiscal 1999, as compared to only four months in Fiscal 1998. The underlying SG&A expense was essentially unchanged.

         Amortization of programming costs decreased GRD 287 million ($0.9 million), or 2.3%, from GRD 12,383 million ($37.8 million) in Fiscal 1998 to GRD 12,096 million ($36.9 million) in Fiscal 1999. In September 1998, the contract to broadcast basketball games of a National Greek Championship league terminated and was not renewed. Such decision resulted principally in lower programming costs and a change in the average amortization factor, which in turn resulted in lower amortization.

         Depreciation increased GRD 225 million ($0.7 million), or 35.7%, from GRD 628 million ($1.9 million) in Fiscal 1998 to GRD 853 million ($2.6 million) in Fiscal 1999. Of the increase in depreciation, GRD 156 million ($0.5 million) was attributable to the addition of depreciation from Daphne. The underlying depreciation was essentially unchanged.

         Operating income increased GRD 4,181 million ($12.7 million), or 42.3%, from GRD 9,894 ($30.2 million) in Fiscal 1998 to 14,075 million ($42.9 million) in Fiscal 1999, principally reflecting an underlying increase in total net revenue during the period and, to a lesser extent, increase in operating income from Antenna Radio and Pacific Broadcast, whose operating income was included for all of Fiscal

1999, as compared to only four months in Fiscal 1998, and the addition of operating income from Daphne, partially offset by an increase in cost of sales.

         Interest expense, net decreased GRD 158 million ($0.5 million), or 5.9%, from GRD 2,858 mil lion ($8.7 million) in Fiscal 1998 to GRD 2,700 million ($8.2 million) in Fiscal 1999, resulting from an increase in interest income of GRD 553 million ($1.7 million) due to higher cash balances which more than offset the increase in underlying interest expense and the addition of interest expense from Daphne.

         Foreign exchange losses decreased GRD 2,051 million ($6.3 million) from GRD 4,024 million ($12.3 million) in Fiscal 1998 to GRD 1,973 million ($6.0 million) in Fiscal 1999, primarily due to unrealized gains from the Company's (U.S. dollar) cash holdings, receivables/payables (in foreign currencies) and a gain on the forward contract resulting from a favorable movement in the exchange rate, partially offset by unrealized losses resulting from the translation of Senior Notes denominated in U.S. dollars, the realized loss on the forward contract and the addition of GRD 261 million ($0.8 million) of foreign exchange losses from Antenna Radio and Pacific Broadcast, whose losses were included for all of Fiscal 1999, as compared to only four months in Fiscal 1998. The exchange rate for converting drachmae to dollars ranged from 282.25 to 327.90, with the drachma depreciating to 327.90 at period- end. See "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

         Other income increased GRD 1,519 million ($4.6 million) from GRD 10 million ($0.03 million) in Fiscal 1998 to GRD 1,529 ($4.7 million) in Fiscal 1999. The increase was attributable principally to the gain on marketable securities of GRD 2,228 million ($6.8 million) offset by expenditures related to DTH of approximately GRD 682 million ($2.1 million).

         Equity in net income of unconsolidated affiliates increased from GRD 21 million ($0.1 million) in Fiscal 1998 to GRD 25 million ($0.1 million) in Fiscal 1999, as a result of accounting for Audiotex using the equity method for all of Fiscal 1999, as compared to only using the equity method of accounting for four months in Fiscal 1998.

         Related party commission income increased from GRD 143 million ($0.4 million) in Fiscal 1998 to GRD 435 million ($1.3 million) in Fiscal 1999, as a result of the reclassification of revenue earned from Audiotex as related party commission income for all of Fiscal 1999, as compared to only being reclassified as such for four months in Fiscal 1998.

         Provision for income taxes increased GRD 2,485 million ($7.5 million) from GRD 2,085 million ($6.4 million) in Fiscal 1998 to GRD 4,570 million ($13.9 million) in Fiscal 1999 due principally to higher income before taxes. Of the increase in provision for income taxes, GRD 2,374 ($7.2 million) was attributable to the underlying provision for income taxes, GRD 93 million ($0.3 million) was attributable to the addition of provision for income taxes for Daphne and GRD 25 million ($0.1 million) was attributable to the inclusion of provision for income taxes for Antenna Radio and Antenna Spoudastiki for all of Fiscal 1999, as compared to only being included for four months in Fiscal in 1998.

         Net income increased GRD 5,661 million ($17.3 million) from GRD 1,101 million ($3.4 million) in Fiscal 1998 to GRD 6,762 million ($20.6 million) in Fiscal 1999. As a percentage of total net revenue, net income increased from 3.4% to 17.0%.

Fiscal Year Ended December 31, 1998
Compared to Fiscal Year Ended December 31, 1997

         Net revenue increased GRD 6,572 million ($20.1 million), or 25.5%, from GRD 25,751 million ($78.5 million) in Fiscal 1997 to GRD 32,323 million ($98.6 million) in Fiscal 1998. This increase was attributable primarily to an underlying increase in advertising revenue and, to a lesser extent, related party revenue, for the period prior to the Consolidation Date.

         Advertising revenue, which comprised 90.6% of total net revenues for Fiscal 1998 (90.3% in the prior period), increased GRD 6,046 million ($18.4 million), or 26.0%, from GRD 23,242 million ($70.9 million) in Fiscal 1997 to GRD 29,288 million ($89.3 million) in Fiscal 1998, reflecting increases principally in volume (reflecting the sale of more advertising between the hours 7:00 a.m. and 1:00 a.m., higher ratings and audience share, and growth in the television advertising market generally) and to a lesser extent rates (which increased on average by approximately 6.0%). The total increase in advertising revenue also reflected the addition of GRD 602 million ($1.8 million) of advertising revenue from Antenna Radio, for the period following the Consolidation Date. Rebates granted to advertisers in Fiscal 1998 totaled GRD 2,177 million ($6.6 million) compared to GRD 1,856 million ($5.7 million) in Fiscal 1997.

         Related party revenue increased GRD 296 million ($0.9 million), or 12.8%, from GRD 2,317 million ($7.1 million) in Fiscal 1997 to GRD 2,613 million ($8.0 million) in Fiscal 1998, which increase was attributable principally to revenue from Pacific Broadcast (reflecting programming revenue earned for the period prior to the Consolidation Date) and Antenna Satellite TV (USA) Inc. (reflecting an increased license fee for the full year in 1998 as compared to six months in 1997), partially offset by a decrease of GRD 131 million ($0.4 million) reflecting the elimination upon consolidation and reclassification of related party revenue for the period following the Consolidation Date.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and from infomercials, increased GRD 230 million ($0.7 million), or 120%, from GRD 192 million ($0.6 million) in Fiscal 1997 to GRD 422 million ($1.3 million) in Fiscal 1998, principally as a result of the addition of GRD 202 million ($0.6 million) of other revenue from Pacific Broadcast and Antenna Spoudastiki for the period following the Consolidation Date (representing revenue from subscriptions and tuition). The balance of the increase was attributable to an underlying increase in revenues from Antenna's branded credit card and sales of programming to third parties.

         Cost of sales decreased GRD 2 million ($0.1 million), or 0.04%, from GRD 5,394 million ($16.5 million) in Fiscal 1997 to GRD 5,392 million ($16.4 million) in Fiscal 1998, in spite of the increase in net revenue in Fiscal 1998. This decrease was attributable significantly to a decrease of GRD 252 million ($0.8 million) in costs associated with the acquisition of foreign programming (reflecting lower volumes, because the Company broadcast a higher ratio of Greek features to foreign films than it had in the past, and lower prices, because Greek features are generally less expensive than foreign films) and the production of news (reflecting in large part coverage of municipal elections and other events). This decrease was partially offset by an increase in cost of sales resulting from the addition of GRD 250 million ($0.8 million) of cost of sales from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast, for the period following the Consolidation Date.

         SG&A increased GRD 310 million ($1.0 million), or 8.3%, from GRD 3,717 million ($11.3 million) in Fiscal 1997 to GRD 4,027 million ($12.3 million) in Fiscal 1998. This increase was attributable principally to the addition of GRD 265 million ($0.8 million) of SG&A from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast, for the period following the Consolidation Date. The balance of the increase was due to higher underlying broadcast license fees (because of increased revenue and assessments in respect of prior frequency fee accruals), higher underlying market research expenses (associated with the Company's strategy of producing high quality, innovative programming that appeals to audiences attractive to advertisers), higher underlying legal and accounting expenses (associated with the Company's obligations as a reporting company under the United States Securities Exchange Act of 1934 (the "Exchange Act")) and a higher underlying payroll (due to salary increases).

         Amortization of programming costs decreased GRD 51 million ($0.1 million), or 0.4%, from GRD 12,434 million ($37.9 million) in Fiscal 1997 to GRD 12,383 million ($37.8 million) in Fiscal 1998. In September 1998, the contract to broadcast basketball games of a National Greek Championship league terminated and was not renewed. Such games will be broadcast exclusively by the pay television network and, accordingly, the decision not to renew such contract is not expected to impact the Company's advertising share. Such decision resulted principally in lower programming costs, which in turn resulted in lower amortization.

         Depreciation increased GRD 133 million ($0.4 million), or 27.0%, from GRD 495 million ($1.5 million) in Fiscal 1997 to GRD 628 million ($1.9 million) in Fiscal 1998. Of the increase in depreciation, GRD 28 million ($0.1 million) was attributable to the addition of depreciation from Antenna Radio, Pacific Broadcast and Antenna Spoudastiki, for the period following the Consolidation Date.

         Operating income increased GRD 6,181 million ($18.9 million), or 166%, from GRD 3,713 million ($11.3 million) in Fiscal 1997 to 9,894 million ($30.2 million) in Fiscal 1998, principally reflecting an underlying increase in total net revenue during the period, partially offset by an increase in SG&A.

         Interest expense, net increased GRD 326 million ($1.0 million), or 12.9%, from GRD 2,532 million ($7.7 million) in Fiscal 1997 to GRD 2,858 million ($8.7 million) in Fiscal 1998, reflecting an increase in gross interest expense resulting from the issuance of the Senior Notes and a decrease in interest income primarily as a result of lower interest rates during Fiscal 1998. See "--Liquidity and Capital Resources." Of the increase in interest expense, net, GRD 12 million ($0.03 million) was attributable to the addition of gross interest expense from Antenna Radio and Pacific Broadcast, for the period following the Consolidation Date.

         Foreign exchange losses and other, net increased GRD 3,326 million ($10.2 million) from GRD 698 million ($2.1 million) in Fiscal 1997 to GRD 4,024 million ($12.3 million) in Fiscal 1998, primarily due to the amortization of the premium on the foreign exchange contract of GRD 1,305 million ($4.0 million), the loss on the foreign exchange contract of GRD 2,464 million ($7.5 million), the loss on a foreign currency option of GRD 254 million ($0.8 million) and the addition of GRD 17 million ($0.05 million) of foreign exchange losses from Antenna Radio. The exchange rate for converting drachmae to dollars ranged from
276.60 to 323.13, reflecting in part a 14% devaluation of the drachma in March 1998, with the drachma appreciating to 279.90 at period-end. See "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

         Equity in net income of unconsolidated entity increased from zero in Fiscal 1997 to GRD 21 million ($0.1 million) in Fiscal 1998, as a result of accounting for Audiotex using the equity method following the Consolidation Date.

         Antenna had related party commission income for the first time in Fiscal 1998 of GRD 143 million ($0.4 million), as a result of the reclassification as related party commission income of revenue of GRD 131 million ($0.4 million) earned from Audiotex, for the period following the Consolidation Date, and revenue of GRD 12 million ($0.04 million) earned from Antenna Satellite Radio, for the period following the Consolidation Date.

         Provision for income taxes increased GRD 1,837 million ($5.6 million) from GRD 248 million ($0.8 million) in Fiscal 1997 to GRD 2,085 million ($6.4 million) in Fiscal 1998 due principally to higher income before taxes, and an increase in the valuation allowance taken on deferred tax assets, arising from tax losses in 1998, primarily due to the foreign exchange loss incurred on the forward contract which will not fully reverse before its expiration. Of the increase in provision for income taxes, GRD 6.5 million

($0.02 million) was attributable to the addition of provision for income taxes for Antenna Radio and Antenna Spoudastiki, for the period following the Consolidation date.

         Net income increased GRD 848 million ($2.6 million) from GRD 253 million ($0.8 million) in Fiscal 1997 to GRD 1,101 million ($3.4 million) in Fiscal 1998. As a percentage of total net revenue, net income increased 1.0% to 3.4%.

Liquidity and Capital Resources

         The Company historically has funded its operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of indebtedness and cash flow from operations. As of December 31, 1999, the Company had approximately GRD 37,185 million ($113.4 million) of total long-term debt (principally the Senior Notes, as well as long-term obligations under capital leases). In Fiscal 1999, it raised $86.5 million in its Offering. In connection with its acquisition of Antenna Radio, the Company assumed approximately $5.2 million of indebtedness (which it intends to repay over time with operating cash from Antenna Radio), which is reflected on the balance sheet as of the Consolidation Date.

         The Company's principal uses of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled GRD 14,401 million ($43.9 million) in Fiscal 1998 and GRD 12,690 million ($38.7 million) in Fiscal 1999. Antenna intends to use net proceeds from the Offering, included in the available cash of GRD 31,772 million ($96.9 million) as of December 31, 1999, to fund its investment in digital production, news gathering and transmission equipment, the acquisition of new offices and production facilities and the distribution of programming in Europe and South Africa. Approximately $64.0 million will be used to fund the Company's investment in a DTH venture, if an appropriate opportunity presents itself, to develop DTH programming and channels, and for working capital and general corporate purposes (including, without limitation, the reduction of the Company's indebtedness from time to time). See "Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds." Based on its current analysis of operations, management believes that the balance of the proceeds together with cash flow from operations will be sufficient to meet its cash flow needs for the current fiscal year. Factors beyond the Company's control may cause its anticipated cash flow needs to vary in the future. See "Special Note Regarding Forward-Looking Statements."

         Operating Activities. Net cash provided by operating activities was GRD 2,684 million ($8.2 million) in Fiscal 1998 compared to GRD 4,334 million ($13.2 million) in Fiscal 1999, reflecting an increase in income from operations offset by a decrease in accrued expenses and other liabilities. Net cash used in operating activities was GRD 4,785 million ($14.6 million) in Fiscal 1997.

         Investing Activities. Net cash used in investing activities was GRD 365 million ($1.1 million) in Fiscal 1998 and GRD 12,037 million ($36.7 million) in Fiscal 1999, reflecting the acquisitions made by the Company during Fiscal 1999 and increased purchases of fixed assets such as technical, computer and office equipment. Net cash used in investing activities was GRD 240 million ($0.7 million) in Fiscal 1997.

         Financing Activities. Net cash used in financing activities was GRD 2,450 million ($7.5 million) in Fiscal 1998 compared to net cash provided by financing activities of GRD 23,055 million ($70.3 million) in Fiscal 1999. The increase in funds from financing activities in 1999 principally reflected the net proceeds from the Offering, offset by the early repurchase of a portion of the Senior Notes. In Fiscal 1998, the Company used cash provided by operating activities to fund the payment of dividends and other financial expenses and in Fiscal 1999 the Company raised the proceeds of the Offering. Net cash provided by financing activities was GRD 16,609 million ($50.7 million) in Fiscal 1997.

         Distributable Reserves. The Company had distributable reserves in its Greek statutory accounts of approximately GRD 471.6 million ($1.4 million) in Fiscal 1999.

         Other Long-term Liability. The Company has an outstanding liability to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. The amount is payable in monthly installments until April 30, 2002. An installment of approximately GRD 1,001 million ($3.1 million) was paid during Fiscal 1998 and approximately GRD 940 million ($2.9 million) was paid during Fiscal 1999.

Year 2000 and Euro Conversion

         The Company was aware of the issues associated with programming codes in existing computer systems relating to the Year 2000 and similar dates. The Year 2000 problem was pervasive and complex as virtually every computer operation could be affected in some way by the rollover of the two digit year value to 00 and similar problems may arise on other dates, such as December 31, 2000. The main issue was whether computer systems would properly recognize date sensitive information when the date changes. Systems that did not property recognize such information could generate erroneous data or cause a system to fail. The Company has upgraded its management information system under the direction of the Information Technology Department. The principal areas that could be affected by such a problem was its computer network, customer billing system and business systems (accounting, finance, advertising, marketing, human resources, journalist support and transmission systems). The hardware and operating systems related to its computer network and software applications related to its business systems were Year 2000-compliant. The Company spent GRD 92 million ($0.3 million) upgrading its computer network. The Company did not experience any Year 2000 problems.

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

Inflation

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, the Company does not believe inflation has had a material effect on its results of operations or financial condition for the periods presented. Greece experienced average annual rates of inflation of 8.9%, 8.2%, 5.6%, 4.8% and 2.6% in the years 1995 through 1999, respectively.

Recent Accounting Pronouncements

Derivative Instruments

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is an effective hedge, changes in its fair value will be offset against the change in the fair value of the hedged item in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge will be immediately recognized in earnings. This statement, as amended, is effective for all fiscal years beginning after June 15, 2000 and is not required to be applied retroactively to financial statements of prior periods. The Company has not yet determined the effects of this standard on the Company's consolidated financial statements.

Accounting for Computer Software

         During January 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1, which became effective for all fiscal years beginning after December 15, 1998, requires the Company to capitalize certain internal-use software costs once certain criteria are met. The adoption of SOP 98-1 did not have a material impact on the Company's financial statements.

Reporting on the Costs of Start-Up Activities

         The AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5") in April 1998, which is effective for fiscal periods beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The adoption of SOP 98-5 did not have a material impact on the Company's consolidated financial statements as the Company expenses all start-up activities.

Item 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Foreign Exchange Risk Management

         The Company's functional currency is the drachma, but certain of its revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into drachmae using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the drachma equivalent using exchange rates in effect at period-end. Non-drachma denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for GRD 1,874 million ($5.7 million), or 4.7%, of total net revenue in Fiscal 1999. The Company's non-drachma denominated operating costs, principally foreign-produced programming invoiced in United States dollars, accounted for 4.5% of total net revenue in Fiscal 1999. Non-drachma denominated indebtedness (primarily United States dollars) totaled GRD 37,264 million ($113.5 million), or 100%, of total indebtedness, at December 31, 1999. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

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

         The Company hedges elements of its currency exposure through use of such derivative instruments as forward exchange agreements and currency options, though it might also consider interest rate swaps. The Company is currently evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged. The Company has experienced net foreign exchange losses in the past, and it could experience net foreign exchange losses in the future to the extent that foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk would arise in the event of non- performance by a counterparty. The Company intends to minimize credit risk by entering into contracts only with highly credit rated counterparties and through internal limits and monitoring procedures.

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

         The Company was party to an $87 million forward contract with the Royal Bank of Scotland, to hedge its currency exposure on a portion of the principal and interest payable of its United States dollar denominated debt. The term of the contract covered the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, was amortized over the term of the contract. Of this amount, GRD 783 million ($2.4 million) was recognized for Fiscal 1999. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) were offset by corresponding losses or gains on the forward contract's notional amount.

         The Company was party to an option agreement with the Royal Bank of Scotland to sell $104 million at a rate of 280 drachmae to the dollar in May 1999. The option had a maturity date that coincided with the maturity of the foreign exchange contract described above. The option was recorded on the balance sheet at its market value and was marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations. The mark to market adjustment of the option for Fiscal 1999 of GRD 442 million ($1.3 million) was recorded as part of the foreign exchange loss in the statement of operations.

         The following table sets forth the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to foreign currency exchange rate fluctuations:

                                                            1998
                                              --------------------------------
                 Financial Instrument         Maturity (2007)     Fair Value
                 --------------------         --------------    --------------
                                               (GRD)    ($)      (GRD)     ($)
                                                        (in millions)
         Senior Notes.........................32,545   115.0    27,663    97.8
         Average interest rate................      10%               --

                                                            1999
                                              --------------------------------
                 Financial Instrument         Maturity (2007)     Fair Value
                 --------------------         --------------    --------------
                                               (GRD)    ($)      (GRD)     ($)
                                                        (in millions)
         Senior Notes ($111 million)..........36,480   111.1    30,823    94.0
         Average interest rate................      9.4%              --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

Interest Rate Risk Management

         The Company manages interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The following table sets forth the principal, cash flows and related weighted average interest rates by expected maturity date of indebtedness of the Company that may be sensitive to interest rate fluctuations:

                                                            1998
                                              --------------------------------
                 Financial Instrument         Maturity (2007)     Fair Value
                 --------------------         --------------    --------------
                                               (GRD)    ($)      (GRD)     ($)
                                                        (in millions)
         Senior Notes.........................32,545   115.0    27,663    97.8
         Average interest rate................      10%               --

                                                            1999
                                              --------------------------------
                 Financial Instrument         Maturity (2007)     Fair Value
                 --------------------         --------------    --------------
                                               (GRD)    ($)      (GRD)     ($)
                                                        (in millions)
         Senior Notes ($111 million)..........36,480   111.1    30,823    94.0
         Average interest rate................      9.4%              --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

Item 10. DIRECTORS AND OFFICERS OF REGISTRANT.

         The following table identifies each of the directors, executive officers and other officers of the Company. Directors are elected for a term of five years, the current term for all Directors ending in February 2005. Officers are appointed by the Board of Directors.

         Name                       Age           Position with the Company
         ----                       ---           -------------------------
Directors and executive officers:
         Minos Kyriakou              57     Chairman and Chief Executive Officer
         Theodore Kyriakou           27     Executive Vice Chairman and Managing
                                            Director; Director
         Spilios Charamis            63     Vice Chairman and General Manager
         Maurice Avdelas             45     Deputy General Manager
         Nikolaos Angelopoulos       51     Chief Financial Officer; Director
         Socrates Eliades            69     Director
         Panagiotis Fotilas          56     Director
         Sifis Glyniadakis           64     Director
         Xenophon Kyriakou           28     Director
         Anastasios Tzavellas        51     Director

Other officers:
         John Papoutsanis            46     News Manager
         Alkistis Marangoudaki       34     Programming Manager
         Dimitrios Dallas            53     Technical Manager
         Maria Kousidou              48     Sales and Marketing Manager
         Michael Poulos              42     Administration Manager

         Mr. Minos Kyriakou founded the Company in December 1989 and has served as its Chairman and Chief Executive Officer since then. He is also a shipowner, and the President of the Aegean Foundation and Honorary Consul General of Singapore to Athens as well as of Poland to Thessaloniki. He is also a director of Antenna Productions S.A. (a holding company), Antel S.A. (a developer of computer software and provider of data transmission services), Antenna Satellite (which broadcasts and distributes television programming in the United States), Antenna Satellite Radio (which operates radio stations in the United States), Antenna RT Satellite Services Ltd. (a holding company), Pacific Broadcast (which broadcasts television programming in Australia through a joint venture) and Athenian Capital Holdings S.A. (a holding company).

         Mr. Theodore Kyriakou, Mr. Minos Kyriakou's son, has served as Executive Vice President of the Company since 1995, Chief Operating Officer since September 1998 and a Director since September 1998. He is also a director of Athenian Capital Holdings S.A. (a holding company). Prior to that, he worked for the CBS affiliate in Washington, D.C. owned by Gannett Broadcasting. He has also worked for Antenna Satellite in New York. He holds a degree in International Business and Finance, and a degree in Physics, from Georgetown University where he graduated cum laude.

         Mr. Spilios Charamis has over 30 years experience in broadcasting and joined Antenna as General Manager in 1989. He has served as Vice Chairman of the Company since September 1998. He also serves as an officer of Antenna Cyprus. His previous employment includes general manager of Mole- Richardson Ltd., deputy general manager of ERT, vice president of Hellas Radio and managing director of Bioplastic S.A. Mr. Charamis studied Law at the University of Athens and Cinema and Television at the University of California at Los Angeles.

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

         Mr. Anastasios Tzavellas was named a director of the Company in August 1998. Prior thereto he served as Advisor to the Chairman of the Board of the Company. He has held numerous positions in banking and private industry, and as a consultant to commercial banks, brokerage firms, corporate enterprises and government, including chairman of board of Finco S.A., a finance and investment company (1996 to present), special advisor to the mayor of Athens (1996 to present), chairman of board of Athens International Airport S.A. (1995-1996), chairman of the board of Ktimatiki Investments S.A. and Ktimatiki Mutual Funds Management Company (1995-1996), Governor of the National Mortgage Bank of Greece (1995-1996), member of the board of Aluminum de Greece S.A. (a subsidiary of Pechiney S.A.), member of the board of Baring Hellenic Ventures (BHV) S.A. (1993-1995) and chairman of the board of Diethniki S.A., one of the largest mutual funds in Greece (1993-1995).

         Mr. John Papoutsanis joined Antenna in 1999 as News Director. Before joining Antenna, he worked for Mega T.V. Prior to that time, he was an Editor-in-Chief and a political reporter and commentator for a variety of Greek magazines and newspapers, including Kathimerini, Vima and Tahedromos. He studied Advertising and Economics at the Economic University of Athens.

         Ms. Alkistis Marangoudaki has over 10 years of experience in both newspaper and television programming and joined Antenna in 1989. Before joining Antenna she worked for the newspapers "Antilogos" and "Evdomi." She holds a degree in Political Science from the University of Athens and has a postgraduate degree in Communication Policy from the City University in London.

         Mr. Dimitrios Dallas is an electrical engineer with over 20 years experience in the radio and television sector. He is a specialist in the design, installation and operation of television equipment. Prior to joining Antenna in 1989, he was manager of the television department of Telmaco in Greece for five years.

         Mrs. Maria Kousidou joined Antenna on March 1, 2000. Prior to joining Antenna, she was the Commercial and Communication Director of Mega T.V. She studied Mathematics at the University of Athens and she also holds a masters degree in Operation Research.

         Mr. Michael Poulos joined Antenna in September 1999. Prior to joining Antenna, he was an A.R. Manager at Fort James Hellas. He studied economics at the University of Salonica and he also holds a masters degree in Business Administration from the University of Virginia.

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

Item 11. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS.

         The Company paid cash compensation of an aggregate of GRD 113 million ($0.3 million) in Fiscal 1999 to its executive officers and directors for all services in all capacities. In addition, the Company contributed GRD 7 million ($0.02 million) to state-sponsored pension plans on behalf of three executive officers in Fiscal 1999. Messrs. Minos Kyriakou and Theodore Kyriakou and the other directors of the Company do not receive any compensation for their services to the Company.

Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

         The Company has no stock option, or other stock-based, compensation for directors or employees.

Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

         Acquisitions. On May 6, 1999, the Company utilized a portion of the net proceeds it received from the Offering to acquire the following interests: a 51% interest in Audiotex (for a purchase price of $7.25 million); a 99.97% interest in Antenna Radio, which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki, which operates a training center for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast, which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer. See Note 2 and
Note 6 of Notes to Consolidated Financial Statements.

         Audiotex. The Company is a party to two exclusive contracts with its subsidiary, Audiotex. On February 7, 2000, Audiotex became a wholly-owned subsidiary. Pursuant to such contracts, Antenna (i) provides consulting and production services to Audiotex related to sales and promotions in media other than Antenna in return for a royalty of 7.8% of the gross annual revenue arising from such activities, and (ii) airs advertisements with telephone numbers which viewers may call to participate in quizzes or to obtain horoscopes, weather forecasts or general information such as detailed news or national exam results, in return for a royalty of 15% in respect of all other services prior to July 1, 1998, 40% after July 1, 1998 and 50% in January 1999) of Audiotex's annual gross revenue. The contracts terminate on January 1, 2005 but may be renewed on substantially similar terms. Antenna had revenue pursuant to these contracts of GRD 435 million ($1.3 million) in Fiscal 1999. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and
Note 6 of Notes to Consolidated Financial Statements.

         Antenna Satellite. The Company is a party to a programming agreement and a distribution agreement with Antenna Satellite, a company affiliated with Mr. Minos Kyriakou (through 50% indirect share ownership and membership on the board of directors). Under the programming agreement, which has a term ending May 23, [2002 (subject to the Company's right to renew for another three years)], the Company provides Antenna Satellite with television programs for broadcast in the United States and Canada, in consideration for a license fee of $9,020 per day (for the year ended December 31, 1998) for 10 hours of programming and $9,020 per day (for the year ended December 31, 1999). The Company reported revenue of GRD 1,090 million ($3.3 million) in Fiscal 1999 under the programming agreement. Under the distribution agreement, which has a term of four years (subject to termination by either party in certain circumstances), the Company has granted Antenna Satellite a license to distribute, subdistribute or license specified television programming for broadcast by television stations located in the United States and Canada. Antenna Satellite is to pay a license fee of $5,500,000 in eight quarterly installments beginning March 31, 1998. The Company recorded the entire $5,500,000 license fee payable as revenue in Fiscal 1996. See Note 6 of Notes to Financial Statements. The obligations of Antenna Satellite to the Company under the programming agreement and the distribution agreement have been guaranteed by Mr. Kyriakou. See Note 6 of Notes to Financial Statements.

         Antenna Cyprus. The Company is a party to an agreement to provide technical support and television programing to Antenna R.T. Services Ltd., a Cypriot company now known as Antenna TV Ltd. (Cyprus). The General Manager of the Company is the General Manager of Antenna Cyprus. The agreement provides for royalty payments equal to a percentage of revenue derived by Antenna Cyprus during broadcasts of Company-supplied programming. Such percentage was 9% in the period September 1992-1993, 11% in the period September 1994-1997, and 12% from 1998 through the present. The Company had revenue from Antenna Cyprus of GRD 441 million ($1.3 million) in Fiscal 1999. See Note 6 of Notes to Financial Statements. The Company has advanced funds to Antenna Cyprus for production of approximately GRD 121 million ($0.4 million) at December 31, 1999 (with a maximum advance during the year of GRD 467 million). Such advances do not bear interest.

         Epikinonia. The Company reported revenue of approximately GRD 444 million ($1.4 million) in Fiscal 1999 from Epikinonia pursuant to an agreement dated January 11, 1996 in respect of studio space and technical and administrative services provided by the Company for the production of infomercials. The agreement, which expires December 31, 2000, provides for a fee of up to 85% of Epikinonia's revenue. See Note 6 of Notes to Financial Statements.

         Catalogue Auctions. The Company is a party to an agreement with an unaffiliated party to operate Catalogue Auctions. The company uses dead time to auction retail products listed in monthly catalogues advertised by Antenna. See
Note 6 of Notes to Consolidated Financial Statements.

         The Company believes that the terms of its contracts with affiliated parties are comparable to those that could have been obtained as a result of arm's-length bargaining between the Company and third parties.

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

         The managing underwriters of the Offering for ADSs sold in the United States and Canada were Lehman Brothers, BT Alex. Brown Incorporated and Salomon Smith Barney Inc. The managing underwriters of the Offering for ADSs sold outside the United States and Canada were Lehman Brothers International (Europe), BT Alex. Brown International, a division of Bankers Trust International PLC and Salomon Brothers International Limited.

         The net proceeds to the Company from the sale of the ADSs offered by it pursuant to the Offering was approximately $86.5 million, after deducting an estimated $3.9 million in underwriting discounts and commissions and an estimated $2.0 million in regulatory, legal, accounting and other miscellaneous fees and expenses of the Offering payable by the Company. The Company did not receive any of the proceeds from the sale of the ADSs offered by the Selling Shareholder.

         On March 19, 1999 and March 25, 1999, the Company used a portion of the net proceeds received by it from the Offering to repurchase $1.5 million and $2.4 million, respectively, of its outstanding Senior Notes.

         On May 6, 1999, the Company utilized a portion of the net proceeds received by it from the Offering to acquire the following interests: a 51% interest in Audiotex (for a purchase price of $7.25 million); a 99.97% interest in Antenna Radio, which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki, which operates a training center for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast, which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million).

         During Fiscal 1999, the Company utilized portions of the proceeds received by it from the Offering to acquire new digital production, news gathering and transmission equipment (for aggregate consideration of $1.0 million).

                                     PART IV

Item 17. CONSOLIDATED FINANCIAL STATEMENTS.

         The Company has elected to provide financial statements for Fiscal 1998 and the related information pursuant to Item 18.

Item 18. CONSOLIDATED FINANCIAL STATEMENTS.

         See pages F-2 through F-30 herein.

Item 19. CONSOLIDATED FINANCIAL STATEMENTS AND EXHIBITS.

         (a) The following audited consolidated financial statements and schedule, together with the report of KPMG Kyriacou Certified Auditors AE thereon, are filed as part of this Annual Report.

                                                                            Page
                                                                            ----
Independent Auditors' Report.................................................F-1

Consolidated Statements of Operations for the years ended December 31,
  1997, 1998 and 1999........................................................F-2

Consolidated Balance Sheets as of December 31, 1998 and 1999.................F-3

Consolidated Statements of Shareholders' Equity for the years ended
  December 31, 1997, 1998 and 1999...........................................F-5

Consolidated Statements of Cash Flows for the years ended December 31,
  1997, 1998 and 1999........................................................F-6

Notes to Consolidated Financial Statements ..................................F-7

         (b) Exhibits: the following exhibits are filed as part of this Annual
Report:

         2.1 Form of Deposit Agreement among the Company, The Bank of New York and the holders from time to time of American Depositary Shares, including Form of American Depositary Receipt*

----------
* Incorporated by reference to the Company's Registration Statement on Form F-6 (Registration No. 333-10018), filed with the Commission on February 12, 1999.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Antenna TV S.A.

         We have audited the accompanying consolidated balance sheets of Antenna TV S.A. and its subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Antenna TV S.A. and its subsidiaries as of December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.


KPMG

Athens, Greece
March 3, 2000

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              For the years ended December 31, 1997, 1998 and 1999
      (In thousands of drachmae and US dollars, except earnings per share)

                                                                       Year Ended December 31,
                                                 --------------------------------------------------------------------
                                                    Notes          1997          1998          1999          1999
                                                 -----------    -----------   -----------   -----------   -----------
                                                                   (GRD)         (GRD)         (GRD)          ($)
Advertising revenue.............................        2,27     23,242,456    29,287,940    35,126,406       107,125
Related party revenue...........................         2,6      2,317,041     2,612,974     2,005,550         6,117
Publication revenue.............................           2             --            --     1,805,768         5,507
Other revenue...................................                    191,826       422,008       842,397         2,569
                                                                -----------   -----------   -----------   -----------
Total net revenue...............................                 25,751,323    32,322,922    39,780,121       121,318
                                                                -----------   -----------   -----------   -----------
Cost of sales...................................           2      5,393,829     5,391,548     7,976,394        24,326
Selling, general and administrative expenses....                  3,716,711     4,026,577     4,780,493        14,579
Amortization of programming costs...............         2,8     12,433,721    12,383,100    12,095,871        36,889
Depreciation and amortization...................   2,9,10,12        494,559       628,072       852,561         2,600
                                                                -----------   -----------   -----------   -----------
Operating income................................                  3,712,503     9,893,625    14,074,802        42,924
Interest income.................................                    645,342       518,097     1,071,979         3,269
Interest expense................................  2,13,14,15     (3,177,818)   (3,376,428)   (3,771,543)      (11,502)
Foreign exchange (losses), net..................        2,22       (697,737)   (4,023,784)   (1,973,089)       (6,017)
Equity in net income of unconsolidated affiliate         2,7             --        20,986        24,680            75
Related party commission income.................         2,6             --       143,459       434,534         1,325
Other income, net...............................          23         19,206         9,851     1,529,045         4,663
Minority interest in profit of consolidated
  subsidiary....................................                         --            --       (58,119)         (177)
                                                                -----------   -----------   -----------   -----------
Earnings before income taxes....................                    501,496     3,185,806    11,332,289        34,560
Provision for income taxes......................        2,17        248,383     2,084,916     4,570,336        13,938
                                                                -----------   -----------   -----------   -----------
Net income......................................                    253,113     1,100,890     6,761,953        20,622
                                                                ===========   ===========   ===========   ===========
Basic and diluted earnings per share............                       15.1          65.6         340.7           1.0
                                                                ===========   ===========   ===========   ===========

            Exchange rate used for the convenience translation of the
                      1999 amounts is GRD 327.90 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                        As of December 31, 1998 and 1999
                    (In thousands of drachmae and US dollars)

                                     ASSETS

                                                                          December 31,
                                                            ---------------------------------------
                                                     Notes     1998          1999          1999
                                                     -----  -----------   -----------   -----------
                                                               (GRD)         (GRD)          ($)
Current assets:
         Cash and cash equivalents..................      2  11,300,087    31,772,162        96,896
         Restricted cash............................                 --       425,266         1,297
         Accounts receivable, less allowance for
           doubtful accounts of GRD 1,161,396 in
           1998 and GRD 1,834,794 in 1999...........    2,4  17,155,755    21,873,360        66,707
         Inventories................................    2,5          --       438,006         1,336
         Due from related parties...................      6   2,499,479     3,300,360        10,065
         Programming costs, net.....................    2,8  11,795,427    11,824,168        36,060
         Advances to related parties................      6     141,710       156,660           478
         Advances to third parties..................      2     549,786     1,201,061         3,663
         Prepaid expenses and other current
           assets...................................            129,797        89,214           272
         Unamortized premium........................      2   1,224,719            --            --
         Income and withholding tax advances........            578,826       780,264         2,380
                                                            -----------   -----------   -----------
Total current assets................................         45,375,586    71,860,521       219,154
                                                            -----------   -----------   -----------
Investment in unconsolidated affiliate..............      7      84,785        75,806           231
Property and equipment, net.........................    2,9   1,675,469     3,475,745        10,600
Broadcast, transmission and printing equipment under
  capital leases, net...............................   2,10   1,073,600     1,649,742         5,031
Deferred charges, net...............................          1,959,622     1,677,084         5,115
Programming costs, excluding current portion........    2,8   7,087,570     7,652,672        23,338
Other receivable less allowance for doubtful
  accounts and fair value of GRD 440,000 in 1998
  and GRD 480,000 in 1999...........................     11     329,498       272,998           832
Due from related party..............................      6   2,021,798     3,276,667         9,993
Advances to related parties.........................      6     165,137       173,137           528
Intangible assets, net..............................   2,12          --       970,561         2,960
Deferred tax assets.................................   2,17     345,242       396,702         1,210
Other assets........................................            121,990       137,849           421
                                                            -----------   -----------   -----------
Total assets........................................         60,240,297    91,619,484       279,413
                                                            ===========   ===========   ===========

            Exchange rate used for the convenience translation of the
               December 31, 1999 balances is GRD 327.90 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                        As of December 31, 1998 and 1999
          (In thousands of drachmae and US dollars, except share data)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                December 31,
                                                                  ---------------------------------------
                                                          Notes      1998          1999          1999
                                                          -----   -----------   -----------   -----------
                                                                     (GRD)         (GRD)          ($)
Current liabilities:
         Bank overdrafts and short-term borrowings........   13     1,468,155     3,278,111         9,997
         Current portion of obligations under capital
         leases...........................................   15       107,585       385,856         1,177
         Trade accounts, notes and checks payable.........          4,268,500     9,793,645        29,868
         Program license payable..........................          2,607,320     2,538,945         7,743
         Payable to related parties.......................    6            --        68,823           210
         Customer advances................................            271,865       327,370           998
         Accrued interest  ...............................13,14     1,246,685     1,411,003         4,303
         Accrued expenses and other current liabilities...   16     9,418,064     4,184,880        12,763
         Income taxes payable.............................   17            --       237,525           724
         Deferred tax liability........................... 2,17     1,165,531     1,965,298         5,994
         Dividends payable................................         10,040,283            --            --
         Current portion of other long-term liability.....   18       929,362     1,003,116         3,059
                                                                  -----------   -----------   -----------
                        Total current liabilities.........         31,523,350    25,194,572        76,836
                                                                  -----------   -----------   -----------
Long-term liabilities:
         Long-term debt...................................   14    32,545,000    36,479,831       111,253
         Long-term obligations under capital leases.......   15       417,940       704,971         2,150
         Deferred tax liability........................... 2,17            --     1,599,096         4,877
         Other long-term liability........................   18     1,546,397       532,483         1,624
         Payable to related parties.......................    6            --       185,000           564
         Employee retirement benefits..................... 2,19       436,982       520,832         1,588
         Long-term provisions.............................   26       254,525       203,270           620
                                                                  -----------   -----------   -----------
                        Total liabilities.................         66,724,194    65,420,055       199,512
                                                                  -----------   -----------   -----------
Minority Interests........................................                --        650,969         1,985
                                                                  -----------   -----------   -----------
Shareholders' equity:
         Share capital....................................   20     1,676,944     1,984,944         6,054
         Additional paid-in capital.......................   20     3,752,500    28,714,904        87,572
         Accumulated (deficit)............................        (11,913,341)   (5,151,388)      (15,710)
                                                                  -----------   -----------   -----------
                        Total shareholders' (deficit)
                          equity..........................         (6,483,897)   25,548,460        77,916
                                                                  -----------   -----------   -----------
 Commitments and contingencies
         Total liabilities and shareholders' equity.......         60,240,297    91,619,484       279,413
                                                                  ===========   ===========   ===========

            Exchange rate used for the convenience translation of the
               December 31, 1999 balances is GRD 327.90 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              For the years ended December 31, 1997, 1998 and 1999
                           (In thousands of drachmae)

                                                             Accumulated (Deficit) Retained Earnings
                                                             ---------------------------------------
                                                                   Legal, Tax   Accumulated
                                                      Additional    Free and     (Deficit)
                                           Share        Paid-in      Other       Retained                   Grand
                                           Capital      Capital     Reserves     Earnings      Total        Total
                                         ----------   ----------   ----------   ----------   ----------   ----------
Balance, December 31, 1996                1,676,944    3,752,500    2,545,215   (2,843,169)    (297,954)   5,131,490
                                         ----------   ----------   ----------   ----------   ----------   ----------
   Net income for year.................          --           --           --      253,113      253,113      253,113
                                         ----------   ----------   ----------   ----------   ----------   ----------
Balance, December 31, 1997.............   1,676,944    3,752,500    2,545,215   (2,590,056)     (44,841)   5,384,603
   Net income for the year.............          --           --           --    1,100,890    1,100,890    1,100,890
   Transfer of statutory earnings to
     legal, tax free and other reserves
     (unaudited).......................          --           --       78,972      (78,972)          --           --
   Dividends declared..................          --           --           --   (1,000,000)  (1,000,000)  (1,000,000)
   Excess of purchase price over net
     book value of acquired entities
     (Note 2)..........................          --           --           --  (11,969,390) (11,969,390) (11,969,390)
                                         ----------   ----------   ----------   ----------   ----------   ----------
Balance, December 31, 1998.............   1,676,944    3,752,500    2,624,187  (14,537,528) (11,913,341)  (6,483,897)
   Net income for the year.............          --           --           --    6,761,953    6,761,953    6,761,953
   Issuance of 3,080,000 common shares.     308,000   24,962,404           --           --           --   25,270,404
   Transfer of statutory earnings to
     legal, tax free and other
     reserves..........................          --           --      228,418     (228,418)          --           --
                                         ----------   ----------   ----------   ----------   ----------   ----------
Balance, December 31, 1999.............   1,984,944   28,714,904    2,852,605   (8,003,993)  (5,151,388)  25,548,460
                                         ----------   ----------   ----------   ----------   ----------   ----------

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the years ended December 31, 1997, 1998 and 1999
                    (In thousands of drachmae and US dollars)

                                                                                               Year Ended December 31,
                                                                             ------------------------------------------------------
                                                                                 1997          1998          1999          1999
                                                                             ------------  ------------  ------------  ------------
                                                                                 (GRD)         (GRD)         (GRD)          ($)
Cash flows from operating activities:
  Net income................................................................      253,113     1,100,890     6,761,953        20,622
  Adjustments to reconcile net income to net cash
    Deferred income taxes...................................................      168,384     1,906,380     4,380,122        13,358
    Minority interest on acquired entity....................................           --            --        58,119           177
    Equity in net income of unconsolidated affiliate........................           --       (20,986)      (24,680)          (75)
    Amortization of debt issuance costs.....................................       80,955       226,731       226,731           691
    Amortization of premium on foreign exchange contract and loss on option.           --     1,558,597     1,224,719         3,735
    Depreciation of property and equipment and capital leases and
    amortization of programming costs, goodwill and other intangibles.......   12,928,280    13,011,172    12,948,432        39,489
    Provision for other long-term liabilities...............................           --        49,435        37,000           113
    Provision for employee retirement benefits..............................       57,000        54,692        56,000           171
    Change in current assets and liabilities                                                                                     --
      (Increase) in accounts and other receivable...........................   (1,130,222)   (5,032,459)   (1,005,224)       (3,065)
      (Increase) in due from/to related parties.............................   (2,048,427)   (1,399,255)     (848,743)       (2,588)
      (Increase) in programming costs.......................................  (13,156,060)  (13,078,150)  (13,204,588)      (40,270)
      (Increase) decrease in prepaid and licensed programming expenditures..     (312,228)   (1,322,475)      514,877          1570
      (Increase) decrease in trade accounts, notes and checks payable.......   (1,792,365)     (496,354)      665,373         2,029
      (Decrease) increase in licensed program payable.......................       63,726       217,244       (68,375)         (209)
      Increase in inventories...............................................           --            --       (99,102)         (302)
      (Increase) decrease in customer advances..............................   (1,248,417)      130,728      (142,762)         (435)
      (Decrease) increase in accrued expenses and other liabilities.........    1,464,197     5,824,444    (6,901,883)      (21,049)
      (Decrease) increase in income taxes payable...........................      (86,285)           --       131,417           401
      Other, net............................................................      (26,667)      (46,468)     (375,726)       (1,146)
                                                                             ------------  ------------  ------------  ------------
           Total adjustments................................................   (5,038,129)    1,583,276    (2,428,293)       (7,405)
                                                                             ------------  ------------  ------------  ------------
           Net cash provided (used) in operating activities.................   (4,785,016)    2,684,166     4,333,660        13,217
                                                                             ------------  ------------  ------------  ------------
Cash flows from investing activities:
    Investment in unconsolidated affiliate..................................           --            --        (5,100)          (16)
    Acquisition of affiliated companies.....................................           --            --   (10,040,283)      (30,620)
    Acquisition of subsidiary, net of cash..................................           --        31,631    (1,114,771)       (3,400)
    Dividends received......................................................           --            --        38,759           118
    Purchase of fixed assets................................................     (242,085)     (396,556)     (915,627)       (2,792)
    Disposal of fixed assets................................................      150,849            --            --            --
    Purchases of assets under capital leases................................     (148,825)           --            --            --
                                                                             ------------  ------------  ------------  ------------
           Net cash (used) by investing activities..........................     (240,061)     (364,925)  (12,037,022)      (36,710)
                                                                             ------------  ------------  ------------  ------------
Cash flows from financing activities:
    Issuance of common shares...............................................           --            --    25,270,404        77,067
    Redemption of Senior Notes..............................................           --            --    (1,185,994)       (3,617)
    (Decrease) increase in bank overdrafts and short-term borrowings, net...  (11,634,300)    1,468,155      (487,604)       (1,487)
    (Increase) in restricted cash...........................................           --            --      (425,266)       (1,297)
    Repayments of capital lease obligations.................................     (147,383)      (76,094)     (116,928)         (356)
    Proceeds from Senior Notes..............................................   33,355,397            --            --            --
    Dividends paid..........................................................           --    (1,000,000)           --            --
    Repayment of long-term debt.............................................   (2,969,065)           --            --            --
    Premium on foreign exchange contract....................................           --    (2,088,000)           --            --
    Purchase of foreign currency option.....................................           --      (695,316)           --            --
    Increase in capital lease obligations...................................      163,412            --            --            --
    Debt issuance costs of Senior Notes.....................................   (2,158,805)     (108,503)           --            --
                                                                             ------------  ------------  ------------  ------------
           Net cash provided (used) in financing activities.................   16,609,256    (2,499,758)   23,054,612        70,310
                                                                             ------------  ------------  ------------  ------------
Effect of exchange rate changes on cash.....................................     (757,727)      (52,670)    5,120,825        15,617
Increase (decrease) in cash.................................................   10,826,452      (233,187)   20,472,075        62,434
Cash at beginning of year...................................................      706,822    11,533,274    11,300,087        34,462
                                                                             ------------  ------------  ------------  ------------
Cash at end of year.........................................................   11,533,274    11,300,087    31,772,162        96,896
                                                                             ============  ============  ============  ============
Supplemental disclosure of cash flows information:
    Cash paid for interest..................................................    1,462,930     3,083,545     3,380,494        10,310
    Cash paid for income taxes..............................................       86,285            --            --            --

            Exchange rate used for the convenience translation of the
               December 31, 1999 balances is GRD 327.90 to $1.00.

    The accompanying notes are an integral part of the financial statements.

                                 ANTENNA TV S.A.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (In thousands of drachmae and United States dollars, except share data and exchange rates)

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

         Until September 1, 1998, the principal activities included sale of advertising spots on television. After September 1, 1998, the consolidated financial statements include the results of operations of other businesses. (See Acquisitions below.)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Financial Statements

         The Company primarily maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations and has made certain adjustments to these records to present the accompanying financial statements in accordance with United States generally accepted accounting principles. The amounts are in thousands of drachmae and United States dollars, except share data and exchange rates.

         Acquisitions of entities under common control

         On May 6, 1999, the Company acquired the following interests: a 51% interest in Audiotex S.A. ("Audiotex"), a company that generates revenue from the sale of Audiotex (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises ("Antenna Radio"), which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), which operates a training center for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast Distribution Ltd. ("Pacific Broadcast"), which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman and Chief Executive Officer.

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

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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

Acquisitions of unrelated business

         On October 27, 1999, Antenna T.V. purchased a 51% interest in Daphne Communications S.A. ("Daphne"), a Greek publishing company, for a total consideration of GRD 1,209,899. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the dates of acquisition. Based on estimates of fair value. GRD 300,000 has been allocated to net tangible assets, GRD 200,000 to magazine rights and GRD 786,561 to goodwill.

         On a pro forma basis, reflecting the acquisition of Daphne Communications S.A. as if it had taken place at the beginning of the year and after giving effect to adjustments recording the acquisitions, unaudited net revenues, net earnings and basic and diluted earnings per share under United States generally accepted accounting principles would have been GRD 46,490,693, GRD 6,313,429 and GRD 318.6, respectively. These pro forma results are not indicative of either future performance or actual results which would have occurred had these acquisitions taken place at the beginning of the respective period.

         Principles of Consolidation

         The consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. Affiliated companies in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method. All significant intercompany balances and transactions have been eliminated.

         Use of Estimates

         The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used in the amounts reflected as allowance for doubtful accounts, amortization of programming costs, ultimate recoverability of other receivables, contingencies, including tax contingencies, and deferred tax assets. Actual results could differ from those estimates.

         The Company refers receivable balances that exceed their credit terms to a lawyer for collection. Management, in conjunction with input from their lawyer, provides an allowance for the estimated amount of all doubtful accounts. Periodically, the Company writes-off balances that are deemed to be uncollectible.

         The other receivable described in Note 11 is an amount due from a political party which has experienced financial difficulties. Therefore, it is possible that the allowance for doubtful accounts may change. Management cannot estimate the amount of such a change at this time.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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

         Antenna was a party to an $87,000 forward contract with the Royal Bank of Scotland, to hedge elements of its currency exposure on a portion of the principal and interest payable of its United States dollar denominated debt. The term of the contract covers the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, is being amortized over the term of the contract. Of this amount, GRD 1,305 million was recognized for the year ended December 31, 1998, and GRD 783 million for the year ended December 31, 1999. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) were partially offset by corresponding losses or gains on the forward contract's notional amount. The fair value of the foreign exchange contract (the amount payable to settle) as of December 31, 1998 was GRD 533,310.

         Options

         Antenna was a party to an option agreement with the Royal Bank of Scotland to sell $103,902 at a rate of 280 drachmae to the dollar in May 1999. The option had a maturity date that coincided with the maturity of the foreign exchange contract described above. The option had been recorded in the balance sheet at its market value and was marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations. The mark to market adjustment of the option for the year ended December 31, 1999 was GRD 441,719.

         Revenue

         The Company's primary source of revenue is the sale of advertising time. Advertising revenue is recognized in the period that the spots are aired.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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

         Revenue from publications (magazine sales), less provisions for returns, are recorded at the time of shipment.

         Deferred Charges

         The expenses incurred in connection with the issuance and distribution of the Senior Notes issued on August 12, 1997 (see Note 14) were capitalized and are amortized on a straight line basis over the term of the Senior Notes. Amortization for the years ended December 31, 1998 and 1999 totaled GRD 226,731 and GRD 226,731, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

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

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

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

         Inventories

         Inventories are valued at the lower of cost (weighted-average) or market.

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

         Broadcasting, Transmission and Printing Equipment under Capital Leases

         Broadcasting equipment under capital leases is stated at the present value of the future minimum lease payment at the inception of the lease, less accumulated depreciation.

         Equipment under capital leases is depreciated over its estimated useful life (see Note 10).

         Intangible Assets

         Intangible assets are composed of magazine rights and goodwill. Goodwill representing the excess of cost over the fair value of the business acquired is amortized, on a straight-line basis over 20 years. Other acquired intangibles are amortized, on a straight-line basis, over their estimated useful lives, not in excess of five years. The Company continually evaluates the recoverability of its intangible assets to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation may be based on current and projected income and cash flows from operations of related businesses on an undiscounted basis as well as other economic and market variables.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

         Advances to Third Parties

         The Company makes payments to artists, producers and script writers for services in connection with future programs. Such payments are included in production costs when services have been rendered. Promotion costs relating to publications included in advances to third parties as at December 31, 1999 amount to GRD 400,000.

         Employee Retirement Benefits

         As more fully discussed in Note 19, employee retirement benefits are provided for on an accrual basis.

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

         Barter Transactions

         Barter transactions represent non-cash transactions in which the Company sells advertising time to a third party in return for goods, services or assets (including rights to sporting events). These transactions are accounted for on the basis of the fair market value of the goods, services or assets. During the years ended December 31, 1997, 1998 and 1999, net revenue derived from barter transactions amounted to GRD 366,472, GRD 381,183 and GRD 309,919, respectively.

         The Company's major source of revenue is derived in Greece (see Note
27).

         Concentration of Credit Risk

         Concentration of credit risks with respect to current trade accounts are managed as the Company obtains letters of guarantee from banks, checks and notes receivable to support receivable balances. At December 31, 1998 and 1999, the Company had obtained letters of guarantee, checks and notes receivable in respect of approximately 10.6% and 3.8% of receivables, respectively.

         The Company earned 9% (GRD 2,317,041), 8.1% (GRD 2,612,974) and 5.0%
(GRD 2,005,550), of net revenues from related companies for the years ended December 31, 1997, 1998 and 1999, respectively. Accounts receivable relating to this revenue as of December 31, 1998 and 1999 represented 10.1% and 13.2% of accounts receivable, respectively. Related party revenue denominated in foreign currency amounted to GRD 1,611,705, GRD 1,862,120 and GRD 1,530,834 for the years ended December 31, 1997, 1998 and 1999, respectively. The related receivables are subject to foreign currency risk.

         Advances to related parties represents 32.3% and 22.0% of total advances at December 31, 1998 and 1999, respectively.

         No one supplier accounts for more than 10% of purchases.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

         The Company's significant source of revenue is generated from selling advertising spots to local advertisers. In the years ended December 31, 1997, 1998 and 1999, no one advertiser accounted for 10% or more of total net revenue.

         Impairment of Long-Lived Assets

         The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability is measures by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.

         Financial Instruments

         The estimated fair values of cash, short-term accounts receivable, advances and payables approximate their carrying value because of the short-term maturity of these instruments.

         The carrying value of receivables with maturities greater than one year have been discounted using a rate of 9%, which approximates the fair value.

         The Company's Senior Notes include a fixed interest rate of 9%; the fair value at December 31, 1999 has been calculated based upon bank-quoted market rates. The market rate at December 31, 1998 and 1999 was $97,750 and $94,000, respectively, as compared to the carrying value at December 31, 1998 and 1999 of $115,000 and $111,070, respectively.

         Earnings Per Share

         The earnings per common share is computed by dividing net income applicable to common stock by the weighted average number of issued shares of common stock for the years ended December 31, 1997, 1998 and 1999. Basic earnings per share and diluted earnings per share are equal as the Company does not have any dilutive securities outstanding.

         Recent and New Accounting Pronouncements

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

         Derivative Instruments

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. This statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is an effective hedge, changes in its fair value will be offset against the change in the fair value of the hedged item in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge will be immediately recognized in earnings. This statement, as amended, is effective for all fiscal years beginning after June 15, 2000 and is not required to be applied retroactively to financial statements of prior periods. The Company has not yet determined the effects of this standard on the Company's consolidated financial statements.

         Accounting for Computer Software

         During January 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1, which became effective for all fiscal years beginning after December 15, 1998, requires the Company to capitalize certain internal-use software costs once certain criteria are met. The adoption of SOP 98-1 did not have a material impact on the Company's financial statements.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

         Reporting on the Costs of Start-Up Activities

         The AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5") in April 1998, which is effective for fiscal periods beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. The adoption of this statement of position did not have a material impact on the Company's consolidated financial statements as the Company expenses all start-up activities.

3.       TRANSLATIONS OF DRACHMAE INTO US DOLLARS

         The consolidated financial statements are stated in drachmae. The translations of drachmae into United States Dollars are included solely for the convenience of the reader, using the noon buying rate in New York on December 31, 1999, which was 327.90 to $1.00. The convenience translations are unaudited and should not be construed as representations that the drachma amounts have been, could have been, or could in the future be, converted into United States Dollars at this or any other rate of exchange.

4.       ACCOUNTS RECEIVABLE

         Accounts receivable are analyzed as follows:

                                                         December 31,
                                               --------------------------------
                                                    1998              1999
                                               --------------    --------------
Trade..........................................    18,032,903        22,607,924
Less: allowance for doubtful accounts..........    (1,161,396)       (1,834,794)
                                               --------------    --------------
                                                   16,871,507        20,773,130
                                               --------------    --------------
Other:
     Value added tax...........................            --           860,715
     Employee advances.........................       284,248           239,515
                                               --------------    --------------
                                                      284,248         1,100,230
                                               --------------    --------------
                                                   17,155,755        21,873,360
                                               ==============    ==============
Allowance for doubtful accounts:
     Beginning balance.........................     1,213,905         1,161,396
     Acquisitions through business combination.            --           630,000
     Recoveries................................       (51,955)          (39,124)
     Write offs................................       (35,460)         (105,047)
     Provision for bad debts...................        34,906           187,569
                                               --------------    --------------
     Ending balance............................     1,161,396         1,834,794
                                               ==============    ==============

         Accounts receivable relating to the magazine distributors amounting to GRD 302,338 as at December 31, 1999 secure the capital lease obligations relating to the printing equipment.

5.       INVENTORIES

Inventories are analyzed as follows:
                                                         December 31,
                                                    1998              1999
                                               --------------------------------
Raw materials ..............................               --            47,182
Work-in-progress............................               --             5,768
Finished goods..............................               --           385,056
                                               --------------    --------------
                                                           --           438,006
                                               --------------    ==============

         Inventories related to the publishing company and include paper, ink, packaging materials and gifts which are sold with the magazines and books.

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

         As a result of acquisitions, Antenna Radio, Pacific Broadcast and Antenna Spoudastiki came under common control with Antenna (for accounting purposes) as of September 1, 1998. The related party revenue from these entities was eliminated upon consolidation or reclassified.

6.       DUE FROM (TO) RELATED PARTIES (Cont'd)

         Balances from related companies are as follows:

                                                                                 December 31,
                                                                           ------------------------
                                                                              1998          1999
                                                                           ------------------------
Accounts Receivable
     Current:
         Antenna Satellite TV (USA) Inc................................     1,633,511     1,882,116
         Audiotex S.A..................................................        76,197        76,208
         Epikinonia Ltd................................................        48,203       314,172
         Antenna TV Ltd. (Cyprus)......................................       686,901       938,770
         Catalogue Auctions Hellas S.A.................................        40,439        30,439
         Antenna Satellite Radio.......................................        14,228        58,655
                                                                           ----------    ----------
                                                                            2,499,479     3,300,360
                                                                           ==========    ==========
     Long-term:
         Antenna Satellite TV (USA) Inc................................     2,438,156     3,728,025
         Less: allowance for fair value................................      (416,358)     (451,358)
                                                                           ----------    ----------
                                                                            2,021,798     3,276,667
                                                                           ==========    ==========
     Advances
              Current:
                       Catalogue Auctions Hellas S.A...................       141,710       156,660
                                                                           ==========    ==========
              Long-term:
                       JVFM-Epikinonia.................................                      18,000
                       Epikinonia Ltd..................................        44,158        34,158
                       Antenna TV Ltd. (Cyprus)........................       120,979       120,979
                                                                           ----------    ----------
                                                                              165,137       173,137
                                                                           ==========    ==========
     Accounts payable
              Current:
                  Payable to minority shareholders of  Daphne..........            --        68,823
                                                                           ==========    ==========
              Long-term:
                  Payable to minority shareholders of Daphne...........            --       185,000
                                                                           ==========    ==========

         Antenna has entered into two agreements (licensing and distribution) with Antenna Satellite TV (USA) Inc., a company in which the Chairman and Chief Executive Officer of the Company is a director. The programming agreement provides that a daily license fee of $8.20 for the six months ended June 30, 1997 and $9.02 for the six months ended December 31, 1998 and for the year ended December 31, 1999 for a 10 hour television program will be paid to the Company. The distribution agreement provides that a license fee (flat fee) of $5,500 is payable to the Company. This license fee is payable in eight quarterly installments commencing on March 31, 1998. In 1997, 1998 and 1999 Antenna recognized GRD 899,546, GRD 927,514 and GRD 1,089,868 of license fees, respectively. Both these accounts receivable have been guaranteed personally by Mr. Minos Kyriakou.

6.       DUE FROM (TO) RELATED PARTIES (Cont'd)

         Antenna has entered into an agreement with Audiotex, a company of which 51% was indirectly owned by Mr. Minos Kyriakou prior to September 1, 1998 and which has a common director with the Company (Mr. George Xanthopoulos), to provide dead time pursuant to which the Company receives a commission of 7.8% on Audiotex's revenue for the period December 1, 1995 to June 30, 1998, a commission of 15% July 1, 1998 to August 31, 1998, a commission of 30% September 1, 1998 to December 31, 1998, a commission of 40% and from January 1, 1999 to January 1, 2005 a commission of 50%. Antenna has also entered into an agreement to provide management consulting and production services to Audiotex related to sales and promotions in media other than Antenna in return for a royalty of 7.8% of the gross annual revenue arising from such activities payable from July 1, 1995 through January 1, 2005. Antenna also subleases its office and studio space to Audiotex for a monthly rental fee of GRD 695 for the period January 1, 1997 to December 31, 1998, and GRD 850 for the period January 1, 1999 to December 31, 1999. Studio equipment and other machinery are leased to Audiotex for a fee of GRD 270 per hour for the period January 1, 1997 to December 31, 1998 and GRD 430 for the period January 1, 1999 to December 31, 1999.

         The Company provides production facilities and technical and administrative services to Epikinonia Ltd., a company where one of the shareholders (Mr. Sotirios Papadopoulos) of the Company was a shareholder and director through August 1998, for a fee of up to 75% of Epikinonia Ltd. revenue commencing January 11, 1996. As of January 1, 1997, the fee was 85%.

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

         The Company, in July 1997, entered into a program agreement with Pacific Broadcast, a company in which the President of the Company is a shareholder and member of the Board of Directors. The programming agreement provides that a daily license fee of $5.00 for a 9 hour television program will be paid to the Company. The license fee is subject to negotiated increases after July 15, 1999 of at least 10%. Effective September 1, 1998, the account balances are eliminated upon consolidation.

         During 1997, the Company acquired a 50% share in a newly formed company called Catalogue Auctions Hellas S.A. ("Catalogue Auctions"). At December 31, 1998 and 1999, the advances receivable from this company amounted to GRD 141,710 and GRD 156,660, respectively.

6.       DUE FROM (TO) RELATED PARTIES (Cont'd)

         The amount payable to the minority shareholders of Daphne represents a short-term advance payable of GRD 68,823 and a long-term loan of GRD 185,000 bearing interest at a rate of ATHIBOR + 3% per annum. The loan matures on May 24, 2004. Interest expense for the year ended December 31, 1999 amounted to GRD 18,773.

         A summary of transactions with related companies for 1997, 1998 and 1999 are analyzed as follows:

                                                  Revenue from related parties
                                                --------------------------------
                                                     Year Ended December 31,
                                                --------------------------------
                                                   1997       1998       1999
                                                   ----       ----       ----
Epikinonia Ltd. (Production facilities and
   technical and administrative services)...      296,626    378,000    444,150
Antenna Satellite (License fees)............      899,546    927,514  1,089,868
Pacific Broadcast...........................      259,221    392,526         --
Antenna TV Ltd. (Cyprus)(Royalties).........      452,938    542,080    440,966
Audiotex (Commission and other).............      290,440    231,507         --
Catalogue Auctions Hellas S.A...............       34,270         --         --
Antenna Radio (Other).......................       84,000    141,347         --
                                                       --         --     30,566
Antenna Satellite Radio (license fee).......   ---------- ---------- ----------
                                                2,317,041  2,612,974  2,005,550
                                               ========== ========== ==========
Related party commission income:
   Audiotex (Commission income).............           --    131,194    434,534
                                                       --     12,265         --
                                               ---------- ---------- ----------
   Antenna Satellite Radio (License fees)...           --    143,459    434,534
                                               ========== ========== ==========

7.       INVESTMENT IN UNCONSOLIDATED ENTITY

                                                          December 31,
                                               ---------------------------------
                                                    1998               1999
                                               --------------     --------------
Investment in Audiotex.........................        84,785             75,806
                                               ==============     ==============

         Summarized below is the balance sheet and statement of operations for Audiotex as derived from its financial statements:


                                                    1998               1999
                                               ---------------------------------
Condensed Statement of Operations
------------------------------------
Net sales......................................          268,239       854,943
Gross profit...................................           94,506       151,430
Operating income...............................           45,465        74,191
Income before income taxes.....................           66,637        86,414
Net income.....................................           41,149        48,392


                                                  December 31,    December 31,
Condensed Balance Sheet                               1998            1999
------------------------------------           ---------------------------------
Current assets.................................          412,199       408,494
Non-current assets.............................           54,585        37,463
                                               ---------------------------------
   Total assets................................          466,784       455,957
                                               ---------------------------------

Current liabilities............................          296,788       303,568
Non-current liabilities........................            3,750         3,750
Shareholders' equity...........................          166,246       148,639
                                               ---------------------------------
   Total liabilities and shareholders' equity..          466,784       455,957
                                               ---------------------------------

8.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                                          December 31,
                                               ---------------------------------
                                                    1998               1999
                                               --------------     --------------
Produced programming...........................   11,448,729         13,929,446
Purchased sports rights........................    3,233,640          1,861,640
Licensed program rights........................    1,875,691          2,016,979
Prepaid license program rights.................    1,546,851            845,979
Prepaid produced programs......................      778,086            822,796
                                               --------------     --------------
                                                  18,882,997         19,476,840

Less: current portion..........................  (11,795,427)       (11,824,168)
                                               --------------     --------------
                                                   7,087,570          7,652,672
                                               ==============     ==============

         On the basis of the Company's amortization rates, 100% of produced programming, licensed program rights and purchased sports rights at December 31, 1999 will be amortized within a three-year period of time, whereas, 95% of prepaid amounts will be amortized within three years.

9.       PROPERTY AND EQUIPMENT

         Property and equipment is summarized as follows:

                                                          December 31,
                                               ---------------------------------
                                                    1998               1999
                                               --------------     --------------
Cost
    Land.......................................        1,020              1,020
    Leasehold improvements.....................      573,164            587,740
    Machinery and equipment....................    1,671,668          1,903,951
    Broadcasting and transmission equipment....      934,773            940,948
    Printing equipment.........................           --          1,650,897
    Furniture and fixtures.....................    1,197,537          1,613,525
    Motor vehicles.............................      254,623            432,019
                                               --------------     --------------
                                                   4,632,785          7,130,100
                                               ==============     ==============
Net book value
    Land.......................................        1,020              1,020
    Leasehold improvements.....................      201,474            178,267
    Machinery and equipment....................      652,430            693,128
    Broadcasting and transmission equipment....      378,382            290,318
    Printing equipment.........................           --          1,560,392
    Furniture and fixtures.....................      367,641            544,722
    Motor vehicles.............................       74,522            207,898
                                               --------------     --------------
                                                   1,675,469          3,475,745
                                               ==============     ==============

         Depreciation is computed based on the straight-line method using rates which are substantially equivalent to average economic useful life rates. The depreciation expense for the years ended December 31, 1997, 1998 and 1999, was GRD 358,493, GRD 480,372 and GRD 650,834, respectively. The useful lives of property and equipment are as follows:

Classification                                                  Useful lives
--------------                                                  ------------
Leasehold improvements.......................................   8 to 10 years
Machinery and equipment......................................    5 to 7 years
Printing machinery...........................................         8 years
Broadcasting and transmission equipment......................  10 to 12 years
Furniture and fixtures.......................................    3 to 5 years
Motor vehicles...............................................    5 to 7 years

10.      BROADCASTING, TRANSMISSION AND PRINTING EQUIPMENT UNDER CAPITAL
         LEASES

                                                          December 31,
                                               ---------------------------------
                                                    1998               1999
                                               --------------     --------------
Cost...........................................    1,779,603          2,658,767
Less: accumulated depreciation.................     (706,003)        (1,009,025)
                                               --------------     --------------
                                                   1,073,600          1,649,742
                                               ==============     ==============

         Depreciation is computed based on the straight-line method using rates which are substantially equivalent to average economic useful lives for broadcasting, transmission and printing equipment (8 to 10 years). The depreciation expense for the years ended December 31, 1997, 1998 and 1999 was GRD 136,066, GRD 147,700 and GRD 185,727, respectively.

11.      OTHER RECEIVABLE

         Other long-term receivable includes a balance receivable from a political party (New Democracy) amounting to GRD 769,498 and GRD 752,998 as of December 31, 1998 and 1999, respectively. An allowance for doubtful debts and fair value of GRD 440,000 as of December 31, 1998 and GRD 480,000 as of December 31, 1999 has been recorded.

         The receivable arose from advertising relating to New Democracy's political campaign for the October 1993 and June 1994 elections in Greece. Management believes that the net amount receivable is fully recoverable.

12.      INTANGIBLE ASSETS

         Intangible assets are analyzed as follows:

                                                          December 31,
                                               ---------------------------------
                                                    1998               1999
                                               --------------     --------------
Goodwill ......................................           --            786,561
Magazine rights................................           --            200,000
                                               --------------     --------------
                                                          --            986,561
Accumulated amortization.......................           --            (16,000)
                                               --------------     ==============
                                                          --            970,561
                                               ==============     ==============

13.      BANK OVERDRAFTS AND SHORT-TERM BORROWINGS

         Short-term borrowings are primarily draw-downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit were GRD 7,550,000 at December 31, 1998 and GRD 10,940,000 at December 31, 1999.

         Bank overdrafts and short-term borrowings are secured by the personal guarantee of the Company's Chairman and Chief Executive Officer and minority shareholders, assignments of advertisers' post-dated checks, notes receivable from advertisers and letters of guarantee of obligations of advertisers and liens on minority shareholders' property.

         Such borrowings, based on their currency denominations, were as follows:

                                            December 31,
                     -----------------------------------------------------------
                                 1998                          1999
                     -----------------------------------------------------------
                                      In Foreign                    In Foreign
                           GRD         Currency          GRD         Currency
                     -------------- -------------- -------------- --------------
Denominated in:
     Drachmae........    1,050,312             --      2,544,696             --
     Japanese Yen....      417,843        168,056        733,415        226,855
                     --------------                --------------
                         1,468,155             --      3,278,111             --
                     ==============                ==============

         The weighted average interest rates on short-term borrowings in each of the years ended December 31, 1997, 1998 and 1999 were as follows:

                                                     At December 31,
                                          -------------------------------------
                                             1997         1998         1999
                                          -----------  -----------  -----------
Currency:................................
     Drachmae............................       16.0%       13.1%       15.88%
     Japanese Yen........................        3.2%        2.8%        2.17%
     US$.................................        8.1%          --           --
     ECU.................................        6.5%          --           --
     CHF.................................        3.5%          --           --
     DEM.................................        5.5%          --           --

13.      BANK OVERDRAFTS AND SHORT-TERM BORROWINGS (Cont'd)

         Interest on short-term borrowings for 1997 and 1999 totaled GRD 1,294,246 and GRD 301,441, respectively. There was no interest in 1998 as the short term borrowings were obtained close to year end.

14.      LONG-TERM DEBT

         Long-term debt consists of:
                                                        At December 31,
                                               ---------------------------------
                                                    1998               1999
                                               --------------     --------------
Senior Notes due 2007 (the "Senior Notes")
issued on August 12, 1997. Interest on the
Senior Notes is paid semi- annually in
February and August, commencing February 1,
1998, at a rate of 9% per annum. The Senior
Notes are redeemable, in whole or in part,
at the option of the Company at any time on
or after August 1, 2002.......................    32,545,000         36,479,831

         The Senior Notes issued in August 1997 at an aggregate face amount of US$ 115,000 with maturity date on August 1, 2007, bear interest at a rate of 9% per annum, payable semi-annually on February 1 and August 1 each year, commencing on February 1, 1998.

         Interest expense for the period from August 12, 1997 to December 31, 1997 totaled GRD 1,124,620, and for the year ended December 31, 1998 and 1999 totaled GRD 3,045,398, GRD 3,197,972, respectively, and is included in interest expense in the accompanying 1998 and 1999 consolidated statements of operations.

         On March 19, 1999 and March 25, 1999, the Company repurchased GRD 447 million ($1.5 million) and GRD 739 million ($2.4 million), respectively, of the Senior Notes, with accrued interest of GRD 17 million ($0.05 million) to the date of repurchase. The early extinguishment of the Senior Notes resulted in a charge of GRD 19 million ($0.06 million) consisting of the following:

                                                            Year ended
                                                         December 31, 1999
                                                         -----------------
Discount of prepayment of Senior Notes                        36,890
Write-off of related unamortized debt issuance costs         (55,809)
                                                             --------
                                                             (18,919)

         The indebtedness evidenced by the Senior Notes constitutes general unsecured senior obligation of Antenna and rank pari passu in right of payment with all other senior indebtedness and rank senior in right of payment to all subordinated indebtedness of the Company.

         The Senior Notes Indenture contains certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, loans and advances, sales or transfers of assets, liens, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. Antenna is in compliance with the terms of the Indenture at December 31, 1998 and 1999.

         Bank loan interest expense for the year ended December 31, 1997 totaled GRD 236,345. There was no bank loan interest expense for the years ended December 31, 1998 and 1999 as the net proceeds received from the Senior notes in August 1997 were used to replay short-term and long-term borrowings.

15.      CAPITAL LEASE OBLIGATIONS

         The Company leases mainly broadcasting, transmission and printing equipment under capital leases which bear interest at average interest rates of 18.1%, 14.5% and 8.6%. Interest expense from capital leases was GRD 34,765, GRD 19,584 and GRD 25,836 in the years ended December 31, 1997, 1998 and 1999, respectively. Future obligations from the above leases are as follows:

                                                     Total
                                                  -----------
2000...........................................      385,856
2001...........................................      320,650
2002...........................................      322,639
2003...........................................      176,537
2004 and thereafter............................      207,046
                                                  -----------
                                                   1,412,728
     Less: amount representing interest........     (321,901)
                                                  -----------
                                                   1,090,827
                                                  ===========

         The capital lease obligation is reflected on the consolidated balance sheets as of December 31, 1999, as follows:

Current portion................................      385,856
Long-term portion..............................      704,971
                                                  -----------
                                                   1,090,827
                                                  ===========

         Trade accounts receivable relating to a magazine distributors secure the capital lease obligations relating to the printing equipment (see Note 4).

16.      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

         The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

                                                           1998         1999
                                                       -----------  -----------
Value added tax.......................................   1,136,448           --
                                                       -----------  -----------
Taxes withheld:.......................................
     Payroll..........................................      67,855      135,647
     Third parties....................................      64,212       79,943
     Other............................................      12,353      138,736
                                                       -----------  -----------
                                                           144,420      354,326
                                                       -----------  -----------
Broadcast license fee.................................   1,195,215      515,828
Deferred revenue......................................     100,624       93,623
Other payables........................................     118,957      547,079
Social security funds payable.........................     234,037      821,369
Radio and television council fine.....................       4,975       19,268
Foreign exchange contract.............................   4,605,000           --
Programming...........................................     320,196      249,864
Other accruals........................................   1,558,192    1,583,523
                                                       -----------  -----------
                                                         9,418,064    4,184,880
                                                       ===========  ===========

         The accrual for the foreign exchange contract as at December 31, 1998 represents the difference between the forward contract rate and the balance sheet translation rate (see Note 2).

17.      INCOME TAXES

         The provision for income taxes reflected in the accompanying consolidated statements of operations is analyzed as follows:

                                                       December 31,
                                             1997         1998         1999
                                          -----------  -----------  -----------
     Current..............................    79,999      178,536      190,214
     Deferred income taxes................   168,384    1,906,380    4,380,122
                                          -----------  -----------  -----------
     Provision for income taxes...........   248,383    2,084,916    4,570,336
                                          ===========  ===========  ===========

         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 35% in 1997, and 40% in 1998 and 1999 to pre-tax income is summarized as follows:

                                                       December 31,
                                          -------------------------------------
                                             1997         1998         1999
                                          -----------  -----------  -----------
  Tax provision at the statutory rate.....    175,524    1,274,322    4,532,916
  Effect of change in tax rate............         --     (103,810)          --
  Goodwill amortization...................         --           --        4,000
  Interest income.........................    (93,924)    (124,560)    (101,258)
  Disallowed prior period expenses and
    non-deductible general expenses.......    166,783      326,181      195,222
  Loss not subject to income tax..........         --       21,206       52,456
  Change in valuation allowance...........         --      691,577     (113,000)
                                          -----------  -----------  -----------
  Provision for income taxes..............    248,383    2,084,916    4,570,336
                                          ===========  ===========  ===========

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

         The entities acquired in the acquisitions have tax loss carry-forwards of approximately GRD 233,375 of which GRD 45,511 and GRD 238,803 expires in 2001 and 2002, respectively.

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets in 1998 and 1999 are summarized below:

                                                           December 31,
                                                 -------------------------------
                                                     1998              1999
                                                 -------------     -------------
Deferred tax liabilities
     Premiums unamortized.......................      176,688                --
     Programming costs..........................    1,793,679         4,250,918
     Reserves ..................................      430,348           430,348
     Reserves taxed in a special way............      233,826           233,826
     Deferred charges...........................      231,015           299,383
     Leased assets..............................      274,335           519,016
     Intangible and tangible assets.............           --           200,000
     Deferred interest on finance leases........        5,936             5,936
     Customer advances and accounts payable.....      502,700           528,673
       Accrued expenses and other liabilities...       53,191            29,359
                                                 -------------     -------------
Gross deferred tax liabilities..................    3,701,718         6,497,459
                                                 -------------     -------------
Deferred tax assets
     Property and equipment.....................       32,942            32,718
     Start up costs related to acquired entity..           --         1,134,659
     Long-term liability........................        7,600            17,600
     Long-term lease liability..................       22,051           165,265
     Short-term lease liability.................       26,278           130,962
     Long-term receivables......................    1,193,308         1,209,309
     Deferred revenue...........................        6,825             5,000
     Accounts receivable........................      356,388           555,788
     Employee retirement benefits...............      172,793           208,333
     Other assets...............................      409,202           407,126
     Other provisions...........................      195,531           233,532
     Accrued expenses...........................    1,615,315           329,413
     Net operating losses.......................      139,484            93,350
                                                 -------------     -------------
  Gross deferred tax assets.....................    4,187,717         4,523,055
                                                 -------------     -------------
  Less: valuation allowance.....................   (1,306,288)       (1,193,288)
                                                 -------------     -------------
  Net deferred tax assets (liability)...........     (820,289)       (3,167,692)
                                                 =============     =============

         Long-term receivables give rise to a tax asset principally due to certain long-term agreements that have not satisfied all of the revenue recognition criteria of SFAS No.53. Such agreements, however, are taxable by the local Greek authorities.

         A valuation allowance as of December 31, 1998 and 1999 has been provided on deferred tax assets arising principally from the foreign exchange loss incurred on the forward contract which is not expected to fully reverse before its expiration and other timing differences which are not expected to fully reverse before its expiration. In addition, the entities acquired in the acquisitions have recorded a valuation allowance on deferred tax assets because management estimates that it is more likely than not that deferred tax assets will not be realized. Management believes that it is more likely than not that the results of future operations, together with the valuation allowance, will generate sufficient taxable income to realize the net deferred tax assets.

         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                           December 31,
                                                 -------------------------------
                                                     1998              1999
                                                 -------------     -------------
  Net current deferred tax asset (liability).....  (1,165,531)       (1,965,298)
                                                 =============     =============
  Net non-current deferred tax (liability).......          --        (1,599,096)
                                                 =============     =============
  Net non-current deferred tax asset.............     345,242           396,702
                                                 =============     =============

18.      OTHER LONG-TERM LIABILITY

         Other long-term liability is analyzed as follows:

                                                          December 31,
                                               ---------------------------------
                                                    1998               1999
                                               --------------     --------------
     Other long-term liability.................    2,475,759          1,535,599
     Less: current portion.....................     (929,362)        (1,003,116)
                                               --------------     --------------
                                                   1,546,397            532,483
                                               ==============     ==============

         The Company has an outstanding balance due to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. The long-term portion is required to be paid by monthly instalments up to April 30, 2002.

19.      EMPLOYMENT RETIREMENT BENEFITS

         State Pension

         The Company's employees are covered by one of several Greek State sponsored pension funds. Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension fund is responsible for paying the employees' retirement benefits. The Company's contributions to the pension fund in the years ended December 31, 1997, 1998 and 1999, have been recorded as expenses and were GRD 744,617, GRD 921,692 and GRD 1,015,971, respectively.

         Employee Retirement Benefits

         In accordance with Greek law, a lump sum payment is payable to employees upon their retirement or involuntary termination. The amount of compensation payable for involuntary termination is based on the number of years of service and the amount of remuneration at the date of termination. If the employees remain in the employment of the Company until normal retirement age, they are entitled to receive a lump sum payment which is equal to a minimum of 40% of the involuntary termination benefit, as defined above. As the Company has no plans to terminate a portion of its workforce, the accrual reflects the minimum amount payable on retirement. The amount charged to expense in the years ended December 31, 1997, 1998 and 1999 was GRD 57,000, GRD 54,692 and GRD 56,000, respectively.

20.      SHARE CAPITAL

         The Company's share capital consists of the following:

                                                          December 31,
                                               ---------------------------------
                                                    1998               1999
                                               --------------     --------------
Common shares par value GRD 100 per share:
   authorized and issued 16,769,440 in 1998
   and 19,849,440 shares in 1999...............    1,676,944          1,984,944
                                               --------------     --------------
Total common shares............................    1,676,944          1,984,944
                                               ==============     ==============

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

         On March 12, 1999, the Company completed the issuance of 3,080,000 common shares through an initial public offering, resulting in net proceeds to the Company of GRD 25,270,404.

         The Company's share capital increased by GRD 308,000 and the excess over par value amounted to GRD 24,962,404, which has been recorded as additional paid-in capital.

21.      STATUTORY, TAX FREE AND OTHER RESERVES

         Statutory, tax free and other reserves are as follows:

                                                          December 31,
                                               ---------------------------------
                                                    1998               1999
                                               --------------     --------------
  Statutory reserve............................      281,356            284,922
  Tax free reserves--Law 1828/1989 (Art. 22)...    1,229,567          1,229,567
  Reserves for income taxed at lower rates.....      938,022          1,162,874
  Reserve for non-taxable income...............       81,485             81,485
  Special reserve..............................       93,757             93,757
                                               --------------     --------------
                                                   2,624,187          2,852,605
                                               ==============     ==============

         Statutory Reserve

         Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their statutory books to a statutory reserve, until such reserve equals one- third of the outstanding share capital. The above reserve cannot be distributed during the existence of the Company, but can be used to eliminate a deficit.

21.      STATUTORY, TAX FREE AND OTHER RESERVES (Cont'd)

         Tax Free and Other Reserves

         a) Under the provisions of Law 1828/1989 (Art. 22), corporations are allowed to set up a tax free reserve for which they are obliged to make productive investments of an amount equal to one hundred and thirty percent of the reserve within the three years (at least one third during the first year) following the year the respective reserve has been established. This reserve can be converted to share capital after the three-year period mentioned above. According to Greek tax regulations, no tax is due at the specified time this reserve is capitalized. In the case where the productive investments are not made within the time frame, the reserve is taxed at 35% plus penalties of 2.5% per month. The Company has not made the investment and has accrued for taxes and penalties amounting to GRD 998,348 and GRD 1,019,408 as of December 31, 1998 and 1999, respectively. The amount of taxes accrued of GRD 430,348 is included in deferred income taxes. If upon completion of a tax audit such non-taxable reserves are disallowed, a reclassification would be required to remove such amounts from tax free reserves.

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

22.      FOREIGN EXCHANGE (LOSSES) GAINS

         Foreign exchange (losses) gains included in the consolidated statements of operation are analyzed as follows:

                                                                                        December 31,
                                                                           -------------------------------------
                                                                              1997         1998         1999
                                                                           -----------  -----------  -----------
  Realized loss on forward contract.......................................          --           --   (2,777,096)
  Foreign exchange (loss) gain on forward contract representing
    difference between balance sheet rate and forward rate (US$)..........          --   (2,464,000)   4,605,000
  Amortization of the premium on forward contract.........................          --   (1,305,000)    (783,000)
  Mark to market adjustment on option.....................................          --     (253,597)    (441,719)
  Unrealized foreign exchange gain (loss) on Senior Notes (US$)...........     757,727       52,670   (5,120,825)
    Unrealized foreign exchange gains and losses on cash, receivables and payables denominated in foreign currencies (US$) and realized
      (losses) gains on transactions, net.................................  (1,455,464)     (53,857)   2,544,551
                                                                           -----------  -----------  -----------
                                                                              (697,737)  (4,023,784)  (1,973,089)
                                                                           ===========  ===========  ===========

23.      OTHER INCOME, NET

Other income, net analyzed as follows:

                                                                              December 31,
                                                                    1997         1998         1999
                                                                 -----------  -----------  -----------
Charge relating to the early extinguishment of the Senior Notes            -            -      (18,919)

Start-up costs relating to direct-to-home television                       -            -     (682,588)

Income from marketable securities                                          -            -    2,228,472

Other, net                                                            19,206        9,851        2,080
                                                                 -----------  -----------  -----------
                                                                      19,206        9,851    1,529,045
                                                                 ===========  ===========  ===========

24.      DIVIDENDS

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

         No dividends have been declared during 1997 and 1999. During 1998, dividends of GRD 1,000,000 were declared and paid.

25.      COMMITMENTS

         In addition to long-term operating lease commitments for office and studio space, the Company has entered into extended commitments integral to its operations.

         Amounts payable for commitments as of December 31, 1998 discussed below are:

                                                                 Office and
                                                                Studio Space
                                                                ------------
     2000....................................................        894,242
     2001....................................................        992,737
     2002....................................................      1,000,765
     2003....................................................      1,056,748
     2004....................................................      1,124,320
     Thereafter..............................................         21,389
                                                                ------------
          Total..............................................      5,090,201
                                                                ============

         The rental expense relating to long-term operating lease commitments for office and studio space amounted to GRD 741,238, GRD 850,810 and GRD 880,571 in the years ended December 31, 1997, 1998 and 1999.

         The Company has signed letters of guarantee for purchased licensed film and sports rights amounting to GRD 1,411,451 and GRD 498,445 as of December 31, 1998 and 1999, respectively.

26.      CONTINGENCIES

         The Company is involved in various litigation in the normal course of business, with claims totaling approximately GRD 4,818,114. The Company accrued GRD 254,525 in 1998 and GRD 203,270 in 1999, representing management's best estimate of the Company's probable liability in respect of such claims. The Company believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company's results of operations or financial position.

         The Company is involved in a litigation claim for the non-payment of advertiser contributions payable to the Pension Fund for Athens and Thessaloniki Newspaper Employees amounting to GRD 1,314,512. The contribution is payable on invoices issued to advertisers. However, the relevant authorities, in determining the contributions not paid, did not take into consideration discounts given to advertisers through the issuance of credit notes at a later date, which therefore would create a lower advertising contribution liability. In the opinion of the Company's management and of the Company's legal advisor, the Company will not be liable for such amounts and therefore an accrual has not been made.

27.      SEGMENT AND GEOGRAPHIC INFORMATION

         Effective at year end 1998, Antenna adopted Statement of Financial Accounting Standards No 131 (SFAS 131). Disclosures about Segments of an Enterprise and Related information as the last quarter of 1998 was the first time that the Company had reportable segments resulting from the acquisitions of entities operating in different businesses. Prior to September 1998 the Company had one reportable segment.

         The Company's reportable segments are: Television, Radio, Pay television, Journalism and Magazines. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segment are those assets that are used in the operations of that business. Sales are attributed to countries based on selling location.

Year ended December 31, 1998

                                                               Pay        Journalism
                                   Television    Radio      Television      School
                                   --------------------------------------------------------------------------------------
                                                                                         Elimination of
                                    Antenna     Antenna       Pacific       Antenna       related party
                                       TV        Radio       Broadcast    Spoudastiki    revenue/expenses/     Total
                                    (Greece)    (Greece)    (Australia)    (Greece)           assets        consolidated
                                   --------------------------------------------------------------------------------------
                                                                      (in thousands)
Advertising revenue                28,685,478     602,462           --             --              --         29,287,940
Related party sales                 2,898,777          --           --             --        (285,803)         2,612,974
Other revenue                         219,632          --           --        147,352              --            422,008
                                   ----------  ----------   ----------     ----------      ----------         ----------
Total revenues                     31,803,887     602,462       55,024        147,352        (285,803)        32,322,922

Depreciation and amortization         600,265      13,262       11,635          2,910              --            628,072
Amortization of programming costs  12,383,100          --           --                                        12,383,100

Operating income                    9,916,590     160,755      (85,788)        71,072        (169,004)         9,893,625
                                   ----------  ----------   ----------     ----------      ----------         ----------
Equity in net income in
  unconsolidated affiliate             20,986          --           --             --              --             20,986
Related party commission income       143,459          --           --             --              --            143,459

                                                               Pay        Journalism
                                   Television    Radio      Television      School
                                   --------------------------------------------------------------------------------------
                                                                                         Elimination of
                                    Antenna     Antenna       Pacific       Antenna       related party
                                       TV        Radio       Broadcast    Spoudastiki    revenue/expenses/     Total
                                    (Greece)    (Greece)    (Australia)    (Greece)           assets        consolidated
                                   --------------------------------------------------------------------------------------
                                                                      (in thousands)
Interest expense (income), net      2,846,445       2,820        9,113            (47)             --          2,858,331
Foreign exchange losses (gains),
  net                               4,027,652      17,051      (20,902)           (17)             --          4,023,784
Other income (expense), net            21,280     (11,534)          --            105              --              9,851
                                   ----------  ----------   ----------     ----------      ----------         ----------
Income (loss) before tax            3,228,218     129,350      (73,999)        71,241        (169,004)         3,185,806
Net income (loss)                   1,006,386      99,263      (73,999)        69,241              --          1,100,891

Segment assets
Total assets at 31 December
  1998..........................   58,964,240   1,615,650      472,821        124,114        (936,528)        60,240,297

Year ended December 31, 1999

                                                              Pay        Journalism
                                   Television    Radio     Television      School
                                   -------------------------------------------------------------------------------------------------
                                                                                                      Elimination of
                                    Antenna     Antenna      Pacific       Antenna        Dafni       related party
                                       TV        Radio      Broadcast    Spoudastiki  Communications  revenue/expenses/     Total
                                    (Greece)    (Greece)   (Australia)    (Greece)       (Greece)         assets        consolidated
                                   -------------------------------------------------------------------------------------------------
                                                                              (in thousands)
Advertising revenue                32,849,140   1,920,210           --             --        357,056                --   35,126,406
Related party sales                 2,649,190      40,408           --             --        104,698          (788,746)   2,005,550
Publication revenue                        --          --           --             --      1,805,768                --    1,805,768
Other revenue                         201,248       4,163      294,506        336,205          6,275                --      842,397
                                   ----------  ----------   ----------     ----------     ----------        ----------   ----------
Total revenues                     35,699,578   1,964,781      294,506        336,205      2,273,797          (788,746)  39,780,121

Depreciation and amortization         611,642      42,823       35,799          6,767        155,531                --      852,561
Amortization of programming costs  12,095,871          --           --             --             --                --   12,095,871

Operating income                   13,637,351     511,974       68,378         30,681        445,235          (618,819)  14,074,802
                                   ----------  ----------   ----------     ----------     ----------        ----------   ----------
Equity in net income in
  unconsolidated affiliate             24,680          --           --             --             --                --       24,680
Related party commission income       434,534          --           --             --             --                --      434,534
Interest expense, net               2,408,284      96,903        4,211            (36)       190,202                --    2,699,564
Foreign exchange losses, net        1,613,678     163,918      195,306            187             --                --    1,973,089
Other income (expense), net         1,460,613      11,474           --             --        (43,042)          100,000    1,529,045

Minority interest in profit of
  unconsolidated subsidiary, net           --          --           --             --        (58,119)               --      (58,119)
                                   ----------  ----------   ----------     ----------     ----------        ----------   ----------
Income (loss) before tax           11,535,216     262,627     (131,139)        30,530        153,872          (518,819)  11,332,289
Net income (loss)                   6,648,129     181,344     (131,139)        19,127        118,611           (74,199)   6,761,953

Segment assets
  Total assets at 31 December
  1999                             93,368,847   2,043,905      554,916        179,231      8,836,471       (13,363,886)  91,619,484
                                   ----------  ----------   ----------     ----------     ----------        ----------   ----------

Information about geographic areas are as follows:

                                                                              December 31,
                                                                    1997         1998         1999
                                                                 -----------  -----------  -----------

  Domestic....................................................... 24,139,618   30,393,515   37,924,215
  International - related party..................................  1,611,705    1,874,385    1,561,400
  International - third parties..................................         --       55,024      294,506
                                                                 -----------  -----------  -----------
                                                                  25,751,323   32,322,922   39,780,121
                                                                 ===========  ===========  ===========

                           Year Ended 31 December 1999

                                                                                Journalism
                                   Television    Radio       Pay Television       School
                                   -----------------------------------------------------------------------------------------------
                                    Antenna     Antenna                           Antenna           Dafni
                                       TV        Radio     Pacific Broadcast    Spoudastiki   Telecommunications        Total
                                    (Greece)    (Greece)      (Australia)         (Greece)         (Greece)          consolidated
                                   -----------------------------------------------------------------------------------------------
                                                                              (in thousands)
Long-lived assets:
Domestic                            9,801,781     114,029              --           21,751            2,486,544        12,424,105
                                                                                                                       ==========
International                              --          --         354,054               --                   --           354,054

                           Year Ended 31 December 1998


                                   Television    Radio       Pay Television     Journalism School
                                   --------------------------------------------------------------------------------------
                                    Antenna     Antenna                             Antenna
                                       TV        Radio     Pacific Broadcast      Spoudastiki
                                    (Greece)    (Greece)      (Australia)           (Greece)       Total consolidated
                                   --------------------------------------------------------------------------------------
                                                                       (in thousands)
Long-lived assets:
Domestic                            9,295,864     139,892              --             11,031             9,446,787
                                                                                                         =========
International                              --          --         389,852                 --               389,852

28.      SUBSEQUENT EVENTS (Unaudited)

         On February 7, 2000 Antenna TV acquired the 49% interest in Audiotex from Legion International S.A., a Lagardere Group company, that it did not already own for total consideration of GRD 55 million and an increase of the royalty fees to Legion International S.A. from 7.5% to 12.0% of Audiotex's annual revenue for 10 years. Based on the 1999 net revenues of Audiotex, the royalty fee paid to Legion International S.A. computed at 7.5% of net revenues was GRD 64.1 million ($ 0.2 million). If computed at 12.0% of net revenues, the royalty payment would have been GRD 102.6 million ($ 0.3 million).

         On February 24, 2000 the Company advanced GRD 3 billion ($ 9.2 million) in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest within the next three years, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free to air television broadcast companies. If the interest is not acquired, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

         On March 2, 2000, the Company entered into an agreement with MEAGA SA, a Greek company which is listed on the Athens Stock Exchange, to acquire approximately 70% of MEAGA, subject to the completion of due diligence by Antenna and receipt of regulatory approvals and consents. In connection with this transaction, MEAGA will sell its existing businesses to third party purchasers and the proceeds will be applied to repay all outstanding indebtedness of MEAGA. As a result, just prior to the acquisition, MEAGA will have no assets or liabilities. In exchange for its interest in MEAGA, Antenna will transfer 51% stakes in four of its subsidiaries, Antenna Radio, Antenna Spoudastaki, Audiotex and Daphne, to MEAGA. Following the completion of the acquisition, the assets and liabilities of MEAGA will be comprised of the historical book values of the businesses contributed by Antenna. The consolidated financial statements of Antenna TV will reflect a charge to recognize the cost of the disposition of the interest transferred to the minority shareholders and a corresponding recognition of a minority interest in the consolidated balance sheet.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Athens, Hellenic Republic on the 30th day of March, 2000.


                                   ANTENNA TV S.A.


                                   By: /s/ Theodore Kyriakou
                                       ---------------------
                                       Name:  Theodore Kyriakou
                                       Title: Executive Vice Chairman
                                              and Managing Director