Form 20-F
period 2000-12-31
ANTENNA TV SA
filed 2001-03-14
CIK 1047714

As filed with the Securities and Exchange Commission March 14, 2001.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

         [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934; or

         [X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2000

         [_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                 For the transition period ________ to ________

                          Commission File No. 000-25471

                          ANTENNA TV [GRAPHIC OMITTED]
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 ANTENNA TV S.A.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                          PREFECTURE OF ATHENS ATTICA,
                                HELLENIC REPUBLIC
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                             KIFISSIAS AVENUE 10-12,
                                MAROUSSI 151 25,
                                 ATHENS, GREECE
                                001-30-1-688-6100
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

            Shares of capital stock, nominal value GRD 100 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

As of March 13, 2001, the registrant had 19,849,440 shares of capital or common stock outstanding.

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           Yes     [X]       No   [_]

         Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [_]       Item 18   [X]

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

PART I
         Item 1.  Identity of Directors, Senior Management and Advisers........1
         Item 2.  Offer Statistics and Expected Timetable......................1
         Item 3.  Key Information..............................................2
         Item 4.  Information on the Company..................................14
         Item 5.  Operating and Financial Review and Prospects................43
         Item 6.  Directors, Senior Management and Employees..................57
         Item 7.  Major Shareholders and Related Party Transactions...........62
         Item 8.  Financial Information.......................................64
         Item 9.  The Listing.................................................64
         Item 10. Additional Information......................................66
         Item 11. Quantitative and Qualitative Disclosures about Market Risk..81
         Item 12. Description of Securities other than Equity Securities......84

PART II
         Item 13. Defaults, Dividends, Arrearages and Delinquencies...........84
         Item 14. Material Modifications to the Right of Security
                    Holder and Use of Proceeds ...............................84
         Item 15. Reserved....................................................84
         Item 16. Reserved....................................................84

PART III
         Item 17. Financial Statements........................................84
         Item 18. Financial Statements........................................84
         Item 19. Exhibits....................................................84


                                       (i)

                           PRESENTATION OF INFORMATION

         In this annual report, unless the context otherwise requires, "Antenna," "we," "us" and "our" refer to Antenna TV S.A. and its consolidated subsidiaries.

         We publish consolidated financial statements prepared under U.S. GAAP. We maintain our accounting records and publish our statutory financial statements under Greek tax and corporate regulations. We made certain adjustments to our accounting records to prepare the financial statements and other information in this annual report under U.S. GAAP.

                       __________________________________

         We publish our consolidated financial statements in Greek drachmae. Unless we note otherwise, all amounts in this annual report are expressed in Greek drachma. For your convenience, unless otherwise indicated, this annual report contains translations of Greek drachma amounts into U.S. dollars at GRD
362.95 = $1.00, the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2000. See "Exchange Rate Information" for historical information about the noon buying rate. You should not construe these translations as representations that the amounts referred to actually represent translated amounts or that you could convert these amounts into the translated currency at the rates indicated.

                       __________________________________

         Except where we otherwise attribute market or market share data to another source, all market and market share data included in this annual report are our own estimates. These estimates are based upon our experience in the media industry and our familiarity with the relevant Greek markets. While we believe these estimates to be reliable, we have not verified them with independent sources.


                                      (ii)

                           FORWARD-LOOKING STATEMENTS

         The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in the forward-looking statements made in this annual report. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "will likely result," "are expected to," "will continue," "believe," "is anticipated," "estimated," "intends," "expects," "plans," "seek," "projection" and "outlook." These statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this annual report. Among the key factors that have a direct bearing on our results of operations are:

         o our ability to successfully implement our growth and operating strategies;

         o        changes in economic conditions;

         o competition from other broadcast companies, media and new technologies;

         o        fluctuation of exchange rates; and

         o        changes in the law and government regulations.

These and other factors are discussed under "Item 3. -- Key Information -- Risk Factors" and elsewhere in this annual report.

         Because the risk factors referred to in this annual report could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made in this annual report by us or on our behalf, you should not place undue reliance on any of these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors will emerge in the future, and it is not possible for us to predict which factors they will be. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements.


                                      (iii)

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.

KEY INFORMATION

A.       SELECTED HISTORICAL FINANCIAL DATA

         You should read the following selected consolidated financial data together with our consolidated financial statements, the notes to those financial statements and the information under "Item 5. -- Operating and Financial Review and Prospects." The selected consolidated financial data as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 are derived from our audited financial statements. The financial statements as of December 31, 1999 and 2000 and the fiscal years ended December 31, 1998, 1999 and 2000 are included elsewhere in this annual report and have been audited by KPMG Kyriacou Certified Auditors SA, independent auditors. Our 1998 financial statements have been restated to reflect the acquisition of certain businesses under common control.

                                                           FISCAL YEAR ENDED DECEMBER 31,
                                                           ------------------------------
                                         1996        1997         1998        1999        2000         2000
                                         ----        ----         ----        ----        ----         ----
                                        (GRD)        (GRD)       (GRD)        (GRD)       (GRD)        ($)
STATEMENT OF OPERATIONS DATA                            (IN MILLIONS, EXCEPT PER SHARE DATA)
Advertising revenue.............        22,086       23,242      29,288       35,126      39,591         109
Related party revenue..........          3,139        2,317       2,613        2,006       1,653           5
Publication revenue............             --           --          --        1,806       7,706          21
Other revenue..................            141          192         422          842       6,315          17
                                        ------       ------      ------       ------      ------      ------
Total net revenue..............         25,366       25,751      32,323       39,780      55,265         152
                                        ======       ======      ======       ======      ======      ======
Cost of sales..................          7,562        5,394       5,392        7,976      16,254          45
Selling, general and
     administrative expenses...          3,117        3,716       4,026        4,780       7,197          20
Amortization of programming
     costs.....................         11,565       12,434      12,383       12,096      13,572          37
Depreciation and amortization..            467          494         628          853       1,419           4
                                        ------       ------      ------       ------      ------      ------
Operating income...............          2,655        3,713       9,894       14,075      16,823          46
Interest (expense), net........         (2,049)      (2,533)     (2,858)      (2,700)     (3,306)         (9)
Foreign exchange (losses)
     gains, net(1).............            276         (698)     (4,024)      (1,973)     (2,984)         (8)
Equity in net income of
     unconsolidated affiliate..             --           --          21           25           2          --
Related party commission income             --           --         143          434          48          --
Other income (expense), net(2).             21           19          10        1,529        (435)         (1)
Minority interest in profit of
     Consolidated subsidiaries.             --           --          --          (58)        (85)         --
                                        ------       ------      ------       ------      ------      ------
Earnings before income taxes...            903          501       3,186       11,332      10,063          28
Provision for income
     taxes(1)(3)...............            431          248       2,085        4,570       3,012           8
Extraordinary gain on
     repurchase of senior
     notes (net of income
     taxes of GRD 83,244)......             --           --          --           --         125          --
                                        ------       ------      ------       ------      ------      ------
Net income.....................            472          253       1,101        6,762       7,176          20
                                        ======       ======      ======       ======      ======      ======
Basic and diluted earnings per
     share before
     extraordinary gain........           28.1         15.1        65.6        354.4       355.2         1.0
                                        ======       ======      ======       ======      ======      ======
Basic and diluted
     extraordinary gains per
     share.....................             --           --          --           --         6.3          --
                                        ======       ======      ======       ======      ======      ======
Basic and diluted earnings per
     share(4)..................           28.1         15.1        65.6        354.4       361.5         1.0
                                        ======       ======      ======       ======      ======      ======
BALANCE SHEET DATA (AT PERIOD
     END)
Total assets...................         35,504       52,081      60,240       91,619      95,288         262
Net assets ....................          5,131        5,385      (6,484)      25,548      25,867          71
Share Capital .................          1,677        1,677       1,677        1,985       1,985           5.5
Long-term obligations..........          2,001       32,718      32,963       37,185      33,239          92
Total debt(5)..................         14,780       32,790      34,539       40,849      46,845         129
Shareholders' equity...........          5,131        5,385       6,484       25,548      25,867          71
OTHER DATA
EBITDA(6)......................         14,687       16,641      22,905       27,024      31,814          88
EBITD(7).......................          3,122        4,207      10,522       14,928      18,242          50
Net cash provided by (used in)
     operating activities......          1,857       (4,785)      2,684        4,334      (4,680)        (13)
Net cash used in investing
     activities................           (226)        (240)       (365)     (12,037)    (24,629)        (68)
Net cash provided by (used in)
     financing activities......         (4,463)      16,609      (2,500)      23,055       2,961           8
Cash dividends per share.......             --           --          59.6         --          --          --

------------------------

(1) During 1998, the drachma appreciated against the U.S. dollar, which resulted in a foreign exchange loss on a forward contract for which no tax benefit has been recognized due to the uncertainty of the ultimate ability to realize such tax benefit. See Item 5.--Operating and Financial Review and Prospects--Quantitative and Qualitative Disclosures About Market Risk."

(2) Other income in 1999 resulted principally from the sale of marketable securities and other expenses related to start up costs related to direct-to-home television (see note 25 of the notes to our consolidated financial statements).

(3) During 2000, the conditions of SFAS 53 were satisfied with respect to certain license and distribution fees (as cash collections were received) and the valuation allowance established on the deferred tax asset relating to such fees was reversed.

(4) The earnings per share for the year ended December 31, 1999 have been adjusted to properly calculate using the weighted average number of shares.

(5) Total debt includes bank overdrafts and short-term borrowings, long-term indebtedness (including the current portion thereof) and long-term obligations under capital leases (including the current portion thereof).

(6) EBITDA represents earnings before interest expense (net), income taxes, depreciation and amortization, and amortization of programming costs, minority interests and non-operating income (expenses). Management believes that EBITDA is also a useful measure of operating performance. EBITDA does not represent cash flow from operations as defined by U.S. GAAP, is not necessarily indicative of cash flow available to fund all cash flow needs and should not be considered as an alternative to net income under U.S. GAAP for purposes of evaluating our results of operations.

(7) EBITD represents earnings before interest expense (net), income taxes and depreciation and amortization, minority interests and non-operating income (expenses). It is calculated after amortization of programming costs. Management believes that EBITD is a useful measure of operating performance because it is industry practice to evaluate operations based on operating income before interest and depreciation, which is generally equivalent to EBITD and EBITD is unaffected by the debt and equity structure of a company. EBITD does not represent cash flow from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income under U.S. GAAP for purposes of evaluating our results of operations.

EXCHANGE RATE INFORMATION

         The table below presents, for the periods indicated, the high and low exchange rates based on the noon buying rate in the City of New York between the Greek drachma and the U.S. dollar as certified by the Federal Reserve Bank of New York, expressed as drachmae per dollar.

                                             YEAR ENDED DECEMBER 31,
                                             -----------------------
                                    1996      1997      1998      1999     2000
                                    ----      ----      ----      ----     ----
U.S. Dollar
         High......................247.80    293.60    323.13    327.90   410.30
         Low.......................234.58    244.60    276.60    282.25   320.10
         Average(1)................240.82    274.47    295.70    308.46   367.01
         Rate at end of period.....246.96    284.02    279.90    327.90   362.95

------------------------
(1) The average of the noon buying rate on the last business day of each month during the applicable period.


         Fluctuations in the exchange rate between the Greek drachma and the U.S. dollar will affect the market price of the ADSs on the Nasdaq and the London Stock Exchange. Any fluctuations will also affect the U.S. dollar amounts received by owners of ADSs on conversion by the Depositary of cash dividends, if any, paid in Greek drachmae on the underlying shares. On March 16, 1998, the Greek drachma entered the exchange rate mechanism of the European Monetary System to fulfill the criteria of the EU Maastricht Treaty for exchange rate stability. This was accompanied by a 13.8% devaluation of the drachma against the U.S. dollar.

         The European Summit of June 19, 2000 formally acknowledged that Greece meets the criteria of the EU Maastricht Treaty for entry in the European Monetary Union (or EMU) on January 1, 2001. The drachma has been accepted as the twelfth currency in the EMU at the fixed rate of GRD 340.75 = EURO 1.00. On March 13, 2001, the noon buying rate in the City of New York between the euro and the U.S. dollar as certified by the Federal Reserve Bank of New York, expressed in dollars per euro was EURO 1.00 equals USD 0.9148.

B.       CAPITALIZATION AND INDEBTEDNESS

         NOT APPLICABLE.

C.       REASONS FOR THE OFFER AND USE OF PROCEEDS

         NOT APPLICABLE.

D.       RISK FACTORS

RISKS RELATING TO OUR OPERATIONS

OUR OPERATING RESULTS WILL DEPEND ON THE PREVAILING ECONOMIC CONDITIONS IN GREECE, INCLUDING THE RATE OF INFLATION

         We generate a significant portion of our revenues from the sale of advertising airtime. Historically, advertising in most forms of media, including television, has been correlated to general economic conditions. Since almost all of our business is conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In the past, the advertising market has shown above average growth as compared to growth in Greece's gross domestic product. There has been a decrease in advertising expenditures relative to comparable periods in prior years beginning in the fourth quarter of 2000, and although we believe that advertising expenditures will continue to grow over the medium to long-term, we cannot assure you that the Greek advertising market will continue to grow at historical levels. Additionally, Greece has experienced high annual rates of inflation in the past. Although the rate of inflation has lessened in recent years, we cannot assure you that these lower levels of inflation will continue nor can we assure you that inflation will not adversely affect our business. For a discussion of the impact of inflation on our business, see "Item 5.--Operating and Financial Review and Prospects--Inflation."

WE ARE SUBJECT TO FACTORS SPECIFIC TO THE TELEVISION AND RADIO BROADCASTING INDUSTRY THAT COULD IMPACT OUR RESULTS

         The following factors, specific to the broadcast industry, may affect our profitability:

         o        changes in audience tastes;

         o        changes in priorities of advertisers;

         o new laws or governmental regulations and policies affecting broadcasters;

         o        changes in the tax laws affecting advertisers; and

         o        technological advances.


We cannot predict which, if any, of these or other factors might have a significant impact on the television and radio broadcast industry in Greece in the future, nor can we predict what impact, if any, the occurrence of any of these factors or other developments might have on our business.


THERE IS INTENSE COMPETITION IN THE GREEK MEDIA SECTORS IN WHICH WE OPERATE, WHICH WE EXPECT TO CONTINUE

         We:

         o compete for revenue, viewers and programming primarily with other private television networks, government owned and operated television stations, an analog and digital subscription television operator, and with other radio stations;

         o also compete for revenue with other advertising media, such as newspapers and outdoor advertising;

         o expect to compete in the future with other distribution channels for television programming such as cable and direct broadcast satellite; and

         o compete with alternative sources of entertainment that reduce the number of people watching television, listening to radio or reading magazines.

For a further discussion of our competitive position, see "Item 4. -- Information on the Company --Competition."

CURRENT AND FUTURE TECHNOLOGICAL DEVELOPMENTS WILL AFFECT COMPETITION WITHIN THE TELEVISION INDUSTRY

         Further advances in technology such as video compression, which would permit the same broadcast or cable channel or satellite transponder to carry multiple video and data services, and programming delivered through telephone lines or direct broadcast satellites, could result in lower entry barriers for new channels and an expanded field of competing services. In addition, the introduction of digital television, which can be transmitted by satellite, cable or a terrestrial network, could result in new competitors, particularly cable and satellite operators, for our current operations as well as the operations of any digital satellite television venture in which we may choose to participate. If we were unable to pursue digital satellite television opportunities on acceptable terms or at all, we could be at a competitive disadvantage. Potential competitors may have substantially greater financial, marketing and other resources, and we cannot assure you that we will be able to compete effectively against our existing or future competitors. For a further discussion of our competitive position, see "Item 4. -- Information on the Company--Investment in New Media" and "--Competition."

SEASONALITY OF ADVERTISING EXPENDITURES COULD IMPACT OUR BUSINESS

         Our revenue reflects seasonal patterns of advertising expenditures, which is common in the broadcast industry. Advertising revenue, which in 2000 represented 71.6% of total net revenue, is usually lowest in the third quarter and highest in the fourth quarter. During 2000, 14.7% of our advertising revenue was generated in the third quarter and 30.3% in the fourth quarter. Consequently, our business depends substantially on advertising revenue generated in the first, second and fourth quarters which represented 85.3% of our advertising revenue in 2000. Unsatisfactory revenue during these periods, particularly the fourth quarter, could harm our business. For a further discussion of our advertising revenues, see "Item 5.-- Operating and Financial Review and Prospects" and "Item 4. -- Information on the Company--Television Advertising--General."

OUR SUCCESS IN ATTRACTING VIEWERS, LISTENERS AND READERS WILL HAVE AN EFFECT ON OUR BUSINESS

         Our ability to attract advertisers and generate revenue and profits is dependent in large part on our success in attracting viewers, listeners and readers through the programming we broadcast and the magazines we publish. Although we make significant investments in programming and in our magazines, we cannot assure you that our programming will maintain satisfactory viewership or listenership levels, or that our magazines will maintain satisfactory readership levels, in the future.

COSTS OF PRODUCING AND ACQUIRING TELEVISION PROGRAMMING AND THE TIMING OF SUCH EXPENDITURES MAY CAUSE OUR OPERATING RESULTS AND CASH FLOW TO VARY WIDELY

         Our most significant operating costs are the costs of television programming, including studio rental, payroll and program rights, whether it is programming we produced or programming produced by third parties. We cannot assure you that we will be able to contain the costs of producing programs or the costs of acquiring exhibition rights. As a result, our costs of programming production and programming acquisition may increase at a faster rate than our advertising revenue, and the timing of such expenditures may cause our operating results and cash flow to vary widely. In acquiring programming from third parties, we compete against other broadcasters, typically on the basis of price. To produce programming, we rely on our personnel and we compete with other Greek broadcasters and independent production companies to attract and retain qualified personnel.

BECAUSE OF THE ACCOUNTING POLICIES WE FOLLOW, WE COULD UNDERESTIMATE OUR REPORTING OF COSTS

         We followed U.S. Financial Accounting Standards Board Statement No. 53 FINANCIAL REPORTING BY PRODUCERS AND DISTRIBUTORS OF MOTION PICTURE FILMS (or SFAS 53), concerning amortization of programming production and acquisition costs. Consequently, all direct and certain indirect production costs incurred, other than relating to news and similar programming, are capitalized as investment in programs. These costs are stated at the lower of unamortized cost or estimated net realizable value. Under SFAS 53, estimated total production costs for an individual program or series are amortized in the proportion that the revenue realized relates to management's estimate of the total revenue expected to be generated from such program or series based on past experience. If revenue or cost estimates of a television program or series change, we may have to write-down all or a portion of the unamortized costs of those television programs or series. We cannot assure you that these estimates will not change or that any resulting write-down of capitalized costs will not have a significant impact on our business. For a further discussion of SFAS 53, see "Item 5.--Operating and Financial Review and Prospects--General."

WE EXPECT TO RECORD A ONE-TIME CHARGE FOR THE INITIAL ADOPTION OF A NEW ACCOUNTING STANDARD.

         The AICPA issued Statement of Position 00-2 "Accounting by Producers or Distributors of Films" (or SOP 00-2) in June 2000, effective for fiscal years beginning after December 15, 2000. SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as noncurrent assets. For the quarter ending March 31, 2001, we expect to record a one-time after-tax charge for the initial adoption of the standard, which will be between GRD 250 million ($0.7 million) and GRD 600 million ($1.6 million).

WE ARE DEPENDENT ON A NUMBER OF KEY PERSONNEL AND CREATIVE TALENT

         Our performance depends largely on the efforts and abilities of senior management and other personnel, including our present officers. Our performance also depends on our ability to identify, attract and retain talent such as actors and directors. We also must be able to identify, attract and retain journalists, some of whom must work under life-threatening situations. The loss of the services of, or injury to, some of these individuals may harm our business. We generally have employment agreements with terms of three to five years with our key personnel which contain non-competition provisions. We do not maintain key man life insurance policies on any of our personnel. For a further discussion of our talent and key personnel, see "Item 6.--Directors, Senior Management and Employees" and "Item 4.--Information on the Company--Business--Programming--Programming Produced by Antenna."

EXCHANGE RATE FLUCTUATIONS IMPACT OUR RESULTS

         We generate a significant proportion of our revenue in drachmae. Our 9% senior notes due 2007 are denominated, and we are required to make all principal and interest payments, in dollars. Consequently, we are subject to significant foreign exchange risks. We have in the past, and may from time to time in the future, hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options. We have experienced net foreign exchange losses in the past and could experience them in the future if foreign exchange rates shift in excess of the risk covered by our hedging arrangements. During the year ended 2000, the drachma-dollar noon buying rate varied from a low of GRD 320.10 per dollar to a high of GRD 410.30 per dollar. For a discussion on the impact of changes in foreign exchange rates on our business, see "Item 5.--Operating and Financial Review and Prospects--Quantitative and Qualitative Disclosures About Market Risk."

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE

         As we continue to develop and expand our business, we may require additional capital to fund our capital expenditures, potential acquisitions, research and development and working capital needs, as well as our debt service requirements and cash flow deficits. In addition, we continually reevaluate our business plan in our rapidly changing industry. Our business plan may change in material respects in the intermediate term. Any such change could result in unforeseen needs for additional financing. Our revenues and costs are dependent on factors that are largely beyond our control, such as changes in technology, increased competition, regulatory developments, fluctuation in interest or currency exchange rates and various other factors. Due to the uncertainty of these factors, our actual revenues and costs may vary significantly from our forecasts. Any such significant variation will affect our future capital requirements.

RISKS RELATING TO OUR ENTRY INTO DIGITAL SATELLITE TELEVISION AND THE INTERNET

AS WE ENTER INTO NEW MEDIA, WE ARE FACED WITH NEW OPERATIONAL CHALLENGES

         We expect to use digital satellite television and the Internet as further distribution channels of our programming and publishing content. We generally have no prior history of operations in these media. Expansion of our existing broadcast operations into such new media could:

         o        divert the use of our resources and systems;

         o        require additional resources that might not be available;

         o        result in new or more intense competition;

         o require different marketing strategies or greater start-up expenditures than anticipated; or

         o otherwise fail to achieve anticipated results in a timely fashion, if at all.

We cannot assure you that we will be able to expand our existing business into, or compete successfully in, any new media sector. Our ability to successfully manage our entry into new media will require continued enhancement of our operational, management and financial resources and controls. Our failure to manage effectively our entry into new media could adversely harm our business.

THE DIGITAL SATELLITE TELEVISION SECTOR IN GREECE IS NEW AND UNDERDEVELOPED

         Potential demand for direct broadcast via satellite, and the degree to which any platform's service will meet that demand, cannot be estimated with certainty. Consequently, we cannot assure you that any digital television operations will achieve market acceptance or that there will be sufficient demand for direct broadcast satellite services to enable any digital television venture to achieve significant revenues, cash flow or profits. Numerous factors beyond our control will affect any digital television platform's ability to gain market acceptance. These include:

         o the willingness of consumers to pay subscription fees to obtain digital broadcasts;

         o the cost, availability and consumer acceptance of the proposed receiver systems;

         o        the marketing and pricing strategies of competitors;

         o        programming and content provided by our competitors;

         o        the development of alternative technologies or services; and

         o        general economic conditions.


Further, if the satellite receiver technology of our potential platform's competitors becomes commonly accepted as the standard for satellite receivers in Greece, our potential platform would be at a significant technological disadvantage. Finally, our ability to participate in this area will depend in part on the opportunities that present themselves. We cannot assure you that appropriate opportunities will arise.


TO FUND OUR ENTRANCE INTO NEW MEDIA, WE EXPECT TO INCUR LOSSES

         As we begin to expand into digital satellite television and the Internet as further distribution channels of our programming and publishing content, we expect to incur losses from these operations over the short- and intermediate-term. We cannot assure you when, or to what extent, these operations will become profitable. Our success in achieving profitability in these new media is largely dependent upon effectively carrying out our digital satellite television and Internet strategy. If we are unable to achieve profitability, it may harm our business.

WE HAVE YET TO NEGOTIATE ENTRY INTO THE DIGITAL SATELLITE TELEVISION MARKET

         We have been evaluating our options for entering the digital satellite television market since early 1999. We expect that we will proceed in partnership with one or more parties to pursue digital satellite television opportunities. We have been in negotiations with various parties concerning possible joint ventures; however, to date we have not reached agreement with any such parties. We cannot assure you that we will be successful in negotiating our entry into the market.

TO THE EXTENT WE ENTER THE DIGITAL SATELLITE TELEVISION MARKET WITH OTHER PARTNERS, WE ARE NOT LIKELY TO HOLD A CONTROLLING INTEREST

         To the extent we do proceed with other partners, we are not likely to hold a controlling interest in the joint venture. Thus, we do not expect we will have the ability to control the management of that venture or to unilaterally implement strategies we deem necessary or desirable to achieve satisfactory operating or financial results. Although we could have a significant role in the management, operations and strategies of this type of venture, we cannot assure you that we would be able to exercise operational control over the venture or that we could influence the strategic direction of the venture. We cannot assure you that a venture in which we have a minority interest will operate in a manner consistent with our interests, including the purchase and distribution of programming from our library. The proposed capital and other requirements for any digital television venture will be determined based on our evaluation of the market and prospects of a digital television platform in Greece. We cannot assure you that capital and other resources will be available to meet these business objectives.

THE REGULATORY REGIME FOR DIGITAL SATELLITE TELEVISION IS NEW

         The regulatory framework for direct broadcast satellite operations in Greece, the Subscription Broadcast Law, is new and we cannot assure you that operations of any platform of which we are a part can be undertaken within the newly established framework for such a medium. For a further discussion of the regulatory regime under which such platform would operate, see "Item 4.--Information on the Company--Business--Regulation."

THE ACCEPTANCE OF THE INTERNET AS A MEANS OF DELIVERY OF CONTENT REMAINS HIGHLY UNCERTAIN

         We plan to establish a position in the Internet marketplace in Greece. The success of this element of our strategy will depend upon the expansion of the Internet, generally and in Greece, as a platform for communication and commerce. If the Internet does not continue to become a widespread communications medium and commercial marketplace, the demand for the delivery of our content via the Internet and other Internet-related services could be significantly reduced, and any future Internet-based features may not be commercially successful. Conversely, the Internet infrastructure may not be able to support the demands placed on it by continued growth. The Internet could lose its viability due to delays in the development or adoption of new equipment, standards and protocols to handle increased levels of Internet activity, security, reliability, cost, ease of use, accessibility and quality of service.

IMPACT OF REGULATION

WE ARE SUBJECT TO EXTENSIVE REGULATION

         Extensive Greek government and EU regulations govern broadcast operations in Greece. These regulations address numerous matters, including:

         o the issuance, renewal, transfer and ownership of station licenses;

         o        the timing and content of programming;

         o the timing, content and amount of commercial advertising permitted; and

         o the percentages of programming to be produced or originated in local markets.

THE REGULATORY REGIME FOR BROADCASTERS IN GREECE HAS YET TO BE FORMALIZED

         Since private commercial television stations began operating in Greece in 1989, various governmental actions and pronouncements, short of the outright grant of licenses, have been taken or made. Similarly, no radio stations in Greece have formally received licenses. We believe that:

         o        we have all approvals necessary for our operations;

         o we satisfy all requirements for the continuing renewal of our approvals; and

         o we are in compliance in all material respects with all applicable laws, rules and regulations governing our operations.

However, we cannot assure you that more restrictive laws, rules or regulations will not be adopted in the future, or that the interpretation or policy concerning enforcement of existing laws, rules or regulations will not shift in such a manner that could make compliance more difficult or expensive or otherwise adversely affect our business or prospects. For a further discussion concerning the regulatory framework in the television and radio broadcast industries, see "Item 4.--Information on the Company--Business--Regulation."

RISKS RELATING TO OUR INDEBTEDNESS

OUR INDEBTEDNESS IMPOSES LIMITATIONS ON OUR OPERATIONS

         At December 31, 2000, we had outstanding total debt of approximately GRD 46,845 million ($129.1 million) and total shareholders' equity of approximately GRD 25,867 million ($71.3 million).

Our large amount of debt and our obligations to make principal and interest payments on our senior notes, our other indebtedness and any additional indebtedness, could have important consequences, including:

         o we may have more debt than our competitors, which could put us at a competitive disadvantage;

         o our debt levels may reduce our flexibility in responding to changing economic and industry conditions;

         o our debt levels may make us more vulnerable to general economic and industry specific downturns; and

         o our debt levels may limit our ability to pursue business opportunities, to borrow more money for operations, development of programming, or capital expenditures in the future, to compete effectively in our industry and to implement our business strategy.

Any inability to repay our debt or obtain additional financing, as needed, could harm our business.

THE INDENTURE RELATING TO OUR SENIOR NOTES CONTAINS A NUMBER OF SIGNIFICANT COVENANTS

         The restrictions contained in the indenture relating to our senior notes limit our ability to, among other things:

         o        incur more debt;

         o        create liens;

         o        pay dividends and make distributions or repurchase stock;

         o        make investments;

         o        sell assets;

         o        enter into new businesses;

         o        enter into sale-leaseback transactions;

         o merge or consolidate or transfer and sell substantially all of our assets; and

         o        engage in transactions with affiliates.

These restrictions may adversely affect our ability to finance our future operations or capital needs, or to engage in other business activities that may be in our interest.

OUR OPERATIONS MAY BE IMPACTED IF CASH FLOW IS INSUFFICIENT TO REPAY OUR INDEBTEDNESS

         Our ability to pay interest on our senior notes and to satisfy our other debt obligations depends on our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. If our cash flow and capital resources are insufficient to repay our indebtedness, we may need to reduce or delay capital expenditures or programming expenditures, sell assets, obtain additional equity capital or restructure our indebtedness. We cannot assure you that our cash flow and capital resources will be sufficient for payment of our indebtedness in the future. In the absence of sufficient operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to repay our indebtedness, and we cannot assure you of the timeliness of any sales or the proceeds which we could realize from any sales. See "Item 5.--Operating and Financial Review and Prospects--Liquidity and Capital Resources."

IF WE COMPLY WITH THE REQUIREMENT UNDER GREEK CORPORATE LAW THAT WE PAY AN ANNUAL DIVIDEND WE MAY BE IN DEFAULT UNDER THE INDENTURE GOVERNING OUR SENIOR NOTES

         Greek corporate law requires that we pay an aggregate annual dividend equal to the greater of 6% of our paid in share capital or 35% of our net profits for the previous financial year. All such amounts are based on our Greek GAAP financial statements approved by our shareholders. The indenture governing our senior notes restricts our ability to pay dividends to amounts tied to our net income or to proceeds of equity issuances, in either case, as measured under U.S. GAAP. As a result, we might be required under Greek corporate law to pay dividends even though under U.S. GAAP we do not have sufficient funds from which such dividends can be paid under the indenture. Were this to occur, we would either need to obtain a waiver of the required dividends (which would require the unanimous approval of our shareholders) or default under the indenture governing our senior notes. Any default under the indenture governing our senior notes could harm our business.

RISKS RELATED TO THE OWNERSHIP OF OUR SHARES

OUR SHARE OWNERSHIP IS HIGHLY CONCENTRATED AND, AS A RESULT, OUR PRINCIPAL SHAREHOLDERS CONTROL OUR BUSINESS

         Five shareholders, including our founder and three shareholders controlled by members of his family, collectively own approximately 78% of our ordinary shares and control our Board of Directors and all shareholders' decisions and determine our policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all or substantially all of our assets.

         In addition, the concentration of our ownership may have the effect of delaying, deterring or preventing a change in control. Under the indenture relating to our senior notes, upon a change of control, as defined in the indenture, each holder of senior notes has the right to require that we purchase its senior notes at a price equal to 101% of the principal amount of our senior notes, plus accrued and unpaid interest, if any, to the date of purchase.

IF OUR FOUNDER OR MEMBERS OF HIS FAMILY WERE TO SELL SHARES IN THE FUTURE, SUCH SALES COULD DEPRESS OUR SHARE PRICE

         Sales of a substantial number of our shares in the public market could cause the market price of our shares to drop. Although to date, these shareholders have not sold any of their shares, the shares held by these four shareholders could be sold subject to the volume and manner of sale limitations of Rule 144 under the Securities Act or by means of registered public offerings.

OWNERSHIP OF OUR SHARES MAY BE SUBJECT TO CERTAIN RESTRICTIONS UNDER THE GREEK MEDIA LAW

         The Media Law imposes restrictions on ownership of the share capital of a licensed broadcaster, including ourselves:

         o non-EU investors in aggregate are not allowed to own more than 25% of the voting shares of a licensed broadcaster;

         o no shareholder of a licensed broadcaster, irrespective of nationality, may hold more than 25% of the share capital of that broadcaster;

         o no shareholder of a licensed free-to-air broadcaster can invest in, or serve as a director or officer of, any other free-to-air television broadcaster;

         o no shareholder of a licensed broadcaster can invest in, or serve as a director or officer of, more than two types of media enterprises. Media enterprises mean:

                  o        television broadcasters of any kind;

                  o        radio broadcasters of any kind; and

                  o        daily press publishers (excluding magazines); and

         o shares of a licensed broadcaster held by corporations must also be registered in the name of the natural persons who are shareholders of those corporations. However, this requirement will not apply to:

                  o our ADSs, or to the shares underlying our ADSs held by The Bank of New York (or the Depositary), so long as they are held by the Depositary and the Depositary holds not more than 25% of our share capital; or

                  o shares held by open-ended mutual funds qualifying as Undertakings for Collective Investments in Transferable Securities (or UCITS) under EU Directive 85/611/EEC, provided no single UCITS holds more than 2.5% of our share capital and UCITSs, in aggregate hold not more than 10% of our share capital.

If a shareholder's holdings exceed any of these thresholds, the Media Law provides that such shareholder will not be able to exercise voting rights or receive dividends or other distributions which are attributable to any shares acquired which exceed such thresholds.

YOUR ABILITY TO DEPOSIT SHARES WITH THE DEPOSITARY UNDER OUR ADS FACILITY MAY BE LIMITED BY THE MEDIA LAW

         In order to take advantage of the exemption under the Media Law described in the preceding risk factor, the Depositary may not hold more than 25% of our share capital. If you seek to deposit shares with the Depositary in return for ADSs, and, as a result of your deposit, the Depositary were to hold more than 25% of our share capital, the Depositary may refuse to accept your deposit and issue ADSs in return for your shares.

PREEMPTIVE RIGHTS MAY NOT BE AVAILABLE TO U.S. HOLDERS OF SHARES OR ADSS

         Under Greek law and our Charter, before any new shares are issued, we must offer holders of our existing shares preemptive rights to subscribe and pay for a sufficient number of shares to maintain their existing ownership percentages. U.S. holders of shares or ADSs may not be able to receive (and trade) or exercise preemptive rights for new shares or for shares underlying ADSs unless a registration statement under Securities Act is effective relating to such rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement relating to these shares or ADSs will depend on the costs and potential liabilities resulting from any such registration statement, as well as the perceived benefits of enabling U.S. holders of shares and ADSs to exercise their preemptive rights and any other factors we may consider appropriate at the time. If U.S. holders of shares or ADSs are not able to receive (and trade) or exercise preemptive rights granted in respect of their shares or the shares represented by their ADSs in any rights offering by us, they may not receive the economic benefit of such rights. In addition, their proportional ownership interests in Antenna will be diluted.

THE PRICE OF OUR ADSS HAS BEEN, AND MAY CONTINUE TO BE, VOLATILE

         The market price of our ADSs has been subject to volatility in the past, and could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include the following:

         o        actual or anticipated fluctuations in our operating results;

         o        the condition of the Greek economy;

         o potential or actual sale of large blocks of our shares into the market;

         o competitors' and comparable companies' positions in the market;

         o        changes in financial estimates by securities analysts;

         o conditions and trends in the banking sector in Greece and Europe;

         o our earnings releases and the earnings releases of our competitors; and

         o the general state of the securities markets (with particular emphasis on Greece and the media sector).

ITEM 4.  INFORMATION ON THE COMPANY


                                    BUSINESS

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Our legal name is Antenna TV societe anonyme. Our commercial name is Antenna TV. Our principal corporate offices are located at Kifissias Avenue 10-12, Marouissi 151 25, Athens, Greece and our telephone number is (30-1) 688-6100. We were incorporated in 1989 under the laws of the Republic of Greece. Our Website is www.antenna.gr. Information on our Website is not incorporated by reference in this annual report.

         We are a leading media group in Greece. We own and operate Antenna TV, which is the leading television broadcast network and producer of television programming in Greece. We also own and operate a leading radio station, Antenna FM, and have a controlling interest in a publishing company, Daphne Communications. We intend to use digital satellite television and the Internet as further distribution channels for our programming and publishing content and our brand. We also intend to take advantage of opportunities for cross-promotion and synergies across our media group, as well as through cooperative relationships with third parties. For example, we entered into a cooperation agreement with another Greek television broadcaster with a nationwide license, Makedonia TV, and a consulting agreement with another Greek radio station, Rythmos FM.

         Antenna TV was founded by Mr. Minos Kyriakou, our current Chairman, and began operating in December 1989 shortly after the introduction of private commercial television in Greece. Among Greek television networks, Antenna has the leading position in terms of ratings and audience share and, we believe, the leading share of television advertising revenue. Our position has been achieved through emphasizing quality and innovative programming that appeals to a variety of audience segments representing a broad cross-section of the Greek population. Our network, as well as our programming, benefit from strong brand recognition. Antenna TV:

         o operates 24 hours a day, seven days a week through a network of approximately 500 transmission towers and relay stations located throughout Greece; and

         o provides television broadcasting services that reach over 99% of Greece's 3.2 million television households giving us access to an audience of approximately 10.5 million people.

         We have positioned ourselves as a provider of high quality innovative television programs and as the authoritative voice in Greece for news and current affairs programs. We produce a significant proportion of our own programming. For example, we are the only Greek network to consistently produce two of our own daily soap operas, which are among the most popular television programs in Greece. This enables us to respond effectively to the viewing tastes of our target audiences and to control costs through test marketing pilot programs. This strategy is designed to maximize audience share and ratings. In 2000, based on hours of broadcast, we produced approximately:

         o 65% of our weekly, prime time programming (9:00 p.m.-11:00 p.m.); and

         o        77% of programming aired between 7:00 a.m. and 1:00 a.m.

We acquired the balance of our programming from a variety of suppliers, principally U.S. studios and programming distributors. Since 1990, we have been a principal contributor from Greece to foreign news services for news relating to Greece, a regular contributor to CNN's Sunday World Report and a contributor of news feeds to a number of networks relating to certain areas outside of Greece, such as the Balkan countries.

         During 1999, as part of our strategy of expanding into media-related businesses, we acquired Antenna FM and a controlling interest in Daphne Communications. In February 2000, we entered into a cooperation agreement with Makedonia TV, one of the other six Greek commercial TV broadcasters with a nationwide license, under which we advise on staffing, scheduling, broadcasting and advertising sales. We also acquired an option to acquire a 51% interest in Makedonia TV, when and if such acquisition is allowed under applicable law. In August 2000, we acquired interests in two Bulgarian media businesses, including the leading private television network in Bulgaria having one of three nationwide licenses and a radio station. Also in August 2000, we entered into a consulting agreement with Rythmos FM, effective June 1, 2000, to provide expertise in production, advertising sales, promotion and financial activities.

B.       BUSINESS OVERVIEW

OUR STRATEGY

         Our objective is to become the leading media group in Greece and for Greek-speaking audiences outside of Greece. To further this objective, we intend to:

REINFORCE OUR LEADERSHIP POSITION IN THE TERRESTRIAL TELEVISION BROADCASTING MARKET

         We intend to continue to:

         o produce and broadcast programming that enables us to maintain and enhance our leading position in the Greek multi-channel television market;

         o seek to maximize our audience share and be a market innovator in programming formats and scheduling;

         o seek to maximize advertising revenue by broadcasting and producing programming that appeals to a variety of audience segments and targeting viewers that are most attractive to advertisers; and

         o seek growth opportunities through selective acquisitions and cooperation arrangements such as our recent cooperation agreement with Makedonia TV.

LEVERAGE OUR LEADING POSITION IN THE PRODUCTION OF GREEK LANGUAGE TELEVISUAL CONTENT

         We are one of the leading producers of Greek language media content. We intend to develop and leverage that content across our multiple distribution channels. In furtherance of this strategy, we intend to:

         o continue to make investments in programming to build up our programming library. We intend to exploit this library through the airing of reruns (many of which are fully amortized) and the distribution and syndication of broadcast rights to third parties;

         o convert our production facilities and our content to digital as part of our cost containment efforts and as part of our efforts to develop thematic channels for our intended move into digital satellite television and other media;

         o reinforce our leading position in producing content by continuing to attract media talent through our investment in programming and our training center for media personnel, as well as through investments in Greek motion pictures, investments in film distribution and our investment in a theatre production company; and

         o streamline the production of our content for cross-promotion and for use across all of our distribution channels.

BROADEN OUR PRESENCE IN OTHER MEDIA-RELATED BUSINESSES SUCH AS RADIO AND PUBLISHING

         In 1999, we acquired Antenna FM and a 51% interest in Daphne. Our expansion into radio and publishing allows us to capitalize on our relationships with advertisers and derive synergies and cost savings from cross-promotions, brand strengthening and merged advertising sales forces. We intend to reinforce our position as a leading participant in the radio sector in terms of both ratings and advertising share. We also intend, through collaboration with existing stations (such as Rythmos FM) and new stations in Greece, to explore opportunities arising from industry consolidation.

         We plan to launch or acquire additional magazine titles to complement the 13 magazine titles published by Daphne. We expect that many of these will cover subject matter tied to our proposed Internet portals and digital theme channels.

USE DIGITAL SATELLITE TELEVISION AND THE INTERNET AS FURTHER DISTRIBUTION CHANNELS FOR OUR CONTENT AND OUR BRAND

         We intend to capitalize on our market leadership as an advertising medium and producer, owner and broadcaster of programming, and our strong brand identity, to expand our distribution of content. We will focus on creating digital thematic channels and will continue our efforts to enter the digital satellite television market through participation in a Greek platform.

         We also intend to consolidate and expand our position as the leading Greek language content provider to enhance usage of the Internet in Greece and become a major participant in the Greek Internet market. We will seek to deliver the content produced across the group--in television, radio and publishing--and provide for access to our content through all Internet access platforms, including personal computers, mobile telephones and digital television. We are leveraging our relationships with strategic partners such as CosmOTE and Stet Hellas, providers of mobile telephony services, to make our content available to mobile telephone subscribers. We are establishing a broad-based portal to provide news, entertainment and search engines, as well as sites for auctions and shopping malls. We also expect to establish vertical portals including EXODOS (using our EXODOS magazine's brand and content), that will provide an interactive guide of events and attractions in and around Athens.

PURSUE COMPLEMENTARY BUSINESS OPPORTUNITIES

         In addition to the sale of broadcast rights of our own programming, we also seek to generate incremental revenue through infomercials, audiotext programming, home shopping sales and merchandising, which are promoted during dead time. Our merchandising operations include a co-branded Visa(R) credit card issued by the Commercial Bank of Greece, one of the largest banks in Greece, sales of our popular programming, series and sporting events on video cassettes and sales of merchandise bearing our logo. Moreover, we are currently exploring a possible investment in a music record company as part of our content creation strategy. We will also seek to take advantage of opportunities that may present themselves, if and when media and other regulated sectors are further liberalized.

REINFORCE OUR POSITION OUTSIDE GREECE AND FURTHER EXPAND GEOGRAPHICALLY IN THE BALKAN COUNTRIES

         Approximately five million Greeks live outside Greece, compared to 10.5 million in Greece. We will seek to strengthen our presence in the United States, where we currently distribute programming through Antenna Satellite, and Australia, where we currently distribute programming through Pacific Broadcast, and enter new markets with high concentrations of Greek-speaking audiences. We expect to distribute programming to Greek speaking audiences elsewhere in Europe, including Germany, Belgium and the United Kingdom, and in South Africa. We intend to sell programming to neighboring countries, particularly countries in the Balkan region, whose populations share cultural and other similarities with Greeks and have experienced an influx of investment by Greek companies, including a number of our principal advertisers. In August 2000, we acquired interests in two Bulgarian media businesses: Nova Television, the leading private television network in Bulgaria holding one of three nationwide licenses and a radio station, Radio Express.

GREEK TELEVISION BROADCASTING INDUSTRY

         The private commercial television industry in Greece began in late 1989. At that time, the Greek television industry consisted of three government-owned television stations, ET1, NET (formerly ET2) and ET3, each operated by ERT S.A. (or ERT), the state-owned radio and television broadcaster in Greece. Antenna was launched in December 1989, shortly after the introduction of private commercial broadcasting in Greece. Six other private commercial national networks and a number of regional stations covering different geographical areas of Greece are currently operational. The six other national networks are:

         o        Mega Channel (launched in November 1989);

         o        Tempo (formerly New Channel) (launched in April 1990);

         o        Star Channel (launched in September 1993);

         o        Alpha (formerly Skai TV) (launched in October 1993);

         o        Makedonia TV (launched in April 1994); and

         o        Alter 5 (formerly Channel 5) (launched in November 1994).

         In addition, a number of small local stations broadcast without regulatory approval, but are not considered to have a significant impact on the national or regional advertising market. Government efforts to close down such stations have been undertaken and are continuing. In 2000, the nine national television broadcasters ranked by AGB Hellas (or AGB), a subsidiary of AGB Group International, an Italian company, accounted for approximately 88% of the audience share and 98% of the television advertising expenditures in Greece.

         NetMed Hellas, an indirect subsidiary of MIH Ltd., currently offers terrestrial subscription television services through a contractual arrangement with ERT. In October 1999, this arrangement was extended until the licenses for the provision of terrestrial subscription television services are granted in accordance with a new subscription television broadcast law. NetMed Hellas submitted an application for such a license on February 1, 2000. In December 1999, NetMed Hellas also launched a digital satellite subscription service in Greece, Nova. In addition, several international programmers, such as CNN, Euronews, Eurosport/TV5 Europe and RIK, currently have their programming retransmitted in Greece by ERT. We believe that these broadcasts have a negligible impact on the national advertising market.

GREEK TELEVISION ADVERTISING MARKET

         There are approximately 10.5 million people and approximately 3.2 million television households in Greece. Daily viewing time in Greece has increased significantly since the introduction of private commercial television broadcasting in 1989. In 2000, Greek daily viewing time was 219 minutes, compared to 131 minutes in 1990. This increase was primarily the result of higher quality programming and greater programming variety.

         The Greek advertising industry, and television advertising in particular, has grown significantly in recent years. Greek television net advertising expenditures have experienced approximately 21% average annual real growth since 1989, approximately 10.1% since 1997, reaching approximately GRD 107 billion ($294.8 million) in 2000. This growth was due primarily to the privatization of Greek television, where increased average television viewing time was driven by the higher quality and greater variety of programming. Although there has been a decrease in advertising expenditures relative to comparable periods in prior years beginning in the fourth quarter of 2000, we expect the growth in advertising expenditures to continue over the medium to long-term, although at a more moderate pace, as a result of several factors, including:

         o        the expected strong Greek gross domestic product growth;

         o a greater commercial emphasis on the part of an increased number of privatized Greek companies; o increased competition generally and the further entry of multinational corporations into Greece;

         o specific industry factors such as the expected reduction in taxes imposed on the sale of automobiles in Greece and the expected liberalization of regulatory regimes governing the advertising of over-the-counter drugs; and

         o        the 2004 Athens Olympic Games.

         Television advertising in Greece accounts for a significant proportion of total display advertising (GRD 173 billion ($476.7 million) in 2000). We estimate that the proportion of net Greek advertising, other than outdoor advertising, which we believe is immaterial, represented by television advertising in 2000 was approximately 62%, as compared to approximately 43% in 1989. In contrast, for 2000 we estimate that the proportion of Greek advertising represented by magazine advertisements was approximately 17%, newspaper advertisements was approximately 13% and advertisements aired over radio was approximately 8%. Regulatory changes that took effect at the beginning of 1996 caused television broadcasters to cease offering free advertising. These regulatory changes did not affect other media. See "--Television Advertising-Advertising Share." Consequently, the reported 1997 and 1998 advertising figures for television advertising, on the one hand, and other media, on the other, are not fully comparable. The proportion of advertising in Greece represented by television advertising is one of the highest in the EU.

         The high proportion of advertising in Greece that is represented by television advertising is attributable to a number of factors. These factors include:

         o the relative popularity of television and its potential to deliver more value to advertisers than other forms of advertising. Generally, television's cost per 1,000 individuals reached (known as CPT) is significantly lower than the CPT for newspaper and print advertising;

         o the fact that television is able to achieve more rapid "reach and frequency" build-up, the criteria for evaluating the level of cumulative audience exposure for advertising campaigns on the basis of the percentage of persons exposed to an advertisement and the average number of exposures, than other media; and

         o the fact that broadcast has the potential to be more flexible, in terms of deadlines and bookings, than print media.

PROGRAMMING

         We have positioned our television broadcasting channel as a general audience programmer, offering a full range of programming, including:

         o   national and international news programs  o  situation comedies

         o   foreign and Greek drama                   o  sporting events

         o   variety shows                             o  game shows

         o   Greek films                               o  foreign feature films

         o   talk shows and current affairs programs

         Since our launch, we have been, and expect to continue to be, a market innovator in Greek program formats and scheduling. We were the first network in Greece to:

         o introduce an entertainment and news program in the early evening;

         o introduce daytime talk shows dedicated to contemporary social issues;

         o        introduce a morning talk show;

         o introduce 24-hour programming coincident with the outbreak of the Gulf War; and

         o        produce our own daily soap operas.

         We also distribute programming for broadcast to Greek-speaking audiences in Cyprus, the United States, Canada and Australia, and expect to distribute programming to Greek-speaking audiences elsewhere in Europe, including Germany, Belgium and the United Kingdom as well as in South Africa.

         The table below presents a breakdown of our own programming and of acquired programming for 1999 and 2000 aired between 7:00 a.m. and 1:00 a.m.:


                                                                          1999                      2000
                                                                 ---------------------     -----------------------
                                                                  YEARLY                    YEARLY
                                                                   HOURS                     HOURS
                                                                 BROADCAST   PERCENTAGE    BROADCAST    PERCENTAGE
                                                                 ---------   ----------    ---------    ----------
OWN PROGRAMMING:
TYPE OF PROGRAM
News.......................................................          821         15.9%         903         15.6%
Talk shows and current affairs.............................          926         18.0        1,323         22.9
Greek prime time dramas, situation comedies and soap operas        1,126         21.9        1,132         19.6
Sports programs and live sporting events...................           95          1.8           87          1.5
Variety shows..............................................          797         15.5          700         12.1
Game shows.................................................          117          2.3          116          2.0
Other......................................................          151          2.9          170          3.0
                                                                  ------       ------       ------       ------
     Total own programming.................................        4,033         78.3%       4,431         76.7%
                                                                  ------       ------       ------       ------
ACQUIRED PROGRAMMING:
TYPE OF PROGRAM
Foreign series.............................................          426          8.3%         429          7.4%
Children's programming.....................................          293          5.7          276          4.8
Foreign movies.............................................          122          2.4          243          4.2
Other......................................................            0          0              9          0.2
Greek movies...............................................          274          5.3          388          6.7
                                                                  ------       ------       ------       ------
     Total acquired programming............................        1,115         21.7%       1,345         23.3%
                                                                  ------       ------       ------       ------
         Total.............................................        5,148        100.0%       5,776        100.0%
                                                                  ======       ======       ======       ======

         During the past few years, we have invested significantly in the development of our programming library. The programming library represents approximately 41,000 hours of owned programming and approximately 4,700 hours of acquired programming. We continue to derive revenue from the airing of this programming, either through reruns or the distribution and syndication of this programming outside Greece. As of December 31, 2000, 46% of our programming library was fully amortized.


PROGRAMMING PRODUCED BY ANTENNA

         We produce a variety of programs including news programs, talk shows and current affairs programs, dramas, situation comedies, soap operas, sports programs, variety shows and game shows. In 2000, we produced all of our ten most highly rated, regularly scheduled programs.

         Approximately 77% of the programs we produce are produced directly at our own facilities with the balance produced under contract with third-party production companies that provide us with production facilities and equipment. In both cases, we use our own employees or hire part-time personnel, including screenwriters, actors, producers and directors, for most of our production needs. Sub-contracting with third-party production companies provides us with additional production facilities when needed. This reduces the fixed cost base which would be required to maintain additional production facilities that may not be fully utilized on a daily basis. The majority of programming produced at our own facilities consists of news, current affairs and talk shows that are broadcast live, and soap operas and variety shows. Programming produced under contract includes dramas, situation comedies and game shows.

         We intend to continue to produce a substantial portion of our own programming as part of our strategy to increase audience share and attract viewers from the demographic groups that are most attractive to advertisers and to provide programming for foreign distribution. Our on-going efforts to ensure high quality, popular programming include a wide range of initiatives with regard to marketing, personnel and production. With the aid of professional research companies, we use audience focus groups in determining which programs to broadcast and when (pilot testing) in order to determine their viability before committing significant financial and other resources. We carry out a number of qualitative and quantitative research projects to ascertain general market trends and the popularity of television personalities. We place great emphasis on attracting and retaining leading television scriptwriters, producers, directors, actors, game-show hosts, journalists and newscasters through negotiated employment contracts of between three to five years in duration, attractive compensation packages, high quality programs and production facilities, active publicity in support of talent and the recognized brand-name of Antenna. Current initiatives to improve the technical quality and reduce operating costs related to our program production include enhancements to our filming and editing facilities, investment in digital production, news gathering and transmission equipment.

         NEWS PROGRAMS. Our news programming includes news broadcasts in the morning, afternoon, early evening, prime time and late-night time slots. We place great emphasis on producing news programs that will be viewed as the authoritative source in terms of accuracy and objectivity, and we strive to be the first to report breaking news stories. Our news programs usually have drawn the highest average audience shares in the market. Since 1990, we have been a principal contributor from Greece to CNN for news relating to Greece, a regular contributor to CNN's SUNDAY WORLD REPORT and a contributor of news feeds relating to areas outside of Greece, such as the Balkan countries. In addition, we undertake in-depth analysis and investigative reporting to produce high-profile news stories and documentaries concerning historical events and contemporary issues of interest to our target audience and of significant archive value.

         As one of the largest news gathering organizations in Greece, we maintain 30 news-gathering (ENG) crews in Athens, and approximately 26 in other major cities in Greece, as part of our news gathering operation. We can rapidly deploy additional ENG crews in response to particularly newsworthy events. We also have exclusively contracted news correspondents stationed in London, Brussels, Moscow, New

York, Washington, D.C., Sydney, Bonn, Rome, Istanbul, Sophia, Tokyo and Nicosia, and a network of 35 correspondents throughout Greece, including 14 reporters at our Thessaloniki premises and studios.

         We are centralizing our news gathering operations across our radio and television operations, with the expectation of distributing news products through other outlets including our Internet and digital satellite television initiatives. We expect that this will result in greater cost savings, greater efficiencies and increased ability to attract talent.

         We are a member of the European Association of Private Television
(ACT), a European Union lobbying organization representing Europe's leading private television networks. We are also a founding member and the only Greek partner of ENEX, an organization established for the gathering and exchange of news among Europe's leading private television networks. ENEX, whose members include ITV (UK), TF1 (France), RTL/CLT (Luxembourg), SAT1 (Germany), Telecinco (Spain) and Fininvest (Italy), is the private commercial counterpart to the European Broadcast Union, which performs similar news-gathering and exchange functions for state-owned networks in Europe. Membership helps us contain the cost of news production. We have two satellite news gathering vans. We intend to strengthen existing arrangements with leading networks such as CBS, CNN, APTN, Reuters and other international media companies.

         TALK SHOWS AND CURRENT AFFAIRS. We provide commentary on various contemporary topics through our live talk shows and current affairs programs. Talk shows include the highly rated daily morning talk show KALIMERA ELLADA (GOOD MORNING GREECE), which holds the record for daytime audience share and ratings, a daily afternoon talk show, and MINIMA ELFITHI (MESSAGE RECEIVED). Current affairs programs include two week night talks shows, 9TH ENTOLI (9TH COMMANDMENT) and ME TA MATIA TIS ELLIS (WITH ELLI'S EYES), both of which focus on social issues and current domestic and international issues. The weekend program also includes two other talk shows, PIKRI SOKOLATA (BITTER CHOCOLATE), which focuses on political issues and other current domestic affairs and 2000-2004 which focuses on issues regarding the preparations for the Athens Olympic Games. These talk shows are hosted by two well-known TV journalists. On Sunday, a more specialized talk show, HOME CINEMA, focuses on cinema topics, hosting famous Greek and foreign TV and cinema personalities and presenting new feature films.

         VARIETY SHOWS. We produce various daily and weekly variety shows generally hosted by popular entertainers. These include PROINOS KAFES (MORNING COFFEE) and KATSE KALA (BEHAVE). Such shows typically feature games, interviews, and singing, dancing and other light entertainment. MORNING COFFEE, a three and one half-hour program aired daily on weekdays, has been an integral part of our line-up since 1990 and is the highest rated show during its scheduling slot.

         GREEK PRIME-TIME DRAMAS, SITUATION COMEDIES, COMEDY PROGRAMS AND SOAP OPERAS. We produce a variety of weekly drama series, a number of situation comedies and three weekly comedy programs, AMAN TA KATHARMATA (AMAN THE BUSTARTS), THE SEFRLEE SHOW and STIN PRIZA (IN THE SOCET), which are satires of current events popular among young adults. We also produce a weekly entertainment show, MPAM (BOOM), the show's host organizes and executes practical jokes on famous personalities. We currently produce two Greek soap operas, the highly rated KALIMERA ZOE (NEW LIFE) and LAMPSI (REACHING FOR THE LIGHT). These two daily soap operas are produced at our two largest studios. We film two episodes daily on eight-hour shifts, typically with 500 half-hour episodes being produced each year. Our soap operas have consistently been among Greece's 20 highest rated television shows.

         SPORTS PROGRAMS AND LIVE SPORTING EVENTS. We air a variety of sporting events, such as basketball games and track and field events. During the next two years, we have the rights to broadcast seven events yearly of the Golden League, a worldwide track and field competition under the auspices of the International Amateur Athletic Federation (IAAF). We also have the exclusive rights, until July 2002, to broadcast the games of the Greek Basketball Cup plus the home games of the Greek men's national basketball team (24 games).

         GAME SHOWS. We air SUPER GAME, a daily, three-minute live game show in which viewers compete for prizes, which is produced in cooperation with Audiotex. We also air JOKER, a five-minute combination game show/variety program subsidized by the Greek national lottery (one of the larger advertisers in Greece), which features entertainment and the live drawings of one of the lotteries organized and sponsored by the Greek national lottery, and ANDRES ETEME GIA OLA (MAN TO MAN), a highly rated weekend game and variety show.

         OTHER. We began producing made-for-television movies in 1994. We seek to ensure the success of these movies and further enhance the brand-name appeal of our programming by producing movies based on our most popular drama series. We have capitalized on the success of two of our popular action series (TMIMA ETHON (VICE SQUAD) and ANATOMIA ENOS EGLIMATOS (THOU SHALT NOT KILL)) by producing nine movies based on these series and have also produced ten independent movies. These movies, which are rerun periodically, create a profitable continuing source of revenue.

         Special events programming includes exclusive broadcast rights to the Greek beauty pageant, which currently holds two events annually (MISS GREECE and MISS YOUNG). We also produce special programs for Christmas, Easter, political elections and other major events, including the Greek music awards. We also produce documentaries on a number of contemporary, historical and cultural subjects.

         We are also a member of the Permanent Conference of Mediterranean Audiovisual Operators, a 34-member group of networks from 27 countries in the Mediterranean region that addresses co-production and other issues relevant to the audiovisual industry.

ACQUIRED PROGRAMMING

         We purchase programming, consisting principally of content produced in the United States, from approximately 54 suppliers, including MGM/UA, Paramount, Fox, Columbia TriStar, Warner Brothers, Turner Entertainment, ABC, NBC and CBS. Our acquired programming includes Greek and foreign feature films, television series, children's programming, game show formats and CBS news broadcasts.

         Acquired programming is licensed directly from suppliers or from Greek distributors under separately negotiated agreements, the terms of which vary. Generally, we acquire rights to broadcast these programs via television in Greece within a specified time period. We arrange for Greek subtitles, which are preferred by Greek audiences to Greek language dubbing, to be added to acquired programming, other than children's programming.

SCHEDULING

         Our scheduling is based on the following key time slots:

         o        weekday mornings (7:00 a.m.-2:00 p.m.);

         o        weekday afternoons (2:00 p.m.-6:00 p.m.);

         o        weekday evenings (6:00 p.m.-9:00 p.m.);

         o        weekday prime time (9:00 p.m.-11:00 p.m.);

         o        weekday late evenings (11:00 p.m.-1:00 a.m.); and

         o        weekends.

         The table below presents the weekday programming for the 2000 mid-season:

         TIME                          NAME                                      PROGRAM TYPE
----------------------   -----------------------------     --------------------------------------------------------
7:00 a.m. - 10:00 a.m.   KALIMERA ELLADA (GOOD MORNING     A live, current-affairs morning magazine, hosted by a
                         GREECE)                           well-known journalist

10:00 a.m. - 11:00 a.m.  PROINOS KAFES (MORNING COFFEE)    A live, morning variety show

11:00 a.m. - 11:05 a.m.  NEWS                              Headlines

11:05 a.m. - 1:10 a.m.   PROINOS KAFES (MORNING COFFEE)    A live, morning variety show

1:10 p.m. - 1:15 p.m.    SUPER GAME                        Live game show, produced in cooperation with Audiotex

1:15 p.m. - 2:00 p.m.                                      Reruns of Greek situation comedies

2:00 p.m. - 2:40 p.m.    NEWS                              National and international news, special reports, sports
                                                           and weather

2:40 p.m. - 2:45 p.m.    HRIMA & HRIMATISTIRIO             Stock market news

2:45 p.m. - 3:40 p.m.                                      Reruns of Greek situation comedies

3:40 p.m. - 3:45 p.m.    SUPER GAME                        Live game show, produced in cooperation with Audiotex

3:45 p.m. - 4:40 p.m.    THE YOUNG AND THE RESTLESS        United States soap opera

4:40 p.m. - 4:45 p.m.    SUPER GAME                        Live game show, produced in cooperation with Audiotex

4:45 p.m. - 5:50 p.m.    MINIMA ELIFTHI (MESSAGE           Day time talk show hosted by a well-known television
                         RECEIVED)                         personality

5:50 p.m. - 6:00 p.m.    NEWS                              Headlines

6:00 p.m. - 6:50 p.m.    KALIMERA ZOE (NEW LIFE)           Daily Greek soap opera

6:50 p.m. - 7:30 p.m.    LAMPSI (REACHING FOR THE LIGHT)   Daily Greek soap opera

7:30 p.m. - 9:00 p.m.    NEWS                              National and international news, special reports, sports
                                                           and weather

9:00 p.m. - 12:00 a.m.   PRIME TIME SERIES                 Late night programming includes Greek situation
                                                           comedies, Greek dramas (first runs and reruns), Greek
                                                           movies, foreign movies and series, talk shows, comedy
                                                           and entertainment programs and live sporting events
                                                           coverage and a one-minute news bulletin

12:00 a.m.-12:10 a.m.    NEWS                              National and international news, special reports, sports
                                                           and weather

12:10 a.m.-12:15 a.m.    HRIMA & HRIMATISTIRIO             Stock market news

12:15 a.m.-1:30 a.m.     LATE NIGHT PROGRAMMING            Continuation of prime time programming, or foreign
                                                           series and films

         Between 1:00 a.m. and 7:00 a.m., we principally broadcast infomercial productions, public domain foreign movies and reruns. Between 6:00 a.m. and 6:30 a.m. we broadcast the CBS EVENING NEWS. Between 6:30 a.m. and 7:00 a.m., we broadcast children's programming and closed-captioned news for the hearing impaired.

         Our weekend morning programming consists of two parts. The first part is geared toward children and consists primarily of U.S. programs, particularly cartoons such as EXTREME DINOSAURS, DRAGON BALL, LOONEY TUNES and action series such as POWER RANGERS, BEETLEBORGS and ANIMORPHS. Weekend afternoon and evening programming includes talk shows, Greek features, foreign series and films, game shows and Greek reruns.

         In addition, scheduling varies during the year, with the full season consisting of the following:

         o the fall premiere season, which begins in October and features new series and other programs;

         o the mid-season, which runs from January through June and may feature new series, especially in prime time; and

         o        the summer reruns.

Programs with high production costs that are not shown on a regular basis, such as feature films, generally are aired during high revenue months. Scheduling is adjusted on a monthly basis.

         Our transmission network has the technical capability to broadcast different programs to different regions of the country at the same time. We are currently using this capability to increase advertising revenue by broadcasting different advertisements in northern Greece. In October 1998, at the time of the Greek municipal elections, we increased the level of simultaneous advertising. We now have a Northern Greece sales department to support this effort as well as advertising in our radio and publishing operations.

RATINGS AND AUDIENCE SHARE

         Audience survey data are used by television broadcasters and advertisers to determine how many and what type of viewers watch a particular program. The principal supplier of audience survey data in Greece is AGB, which covers nine national television networks in Greece. AGB conducts its operations by using "people meters" to record the television preferences of viewers. A "people meter" is a small computer attached to the television set that records channels watched and family members keyed in, as viewing television during any particular time period, along with other statistics that are useful for both television broadcasters and advertisers. As of December 2000, the AGB sample size is 1200 households (an estimated 3500 individuals), a sample size considered to be consistent relative to that used in other countries.

         We, like our private commercial competitors, derive a substantial portion of our revenue from advertising and, consequently, we seek to maximize our share of audience and ratings. Audience share figures are expressed as a percentage of active viewing Greek television households during the time of broadcast. Ratings figures are expressed as a percentage of total Greek television households. Consequently, ratings figures are directly affected by the number of television sets that are turned on and, for this reason, tend to increase during the course of the day. Peak viewing occurs weekdays between 6:00 p.m. and 11:00 p.m. and tends to decrease during summer months. "Average audience share" for a period refers to the average daily audience share during that period, and "average ratings" for a period refers to the average daily ratings during that period.

         Since 1997, we have had the leading market share among Greek television broadcasters, reflecting our success in attracting talent and our success in television marketing. The table below presents our average share of audience, generally and during prime time only (9:00 p.m.-11:00 p.m. weekdays), as compared to our principal national competitors for the periods indicated:

                                                                                       AVERAGE AUDIENCE SHARE
                                                                                 ----------------------------------
                                           AVERAGE AUDIENCE SHARE                          FOR PRIME TIME
                              -------------------------------------------------  ----------------------------------
NETWORK                       1995    1996     1997     1998     1999     2000    1997     1998     1999     2000
------------------------      -----    -----   -----    -----    -----    -----    -----   -----    -----    -----
Antenna                        25.7%    23.0%   22.9%    23.8%    23.0%    21.8%    22.4%   24.1%    26.5%    23.1%
Mega Channel                   25.8     23.0    21.0     20.9     20.5     21.2     24.9    26.3     23.5     23.0
ET1 and NET                     7.9      8.5     8.2     10.0      9.5     10.6      9.6    11.1      9.9     11.4
Alpha                          10.9     14.0    15.9     14.5     16.7     15.8     16.1    14.2     14.3     13.1
Star Channel                   12.5     14.5    14.3     13.7     13.7     13.7     13.3    12.1     12.9     14.2
Other(1)                       17.2     17.0    17.7     17.1     16.6     16.9     13.7    12.2     13.0     15.2
                              -----    -----   -----    -----    -----    -----    -----   -----    -----    -----
Total                         100.0%   100.0%  100.0%   100.0%   100.0%   100.0%   100.0%  100.0%   100.0%   100.0%
                              =====    =====   =====    =====    =====    =====    =====   =====    =====    =====

------------------------
(1)      Includes VCRs, satellite, Tempo, Makedonia TV, ET3 and Alter 5.


         The table below presents our average ratings figures, generally and during prime time only (9:00 p.m.-11:00 p.m. weekdays), as compared to our principal national competitors for the periods indicated:

                                              AVERAGE RATINGS                      AVERAGE RATING FOR PRIME TIME
                              -------------------------------------------------  ----------------------------------
NETWORK                       1995    1996     1997     1998     1999     2000    1997     1998     1999     2000
------------------------      -----    -----   -----    -----    -----    -----    -----   -----    -----    -----
Antenna                        3.5%     3.3%    3.4%     3.6%     3.6%     3.3%     7.5%    8.3%     9.1%     7.2%
Mega Channel                   3.5      3.3     3.1      3.2      3.2      3.2      8.3     9.1      8.1%     7.2
ET1 and NET                    1.0      1.2     1.3      1.5      1.5      1.5      3.2     3.9      3.4%     3.6
Alpha                          1.5      1.9     2.3      2.2      2.6      2.4      5.4     4.9      4.9%     4.1
Star Channel                   1.7      2.0     2.1      2.1      2.2      2.0      4.5     4.2      4.4%     4.5


TELEVISION ADVERTISING

GENERAL

         Substantially all of our revenue is derived from the sale of national advertising. During 2000, approximately 62.8% of our total net revenue came from broadcast television advertisements. Sales are made for advertising over a specific period of time. We have approximately 110 separate advertising rates ranging from GRD 1,200 ($3.31) to GRD 132,000 ($363.69) per second, which we set monthly. In setting advertising rates, which are tied to specific programs, we consider, among other factors, the rating of the program during which advertisements will run and the likely impact of rate increases on advertising volume. The highest prices for advertisements that we broadcast are for certain prime time series and for talk shows, soap operas, special events and movies, which are aired during both prime time and non-prime time. Advertising prices tend to be higher during the peak viewing months of April through June and October through December than during the late summer months when many Greeks are on vacation. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law (see "--Regulation"). These rebates are negotiated at the time such advertising arrangements are made.

         We sell advertising time to a broad and diverse group of advertisers. Of the revenue derived from advertising in 2000, approximately 93% was generated through advertising agencies representing multiple advertisers. The balance was generated directly from individual advertisers that negotiate their own advertising arrangements and are not represented by advertising agencies. In 2000, our top 10 advertisers accounted for approximately 19% of our gross advertising revenue. In the same year, our top 50 advertisers accounted for approximately 50% of our gross advertising revenue. No single advertiser accounted for 4% or more of our 2000 gross advertising revenue. The table below presents the percentages of our advertising revenue generated by particular sectors during 1998, 1999 and 2000:

                    SECTOR                    1998           1999          2000
-----------------------------------------    -----          -----         -----
Food and drink...........................    22.3%          22.7%         21.5%
Personal care and household..............    16.1           13.2          14.2
Automobiles..............................     7.1            8.8          11.0
Alcoholic beverages......................     6.4            7.4           7.2
Cosmetics................................     5.0            4.9           5.8
Government...............................     7.9            7.5           6.0
Electronics..............................     3.9            4.3           5.1
Services.................................     1.2            0.7           0.9
Toys.....................................     4.8            1.1           1.6
Paper products...........................     1.0            1.3           0.4
Other....................................    24.3           28.1          26.3
                                            -----          -----         -----
     Total...............................   100.0%         100.0%        100.0%
                                            =====          =====         =====

         Unilever, Procter & Gamble, Fage (Greek dairy company), United Distillers & Vinters, Delta (Greek dairy company), Stet Hellas, Germanos (electronic importer and retailer), Nestle, Auto Deal (Hyundai) and Panafon/Vodafone were our top 10 largest advertisers in 2000, accounting collectively for approximately 19% of our gross advertising revenue during 2000.

         We currently sell only a portion of our available advertising time. In addition, we use a variety of means to utilize unsold advertising time in all time periods, commonly referred to as "dead time," to improve our operating results and cash flow. See "--Other Sources of Revenue." The table below presents, for 1998, 1999 and 2000, our estimate of total available advertising time sold during prime time, during viewing hours of 7:00 a.m. to 1:00 a.m., and total available advertising time sold, each measured in terms of time sold to advertising clients and time sold to advertising clients together with dead time allocated to audiotext, infomercials and home shopping:

                                                                                            MEASURED BY TIME
                                                                                          SOLD TO ADVERTISING
                                                                                            CLIENTS TOGETHER
                                                                                        WITH DEAD TIME ALLOCATED
                                                         MEASURED BY TIME SOLD         TO AUDIOTEX, INFOMERCIALS
                                                         TO ADVERTISING CLIENTS            AND HOME SHOPPING
                                                      --------------------------      --------------------------
                     TIME SLOT                         1998       1999      2000       1998       1999      2000
-------------------------------------------------     -----      -----     -----      -----      -----     -----
Prime time (9:00 p.m. to 11:00 p.m.).............       72.4%      81.4%     89.6%      84.2%     96.8%     99.0%
7:00 a.m. to 1:00 a.m............................       51.9       62.5      67.3       70.2      80.6      84.4
Total available advertising time.................       40.3       50.6      54.2       63.3      74.8      79.9

         We currently use our own 38-person sales force to sell advertising time. Recently, we strengthened our advertising sales team with the addition of five new members, including a new head of sales and marketing who is responsible for all sales of advertising and marketing across our media group. Our sales and marketing department is responsible for the sale of advertising time together with general coordination with advertising agencies, collecting information on audience ratings, developing new products and most importantly, fostering and enhancing relationships with our existing and potential clients. We seek to enhance our relationships with, and advertising revenue from, our clients by broadcasting programming which appeals to a variety of audience segments representing a broad cross-section of the Greek population. We place particular emphasis on attracting viewers from demographic groups that are most attractive to those clients. Our sales force endeavors to be responsive and flexible and to operate with the highest standards of client service.

         We also enter into barter sales arrangements (advertising in exchange for goods, services and other assets) with other media companies such as newspapers, radio stations and magazines, and with equipment suppliers and service providers such as insurance companies and advertising agencies. For 2000, barter sales represented 0.2% of our total net revenue.

         The sales and marketing department, together with the programming department, obtains television audience ratings data from AGB on a daily basis. The data are analyzed and compared by our research department with audience ratings of competitors to determine the appropriate strategy for scheduling advertising slots to reach most effectively the profile audience desired by advertising clients. In addition, the sales and marketing department conducts a wide range of market analyses, focusing on various sectors of the economy and target audiences. To ensure that advertising slots are broadcast to meet with client specifications concerning context and timing, our sales and marketing department is also responsible for quality control of the advertisements we broadcast.

         Clients generally are invoiced for advertising the day after advertisements are aired. Established clients generally pay either in cash, due within 30 days after the end of the month, or by credit with either a post-dated check or a supporting bank guaranty (within six months after the end of the month). New and smaller advertisers generally pay in advance or on credit with a supporting bank guaranty.

ADVERTISING SHARE

         We have had the leading share of net advertising expenditures among Greek television broadcasters since 1991. The table below presents the proportionate shares of advertising expenditures in the Greek broadcasting market for 1995, as published by Media Services, and our estimates of the proportionate shares of advertising revenue for 1996 through to 2000:

                                                       ADVERTISING
                                                       EXPENDITURES(1)             ADVERTISING REVENUE(2)
                                                      ----------------     -------------------------------------
                                                       1995       1996      1997       1998       1999      2000
                                                      -----      -----     -----      -----      -----     -----
Antenna..........................................      37.8%      36.9%     36.8%      38.0%      36.5%     34.8%
Mega Channel.....................................      29.9       34.8      36.0       36.0       35.7      34.0
ET1 and NET......................................       4.6        4.0       3.5        4.5        3.5       5.4
Alpha............................................       7.3        6.0       5.9        5.5        9.0       9.4
Star Channel.....................................      16.3       17.0      16.1       14.0       13.1      14.1
Other............................................       4.1        1.3       1.7        2.0        2.2       2.3
                                                      -----      -----     -----      -----      -----     -----
     Total.......................................     100.0%     100.0%    100.0%     100.0%     100.0%    100.0%
                                                      =====      =====     =====      =====      =====     =====

------------------------
(1) Represents actual advertising revenue, taxes and advertising fees, discounts, rebates and bonuses, and includes free airtime which, before 1996, was undeclared for tax purposes.

(2) Our estimate of net advertising revenue based on public filings made by broadcasters with Greek tax authorities disclosing actual advertising rates, published annual statutory results (for years before 2000) and other sources. Regulatory changes that took effect at the beginning of 1996 had the effect of eliminating the use of free advertising by subjecting the value thereof, as disclosed to the Greek tax authorities, to tax and limited incentive rebates to a maximum of 9.9% of the cost of the airtime purchased. Consequently, the reported 1996 television advertising expenditures figures are not fully comparable to 1995, and, in any event, in our view comparisons of advertising expenditures do not provide as accurate an indication of relative market share as would net advertising revenue. These regulatory changes did not affect other media and consequently, newspapers and other media may continue to offer free advertising and to benefit from free advertising offered to them. See "--Regulation."

DISTRIBUTION OF PROGRAMMING

         A key element of our growth strategy is to build and capitalize on our programming library for broadcast in Greece and distribution internationally to reach the approximately five million Greeks outside of Greece. This strategy enables us to derive revenue generally from fully amortized programming through the airing of reruns and the distribution and syndication of our own programming. Our programming library consists of approximately 41,000 hours of our own programming, including approximately 11,600 hours of news and approximately 29,400 hours of other programming, including talk shows, variety shows, game shows, sports programming and other programming. Owned programming from the library is also sold for broadcast to Greek-speaking audiences in Cyprus, the United States, Canada and Australia, with sales expected in Germany, the United Kingdom, Belgium and South Africa. We also intend to sell programming from the library to countries neighbouring Greece, particularly the Balkan countries, whose populations share cultural and other similarities with Greeks.

Dubbed programming is expected to be sold in Latin America, the Middle East and the Balkans. In addition, we have 4,748 hours of acquired programming which we have the rights to air in Greece within specified time periods. Our acquired programming library currently includes 1,904 hours of foreign films, 1,180 hours of 60-minute series, 1,094 hours of children's programming and 570 hours of 30-minute series.

         Since 1995, we have derived revenues from providing programming to Antenna Cyprus. Antenna Cyprus, which was launched in June 1993, is one of five free-to-air television broadcasters operating in the Greek language in Cyprus. Antenna Cyprus operates from 7:00 a.m. to 3:00 a.m. weekdays and 8:15 a.m. to 3:00 a.m. weekends. We provide approximately 45% of Antenna Cyprus' programming. See "Item 5.--Operating and Financial Review and Prospects" and "Item 7B.--Related Party Transactions."

         Since 1996, we have derived revenues from programming and distribution agreements with Antenna Satellite. A company affiliated with our Chairman, Mr. Minos Kyriakou, through indirect share ownership and membership on the board of directors, holds 50% of the shares of Antenna Satellite. The other 50% is held by an unrelated third party. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Related Party Transactions." Antenna Satellite broadcasts primarily our programming to Greek-speaking audiences in the United States and Canada. Our signal is transmitted to the United States via satellite and carried to viewers via direct broadcast satellite and cable television. Programming is aired 21 hours per day weekdays, 10 hours of which are original broadcasts and 11 hours of which are rebroadcasts.

         Since 1997, we have derived revenues from programming and distribution agreements with Pacific Broadcast. We used a portion of the proceeds of our initial public offering to acquire from a company affiliated with our Chairman, Mr. Minos Kyriakou, through 100% indirect share ownership, a 100% interest in Pacific Broadcast. See "Related Party Transactions." Pacific Broadcast was established in May 1997, and has a 50% interest in a joint venture which rebroadcasts our programming in Australia. The joint venture receives such programming via satellite transmission. The other 50% interest in the joint venture is held by an unrelated third party. Pacific Broadcast is responsible for providing the joint venture with programming, which it obtains primarily from us, and bears 30% of the transmission costs for the programming. The joint venture partner provides promotion, marketing and subscriber services and bears 70% of the transmission costs. The joint venture distributes programming in Australia through Optus Vision and Foxtel, the two leading Australian cable companies, and distributes programming via direct-to-home satellite through Foxtel. The two partners each receive 50% of the revenues of the joint venture. See "Item 5.--Operating and Financial Review and Prospects" and "Item 7B.--Related Party Transactions."

         In February 2000, we entered into a cooperation agreement with Makedonia TV, one of the six other Greek commercial TV broadcasters with a nationwide license, under which we, in return for an annual fee based on Makedonia TV's revenues, advise on staffing, scheduling, broadcasting and advertising sales, thus leveraging our skills in these areas. We also plan to sell programming to Makedonia TV. In February 2000, we also advanced GRD 3 billion ($8.3 million) in exchange for the right to acquire a controlling interest in Makedonia TV. This right gives us, or third parties nominated by us, the ability to acquire a 51% interest in Makedonia TV from its three shareholders for a total consideration equal to the advance payment. We may acquire this interest within the next two years, which term may be extended, if and when Greek law permits a broadcaster, its shareholders or both, to own or control two licensed free-to-air television broadcast companies, otherwise we may nominate third parties to exercise this option on our behalf, or be refunded all amounts paid, plus accrued interest.

         In August 2000, we acquired interests in three Bulgarian media companies for total consideration, including related expenses, of $3.7 million. The acquisition includes a 100% stake in Nova Television, a

100% interest in Multimex and a 92% interest in a Bulgarian radio station, which we increased to a 99% interest in November 2000. Nova Television, established in 1995, was the first, and is the leading, private television network in Bulgaria. Nova is a free-to-air television network that produces and broadcasts television programming. In November 2000, Nova was awarded a 15-year nationwide license and today broadcasts programming 24 hours a day, principally to the Sofia region, Bulgaria's capital. Nova also has a license for transmitting programming via cable and satellite nationwide. Nova's cable coverage includes the four largest cities in Bulgaria and other urban areas. Since being awarded a nationwide license, Nova began constructing a transmission network in order to be able to broadcast across all of Bulgaria. We expect this network will be completed in 2002. Multimex has a license for the transmission of television signals to the Sofia region. Its sole activity is to transmit Nova Television's programming exclusively.

         To further the distribution of our programming, we would consider acquiring interests in broadcasters in other neighboring countries if attractive opportunities were to present themselves and if such acquisitions were permitted under applicable law.

RADIO

         We used a portion of the proceeds of our initial public offering to acquire 99.97% of the capital stock of Antenna Radio, which operates Antenna FM (97.1 FM). Antenna Radio was established in 1988 as one of the first commercial radio operators in Greece. Antenna Radio serves the greater Athens area, operating 24 hours a day, seven days a week. The station targets audiences aged 25 and over with a combination news/talk and music format. Programming includes local, national and international news, weather, traffic and sports, and commentary, analysis, discussion, interviews, call-ins and information shows. Antenna Radio's primary source of revenue is the sale of advertising airtime. Antenna Radio has positioned itself as the authoritative voice in radio news coverage in Greece. Radio stations in Greece are required to operate on a regional basis and there are no private commercial radio stations operating nationally. Antenna Radio sells national advertising based on its arrangements with local broadcasters throughout Greece extending its coverage to approximately 70% of Greece. Antenna Radio also cooperates with Voice of America in its news gathering and dissemination efforts. See "Item 7B.--Related Party Transactions."

         We estimate that, of the 14 radio stations monitored by Media Services in 2000, Antenna Radio had the second highest gross advertising share for that year. Antenna Radio's share was 15.2%, as compared to 20.1% for Skai, which has a format similar to Antenna Radio. In terms of ratings for news radio stations operating in the greater Athens area, we had an 11% share, the second highest rating in 2000, compared to a 16% share for Skai.

         Upon the acquisition of Antenna Radio, we merged our sales forces and news operations with Antenna Radio to permit Antenna Radio to capitalize on our relationship with advertisers and derive synergies and cost savings from cross-promotion and brand strengthening and to reduce overhead and the costs of news programming.

         In August 2000, Antenna Radio entered into a consulting agreement, effective June 1, 2000, with Rythmos FM, a Greek radio station that targets young audiences as well as educated professionals. Under this agreement, Antenna Radio will provide Rythmos FM with expertise in production, advertising sales and promotion. Antenna Radio will also advise on the format, development, direction and timing of programming for Rythmos FM and will provide content such as music, news information, sports results and entertainment updates. In addition, our marketing, sales and programming staffs will advise Rythmos FM on how best to target key demographics to better maximize advertising revenues. We will receive fees equal to 55% of the gross revenues of Rythmos FM generated during the next ten years and rental income from Rythmos FM's use of our technical equipment. See "Item 7B.--Related Party Transactions."

         Also in August 2000, we acquired a 92% interest in Radio Express, a Bulgarian radio station. In November 2000, we acquired a further 7% interest in Radio Express. Radio Express broadcasts to 12 major cities in Bulgaria, including Sofia. It has news, music and information format, targeting 18-44 year olds.

PUBLISHING

         In October 1999, we acquired a 51% interest in Daphne, a Greek publishing company, for total consideration of GRD 1,209 million. Daphne publishes a wide variety of Greek magazines focusing on subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. Daphne also owns a printing business which prints books, magazines, pamphlets and other publications for fees from third parties. The majority of Daphne's revenues are derived from circulation fees with the balance represented primarily by advertising fees and printing fees from third parties. Expansion into publishing is providing synergies in advertising sales, cross-promotion and support services.

NEW MEDIA MARKETS

         In addition to strengthening our position in the terrestrial television and radio broadcast markets, we intend to use digital satellite television and the Internet as further distribution channels for our content.

DIGITAL SATELLITE TELEVISION

         We intend to establish ourselves in the digital satellite television broadcast business in Greece. Our management believes this strategy will provide us with three important benefits:

         o it would allow us to participate significantly in the expected growth of multi-channel television in Greece, which would minimize the potential competitive impact of such services on our existing terrestrial television operations;

         o a digital satellite platform would give us a natural outlet for our extensive Greek-language programming library and brands through the sale of programming to the platform; and

         o such platform would provide us with an outlet for Internet-related services.

         We have been evaluating our options for entering the digital satellite television market since early 1999. We expect that we will proceed in partnership, with one or more partners, to pursue digital satellite television opportunities. We have been in negotiations with various parties concerning possible joint ventures; however, to date we have not reached agreement with any such parties. For a discussion of the risks related to our intended entry into digital satellite television, see "Item 3.--Key Information--Risk Factors--Risks relating to our entry into digital satellite television and the Internet."

INTERNET

         In April 2000, we signed a memorandum of understanding with Internet Gold International Ltd., a subsidiary of Internet Gold, to jointly undertake various Internet-related activities. Internet Gold agreed to use its best efforts to cause one or more of the shareholders of CompuLink Networks S.A., a Greek Internet service provider, to transfer to us a 20% interest in CompuLink for consideration of $1 million, $200,000 of which will be paid in cash and $800,000 of which will be paid in the form of advertising time on television and radio and in magazines. We and Internet Gold also plan to form two new joint ventures that will provide content for the Internet and one new joint venture that will be an Internet service provider in Cyprus.

         In May 2000, we entered into an agreement with CosmOTE, a mobile telephone company and a subsidiary of Hellenic Telecommunications Organization
(OTE), to offer content for mobile-based value added services. Under the agreement, we will provide infotainment services, such as news information, sports results and horoscopes, to CosmOTE's subscribers. Our Internet network will deliver content to end-users via CosmOTE's Smart Messaging System. In September 2000, we signed a memorandum of understanding with CosmOTE to offer content to CosmOTE's mobile phone subscribers using wireless application protocol services. In January 2001, we entered into an agreement with Stet Hellas, a subsidiary of Telestet, an Italian telecommunications company, to deliver content to Stet Hellas' mobile phone subscribers using wireless application protocol services.

OTHER SOURCES OF REVENUE

         In addition to our principal sources of revenue, we also generate revenue from various other sources. These include audiotext and infomercials which are promoted during dead time.

AUDIOTEX

         We are a party to two exclusive contracts with our subsidiary, Audiotex, a market leader in its sector. Under these contracts, in return for a royalty based on a percentage of revenue, we provide consulting and production services and air advertisements (known as audiotext) with telephone numbers which viewers may call to participate in quizzes or cast votes (some of which have the effect of promoting us) or to obtain horoscopes, weather forecasts or general information such as detailed news or national exam results.

         Audiotex became a wholly-owned subsidiary on February 7, 2000 and is a provider of both live and automated interactive telephone services, specializing in mass-market entertainment products. Audiotex provides its interactive expertise to broadcasters, publishers, telecommunications providers and mass advertisers. In addition to providing audiotext services, Audiotex provides direct marketing services, including preparation of databases, establishment of consumer help lines and classified advertising. Audiotex provides services to various advertisers, a number of local television and radio stations, and various magazines and newspapers. Audiotex derives its revenue principally from telephone calls to premium rate phone numbers. Audiotex has an agreement with OTE, whereby OTE charges telephone callers a fee on behalf of Audiotex and handles Audiotex's network operation and billing system.

         We own a 51% interest in Audiotex which we acquired from Holnest Investments Limited, a Cypriot company controlled by our Chairman, Mr. Minos Kyriakou, and the remaining 49% interest in Audiotex from Legion International on February 7, 2000. See "Item 7B.--Related Party Transactions."

INFOMERCIALS

         We also derive revenue from Epikinonia Ltd., which produces infomercials and pays us for production and technical support.

MOVIE PRODUCTION

         In 2000, we began the co-production of two Greek feature films. One film has been released, and the second is scheduled for release later this year. We are also co-producing various other films, which are expected to be released sometime next year. We are sole producers of two additional films, which are expected to be released in November 2001.

TRAINING CENTER FOR JOURNALISTS AND OTHER MEDIA PERSONNEL

         We own one of the leading training centers for journalists and other media personnel in Greece. The Antenna Training Center, which was founded in 1991 and is owned by Antenna Spoudastiki, a company which was indirectly owned by members of the Kyriakou family, provides courses of study for journalists, sound technicians, cameramen, public relations personnel, sales and marketing personnel and costume and clothing designers. Journalists, sound technicians and cameramen follow a two-year course of study, public relations personnel follow a one-year course of study and costume and clothing designers can pursue a two-year program. The training center has arrangements with several institutions of higher education outside of Greece, including the London School of Journalism, the University of Indianapolis and Accademia di Costume e di Moda in Rome, permitting students to continue their studies toward a bachelor's degree. We believe that the training center will assist us in training and attracting qualified talent. To date, a number of graduates from the training center have joined us in a variety of positions from on-air personalities to sound technicians and cameramen.

OTHER COMPLEMENTARY BUSINESSES

         We generate revenue from other complementary businesses. We:

         o have an arrangement with the Commercial Bank of Greece, one of the largest banks in Greece, under which we receive 50% of gross fees and commissions and 30% of interest net of the bank's expenses and losses, generated by a co-branded Visa(R) credit card bearing our brand "ANT1;"

         o have a creative services group which, for a fee, provides third parties with promotional services and communications consulting;

         o have a contractual agreement, renewable upon mutual agreement every three months, under which we provide dead time to a home shopping company to advertise home shopping products, in return for a varying percentage of the revenues derived from the sale of such products; and

         o record and sell music soundtracks from a variety of our television shows and other productions.

COMPETITION

TELEVISION

         We compete for advertising revenue principally with Mega Channel and, to a lesser extent, with the other national private commercial networks operating in Greece, including Star Channel, Alpha (formerly Skai TV), Tempo (formerly New Channel), Makedonia TV, Alter 5 (formerly TV5), the subscription channels operated by NetMed Hellas and the three government-run channels (ET1, NET (formerly ET2) and ET3) that occasionally air commercial advertisements and with other advertising media, such as radio, newspapers and magazines and outdoor advertising. There are currently no subscription cable services operating in Greece. The table below presents, as of December 31, 2000, the household penetration and the hours of daily transmission of the state-owned networks and our principal competitors among the private broadcasting networks:

                                                   HOUSEHOLD        DAILY HOURS
               NETWORK/CHANNEL                    PENETRATION      TRANSMISSION
---------------------------------------------     -----------      ------------
State Owned
     ET1.....................................           100%              24
     NET.....................................            99               24
     ET3.....................................            90               17
Private
     Antenna.................................           100               24
     Mega Channel............................           100               24
     Alpha...................................            92               24
     Star Channel............................            97               24

Source: Media Services and European Market and Media Facts.

         ERT is the state vehicle for radio and television in Greece and controls three television stations, four national radio stations and 25 local radio stations. Two of ERTs three television stations (ET1 and NET) are national channels and the third (ET3) focuses on programming for northern Greece, although its signal is retransmitted throughout Greece. The principal source of revenue for ERT's three television stations is a national television fee (GRD 1,000 per month) paid by all households as part of their electricity bills. Advertising is shown on all three channels, but represents a relatively small proportion of total income. Losses are covered by government subsidies.

         Mega Channel is our principal commercial competitor for audience share and advertising revenue. Mega Channel's four principal shareholders are Greek newspaper and magazine publishers. Mega Channel is also a generalist channel with programming generally comparable to our own. Star Channel, launched in September 1993 as an alternative television channel targeting a young audience, offers programming consisting principally of foreign (mainly United States) programs. Alpha (formerly Skai TV) was launched in October 1993 and currently offers current affairs programs, old Greek films, news, talk shows and some series and variety shows.

         NetMed Hellas, the only subscription television company in Greece, began operations in October 1994. NetMed's analog service provides three channels operating on two frequencies that offer a broad array of entertainment, including exclusive first-run movies, sports and children's programming. In July 1999, NetMed received a license from the Greek government that grants its subsidiary, Multichoice Hellas, the right to provide pay radio and television services via satellite. In December 1999, NetMed launched a digital satellite subscription service offering the Greek audience a bouquet of 30 channels, including two major movie channels, two major sports channels and a variety of thematic and free TV channels. NetMed Hellas, a subsidiary of NetMed, holds the exclusive rights to broadcast Greek league soccer and Greek league basketball, the two most popular sports in the county. Under NetMed Hellas' contract with the Greek soccer federation, NetMed currently broadcasts three live matches each week and then sells the matches for delayed rebroadcast on free-to-air television. NetMed Hellas has a contract with the Greek basketball league under which NetMed will televise two live matches and two delayed matches each week.

         Certain satellite television programming is rebroadcast terrestrially within Greece. ERT, for example, retransmits CNN, MTV, Euronews/Eurosport, TV5 Europe and RIK.

         Greece currently has no cable television infrastructure. The Hellenic Telecommunications Organization has announced plans to develop a broadband network to modernize telephony services and support satellite and cable television, and other multimedia services. Hellenic Telecommunications also has announced plans to provide multi-channel television, home banking and shopping and other interactive services. Satellite and cable television services may be provided by the Hellenic Telecommunications Organization in partnership with a third-party service provider. To date, construction of the network has not commenced.

         A number of small local channels broadcast without regulatory approval. These stations have no significant impact on the national advertising market.

         Antenna TV also competes for revenue with other advertising media, such as newspapers, radio, magazines and outdoor advertising, and expects to compete in the future with other television distribution channels such as cable and direct-to-home satellite systems. Alternative sources of entertainment compete with us if they reduce the number of people watching broadcast television. Current and future technological developments may also affect competition within the television industry. Further advances in technology such as video compression, which would permit the same broadcast or cable channel or satellite transponder to carry multiple video and data services and programming delivered through fiber optic telephone lines or direct broadcast satellites, could result in lower entry barriers for new channels and an expanded field of competing services. In addition, the introduction of digital television, which can be transmitted by satellite, cable or a terrestrial network, could result in new competitors, particularly cable and satellite operators, for our own operations and the proposed operations of any digital satellite television platform in which we participate. We regularly monitor opportunities to increase distribution of our programming, including opportunities presented by technological developments that have the potential to create alternative distribution platforms for us and our competitors.

RADIO

         Antenna FM competes for advertising revenue with other radio stations in the Athens metropolitan area. Antenna FM's principal competitor is Skai, which has a similar format to Antenna FM. Antenna FM also competes with Flash, which has a news and current affairs format. In addition, Antenna FM competes for revenue with other advertising media, such as television, newspapers, magazines and outdoor advertising, and expects to compete with other sources of entertainment to the extent they reduce radio listenership levels.

PUBLISHING

         Daphne competes for circulation and advertising revenue with other magazine publishers and other print media. Daphne's principal competitors, Lambrakis Press, Limberis Publications, Imako Media Net Group, Pegasus Publishing and Attikes Ekdoseis, each publish magazines with similar subject matter and target audiences as the 13 titles published by Daphne. Daphne also competes for revenue with other advertising media, such as television, newspapers, radio and outdoor advertising, and expects to compete with other sources of entertainment to the extent they reduce magazine readership levels.

REGULATION

         These regulations, with the exception of the licensing and ownership requirements, apply to both private channels and government-owned channels.

TELEVISION BROADCASTING (FREE-TO-AIR)

         We are subject to regulation under Greek law, which must be consistent with the minimum standards under EU laws and regulations.

         LICENSING

         GREEK REGULATION. Since private commercial television stations began operating in Greece in 1989, various steps, short of the outright grant of licenses, have occurred:

         o in 1993, formal regulation of commercial television stations and frequency allocations by Greek authorities began in the form of Ministerial decisions issued in favor of Mega Channel, Star TV, Alpha, New Tempo and Antenna, which contemplated licenses having a seven-year term running from the issuance by the government of formal license agreements; however, no such license agreements were issued to any broadcaster;

         o in 1995, the Greek law on mass media (or the Media Law), which contemplates renewal procedures for television station licenses, was enacted. These procedures have not yet been implemented;

         o in 1996, each private commercial television broadcaster's authorizations, including our own, were extended to May 29, 1997;

         o in 1997, a Ministerial decision allocated, on a region-by-region basis throughout Greece, frequency allocations to the government-owned stations, with the balance reserved for private networks and to be awarded at the time the licenses are renewed under the Media Law;

         o in 1997 and 1998, the Greek Ministry of Press and Mass Media requested television networks to submit applications for the further extension of television broadcast licenses. We filed our application in 1998 before the specified deadline; and

         o a provision in the Greek legislation governing satellite broadcasts and other subscription broadcast services (or the Subscription Broadcast Law) confirms that existing television broadcast authorizations, or those broadcasters that have submitted applications for extensions of broadcast licenses, will remain in force until the Minister of Press and Mass Media formally acts on the applications.

         The Media Law currently contemplates the grant, upon renewal, of a license having a four-year term that may be renewed for further four-year periods. Licenses would be granted, renewed and revoked by the Greek Ministry of Press and Mass Media, based on recommendations of the National Council for Radio & Television (or NCRT). Under the Media Law, upon expiration, licenses would be automatically extended until the time the renewal application is formally accepted or rejected. The Media Law provides that a rejection of a license may be made only for cause and further provides that an applicant whose renewal application is denied may appeal to the Greek administrative courts. The annual license fee for a licensed broadcaster is 2% of gross revenue.

         EUROPEAN UNION REGULATION. The EU Broadcasting Without Frontiers Directive (or the Directive) of October 3, 1989 describes basic principles for the regulation of broadcasting activity in the EU. In essence, it provides, that:

         o each EU broadcasting service should be regulated by the authorities of one member state (the "home member state"); and

         o certain minimum standards should be required by each member state of all broadcasting services which are regulated by that state's authorities.

Greece, which is our "home member state," has, through Presidential Decree No. 236 issued in July 1992, given effect to the requirements of the Directive. The EU Commission is responsible for monitoring compliance and can initiate infringement proceedings against member states that fail properly to implement the Directive.

         The Directive was amended on May 27, 1997. EU member states had to implement the amended Directive (or the Amended Directive) through national legislation within 18 months of the date. Greece has, through Presidential Decree No. 100 issued in March 2000, given effect to the requirements of the

Amended Directive, with minor adjustments. The Amended Directive, as given effect to by the Presidential Decree, provides that:

         o member states must ensure access by the viewing public to sporting events of "major importance" through terrestrial transmission and to this end must proscribe arrangements granting exclusive broadcast rights to these events to operators of cable networks or other subscription-based television networks;

         o teleshopping programs (or "windows" as stated in the Directive) must be at least 15 minutes in length. Windows may not be interrupted by commercial breaks, and they may not sell products addressed to minors or medical products. The time allocated to teleshopping spots, which are differentiated from windows, must not exceed six minutes per hour for prime time (6:00 p.m. to 1:00 a.m.), with the exception of the months of January, July and August when they can extend to 12 minutes in prime time;

         o member states must ensure a right of reply to anyone whose reputation has been damaged by a television broadcast; and

         o broadcasters, through the use of symbols describing program content, are required to classify programs into categories ranging from "suitable for all audiences" to "suitable for adults only."

         The Directive currently requires member states to ensure "where practicable and by appropriate means" that broadcasters reserve "a majority proportion of their transmission time" for programs produced in Europe. In applying this rule, broadcast time covering news, games, advertisements, sports events, infomercials and teletext services is excluded. The Directive recognizes that member states are to move progressively towards requiring their broadcasters to devote a majority of relevant transmission time to programs produced in Europe, having regard to the broadcaster's informational, educational, cultural and entertainment responsibilities to its viewing public. In June 1996, ministers of the EU member countries voted to retain the existing system of voluntary restrictions. In doing so, they rejected amendments proposed by the European Parliament to replace the "where practicable" standard with an obligation on governments to ensure that broadcasters meet the quota. Greek television stations in general, and we in particular, devote a majority of relevant transmission time to works of European origin. In our case, we substantially exceed the minimum quotas imposed by law.

         RESTRICTIONS ON ADVERTISING

         Although the Media Law does not impose limitations on the duration of advertisements, it does provide that:

         o not more than 15% of daily transmission time (which may be increased to 20% for teleshopping spots, excluding teleshopping windows, provided spot advertising does not exceed 15% of daily transmission time) may be devoted to advertising;

         o        spot advertising within a one-hour period may not exceed 20%;

         o feature films or films made for television exceeding 45 minutes in length may be interrupted by advertising only once every 45 minutes (and then only for a maximum of nine minutes), and further interruption is permitted if the duration exceeds 110 minutes;

         o advertising during any other program must be separated by intervals of at least 20 minutes and may not exceed four minutes;

         o news bulletins, current affairs programs and children's programs of less than 30 minutes duration may not be interrupted by advertising;

         o advertising is to be inserted between programs, unless breaks during programs do not affect the value and integrity of the program; and

         o advertising during televised sporting events and performances comprising "autonomous parts" may occur only during the intervals, and advertising during televised religious services is prohibited.

         Television advertising of tobacco products, prescription drugs and medical treatment requiring a prescription is prohibited, and television advertising of alcoholic beverages is subject to certain limitations on content. Over-the-counter medical products may be advertised on television.

         Limitations on advertisements aimed at protecting minors are described in the 1993 Consumer Protection Law. With the exception of certain educational toys, advertising of children's toys between 7:00 a.m. and 10:00 p.m. currently is prohibited.

         Sponsored programs must be clearly identified as such. Programs may not be sponsored by anyone or any entity whose main products or services are prohibited by the Media Law. News programs may not be sponsored. The Amended Directive provides that people involved in the sale or manufacture of medicinal products available only by prescription may not sponsor programs.

         Although there are no restrictions imposed on licensed broadcasters relating to political advertising, Greek law imposes restrictions on campaign spending by politicians.

         The Media Law was also designed to add transparency to negotiations between advertising agencies and broadcasters. The law had the effect of eliminating, effective January 1, 1996, discounts offered to advertisers, requiring advertisers to pay the full cost, and taxes based on such full cost, set out in the broadcaster's price list for a particular time slot, as filed with the Greek tax authorities. The Media Law permits broadcasters to offer cash rebates, up to 9.9% of the cost of airtime purchased, subject to certain conditions, including minimum levels of revenue paid per advertiser.

         Effective January 1, 1996, a joint directive of the Ministry of Press and Mass Media and the Ministry of Finance, for the purpose of clarifying the term "advertising" for purposes of Greek tax law, broadened the definition beyond spots aired in return for cash payments to cover all publicity aired. The decision also clarified a number of procedures relating to collection of taxes from advertising. Because of the decision, advertisers including promoters of musical events, theatrical performers and sound recordings among others, who, until this time, were able to place free advertising on television using barter arrangements, were faced with paying taxes on the value of such spots, at the rate imposed by the Media Law of 36% plus statutory assessments, or discontinuing the spots. Many of these advertisements, which for purposes of advertising statistics had been included as part of "advertising expenditures," were discontinued beginning in January 1996.

         OWNERSHIP

         Non-EU participation in the share capital of a licensed Greek broadcaster may not exceed 25%. Licensed broadcasters may acquire only one license for a television channel and no shareholder, irrespective of nationality, may hold more than 25% of the share capital of that broadcaster and may not invest in, or serve as director or officer of, any other television broadcaster or invest in, or serve as a director or officer of, more than one other type of media enterprise, such as press or radio. Loans to the broadcaster by shareholders, officers or directors may not exceed 5% of the share capital of the broadcaster.

         The Media Law generally requires that shares of a licensed broadcaster held by corporations must also be registered in the name of the natural persons who are shareholders of those corporations. However, this requirement will not apply to:

         o our ADSs, or to the shares underlying our ADSs held by the Depositary, so long as they are held by the Depositary and the Depositary holds not more than 25% of our share capital; or

         o shares held by open-ended mutual funds qualifying as Undertakings for Collective Investments in Transferable Securities (or UCITS) provided no single UCITS holds more than 2.5% of our share capital and UCITSs in aggregate hold not more than 10% of our share capital.

If a shareholder's holdings exceed any of these thresholds, the Media Law provides that such shareholder will not be eligible to exercise voting rights or receive dividends or other distributions which are attributable to any shares acquired which exceed such thresholds.

         A company that holds a broadcast license must manage and operate the network. It may not assign management to a third party or delegate to third parties the production or management of programs exceeding 30% of its monthly transmission.

         PROGRAMMING CONTENT

         Under Greek law, at least 25% of a licensed broadcaster's transmission time must be in the Greek language, and at least a majority of the transmission time must represent works of EU origin, which includes works of Greek origin. These minimums are exclusive of news, sports events, game shows, teletext, infomercials, trailers and advertising.

         The Directive also requires that member states should ensure "where practicable and by appropriate means" that broadcasters reserve at least 10% of their transmission time (excluding time covering news, sports events, games, advertising, infomercials and teletext services) or, at the option of the member state, 10% of their programming budget, for European works created by producers who are independent of broadcasters. An adequate proportion of the relevant works should be recent works (that is, works produced within the last five years preceding their transmission). We are in compliance with these provisions of the Directive.

SUBSCRIPTION BROADCASTING

         LICENSING

         The Subscription Broadcast Law regulates television and radio broadcasts on a subscription basis. Different regulations apply depending on whether the broadcaster is broadcasting signals via satellite (a satellite broadcaster) or a terrestrial network (a terrestrial broadcaster). The Subscription Broadcast Law contemplates that an authorized broadcaster would obtain a license and would enter into a contract with the government.

         A broadcaster may hold a license for subscription satellite broadcasts and a license for subscription terrestrial broadcasts. A shareholder of a subscription satellite broadcaster or subscription terrestrial network may hold shares in another broadcaster that broadcasts in the other medium. A shareholder of a subscription terrestrial broadcaster cannot hold more than 40% of the stock or voting power of this type of broadcaster; no similar limitation applies to shareholders of subscription satellite broadcasters or cable broadcasters. A license holder under the Subscription Broadcast Law cannot itself hold a license for free television broadcasting, but can participate as a shareholder in a company that holds a broadcast license for free television. A free television broadcaster can hold up to 40% of the stock or voting power of a subscription terrestrial broadcaster and up to 100% of the stock or voting power of a subscription satellite broadcaster or a subscription cable broadcaster.

         Licenses will be granted under the Subscription Broadcast Law for periods ranging from five to fifteen years. Licenses will be granted by the Ministry of Press and Mass Media, and the duration of a license is within its discretion, based on its review of financial data and the investment plan of the proposed license holder. In addition, notice of a transfer of a license holder must be given to the Ministry of Press and Mass Media for approval unless the transferee is a listed company, in which case notification is required only if the transfer involves greater than 2.5% of the capital of a license holder. To date, one subscription broadcast license has been granted to NetHold and ERT, a government operated channel, has the right to obtain a further license.

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

         OWNERSHIP

         To obtain a license, a subscription broadcaster must be a Greek SOCIETE ANONYME and its registered office, principal executive office and management must be located in the EU. The shares of these broadcasters must be in registered form. If the owner of these shares is a corporation, then the shares held by that corporation must also be registered on the shareholder register in the name of the individual shareholders of that corporation as well. This requirement does not apply to foreign corporations that have strong financial standing and have been engaged in audiovisual production for at least three years, a mutual fund or a company whose shares are listed on a recognized stock exchange or quotation system. The availability of any such exemption is subject to NCRT approval.

         Any company providing services such as subscriber management services, satellite facilities and encrypting or decoding equipment, must be a Greek SOCIETE ANONYME, with share capital meeting the same requirements as the share capital of a holder of a license under the Subscription Broadcast Law. Content providers, unless they are broadcasters of free television programming, properly licensed in their own jurisdictions, must meet certain requirements, depending upon whether they are broadcasters themselves or program suppliers.

         PROGRAMMING CONTENT FOR SUBSCRIPTION TELEVISION BROADCASTS

         If a license holder transmits more than an aggregate of 120 hours of programming per day across all of its broadcast channels, it must dedicate 10% of its broadcast time to the State, up to a maximum of 24 hours per day. If a license holder broadcasts more than an aggregate of 240 hours of programming per day across all of its broadcast channels, for at least one year, it must allocate at least 10% of available air time to new entrants.

         At least 25% per month of total air time must represent programming in the Greek language. During the first year of operations, at least 30% of non-Greek programming must be dubbed or subtitled, with the percentage increasing each following year by 5%, up to a maximum of 50%. In calculating these requirements, broadcasts of exclusively musical content are excluded from total air time. At least 25% of yearly total air time broadcast must represent works produced in the EU, which percentage increases 5% each year up to a maximum of 45%. At least 10% of total yearly air time must represent independent works.

         The Subscription Broadcast Law contemplates that a presidential decree will be issued defining "major events," the broadcasts of which cannot be restricted to subscription broadcast.

RADIO BROADCASTING (FREE-TO-AIR)

         Free terrestrial radio broadcasting in Greece is subject to provisions of the Media Law. The restrictions on advertising on radio are substantially similar to the restrictions applicable to advertising on television. Although any one person can hold up to 100% of the share capital of a radio broadcaster, the provisions of the Media Law concerning concentrations in ownership of other media apply to radio broadcasters as well, as do the provisions concerning registration of shares of a radio broadcaster.

         The provisions of the Media Law concerning licensing apply to radio broadcasters. As is the case for various television broadcasters, including ourselves, Antenna Radio has filed its application for a license under the Media Law. We submitted updated information in support of this application in January 1999. To date, no radio stations in Greece have formally received licenses. We believe that Antenna Radio has all approvals necessary for its operations and satisfies all requirements for the continuing renewal of its licenses, and that it is in compliance in all material respects with all applicable laws, rules and regulations governing its operations.

         PUBLISHING

         Under Greek law, a "magazine" is defined as a periodical publication distributed to the public at least once every three months. Magazine publishers, including Daphne, are not subject to cross-media ownership restrictions, nor are there any percentage restrictions on shareholder participation in a magazine publishing company's share capital.

         Greek law generally requires that shares of a Greek magazine publishing company held by corporations must also be registered in the name of the natural persons who are shareholders of those corporations. However, this requirement will not apply to shares of a magazine publishing company held by UCITSs provided no single UCITS holds more than 2.5% of its share capital and UCITSs in aggregate hold not more than 10% of its share capital.

         CROSS-MEDIA RESTRICTIONS

         The Media Law provides:

         o no shareholder of a licensed broadcaster may invest in, or serve as director or officer of, any other television broadcaster. However:

                  o a shareholder, director or officer of a licensed free-to-air television broadcaster may also participate in no more than two subscription broadcasters, provided that each such subscription broadcaster transmits under a different platform. The different platforms are cable, satellite or terrestrial; and

                  o a shareholder, director or officer of a subscription broadcaster may also participate in no more than one other subscription broadcaster, provided that such other subscription broadcaster transmits under a different platform.

         o no shareholder of a licensed broadcaster may invest in, or serve as a director or officer of, more than two types of media enterprises. Media enterprises mean:

                  o        television broadcasters of any kind;

                  o        radio broadcasters of any kind; and

                  o        daily press publishers (excluding magazines).

         A licensed free-to-air television broadcaster may not directly own a license for a subscription television network or a radio broadcaster. A subscription television license holder may not hold a license for a free-to-air television or radio broadcaster, however such a company may be a shareholder in the capital of a free-to-air television or radio broadcaster.

INSURANCE

         We maintain comprehensive insurance coverage that covers our offices, equipment and other property (subject to customary limits) from damage due to natural disasters or other similar events.

LEGAL PROCEEDINGS

         We are involved in litigation arising in the normal course of our business. Management does not believe that any legal proceedings pending against us will, individually or in the aggregate, adversely harm our business.

C.       ORGANIZATIONAL STRUCTURE

         As of March 13, 2001, the following chart presents our corporate structure, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in these subsidiaries.

[GRAPHIC OMITTED]

ORGANIZATIONAL CHART REFLECTING THE FOLLOWING HOLDINGS (DIRECTLY AND INDIRECTLY) OF SIGNIFICANT SUBSIDIARIES:


         o        NOVA TELEVIZIA S.A. (Bulgaria)
                  100%

         o        RADIO EXPRESS S.A. (Bulgaria)
                  99%

         o        PART TIME SIMVOULEFTIKI S.A. (Greece)
                  100%

         o        ANTENNA SPOUDASTIKI EPE (Greece)
                  100%

         o        PACIFIC BROADCAST DISTRIBUTION LTD. (Liberia)
                  100%

         o        AUDIOTEX S.A. (Greece)
                  100%

         o        DAPHNE COMMUNICATIONS S.A. (Greece)
                  51%

         o        RADIOTILOPTIKES EPIHIRISIS S.A. (Greece)
                  (ANTENNA RADIO)
                  99.97%

D.       PROPERTY, PLANT AND EQUIPMENT

         PROPERTIES

         Our properties consist primarily of broadcasting, production, warehouse, publication and office facilities, most of which are located in the Athens metropolitan area. Our principal office and nearby studio, where we produce and air our daily talk shows and current affairs programs, contain 4,055 square meters of leased office and studio space. We operate four additional leased studios in Athens aggregating approximately 2,500 square meters, supporting studio space of approximately 2,050 square meters. All of these studios have both production and on-air capabilities with fiber optic and microwave links to our principal office facilities.

         During 2000, we acquired 32,629 square meters of land in a northern suburb of Athens, where we intend to relocate our offices and production facilities. A portion of the land (6,000 square meters) was purchased directly from the owner, and the balance was acquired indirectly through our acquisition of Part Time S.A. (now Part Time Simvouleftiki S.A.). We also acquired new office and studio space of approximately 1,656 square meters in Thessaloniki, in northern Greece.

         We own approximately 150 transmission facilities (towers and relay stations), which provide coverage to approximately 99% of Greek households. In addition, we make use of approximately 350 additional transmission facilities (typically provided by local municipalities) to enhance reception in other more remote areas of Greece. Our private and state-run competitors generally operate separate transmission facilities. We use satellite relay facilities to reduce the costs of operating our terrestrial relay facilities. We are exploring opportunities to make use of our transmission towers for telecommunication services provided by third parties.

         Our radio broadcasting facilities are located within our principal office. We have one broadcasting studio, three production studios and an editing studio, all of which are fully digitized. We also own three radio transmitters that transmit our radio signal throughout the Athens metropolitan area.

         Daphne leases approximately 7,000 square meters of office, warehouse and factory space, which houses our printing facilities, as well as a photography studio, in the Athens metropolitan area, from which it conducts its operations.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         YOU SHOULD READ THE FOLLOWING TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. WE MAINTAIN OUR ACCOUNTING RECORDS AND PUBLISH OUR STATUTORY FINANCIAL STATEMENTS FOLLOWING GREEK TAX AND CORPORATE REGULATIONS. CERTAIN ADJUSTMENTS HAVE BEEN MADE TO THESE RECORDS TO PREPARE THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION IN THIS ANNUAL REPORT. YOU SHOULD READ THE INFORMATION UNDER "FORWARD-LOOKING STATEMENTS" FOR SPECIAL INFORMATION ABOUT OUR INTERPRETATION OF FORWARD-LOOKING INFORMATION.

GENERAL

         We derive a substantial portion of our revenue from the sale of television advertising time. Total advertising revenue made up 71.6% of total net revenue in 2000. In 2000, we began reporting revenue from publishing due to our acquisition in 1999 of our interest in Daphne Communications S.A. (or Daphne).

         Our revenue fluctuates throughout the year, with advertising revenue usually at its lowest level during the third fiscal quarter (14.7% of total net revenue in 2000), and usually at its highest level during the fourth fiscal quarter (30.3% of total net revenue in 2000). Due in large part to the overall decrease in advertising expenditures in the Greek market and to a lesser extent to competitive conditions, our advertising revenue was down substantially in the fourth quarter relative to the fourth quarter of 1999. While we expect advertising revenue to grow, year-on-year, during the second half of 2001, we expect to report lower first quarter 2001 advertising revenue as compared to first quarter 2000.

REVENUE

ADVERTISING

         Television advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by such factors as the number of advertisers competing for the available time and the availability of alternative advertising media.

         Substantially all of our television advertising revenue is generated from national advertising arrangements and contracts with local and international branches of advertising agencies, representing both multinational and national advertisers. Examples are:

MULTINATIONAL ADVERTISERS                 NATIONAL ADVERTISERS
o    Procter & Gamble                     o  The Hellenic Telecommunications Organization (OTE)

o    Unilever                             o  Stet Hellas, a Greek mobile telecommunications company

o    Estee Lauder (Group Sarantis)        o  Panafon/Vodafone, a Greek mobile telecommunications company

o    Coca-Cola Hellas                     o  Fage and Delta, Greek dairy companies

o    Colgate-Palmolive

         We currently use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies which are entitled to a rebate then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         Regulatory changes effective January 1, 1996 had the effect of greatly reducing discounts and free airtime offered to advertisers, requiring advertisers to pay the full cost, and taxes based on such full cost, contained in the broadcaster's price list for a particular time slot, as filed with the Greek tax authorities. A joint directive of the Greek Ministry of Press and Mass Media and Ministry of Finance, for the purpose of clarifying the term "advertising" under Greek tax law, broadened the definition beyond spots aired in return for cash payments to cover all publicity aired. The directive also clarified a number of procedures relating to collection of taxes relating to advertising. See "Item 4.--Information on the Company--Business--Regulation."

         While we sell a significant portion of our available television advertising time, we do not sell all of it. In 2000 we sold approximately 99% of total available advertising time during prime time broadcasts and approximately 79.9% of total available advertising time, including dead time allocated to audiotext, our magazines, infomercials and home shopping. See "Item 4.--Information on the Company--Business--Television Advertising--General." We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our majority-owned subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

PROGRAMMING

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV
(USA) Inc. (or Antenna Satellite), and in Australia through our wholly-owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See note 31 to our consolidated financial statements. In addition, we sell selected news footage to other news broadcasters around the world. See "Item 4.--Information on the Company--Business--Our Strategy" and "Item 4.--Information on the Company--Business--Other Sources of Revenue."

PUBLISHING AND OTHER REVENUE

         Since acquiring Daphne in October 1999, we have derived circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publications for third parties.

COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, together with the cost of gathering, producing and broadcasting news. Since the acquisition of Daphne, cost of sales also includes publication costs. Selling, general and administrative expenses (or SG&A) includes payroll costs and sales, marketing and promotion costs, broadcast license fees and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         We have followed SFAS 53 concerning the amortization of programming production and acquisition costs. Consequently, all direct and certain indirect production costs (other than those relating to news and similar programming) are capitalized as investment in programs. These costs are stated at the lower of unamortized cost or estimated net realizable value. Under SFAS 53, estimated total production costs for an individual program or series are amortized in the proportion that the revenue realized relates to management's estimate of the total future revenue expected to be generated from such program or series based upon past experience. Estimates of future revenues are reviewed periodically in relation to historical revenue trends and the amortization of programming costs is adjusted accordingly. To the extent such estimates differ from the actual results, such amortization periods will be adjusted. Such adjustments could have a material adverse effect on our financial condition and results of operations.

         SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as noncurrent assets. For the quarter ending March 31, 2001, we expect to record a one-time charge for the initial adoption of the standard which will be between GRD 250 million ($0.7 million) and GRD 600 million ($1.6 million).

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library and believe that these rights may represent values in excess of net book value. This value is demonstrated by the advertising revenue generated from rebroadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

ACQUISITIONS

         In March 1999, we raised net proceeds of $86.5 million in our initial public offering. In May 1999, we used a portion of the net proceeds we received from our initial public offering to acquire:

         o a 51% interest in Audiotex for a purchase price of $7.25 million;

         o a 99.97% interest in Antenna Radio, which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area, for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness;

         o a 100% interest in Antenna Spoudastiki Ltd. (or Antenna Spoudastiki), which operates a training center for journalists and other media personnel for a purchase price of $6.0 million; and

         o a 100% interest in Pacific Broadcast, which rebroadcasts our programming in Australia through a joint venture, for a purchase price of $3.5 million.

Each of these companies was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, our Chairman. See note 2 of the notes to our consolidated financial statements. See also "Item 7B.--Related Party Transactions."

         These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods after September 1, 1998, the date that the companies came under common control for accounting purposes (or the Consolidation Date). Consequently, our balance sheet as at December 31, 1998 and our consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. Because the business combinations were among companies under common control, they have been consolidated based upon the companies' book values and historical results of operations. The cash amounts paid for the companies acquired, in excess of their book values, have been treated as a dividend to the selling shareholders.

         We also undertook the following transactions:

         o in October 1999, we acquired a 51% interest in Daphne for total consideration of approximately GRD 1.2 billion ($3.3 million);

         o in February 2000, we acquired the 49% interest in Audiotex from Legion International that we did not already own for total consideration of GRD 55 million ($0.1 million) and an increase of the royalty fees to Legion International from 7.5% to 12.0% on Audiotex's annual revenue for 10 years. Based on the 2000 net revenues of Audiotex, the royalty fee paid to Legion International computed at 12% of net revenues was GRD
                  109.8 million ($0.3 million). If computed at 7.5% of net revenues, the royalty payment would have been GRD 68.4 million ($0.2 million). See "Item 5.--Information on the Company--Business--Other Sources of Revenue--Audiotex;"

         o in February 2000, we advanced GRD 3 billion ($8.3 million) in exchange for the right to acquire a controlling interest in Makedonia TV, one of the six other Greek commercial TV broadcasters with a nationwide license. This right gives us the ability to acquire, when and if such acquisition is allowed under applicable law, a 51% interest in Makedonia TV from its three shareholders for a total consideration equal to the advance payment. We also entered into a cooperation agreement to provide a variety of services to Makedonia TV. See "Item 5.--Information on the Company--Business--Distribution of Programming;"

         o in April 2000, we entered into a memorandum of understanding with Internet Gold International Ltd., a subsidiary of Internet Gold, an Israeli Internet company, to jointly undertake various Internet-related activities. Internet Gold agreed to use its best efforts to cause one or more of the shareholders of CompuLink Networks S.A., a Greek Internet service provider, to transfer to us a 20% stake in CompuLink for consideration of $1 million, $200,000 of which will be paid in cash and $800,000 of which will be paid in the form of advertising time on television and radio and in magazines. See "Item 5.--Information on the Company--Business--New Media Markets--Internet;"

         o in August 2000, we acquired interests in three Bulgarian media companies for total consideration, including related expenses, of $3.7 million. The acquisition includes a 100% interest in Nova Television, a 100% interest in Multimex and a 92% interest in Radio Express. In November 2000, we acquired a 7% minority interest in Radio Express for EURO 35,000. See "Item 5.--Information on the Company--Business--Distribution of Programming;"

         o        in October 2000, we acquired a 100% interest in Part Time S.A.
                  (now Part Time Simovleftiki S.A.) for total cash consideration of GRD 883.4 million ($2.4 million). This entity owns a portion of the land on which we intend to relocate our offices and production facilities; and

         o during 2000, we purchased in various open market transactions shares of Athenian Capital Holdings S.A. for an aggregate purchase price of GRD 15,543 million ($42.8 million). Athenian is a diversified investment company listed on the Athens Stock Exchange. We currently own approximately 14.5% of Athenian's share capital. Our principal shareholders own an additional approximately 15% of Athenian. Seven of Athenian's 11 directors are directors of ours, including our Chairman, our Chief Executive Officer and our Chief Financial Officer. Our investment in Athenian has been adversely impacted in line with the general decline in prices on the Athens Stock Exchange. On March 5, 2001, we announced that, in order to protect the value of this investment, our Chairman, Mr. Minos Kyriakou, has agreed to underwrite our investment such that in the event that we continue to hold shares in Athenian on December 31, 2003, and the value of the investment on such day (as measured based on average closing prices for the preceding 20 trading days) does not exceed our aggregate purchase price, our Chairman will purchase our entire stake in Athenian for an amount equal to such purchase price. Furthermore, if we elect at any time prior to December 31, 2003 to dispose of the investment, and the sale price at that time is less than our purchase price, our Chairman will pay us the difference between the sale price and our purchase price. In all cases our Chairman will pay these amounts plus interest reflecting our return on bank deposits. The Greek Capital Markets Commission (or the CMC) recently announced that it has investigated insider trading violations by Athenian and certain individuals who are now former officers of Athenian and has imposed a fine on Athenian and such individuals. Athenian has informed us that it believes that it has not violated any Greek securities laws and it intends to vigorously contest the CMC's allegations. To our knowledge, all such actions which were the subject of the CMC investigation took place prior to our investment in Athenian. Subsequent to our investment, our Chairman, Mr. Minos Kyriakou, assumed the position of Chairman of Athenian. See "Item 5.--Operating and Financial Review and Prospects--Liquidity and Capital Resources" and "Item 7B.--Related Party Transactions."

         Our consolidated financial statements include all of our significant majority-owned subsidiaries. Affiliated companies in which we do not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method.

A.       OPERATING RESULTS

         The table below presents, for the periods indicated, certain statement of operations data as a percentage of total net revenue:

                                                           FISCAL YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------
                                                       1996    1997     1998     1999     2000
                                                       -----  -----    -----    -----    -----
                                                                    (IN PERCENT)
Net Revenue
   Advertising revenue.............................     87.1     90.3    90.6     88.3     71.6
   Related party revenue...........................     12.4      9.0     8.1      5.0      3.0
   Publication revenue.............................       --       --      --      4.6     14.0
   Other revenue...................................      0.5      0.7     1.3      2.1     11.4
                                                       -----    -----   -----    -----    -----
     Total net revenue.............................    100.0    100.0   100.0    100.0    100.0

Cost of sales......................................     29.8     21.0    16.7     20.1     29.4
Selling, general and administrative expenses.......     12.3     14.4    12.5     12.0     13.0
Amortization of programming costs..................     45.6     48.3    38.3     30.4     24.6
Depreciation and amortization......................      1.8      1.9     1.9      2.1      2.6
                                                       -----    -----   -----    -----    -----
Operating income...................................     10.5     14.4    30.6     35.4     30.4
Interest (expense), net............................     (8.1)    (9.8)   (8.8)    (6.8)    (6.0)
Foreign exchange (losses) gains, net...............      1.1     (2.7)  (12.4)    (5.0)    (5.4)
Equity in net income of unconsolidated affiliate...       --       --      --       --       --
Related party commission income....................       --       --     0.5      1.1      0.1
Other income (expense), net........................      0.1       --      --      3.9     (0.8)
Minority interest in profit of unconsolidated
   subsidiaries....................................       --       --      --     (0.1)    (0.1)
                                                       -----    -----   -----    -----    -----
Earnings before income taxes.......................      3.6      1.9     9.9     28.5     18.2
Provision for income taxes.........................      1.7      1.0     6.5     11.5      5.4
Extraordinary gain on repurchase of senior notes...       --       --      --       --      0.2
                                                       -----    -----   -----    -----    -----
Net income.........................................      1.9      0.9     3.4     17.0     13.0
                                                       =====    =====   =====    =====    =====

FISCAL YEAR ENDED DECEMBER 31, 2000
COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1999

         REVENUE. Net revenue increased GRD 15,485 million ($42.7 million), or 39%, from GRD 39,780 million ($109.6 million) in 1999 to GRD 55,265 million ($152.3 million) in 2000. This increase was attributable primarily to the addition of GRD 8,767 million ($24.2 million) of revenue from Daphne (primarily representing publication revenue included for all of 2000, as compared to only two months in 1999), and an underlying increase in revenue of GRD 5,336 million ($14.7 million), GRD 3,390 million ($9.3 million) of which was attributable to a non-recurring license and distribution fee recorded as part of other revenue. To a lesser extent, the increase reflected the addition of GRD 823 million ($2.3 million) of revenue from Audiotex and the addition of GRD 627 million ($1.7 million) of revenue from Nova Bulgaria.

         Advertising revenue, which comprised 71.6% of total net revenues for 2000 (88.3% in the prior period), increased GRD 4,465 million ($12.3 million), or 12.7%, from GRD 35,126 million ($96.8 million) in 1999 to GRD 39,591 million ($109.1 million) in 2000, reflecting a 5.6% underlying increase in advertising revenue due to increases principally in volume. The total increase in advertising revenue also reflected GRD 2,354 million ($6.5 million) of advertising revenue from Daphne and the addition of GRD 621 million ($1.7 million) of advertising revenue from Nova Bulgaria. Rebates granted to advertisers in 2000 totaled GRD 2,748 million ($7.6 million) and in 1999 totaled GRD 2,851 million ($7.8 million).

         Related party revenue decreased GRD 353 million ($1.1 million), or 17.6%, from GRD 2,006 million ($5.5 million) in 1999 to GRD 1,653 million ($4.6 million) in 2000. The decrease was attributable principally to the decrease in programming fees charged to Antenna Satellite.

         Publication revenue increased GRD 5,900 million ($16.3 million) from GRD 1,806 million ($5.0 million) in 1999 to GRD 7,706 million ($21.2 million) in 2000. The increase was attributable to the addition of publication income from Daphne (for all of 2000).

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and from infomercials, increased GRD 5,473 million ($15.1 million) from GRD 842 million ($2.3 million) in 1999 to GRD 6,315 million ($17.4 million) in 2000. This increase was attributable primarily to an increase in underlying other revenues of GRD 3,884 million ($10.7 million), which was due principally to a non-recurring fee reflecting the recognition of revenue associated with license and distribution fees for programming for which the conditions of SFAS 53 were not previously met. To a lesser extent, the increase reflected the addition of other revenue from Daphne (for all of 2000) of GRD 870 million ($2.4 million) and the addition of GRD 823 million ($2.3 million) of other revenue from Audiotex, which was accounted for using the equity method prior to February 7, 2000.

         COST OF SALES. Cost of sales increased GRD 8,277 million ($22.8 million), or 104%, from GRD 7,976 million ($22.0 million) in 1999 to GRD 16,254 million ($44.8 million) in 2000. This increase was attributable primarily to the addition of GRD 6,893 million ($19 million) of cost of sales from Daphne (for all of 2000) and, to a lesser extent, the addition of cost of sales from Nova Bulgaria and Audiotex. The underlying cost of sales increased GRD 664 million ($1.8 million) in 2000.

         SG&A. SG&A increased GRD 2,417 million ($6.6 million), or 50.6%, from GRD 4,780 million ($13.2 million) in 1999 to GRD 7,197 million ($19.8 million) in 2000. This increase was attributable principally to an increase in underlying SG&A of GRD 949 million ($2.6 million) which was primarily due to an increase in payroll costs associated with an increased level of personnel, and an increase in sales promotion activities and other operating costs. The increase also reflected the addition of GRD 1,106 million ($3.0 million) from Daphne (for all of 2000) and GRD 205 million ($0.6 million) from Nova Bulgaria.

         AMORTIZATION. Amortization of programming costs increased GRD 1,476 million ($4.1 million), or 12.2%, from GRD 12,096 million ($33.3 million) in 1999 to GRD 13,572 million ($37.4 million) in 2000. This increase was attributable to the increase in programming costs for 2000 as a result of higher average cost per show.

         DEPRECIATION. Depreciation increased GRD 566 million ($1.6 million), or 66.4%, from GRD 853 million ($2.3 million) in 1999 to GRD 1,419 million ($3.9 million) in 2000. Of the increase in depreciation, GRD 288 million ($0.8 million) was attributable to the addition of depreciation from Daphne (for all of 2000) and GRD 111 million ($0.3 million) for the addition of depreciation from Nova Bulgaria.

         OPERATING INCOME. Operating income increased GRD 2,749 million ($7.6 million), or 19.5%, from GRD 14,075 million ($38.8 million) in 1999 to 16,824 million ($46.4 million) in 2000, principally reflecting an underlying increase in total net revenue during the period and, to a lesser extent, the addition of operating income from Daphne (for all of 2000) and the addition of operating income from Audiotex, partially offset by an increase in cost of sales.

         INTEREST EXPENSE, NET. Interest expense, net increased GRD 606 million ($1.7 million), or 22.5% from GRD 2,700 million ($7.4 million) in 1999 to GRD 3,306 million ($9.1 million) in 2000, reflecting an increase in gross interest expense during the period, principally attributable to an increase in underlying expense of GRD 451 million ($1.2 million) attributable to the appreciation of the U.S. dollar against the drachma in 2000 compared to 1999, partially offset by the lower interest rate paid on the repurchase facility in drachma which was used to replace approximately $20 million face amount of our existing notes, and the addition of GRD 466 million ($1.3 million) of gross interest expense from Daphne (for all of 2000) offset by an increase of GRD 213 million ($0.6 million) in underlying interest income.

         FOREIGN EXCHANGE. Foreign exchange losses increased GRD 1,011 million ($2.8 million) from GRD 1,973 million ($5.4 million) to GRD 2,984 million ($8.2 million), primarily reflecting loss resulting from the translation of our existing notes denominated in U.S. dollars due to the U.S. dollar appreciation against the drachma, partially offset by unrealized gains and losses from our U.S. dollars cash holdings and receivables/payables denominated in foreign currencies and realized gains and losses on transactions denominated in foreign currencies.

         OTHER EXPENSE, NET. Other expense, net, increased GRD 1,964 million ($5.4 million) from income of GRD 1,529 million ($4.2 million) in 1999 to a loss of GRD 435 ($1.2 million) in 2000. The increase was attributable principally to the fact that in 1999 we had a gain from the sale of marketable securities.

         EQUITY IN NET INCOME OF UNCONSOLIDATED AFFILIATES. Equity in net income of unconsolidated affiliates decreased from GRD 25 million ($0.1 million) in 1999 to GRD 2 million ($6,000) in 2000, due to the acquisition of the remaining interest in Audiotex, which was accounted for using the equity method before February 7, 2000.

         RELATED PARTY COMMISSION INCOME. Related party commission income decreased from GRD 435 million ($1.2 million) in 1999 to GRD 48 million ($0.1 million) in 2000, due to the reclassification of revenue earned from Audiotex.

         PROVISION FOR INCOME TAXES. Provision for income taxes decreased GRD 1,559 million ($4.3 million) from GRD 4,570 million ($12.6 million) in 1999 to GRD 3,011 million ($8.3 million) in 2000, principally because of lower pre-tax profits and the reversal of a valuation allowance on deferred tax assets in the prior year of GRD 1,193 million ($3.3 million) as a result of cash collections in 2000 which satisfied the conditions of SFAS 53 with respect to license and distribution fees. Of the decrease in provision for income taxes, GRD 1,160 million ($3.2 million) was attributable to the decrease in underlying provision for income taxes and GRD 186 million ($0.5 million) was attributable to the decrease of provision for income taxes for Daphne.

         NET INCOME. Net income increased GRD 414 million ($1.1 million) from GRD 6,762 million ($18.6 million) in 1999 to GRD 7,176 million ($19.8 million) in 2000, principally reflecting an underlying increase in operating income and the non-recurring license and distribution fees and the reversal of the valuation allowance taken on deferred tax assets taken in the prior year, partially offset by the increase in foreign exchange losses and other expenses. As a percentage of total net revenue, net income decreased from 17% to 13%.

FISCAL YEAR ENDED DECEMBER 31, 1999
COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1998

         REVENUE. Net revenue increased GRD 7,457 million ($20.5 million), or 23.1%, from GRD 32,323 million ($89.1 million) in 1998 to GRD 39,780 million ($109.6 million) in 1999. This increase was attributable primarily to an underlying increase in advertising revenue and, to a lesser extent, the addition of GRD 2,169 million ($6.0 million) of revenue from Daphne (primarily representing publication revenue) and the addition of GRD 1,955 million ($5.4 million) of revenue from Antenna Radio, whose revenue was included for all of 1999, as compared to only four months in 1998.

         Advertising revenue, which comprised 88.3% of total net revenues for 1999 (90.6% in the prior period), increased GRD 5,838 million ($16.1 million), or 19.9%, from GRD 29,288 million ($80.7 million) in 1998 to GRD 35,126 million ($96.8 million) in 1999, reflecting a 14.5% underlying increase in advertising revenue due to increases principally in volume. The total increase in advertising revenue also reflected GRD 1,920 million ($5.3 million) of advertising revenue from Antenna Radio, whose advertising revenue was included for all of 1999, as compared to only four months in 1998, and the addition of GRD 357 million ($1.0 million) of advertising revenue from Daphne. Rebates granted to advertisers in 1999 totaled GRD 2,851 million ($7.9 million) and in 1998 totaled GRD 2,177 million ($6.0 million).

         Related party revenue decreased GRD 607 million ($1.7 million), or 23.2%, from GRD 2,613 million ($7.2 million) in 1998 to GRD 2,006 million ($5.5 million) in 1999. The decrease was attributable principally to the elimination upon consolidation and reclassification of related party revenue from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast for all of 1999, as compared to the elimination and reclassification of related party revenue for only four months in 1998.

         We earned publication revenue of GRD 1,806 million ($5.0 million) for the first time because of the addition of publication income from Daphne.

         Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and from infomercials, increased GRD 420 million ($1.1 million), or 99.6%, from GRD 422 million ($1.1 million) in 1998 to GRD 842 million ($2.2 million) in 1999. This increase was principally the result of increases in other revenue totaling GRD 631 million ($1.6 million) from Pacific Broadcast and Antenna Spoudastiki (representing revenue from subscriptions and tuition), whose other revenue was included for all of 1999, as compared to only four months in 1998, partially offset by an underlying decrease in other revenue.

         COST OF SALES. Cost of sales increased GRD 2,584 million ($7.2 million), or 48.0%, from GRD 5,392 million ($14.8 million) in 1998 to GRD 7,976 million ($22 million) in 1999. This increase was attributable primarily to the addition of GRD 1,409 million ($3.7 million) of cost of sales from Daphne and, to a lesser extent, increases in cost of sales from Antenna Radio, Antenna Spoudastiki and Pacific Broadcast, whose cost of sales was included for all of 1999, as compared to only four months in 1998. The underlying cost of sales increased GRD 416 million ($1.1 million) in 1999.

         SG&A. SG&A increased GRD 754 million ($2.1 million), or 18.7%, from GRD 4,027 million ($11.1 million) in 1998 to GRD 4,781 million ($13.2 million) in 1999. This increase was attributable principally to an increase in SG&A of GRD 325 million ($0.9 million) from Antenna Radio, whose SG&A expense was included for all of 1999, as compared to only four months in 1998. The addition of GRD 261 million ($0.7 million) from Daphne and GRD 137 million ($0.4 million) from Antenna Spoudastiki, whose SG&A expense was included for all of 1999, as compared to only four months in 1998. The underlying SG&A expense was essentially unchanged.

         AMORTIZATION. Amortization of programming costs decreased GRD 287 million ($0.8 million), or 2.3%, from GRD 12,383 million ($34.1 million) in 1998 to GRD 12,096 million ($33.3 million) in 1999. In September 1998, the contract to broadcast basketball games of a National Greek Championship league terminated and was not renewed. Such decision resulted principally in lower programming costs and a change in the average amortization factor, which in turn resulted in lower amortization.

         DEPRECIATION. Depreciation increased GRD 225 million ($0.6 million), or 35.7%, from GRD 628 million ($1.7 million) in 1998 to GRD 853 million ($2.3 million) in 1999. Of the increase in depreciation,

GRD 156 million ($0.4 million) was attributable to the addition of depreciation from Daphne. The underlying depreciation was essentially unchanged.

         OPERATING INCOME. Operating income increased GRD 4,181 million ($11.5 million), or 42.3%, from GRD 9,894 ($27.3 million) in 1998 to GRD 14,075 million ($38.8 million) in 1999, principally reflecting an underlying increase in total net revenue during the period and, to a lesser extent, increase in operating income from Antenna Radio and Pacific Broadcast, whose operating income was included for all of 1999, as compared to only four months in 1998, and the addition of operating income from Daphne, partially offset by an increase in cost of sales.

         INTEREST EXPENSE. Interest expense, net decreased GRD 158 million ($0.5 million), or 5.5%, from GRD 2,858 million ($7.9 million) in 1998 to GRD 2,700 million ($7.4 million) in 1999, resulting from an increase in interest income of GRD 553 million ($1.5 million) due to higher cash balances which more than offset the increase in underlying interest expense and the addition of interest expense from Daphne.

         FOREIGN EXCHANGE. Foreign exchange losses decreased GRD 2,051 million ($5.7 million) from GRD 4,024 million ($11.1 million) in 1998 to GRD 1,973 million ($5.4 million) in 1999, primarily due to unrealized gains from our (U.S. dollar) cash holdings, receivables/payables (in foreign currencies) and a gain on the forward contract resulting from a favorable movement in the exchange rate, partially offset by unrealized losses resulting from the translation of our existing notes denominated in U.S. dollars, the realized loss on the forward contract and the addition of GRD 261 million ($0.7 million) of foreign exchange losses from Antenna Radio and Pacific Broadcast, whose losses were included for all of 1999, as compared to only four months in 1998. The exchange rate for converting drachmae to dollars ranged from 282.25 to 327.90, with the drachma depreciating to 327.90 at period-end. See "Quantitative and Qualitative Disclosures About Market Risk."

         OTHER INCOME. Other income increased GRD 1,519 million ($4.17 million) from GRD 10 million ($0.03 million) in 1998 to GRD 1,529 ($4.2 million) in 1999. The increase was attributable principally to the gain on marketable securities of GRD 2,228 million ($6.1 million) offset by expenditures related to digital satellite television of approximately GRD 682 million ($1.9 million).

         EQUITY IN NET INCOME OF UNCONSOLIDATED AFFILIATES. Equity in net income of unconsolidated affiliates increased from GRD 21 million ($0.06 million) in 1998 to GRD 25 million ($0.07 million) in 1999, due to accounting for Audiotex using the equity method for all of 1999, as compared to only using the equity method of accounting for four months in 1998.

         RELATED PARTY COMMISSION INCOME. Related party commission income increased from GRD 143 million ($0.4 million) in 1998 to GRD 435 million ($1.2 million) in 1999, due to the reclassification of revenue earned from Audiotex as related party commission income for all of 1999, as compared to only being reclassified as such for four months in 1998.

         PROVISION FOR INCOME TAXES. Provision for income taxes increased GRD 2,485 million ($6.8 million) from GRD 2,085 million ($5.7 million) in 1998 to GRD 4,570 million ($12.5 million) in 1999 due principally to higher income before taxes. Of the increase in provision for income taxes, GRD 2,374 ($6.5 million) was attributable to the underlying provision for income taxes, GRD 93 million ($0.3 million) was attributable to the addition of provision for income taxes for Daphne and GRD 25 million ($0.07 million) was attributable to the inclusion of provision for income taxes for Antenna Radio and Antenna Spoudastiki for all of 1999, as compared to only being included for four months in 1998.

         NET INCOME. Net income increased GRD 5,661 million ($15.6 million) from GRD 1,101 million ($3.0 million) in 1998 to GRD 6,762 million ($18.6 million) in 1999. As a percentage of total net revenue, net income increased from 3.4% to 17.0%.

B.       LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations. In 1999, we raised $86.5 million in our initial public offering.

         As of December 31, 2000, we had approximately GRD 33,239 million ($91.6 million) of total long-term debt which consists principally of our existing notes and long-term obligations under capital leases.

         As of December 31, 2000, we had approximately GRD 13,298 million ($36.6 million) of bank overdrafts and short-term borrowings, which included borrowings of approximately GRD 7,083 million ($19.5 million) under a bridge facility, the proceeds of which were used to repurchase $20.8 million face amount of our existing notes. The amounts outstanding under this facility bear interest at a blended interest rate of 5.9% for 2000 and are due April 30, 2001. This also included GRD 722 million ($2 million) of debt under a bridge facility assumed as part of the acquisition of Antenna Radio, and GRD 5,493 million ($15.1 million) of debt of Daphne, both of which are due in March 2002. We have unused underlying bank lines at December 31, 2000 of GRD 6.8 billion ($18.7 million).

         Our principal use of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled GRD 12,690 million ($35 million) in 1999 and GRD 20,803 million ($57.3 million) in 2000. These expenditures totaled GRD 14,401 million ($39.7 million) in 1998.

         We are planning to undertake an additional financing. There can be no assurance, however, that such additional financing will occur. The proceeds of our intended additional financing, together with available cash of approximately GRD 8,426 million ($23.2 million), will be used:

         o        to repay certain of our indebtedness;

         o        to fund a portion of our capital expenditure program; and

         o        for general corporate purposes.


         With respect to our indebtedness, we intend to:

         o repurchase from time to time certain of our senior notes based on market conditions and available terms; and

         o repay short-term indebtedness incurred under a repurchase facility.

         With respect to our capital expenditure program, we intend to fund:

         o the construction of new offices and production facilities and our investments in digital production, news gathering and transmission equipment;

         o the development of thematic channels for digital satellite television;

         o        our investment in a digital satellite television platform;

         o        our further expansion in the Balkan countries;

         o        the development and implementation of our Internet strategy;
                  and

         o        the distribution of programming in Europe and South Africa.

Factors beyond our control may cause our anticipated cash flow needs and the application of available cash to vary. See "Forward-Looking Statements."

         OPERATING ACTIVITIES. Net cash provided by operating activities was GRD 4,334 million ($11.9 million) in 1999 compared to net cash used of GRD 4,680 million ($12.9 million) in 2000, reflecting an increase in programming expenditures. Net cash provided by operating activities was GRD 2,684 million ($7.4 million) in 1998.

         INVESTING ACTIVITIES. Net cash used in investing activities was GRD 12,037 million ($33.2 million) in 1999 and GRD 24,629 million ($67.9 million) in 2000, reflecting our acquisition of Nova Television and Radio Express (GRD 1,368 million or $3.8 million), the option to acquire 51% of Makedonia TV (GRD 3 billion or $8.3 million), the acquisition of Part-Time S.A. (now Part Time Simvoleftiki S.A.) which owns a portion of the land on which we will relocate our offices and production facilities (GRD 883.4 million or $2.4 million) and the acquisition of marketable securities (discussed below), as well as a new building in Thessaloniki and its improvements (GRD 750 million or $2.1 million) and other purchases of fixed assets such as technical, computer and office equipment. Net cash used in investing activities was GRD 365 million ($1.0 million) in 1998.

         During 2000, we purchased in various open market transactions shares of Athenian Capital Holdings S.A. for an aggregate purchase price of GRD 15,543 million ($42.8 million). Athenian is a diversified investment company listed on the Athens Stock Exchange, whose investments include majority investments in three Greek companies. We currently own approximately 14.5% of Athenian's share capital. Our principal shareholders own an additional approximately 15% of Athenian. Seven of Athenian's 11 directors are directors of ours, including our Chairman, our Chief Executive Officer and our Chief Financial Officer. The value of our investment in Athenian has been adversely impacted in line with the general decline in prices on the Athens Stock Exchange. At December 31, 2000, our investment in Athenian was valued at GRD 4,114 million ($11.3 million). We have accounted for this investment on our balance sheet as available-for-sale marketable equity securities, with the unrealized loss, net of tax, being recorded in other comprehensive income in shareholders' equity. On March 5, 2001, we announced that, in order to protect the value of this investment, our Chairman, Mr. Minos Kyriakou, has agreed to underwrite our investment such that in the event that we continue to hold shares in Athenian on December 31, 2003, and the value of the investment on such day (as measured based on average closing prices for the preceding 20 trading days) does not exceed our aggregate purchase price, our Chairman will purchase our entire stake in Athenian for an amount equal to such purchase price. Furthermore, if we elect at any time prior to December 31, 2003 to dispose of the investment, and the sale price at that time is less than our purchase price, our Chairman will pay us the difference between the sale price and our purchase price. In all cases our Chairman will pay these amounts plus interest reflecting our return on bank deposits. We will continue to monitor opportunities to maximize the value of this investment.

         FINANCING ACTIVITIES. Net cash provided by financing activities was GRD 23,055 million ($63.5 million) in 1999 compared to net cash provided by financing activities of GRD 2,961 million ($8.2 million) in 2000. The decrease in funds from financing activities in 2000 principally reflected the fact that, in 1999, we raised the proceeds of our initial public offering. Net cash used in financing activities was GRD 2,450 million ($6.7 million) in 1998.

         DISTRIBUTABLE RESERVES. We had distributable reserves in our Greek statutory accounts of approximately GRD 594 million ($1.6 million) in 2000.

         OTHER LONG-TERM LIABILITY. We have an outstanding liability to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. The remaining balance payable, on December 31, 2000 of GRD 559.5 million ($1.5 million), will be paid in monthly installments until July 2001. Installments of approximately GRD 822 million ($2.3 million) were paid during 1999 and GRD 976 million ($2.7 million) were paid during 2000.

YEAR 2000 AND EURO CONVERSION

         Our hardware and operating systems relating to our computer network and software applications relating to our business systems were Year 2000-compliant. We spent GRD 92 million ($0.3 million) upgrading our computer network. We did not experience any Year 2000 problems.

         Our revenues and expenses are denominated in drachmae and dollars. On January 1, 2001, Greece became the 12th member of the European Monetary Union and the exchange rate between the euro and the drachma was fixed at EURO 1.00 = GRD 340.75. Our management information system is able to support currency transaction into Euro and to date we have not had any significant disruptions in our business as a result of euro compliance.

INFLATION

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, we do not believe inflation has had a material effect on our business for the periods presented. Greece experienced average annual rates of inflation of 8.9% during 1995, 8.2% during 1996, 5.6% during 1997, 4.8% during 1998, 2.6% during 1999 and 3.2% during 2000.

RECENT ACCOUNTING PRONOUNCEMENTS

DERIVATIVE INSTRUMENTS

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. This statement requires that we recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value though earnings. If the derivative is an effective hedge, changes in its fair value will be offset against the change in the fair value of the hedged item in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge will be immediately recognized in earnings. This statement, as amended, is effective for all fiscal years beginning after June 15, 2000 and is not required to be applied retroactively to financial statements of prior periods. We do not have any freestanding derivatives as at December 31, 2000 and we are in the process of reviewing our operating contracts for embedded derivatives. The effect of the ultimate adoption of SFAS 133 has not yet been quantified.

ACCOUNTING FOR COMPUTER SOFTWARE

         During January 1998, the AICPA issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (or SOP 98-1). SOP 98-1, which became effective for all fiscal years beginning after December 15, 1998, requires us to capitalize certain internal-use software costs once certain criteria are met. The adoption of SOP 98-1 did not have a material impact on our consolidated financial statements.

ACCOUNTING FOR FILM PRODUCERS

         The AICPA issued Statement of Position 00-2, "Accounting by Producers or Distributors of Films," (or SOP 00-2) in June 2000, effective for fiscal years beginning after December 15, 2000, with earlier application encouraged. SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as noncurrent assets. For the quarter ending March 31, 2001, we believe we will record a one-time after-tax charge for the initial adoption of the standard, which will be between GRD 250 million ($0.7 million) and GRD 600 million ($1.6 million).

ACCOUNTING FOR TRANSFERS AND SERVICING IN FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES

         In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing in Financial Assets and Extinguishments of Liabilities (A Replacement of SFAS No. 125)." SFAS No. 140 provides guidance on accounting for securitization transactions involving financial assets; sales of financial assets (including loan participations); factoring transactions; wash sales; servicing assets and liabilities; collateralized borrowing arrangements; securities lending transactions; repurchase agreements; and extinguishment of liabilities. While most of the provisions of SFAS No. 140 will become effective for transactions entered into after March 31, 2001, companies with calendar fiscal year-ends that hold beneficial interests from previous securitizations will be required to make additional disclosures in their December 31, 2000 financial statements. We do not believe that the adoption of SFAS No. 140 will have a significant impact on our consolidated financial statements.

ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS

         In October 2000, the Emerging Issues Task Force (EITF) of FASB issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," and EITF 00-14, "Accounting for Certain Sales Incentives." EITF 00-10 addresses the income statement classification for shipping and handling fees and costs. EITF 00-14 addresses recognition, measurement, and income statement classification for certain sales incentives including discounts, coupons, rebates, and free products or services. The adoption of EITF 00-10 and EITF 00-14 did not have a material impact on our consolidated financial statements.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         Our directors are elected for a term of five years, the current term for all Directors ending in July 2003. Officers are appointed by our Board of Directors. The members of our Board of Directors, our senior management and our other officers are as follows:

                       NAME                          AGE                    POSITION WITH THE COMPANY
--------------------------------------------------   ---    -----------------------------------------------------
DIRECTORS AND SENIOR MANAGEMENT:
   Minos Kyriakou.................................    59    Chairman
   Theodore Kyriakou..............................    27    Chief Executive Officer (Managing Director); Director
   Spilios Charamis...............................    64    TV Group General Manager; Director
   Nikolaos Angelopoulos..........................    53    Group Chief Financial Officer; Director
   Maurice Avdelas................................    47    General Manager Antenna TV
   George Antypas.................................    56    Director
   Panagiotis Fotilas.............................    57    Director
   Sifis Glyniadakis..............................    65    Director

                       NAME                          AGE                    POSITION WITH THE COMPANY
--------------------------------------------------   ---    -----------------------------------------------------
DIRECTORS AND SENIOR MANAGEMENT:
   Athina Kyriakou................................    21    Director
   Xenophon Kyriakou..............................    29    Director

OTHER OFFICERS:
   John Papoutsanis...............................    47    Group News Manager
   Alkistis Marangoudaki..........................    37    TV Group Programming Manager
   Dimitrios Dallas...............................    54    TV Group Technical Manager
   Vagelis Moraitis...............................    35    Group Sales and Marketing General Manager
   Michael Poulos.................................    43    Group Human Resources and Administration Manager
   Kostas Fragogiannis............................    42    Group General Manager of Business Development
   Jonathan Procter...............................    40    Pay TV Group General Manager
   Kostas Kibouropoulos...........................    44    Radio Group General Manager

         MR. MINOS KYRIAKOU founded Antenna in December 1989 and has served as our Chairman since then. Mr. Kyriakou was our Chief Executive Officer from December 1989 until March 1999. He is also a shipowner, and the President of the Aegean Foundation and Honorary Consul General of Singapore to Athens and of Poland to Thessaloniki. He is also a director of Antenna Productions S.A. (a holding company), Antel S.A. (a developer of computer software and provider of data transmission services), Antenna Satellite (which broadcasts and distributes television programming in the United States), Antenna Satellite Radio (which operates radio stations in the United States), Antenna RT Satellite Services Ltd. (a holding company), Pacific Broadcast (which broadcasts television programming in Australia through a joint venture) and Athenian Capital Holdings S.A. (a holding company).

         MR. THEODORE KYRIAKOU, Mr. Minos Kyriakou's son, has served as our Executive Vice President since 1995, our Chief Operating Officer since September 1998, a Director since September 1998 and our Chief Executive Officer (Managing Director) since March 1999. He is also Executive Vice Chairman of our Board and a director of Athenian Capital Holdings S.A. (a holding company). Before that, he worked for the CBS affiliate in Washington, D.C. owned by Gannett Broadcasting. He has also worked for Antenna Satellite in New York. He holds a degree in International Business and Finance and a degree in Physics, from Georgetown University where he graduated CUM LAUDE.

         MR. SPILIOS CHARAMIS has over 30 years experience in broadcasting and joined us as Antenna TV's General Manager in 1989. He has been our TV Group General Manager since September 2000. He has served as our Vice Chairman since September 1998. He also serves as an officer of Antenna Cyprus. His previous employment includes general manager of Mole-Richardson Ltd., deputy general manager of ERT, vice president of Hellas Radio and managing director of Bioplastic S.A. Mr. Charamis studied Law at the University of Athens and Cinema and Television at the University of California at Los Angeles.

         DR. NIKOLAOS ANGELOPOULOS has served as our Chief Financial Officer since June 1996 and has 22 years of experience in the business and finance sectors. Before June 1996, he was financial director of Olympic Airways, S.A., corporate treasurer and management controls and planning manager of British Petroleum in Greece and an economist with Societe d'Etudes et Developpement Economique et Social, S.A. in Paris. He is also a director of Athenian Capital Holdings S.A. (a holding company). He holds a masters and a Ph.D. degree from the University of Paris I--Sorbonne.

         DR. MAURICE AVDELAS has been our General Manager Antenna TV since September 2000. He was our Deputy General Manager from December 1997 to September 2000 and has worked for us since 1990 as head of the Marketing and Research team where he served as Director since 1991. Before that, he worked as Director of Marketing for the radio station Flash 96.1 and as a Research Advisor of the Greek Cinematography Center. He holds a degree from the School of Business and Economics and has completed graduate studies in the field of mass media. He also holds a doctorate degree from the

Universite Paris VIII and has been involved in several research projects and lectures on the subject of mass media in Greece.

         MR. GEORGE ANTYPAS joined our Board in December 2000. He has over 30 years experience in international markets. From 1967 to 1996, he was Chairman of the Board and Chief Executive Officer of Antypas Co S.A. From 1980 to 1986, he also served as planning and marketing advisor of O.M.C. Group of Companies Ltd., England. Since 1997, he has been a member of Board of Directors of Vardas AEBEE, as special market advisor as well as in senior management positions in private industry. Since 2000, he has been a Vice President of Lekatsa S.A. Medical Center. He is also a director of Athenian Capital Holdings S.A. (a holding company).

         DR. PANAGIOTIS FOTILAS joined our Board of Directors in September 1998. He is the Chairman of the Department of Industrial Management of the University of Piraeus and a director of Antel S.A. From 1983 to 1988, he served as chairman and managing director of the Hellenic Aerospace Industry. He is a member of the General Council of the Hellenic Industrial Association and has represented Greece on the NATO Scientific Committee. He is also a director of Athenian Capital Holdings S.A. (a holding company).

         MR. SIFIS GLYNIADAKIS joined our Board of Directors in August 1998. Before that he served as Advisor to our Chairman of the Board. He is also chairman of the board and chief operating officer of the Athens-based consulting firm of 3Z Strategic Management Services LLC and was chairman of the board and chief executive officer of the Greek tobacco company, A.G. Keranis. He also served as chairman of the board and chief executive officer of the Commercial Bank of Greece (from 1991 to 1993), as chairman of the board and chief executive officer of Ionian Bank of Greece (from 1989 to 1990) and as special advisor to the Governor of the National Bank of Greece and in senior management positions in private industry. He is also a director of Athenian Capital Holdings S.A. (a holding company).

         MS. ATHINA KYRIAKOU, Mr. Minos Kyriakou's daughter, joined our Board in December 2000. She has served in our Television Programming Department, Sales and Marketing Department and New Business Development Department. From January 2000 to May 2000 she was an Editorial Assistant at "Mediterranean Quarterly," a journal of global issues in Washington D.C. From July 2000 to August 2000, she worked for "Maxim Magazine," a Daphne publication. Currently, she is in her senior year at Georgetown University where she is studying International Business and Marketing.

         MR. XENOPHON KYRIAKOU, a son of Mr. Minos Kyriakou's, joined our Board of Directors in September 1998. He is a shipowner, a director of a Greek shipping company, a director of Antel S.A. and a director of Athenian Capital Holdings S.A.

         MR. JOHN PAPOUTSANIS joined us in 1991, and became our Group News Director in September 2000. Before joining us, he worked for Mega Channel. Before that time, he was an Editor-in-Chief and a political reporter and commentator for a variety of Greek magazines and newspapers, including Kathimerini, Vima and Tahedromos. He studied Advertising and Economics at the Economic University of Athens.

         MS. ALKISTIS MARANGOUDAKI has over 10 years of experience in both newspaper and television programming and joined us in 1989. Before joining us, she worked for the newspapers "Antilogos" and "Evdomi." She holds a degree in Political Science from the University of Athens and has a postgraduate degree in Communication Policy from the City University in London.

         MR. DIMITRIOS DALLAS is an electrical engineer with over 20 years experience in the radio and television sector. He is a specialist in the design, installation and operation of television equipment.

Before joining us in 1989, he was manager of the television department of Telmaco in Greece for five years.

         MR. KOSTAS FRAGOGIANNIS joined us in July 2000 as Group General Manager of Business Development. He has 16 years of experience in business development, particularly in the international sector. Prior his appointment with us, he was Director of International Business for Chipita International S.A. (a leading Greek multinational in the food sector) and General Manager of Delta Dairy in Bulgaria (a leading dairy products company). He holds an MBA and BS in international business from the University of San Francisco and an HND from the British Institute of Marketing.

         MR. VANGELIS MORAITIS joined us on March 15, 2000. Before joining us, he was the Advertising Sales Manager of Mega Channel, and before that was the Marketing and Sales Director of Desmi Publications (Greek City Guide and Life Style Magazines & Publications). Prior to that, he worked for several years as a media manager and director in the Greek advertising industry. He has done postgraduate modules in Media at New York University, holds a postgraduate degree in Advertising from the Hellenic Advertising Agency Association in Greece and his bachelors in economics from the University of Athens.

         MR. MICHAEL POULOS joined us in September 1999. Before joining us, he was an A.R. Manager at Fort James Hellas. He studied economics at the University of Salonica and he also holds a masters degree in Business Administration from the University of Virginia.

         MR. JONATHAN PROCTER joined us in May 2000 as Pay TV Group General Manager. Before joining us, he served as chief executive officer of the first privately owned licensed television channel in South Africa, e.tv. Prior to that, he was chief executive officer of Bop Broadcasting Corp., which operated two television networks and three radio stations. Mr. Procter is a graduate of the University of Cape Town.

         MR. KOSTAS KIBOUROPOULOS joined us in October 1994 and was appointed Radio Group General Manager in September 2000. Before joining us, he worked for Skai Radio and TV as Director General. Prior to that, he was a political reporter. Mr. Kibouropoulos studied Law and Political Science at the University of Athens.

B.       COMPENSATION

DIRECTOR COMPENSATION

         The Company paid cash compensation of an aggregate of GRD 96 million ($0.3 million) in 2000 to our senior officers. Messrs. Minos Kyriakou and Theodore Kyriakou do not receive any compensation for their services to the Company. It is our corporate policy that no compensation, fees or other payments are made to members of our Board in their capacity as Board members. In addition, we contributed GRD 9 million ($0.02 million) to state-sponsored pension plans on behalf of three executive officers in 2000.

C.       BOARD PRACTICES

         We are managed by our Board of Directors, which is made up of a minimum of three directors and a maximum of nine directors. The Board currently has nine members. Directors are elected by the shareholders' General Assembly (or the General Assembly) with the current term for all Directors ending in July 2003.

         The Board of Directors meets at least once a month and may convene an extraordinary meeting of the General Assembly whenever our interests require it or when at least three Directors request a meeting in writing. Decisions of the Board of Directors must be passed by a majority of Directors at a meeting at which at least a majority quorum of Directors is present, three of which must be present in person.

         If a vacancy on the Board of Directors were to occur by reason of death, resignation or other reason, the remaining Directors shall elect a substitute for the remainder of the term. This election is subject to the approval of the next regular or extraordinary meeting of the General Assembly. The absence of a Director from meetings of the Board of Directors without due cause for a period exceeding six months shall be considered a resignation from the Board of Directors. Directors may be removed from the Board of Directors at any time by the General Assembly.

         Messrs. Angelopoulos, Fotilas and Glyniadakis are members of the Audit Committee, which is responsible for making recommendations to the Board of Directors concerning the selection of independent auditors, reviewing the results and scope of the audit and reviewing and evaluating the Company's audit and control functions. Before August 1998, the Board of Directors undertook the responsibilities of the Audit Committee.

         The Board of Directors has no other committees.

D.       EMPLOYEES

         At the end of December 2000, we employed approximately 1,597 full-time employees (738 at the end of 1999 and 687 at the end of 1998) through a number of businesses. Our main businesses, television and radio, employed 782 and 177 persons, respectively. The increase over prior years reflects the expansion of the activities of our group. Of our 1,597 employees, 1,140 were production, programming and news personnel, 363 were administrative personnel and 94 were sales and marketing personnel. Several unions represent our employees, including for example, the Greek Accountants Federation, but none of these unions are established on our premises. We believe that our relationship with our employees is excellent and we have not experienced any work stoppages due to labor unrest. We emphasize teamwork, flexibility, local decision making and the free flow of information to ensure a unique corporate culture that attracts highly qualified and motivated employees.

E.       SHARE OWNERSHIP

         The following table presents information regarding the beneficial ownership of our share capital as of March 13, 2001 by:

         o        our directors; and

         o        our senior management;

                                         NUMBER OF SHARES BENEFICIALLY OWNED (1)
                                         ---------------------------------------
                 NAME                           NUMBER               PERCENT
--------------------------------         -------------------     ---------------
Minos Kyriakou  (2).............               4,192,360              21.3
Theodore Kyriakou  (3)..........               3,752,162              18.9
Xenophon Kyriakou  (4)..........               3,752,162              18.9
Athina Kyriakou  (5)............               3,752,162              18.9
Spilios Charamis................                   --                  --
Nikolaos Angelopoulos...........                   --                  --
Maurice Avdelas.................                   --                  --
George Antypas..................                   --                  --
Panagiotis Fotilas..............                   --                  --
Sifis Glyniadakis...............                   --                  --

------------------------
(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All such shares have the same voting rights as our shares owned by our other shareholders.
(2) The shares held by Mr. Minos Kyriakou are held of record by Holnest Investments Limited, an Irish company. See "Item 7A. - Major Shareholders."
(3) The shares held by Mr. Theodore Kyriakou are held of record by Globecast Holdings Limited, an Irish company. See "Item 7A. - Major Shareholders."
(4) The shares held by Mr. Xenophon Kyriakou are held of record by Altavista Global Holdings Limited, an Irish company. See "Item 7A. - Major Shareholders."
(5) The shares held by Ms. Athina Kyriakou are held of record by Praxis Global Investments Limited, an Irish company. See "Item 7A. - Major Shareholders."

         We do not currently have an option plan for our employees, including our senior management.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The table below presents information as of March 13, 2001 showing the beneficial ownership of shares of our capital stock, represented by 19,849,440 shares, by persons or groups of affiliated persons known by us to own more than 5% of our shares. All such shares have the same voting rights as our shares owned by our other shareholders.
                                                                      PERCENT OF
                                                                        CAPITAL
                                                  NUMBER                 STOCK
                    SHAREHOLDERS                OF SHARES            OUTSTANDING
                    ------------                ---------            -----------
Holnest Investments Limited(1)..............   4,192,360                  21.3%
Globecast Holdings Limited(2)...............   3,752,162                  18.9%
Altavista Global Holdings
  Limited(3)................................   3,752,162                  18.9%
Praxis Global Investments
  Limited(4)................................   3,752,162                  18.9%
------------------------
(1) Mr. Minos Kyriakou, our Chairman of our Board of Directors, owns 100% of the share capital of Holnest Investments Limited, an Irish company, the address of which is Russel Court, St. Stephens Green, Dublin 2 Ireland. Mr. Kyriakou has sole voting and dispositive power over the shares held by Holnest Investments Limited.
(2) Mr. Theodore Kyriakou, our Managing Director (Chief Executive Officer) and the son of Mr. Minos Kyriakou, owns 100% of the share capital of Globecast Holdings Limited, an Irish company (or Globecast), the address of which is Russel Court, St. Stephens Green, Dublin 2 Ireland. Mr. Kyriakou has sole voting and dispositive power over the shares held by Globecast.
(3) Mr. Xenophon Kyriakou, the son of Mr. Minos Kyriakou, owns 100% of the share capital of Altavista Global Holdings Limited, an Irish company (or Altavista), the address of which is Russel Court, St. Stephens Green, Dublin 2 Ireland. Mr. Kyriakou has sole voting and dispositive power over the shares held by Altavista.
(4) Ms. Athina Kyriakou, the daughter Mr. Minos Kyriakou, owns 100% of the share capital of Praxis Global Investments Limited, an Irish company (or Praxis), the address of which is Russel Court, St. Stephens Green, Dublin 2 Ireland. Ms. Kyriakou has sole voting and dispositive power over the shares held by Praxis.

B.       RELATED PARTY TRANSACTIONS

         ACQUISITIONS. On May 6, 1999, we acquired the following interests:

         o a 51% interest in Audiotex for a purchase price of $7.25 million;

         o a 99.97% interest in Antenna Radio for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness;

         o a 100% interest in Antenna Spoudastiki for a purchase price of $6.0 million; and

         o a 100% interest in Pacific Broadcast for a purchase price of $3.5 million.

         Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, our Chairman. See note 2 and note 6 to our consolidated financial statements.

         AUDIOTEX. We are a party to two exclusive contracts with our subsidiary, Audiotex. On February 7, 2000, Audiotex became a wholly-owned subsidiary. Under these contracts we:

         o provide consulting and production services to Audiotex related to sales and promotions in media, other than for Antenna, in return for a royalty of 7.8% of the gross annual revenue arising from such activities; and

         o air promotional messages with telephone numbers which viewers may call to participate in quizzes or to obtain horoscopes, weather forecasts or general information such as detailed news or national exam results, in return for a royalty (expressed as a percent of Audiotex's annual gross revenue) of:

                  o        15% from December 1, 1995 to June 30, 1998;

                  o        30% from July 1, 1998 to August 31, 1998;

                  o        40% from September 1, 1998 to December 31, 1998; and

                  o        50% from January 1, 1999 to January 1, 2005.

         The contracts terminate on January 1, 2005 but may be renewed on substantially similar terms. We had revenue under these contracts of GRD 435 million ($1.1 million) in 1999 and GRD 48 million ($0.13 million) in 2000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and note 6 of the notes to our consolidated financial statements.

         ANTENNA SATELLITE. We are a party to a programming agreement and a distribution agreement with Antenna Satellite, a company affiliated with Mr. Minos Kyriakou, through 50% indirect share ownership and membership on the board of directors. Under the programming agreement, which has a term ending May 23, 2002, subject to our right to renew for another three years, we provide Antenna Satellite with television programs for broadcast in the United States and Canada, in consideration for a license fee of $9,020 per day for 1998 for 10 hours of programming and $9,020 per day for 1999. On January 1, 2000, the license fee was computed on a total subscriber basis (currently the total monthly fee ranges from $75,000 to $80,000). We reported revenue of GRD 306 ($
0.8 million) in 2000 under the programming agreement.

         Under the distribution agreement, which has a term of four years subject to termination by either party in certain circumstances, we have granted Antenna Satellite a license to distribute, subdistribute or license specified television programming for broadcast by television stations located in the United States and Canada for a license fee of $5,500,000 which has been partially paid. We recorded the entire $5,500,000 license fee payable as revenue in 1996. Antenna Satellite's obligation to us under the programming agreement and the distribution agreement have been guaranteed by Mr. Kyriakou. See note 6 of the notes to our consolidated financial statements.

         ANTENNA CYPRUS. We are a party to an agreement to provide technical support and television programming to Antenna Cyprus. Our TV Group General Manager was the General Manager of Antenna Cyprus. The agreement provides for royalty payments equal to a percentage of revenue derived by Antenna Cyprus during broadcasts of programming supplied by us. The royalty payment percentage was:

         o        9% in the period September 1992-1993;

         o        11% in the period September 1994-1997; and

         o        12% from 1998 through the present.

We had revenue from Antenna Cyprus of GRD 539 million ($1.5 million) in 2000. See note 6 of the notes to our consolidated financial statements. We have advanced funds to Antenna Cyprus in prior years of GRD 467 million ($1.3 million) for production. Advances outstanding at December 31, 2000 amount to GRD 121 million ($0.3 million). These advances do not bear interest.

         In 2000, we entered into various transactions with related parties:

         RYTHMOS FM. Antenna Radio is party to an agreement with Rythmos FM to provide expertise in production, advertising sales and promotion, and to advise on format, development, direction and timing of programming for Rythmos. Our marketing, sales and programming staffs will advise Rythmos FM on targeting key demographics. We will receive fees equal to 55% of gross revenues of Rythmos FM generated during the next ten years and rental income from the use of our technical equipment. Revenue generated from Rythmos FM in 2000 totaled GRD 42 million. The company that owns Rythmos FM is owned by the sister of our Chairman.

         ATHENIAN CAPITAL. During 2000, we purchased in various open market transactions shares of Athenian Capital Holdings S.A. for an aggregate purchase price of GRD 15,543 million ($42.8 million). Athenian is a diversified investment company listed on the Athens Stock Exchange, whose investments include majority investments in three Greek companies. We currently own approximately 14.5% of Athenian's share capital. Our principal shareholders own an additional approximately 15% of Athenian. Seven of Athenian's 11 directors are directors of ours, including our Chairman, our Chief Executive Officer and our Chief Financial Officer. The value of our investment in Athenian has been adversely impacted in line with the general decline in prices on the Athens Stock Exchange. At December 31, 2000, our investment in Athenian was valued at GRD 4,114 million ($11.3 million). We have accounted for this investment on our balance sheet as available-for-sale marketable securities with the unrealized loss, net of tax, being reported in other comprehensive income in shareholders' equity. On March 5, 2001, we announced that, in order to protect the value of this investment, our Chairman, Mr. Minos Kyriakou, has agreed to underwrite our investment such that in the event that we continue to hold shares in Athenian on December 31, 2003, and the value of the investment on such day (as measured based on average closing prices for the preceding 20 trading days) does not exceed our aggregate purchase price, our Chairman will purchase our entire stake in Athenian for an amount equal to such purchase price. Furthermore, if we elect at any time prior to December 31, 2003 to dispose of the investment, and the sale price at that time is less than our purchase price, our Chairman will pay us the difference between the sale price and our purchase price. In all cases our Chairman will pay these amounts plus interest reflecting our return on bank deposits. We will continue to monitor opportunities to maximize the value of this investment.

         We believe that the terms of our contracts with affiliated parties are comparable to those that could have been obtained through arm's-length bargaining between us and third parties.

ITEM 8.           FINANCIAL INFORMATION

         See "Item 18--Financial Statements" and pages F-1 through F-39.

ITEM 9.           THE LISTING

         Not applicable, except for Item 9A(4) and Item 9C.

         Our ADSs, each representing one-half of one share, are quoted on the Nasdaq National Market under the symbol "ANTV" and are also admitted to the Official List of the London Stock Exchange under the symbol "AEVD." The Bank of New York acts as depositary for the ADSs. Our ADSs also have unlisted trading privileges on the Frankfurt Stock Exchange and the Berlin Stock Exchange.

         The tables below present, for the periods indicated, the reported high and low quoted closing prices for the ADSs on Nasdaq, the principal trading market. On March 13, 2001, the last reported sale price of our ADSs on Nasdaq was $18.50 per ADS and $18.00 per ADS on the London Stock Exchange.

                             NASDAQ NATIONAL MARKET

(a)      ANNUAL HIGH AND LOW MARKET PRICES

                                                    NASDAQ PRICE PER ADS
                                                       HIGH        LOW
                                                             ($)
     1999(1)........................................     19 7/8    8 1/2

     2000 ..........................................     26 1/2   12 1/8


(b)      QUARTERLY HIGH AND LOW MARKET PRICES

                                                    NASDAQ PRICE PER ADS
                                                       HIGH        LOW
                                                             ($)
     1999
        First quarter(1)............................     15       12 1/2
        Second quarter..............................     14 7/8   11 1/4
        Third quarter...............................     14        9 1/4
        Fourth quarter..............................     19 7/8    8 1/2
     2000
        First quarter...............................     26 1/2   17 1/8
        Second quarter..............................     24 1/8   12 1/8
        Third quarter...............................     24 1/4   14 1/16
        Fourth quarter..............................     22 3/4   16

------------------------

(1)      From March 31, 1999, when the ADSs began trading on the Nasdaq.


(c)      MONTHLY HIGH AND LOW MARKET PRICES

                                                    NASDAQ PRICE PER ADS
                                                       HIGH        LOW
                                                             ($)
     2000
        August......................................     20 7/8   16 1/2
        September...................................     24 1/4   19 7/8
        October.....................................     22       16
        November....................................     22 3/4   17 3/8
        December....................................     19 1/8   17 1/2
     2001
        January.....................................     20 1/16  19

ITEM 10.          ADDITIONAL INFORMATION

A.       SHARE CAPITAL

         NOT APPLICABLE.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

FORM AND TRANSFER OF SHARES

VOTING RIGHTS AND RESTRICTIONS

         Our Charter provides that each share has a right of one vote at the general assembly of shareholders (or, the General Assembly).

DIVIDENDS

         Dividends may only be paid after our annual financial statements are approved. The dividend payment date may be set at a regular meeting of the General Assembly or, following approval by the General Assembly, by our Board of Directors. The dividend payment date must be within two months from the date the resolution is passed by the General Assembly approving the dividend. If a dividend is not claimed by a shareholder within five years it is forfeited in our favor.

         Under Greek corporate law, we are required to pay an aggregate annual dividend equal to the greater of:

         o        6% of our paid-in share capital; or

         o 35% of our net profits for the prior year However, Greek corporate law provides that no dividends can be distributed to shareholders if: net equity, as reflected in our statutory financial statements, is, or after the distribution will be, less than the share capital plus non-distributable reserves; and

         o the unamortized balance of "Pre-Operating Expenses," as reflected in our statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

         All such amounts are based on our Greek GAAP financial statements approved by our shareholders.

         We may pay interim dividends if, at least twenty days before the payment of an interim dividend, the relevant accounting statements are published in any daily newspaper of Athens with wide circulation and in the Issue of Societes Anonymes and Limited Liability Companies of the Government's Gazette. These dividends may not exceed one half of our net profits.

         Our shareholders at a General Assembly may decide, pursuant to a resolution adopted by at least 70% of our paid in share capital, to pay dividends equal to 6% of our paid in share capital without regard to our net profits, as contemplated by the provisions described above. In addition, shareholders at a General Assembly may decide, pursuant to a resolution adopted by at least 65% of our paid in share capital, to pay a dividend equal to 6% of our paid in share capital, then increase our paid in share capital by the excess of 35% of our net profits for the relevant year over 6% of our paid in share capital prior to such increase, and distribute additional shares issued pursuant to such capital increase to our existing shareholders on a proportionate basis within four years.

         The minimum dividends required by Greek corporate law (6% of paid in share capital) may be waived only with the unanimous consent of our shareholders. Since August 1998, our shareholders, including The Bank of New York, in its capacity as registered shareholder of the shares underlying our outstanding ADSs, have waived the payment of these dividends. The indenture governing our senior notes restricts our ability to pay dividends to amounts tied to our net income or to proceeds of equity issuances, in either case, as measured following U.S. GAAP. For a further discussion concerning the payment of dividends, see "Item 3. -- Key Information -- Risk Factors--Risks relating to our indebtedness." Our Board of Directors does not expect in the future to seek shareholder waiver of the dividends required by Greek corporate law.

ISSUE OF SHARES AND PREEMPTIVE RIGHTS

         The Board of Directors has the authority, by a two-thirds majority, to increase our share capital by issuing new registered shares. The level of these increases cannot exceed our original paid-up share capital or our paid-up share capital as of the date of the relevant resolution. This authority may be renewed by the General Assembly for five-year terms.

         If our reserves exceed 25% of the paid-up share capital, the decision to increase our share capital must be passed by a two-thirds majority with a quorum of two-thirds of the paid-up share capital. If the necessary quorum is not achieved, the quorum requirement drops to 50% and then to one-third at the second and third adjourned meetings.

         If a share capital increase (not made by contributions in kind) or an issuance of bonds with a right of conversion into shares were to occur, these new shares or bonds must first be offered on a preemptive basis to our shareholders on a proportionate basis. Within the limits of paragraphs 6, 7 and 8 of article 13 of Law 2190/20, preemption rights may be waived by a decision of the General Assembly having a two thirds quorum and two thirds majority vote.

GENERAL ASSEMBLY

         The General Assembly is convened by the Board of Directors at ordinary or extraordinary meetings. Ordinary meetings are required to be held once each fiscal year, within six months after the end of the our fiscal year. Extraordinary meetings may be convened by the Board of Directors when they consider it necessary or pursuant to a request of holders of 5% or more of our share capital. The General Assembly must be summoned at least 20 days before the date set for the meeting, except if self-convened.

         Shareholders who wish to participate in a meeting of the General Assembly must submit certificates of share ownership issued by the CSD and proxies to us at least five days before the date set for the meeting. Shareholders who have not complied with this requirement may only participate at the discretion of the General Assembly.

         The General Assembly decides all matters brought before it by the Board of Directors. The General Assembly is the only competent body to decide, among other things:

         o        amendments to our Charter;

         o        increases or decreases of our capital;

         o election of the Board of Directors (other than the election of temporary directors in substitution of directors that resigned, died or lost their office otherwise);

         o        election and remuneration of the auditors;

         o        approval of the annual financial statements;

         o        issuance of bonds;

         o        our merger, dissolution or an increase in our duration;

         o        grants of stock options to our directors and employees;

         o        repurchases of our shares for price stabilization purposes;

         o        waiver of the dividends required by Greek corporate law;

         o        appointment of liquidators; and

         o        litigation against members of the Board of Directors.

         Our Charter and Greek company law give rights to different percentages of shareholders (ranging from 5% to 33-1/3%) which include:

         o the right to require the Board of Directors to convene a meeting of the General Assembly;

         o the right to postpone a decision, exercisable only once, of the adoption of resolutions of any regular or extraordinary meeting of the General Assembly;

         o the right to request from the Board of Directors information concerning any amounts paid by us within the last two years to members of the Board of Directors, managers or other employees of ours and details of any contracts with these persons;

         o the right to require the Board of Directors to announce to the General Assembly the sums paid for any reason during the last two years by us to members of the Board of Directors, our managers and any contracts entered into between any of these persons for any reason;

         o the right to request the Board of Directors to provide specific information concerning our administration to the extent useful for the valuation of the items on the agenda (subject to the Board of Directors' right to refuse to provide such information for reasonable cause);

         o the right to request from the Board of Directors particular information relating to our operation and our assets (subject to the Board of Directors' right to refuse to provide such information for reasonable cause);

         o the right to require any item on the agenda to be adopted by roll-call;

         o the right to request from the competent Court of our registered office an audit under the Greek Civil Procedures Code; and

         o the right to request the competent Court in the jurisdiction in which we are located to order an audit if, from the course of our corporate affairs, it appears that management has not been carried out as demanded by the general principles of proper and prudent management (unless such request is made by shareholders represented on the Board of Directors).

In situations where the Board of Directors have discretion to refuse to provide information, any dispute concerning the grounds of that refusal shall be resolved by the One-Membered Court of First Instance of the district where we have our registered offices according to the provisions of the Greek Civil Procedures Code.

         Shareholders with a right of participation at the General Assembly may be represented by their legal representatives, appointed by letter or telegram. Juveniles, persons under legal restraint and legal entities are represented by their proxies.

         The general quorum requirement is met when shareholders representing at least 20% of the paid-up share capital are present in person or by proxy. If this requirement is not met at the first meeting, a new meeting of the General Assembly may be held within 20 days of the date of the first meeting if such first meeting was canceled by notice given at least 10 days before such meeting. The quorum requirement for the new meeting is met irrespective of the percentage of paid up share capital represented at the new meeting.

         Resolutions of the General Assembly are passed by an absolute majority of the votes represented in the meeting of the General Assembly.

         o A two-thirds quorum and a two-thirds majority of the votes represented at the General Assembly is required for resolutions concerning certain matters, including:

         o        change of our nationality;

         o        change of our object;

         o        increase of the shareholders' obligations;

         o increase in our capital exceeding the limits defined in our Charter;

         o        the issue of bonds under articles 3a, 3b and 3c of Law
                  2190/1920;

         o        alteration of profit distribution methods;

         o        increase in our duration; and

         o        our merger, dissolution or absorption.

         If the quorum requirement is not met at the first meeting, a new meeting of the General Assembly may be held within 20 days of the date of the first meeting with a quorum of one half. If the quorum requirement is not met at the adjourned meeting, a new meeting of the General Assembly may be held within 20 days of the date of the adjourned meeting with a quorum of one third.

         A two-thirds quorum and a majority of all of our issued and outstanding shares is required for resolutions concerning the repurchase of our shares.

         Decreases in share capital, except for the requirement of a special increased majority, are governed by the provisions of article 4 paragraph 3 of law 2190/1920.

         Any provision of the Charter requiring a special increased majority and quorum may only be amended by the same percentage majority and quorum.

RESTRICTIONS ON OWNERSHIP

         We cannot, nor can any person acting in our name or account, acquire our treasury shares except for:

         o acquisitions under a reduction of share capital as resolved by the General Assembly (acquired shares must be canceled immediately);

         o acquisitions following a total succession of the business (acquired shares must be canceled immediately);

         o acquisition of shares paid-off in full under the compulsory execution of a judgment for the payment of a claim of Antenna itself (if acquired shares are not sold within one year of the acquisition, the shares must be canceled.);

         o acquisitions from banking societes anonymes for the account of third parties;

         o gratuitous acquisitions of shares paid-off in full (if acquired shares are not sold within one year of the acquisition, the shares must be canceled); and

         o acquisitions of shares to be distributed to employees (if acquired shares are not sold within one year of the acquisition, the shares must be canceled).

         We may not acquire our own shares or the shares of an affiliate as a pledge to secure loans granted or any other claims.

         The Media Law generally requires that shares of a licensed broadcaster held by corporations must also be registered in the name of the natural persons who are shareholders of those corporations. However, this requirement will not apply to:

         o the ADSs, or to the shares underlying the ADSs held by the Depositary, so long as they are held by the Depositary and the Depositary holds not more than 25% of our share capital; or

         o shares held by UCITS provided no single UCITS holds more than 2.5% of our share capital and UCITSs in aggregate hold not more than 10% of our share capital.

If a shareholder's holdings exceed any of these thresholds, the Media Law provides that such shareholder will not be eligible to exercise voting rights or receive dividends or other distributions which are attributable to any shares acquired which exceed such thresholds.

         Under the Media Law, no single shareholder may hold more than 25% of our shares, and non-EU ownership of Shares may not exceed 25% of our share capital. See "Item 4.--Information on the Company--Business--Regulation-- Ownership" and "Item 3.--Key Information--Risk Factors--Risks related to the ownership of our shares."

RIGHTS ON LIQUIDATION

         A liquidation procedure involves our dissolution either:

         o        after expiration of our duration period; or

         o under a decision of the General Assembly, passed following the provisions of article 29 paragraph 3-4 and article 31 paragraph 2 of Law 2190/1920.

In both cases, the General Assembly appoints the liquidators. In the case of
(1), the Board of Directors assumes the duties of the liquidator until liquidators are appointed by the General Assembly.

         Upon appointment and after the termination of the liquidation process, the liquidators shall take an inventory of the corporate assets and publish our balance sheet in the Issue of Societes Anonymes and Limited Liability Companies of the Government Gazette. The liquidators, acting by majority vote, shall liquidate our assets and repay our liabilities. After repayment of liabilities, the proceeds of the sales shall be distributed proportionately to the shareholders.

         During the liquidation, the General Assembly is still entitled to all its rights under the Greek Company Law and our Charter and may be convened by the liquidators whenever the liquidators deem it to be necessary.

C.       MATERIAL CONTRACTS

         NOT APPLICABLE.

D.       EXCHANGE CONTROLS

         Greece currently has no exchange controls that would restrict the payment of dividends or other capital distributions to a non-resident holder of shares or ADSs. In addition, Greece currently has no currency restrictions that would affect the rights of non-resident holders of shares or ADS to dispose of their shares or ADSs, or to receive the proceeds of a disposition outside Greece.

E.       TAXATION

         The information below under the captions "ADSs--Greek Taxation" and "Senior Notes--Greek Taxation" are discussions of the material Greek tax consequences of the acquisition, ownership and disposition of ADSs (or shares) and of our senior notes, respectively. The information set forth below under the caption "ADSs--United States Taxation" and "Senior Notes--United States Taxation" are discussions of the material United States federal income tax consequences of the acquisition, ownership and disposition of ADSs (or shares) and of our senior notes by a U.S. Holder (as defined below). These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption "ADSs--United States Taxation" and "Senior Notes--United States Taxation" deal only with U.S. Holders that will hold ADSs (or shares) and our senior notes as capital assets within the meaning of the United States Internal Revenue Code of 1986, as amended, and who do not at any time own individually, nor are treated as owning, 10% or more of our shares (including ADSs) of the Company. In addition, the description of United States tax consequences set forth below under the captions "ADSs--United States Taxation" and "Senior Notes--United States Taxation" does not address the tax treatment of special classes of U.S. Holders, such as banks, tax-exempt entities, insurance companies, persons holding ADSs or shares as part of a hedging or conversion transaction, a straddle or a constructive sale, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies and holders whose "functional currency" is not the dollar and does not describe any tax consequences arising under the laws of any state, locality or non-U.S. jurisdiction.

         The term "U.S. Holder" means:

         o        an individual citizen or resident of the United States;

         o a corporation created or organized under the laws of the United States or any state thereof including the District of Columbia;

         o an estate the income of which is subject to United States federal income taxation regardless of its source;

         o a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust; or

         o a partnership to the extent the interests therein are owned by any of the persons described in any of the above bullet points.

         A "Non-U.S. Holder" means a beneficial owner of ADSs or shares that is not a U.S. Holder.

         If you are not a U.S. Holder, you should consult your own tax advisor, particularly as to the applicability of any tax treaty.

         The statements about Greek tax laws and U.S. federal tax laws presented below assume that each obligation in the Deposit Agreement and any related agreement has been and will continue to be performed in full in accordance with its terms.

ADSS

GREEK TAXATION

         INTRODUCTION

         The following discussion of Greek tax considerations is based on tax laws and regulations in effect in Greece on the date hereof which are subject to change without notice (possibly with retroactive effect). Prospective purchasers or holders of ADSs or shares should consult their own tax advisors as to the Greek or other tax consequences arising from the acquisition, ownership and disposition of ADSs or shares having regard to their particular circumstances.

         TAXATION OF DIVIDENDS

         Under Greek law, income before taxes of a SOCIETE ANONYME whose shares are not listed on the ASE is taxed at a flat rate of 40%, or 35% if it shares are listed on the ASE, with the result that dividends distributed therefrom to shareholders are paid out net of tax. No withholding taxes are imposed by Greece on the payment of dividends on the shares.

         TAXATION OF CAPITAL GAINS

         SHARES. Under Greek law, any gain derived from the sale of shares of a SOCIETE ANONYME listed on the ASE or any foreign stock exchange or internationally recognized similar institution will be subject to a 0.03% capital gains tax. Such tax is also levied on capital gains obtained by persons not residing in Greece for tax purposes who are not entitled to the benefits of an applicable treaty for the avoidance of taxation. Under the tax treaty of 1953 entered into between Greece and the United States (the "US/Greece Tax Treaty"), United States persons otherwise eligible for benefits under the US/Greece Tax Treaty are not exempted from the payment of Greek capital gains tax. Any such capital gains tax is in principle payable by the seller, although the seller and purchaser are held jointly and severally liable.

         Under Greek law, the sale of shares of a SOCIETE ANONYME which operate a television station may only be effected by means of a notarial deed along with a special declaration for the payment of capital gains tax. A copy of the notarial deed must be given to the Greek National Council for Radio & Television and the Ministry of Press and Media within ten days of execution. Failure to follow this procedure in connection with the sale of shares will result in such transfer being null and void and the purchaser will not be entitled to benefit from any rights attached to the purchased shares.

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

         Our shares are not listed on the ASE, but we are listed on Nasdaq (a "recognized quotation system"). As a result, the capital gains tax and procedures for transfer described above will apply to our shares. See below for a discussion of the treatment of ADSs for these purposes.

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

         ADSS. Notwithstanding the above, no Greek tax will be levied on capital gains arising from sales of ADSs on Nasdaq or the London Stock Exchange because holders of ADSs do not acquire direct rights on the underlying shares and the transfer of ADSs does not constitute PER SE a transfer of the underlying shares. Any subsequent disposal of shares might give rise to capital gains taxable in Greece on the terms described above. However, it should be noted that Greek tax authorities have not taken a formal position on whether Greek tax may be levied on capital gains from trades of ADSs or whether the Greek procedural requirements for the transfer of shares of A SOCIETE ANONYME which are not listed on the ASE also apply to transfers of ADSs. Their opinion on these issues may differ from that set forth above or, if similar, may change in the future.

         The exercise of the right of a holder of ADSs to receive shares underlying such ADSs in accordance with and pursuant to the Deposit Agreement in order to exercise direct rights as a shareholder, including, but not limited to, attending shareholders meetings and directly exercising voting rights or receiving dividends, would require their registration in our shareholders registry. As a consequence of withdrawing shares from the ADR facility, such shares will be transferred from the Depositary to the Holder and such Holder will need to follow the procedure for the transfer of shares described above. In connection with causing such transfer to occur, the relevant Greek tax authorities may seek to collect a capital gains tax on such transfer. The same would also apply to any subsequent transfer of shares by the Holders.

         Transfers of shares not effected in accordance with the provisions of Greek Law described above will result in the following: (i) the relevant transfers shall be null and void; (ii) transferees will not be able to exercise their rights as a shareholder of ours (I.E., receive dividends or participate in or vote at a General Assembly, either directly or by proxy); (iii) resolutions approved by a General Assembly in which the transferees or their proxies participated and voted and the actions authorized pursuant thereto (including, but not limited, to the approval of the financial statements and the distribution of dividends) may be invalidated; (iv) any person who appears and votes at a General Assembly without having the right to do so is subject to criminal sanctions and fines; and (v) the non-filing of a tax declaration (such as the declaration regarding the transfer of shares) by the person who is obliged to do so or the filing of such declaration which subsequently is found to be inaccurate would result in such person being liable for the payment of additional taxes or penalties and if it were the intent of such person to evade payment of tax, such person may also be subject to other administrative or criminal sanctions.

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

         STAMP DUTY

         The transfer of shares as well as the payment of dividends therefrom is exempt from stamp duty.

         INHERITANCE OR SUCCESSION AND DONATION TAXES

         Under Greek law, foreign individuals or legal entities who are neither residents, nor deemed to be residents of Greece under Greek tax law, may be exempted from inheritance, or succession and donation taxes on ADSs (or shares), if the country in which they reside provides equal tax treatment to individuals or legal entities, subject to the provisions of applicable treaties (if any). Even if a treaty should apply should apply, the procedural requirements relating to the transfer of shares are described above under "Taxation of Capital Gains" must be complied with, otherwise the consequences referred to above will be applicable.

         U.S. Holders of shares and ADSs should consult their tax advisors with regard to the applicability of the double inheritance tax avoidance treaty of 1950 entered into between Greece and the United States.

         Investors should consult their own tax advisors as to the Greek or other tax consequences arising from the acquisition, ownership and disposition of shares, having regard to their particular circumstance.

UNITED STATES FEDERAL INCOME TAXATION

         The following discussion is based (1) upon the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations, judicial authority and current administrative rulings and practice, all of which are subject to change (possibly with retroactive effect), and (2) in part upon representations of the Depositary.

         You should consult your tax advisor as to how the acquisition, ownership and disposition of shares and ADSs affects you under U.S. federal, state and local and applicable foreign tax laws.

         U.S. Holders of ADSs will be treated for U.S. federal income tax purposes as owners of the shares underlying the ADSs. Accordingly, except as noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of ADSs and shares.

         DIVIDENDS

         Subject to the discussion of passive foreign investment companies below, the gross amount of any distribution paid by us to a U.S. Holder will generally be subject to U.S. federal income tax as foreign source dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The amount of any distribution of property other than cash will be the property's fair market value on the date of the distribution. Dividends received by a U.S. Holder will not be eligible for the dividends received deduction allowed to corporations. To the extent that an amount received by a U.S. Holder exceeds that U.S. holder's allocable share of our current and accumulated earnings and profits, such excess will be applied first to reduce that U.S. Holder's tax basis in his shares (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of the shares) and then, to the extent such distribution exceeds the U.S. Holder's tax basis, will be treated as capital gain. We do not currently maintain calculations of our earnings and profits for U.S. federal income tax purposes.

         A U.S. Holder must include in his income the gross amount of distributions paid in drachmae (or any successor or other foreign currency) in a dollar amount calculated by reference to the spot exchange rate in effect on the day the distributions are paid to the Depositary regardless of whether the payment is in fact converted into dollars. If the drachmae (or any successor or other foreign currency) are converted into dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of drachmae as distributions. If, instead, the drachmae are converted at a later date, any currency gains or losses resulting from the conversion of the drachmae will be treated as U.S. source ordinary income or loss. Any amounts recognized as dividends will generally constitute foreign source "passive income" or, in the case of some U.S. Holders, "financial services income" for U.S. foreign tax credit purposes. A U.S. Holder will have a basis in any drachmae distributed equal to their dollar value on the payment date.

         If you are a Non-U.S. Holder of ADSs, then you generally will not be required to pay U.S. federal income tax on, nor would U.S. tax be withheld from, dividends that you receive on ADSs unless the dividend income is effectively connected with your conduct of a trade or business in the U.S.

         SALE OR EXCHANGE

         Subject to the discussion of passive foreign investment companies below, gain or loss realized by a U.S. Holder on the sale or other disposition of ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the ADSs and the amount realized on the disposition. In the case of a U.S. Holder that is an individual, the maximum marginal U.S. federal income tax rate applicable to this gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if that U.S. Holder's holding period for the disposed ADSs exceeds one year. Any gain realized will generally be treated as U.S. source gain and loss realized by a U.S. Holder generally also will be treated as from sources within the U.S.

         The ability of a U.S. Holder to utilize foreign taxes as a credit to offset U.S. taxes is affected by complex limitations and conditions. The consequences of the separate limitation calculation will depend upon the nature and sources of each U.S. Holder's income and that person's allocable deductions. Alternatively, a U.S. Holder may elect to claim all foreign taxes paid as an itemized deduction instead of claiming a foreign tax credit. A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the availability of the deduction is not subject to the conditions and limitations applicable to foreign tax credits.

         The surrender of ADSs in exchange for shares (or vice versa) will not be a taxable event for U.S. federal income tax purposes and U.S. Holders will not recognize any gain or loss upon such a surrender.

         If you are a U.S. Holder and receive any foreign currency on the sale of ADSs, you may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of ADSs and the date the sale proceeds are converted into dollars.

         If you are a Non-U.S. Holder of ADSs, then you generally will not be required to pay U.S. federal income or withholding tax on any gain realized on the sale or exchange of these ADSs unless the gain is effectively connected with your conduct of a trade or business in the U.S. or, if you are an individual

Non-U.S. Holder, you are present in the U.S. for 183 days or more during the taxable year of the sale and certain other conditions are met.

         PASSIVE FOREIGN INVESTMENT COMPANY STATUS

         If during any taxable year either 75% or more of our gross income consists of certain types of "passive" income or the average value our "passive assets" (generally assets that generate passive income) is 50% or more of the average value of all of our assets, we will be classified as a "passive foreign investment company" (or a PFIC) for U.S. federal income tax purposes. If we are treated as a PFIC, a U.S. Holder would be subject to increased tax liability upon the sale of any ADSs or shares and upon the receipt of certain dividends, as well as certain other generally disadvantageous U.S. tax consequences, unless such U.S. Holder has made an election to be taxed currently each year on its pro rata portion of our income regardless of whether our income is distributed in the form of dividends. If the ADSs are treated as "marketable stock" under the PFIC rules, a U.S. Holder may also be able to avoid the imposition of the PFIC tax rules by making a mark-to-market election to be taxed currently each year on an amount equal to the increase in the fair market value of the ADSs, which increase will be determined by reference to the value of such ADSs at the end of the current taxable year as compared with their value as of the end of the prior taxable year.

         We believe that we will not be treated as a PFIC for U.S. federal income tax purposes for the 2001 taxable year and we do not anticipate becoming a PFIC in any future taxable year. However, because PFIC status is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question and is determined annually, there can be no certainty or assurance that we will not be a PFIC for either the current taxable year or for any subsequent taxable year. U.S. Holders are urged to consult their own tax advisers regarding the possible classification of us as a PFIC and the consequences to such U.S. Holders if such classification were to occur.

         U.S. BACKUP WITHHOLDING AND INFORMATION REPORTING

         Payments in respect of the ADSs may be subject to information reporting to the U.S. Internal Revenue Service and to a 31 percent U.S. backup withholding tax. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) and a non-U.S. holder will provide such certification on Form W-8 BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding).

SENIOR NOTES

GREEK TAX CONSIDERATIONS

         The following discussion summarizes the principal Greek income tax consequences of an investment in the senior notes by a U.S. Holder not related to the issuer of the bond. This disclosure does not discuss consequences to a holder that is a citizen or a resident of the Hellenic Republic for tax purposes or a company or other entity created or organized in or under the laws of the Hellenic Republic or that has a connection to the Hellenic Republic other than its investment in the senior notes. The following is a general description of certain Greek tax aspects of the senior notes and does not purport to be a comprehensive description of such tax aspects. In the opinion of Constantine Xydias & Partners, our Greek counsel, the discussion accurately reflects the material Greek income tax consequences of such an investment. No information is provided regarding the tax aspects of owning, holding or disposing of the senior notes under applicable tax laws of any jurisdiction other than the Hellenic Republic. The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor's particular tax situation.

         In accordance with Greek tax legislation, corporate bonds issued by a corporation registered in Greece enjoy the same treatment to that applying to Greek State bonds. Therefore, interest arising from such bonds is subject to withholding tax at 10% which extinguishes the tax liability of the individual bond holders in respect of such income. It should be noted that the tax applies to the nominal yield of the bond whereas any capital gains from the trading of the security in the secondary market will not be subject to withholding. The holders of the bonds who are not residents in Greece for tax purposes are exempt from the 10% withholding tax.

         Irrespective of the above, in accordance with the provisions of the income tax treaty for the avoidance of double taxation between Greece and the United States (the "Treaty"), interest on the senior notes paid to a U.S. Holder that is a United States resident or corporation within the meaning of the Treaty will be exempt from Greek income tax on condition that (i) the U.S. Holder is not engaged in a trade or business in Greece through a "permanent establishment" and (ii) the interest on the senior notes does not exceed 9% per year. Consequently, the U.S. Holder will be exempt from Greek tax in respect of the bond interest if the conditions set by the Treaty are satisfied irrespective of the treatment provided by Greek tax legislation. The mere holding of the senior notes or the enforcement of rights with respect thereto will not constitute a permanent establishment. We intend to treat all holders as U.S. Holders not permanently established in Greece unless it has information to the contrary.

         If taxes must be withheld by us or paid by the U.S. Holder, we, with certain exceptions, will be liable for the payment of Additional Amounts, so that the U.S. Holder receives the same amounts payable had no such Greek withholding or other taxes been imposed. Holders that are not United States residents or corporations within the meaning of the Treaty will not be entitled to Additional Amounts in excess of those that would have been payable had such Holders been United States residents or corporations within the meaning of the Treaty. See "Description of the notes--Additional Amounts."

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

         ALL INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE GREEK TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE SENIOR NOTES, INCLUDING THE EFFECT OF ANY REGIONAL OR LOCAL TAX LAWS.

UNITED STATES TAXATION

         The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, the applicable United States Treasury regulations promulgated and proposed thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis.

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

         A U.S. Holder of a senior note, subject to certain limitations, may elect to include in gross income for federal income tax purposes all interest that accrues on a senior note by using the constant yield method described above. For purposes of the election, interest includes stated and unstated interest, acquisition discount, OID, DE MINIMIS OID, market discount and DE MINIMIS market discount, as adjusted by any amortizable bond premium or acquisition premium. In applying the constant yield method to a senior note with respect to which an election is made, the issue price of the senior note will be equal to the electing U.S. Holder's adjusted tax basis in the senior note immediately after its acquisition and no payments on the senior note will be treated as payments of stated interest. This election generally is applicable only to the senior note with respect to which it is made, must be made for the taxable year in which the U.S. Holder acquires the senior note and will not be revocable without the consent of the Internal Revenue Service. If the election is made with respect to a senior note with amortizable bond premium, the U.S. Holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium held by the electing U.S. Holder as of, or acquired after, the beginning of the taxable year in which the senior note is acquired. Such an election, if made in respect of a market discount bond, will constitute an election to include market discount in income currently on all market discount bonds held by such U.S. Holder. See the discussion under "Premium and Market Discount", below.

         For purposes of determining a U.S. Holder's allowable United States foreign tax credit, stated interest and OID on the senior notes will be treated as income from sources outside the United States and will, with certain exceptions, be treated separately, together with other items of "passive" or "financial services" income or "high withholding tax interest," as applicable. To the extent that payments of principal and interest are not subject to Greek income or withholding tax (see above), the U.S. Holder will not have paid Greek tax eligible for crediting but such foreign source income may affect the creditability of foreign taxes imposed on other items of "passive" or "financial services" income or "high withholding tax interest" from sources outside the United States. To the extent that Greek income taxes must be withheld by the Company or paid by the U.S. Holder, the Company will, with certain exceptions, be liable for the payment of additional amounts so that the U.S. Holder will receive the same amounts that would have been payable if no such withholding taxes had been imposed. If additional amounts are paid due to the imposition of Greek withholding taxes, the U.S. Holder will be treated as having actually received the amount of Greek taxes withheld by the Company with respect to a senior note, and as then having paid over such withheld taxes to the Greek taxing authorities. As a result, the amount of interest income included in gross income for United States federal income tax purposes by a U.S. Holder with respect to a payment of interest may be greater than the amount of cash actually received by the U.S. Holder with respect to such payment. Further, if additional amounts are paid due to the U.S. Holder's payment of tax to the Greek taxing authorities such additional amounts will be included in the U.S. Holder's gross income for United States federal income tax purposes. Subject to certain limitations, a U.S. Holder will generally be entitled to a credit against its United States federal income tax liability, or a deduction in computing its United States federal taxable income, for Greek income taxes withheld by the Company and paid over to the Greek taxing authorities or for any taxes paid directly to the Greek taxing authorities.

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

         PREMIUM AND MARKET DISCOUNT. If a U.S. Holder purchases a senior note for an amount that is greater than its "adjusted issue price" (I.E., the issue price of such senior note increased by the amount of OID accrued in prior periods and reduced by prior payments made on the senior note other than payments of stated interest) and less than or equal to its stated redemption price at maturity (reduced by prior payments made on the senior note other than payments of stated interest) such excess will be considered "acquisition premium." The amount of OID that such U.S. Holder must include in its gross income with respect to such senior note for any taxable year generally is reduced by the portion of such acquisition premium properly allocable to such year.

         If a senior note is purchased by a U.S. Holder for an amount in excess of its principal amount (such excess generally being "bond premium"), the U.S. Holder will not accrue OID and, in general, may elect to amortize the bond premium over the period from the date of acquisition to the maturity date of the senior note on a constant yield method. The amount of bond premium allocable to any accrual period is offset against the stated interest allocable to such accrual period (and any excess may be deducted, subject to certain limitations). A U.S. Holder who elects to amortize bond premium must reduce its adjusted tax basis in the senior note by the amount of such allowable amortization.

         If a senior note is purchased by a U.S. Holder for an amount that is less than its adjusted issue price, the difference generally will be treated as "market discount." In such case, any partial principal payments on and gain realized on the sale, exchange or retirement of the senior note by such U.S. Holder and unrealized appreciation on certain nontaxable dispositions of the senior note will be treated as ordinary income to the extent of the market discount that accrued on the senior note while held by such U.S. Holder (unless the U.S. Holder has made an election to include such market discount in income as it accrues). Unless the holder elects to treat market discount as accruing on a constant yield method, market discount will be treated as accruing on a straight-line basis over the term of the senior note. A U.S. Holder of a senior note acquired with market discount who does not elect to include such market discount in income on a current basis might be required to defer a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry the senior note until the maturity or earlier disposition of the senior note in a taxable transaction.

         SALE, EXCHANGE OR RETIREMENT OF THE SENIOR NOTES. A U.S. Holder's tax basis in a senior note generally will be its cost, increased by the amount of OID and market discount previously taken into income by the U.S. Holder and decreased by any bond premium amortizable by the U.S. Holder with respect to the senior note and by any payments that are not payments of stated interest. A U.S. Holder generally will recognize gain or loss on the sale, exchange or retirement of a senior note in an amount equal to the difference between the amount of cash plus the fair market value of any property received upon the sale, exchange or retirement (other than any such amount received in respect of accrued interest, which will be taxable as interest if not previously included in income) and the U.S. Holder's adjusted tax basis in the senior note. Gain or loss recognized on the sale, exchange or retirement of a senior note (except to the extent of accrued market discount, which will be taxable as ordinary income) generally will be capital gain or loss. In the case of a noncorporate U.S. Holder, the federal tax rate applicable to capital gains will depend on the holder's holding period for the senior notes, with a preferential rate available for senior notes held for more than one year, and upon the holder's marginal tax rate for ordinary income. The deductibility of capital losses is subject to limitations. Gain realized on the sale, exchange or retirement of a senior note by a U.S. Holder will generally be treated as United States source income. Under current United States temporary Treasury regulations, loss realized by a U.S. Holder on the sale, exchange or retirement of a senior note generally also will be treated as from sources within the United States (with exceptions relating to unamortized premium, accrued but unpaid interest, offsetting positions and certain other situations).

F.                DIVIDENDS AND PAYING AGREEMENT

         NOT APPLICABLE.

G.                STATEMENT BY EXPERTS

         NOT APPLICABLE.

H.                DOCUMENTS ON DISPLAY

         We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. Under the Exchange Act, we are required to file reports, including annual reports on Form 20-F; and other information with the SEC. These reports and other information that we file with the SEC may be obtained, upon written request, from The Bank of New York, as depositary for the ADSs, at its Corporate Trust office. The address of this office is 101 Barclay Street, New York, New York 10286.

         These reports and other information can also be inspected without charge and copied at established rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at established rates.

         We will furnish The Bank of New York with annual reports which will include a description of its business and annual audited consolidated financial statements prepared following US GAAP. We also currently intend to furnish our shareholders with interim reports which will include unaudited interim consolidated financial information prepared following US GAAP. The Bank of New York has agreed that, upon receipt of these reports, it will promptly mail them to all record holders of ADSs. We will also furnish to The Bank of New York summaries in English or an English version of all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The Bank of New York has agreed that it will, to the extent permitted by law, arrange for the mailing of these documents to record holders of ADSs.

         As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, our officers, directors and principal shareholders are exempt from the "short-swing profits" reporting and liability provisions contained in Section 16 of the Exchange Act and the rules under the Exchange Act.

I.       SUBSIDIARY INFORMATION

         NOT APPLICABLE.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

FOREIGN EXCHANGE RISK MANAGEMENT

         Our functional currency is the drachma, but certain of our revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into drachmae using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the drachma equivalent using exchange rates in effect at period-end. Non-drachma denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for GRD 5,095 million ($14.0 million) or 9.2% of total net revenue in 2000 and GRD 1,856 million ($5.1 million), or 4.7%, of total net revenue in 1999. Our non-drachma denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 3.6% of total net revenue in 2000 and 4.5% of total net revenue in 1999. Non-drachma denominated indebtedness (primarily U.S. dollars) totaled GRD 33,538 million ($92.4 million) or 100% of total indebtedness, at December 31, 2000 and GRD 37,264 million ($102.6 million), or 100% of total indebtedness, at December 31, 1999. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue is in drachmae. We expect to increase modestly the level of non-drachma denominated revenue as result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         We hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options, though we might also consider interest rate swaps. We are currently evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged. We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counterparty fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counterparties and through internal limits and monitoring procedures.

         We record financial instruments to which we are a party in the balance sheet at fair value unless, for accounting purposes, they meet the criteria for a hedge of an identifiable foreign currency commitment. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if
(1) the contract is designated, and effective, as a hedge of a foreign currency commitment; and (2) the foreign currency commitment is firm. Gains and losses on foreign exchange contracts meeting these criteria are deferred and included in the measurement of the related foreign currency transaction, unless it is estimated that the deferral would lead to recognition of losses in a later period, in which case the losses are not deferred.

         We were party to an $87 million forward contract with the Royal Bank of Scotland, to hedge our currency exposure on a portion of the principal and interest payable of our U.S. dollar denominated debt. The term of the contract covered the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088 million, was amortized over the term of the contract. Of this amount, GRD 783 million was recognized for the year ended December 31, 1999. There was no amortization for the year ended December 31, 2000 as the forward contract expired on May 15, 1999. In addition, foreign exchange gains or losses on our non-drachma denominated indebtedness (currently, our senior notes) was offset by corresponding losses or gains on the forward contract's notional amount.

         We were party to an option agreement with the Royal Bank of Scotland to sell $104 million at a rate of 280 drachmae to the dollar in May 1999. The option had a maturity date that coincided with the maturity of the foreign exchange contract described above. The option was recorded on the balance sheet at its market value and was marked to market each accounting period with the resulting gain or loss being reflected in the statement of operations. The mark to market adjustment of the option for the year ended December 31, 1999 of GRD 442 million, was recorded as part of the foreign exchange loss in the statement of operations. There was no mark to market adjustment of the option for the year ended December 31, 2000 because the option matured on May 15, 1999.

         The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                  DECEMBER 31, 1999
                                                  -----------------
FINANCIAL INSTRUMENT                  MATURITY (2007)              FAIR VALUE
--------------------                  ---------------              ----------
                                     (GRD)         ($)         (GRD)       ($)
                                                    (IN MILLIONS)
Senior notes ($111.1 million) .....  36,480        111.1       34,291       94.5
Average interest rate .............         9.4%                       --


                                                  DECEMBER 31, 1999
                                                  -----------------
FINANCIAL INSTRUMENT                  MATURITY (2007)              FAIR VALUE
--------------------                  ---------------              ----------
                                     (GRD)         ($)         (GRD)       ($)
                                                    (IN MILLIONS)
Senior notes ($90.3 million) ......  32,634         90.3       30,639       84.4
Average interest rate .............         9.4%                       --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

INTEREST RATE RISK MANAGEMENT

         We manage interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                  DECEMBER 31, 1999
                                                  -----------------
FINANCIAL INSTRUMENT                  MATURITY (2007)              FAIR VALUE
--------------------                  ---------------              ----------
                                     (GRD)         ($)         (GRD)       ($)
                                                    (IN MILLIONS)
Senior notes ($111.1 million) .....  36,480        111.1       34,291       94.5
Average interest rate .............         9.4%                       --


                                                  DECEMBER 31, 2000
                                                  -----------------
FINANCIAL INSTRUMENT                  MATURITY (2007)              FAIR VALUE
--------------------                  ---------------              ----------
                                     (GRD)         ($)         (GRD)       ($)
                                                    (IN MILLIONS)
Senior notes ($90.3 million) ......  32,634         90.3       30,639       84.4
Average interest rate .............         9.4%                       --

     The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.


                                     PART II

ITEM 13.          DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDER AND USE OF PROCEEDS

         Not applicable.

ITEM 15.          RESERVED

ITEM 16.          RESERVED


                                    PART III

ITEM 17.          FINANCIAL STATEMENTS

         Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

         See pages F1 to F39

ITEM 19.          EXHIBITS

         1.1      Articles of Incorporation of Antenna TV S.A. (1)

         2.1 Indenture, dated as of August 12, 1997, between Antenna and the Bank of New York as Trustee(1)

         2.2 Form of Deposit Agreement among Antenna, The Bank of New York and the holders from time to time of American Depositary Shares, including Form of American Depositary Receipt(2)

         8.1      List of Subsidiaries

------------------------

(1) Incorporated by reference to Registration Statement on Form F-4 (Registration No. 333-7752).

(2) Incorporated by reference to Registration Statement on Form F-6 (Registration No. 333-10018).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            PAGE

Independent Auditors' Report..........................................       F-2

Consolidated Statements of Operations for the years ended December 31,
1998, 1999 and 2000 ..................................................       F-3

Consolidated Balance Sheets as of December 31, 1999 and 2000..........       F-4

Consolidated Statements of Shareholders' Equity for the years ended
December 31, 1998, 1999 and 2000 .....................................       F-6

Consolidated Statement of Cash Flows for the years ended December 31,
1998, 1999 and 2000 ..................................................       F-7

Notes to Consolidated Financial Statements............................       F-8

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Antenna TV S.A.

We have audited the accompanying consolidated balance sheets of Antenna TV S.A. and its subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Antenna TV S.A. and its subsidiaries as of December 31, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States.

/s/  KPMG
Athens, Greece
February 12, 2001

                                ANTENNA TV S.A.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              For the years ended December 31, 1998, 1999 and 2000
      (In thousands of drachmae and US dollars, except earnings per share)

                                             Year Ended December 31,
                                     -------------------------------------------
                            Notes       1998        1999        2000      2000
                            -----    ----------  ----------  ----------  -------
                                       (GRD)        (GRD)       (GRD)      ($)
Advertising revenue.....             29,287,940  35,126,406  39,590,700  109,080
Related party revenue...      6       2,612,974   2,005,550   1,653,057    4,555
Publication revenue.....                    --    1,805,768   7,706,182   21,232
Other revenue...........      23        422,008     842,397   6,314,862   17,399
                                     ----------  ----------  ----------  -------
Total net revenue.......      31     32,322,922  39,780,121  55,264,801  152,266
                                     ----------  ----------  ----------  -------
Cost of sales...........              5,391,548   7,976,394  16,253,580   44,782
Selling, general and
 administrative
 expenses...............              4,026,577   4,780,493   7,197,228   19,830
Amortization of
 programming costs......      8      12,383,100  12,095,871  13,571,549   37,392
Depreciation and
 amortization...........   9,10,12      628,072     852,561   1,418,849    3,909
                                     ----------  ----------  ----------  -------
Operating income........              9,893,625  14,074,802  16,823,595   46,353
Interest expense, net...  2,14,15,16 (2,858,331) (2,699,564) (3,306,297)  (9,109)
Foreign exchange
 (losses), net..........      24     (4,023,784) (1,973,089) (2,984,412)  (8,223)
Equity in net income in
 unconsolidated
 affiliate..............      7          20,986      24,680       2,287        6
Related party commission
 income.................      6         143,459     434,534      47,875      132
Other income (expense),
 net....................      25          9,851   1,529,045    (435,060)  (1,199)
Minority interest in
 (income) of
 consolidated
 subsidiaries, net......                    --      (58,119)    (85,313)    (235)
                                     ----------  ----------  ----------  -------
Earnings before income
 taxes..................              3,185,806  11,332,289  10,062,675   27,725
Provision for income
 taxes..................      18      2,084,916   4,570,336   3,011,400    8,297
                                     ----------  ----------  ----------  -------
Earnings before
 extraordinary gain.....              1,100,890   6,761,953   7,051,275   19,428
Extraordinary gain on
 repurchase of Senior
 Notes (net of income
 taxes of GRD 83 244)...      15            --          --      124,867      344
                                     ----------  ----------  ----------  -------
Net income..............              1,100,890   6,761,953   7,176,142   19,772
                                     ==========  ==========  ==========  =======
Basic and diluted
 earnings per share
 before extraordinary
 gain...................      2            65.6       354.4       355.2      1.0
                                     ==========  ==========  ==========  =======
Basic and diluted
 extraordinary gains per
 share..................                    --          --          6.3      --
                                     ==========  ==========  ==========  =======
Basic and diluted
 earnings per share.....      2            65.6       354.4       361.5      1.0
                                     ==========  ==========  ==========  =======

     Exchange rate for the convenience translation of the December 31, 2000 balances is GRD 362.95 to $1.00

   The accompanying notes are an integral part of the consolidated financial statements.

                                ANTENNA TV S.A.

                          CONSOLIDATED BALANCE SHEETS
                        As of December 31, 1999 and 2000
      (In thousands of drachmae and US dollars, except earnings per share)

                                     ASSETS

                                                          December 31,
                                                  -----------------------------
                                            Notes    1999       2000     2000
                                            ----- ---------- ---------- -------
                                                    (GRD)       (GRD)     ($)
Current assets:
  Cash and cash equivalents................       31,772,162  8,426,343  23,216
  Marketable equity securities.............    7         --   4,113,740  11,334
  Restricted cash..........................          425,266    251,184     692
  Accounts receivable, less allowance for
   doubtful accounts of GRD 1,834,794 in
   1999 and GRD 1,604,281 in 2000..........    4  21,873,360 24,931,314  68,691
  Inventories..............................    5     438,006    703,847   1,939
  Due from related parties.................    6   3,300,360  4,200,857  11,574
  Programming costs, net...................    8  11,824,168 16,238,222  44,740
  Advances to related parties..............    6     156,660    335,194     923
  Advances to third parties................        1,201,061  3,515,043   9,685
  Prepaid expenses and other current
   assets..................................           89,214    381,722   1,052
  Income and withholding tax advances......          780,264  1,157,072   3,188
                                                  ---------- ---------- -------
    Total current assets...................       71,860,521 64,254,538 177,034
                                                  ---------- ---------- -------

Investments................................    7      75,806      7,610      21
Property and equipment, net................    9   3,475,745  7,302,374  20,120
Broadcast, transmission and printing
 equipment under capital leases, net.......   10   1,649,742  1,390,750   3,832
Deferred charges, net......................        1,677,084  1,213,055   3,342
Programming costs, excluding current
 portion...................................    8   7,652,672 10,470,065  28,847
Other receivable less allowance for
 doubtful accounts and fair value of GRD
 480,000 in 1999 and GRD 736,498 in 2000...   11     272,998        --      --
Due from related party.....................    6   3,276,667  3,573,606   9,846
Advances to related parties................    6     173,137    201,257     555
Intangible assets, net.....................   12     970,561  2,293,163   6,318
Deferred tax assets........................   18     396,702  1,473,649   4,060
Other assets...............................   13     137,849  3,107,763   8,563
                                                  ---------- ---------- -------
    Total assets...........................       91,619,484 95,287,830 262,538
                                                  ========== ========== =======

     Exchange rate for the convenience translation of the December 31, 2000 balance is GRD 362.95 to $1.00

   The accompanying notes are an integral part of the consolidated financial statements.

                                ANTENNA TV S.A.

                          CONSOLIDATED BALANCE SHEETS
                        As of December 31, 1999 and 2000
      (In thousands of drachmae and US dollars, except earnings per share)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                       December 31,
                                               -------------------------------
                                         Notes    1999        2000      2000
                                         ----- ----------  ----------  -------
                                                 (GRD)       (GRD)       ($)
Current liabilities:
  Bank overdrafts and short-term
   borrowings...........................  14    3,278,111  13,297,921   36,638
  Current portion of obligations under
   capital leases.......................  16      385,856     307,972      848
  Trade accounts, notes and cheques
   payable..............................        9,793,645   9,838,473   27,107
  Program license payable...............        2,538,945   1,968,949    5,425
  Payable to related parties............   6       68,823         --       --
  Customer advances.....................          327,370     432,276    1,191
  Accrued interest...................... 14,15  1,411,003   1,252,434    3,451
  Accrued expenses and other current
   liabilities..........................  17    4,184,880   4,144,440   11,419
  Income taxes payable..................  18      237,525   1,824,823    5,028
  Deferred tax liability................  18    1,965,298     839,761    2,314
  Current portion of other long-term
   liability............................  19    1,003,116     559,483    1,541
                                               ----------  ----------  -------
    Total current liabilities...........       25,194,572  34,466,532   94,962
                                               ----------  ----------  -------
Long-term liabilities:
  Long-term debt........................  15   36,479,831  32,633,513   89,912
  Long-term obligations under capital
   leases...............................  16      704,971     605,239    1,668
  Deferred tax liability................  18    1,599,096         --       --
  Other long-term liability.............  19      532,483         --       --
  Payable to related parties............   6      185,000     185,000      510
  Employee retirement benefits..........  20      520,832     541,043    1,491
  Long-term provisions..................  30      203,270     253,249      698
                                               ----------  ----------  -------
    Total liabilities...................       65,420,055  68,684,576  189,241
                                               ----------  ----------  -------
Minority interests......................          650,969     736,282    2,028
                                               ----------  ----------  -------
Shareholders' equity:
  Share capital.........................  21    1,984,944   1,984,944    5,469
  Additional paid-in capital............ 21,22 28,714,904  28,714,904   79,115
  Accumulated (deficit) retained
   earnings.............................       (5,151,388)  2,024,754    5,579
  Accumulated other comprehensive
   (loss)...............................              --   (6,857,630) (18,894)
                                               ----------  ----------  -------
    Total shareholders' equity..........       25,548,460  25,866,972   71,269
                                               ----------  ----------  -------
Commitments and contingencies........... 29,30
  Total liabilities and shareholders'
   equity...............................       91,619,484  95,287,830  262,538
                                               ==========  ==========  =======

           Exchange rate used for the convenience translation of the December 31, 2000 balance is GRD 362.95 to $1.00.

   The accompanying notes are an integral part of the consolidated financial statements.

                                ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
              For the years ended December 31, 1998, 1999 and 2000
                           (In thousands of drachmae)

                                                   Accumulated (Deficit) Retained Earnings
                       --------------------------------------------------------------------------------------------------
                                            Legal, Tax Accumulated                Accumulated
                                 Additional  Free and   (Deficit)                    Other
                         Share    Paid-in     Other     Retained                 Comprehensive    Grand     Comprehensive
                        Capital   Capital    Reserves   Earnings       Total      Income(loss)    Total      Income(loss)
                       --------- ---------- ---------- -----------  -----------  ------------- -----------  -------------
Balance, December 31,
 1997................  1,676,944  3,752,500 2,545,215   (2,590,056)     (44,841)         --      5,384,603          --
Net income for the
 year................        --         --        --     1,100,890    1,100,890          --      1,100,890          --
Transfer of statutory
 earnings to legal,
 tax free and other
 reserves ...........        --         --     78,972      (78,972)         --           --            --           --
Dividends declared...        --         --        --    (1,000,000)  (1,000,000)         --     (1,000,000)         --
Excess of purchase
 price over net book
 value of acquired
 entities............        --         --        --   (11,969,390) (11,969,390)         --    (11,969,390)         --
                       --------- ---------- ---------  -----------  -----------   ----------   -----------   ----------
Balance, December 31,
 1998................  1,676,944  3,752,500 2,624,187  (14,537,528) (11,913,341)         --     (6,483,897)         --
Net income for the
 year................        --         --        --     6,761,953    6,761,953          --      6,761,953          --
Issuance of 3,080,000
 common shares.......    308,000 24,962,404       --           --           --           --     25,270,404          --
Transfer of statutory
 earnings to legal,
 tax free and other
 reserves............        --         --    228,418     (228,418)         --           --            --           --
                       --------- ---------- ---------  -----------  -----------   ----------   -----------   ----------
Balance December 31,
 1999................  1,984,944 28,714,904 2,852,605   (8,003,993)  (5,151,388)         --     25,548,460          --
Net income for the
 year................        --         --        --     7,176,142    7,176,142          --      7,176,142    7,176,142
Unrealized loss on
 available for sale
 equity securities,
 net of GRD 4 571 596
 tax benefit.........                                                             (6,857,395)   (6,857,395)  (6,857,395)
Currency translation
 adjustment..........        --         --        --           --           --          (235)         (235)        (235)
                                                                                                             ----------
Total comprehensive
 income..............        --         --        --           --           --           --            --       318.512
                                                                                                             ==========
Transfer of statutory
 earnings to legal,
 tax free and other
 reserves............        --         --    252,709      252,709          --           --            --
                       --------- ---------- ---------  -----------  -----------   ----------   -----------
Balance December 31,
 2000................  1,984,944 28,714,904 3,105,314     (575,142)   2,024,754   (6,857,630)   25,866,972
                       ========= ========== =========  ===========  ===========   ==========   ===========


   The accompanying notes are an integral part of the consolidated financial statements.

                                ANTENNA TV S.A.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the years ended December 31, 1998, 1999 and 2000
                   (In thousands of drachmae and US dollars)

                                          Year Ended December 31,
                                ----------------------------------------------
                                   1998         1999         2000       2000
                                -----------  -----------  -----------  -------
                                   (GRD)        (GRD)        (GRD)       ($)
Cash flows from operating
 activities
Net income....................    1,100,890    6,761,953    7,176,142   19,772
  Adjustments to reconcile net
   income to net cash
  Extraordinary gain on
   repurchase of Senior
   Notes......................          --           --      (124,867)    (344)
  Deferred income taxes.......    1,906,380    4,380,122      772,410    2,128
  Minority interest in profit
   of consolidated entity.....                    58,119       85,313      235
  Equity in net income of
   unconsolidated affiliate...      (20,986)     (24,680)      (2,287)      (6)
  Amortisation of debt
   issuance expenses..........      226,731      226,731      218,982      603
  Amortisation of premium on
   foreign exchange contract
   and loss on option.........    1,558,597    1,224,719          --       --
  Depreciation of property and
   equipment and capital
   leases and amortization of
   programming costs, goodwill
   and other intangibles......   13,011,172   12,948,432   14,990,398   41,302
  Provision for other long-
   term liabilities...........       49,435       37,000      112,979      311
  Provision for employee
   retirement benefits........       54,692       56,000       70,000      193
  Change in current assets and
   liabilities
   (Increase) in accounts and
    other receivables.........   (5,032,459)  (1,005,224)  (2,476,587)  (6,823)
   (Increase) in due from/to
    related parties...........   (1,399,255)    (848,743)  (1,173,641)  (3,234)
   (Increase) in programming
    costs.....................  (13,078,150) (13,204,588) (17,063,658) (47,014)
   (Increase) decrease in
    prepaid and licensed
    programming expenditures..   (1,322,475)     514,877   (3,739,338) (10,303)
   (Decrease) increase in
    trade accounts, notes and
    cheques payable...........     (496,354)     665,373     (194,873)    (537)
   Increase (decrease) in
    licensed program payable..      217,244      (68,375)    (569,996)  (1,570)
   (Increase) in inventories..          --       (99,102)    (265,316)    (731)
   Increase (decrease) in
    customer advances.........      130,728     (142,762)     104,906      289
   Increase (decrease) in
    accrued expenses and other
    liabilities...............    5,824,444   (6,901,883)  (1,261,247)  (3,475)
   Increase in income taxes
    payable...................          --       131,417    1,440,583    3,969
   Other, net.................      (46,468)    (375,726)  (2,780,116)  (7,660)
                                -----------  -----------  -----------  -------
   Total adjustments..........    1,583,276   (2,428,293) (11,856,355) (32,667)
                                -----------  -----------  -----------  -------
Net cash provided (used) in
 operating activities.........    2,684,166    4,333,660   (4,680,213) (12,895)
                                -----------  -----------  -----------  -------
Cash flows from investing
 activities
 Acquisition and right of
  acquisition of businesses,
  net of cash.................       31,631  (11,160,154)  (5,468,876) (15,068)
 Acquisition of marketable
  equity securities...........          --           --   (15,542,731) (42,823)
 Dividends received...........          --        38,759       70,890      195
 Purchase of fixed assets.....     (396,556)    (915,627)  (3,687,890) (10,161)
                                -----------  -----------  -----------  -------
Net cash (used) in investing
 activities...................     (364,925) (12,037,022) (24,628,607) (67,857)
                                -----------  -----------  -----------  -------
Cash flow from financing
 activities
 Issuance of common shares....          --    25,270,404          --       --
 Redemption of Senior Notes...          --    (1,185,994)  (7,055,210) (19,439)
 Increase (decrease) in bank
  overdrafts and short term
  borrowings, net.............    1,468,155     (487,604)  10,019,810   27,606
 (Increase) decrease in
  restricted cash.............          --      (425,266)     174,082      480
 Repayments of capital lease
  obligations.................      (76,094)    (116,928)    (177,616)    (489)
 Dividends paid...............   (1,000,000)         --           --       --
 Premium of foreign exchange
  contract....................   (2,088,000)         --           --       --
 Purchase of foreign currency
  option......................     (695,316)         --           --       --
 Debt issuance costs of Senior
  Notes.......................     (108,503)         --           --       --
                                -----------  -----------  -----------  -------
Net cash (used) provided by
 financing activities.........   (2,499,758)  23,054,612    2,961,066    8,158
                                -----------  -----------  -----------  -------
Effect of exchange rate
 changes on cash..............      (52,670)   5,120,825    3,001,935    8,271
(Decrease) increase in cash...     (233,187)  20,472,075  (23,345,819) (64,323)
Cash and cash equivalents at
 beginning of year............   11,533,274   11,300,087   31,772,162   87,539
                                -----------  -----------  -----------  -------
Cash and cash equivalents at
 end of year..................   11,300,087   31,772,162    8,426,343   23,216
                                ===========  ===========  ===========  =======
Supplemental disclosure of
 cash flow information
 Cash paid for interest.......    3,083,545    3,380,494    3,991,294   10,997
 Cash paid for income taxes...          --           --       789,029    2,174



           Exchange rate used for the convenience translation of the December 31, 2000 balances is GRD 362.95 to $1.00.

   The accompanying notes are an integral part of the consolidated financial statements.

                                ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

1. Operations of the Company

   Antenna TV S.A. ("Antenna"), a Greek societe anonyme, was founded by Mr. Minos Kyriakou, the Chairman of the Company. The Company began operations at the end of 1989 after the introduction of private commercial television in Greece. The principal activity of Antenna and its operating subsidiaries (the "Company") is the sale of advertising spots on television and radio. These activities are primarily conducted through subsidiaries in Greece.

   Until September 1, 1998, the principal activities included sale of advertising spots on television (see below). After September 1, 1998, the consolidated financial statements include the results of other businesses. See acquisitions of entities under common control.

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

 Acquisitions of entities under common control

   On May 6, 1999, the Company acquired the following interests (the "Acquisition"): a 51% interest in Audiotex S.A. ("Audiotex"), a company that generates revenue from the sale of audiotext (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises ("Antenna Radio"), which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), which operates a training centre for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast Distribution Ltd. ("Pacific Broadcast"), which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr Minos Kyriakou, the Company's Chairman and Chief Executive Officer.

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

   The total purchase price of all the businesses amounting to $38.2 million, comprised of cash consideration of $33.0 million and the assumption of $5.2 million of debt. The total cash purchase price of GRD 10,040 million exceeded the book value of the acquired companies by GRD 11,969 million ($37.9 million), resulting in a deemed dividend to the shareholders.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

 Acquisitions of unrelated businesses

i)Year ended 31 December 1999

   On October 27, 1999, Antenna TV purchased a 51% interest in Daphne Communications S.A. ("Daphne"), a Greek publishing company, for a total consideration of GRD 1,210 million. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on fair value GRD 300 million has been allocated to net tangible assets, GRD 200 million to magazine rights and GRD 787 million to goodwill. On a proforma basis, reflecting this acquisition as if it had taken place at the beginning of the 1999 year and after giving effect to adjustments recording the acquisitions, unaudited net revenues, net earnings and basic and diluted earnings per share would have been GRD 46,490,693, GRD 6,313,429 and GRD 318.6, respectively. These proforma results are not indicative of either future performance or actual results which would have occurred had these acquisitions taken place at the beginning of the respective period.

ii)Year ended 31 December 2000

   On February 7, 2000 Antenna TV acquired the 49% interest in Audiotex that it did not already own from Legion International S.A., a Lagardere Group company, for total consideration of GRD 55 million and an increase in the royalty fee to Legion International S.A. from 7.5% to 12.0% of Audiotex's annual revenue for 10 years. The term of the amended royalty agreement is from January 1, 2000 to January 1, 2010. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value GRD 84 795 has been allocated to goodwill. The incremental increase in the royalty payment of 4.5% for the next 5 years and the payment of 12% royalty for an additional five years, represents the additional consideration payable for the acquired interest and will be recorded as additional element of the cost of the acquired entity, (i.e. goodwill), and will be amortized over 10 years. Audiotex's revenues for the year ended December 31, 2000 amounted to GRD 912 million. Assuming the revenues remained the same over the next 10 years the additional consideration paid would be approximately GRD 775 million. However, the ultimate amount to be paid will only be determined at the end of each period. The additional elements of cost are recorded when the contingency is resolved and the consideration is issuable.

   On March 2, 2000, the Company entered into an agreement with MEAGA S.A., a Greek company listed on the Athens Stock Exchange, to acquire approximately 70% of MEAGA, subject to the completion of due diligence by Antenna and receipt of regulatory approvals and consents. In connection with this transaction, MEAGA will sell its existing businesses to third party purchasers and the proceeds will be applied to repay all of its outstanding indebtedness. As a result, just prior to the acquisition, MEAGA will have no assets or liabilities. In exchange for its interest in MEAGA, the Company will transfer stakes in four of its subsidiaries, Antenna Radio, Antenna Spoudastiki, Audiotex and Daphne, to MEAGA. Following the completion of the acquisition, the assets and liabilities of MEAGA will be comprised of historical book values of the businesses contributed by Antenna. The consolidated financial statements of Antenna will reflect a charge to recognize the cost of the disposition of the interest transferred to the minority shareholders, and a corresponding recognition of a minority interest in the consolidated balance sheet. The transaction has not yet materialized.

   On April 13, 2000, the Company announced that it had entered into a memorandum of understanding with Internet Gold International Ltd, a subsidiary of Internet Gold, to jointly undertake various Internet-related activities. Internet Gold agreed to use its best efforts to cause one or more of the shareholders of CompuLink Networks S.A., a Greek Internet service provider, to transfer to the Company a 20% stake in CompuLink for

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

consideration of $1 million, $200,000 of which will be paid in cash and $800,000 of which will be paid in the form of advertising time on television and radio and in magazines. The Company and Internet Gold will also form two new joint ventures that will provide content for the Internet and one new joint venture that will be an Internet service provider in Cyprus. To date the undertaking of Internet related activities has not yet materialized nor have the joint ventures been formed.

   In August 2000, Antenna TV became a 40% shareholder in a newly established company, Antenna Optima S.A. whereby GRD 8 million was contributed as an initial investment. This investment is accounted for by the equity method as Antenna TV does not own a controlling interest.

   On August 4, 2000, the Company acquired interests in three Bulgarian media companies for total consideration including related expenses of GRD 1,368 million. The acquisition includes a 100% interest in Nova Television AD, a 100% interest in Multimex I.D. AD and a 92% interest in Radio Express. In November, 2000 the 7% minority interest in Radio Express was purchased for GRD 11,988. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the dates of acquisition. Based on estimates of fair value GRD 1,335 million has been allocated to goodwill.

   On October 9, 2000 the Company acquired a 100% interest in Part Time S.A. (now Part Time Simvouleftiki S.A.) for total cash consideration of GRD 883.4 million. This acquisition was accounted for using the purchase method and accordingly net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value GRD 644.6 million has been allocated to land and GRD 53.3 million to goodwill.

   On a proforma basis, reflecting the acquisitions of the three Bulgarian media companies and Part Time S.A. as if it had taken place at the beginning of the year and after giving effect to adjustments recording the acquisitions, unaudited net revenues, net earnings and basic and diluted earnings per share would have been GRD 56,030 million, GRD 7,112 million and GRD 358.3, respectively. These proforma results are not indicative of either future performance or actual results which would have occurred had these acquisitions taken place at the beginning of the respective period.

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

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


   The Company refers receivable balances that exceed their credit terms to a lawyer for collection. Management, in conjunction with input from their lawyer, provides an allowance for the estimated amount of doubtful accounts. Periodically, the Company writes-off balances that are deemed to be uncollectible.

   The other receivable described in Note 11 is an amount due from a political party which has experienced financial difficulties. Therefore, it is reasonably possible that the allowance for doubtful accounts may change. Management cannot estimate the amount of such a change at this time.

 Foreign Currency Translation

   The Company's functional currency is the drachma. Transactions involving other currencies are converted into drachmae using the exchange rates which are in effect at the time of the transactions. Monetary assets and liabilities which are denominated in other currencies are stated at the Greek drachma equivalent prevailing at year-end. Gains and losses resulting from foreign currency remeasurements are reflected in the accompanying consolidated statements of operations. Gains and losses resulting from the translation of financial statements are components of other comprehensive earnings.

 Revenue

   The Company's primary source of revenue is the sale of advertising time. Advertising revenue is recognized in the period that the spots are aired.

   The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements, in December 1999. The SAB summarizes certain of the SEC staff's views in applying US generally accepted accounting principles to revenue recognition in financial statements. During the fourth quarter of the current year, the Company performed a review of its revenue recognition policies and believes that the Company is in compliance with SAB 101.

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

   Revenue earned from infomercial services (included in other revenue) is recognized as revenue in the period that the infomercial services are rendered.

   Revenue earned from telemarketing (included in other revenue) is recognized as revenue when the products are shipped and the services are rendered.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


 Deferred Charges

   The expenses incurred in connection with the issuance and distribution of the Senior Notes issued on August 12, 1997, (see Note 15), were capitalized and are amortized on a straight line basis over the term of the Senior Notes. Amortization for the years ended December 31, 1998, 1999 and 2000 totalled GRD 226,731, GRD 226,731 and GRD 218,982 respectively, and is included in interest expense in the accompanying consolidated statements of operations.

 Comprehensive Income (Loss)

   Comprehensive income (loss) is comprised primarily of gains and losses arising on the translation of foreign currency financial statements and also includes unrealized gains and losses on certain available for sale investments, net of tax.

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

 Investments

   Marketable equity securities are classified as "available-for-sale", and are recorded at fair value with unrealized gains and losses included in stockholders' equity. All other equity securities are accounted for using the equity method.

   The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the consolidated statements of operations.

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

 Intangible Assets, Net

   Intangible assets, net are composed of magazine rights, as well as the excess of costs over the fair value of net assets of acquired businesses. The excess of cost over the fair value of the business acquired is amortized, on a straight-line basis over 5 to 20 years. Other acquired intangibles are amortized, on a straight-line basis, over their estimated useful lives, not in excess of five years. The Company continually evaluates the recoverability of its intangible assets to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation may be based on current and projected income and cash flows from operations of related businesses on an undiscounted basis as well as other economic and market variables.

 Advances to Third Parties

   The Company makes payments to artists, producers and script writers for services in connection with future programs and promotions. Such payments are included in production costs when services have been rendered.

                                ANTENNA TV S.A.

  (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


 Employee Retirement Benefits

   As more fully discussed in Note 20, employee retirement benefits are provided for on an accrual basis.

 Income Taxes

   Income taxes have been accounted for using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109. Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. Deferred taxes are measured using currently applicable tax rates.

 Barter Transactions

   Barter transactions represent non-cash transactions in which the Company sells advertising time or space to a third party in return for goods, services or assets (including rights to sporting events). These transactions are accounted for on the basis of the fair market value of the goods, services or assets received or advertising surrendered, whichever is more readily determinable. During the years ended December 31, 1998, 1999 and 2000 net revenue derived from barter transactions amounted to GRD 381,183, GRD 309,919 and GRD 108,940, respectively.

   The Company's major source of revenue is derived in Greece (see Note 31).

 Concentration of Credit Risk

   Concentration of credit risks with respect to current trade accounts, are managed as the Company obtains letters of guarantee from banks to support receivable balances. At December 31, 1999 and 2000, the Company had obtained letters of guarantee in respect of approximately 3.8% and 1.5% of receivables, respectively.

   The Company earned 8.1% (GRD 2,612,974), 5.0% (GRD 2,005,550) and 3% (GRD
1,653,057) of net revenues from related companies for the years ended December 31, 1998, 1999 and 2000, respectively. Accounts receivable relating to related parties as of December 31, 1999 and 2000 represented 13.2% and 16.8% of accounts receivable, respectively. Related party revenue denominated in foreign currency amounted to GRD 1,874,385, GRD 1,561,400 and GRD 883,598 for the years ended December 31, 1998, 1999 and 2000, respectively. The related receivables are subject to foreign currency risk.

   Advances to related parties represent 22% and 13% of total advances at December 31, 1999 and 2000, respectively.

   No one supplier accounts for more than 10% of purchases.

   The Company's significant source of revenue is generated from selling advertising spots to local advertisers. In the years ended December 31, 1998, 1999 and 2000 no one advertiser accounted for 10% or more of total net revenue.

 Impairment of Long-Lived Assets

   The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

 Earnings Per Share

   The earnings per common share is computed by dividing net income applicable to common stock by the weighted average number of issued shares of common stock for the years ended December 31, 1998, 1999 and 2000. Basic earnings per share and diluted earnings per share are equal as the Company does not have any dilutive securities outstanding. The earnings per share for the year ended December 31, 1999 have been adjusted to properly calculate using the weighted average number of shares.

 Costs of Start-Up Activities

   The Company expenses as incurred costs of start-up activities and organisation costs.

 Recent and New Accounting Pronouncements

 Derivative Instruments

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"). "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. This statement requires the Company to recognise all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value though earnings. If the derivative is an effective hedge, changes in its fair value will be offset against the change in the fair value of the hedged item in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge will be immediately recognized in earnings. This statement, as amended, is effective for all fiscal years beginning after June 15, 2000 and is not required to be applied retroactively to financial statements of prior periods. The Company does not have any freestanding derivatives as at December 31, 2000 and is in the process of reviewing its operating contracts for embedded derivatives. The ultimate effect of adoption of SFAS 133 has not yet been quantified.

 Accounting for Computer Software

   During January 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 which became effective for all fiscal years beginning after December 15, 1998 requires the Company to capitalize certain internal-use software costs once certain criteria are met. The adoption of SOP 98-1 did not have a material impact on the Company's financial statements.

 Accounting by Producers or Distributors

   The AICPA issued Statements of Position 00-2, "Accounting by Producers or Distributors of Films", in June 2000, and it is in effect for fiscal years beginning after December 15, 2000, with earlier application encouraged. SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. The Company for the quarter ending March 31, 2001 believes it will record a one-time after-tax charge for the initial adoption of the standard which will not exceed GRD 250 million to GRD 600 million.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


 Accounting for Transfers and Servicing in Financial Assets and Extinguishments of Liabilities

   In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing in Financial Assets and Extinguishments of Liabilities (A Replacement of SFAS No. 125)". SFAS No. 140 provides guidance on accounting for
(1) securitization transactions involving financial assets; (2) sales of financial assets (including loan participations); (3) factoring transactions;
(4) wash sales; (5) servicing assets and liabilities; (6) collateralized borrowing arrangements; (7) securities lending transactions; (8) repurchase agreements; and (9) extinguishment of liabilities. While most of the provisions of SFAS No. 140 will become effective for transactions entered into after March 31, 2001, companies with calendar fiscal year ends that hold beneficial interests from previous securitizations will be required to make additional disclosures in their December 31, 2000 financial statements. Management does not believe that the adoption of SFAS No. 140 will have a significant impact on the Company's consolidated financial statements.

 Accounting for Shipping and Handling Fees and Costs

   In October 2000, the Emerging Issues Task Force (EITF) of FASB issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs", and EITF 00-14, "Accounting for Certain Sales Incentives". EITF 00-10 addresses the income statement classification for shipping and handling fees and costs. EITF 00-14 addresses recognition, measurement, and income statement classification for certain sales incentives including discounts, coupons, rebates, and free products or services. The adoption of EITF 00-10 and EITF 00-14 did not have a material impact on the Company's consolidated financial statements.

3. Translations of Drachmae into US Dollars

   The consolidated financial statements are stated in drachmae. The translations of drachmae into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York on December 31, 2000, which was GRD 362.95 to $1.00. The convenience translations should not be construed as representations that the drachma amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


4. Accounts Receivable

   Accounts receivable are analyzed as follows:

                                                             December 31,
                                                         ----------------------
                                                            1999        2000
                                                         ----------  ----------
   Trade................................................ 22,607,924  25,837,533
   Less: allowance for doubtful accounts................ (1,834,794) (1,604,281)
                                                         ----------  ----------
                                                         20,773,130  24,233,252
                                                         ----------  ----------
   Other:
     Value added tax....................................    860,715     387,062
     Employee advances..................................    239,515     311,000
                                                         ----------  ----------
                                                          1,100,230     698,062
                                                         ----------  ----------
                                                         21,873,360  24,931,314
                                                         ==========  ==========
   Allowance for doubtful accounts:
     Beginning balance..................................  1,161,396   1,834,794
     Acquisitions through business combination..........    630,000         --
     Recoveries.........................................    (39,124)        --
     Write offs.........................................   (105,047)   (597,596)
     Provision for bad debts............................    187,569     367,083
                                                         ----------  ----------
     Ending balance.....................................  1,834,794   1,604,281
                                                         ==========  ==========

   Accounts receivable relating to the magazine distributors amounting to GRD 302,338 as at December 31, 1999 secure the capital lease obligations relating to the printing equipment (see Note 16).

5. Inventories

   Inventories are analyzed as follows:

                                                                  December 31,
                                                                 ---------------
                                                                  1999    2000
                                                                 ------- -------
   Raw materials................................................  47,182 120,893
   Work-in-progress.............................................   5,768  43,285
   Merchandise.................................................. 385,056 539,669
                                                                 ------- -------
                                                                 438,006 703,847
                                                                 ======= =======

   Inventories include paper, ink, packaging materials, telemarketing products and gifts which are sold with the magazines and books.

6. Due from (to) Related Parties

   The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favourable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


   As a result of the Acquisitions, Antenna R.T. Enterprises, Pacific Broadcast Distribution Ltd. and Antenna Spoudastiki Ltd. came under common control with Antenna (for accounting purposes) as of September 1, 1998. The related party revenue from these entities was eliminated upon consolidation or reclassified.

   Balances from related companies are as follows:

                                                              December 31,
                                                           -------------------
                                                             1999      2000
                                                           --------- ---------
   Accounts Receivable
     Current:
       Antenna Satellite TV (USA) Inc..................... 1,882,116 2,228,016
       Audiotex S.A.......................................    76,208       --
       Epikinonia EPE.....................................   314,172    86,418
       Antenna TV Ltd. (Cyprus)...........................   938,770 1,252,148
       Catalogue Auctions Hellas S.A......................    30,439       --
       Antenna Satellite Radio............................    58,655    99,632
       Echos and Rhythmos EPE.............................       --     49,600
       Makedonia TV S.A. .................................       --    485,043
                                                           --------- ---------
                                                           3,300,360 4,200,857
                                                           ========= =========
     Long-term:
       Antenna Satellite TV (USA) Inc..................... 3,276,667 3,573,606
                                                           ========= =========
   Advances
     Current:
       Echos and Rhythmos EPE.............................       --    168,165
       Catalogue Auctions Hellas S.A......................   156,660   167,029
                                                           --------- ---------
                                                             156,660   335,194
                                                           ========= =========
     Long-term:
       JVFM-Epikinonia....................................    18,000    46,120
       Epikinonia Ltd.....................................    34,158    34,158
       Antenna TV Ltd. (Cyprus)...........................   120,979   120,979
                                                           --------- ---------
                                                             173,137   201,257
                                                           ========= =========
   Accounts payable
     Current:
       Payable to minority shareholders of Dafne
        Communications S.A. ..............................    68,823       --
                                                           ========= =========
     Long-term:
       Payable to minority shareholders of Dafne
        Communications S.A. ..............................   185,000   185,000
                                                           ========= =========

   Antenna has entered into two agreements (licensing and distribution) with Antenna Satellite TV (USA) Inc., a company in which the Chairman of the Company is a director. The programming agreement provided for a daily license fee of $9.02 for the years ended December 31, 1998 and 1999 for 10 hours of daily television programming payable to the Company. Effective January 1, 2000 the license fee is computed on a total subscriber basis (currently the monthly fee ranges between $75--$80 per month). In 1998, 1999 and 2000 Antenna recognized GRD 927,514, GRD 1,089,868 and GRD 306,199, respectively of license fees. The accounts receivable of Antenna Satellite TV (USA) Inc. have been personally guaranteed by Mr Minos Kyriakou.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


   Antenna has entered into an agreement with Audiotex S.A., a company of which 51% was indirectly owned by Mr Minos Kyriakou prior to September 1, 1998 and which had a common director with the Company, to provide dead time pursuant to which the Company receives a commission of 7.8% on Audiotex's revenue for the period July 1, 1995 through November 30, 1995, December 1, 1995 through to June 30, 1998 a commission of 15%, July 1, 1998 to August 31, 1998, a commission of 30%, September 1, 1998 to December 31, 1998 a commission of 40%, and from January 1, 1999 to January 1, 2005 a commission of 50%. Antenna has also entered into an agreement to provide management consulting and production services to Audiotex related to sales and promotions in media other than Antenna in return for a royalty of 7.8% of the gross annual revenue arising from such activities payable from July 1, 1995 through January 1, 2005. Antenna also subleases its office and studio space to Audiotex for a monthly rental fee of GRD 695 for the period January 1, 1997 to December 31, 1998, GRD 850 for the period January 1, 1999 to December 31, 1999 and GRD 1,000 for the period January 1, 2000 to December 31, 2000. Studio equipment and other machinery are leased to Audiotex for a fee of GRD 270 per hour for the period January 1, 1997 to December 31, 1998 and GRD 430 for the period January 1, 1999 to December 31, 1999 and GRD 270 for the period January 1, 2000 to December 31, 2000.

   The Company provides production facilities and technical and administrative services to Epikinonia EPE, a company where one of the previous shareholders of the Company was a shareholder and director, through August 1998 for a fee of up to 75% of Epikinonia's revenue commencing January 11, 1996. As of January 1, 1997 the fee was 85%.

   The Company has entered into an agreement with Antenna R.T. Services Ltd. (now known as Antenna TV Ltd. (Cyprus)), a company to which the General Manager of the Company was a General Manager, pursuant to which the Company earned royalties of 9% up to August 31, 1994 and commencing September 1, 1994 11% for the next three years and 12% thereafter on the advertising revenues of Antenna TV Ltd. (Cyprus). In addition, the Company has given advances to this company for future programming.

   The Company, in July 1997, entered into a program agreement with Pacific Broadcast Distribution Ltd., a company where the President of the Company is a shareholder and member of the Board of Directors. The programming agreement provides that a daily license fee of $5.0 for a 9 hour television program has been charged to the Company up to March 31, 1999. Effective September 1, 1998, the account balances are eliminated upon consolidation.

   During 1997, the Company acquired a 50% share in a newly formed company called Catalogue Auctions Hellas S.A. ("Catalogue Auctions"). Advances are receivable from this company.

   The Company rents production facilities and equipment to Echos and Rhythmos EPE, a company where the main shareholder is the sister to the Chairman of the Company, for a monthly fee of GRD 6,000 commencing on June 1, 2000. Revenue earned for the year ended December 31, 2000 amounted to GRD 42,000.

   The payable to the minority shareholders of Dafne represents a short-term advance payable of GRD 68,823 and a long-term loan of GRD 185,000 bearing interest at a rate of ATHIBOR +3% per annum. The loan matures on May 24, 2004. Interest expense for the year ended December 31, 1999 and 2000 amounted to GRD 18,773 and GRD 10,251, respectively.

   During 2000, the Company acquired a 14.49% interest in Athenian Capital Holdings S.A. in various open market transactions for an aggregate purchase price of GRD 15,543 million. Approximately 15% of Athenian Capital Holdings S.A. is collectively owned by the principal shareholders of the Company. The Chairman, the Chief Executive Officer, the Chief Financial Officer and four other senior executive officers who are all directors of Antenna TV represent seven out of eleven board members of Athenian Capital Holdings S.A. (Refer to Note 7).

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


   A summary of transactions with related companies for 1998, 1999 and 2000 are analyzed as follows:

                                                Revenue from related parties
                                                -----------------------------
                                                   Year Ended December 31,
                                                -----------------------------
                                                  1998      1999      2000
                                                --------- --------- ---------
   Epikinonia EPE (Production facilities and
    technical and administrative services).....   378,000   444,150   449,000
   Antenna Satellite TV (USA) Inc. (License
    fees)......................................   927,514 1,089,868   306,199
   Pacific Broadcast Distribution Ltd. ........   392,526       --        --
   Antenna TV Ltd. (Cyprus) (Royalties)........   542,080   440,966   538,641
   Audiotex S.A. (Commissions and other).......   231,507       --        --
   Antenna R.T. Enterprises S.A. (Other).......   141,347       --        --
   Antenna Satelline Radio (license fee).......       --     30,566    38,758
   Echos and Rhythmos E.P.E....................       --        --     42,000
   Macedonia TV S.A. (refer to Note 13)........       --        --    278,459
                                                --------- --------- ---------
                                                2,612,974 2,005,550 1,653,057
                                                ========= ========= =========
   Related party commission income:
     Audiotex S.A. (Commission income).........   131,194   434,534    47,875
     Antenna Satellite Radio (License fee).....    12,265       --        --
                                                --------- --------- ---------
                                                  143,459   434,534    47,875
                                                ========= ========= =========

7. Investments

                                                                December 31,
                                                             ------------------
                                                              1999     2000
                                                             ------ -----------
   Equity method investments................................ 75,806       7,610
                                                             ====== ===========
   Available-for-sale equity securities:
     Cost...................................................    --   15,542,731
     Allowance for unrealized loss on securities............    --  (11,428,991)
                                                             ------ -----------
                                                                --    4,113,740
                                                             ====== ===========

   At December 31, 1999, companies accounted for using the equity method included: Audiotex S.A. (51% owned). On February 7, 2000 Antenna TV acquired the 49% interest in Audiotex that it did not already own from Legion International S.A. Furthermore in August 2000 Antenna TV acquired the 40% interest in the newly established company named Antenna Optima S.A. (refer to Note 2 Acquisition of unrelated businesses).

   Refer to Note 6 regarding acquisition of 14.49% of Athenian Capital Holdings SA.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

   Summarized below is the consolidated balance sheet and statement of operations as reported by equity investees.

                                                     Year Ended   Year Ended
                                     September 1,     December     December
                                     1998 through        31,          31,
                                   December 31, 1998    1999         2000
                                   ----------------- -----------  -----------
   Condensed Statement of
    Operations
   Net sales......................      268,239          854,943          --
   Gross profit...................       94,506          151,430          --
   Operating income (loss)........       45,465           74,191         (975)
   Income (loss) before income
    taxes.........................       66,637           86,414         (975)
   Net income.....................       41,149           48,392         (975)
                                                          December 31,
                                                     ------------------------
                                                        1999         2000
                                                     -----------  -----------
   Condensed Balance Sheet
   Current assets.................                       408,494       19,400
   Non-current assets.............                        37,463          --
                                                     -----------  -----------
     Total assets.................                       445,957       19,400
                                                     ===========  ===========
   Current liabilities............                       293,568          375
   Non-current liabilities........                         3,750          --
   Shareholders' equity...........                       148,639       19,025
                                                     -----------  -----------
     Total liabilities and
      shareholders' equity........                       445,957       19,400
                                                     ===========  ===========

8. Programming Costs

   The following table sets forth the components of the programming costs, net of amortization:

                                                          December 31,
                                                     ------------------------
                                                        1999         2000
                                                     -----------  -----------
   Produced programming...........                    13,929,446   17,721,486
   Purchased sports rights........                     1,861,640    1,628,611
   Licensed program rights........                     2,016,979    2,752,877
   Prepaid license program
    rights........................                       845,979    1,363,259
   Prepaid produced programs......                       822,796    3,242,054
                                                     -----------  -----------
                                                      19,476,840   26,708,287
   Less: current portion..........                   (11,824,168) (16,238,222)
                                                     ===========  ===========
                                                       7,652,672   10,470,065
                                                     ===========  ===========

   On the basis of the Company's amortization rates, 100% of produced programming, licensed program rights and purchased sports rights at December 31, 2000 will be amortized within a four-year period of time.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

9. Property and Equipment

   Property and equipment is summarized as follows:

                                                                December 31,
                                                            --------------------
                                                              1999       2000
                                                            --------- ----------
   Cost
     Land..................................................     1,020    909,871
     Buildings and leasehold improvements..................   587,740  1,570,509
     Machinery and equipment............................... 1,903,951  2,499,349
     Broadcasting and transmission equipment...............   940,948    983,397
     Printing equipment.................................... 1,650,897  2,590,921
     Furniture and fixtures................................ 1,613,525  3,017,106
     Motor vehicles........................................   432,019    460,811
                                                            --------- ----------
                                                            7,130,100 12,031,964
                                                            ========= ==========
   Net book value
     Land..................................................     1,020    909,871
     Buildings and leasehold improvements..................   178,267  1,108,240
     Machinery and equipment...............................   693,128    957,888
     Broadcasting and transmission equipment...............   290,318    246,592
     Printing equipment.................................... 1,560,392  2,290,084
     Furniture and fixtures................................   544,722  1,560,410
     Motor vehicles........................................   207,898    229,289
                                                            --------- ----------
                                                            3,475,745  7,302,374
                                                            ========= ==========

   Depreciation is computed based on the straight-line method using rates which are substantially equivalent to average economic useful life rates. The depreciation expense for the years ended December 31, 1998, 1999 and 2000 was GRD 480,372, GRD 650,834 and GRD 988,322, respectively. The useful lives of property and equipment are as follows:

   Classification                                                  Useful lives
   --------------                                                 --------------
   Buildings and leasehold improvements..........................  8 to 10 years
   Machinery and equipment.......................................   5 to 7 years
   Printing machinery............................................        8 years
   Broadcasting and transmission equipment....................... 10 to 12 years
   Furniture and fixtures........................................   3 to 5 years
   Motor vehicles................................................   5 to 7 years

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

10. Broadcasting, Transmission and Printing Equipment under Capital Leases

                                                             December 31,
                                                         ----------------------
                                                            1999        2000
                                                         ----------  ----------
   Cost.................................................  2,658,767   2,658,767
   Less: accumulated depreciation....................... (1,009,025) (1,268,017)
                                                         ----------  ----------
                                                          1,649,742   1,390,750
                                                         ==========  ==========

   Depreciation is computed based on the straight-line method using rates which are substantially equivalent to average economic useful lives for broadcasting, transmission and printing equipment (8 and 10 years). The depreciation expense for the years ended December 31, 1998, 1999 and 2000 was GRD 147,700, GRD 185,727 and GRD 258,992 respectively.

11. Other Receivable

   Other long-term receivable includes a balance receivable from a political party (New Democracy) amounting to GRD 752,998 and GRD 736,498 as of December 31, 1999 and 2000, respectively. An allowance for doubtful debts and fair value of GRD 480,000 as of December 31, 1999 and GRD 736,498 as of December 31, 2000 has been recorded.

12. Intangible Assets

   Intangible assets are analyzed as follows:

                                                            December 31,
                                                          ------------------
                                                           1999      2000
                                                          -------  ---------
   Excess of cost over fair value of net assets of
    business acquired.................................... 786,561  2,280,698
   Magazine rights....................................... 200,000    200,000
                                                          -------  ---------
                                                          986,561  2,480,698
   Accumulated amortisation.............................. (16,000)  (187,535)
                                                          -------  ---------
                                                          970,561  2,293,163
                                                          =======  =========

13. Other Assets

   Other assets are analyzed as follows:
                                                            December 31,
                                                          ------------------
                                                           1999      2000
                                                          -------  ---------
   Advance for the right to acquire an interest in
    Makedonia TV S.A.....................................     --   3,000,000
   Guarantee deposits.................................... 137,849    107,763
                                                          -------  ---------
                                                          137,849  3,107,763
                                                          =======  =========

   On February 24, 2000 the Company advanced GRD 3 billion in exchange for the right to acquire a controlling interest in Makedonia TV S.A., one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Makedonia TV S.A. from its three

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

shareholders for a total consideration equal to the advance payment. The Company may acquire this interest within the next three years, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free to air television broadcast companies. If the interest is not acquired, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

   The Company has signed a cooperation to provide management consulting production and technical services to Makedonia TV in return for a fee of 20% of the total gross annual revenue for the year 2000-2001, 22% for the year 2002-2003 and 25% for the year 2004. Such revenue amounted to GRD 279 million for the year ended December 31, 2000 and is included in other revenue in the consolidated statements of operations. The Company also sold Greek and foreign programs of GRD 456 million for the year ended December 31, 2000.

14. Bank Overdrafts and Short-Term Borrowings

   Short-term borrowings are primarily draw-downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit were GRD 10,940,000 as at December 31, 1999 and GRD 14,450,000 as at December 31, 2000.

   Bank overdrafts and short-term borrowings are secured by the assignment of advertisers' post-dated cheques, notes receivable from advertisers and letters of guarantee of obligations of advertisers and guaranteed by a minority shareholder and the Company.

   Such borrowings, based on their currency denominations, were as follows:

                                                   December 31,
                                      --------------------------------------
                                             1999               2000
                                      ------------------ -------------------
                                                   In                  In
                                                Foreign             Foreign
                                         GRD    Currency    GRD     Currency
                                      --------- -------- ---------- --------
   Denominated in:
     Drachmae........................ 2,544,696     --   12,575,498     --
     Japanese Yen....................   733,415 226,855     722,423 226,855
                                      --------- -------  ---------- -------
                                      3,278,111     --   13,297,921     --
                                      ========= =======  ========== =======

   Included in the drachmae denominated short term borrowings as at December 31, 2000 is GRD 7,082,922 representing a bank facility, the proceeds of which were used to repurchase $20.8 million face amount of the Senior Notes. The facility bears interest at a variable rate and is due April 30, 2001.

   The weighted average interest rates on short-term borrowings in each of the years ended December 31, 1998, 1999 and 2000 were as follows:

                                                                December 31,
                                                               ----------------
                                                               1998  1999  2000
                                                               ----  ----  ----
   Currency:
     Drachmae................................................. 16.0% 13.1%  7.5%
     Japanese Yen.............................................  3.2%  2.8% 3.11%
     US$......................................................  8.1%  --    --
     ECU......................................................  6.5%  --    --
     CHF......................................................  3.5%  --    --
     DEM......................................................  5.5%  --    --

   Interest on short-term borrowings for 1999, and 2000 totalled GRD 301,441 and GRD 708,201 respectively. There was no interest in 1998 as the short term borrowings were obtained close to year end.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


15. Long-Term Debt

   Long-term debt consists of:

                                                             December 31,
                                                         ---------------------
                                                            1999       2000
                                                         ---------- ----------
   Senior Notes due 2007 (the "Notes") issued on August
    12, 1997. Interest on the Notes is paid semi-
    annually in February and August, commencing
    February 1, 1998, at a rate of 9% per annum. The
    Notes are redeemable, in whole or in part, at the
    option of the Company at any time on or after
    August 1, 2002.....................................  36,479,831 32,633,513
                                                         ========== ==========

   The Senior notes (the "Notes") issued in August 1997 at an aggregate face amount of $ 115,000 with maturity date on August 1, 2007 bear interest at a rate of 9% per annum, payable semi-annually on February 1 and August 1 each year, commencing on February 1, 1998.

   Interest expense for the years ended December 31, 1998, 1999 and 2000 totalled GRD 3,045,398 and GRD 3,197,972 and GRD 3,360,415 respectively, and is included in interest expense in the accompanying 1998, 1999 and 2000 consolidated statements of operations.

   On March 19, 1999 and March 25, 1999, the Company repurchased GRD 447 million ($1.5 million) and GRD 739 million ($2.4 million), respectively, of the Senior Notes, with accrued interest of GRD 17 million ($0.05 million) to the date of repurchase.

   On July 5, 2000, August 3, 2000 and October 10, 2000 the Company repurchased GRD 923 million ($2.785 million), GRD 5,077 million ($15.0 million) and GRD 1,082 million ($3.0 million) respectively of the Senior Notes, with accrued interest of GRD 157,224 ($0.44 million) to the date of repurchase.

   The early extinguishment of the Senior Notes resulted in the following:

                                                    Year ended December 31,
                                                    -------------------------
                                                       1999          2000
                                                    -----------  ------------
   Discount on prepayment of Senior Notes..........      36,890       452,955
   Write-off of related unamortised debt issuance
    costs..........................................     (55,809)     (244,844)
                                                    -----------  ------------
   (Charge) income.................................     (18,919)      208,111
                                                    ===========  ============

   The gain for the year ended December 31, 2000 has been recorded as an extraordinary item, net of tax of GRD 83,244.

   The indebtedness evidenced by the Senior Notes constitutes a general unsecured senior obligation of the Company and ranks pari passu in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indenture with respect to the Senior Notes contains certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers. Antenna is in compliance with the terms of the Indenture as at December 31, 1999 and 2000.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

16. Capital Lease Obligations

   The Company leases mainly broadcasting, transmission and printing equipment under capital leases which bear interest at average interest rates of 18.1%, 14.5% and 8.6%. Interest expense from capital leases was GRD 19,584, GRD 25,836 and GRD 98,006 in the years ended December 31, 1998, 1999 and 2000, respectively. Future obligations from the above leases are as follows:

                                                                        Total
                                                                      ---------
   2001..............................................................   307,972
   2002..............................................................   331,661
   2003..............................................................   184,505
   2004..............................................................   119,527
   2005..............................................................    92,690
   Thereafter........................................................    98,784
                                                                      ---------
                                                                      1,135,139
     Less: amount representing interest..............................  (221,928)
                                                                      ---------
                                                                        913,211
                                                                      =========

   The capital lease obligation is reflected on the consolidated balance sheets as of December 31, 1999 and 2000, as follows:

                                                                 December 31,
                                                               -----------------
                                                                 1999     2000
                                                               --------- -------
   Current portion............................................   385,856 307,972
   Long-term portion..........................................   704,971 605,239
                                                               --------- -------
                                                               1,090,827 913,211
                                                               ========= =======

   Trade accounts receivable relating to a magazine distributors secure the capital lease obligations relating to the printing equipment as at December 31, 1999 (see Note 4). From May 30, 2000 the capital lease obligations are guaranteed by two minority shareholders and the Company.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

17. Accrued Expenses and Other Current Liabilities

   The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

                                                                December 31,
                                                             -------------------
                                                               1999      2000
                                                             --------- ---------
   Value added tax..........................................       --    493,513
                                                             --------- ---------
   Taxes withheld:
     Payroll................................................   135,647   129,660
     Third parties..........................................    79,943    77,095
     Other..................................................   138,736   162,165
                                                             --------- ---------
                                                               354,326   368,920
                                                             ========= =========
   Broadcast license fee....................................   515,828   266,172
   Deferred revenue.........................................    93,623   129,133
   Other payables...........................................   547,079   900,781
   Social security funds payable............................   821,369   643,029
   Radio and television council fine........................    19,268       --
   Programming..............................................   249,864       --
   Other accruals........................................... 1,583,523 1,342,892
                                                             --------- ---------
                                                             4,184,880 4,144,440
                                                             ========= =========

18. Income Taxes

   The provision for income taxes reflected in the accompanying consolidated statements of operations is analyzed as follows:

                                                           December 31,
                                                   -----------------------------
                                                     1998      1999      2000
                                                   --------- --------- ---------
   Current........................................   178,536   190,214 2,238,990
   Deferred income taxes.......................... 1,906,380 4,380,122   772,410
                                                   --------- --------- ---------
   Provision for income taxes..................... 2,084,916 4,570,336 3,011,400
                                                   ========= ========= =========

   The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 40% in 1998, 1999 and 2000 to pre-tax income is summarized as follows:

                                                       December 31,
                                              --------------------------------
                                                1998       1999        2000
                                              ---------  ---------  ----------
   Tax provision at the statutory rate......  1,274,322  4,532,916   4,025,070
   Effect of change in tax rate.............   (103,810)       --          --
   Goodwill amortization....................        --       4,000      52,614
   Interest income..........................   (124,560)  (101,258)   (185,323)
   Disallowed prior period expenses and non-
    deductible general expenses.............    326,181    195,222     303,020
   Loss not subject to income tax, net......     21,206     52,456       9,307
   Change in valuation allowance............    691,577   (113,000) (1,193,288)
                                              ---------  ---------  ----------
   Provision for income taxes...............  2,084,916  4,570,336   3,011,400
                                              =========  =========  ==========

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

   The entities acquired in the Acquisitions have tax loss carry-forwards of approximately GRD 144,072 which expire in 2002.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


   The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets in 1999 and 2000 are summarized below:

                                                               December 31,
                                                           ---------------------
                                                              1999       2000
                                                           ----------  ---------
   Deferred tax liabilities
     Intangible and tangible assets.......................    200,000    169,600
     Programming costs....................................  4,250,918  5,346,841
     Reserves.............................................    430,348    685,707
     Reserves taxed in a special way......................    233,826    437,774
     Deferred charges.....................................    299,383    307,596
     Leased assets........................................    519,016    429,423
     Customer advances and accounts payable...............    528,673    497,334
     Other................................................     35,295    141,492
                                                           ----------  ---------
   Gross deferred tax liabilities.........................  6,497,459  8,015,767
                                                           ----------  ---------
   Deferred tax assets
     Property and equipment...............................     32,718    134,859
     Start up costs related to acquired entity............  1,134,659    853,758
     Long term liability..................................     17,600     17,600
     Long term lease liability............................    165,265    115,090
     Short-term lease liability...........................    130,962     97,056
     Long-term receivables................................  1,209,309    387,810
     Deferred revenue.....................................      5,000      2,200
     Accounts receivable..................................    555,788    577,122
     Employee retirement benefits.........................    208,333    216,417
     Other assets.........................................    407,126  1,097,790
     Marketable equity securities.........................        --   4,571,596
     Other provisions.....................................    233,532     95,132
     Accrued expenses and other...........................    329,413    425,596
     Net operating losses.................................     93,350     57,629
                                                           ----------  ---------
   Gross deferred tax assets..............................  4,523,055  8,649,655
                                                           ----------  ---------
   Less: valuation allowance.............................. (1,193,288)       --
                                                           ----------  ---------
   Net deferred tax (liability) asset..................... (3,167,692)   633,888
                                                           ==========  =========

   A valuation allowance as of December 31, 1999 had been provided on deferred tax assets which were not expected to fully reverse before its expiration. In addition, the entities acquired in the acquisitions had recorded a valuation allowance on deferred tax assets because management estimated that it was more likely than not that deferred tax assets would not fully reverse before its expiration.

   Long-term receivables at December 31, 1999 gave rise to a tax asset principally due to certain long-term agreements that had not satisfied all of the revenue recognition criteria of SFAS 53. Such agreements, however, were taxable by the local Greek authorities. During the year ended December 31, 2000 the conditions of SFAS 53 were satisfied as the Company received a cash payment and the valuation allowance related to the long term receivables was reversed.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


   Management believes that it is more likely than not that the results of future operations, will generate sufficient taxable income to realize the net deferred tax assets.

   The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                              December 31,
                                                          ---------------------
                                                             1999       2000
                                                          ----------  ---------
   Net current deferred tax (liability).................. (1,965,298)  (839,761)
                                                          ==========  =========
   Net non-current deferred tax (liability).............. (1,599,096)       --
                                                          ==========  =========
   Net non-current deferred tax asset....................    396,702  1,473,649
                                                          ==========  =========

19. Other Long-Term Liability

   Other long-term liability is analyzed as follows:

                                                              December 31,
                                                           --------------------
                                                              1999       2000
                                                           ----------  --------
   Other long-term liability..............................  1,535,599   559,483
   Less: current portion.................................. (1,003,116) (559,483)
                                                           ----------  --------
                                                              532,483       --
                                                           ==========  ========

   The Company has an outstanding balance due to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions due by July 31, 2001. This liability has been classified as short term as at December 31, 2000.

20. Employment Retirement Benefits

 State Pension

   The Company's employees are covered by one of several Greek State sponsored pension funds. Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension fund is responsible for paying the employees' retirement benefits. The Company's contributions to the pension fund in the years ended December 31, 1998, 1999 and 2000 have been recorded to expenses and were GRD 921,692, GRD 1,015,971 and GRD 1,553,981 respectively.

 Employee Retirement Benefits

   In accordance with Greek law, a lump sum payment is payable to employees upon their retirement or involuntary termination. The amount of compensation payable for involuntary termination is based on the number of years of service and the amount of remuneration at the date of termination. If the employees remain in the employment of the Company until normal retirement age, they are entitled to receive a lump sum payment which is equal to a minimum of 40% of the involuntary termination benefit, as defined above. As the Company has no plans to terminate a portion of its workforce, the accrual reflects the minimum amount payable on retirement. The amount charged to expense in the years ended December 31, 1998, 1999 and 2000 is GRD 54,692, GRD 56,000 and GRD 70,000
respectively.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

21. Share Capital

   The Company's share capital consists of the following:

                                                               December 31,
                                                            -------------------
                                                              1999      2000
                                                            --------- ---------
   Common shares, par value GRD 100 per share; authorized
    and issued 19,849,440 shares in 1999 and 2000.......... 1,984,944 1,984,944
                                                            --------- ---------
   Total common shares..................................... 1,984,944 1,984,944
                                                            ========= =========

   Effective September 1, 1998, three of the five shareholders of Antenna, Messrs. Sotirios Papadopoulos, George Xanthopoulos and Socrates Eliades, holding, in the aggregate, 12,409,386 shares of the Company (representing 74% of the outstanding capital stock of the Company) transferred 11,256,486 shares in the aggregate to three corporations--Globecast Holdings Limited ("Globecast"), Altavista Global Holdings Limited ("Altavista") and Praxis Global Investments Limited ("Praxis"). Each such corporation was established to hold such shares and acquired 3,752,162 shares of the Company (22.4% of the outstanding capital stock of the company). The outstanding shares of capital stock of Globecast are beneficially owned by Theodoros Kyriakou, Chief Executive Officer of the Company and a son of Minos Kyriakou, the Chairman of the Company. The outstanding shares of capital stock of Altavista and of Praxis are owned by two other members of the Kyriakou family, Xenophon Kyriakou and Athina Kyriakou. As a result of the foregoing, for accounting purposes, Antenna is controlled by a group of related shareholders (See Note 2).

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

22. Statutory, Tax Free and Other Reserves

   Statutory, tax free and other reserves are as follows:

                                                                December 31,
                                                             -------------------
                                                               1999      2000
                                                             --------- ---------
   Statutory reserve........................................   284,922   306,965
   Tax free reserves........................................ 1,229,567 1,229,567
   Reserves for income taxed at lower rates................. 1,162,874 1,273,134
   Reserve for non-taxable income...........................    81,485   201,891
                                                                93,757    93,757
   Special reserve.......................................... --------- ---------
                                                             2,852,605 3,105,314
                                                             ========= =========

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

 Tax Free and Other Reserves

   a) Under the provisions of Law 1828/1989 (Art. 22), corporations are allowed to set up a tax free reserve for which they are obliged to make productive investments of an amount equal to one hundred and thirty percent of the reserve within the three years (at least one third during the first year) following the year the respective reserve has been established. This reserve can be converted to share capital after the three-year period mentioned above. According to Greek tax regulations, no tax is due at the specified time this reserve is capitalized. In the case where the productive investments are not made within the time frame, the reserve is taxed and penalties are charged. The Company has not made the investment and has accrued for taxes and penalties. If upon completion of a tax audit such non-taxable reserves are disallowed, a reclassification would be required to remove such amounts from tax free reserves.

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

23. Other Revenue

   Other revenue included in the consolidated statements of operations are analyzed as follows:

                                                             December 31,
                                                       -------------------------
                                                        1998    1999     2000
                                                       ------- ------- ---------
   License and distribution fees......................     --      --  3,390,149
   Audiotex...........................................     --      --    823,239
   Telemarketing......................................     --    6,275   875,990
   Tuition fees....................................... 147,353 336,205   322,356
   Subscription fees..................................  55,023 294,506   194,426
   Other.............................................. 219,632 205,411   708,702
                                                       ------- ------- ---------
                                                       422,008 842,397 6,314,862
                                                       ======= ======= =========

   The license and distribution fees relate to the collection of fees for license and distribution rights sold to Latin America.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

24. Foreign Exchange (Losses) Gains

   Foreign exchange (losses) gains included in the consolidated statements of operations are analyzed as follows:

                                                      December 31,
                                            ----------------------------------
                                               1998        1999        2000
                                            ----------  ----------  ----------
   Realised loss on forward contract.......        --   (2,777,096)        --
   Foreign exchange (loss) gain on forward
    contract representing difference
    between balance sheet rate and forward
    rate (US$)............................. (2,464,000)  4,605,000         --
   Amortization of the premium on forward
    contract............................... (1,305,000)   (783,000)        --
   Mark to market adjustment on option.....   (253,597)   (441,719)        --
   Unrealized foreign exchange (loss) on
    Senior notes (US$).....................     52,670  (5,120,825) (3,000,781)
   Unrealized foreign exchange gains and
    losses on cash, receivables and
    payables denominated in foreign
    currencies (US$) and realized (losses)
    gains on transactions, net.............    (53,857)  2,544,551      16,369
                                            ----------  ----------  ----------
                                            (4,023,784) (1,973,089) (2,984,412)
                                            ==========  ==========  ==========

25. Other Income/(Expense)

                                                           December 31,
                                                     -------------------------
                                                     1998    1999       2000
                                                     ----- ---------  --------
   Start-up costs related to direct-to-home
    business.......................................    --   (682,588) (373,582)
   Charge related to early extinguishment of Senior
    Notes..........................................    --    (18,919)      --
   Income from sale of marketable securities.......    --  2,228,472       --
   Other, net......................................  9,851     2,080   (61,478)
                                                     ----- ---------  --------
                                                     9,851 1,529,045  (435,060)
                                                     ===== =========  ========

26. Dividends

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

   No dividends have been declared during 1999 and 2000. During 1998 dividends of GRD 1,000,000 were declared and paid.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

27. Derivative Financial Instruments

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

   Antenna was a party to an $87,000 forward contract with the Royal Bank of Scotland, to hedge elements of its currency exposure on a portion of the principal and interest payable of its US Dollar denominated debt. The term of the contract covered the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088,000, was being amortized over the term of the contract. Of this amount, GRD 1,305,000 was recognized for the year ended December 31, 1998 and GRD 783,000 for the year ended December 31, 1999. There was no amortization for the year ended December 31, 2000 as the forward contract expired on May 15, 1999. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) were offset by corresponding losses or gains on the forward contract's notional amount. The fair value of the foreign exchange contract (the amount payable to settle) as of December 31, 1998 was GRD 533,310.

 Options

   Antenna was a party to an option agreement with the Royal Bank of Scotland to sell $103,902 at a rate of 280 to the dollar in May 1999. The option had a maturity date that coincided with the maturity of the foreign exchange contract described above. The option had been recorded in the balance sheet at its market value and was marked to market each accounting period with the resulting gain or loss being reflected in the consolidated statements of operations. The mark to market adjustment of the option for the year ended December 31, 1999 was GRD 441,719. There was no mark to market adjustment of the option for the year ended December 31, 2000 because the option matured on May 15, 1999.

28. Financial Instruments

   The Company's financial instruments include cash and cash equivalents, accounts receivable, advances, short and long-term borrowings accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, short-term accounts receivable, advances and payables approximate their carrying value because of the short-term maturity of these instruments. The carrying value of receivables with maturities greater than one year have been discounted using a rate of 9%, which approximates the fair value. The Company's Senior Notes include a fixed interest rate of 9%; the fair value at December 31, 1999 has been calculated based upon bank-quoted market rates. The market rate at December 31, 1999 and 2000 was $104,406 and $84,416 as compared to the carrying value at December 31, 1999 and 2000 of $111,070 and $90,285, respectively.

   The Company's financial instruments also included foreign currency forwards and options. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

national securities exchange or in an over-the-counter market. In cases where quoted market prices are not available, fair value is based using present value or other valuation techniques.

29. Commitments

   In addition to long-term operating lease commitments for office, studio space and other equipment, the Company has entered into extended commitments integral to its operations.

   Amounts payable for commitments as of December 31, 2000 discussed below are:

                                                                     Office and
                                                                    Studio Space
                                                                    ------------
   2001............................................................  1,344,253
   2002............................................................  1,121,219
   2003............................................................  1,293,777
   2004............................................................  1,528,835
   2005............................................................    496,815
                                                                     ---------
     Total.........................................................  5,784,899
                                                                     =========

   The rental expense relating to long-term operating lease commitments for office and studio space amounted to GRD 850,810, GRD 880,571 and GRD 1,459,077 in 1998, 1999 and 2000, respectively.

   The Company has signed letters of guarantee for purchased licensed film and sports rights amounting to GRD 498,445 and GRD 2,577,590 as of December 31, 1999 and 2000, respectively.

30. Contingencies

   The Company is involved in various litigation in the normal course of business, with claims totalling approximately GRD 5,656,146. The Company has accrued GRD 254,525 as at December 31, 1998, GRD 203,270 as at December 31, 1999 and GRD 253,249 as at December 31, 2000 representing management's best estimate of the Company's probable liability in respect of such claims. The Company believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company's results of operations or financial position.

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

31. Segment and Geographic Information

   Effective at year end 1998, Antenna adopted Statement of Financial Accounting Standards No 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related information as the last quarter of 1998 was the first time that the Company had reportable segments resulting from the acquisitions of entities operating in different businesses. Prior to September 1998 the Company had one reportable segment.

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


   The Company's reportable segments are: Television, Radio, Pay Television, Publishing and Other. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segment are those assets that are used in the operations of that business. Sales are attributed to countries based on selling location. Intersegment sales are accounted for at fair value as if the sales were to third parties.

 Year ended December 31, 1998

                                                                     Elimination of
                                                                      related party
                                                   Pay              revenue/expenses/    Total
                          Television   Radio    Television  Other        assets       consolidated
                          ---------- ---------  ---------- -------  ----------------- ------------
Advertising revenue.....  28,685,478   602,462       --        --            --        29,287,940
Related party sales.....   2,898,777       --        --        --       (285,803)       2,612,974
Other revenue...........     219,632       --     55,024   147,352           --           422,008
                          ---------- ---------   -------   -------      --------       ----------
Total revenues..........  31,803,887   602,462    55,024   147,352      (285,803)      32,322,922
Depreciation and
 amortization...........     600,265    13,262    11,635     2,910           --           628,072
Amortization of
 programming costs......  12,383,100       --        --        --            --        12,383,100
Operating income........   9,916,590   160,755   (85,788)   71,072      (169,004)       9,893,625
Equity in net income of
 unconsolidated
 affiliate..............      20,986       --        --        --            --            20,986
Related party commission
 income.................     143,459       --        --        --            --           143,459
Interest expense
 (income), net..........   2,846,445     2,820     9,113       (47)          --         2,858,331
Foreign exchange losses
 (gains) net............   4,027,652    17,051   (20,902)      (17)          --         4,023,784
Other income (expense),
 net....................      21,280   (11,534)      --        105           --             9,851
                          ---------- ---------   -------   -------      --------       ----------
Income (loss) before
 tax....................   3,228,218  129, 350   (73,999)   71,241      (169,004)       3,185,806
Net income (loss).......   1,006,385    99,263   (73,999)   69,241           --         1,100,890
                          ========== =========   =======   =======      ========       ==========
Total assets (December
 31, 1998)..............  58,964,240 1,615,650   472,821   124,114      (936,528)      60,240,297
                          ========== =========   =======   =======      ========       ==========

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)

 Year ended December 31, 1999

                                                  Pay                           Intersegment     Total
                          Television   Radio   Television  Other   Publications elimination   consolidated
                          ---------- --------- ---------- -------  ------------ ------------  ------------
Advertising revenue.....  32,849,140 1,920,210       --       --      357,056           --     35,126,406
Related party sales.....   2,649,190    40,408       --       --      104,698      (788,746)    2,005,550
Publication revenue.....         --        --        --       --    1,805,768           --      1,805,768
Other revenue...........     201,248     4,163   294,506  336,205       6,275           --        842,397
                          ---------- ---------  --------  -------   ---------   -----------    ----------
Total revenues..........  35,699,578 1,964,781   294,506  336,205   2,273,797      (788,746)   39,780,121
Depreciation and
 amortization...........     611,642    42,823    35,799    6,767     155,530           --        852,561
Amortization of
 programming costs        12,095,871       --        --       --          --            --     12,095,871
Operating income........  13,637,351   511,974    68,378   30,683     445,235      (618,819)   14,074,802
                          ---------- ---------  --------  -------   ---------   -----------    ----------
Equity in net income in
 unconsolidated
 affiliate..............      24,680       --        --       --          --            --         24,680
Related party commission
 income.................     434,534       --        --       --          --            --        434,534
Interest expense, net...   2,408,284    96,903     4,211      (36)    190,202           --      2,699,564
Foreign exchange losses,
 net....................   1,613,678   163,918   195,306      187         --            --      1,973,089
Other income (expense),
 net (/1/)..............   1,460,613    11,474       --       --      (43,042)      100,000     1,529,045
Minority interest in
 profit of
 unconsolidated
 subsidiary, net........         --        --        --       --          --        (58,119)      (58,119)
                          ---------- ---------  --------  -------   ---------   -----------    ----------
Income (loss) before
 tax....................  11,535,216   262,627  (131,139)  30,532     153,872      (518,819)   11,332,289
Net income (loss).......   6,648,129   181,344  (131,139)  19,127     118,611       (74,119)    6,761,953
                          ========== =========  ========  =======   =========   ===========    ==========
Total assets
 (December 31, 1999)....  93,368,847 2,043,905   554,916  179,231   8,836,471   (13,363,886)   91,619,484
                          ========== =========  ========  =======   =========   ===========    ==========

--------
(1) Includes GRD 682,588 of start up costs related to direct-to-home business (see Note 25)

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


 Year ended December 31, 2000

                                                   Pay                             Intersegment     Total
                          Television    Radio   Television   Other    Publications elimination   consolidated
                          ----------  --------- ---------- ---------  ------------ ------------  ------------
Advertising revenue.....  35,324,724  1,911,776      --          --     2,354,200          --     39,590,700
Related party sales.....   2,314,890     85,877      --          --        52,954     (800,664)    1,653,057
Publication revenue.....         --         --       --          --     7,706,182          --      7,706,182
Other revenue...........   4,091,045      7,806  194,426   1,145,595      875,990          --      6,314,862
                          ----------  ---------  -------   ---------   ----------  -----------    ----------
Total revenues..........  41,730,659  2,005,459  194,426   1,145,595   10,989,326     (800,664)   55,264,801
Depreciation and
 amortization...........     856,236     44,466   35,898      77,633      404,616          --      1,418,849
Amortization of
 programming costs......  13,571,549        --       --          --           --           --     13,571,549
Operating income........  15,715,282    457,626  106,024     (73,255)     708,172      (90,254)   16,823,595
Equity in net income in
 unconsolidated
 affiliate..............       2,287        --       --          --           --           --          2,287
Related party commission
 income                       47,875        --       --          --           --           --         47,875
Interest expense, net...   2,646,217     83,585    5,070      (2,407)     653,234      (79,402)    3,306,297
Foreign exchange losses,
 net....................   2,860,059        --   124,223         --           130          --      2,984,412
Other income (expense),
 net (/1/)..............    (445,201)    25,566  (15,663)        238          --           --       (435,060)
Minority interest in
 profit of
 unconsolidated
 subsidiary, net........         --         --       --          --           --      (85,313)      (85,313)
                          ----------  ---------  -------   ---------   ----------  -----------    ----------
Income (loss) before
 tax....................   9,766,092    399,607  (23,268)    (70,612)      39,145      (48,289)   10,062,675
Extraordinary gain on
 repurchase of Senior
 Notes (net of income
 taxes of GRD 83,244         124,867        --       --          --           --           --        124,867
Net income (loss).......   6,545,451    620,764  (23,268)    (50,272)     131,756      (48,289)    7,176,142
                          ==========  =========  =======   =========   ==========  ===========    ==========
Total assets
 (December 31, 2000)....  92,921,116  2,443,982  380,613   1,221,459   14,375,144  (16,054,484)   95,287,830
                          ==========  =========  =======   =========   ==========  ===========    ==========

--------
(1) Includes GRD 375,582 of start up expenses related to the direct-to-home business. (see Note 25)

Capital expenditures

Information as to capital expenditures is as follows:

                                                             December 31,
                                                       -------------------------
                                                        1998    1999     2000
                                                       ------- ------- ---------
Television............................................ 396,556 567,110 2,054,442
Radio.................................................     --   16,960    71,864
Pay-television........................................     --      --        --
Publications..........................................     --  314,070 1,483,489
Other.................................................     --   17,487    78,095
                                                       ------- ------- ---------
                                                       396,556 915,627 3,687,890
                                                       ======= ======= =========

                                ANTENNA TV S.A.

   (In thousands of drachmae and U.S. dollars, except share data and exchange rates)


Geographic areas

Information about geographic areas is as follows:

                                                         December 31,
                                               ---------------------------------
                                                  1998       1999        2000
                                               ---------- ----------- ----------
Revenues:
Greece........................................ 30,393,515 37, 924,215 50,169,822
United States.................................    927,514   1,120,434    344,957
Australia.....................................    392,526     294,506    194,426
Cyprus........................................    542,080     440,966    538,641
Bulgaria......................................        --          --     626,806
Other.........................................     67,287         --   3,390,149
                                               ---------- ----------- ----------
                                               32,322,922  39,780,121 55,264,801
                                               ========== =========== ==========

Note: Revenues are attributed to countries based on location of customer

Long lived assets are analysed as follows:

                                                         December 31,
                                               ---------------------------------
                                                  1998       1999        2000
                                               ---------- ----------- ----------
Domestic......................................  9,446,787  12,424,105 17,770,795
International.................................    389,852     354,054    631,932
                                               ---------- ----------- ----------
Total.........................................  9,836,639  12,778,159 18,402,727
                                               ========== =========== ==========

32. Subsequent Events (unaudited)

   The MEAGA S.A. agreement as discussed under Note 2 has been conditionally cancelled on February 21, 2001.

   In February 2001, the Company commenced preparation for an additional debt financing, which is expected to be completed during the first half of 2001.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                   ANTENNA TV S.A.


                                   By:  /s/  Nikos Angelopoulos
                                        ---------------------------------------
                                        Name:   Nikos Angelopoulos
                                        Title:  Chief Financial Officer


Date:  March 14, 2001