Form 20-F
period 2001-12-31
ANTENNA TV SA
filed 2002-03-29
CIK 1047714

As filed with the Securities and Exchange Commission March 29, 2002.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

        [_]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934; or

        [X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001

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

                             KIFISSIAS AVENUE 10-12,
                                MAROUSSI 151 25,
                                 ATHENS, GREECE
                                 + 30-1-688-6100
 (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

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

                                      None

     As of March 27, 2002, the registrant had 19,849,440 shares of capital or common stock outstanding.

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

                                                     Yes [X]  No  [_]

     Indicate by check mark which financial statement item the registrant has elected to follow:

                                                 Item 17 [_]  Item 18 [X]

                                TABLE OF CONTENTS

                                                                            PAGE

PART I.........................................................................1
      Item 1.  Identity of Directors, Senior
               Management and Advisers.........................................1
      Item 2.  Offer Statistics and Expected Timetable.........................1
      Item 3.  Key Information.................................................2
      Item 4.  Information on the Company.....................................13
      Item 5.  Operating and Financial Review and Prospects...................43
      Item 6.  Directors, Senior Management and Employees.....................63
      Item 7.  Major Shareholders and Related Party Transactions..............68
      Item 8.  Financial Information..........................................68
      Item 9.  The Listing....................................................70
      Item 10. Additional Information.........................................71
      Item 11. Quantitative and Qualitative Disclosures
               about Market Risk..............................................87
      Item 12. Description of Securities other than
               Equity Securities..............................................90

PART II.......................................................................90
      Item 13. Defaults, Dividends, Arrearages and Delinquencies..............90
      Item 14. Material Modifications to the Right of
               Security Holder and Use of Proceeds............................90
      Item 15. Reserved.......................................................90
      Item 16. Reserved.......................................................90

PART III......................................................................90
      Item 17. Financial Statements...........................................90
      Item 18. Financial Statements...........................................90
      Item 19. Exhibits.......................................................90

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

                           ---------------------------

     We publish our consolidated financial statements in Greek drachmae. Unless we note otherwise, all amounts in this annual report are expressed in Greek drachma. For your convenience, unless otherwise indicated, this annual report contains translations of Greek drachma amounts into U.S. dollars at GRD 382.83 = $1.00. The translation of Greek drachma amounts is based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for Euro of Euro 1.1235 = $1.00, then translated based on the legal rate of exchange from Euros to drachmae of Euro1.00 = GRD 340.75. See "Exchange Rate Information" for historical information about exchange rates. You should not construe these translations as representations that the amounts referred to actually represent translated amounts or that you could convert these amounts into the translated currency at the rates indicated.

                           ---------------------------

     Except where we otherwise attribute market or market share data to another source, all market and market share data included in this annual report are our own estimates. These estimates are based upon our experience in the media industry and our familiarity with the relevant Greek markets. While we believe these estimates to be reliable, we have not verified them with independent sources.

                                      (ii)

                           FORWARD-LOOKING STATEMENTS

     The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in the forward-looking statements made in this annual report. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "will likely result," "are expected to," "will continue," "believe," "is anticipated," "estimated," "intends," "expects," "plans," "seek," "projection" and "outlook." These statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in these statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this annual report. Among the key factors that have a direct bearing on our results of operations are:

        o changes in economic cycles and general uncertainty primarily related to the terrorist attacks of September 11, 2001 in the United States and the impact on advertising expenditures;

        o our ability to successfully implement our growth and operating strategies;

        o competition from other broadcast companies, media and new technologies;

        o    fluctuation of exchange rates; and

        o    changes in the law and government regulations.

These and other factors are discussed under "Item 3. -- Key Information -- Risk Factors," "Item 5. -- Operating and Financial Review and Prospects" and elsewhere in this annual report.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3   KEY INFORMATION

A.       SELECTED HISTORICAL FINANCIAL DATA

     You should read the following selected consolidated financial data together with our consolidated financial statements, the notes to those financial statements and the information under "Item 5. -- Operating and Financial Review and Prospects." The selected consolidated financial data as of and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001 are derived from our audited financial statements. The financial statements as of December 31, 2000 and 2001 and the fiscal years ended December 31, 1999, 2000 and 2001 are included elsewhere in this annual report and have been audited by KPMG Kyriacou Certified Auditors SA, independent auditors.

                                                                FISCAL YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------------------
                                                1997       1998       1999        2000        2001        2001
                                                ----       ----       ----        ----        ----        ----
                                                (GRD)      (GRD)      (GRD)       (GRD)       (GRD)       ($)
                                                             (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Advertising revenue.....................       23,242    29,288      35,126      39,591      38,690      101.1
Related party revenue...................        2,317     2,613       2,006       1,653       1,971        5.1
Publication revenue.....................           --        --       1,806       7,706       6,952       18.2
Other revenue...........................          192       422         842       6,315       6,256       16.3
                                                  ---       ---         ---       -----       -----       ----
Total net revenue.......................       25,751    32,323      39,780      55,265      53,869      140.7
                                               ======    ======      ======      ======      ======      =====
Cost of sales...........................        5,394     5,392       7,976      16,254      21,570       56.4
Selling, general and administrative
     expenses...........................        3,716     4,026       4,780       7,197       9,539       24.9
Amortization of programming costs.......       12,434    12,383      12,096      13,572      14,907       38.9
Depreciation and amortization...........          494       628         853       1,419       2,637        6.9
                                                  ---       ---         ---       -----       -----        ---
Operating income........................        3,713     9,894      14,075      16,823       5,216       13.6
Interest (expense), net.................       (2,533)   (2,858)     (2,700)     (3,306)     (6,351)     (16.6)
Foreign exchange (losses), net(1).......         (698)   (4,024)     (1,973)     (2,984)     (1,718)      (4.5)
Equity in net income (loss) of
     unconsolidated affiliate...........           --        21          25           2          (2)        --
Related party commission income.........           --       143         434          48          --         --
Other income (expense), net(2)..........           19        10       1,529        (435)    (12,918)     (33.7)
Minority interest in profit of
     consolidated subsidiaries..........           --        --         (58)        (85)        485        1.3
                                                 ----    ------      ------      ------       -----       ----
Earnings (loss) before income taxes               501     3,186      11,332      10,063     (15,288)     (39.9)
(Provision) benefit for income
     taxes(1)(3)........................         (248)   (2,085)     (4,570)     (3,012)      4,824       12.6
                                                 ----    ------      ------      ------       -----       ----
Earnings (loss)   before extraordinary
     gain and change in accounting
     principle..........................          253     1,101       6,762       7,051     (10,464)     (27.3)
                                                  ---     -----       -----       -----     -------      -----
Extraordinary gain on repurchase of
     Senior Notes (net of income taxes
     of GRD 83 for the year ended
     December 31, 2000 and GRD 68 for
     the year ended December 31, 2001)             --        --          --         125         114        0.3
                                                 ----    ------      ------      ------       -----       ----
Cumulative effect of a change in
     accounting principle (net of
     income taxes of  GRD 118) (4)                 --        --          --          --        (197)      (0.5)
                                                 ====      ====       =====       =====      ======       ====
Net income (loss).......................          253     1,101       6,762       7,176     (10,547)     (27.5)
                                                 ====      ====       =====       =====      ======       ====
Basic and diluted earnings (loss) per
     share before extraordinary gain             15.1      65.6       354.4       355.2      (527.1)      (1.4)
                                                 ====      ====       =====       =====      ======       ====
Basic and diluted extraordinary gains
     per share..........................           --        --          --         6.3         5.7          0
                                                 ====      ====       =====       =====      ======       ====
Basic and diluted extraordinary earnings
     (loss) per share on repurchase of
     Senior Notes.......................           --        --          --          --        (9.9)         0
                                                 ====      ====       =====       =====      ======       ====
Basic and diluted earnings (loss) per
     share..............................         15.1      65.6       354.4       361.5      (531.3)      (1.4)
                                                 ====      ====       =====       =====      ======       ====


                                                                FISCAL YEAR ENDED DECEMBER 31,
                                                --------------------------------------------------------------
                                                1997       1998       1999        2000        2001        2001
                                                ----       ----       ----        ----        ----        ----
                                                (GRD)      (GRD)      (GRD)       (GRD)       (GRD)       ($)
                                                             (IN MILLIONS, EXCEPT PER SHARE DATA)

BALANCE SHEET DATA (AT PERIOD END)
Total assets............................       52,081    60,240      91,619      95,288     135,279      353.4
Net assets..............................        5,385    (6,484)     25,548      25,867      22,178       57.9
Share capital...........................        1,677     1,677       1,985       1,985       1,985        5.2
Long-term obligations (5)...............       32,718    32,963      37,185      33,239      81,433      212.7
Total debt(6)...........................       32,790    34,539      40,849      46,845      87,920      229.7

Shareholders' equity....................        5,385   (6,484)      25,548      25,867      22,178       57.9
OTHER DATA
EBITDA(7)...............................       16,641    22,905      27,024      31,814      22,760       59.5
EBITD(8)................................        4,207    10,522      14,928      18,242       7,854       20.5
Net cash provided by (used in)
     operating activities...............       (4,785)    2,684       4,334      (4,680)     (4,151)     (10.8)
Net cash (used in) investing activities          (240)     (365)    (12,037)    (24,629)     (8,101)     (21.2)
Net cash provided by (used in)
     financing activities...............       16,609    (2,500)     23,055       2,961      37,835       98.8
Cash dividends per share................           --      59.6          --          --          --         --


------------------------------------
(1) During 1998, the drachma appreciated against the U.S. dollar, which resulted in a foreign exchange loss on a forward contract for which no tax benefit has been recognized due to the uncertainty of the ultimate ability to realize such tax benefit. See Item 5.--Operating and Financial Review and Prospects--Quantitative and Qualitative Disclosures About Market Risk."
(2) Other income in 1999 resulted principally from the sale of marketable securities and other expenses related to start up costs related to direct-to-home television. Included in other income (expense) in 2001 is the write-down of the marketable equity securities representing an other-than-temporary loss amounting to GRD 12,741 million (see note 25 of the notes to the financial statements).
(3) During 2000, the conditions of SFAS 53 were satisfied with respect to certain license and distribution fees (as cash collections were received) and the valuation allowance established on the deferred tax asset relating to such fees was reversed.
(4) During the first quarter of 2001, we adopted AICPA Statement of Position 00-2 "Accounting by Producers or Distributors of Films". It requires advertising costs for television production to be expensed as incurred. It also requires certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs and all film costs to be classified on the balance sheet as non-current assets. We recorded a one-time after tax charge for the initial adoption of the standard of GRD 197 million. ($ 0.5 million).
(5) Long-term obligations include our senior notes due 2007 and our senior notes due 2008, long-term indebtedness and long-term obligations under capital leases.
(6) Total debt includes bank overdrafts and short-term borrowings, long-term indebtedness (including the current portion thereof) and long-term obligations under capital leases (including the current portion thereof).
(7) EBITDA represents earnings before interest expense (net), income taxes, depreciation and amortization, and amortization of programming costs, minority interests and non-operating income (expenses). Management believes that EBITDA is also a useful measure of operating performance. EBITDA does not represent cash flow from operations as defined by U.S. GAAP, is not necessarily indicative of cash flow available to fund all cash flow needs and should not be considered as an alternative to net income under U.S. GAAP for purposes of evaluating our results of operations.
(8) EBITD represents earnings before interest expense (net), income taxes and depreciation and amortization, minority interests and non-operating income (expenses). It is calculated after amortization of programming costs. Management believes that EBITD is a useful measure of operating performance because it is industry practice to evaluate operations based on operating income before interest and depreciation, which is generally equivalent to EBITD and EBITD is unaffected by the debt and equity structure of a company. EBITD does not represent cash flow from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income under U.S. GAAP for purposes of evaluating our results of operations.

EXCHANGE RATE INFORMATION

     The table below presents, for the periods indicated, the high and low exchange rates based, for the years 1997 to 2000, on the noon buying rate in the City of New York between the Greek drachmae and the U.S. dollar as certified by the Federal Reserve Bank of New York, expressed as drachmae per dollar. For 2001, the translation is based on the noon buying rate in the City of New York between the Euro and U.S. dollar, then translated based on the legal rate of exchange from Euro to drachmae of Euro 1.00=GRD 340.75.



                                                            YEAR ENDED DECEMBER 31,
                                                            -----------------------
                                                   1997      1998      1999      2000     2001
                                                   ----      ----      ----      ----     ----
U.S. Dollar
     High..................................      293.60    323.13    327.90    410.30    407.09
     Low...................................      244.60    276.60    282.25    320.10    357.38
     Average(1)............................      274.47    295.70    308.46    367.01    382.49
     Rate at end of period.................      284.02    279.90    327.90    362.95    382.83


------------------------------------

(1) The average of the noon buying rate on the last business day of each month during the applicable period.

     On March 27, 2002, the noon buying rate in the City of New York between the Euro and the U.S. dollar as certified by the Federal Reserve Bank of New York, expressed in dollars per Euro was Euro 1.00 equals $0.8726.

     Fluctuations in the exchange rate between the Euro and the U.S. dollar will affect the market price of the ADSs on the Nasdaq and the London Stock Exchange. Any fluctuations will also affect the U.S. dollar amounts received by owners of ADSs on conversion by the Depositary of cash dividends, if any, paid in Euros on the underlying shares.

B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.   RISK FACTORS

RISKS RELATING TO OUR OPERATIONS

OUR OPERATING RESULTS WILL DEPEND ON THE PREVAILING ECONOMIC CONDITIONS IN GREECE, INCLUDING THE RATE OF INFLATION

     We generate a significant portion of our revenues from the sale of advertising airtime. Historically, advertising in most forms of media, including television, has been correlated to general economic conditions. Since almost all of our business is conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In the past, the advertising market has shown above average growth as compared to growth in Greece's gross domestic product. There has been a decrease in advertising expenditures relative to comparable periods in prior years beginning in the fourth quarter of 2000 and, for 2002, we expect slightly negative or flat growth in advertising expenditures. Although we believe that advertising expenditures will grow over the medium to long-term, we cannot assure you that the Greek advertising market will grow at historical levels. Additionally, Greece has experienced high annual rates of inflation in the past. Although the rate of inflation has lessened in recent years, we cannot assure you that these lower levels of inflation will continue nor can we assure you that inflation will not adversely affect our business.

or a discussion of the impact of inflation on our business, see "Item 5.--Operating and Financial Review and Prospects--Inflation."

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

CURRENT AND FUTURE TECHNOLOGICAL DEVELOPMENTS WILL AFFECT COMPETITION WITHIN THE TELEVISION INDUSTRY

     Further advances in technology such as video compression, which would permit the same broadcast or cable channel or satellite transponder to carry multiple video and data services, and programming delivered through telephone lines or direct broadcast satellites, could result in lower entry barriers for new channels and an expanded field of competing services. In addition, the introduction of digital television, which can be transmitted by satellite, cable or a terrestrial network, could result in new competitors, particularly cable and satellite operators, for our current operations as well as those of NetMed N.V., the digital satellite television venture in which we have invested. Potential competitors may have substantially greater financial, marketing and other resources, and we cannot assure you that we will be able to compete effectively against our existing or future competitors. For a further discussion of our competitive position, see "Item 4. -- Information on the Company--Investment in New Media" and "--Competition."

SEASONALITY OF ADVERTISING EXPENDITURES COULD IMPACT OUR BUSINESS

     Our revenue reflects seasonal patterns of advertising expenditures, which is common in the broadcast industry. Advertising revenue, which in 2001 represented 71.8% of total net revenue, is usually lowest in the third quarter and highest in the fourth quarter. During 2001, 22.4% of our television advertising revenue was generated in the first quarter, 35% was generated in the second quarter, 12.7% was generated in the third quarter and 30% in the fourth quarter. Consequently, our business depends substantially on advertising revenue generated in the first, second and fourth quarters which represented 87.3% of our total television advertising revenue in 2001. Unsatisfactory revenue during these periods, particularly the fourth quarter, could harm our business. As a result of general market conditions and the September 11, 2001 terrorist attacks in the United States, our advertising revenue was down in the fourth quarter of 2001 relative to the fourth quarter of 2000. For a further discussion of our advertising revenues, see "Item 5.-- Operating and Financial Review and Prospects" and "Item 4. -- Information on the Company--Television Advertising--General."

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

BECAUSE OF THE ACCOUNTING POLICIES WE FOLLOW, WE COULD UNDERESTIMATE OUR REPORTING OF COSTS

     Effective January 1, 2001 the Company adopted AICPA statement of position No. 00-2, accounting by producers or distributors of films (SOP 00-2), which established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Typically, the majority of the revenue is earned in the initial few years following the release with declining residual revenues earned in subsequent periods. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation. As a result of the adoption of this standard in the first quarter of 2001, we recorded a one-time after tax charge for the initial adoption of the standard of GRD 197 million ($0.5 million). This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations for the year ended December 31, 2001. For a further discussion of SOP 00-2, see "Item 5.--Operating and Financial Review and Prospects."

WE ARE DEPENDENT ON A NUMBER OF KEY PERSONNEL AND CREATIVE TALENT

     Our performance depends largely on the efforts and abilities of senior management and other personnel, including our present officers. Our performance also depends on our ability to identify, attract and retain talent such as actors and directors. We also must be able to identify, attract and retain journalists, some of whom must work under life-threatening situations. The loss of the services of, or injury to, some of these individuals may harm our business. We generally have employment agreements with terms of three to five years with our key personnel, which contain non-competition provisions. We do not maintain key man life insurance policies on any of our personnel. For a further discussion of our talent and key personnel, see "Item 6.--Directors, Senior Management and Employees" and "Item 4.--Information on the Company--Business--Programming--Programming Produced by Antenna."

EXCHANGE RATE FLUCTUATIONS IMPACT OUR RESULTS

     Following the introduction of the Euro on January 1, 2002, we generate a significant proportion of our revenue in Euro. Our 9% senior notes due 2007 are denominated, and we are required to make all principal and interest payments, in dollars. Consequently, we are subject to significant foreign exchange risks. We have in the past, and may from time to time in the future, hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options. We have experienced net foreign exchange losses in the past and could experience them in the future if foreign exchange rates shift in excess of the risk covered by our hedging arrangements. For a discussion on the impact of changes in foreign exchange rates on our business, see "Item 5.--Operating and Financial Review and Prospects--Quantitative and Qualitative Disclosures About Market Risk."

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

RISKS RELATING TO DIGITAL SATELLITE TELEVISION AND THE INTERNET

AS WE EXPAND OUR NEW MEDIA OPERATIONS, WE ARE FACED WITH OPERATIONAL CHALLENGES

     We expect to expand our use of digital satellite television and the Internet as distribution channels for our programming and publishing content. Until recently, we have generally had no prior history of operations in these media. Further expansion of our existing broadcast operations into such new media could:

     o    divert the use of our resources and systems;

     o    require additional resources that might not be available;

     o    result in new or more intense competition;

     o require different marketing strategies or greater start-up expenditures than anticipated; or

     o otherwise fail to achieve anticipated results in a timely fashion, if at all.

We cannot assure you that we will be able to further expand our existing business into, or compete successfully in, any new media sector. Our ability to successfully manage our further expansion into new media will require continued enhancement of our operational, management and financial resources and controls. Our failure to manage effectively the expansion of our new media ventures could adversely harm our business.

THE DIGITAL SATELLITE TELEVISION SECTOR IN GREECE IS NEW AND UNDERDEVELOPED

     Potential demand for direct broadcast via satellite, and the degree to which any platform's service will meet that demand, cannot be estimated with certainty. Consequently, we cannot assure you that the NetMed platform, the digital satellite television platform in which we have invested, will achieve market acceptance or that there will be sufficient demand for direct broadcast satellite services to enable the NetMed platform to achieve significant revenues, cash flow or profits. Numerous factors beyond our control will affect the NetMed platform's ability to gain market acceptance. These include:

     o    general economic conditions;

     o the willingness of consumers to pay subscription fees to obtain digital broadcasts;

     o the cost, availability and consumer acceptance of the receiver systems;

     o    the marketing and pricing strategies of competitors;

     o    programming and content provided by our competitors; and

     o    the development of alternative technologies or services.

Further, if the satellite receiver technology of the NetMed platform's competitors becomes commonly accepted as the standard for satellite receivers in Greece, the NetMed platform would be at a significant technological disadvantage.


TO FUND OUR NEW MEDIA ACTIVITIES, WE EXPECT TO INCUR LOSSES

     As we expand further the use of digital satellite television and the Internet as distribution channels for our programming and publishing content, we expect to continue to incur losses from these operations over the short- and intermediate-term. We cannot assure you when, or to what extent, these operations will become profitable. Our success in achieving profitability in these new media is largely dependent upon effectively carrying out our digital satellite television and Internet strategy. If we are unable to achieve profitability, it may harm our business.

WE HAVE ENTERED THE DIGITAL SATELLITE TELEVISION MARKET WITH OTHER PARTNERS AND DO NOT HOLD A CONTROLLING INTEREST

     In October 2001, we acquired a 5% interest in NetMed N.V., the pay television platform of MIH Limited in Greece and Cyprus. In addition, we have the option to increase our stake to 15% within two years, following the closing. We do not hold a controlling interest in NetMed. We do not have the ability to control the management of that venture or to unilaterally implement strategies we deem necessary or desirable to achieve satisfactory operating or financial results. We do not exercise operational control over the venture and we cannot assure you that we are able to influence the strategic direction of the venture. We cannot assure you that NetMed will operate in a manner consistent with our interests, including the purchase and distribution of programming from our library.

THE ACCEPTANCE OF THE INTERNET AS A MEANS OF DELIVERY OF CONTENT REMAINS HIGHLY UNCERTAIN

     We have commenced Internet activities and we plan, over the medium-term, to expand our position in the Internet marketplace in Greece. The success of this element of our strategy will depend upon the expansion of the Internet, generally and in Greece, as a platform for communication and commerce. If the Internet does not continue to become a widespread communications medium and commercial marketplace, the demand for the delivery of our content via the Internet and other Internet-related services could be significantly reduced, and any future Internet-based features may not be commercially successful. Conversely, the Internet infrastructure may not be able to support the demands placed on it by continued growth. The Internet could lose its viability due to delays in the development or adoption of new equipment, standards and protocols to handle increased levels of Internet activity, security, reliability, cost, ease of use, accessibility and quality of service.

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

RISKS RELATING TO OUR INDEBTEDNESS

OUR INDEBTEDNESS IMPOSES LIMITATIONS ON OUR OPERATIONS

     At December 31, 2001, we had outstanding total debt of approximately GRD 87,920 million ($229.7 million) and total shareholders' equity of approximately GRD 22,178 million ($57.9 million). Our large amount of debt and our obligations to make principal and interest payments on our senior notes, our other indebtedness and any additional indebtedness, could have important consequences, including:

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

THE INDENTURES RELATING TO OUR SENIOR NOTES CONTAIN A NUMBER OF SIGNIFICANT COVENANTS

     The restrictions contained in the indentures relating to our senior notes limit our ability to, among other things:

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

IF WE COMPLY WITH THE REQUIREMENT UNDER GREEK CORPORATE LAW THAT WE PAY AN ANNUAL DIVIDEND WE MAY BE IN DEFAULT UNDER THE INDENTURE GOVERNING OUR SENIOR NOTES DUE 2007

     Greek corporate law requires that we pay an aggregate annual dividend equal to the greater of 6% of our paid in share capital or 35% of our net profits for the previous financial year. All such amounts are based on our Greek GAAP financial statements approved by our shareholders. The indenture governing our senior notes due 2007 restricts our ability to pay dividends to amounts tied to our net income or to proceeds of equity issuances, in either case, as measured under U.S. GAAP. As a result, we might be required under Greek corporate law to pay dividends even though under U.S. GAAP we do not have sufficient funds from which such dividends can be paid under the indenture. Were this to occur, we would either need to obtain a waiver of the required dividends (which would require the unanimous approval of our shareholders) or default under the indenture governing our senior notes due 2007. Any default under the indenture governing our senior notes due 2007 could harm our business.

RISKS RELATED TO THE OWNERSHIP OF OUR SHARES

OUR SHARE OWNERSHIP IS HIGHLY CONCENTRATED AND, AS A RESULT, OUR PRINCIPAL SHAREHOLDERS CONTROL OUR BUSINESS

     Five shareholders, including our founder and three shareholders controlled by members of his family, collectively own approximately 80 % of our ordinary shares and control our Board of Directors and all shareholders' decisions and determine our policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all or substantially all of our assets.

     In addition, the concentration of our ownership may have the effect of delaying, deterring or preventing a change in control. Under the indentures relating to our senior notes, upon a change of control, as defined in the indentures, each holder of senior notes has the right to require that we purchase its senior notes at a price equal to 101% of the principal amount of our senior notes, plus accrued and unpaid interest, if any, to the date of purchase.

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

ITEM 4.  INFORMATION ON THE COMPANY

                                    BUSINESS

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     Our legal name is Antenna TV societe anonyme. Our commercial name is Antenna TV. Our principal corporate offices are located at Kifissias Avenue 10-12, Maroussi 151 25, Athens, Greece and our telephone number is +30-10-688-6100. We were incorporated in 1989 under the laws of the Republic of Greece. Our Website is www.antenna.gr. Information on our Website is not incorporated by reference in this annual report.

     We are a leading media group in Greece. We own and operate Antenna TV, which is the leading television broadcast network and producer of television programming in Greece. We also own and operate a leading radio station, Antenna FM, and have a controlling interest in a publishing company, Daphne Communications. We have begun to use digital satellite television and the Internet as further distribution channels for our programming and publishing content and our brand. We intend to continue to take advantage of opportunities for cross-promotion and synergies across our media group, as well as through cooperative relationships with third parties. For example, we have a cooperation agreement with another Greek television broadcaster with a nationwide license, Makedonia TV, and a consulting agreement with another Greek radio station, Rythmos FM. In addition, in the fourth quarter of 2001, we acquired a 5% interest in NetMed N.V., the pay television platform of MIH Limited in Greece and Cyprus, and have the opportunity to increase our stake to 15% over the two years following the closing, at fair market value. In addition, we anticipate that during 2002, we will become a primary pay television provider for the NetMed platform.

     Antenna TV was founded by Mr. Minos Kyriakou, our current Chairman, and began operating in December 1989 shortly after the introduction of private commercial television in Greece. Among Greek television networks, Antenna has the leading position in terms of ratings and audience share and, we believe, the leading share of television advertising revenue. Our position has been achieved through emphasizing quality and innovative programming that appeals to a variety of audience segments representing a broad cross-section of the Greek population. Our network, as well as our programming, benefits from strong brand recognition. Antenna TV:

     o operates 24 hours a day, seven days a week through a network of approximately 500 transmission towers and relay stations located throughout Greece; and

     o provides television broadcasting services that reach over 99% of Greece's 3.2 million television households giving us access to an audience of approximately 11 million people.

     We have positioned ourselves as a provider of high quality innovative television programs and as the authoritative voice in Greece for news and current affairs programs. We produce a significant proportion of our own programming. For example, we are the only Greek network to consistently produce two of our own daily soap operas, which are among the most popular television programs in Greece. This enables us to respond effectively to the viewing tastes of our target audiences and to control costs through test marketing pilot programs. This strategy is designed to maximize audience share and ratings. In 2001, based on hours of broadcast, we produced approximately:

     o    65 % of our weekly, prime time programming (9:00 p.m.-11:00 p.m.); and

     o    77 % of programming aired between 7:00 a.m. and 1:00 a.m.

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

     During 1999, as part of our strategy of expanding into media-related businesses, we acquired Antenna FM and a controlling interest in Daphne Communications. In February 2000, we entered into a cooperation agreement with Makedonia TV, one of the other six Greek commercial TV broadcasters with a nationwide license, under which we advise on staffing, scheduling, broadcasting and advertising sales. We also acquired an option to acquire a 51% interest in Makedonia TV, when and if such acquisition is allowed under applicable law. In August 2000, we acquired interests in two Bulgarian media businesses, including the leading private television network in Bulgaria and a radio station. Also in August 2000, we entered into a consulting agreement with Rythmos FM, effective June 1, 2000, to provide expertise in production, advertising sales, promotion and financial activities.

     During 2001 we:

     o    acquired a controlling interest in Blues Hall EPE (51%), a music hall;

     o    commenced Internet related services;

     o became a 75% shareholder in newly established music recording company, Heaven Music S.A.;

     o acquired a 5% interest in NetMed N.V., the pay television platform of MIH Limited in Greece and Cyprus, and have the opportunity to increase our stake to 15% over the two years following the closing, at fair market value; and

     o became a 100% shareholder in a newly established company, Antenna Pay TV Ltd., which owns 100% of Antenna Gold Ltd. (a channel to be included on the NetMed platform).

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

     o seek to maximize advertising revenue by broadcasting and producing programming that appeals to a variety of audience segments and targeting viewers that are most attractive to advertisers; and

     o seek growth opportunities through selective acquisitions and cooperation arrangements such as our cooperation agreement with Makedonia TV.

LEVERAGE OUR LEADING POSITION IN THE PRODUCTION OF GREEK LANGUAGE TELEVISUAL CONTENT

     We are one of the leading producers of Greek language media content. We intend to continue to develop and leverage that content across our multiple distribution channels. In furtherance of this strategy, we intend to:

     o continue to make investments in programming to build up our programming library. We intend to exploit this library through the airing of reruns (many of which are fully amortized) and the distribution and syndication of broadcast rights to third parties;

     o continue to convert our production facilities and our content to digital as part of our cost containment efforts and as part of our efforts to develop thematic channels for digital satellite television and other media;

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

BROADEN OUR PRESENCE IN OTHER MEDIA-RELATED BUSINESSES SUCH AS RADIO AND PUBLISHING

     We own Antenna FM and have a 51% interest in Daphne. Our radio and publishing operations allow us to capitalize on our relationships with advertisers and derive synergies and cost savings from cross-promotions, brand strengthening and merged advertising sales forces. We intend to reinforce our position as a leading participant in the radio sector in terms of both ratings and advertising share. We also intend, through collaboration with existing stations (such as Rythmos FM) and new stations in Greece, to explore opportunities arising from industry consolidation.

     Over the next several years, we plan to launch or acquire additional magazine titles to complement the 12 magazine titles published by Daphne. We expect that many of these will cover subject matter tied to our proposed Internet portals and digital theme channels. We continually monitor the performance of our magazine titles and may, in the future, suspend certain titles if they fail to generate sufficient advertising revenues.

EXPAND OUR USE OF DIGITAL SATELLITE TELEVISION AND THE INTERNET AS DISTRIBUTION CHANNELS FOR OUR CONTENT AND OUR BRAND

     We intend to capitalize on our market leadership as an advertising medium and producer, owner and broadcaster of programming, and our strong brand identity, to further expand our distribution of content. We will continue to focus on creating digital thematic channels for distribution through the NetMed platform.

     We also intend to consolidate and expand our position as the leading Greek language content provider in order to enhance the usage of the Internet in Greece and become a major participant in the Greek Internet market. Furthermore, we will seek to deliver the content produced across the group -- in television, radio and publishing -- and provide the access to our content through a variety of Internet access platforms, including personal computers, cellular telephones and digital television.

     We are leveraging our relationships with strategic partners such as Cosmote, Stet Hellas and Vodafon/Panafon, each a Greek cellular telephone service provider, to make our content available to all Greek cellular telephone subscribers. Over the next two to three years, we intend to establish a broad-based portal to provide news, entertainment, city guides and search engines, as well as sites for auctions, shopping malls and other vertical thematic areas. We have already established and operate our corporate site, as well as the portal for BIG BROTHER in Greece, which provides an interactive experience, pioneering in the Greek market, with live video and audio streaming.

PURSUE COMPLEMENTARY BUSINESS OPPORTUNITIES

     In addition to the sale of broadcast rights of our own programming, we also seek to generate incremental revenue through infomercials, audiotext programming, home shopping sales and merchandising, which are promoted during dead time. Our merchandising operations include a co-branded Visa(R) credit card issued by the Commercial Bank of Greece, one of the largest banks in Greece, sales of our popular programming, series and sporting events on video and sales of merchandise bearing our logo.

     In the third quarter of 2001, we became a 75% shareholder in a newly established music company, Heaven Music S.A, extending our presence in the music industry as part of our content creation strategy. We will also seek to take advantage of opportunities that may present themselves, if and when media and other regulated sectors are further liberalized.

REINFORCE OUR POSITION OUTSIDE GREECE AND FURTHER EXPAND GEOGRAPHICALLY IN THE BALKAN COUNTRIES

     Approximately five million Greeks live outside Greece, compared to 11 million in Greece. We will continue to seek to strengthen our presence in the United States, where we currently distribute programming through Antenna Satellite, and Australia, where we currently distribute programming through Pacific Broadcast, and enter new markets with high concentrations of Greek-speaking audiences. Over the next two years, we expect to distribute programming to Greek speaking audiences elsewhere in Europe, including Germany, Belgium and the United Kingdom, and in South Africa. We intend to sell programming to neighboring countries, particularly countries in the Balkan region, whose populations share cultural and other similarities with Greeks and have experienced an influx of investment by Greek companies, including a number of our principal advertisers. We own interests in two Bulgarian media businesses: Nova Television, a private television network in Bulgaria, and a radio station, Radio Express.

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

     o    Tempo (formerly New Channel) (launched in April 1990);

     o    Star Channel (launched in September 1993);

     o    Alpha (formerly Skai TV) (launched in October 1993);

     o    Makedonia TV (launched in April 1994); and

     o    Alter (formerly Channel 5) (launched in November 1994).

     In addition, a number of small local stations broadcast without regulatory approval, but are not considered to have a significant impact on the national or regional advertising market. Government efforts to close down such stations have been undertaken and are continuing. In 2001, the ten national television broadcasters ranked by AGB Hellas (or AGB), a subsidiary of AGB Group International, an Italian company, accounted for approximately 90.2 % of the audience share and 99.6 % of the television advertising expenditures in Greece.

     NetMed Hellas, an indirect subsidiary of MIH Ltd. (and a subsidiary of NetMed N.V.), currently offers terrestrial subscription television services through a contractual arrangement with ERT. In October 1999, this arrangement was extended until the licenses for the provision of terrestrial subscription television services are granted in accordance with a new subscription television broadcast law. NetMed Hellas submitted an application for such a license on February 1, 2000. In December 1999, NetMed Hellas also launched a digital satellite subscription service in Greece, named Nova. In October 2001, we acquired a 5% interest in NetMed N.V. and, we anticipate that during 2002, we will become a primary pay television provider to the NetMed platform.

     In addition, several international programmers, such as CNN, Euronews, Eurosport/TV5 Europe and RIK, currently have their programming retransmitted in Greece by ERT. We believe that these broadcasts have a negligible impact on the national advertising market.

GREEK TELEVISION ADVERTISING MARKET

     There are approximately 11 million people and approximately 3.2 million television households in Greece. Daily viewing time in Greece has increased significantly since the introduction of private commercial television broadcasting in 1989. In 2001, Greek daily viewing time was 220 minutes, compared to 131 minutes in 1990. This increase was primarily the result of higher quality programming and greater programming variety.

     The Greek advertising industry, and television advertising in particular, has grown significantly in recent years. Greek television net advertising expenditures have experienced approximately 11.8 % average annual real growth since 1989, approximately 8.6 % since 1997, reaching approximately GRD 101.4 billion ($264.9 million) in 2001. This growth was due primarily to the privatization of Greek television, where increased average television viewing time was driven by the higher quality and greater variety of programming.

     Beginning in the fourth quarter of 2000, there has been a decrease in advertising expenditures relative to comparable periods in prior years. For 2002, we expect slightly negative or flat growth in advertising expenditures. However, we continue to believe that advertising expenditures will grow over the medium to long-term, although at a more moderate pace, as a result of several factors, including:

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

     Television advertising in Greece accounts for a significant proportion of total display advertising (GRD 163.5 billion ($427.1 million) in 2001). We estimate that the proportion of net Greek advertising, other than outdoor advertising, which we believe is immaterial, represented by television advertising in 2001 was approximately 62%, as compared to approximately 43% in 1989. In contrast, for 2001 we estimate that the proportion of Greek advertising represented by magazine advertisements was approximately 19%, newspaper advertisements was approximately 12% and advertisements aired over radio was approximately 7%. Regulatory changes that took effect at the beginning of 1996 caused television broadcasters to cease offering free advertising. These regulatory changes did not affect other media. See "--Television Advertising-Advertising Share." Consequently, the reported 1997 and 1998 advertising figures for television advertising, on the one hand, and other media, on the other, are not fully comparable. The proportion of advertising in Greece represented by television advertising is one of the highest in the EU.

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

     The table below presents a breakdown of our own programming and of acquired programming for 2000 and 2001 aired between 7:00 a.m. and 1:00 a.m.:

                                                                          2000                      2001
                                                                 ----------------------    -----------------------
                                                                  YEARLY                    YEARLY
                                                                   HOURS                     HOURS
                                                                 BROADCAST   PERCENTAGE    BROADCAST    PERCENTAGE
                                                                 ---------   ----------    ---------    ----------
OWN PROGRAMMING:
TYPE OF PROGRAM
News.......................................................         903         15.6%         877          16,2%
Talk shows and current affairs.............................       1,323         22.9          946          17,5
Greek prime time dramas, situation comedies and soap operas       1,132         19.6        1,289          23,8
Sports programs and live sporting events...................          87          1.5           68           1,3
Variety shows..............................................         700         12.1          869          16,1
Game shows.................................................         116          2.0           71           1,3
Other......................................................         170          3.0          292           5.4
                                                                    ---          ---          ---           ---
     Total own programming.................................       4,431         76.7%       4,412          81.6%
                                                                  -----         ----        -----          ----
ACQUIRED PROGRAMMING:
TYPE OF PROGRAM
Foreign series.............................................         429          7.4%         262           4,8%
Children's programming.....................................         276          4.8          260           4,8
Foreign movies.............................................         243          4.2          254           4,7
Other......................................................           9          0.2           13           0,2
Greek movies...............................................         388          6.7          206           3.8
                                                                    ---          ---          ---           ---

     Total acquired programming............................       1,345         23.3%         995          18.4%
                                                                  -----         ----          ---          ----

         Total.............................................       5,776        100.0%       5,407         100.0%
                                                                  =====        =====        =====         =====

     During the past few years, we have invested significantly in the development of our programming library. The programming library represents approximately 43,564 hours of owned programming and approximately 125,000 hours of acquired programming (primarily from our exclusive 6 year contract with Twentieth Century Fox Television Limited). We continue to derive revenue from the airing of this programming, either through reruns or the distribution and syndication of this programming outside Greece. As of December 31, 2001, 60% of our total programming library was fully amortized.

PROGRAMMING PRODUCED BY ANTENNA

     We produce a variety of programs including news programs, talk shows and current affairs programs, dramas, situation comedies, soap operas, sports programs, variety shows and game shows. In 2001, we produced all of our ten most highly rated, regularly scheduled programs.

     Approximately 77 % of the programs we produce are produced directly at our own facilities with the balance produced under contract with third-party production companies that provide us with production facilities and equipment. In both cases, we use our own employees or hire part-time personnel, including screenwriters, actors, producers and directors, for most of our production needs. Sub-contracting with third-party production companies provides us with additional production facilities when needed. This reduces the fixed cost base, which would be required to maintain additional production facilities that may not be fully utilized on a daily basis. The majority of programming produced at our own facilities consists of news, current affairs and talk shows that are broadcast live, and soap operas and variety shows. Programming produced under contract includes dramas, situation comedies and game shows.

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

     As one of the largest news gathering organizations in Greece, we maintain 30 newsgathering (ENG) crews in Athens, and approximately 26 in other major cities in Greece, as part of our news gathering operation. We can rapidly deploy additional ENG crews in response to particularly newsworthy events. We also have exclusively contracted news correspondents stationed in London, Brussels, Moscow, New York, Washington, D.C., Sydney, Bonn, Rome, Istanbul, Sophia, Tokyo and Nicosia, and a network of 35 correspondents throughout Greece, including 14 reporters at our Thessaloniki premises and studios.

     We are centralizing our news gathering operations across our radio and television operations, with the expectation of distributing news products through other outlets including our Internet and digital satellite television initiatives. We expect that this will result in greater cost savings, greater efficiencies and increased ability to attract talent.

     We are a member of the European Association of Private Television (ACT), a European Union lobbying organization representing Europe's leading private television networks. We are also a founding member and the only Greek partner of ENEX, an organization established for the gathering and exchange of news among Europe's leading private television networks. ENEX, whose members include ITV
(UK), TF1 (France), RTL/CLT (Luxembourg), SAT1 (Germany), Telecinco (Spain) and Fininvest (Italy), is the private commercial counterpart to the European Broadcast Union, which performs similar news-gathering and exchange functions for state-owned networks in Europe. Membership helps us contain the cost of news production. We have two satellite newsgathering vans. We intend to strengthen existing arrangements with leading networks such as CBS, CNN, APTN, Reuters and other international media companies.

     TALK SHOWS AND CURRENT AFFAIRS. We provide commentary on various contemporary topics through our live talk shows and current affairs programs. Talk shows include the highly rated daily morning talk show KALIMERA ELLADA (GOOD MORNING GREECE), which holds the record for daytime audience share and ratings.

Current affairs programs include two week night talks shows, ME TA MATIA TIS ELLIS (WITH ELLI'S EYES), and KOKKINO PANI (RED CLOTHES) both of which focus on social issues and current domestic and international issues. The weekend program also includes two other talk shows, STUDIO ME THEA (STUDIO WITH VIEW), which focuses on political issues and other current domestic affairs and 2000-2004 which focuses on issues regarding the preparations for the Athens Olympic Games. These talk shows are hosted by two well-known TV journalists.

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

     GREEK PRIME-TIME DRAMAS, SITUATION COMEDIES, COMEDY PROGRAMS AND SOAP OPERAS. We produce a variety of weekly drama series, a number of situation comedies and three weekly comedy programs, AMAN TA KATHARMATA (AMAN THE BUSTARTS) and THE SEFERLY HILLS SHOW, which are satires of current events popular among young adults. We also produce a weekly entertainment show, MPAM
(BOOM), the show's host organizes and executes practical jokes on famous personalities. We currently produce two Greek soap operas, the highly rated KALIMERA ZOE (NEW LIFE) and LAMPSI (REACHING FOR THE LIGHT). These two daily soap operas are produced at our two largest studios. We film two episodes daily on eight-hour shifts, typically with 500 half-hour episodes being produced each year. Our soap operas have consistently been among Greece's 20 highest rated television shows.

     SPORTS PROGRAMS AND LIVE SPORTING EVENTS. We air a variety of sporting events, such as basketball games and track and field events. During 2002, we have the rights to broadcast seven events of the Golden League, a worldwide track and field competition under the auspices of the International Amateur Athletic Federation (IAAF). We also have the exclusive rights, until August 2002, to broadcast the games of the Greek Basketball Cup plus the home games of the Greek men's national basketball team (14 games).

     GAME SHOWS. We air THISAUROFILAKIO (THE VAULT), a daily international game show. We also air SUPER GAME, a daily, three-minute live game show in which viewers compete for prizes, which is produced in cooperation with Audiotex.

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

ACQUIRED PROGRAMMING

     We purchase programming, consisting principally of content produced in the United States, from approximately 54 suppliers, including MGM/UA, Paramount, Fox, Columbia TriStar, Warner Brothers, ABC, NBC and CBS. Our acquired programming includes Greek and foreign feature films, television series, children's programming, game show formats and CBS news broadcasts.

     In March 2001, we entered into an agreement with Endemol Entertainment International BV to broadcast BIG BROTHER in Greece and Cyprus. The broadcasting of BIG BROTHER in Greece and Cyprus commenced on September 10, 2001 and ended on December 31, 2001and each broadcast had a consistently high audience share. The agreement also provides for related television, merchandising and e-commerce rights. Subsequent to year-end, we entered into a second agreement with Endemol to air BIG BROTHER 2. Broadcasts of BIG BROTHER 2 commenced on March 2, 2002 and run until June 30, 2002.

     In March 2001, we entered into an agreement with Twentieth Century Fox Television Limited, which provides us with a six year exclusive right, in Greece, to purchase and broadcast films and television programming from the Fox library, as well as to purchase and broadcast new Fox productions.

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

     o    weekday afternoons (2:00 p.m.-5:00 p.m.);

     o    weekday evenings (5:00 p.m.-9:00 p.m.);

     o    weekday prime time (9:00 p.m.-11:00 p.m.);

     o    weekday late evenings (11:00 p.m.-1:00 a.m.); and

     o    weekends.

     The table below presents the weekday programming for the 2001 mid-season:

         TIME                          NAME                                      PROGRAM TYPE
7:00 a.m. - 10:00 a.m.   KALIMERA ELLADA (GOOD MORNING     A live, current-affairs morning magazine, hosted by a
                         GREECE)                           well-known journalist
10:00 a.m. - 11:00 a.m.  PROINOS KAFES (MORNING COFFEE)    A live, morning variety show
11:00 a.m. - 11:05 a.m.  NEWS                              Headlines
11:05 a.m. - 1:10 p.m.   PROINOS KAFES (MORNING COFFEE)    A live, morning variety show
1:10 p.m. - 1:15 p.m.    SUPER GAME                        Live game show, produced in cooperation with Audiotex


         TIME                          NAME                                      PROGRAM TYPE
1:15 p.m. - 2:00 p.m.                                      Reruns of Greek situation comedies
2:00 p.m. - 2:50 p.m.    NEWS                              National and international news, special reports, sports
                                                           and weather
2:50 p.m. - 3:00 p.m.    HRIMA & HRIMATISTIRIO             Stock market news
3:00 p.m. - 4:00 p.m.                                      Reruns of Greek situation comedies
4:00 p.m. - 4:05 p.m.    SUPER GAME                        Live game show, produced in cooperation with Audiotex
4:05 p.m. - 4:55 p.m.                                      Reruns of Greek Situation comedies
4:55 p.m. - 5:00 p.m.    SUPER GAME                        Live game show, produced in cooperation with Audiotex
5:00 p.m. - 5:45p.m.     KALIMERA ZOE (NEW LIFE)           Daily Greek soap opera
5:45 p.m. - 6:00 p.m.    NEWS                              Headlines
6:00 p.m. - 6:45 p.m.    Thisavrofilakio (THE VAULT)       An internationally popular TV game show
6:45 p.m. - 7:30 p.m.    LAMPSI (REACHING FOR THE LIGHT)   Daily Greek soap opera
7:30 p.m. - 9:00 p.m.    NEWS                              National and international news, special reports, sports
                                                           and weather
9:00 p.m. - 12:00 a.m.   PRIME TIME SERIES                 Late night programming includes Greek situation
                                                           comedies, Greek dramas (first runs and reruns), Greek
                                                           movies, foreign movies and series, talk shows, comedy
                                                           and entertainment programs and live sporting events
                                                           coverage and a one-minute news bulletin
12:00 a.m.-12:10 a.m.    NEWS                              National and international news, special reports, sports
                                                           and weather
12:10 a.m.-12:15 a.m.    HRIMA & HRIMATISTIRIO             Stock market news
12:15 a.m.-1:30 a.m.     LATE NIGHT PROGRAMMING            Continuation of prime time programming, or foreign
                                                           series and films


     Between 1:00 a.m. and 7:00 a.m., we principally broadcast infomercial productions, public domain foreign movies and reruns. Between 6:00 a.m. and 6:30 a.m., we air reruns of Greek series. Between 6:45 a.m. and 7:00 a.m., we broadcast children's programming and closed-captioned news for the hearing impaired.

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

RATINGS AND AUDIENCE SHARE

     Audience survey data are used by television broadcasters and advertisers to determine how many and what type of viewers watch a particular program. The principal supplier of audience survey data in Greece is AGB, which covers ten national television networks in Greece. AGB conducts its operations by using "people meters" to record the television preferences of viewers. A "people meter" is a small computer attached to the television set that records channels watched and family members keyed in, as viewing television during any particular time period, along with other statistics that are useful for both television broadcasters and advertisers. As of December 2001, the AGB sample size is 1200 households (an estimated 3500 individuals), a sample size considered to be consistent relative to that used in other countries.

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

     Since 1997, we have had the leading market share among Greek television broadcasters, reflecting our success in attracting talent and our success in television marketing. The table below presents our average share of audience, generally and during prime time only (9:00 p.m.-11:00 p.m. weekly), as compared to our principal national competitors for the periods indicated:

                                                                                  AVERAGE AUDIENCE SHARE
                                      AVERAGE AUDIENCE SHARE                          FOR PRIME TIME
                              ----------------------------------------    ---------------------------------------
NETWORK                       1997     1998    1999     2000     2001     1997    1998     1999     2000     2001
-------                       ----     ----    ----     ----     ----     ----    ----     ----     ----     ----
Antenna.............          22.9%    23.8%   23.0%    21.8%    22.9 %   22.4%   24.1%    26.5%    23.1%    24.7%
Mega Channel........          21.0     20.9    20.5     21.2     21.3     24.9    26.3     23.5     23.0     23.0
ET1 and NET.........           8.2     10.0     9.5     10.6      9.5      9.6    11.1      9.9     11.4     10.6
Alpha...............          15.9     14.5    16.7     15.8     14.6     16.1    14.2     14.3     13.1     12.7
Star Channel........          14.3     13.7    13.7     13.7     12.7     13.3    12.1     12.9     14.2     11.4
Other(1)............          17.7     17.1    16.6     16.9     19.0     13.7    12.2     13.0     15.2     17.6
                              ----     ----    ----     ----     ----     ----    ----     ----     ----     ----
Total                        100.0%   100.0%  100.0%   100.0%   100.0%   100.0%  100.0%   100.0%   100.0%   100.0%
                             =====    =====   =====    =====    =====    =====   =====    =====    =====    =====

--------------------------
(1)  Includes VCRs, satellite, Tempo, Makedonia TV, ET3 and Alter.

     The table below presents our average ratings figures, generally and during prime time only (9:00 p.m.-11:00 p.m. weekly), as compared to our principal national competitors for the periods indicated:

                                          AVERAGE RATINGS                      AVERAGE RATING FOR PRIME TIME
                              ---------------------------------------     ---------------------------------------
NETWORK                       1997    1998     1999     2000     2001     1997    1998     1999     2000     2001
-------                       ----    ----     ----     ----     ----     ----    ----     ----     ----     ----
Antenna                       3.4%     3.6%    3.6%     3.3%     3.5%     7.5%     8.3%    9.1%     7.2%     8.1%
Mega Channel......            3.1      3.2     3.2      3.2      3.3      8.3      9.1     8.1%     7.2      7.5
ET1 and NET.......            1.3      1.5     1.5      1.5      1.4      3.2      3.9     3.4%     3.6      3.5
Alpha                         2.3      2.2     2.6      2.4      2.2      5.4      4.9     4.9%     4.1      4.1
Star Channel......            2.1      2.1     2.2      2.0      1.9      4.5      4.2     4.4%     4.5      3.7

TELEVISION ADVERTISING

GENERAL

     Substantially all of our revenue is derived from the sale of national advertising. During 2001, approximately 61.4 % of our total net revenue came from national broadcast television advertisements. Sales are made for advertising over a specific period of time. We have approximately 190 separate advertising rates ranging from GRD 1,200 ($3.1) to GRD 300,000 ($783.6) per second, which we set monthly. In setting advertising rates, which are tied to specific programs, we consider, among other factors, the rating of the program during which advertisements will run and the likely impact of rate increases on advertising volume. The highest prices for advertisements that we broadcast are for certain prime time series and for talk shows, soap operas, special events and movies, which are aired during both prime time and non-prime time. Advertising prices tend to be higher during the peak viewing months of April through June and October through December than during the late summer months when many Greeks are on vacation. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law (see "--Regulation"). These rebates are negotiated at the time such advertising arrangements are made.

     We sell advertising time to a broad and diverse group of advertisers. Of the revenue derived from advertising in 2001, approximately 90.3% was generated through advertising agencies representing multiple advertisers. The balance was generated directly from individual advertisers that negotiate their own advertising arrangements and are not represented by advertising agencies. In 2001, our top 10 advertisers accounted for approximately 25.3% of our gross advertising revenue. In the same year, our top 50 advertisers accounted for approximately 61.8% of our gross advertising revenue. No single advertiser accounted for 9.7 % or more of our 2001 gross advertising revenue. The table below presents the percentages of our advertising revenue generated by particular sectors during 1999, 2000 and 2001:

             SECTOR                         1999         2000          2001
--------------------------------------      ----         ----          ----
Food and drink.........................     22.7%        21.5%         23.7%
Personal care and household............     13.2         14.2          14.2
Automobiles............................      8.8         11.0           9.9
Alcoholic beverages....................      7.4          7.2           6.2
Cosmetics..............................      4.9          5.8           5.5
Government.............................      7.5          6.0           5.2
Electronics............................      4.3          5.1           4.8
Services...............................      0.7          0.9           0.6
Toys...................................      1.1          1.6           1.4
Paper products.........................      1.3          0.4           0.3
Other..................................     28.1         26.3          28.2
                                            ----         ----          ----
     Total.............................    100.0%       100.0%        100.0%
                                           =====        =====         =====

     Unilever, Procter & Gamble, Fage (a Greek dairy company), United Distillers & Vinters, Delta (a Greek dairy company), Germanos (an electronic importer and retailer), Nestle, Cosmote, Coca Cola Hellas and Panafon/Vodafon were our top 10 largest advertisers in 2001, accounting collectively for approximately 25.3 % of our gross advertising revenue during 2001.

     We currently sell only a portion of our available advertising time. In addition, we use a variety of means to utilize unsold advertising time in all time periods, commonly referred to as "dead time," to improve our operating results and cash flow. See "--Other Sources of Revenue." The table below presents, for 1999, 2000 and 2001, our estimate of total available advertising time sold during prime time, during viewing hours of 7:00 a.m. to 1:00 a.m., and total available advertising time sold, each measured in terms of time sold to advertising clients and time sold to advertising clients together with dead time allocated to audiotext, infomercials and home shopping:

                                                                                            MEASURED BY TIME
                                                                                          SOLD TO ADVERTISING
                                                                                            CLIENTS TOGETHER
                                                                                        WITH DEAD TIME ALLOCATED
                                                         MEASURED BY TIME SOLD         TO AUDIOTEX, INFOMERCIALS
                                                         TO ADVERTISING CLIENTS            AND HOME SHOPPING
                                                         ----------------------            -----------------
                     TIME SLOT                         1999       2000      2001      1999       2000      2001
                     ---------                         ----       ----      ----      ----       ----      ----
Prime time (9:00 p.m. to 11:00 p.m.).............      81.4%      89.6%     85.0%     96.8%      99.0%     99.9%
7:00 a.m. to 1:00 a.m............................      62.5       67.3      69.0      80.6       84.4      87.8
Total available advertising time.................      50.6       54.2      57.1      74.8       79.9      82.7

     We currently use our own 40-persons sales force to sell advertising time. Recently, we strengthened our advertising sales team with the addition of five new members, including a new head of sales and marketing who is responsible for all sales of advertising and marketing across our media group. Our sales and marketing department is responsible for the sale of advertising time together with general coordination with advertising agencies, collecting information on audience ratings, developing new products and most importantly, fostering and enhancing relationships with our existing and potential clients. We seek to enhance our relationships with, and advertising revenue from, our clients by broadcasting programming, which appeals to a variety of audience segments representing a broad cross-section of the Greek population. We place particular emphasis on attracting viewers from demographic groups that are most attractive to those clients. Our sales force endeavors to be responsive and flexible and to operate with the highest standards of client service.

     We also enter into barter sales arrangements (advertising in exchange for goods, services and other assets) with other media companies such as newspapers, radio stations and magazines, and with equipment suppliers and service providers such as insurance companies and advertising agencies. For 2001, barter sales represented 0.3% of our total net revenue.

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

     Clients generally are invoiced for advertising the day after advertisements are aired. Established clients generally pay either in cash, due within 30 days after the end of the month, or by credit with either a post-dated check or a supporting bank guarantee (within six months after the end of the month of the invoice). New and smaller advertisers generally pay in advance or on credit with a supporting bank guaranty.

ADVERTISING SHARE

     We have had the leading share of net advertising expenditures among Greek television broadcasters since 1991. The table below presents our estimates of the proportionate shares of advertising revenue for 1997 through to 2001:

                                          ADVERTISING REVENUE(1)
                                          ----------------------
                               1997       1998      1999       2000       2001
                               ----       ----      ----       ----       ----
Antenna.....................   36.8%      38.0%     36.5%      34.8%       35.5%
Mega Channel................   36.0       36.0      35.7       34.0        33.6
ET1 and NET.................    3.5        4.5       3.5        5.4         3.8
Alpha.......................    5.9        5.5       9.0        9.4         9.9
Star Channel................   16.1       14.0      13.1       14.1        13.3
Other.......................    1.7        2.0       2.2        2.3         3.9
                              -----      -----     -----      -----       -----
     Total..................  100.0%     100.0%    100.0%     100.0%      100.0%

-------------------
(1) Our estimate of net advertising revenue based on public filings made by broadcasters with Greek tax authorities disclosing actual advertising rates, published annual statutory results (for years before 2001) and other sources. Regulatory changes that took effect at the beginning of 1996 had the effect of eliminating the use of free advertising by subjecting the value thereof, as disclosed to the Greek tax authorities, to tax and limited incentive rebates to a maximum of 9.9% of the cost of the airtime purchased. These regulatory changes did not affect other media and consequently, newspapers and other media may continue to offer free advertising and to benefit from free advertising offered to them. See "--Regulation."

DISTRIBUTION OF PROGRAMMING

     A key element of our growth strategy is to build and capitalize on our programming library for broadcast in Greece and distribution internationally to reach the approximately five million Greeks outside of Greece. This strategy enables us to derive revenue generally from fully amortized programming through the airing of reruns and the distribution and syndication of our own programming. Our programming library consists of approximately 43,564 hours of our own programming, including approximately 12,476 hours of news and approximately 31,088 hours of other programming, including talk shows, variety shows, game shows, sports programming and other programming. Owned programming from the library is also sold for broadcast to Greek-speaking audiences in Cyprus, the United States, Canada and Australia, with sales expected in Germany, the United Kingdom, Belgium and South Africa. We also license programming from our library to other broadcasters in countries neighboring Greece, particularly the Balkan countries, whose populations share cultural and other similarities with Greeks. In addition, we have 125,000 hours of acquired programming (primarily from our exclusive 6 year contract with Twentieth Century Fox Television Limited) which we have the rights to air in Greece within specified time periods. Our acquired programming library currently includes 39,000 hours of foreign films, 55,000 hours of 60-minute series, 17,000 hours of children's programming and 14,000 hours of 30-minute series. Since 1995, we have derived revenues from providing programming to Antenna Cyprus. Antenna Cyprus, which was launched in June 1993, is one of five free-to-air television broadcasters operating in the Greek language in Cyprus. Antenna Cyprus operates from 7:00 a.m. to 3:00 a.m. weekdays and 8:15 a.m. to 3:00 a.m. weekends. We provide approximately 45% of Antenna Cyprus' programming. See "Item 5.--Operating and Financial Review and Prospects" and "Item 7B.--Related Party Transactions."

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

     Since 1997, we have derived revenues from programming and distribution agreements with Pacific Broadcast. We used a portion of the proceeds of our initial public offering to acquire from a company affiliated with our Chairman, Mr. Minos Kyriakou, through 100% indirect share ownership, a 100% interest in Pacific Broadcast. See "Related Party Transactions." Pacific Broadcast was established in May 1997, and has a 50% interest in a joint venture, which rebroadcasts our programming in Australia. The joint venture receives such programming via satellite transmission. The other 50% interest in the joint venture is held by an unrelated third party. Pacific Broadcast is responsible for providing the joint venture with programming, which it obtains primarily from us, and bears 30% of the transmission costs for the programming. The joint venture partner provides promotion, marketing and subscriber services and bears 70% of the transmission costs. The joint venture distributes programming in Australia through Optus Vision and Foxtel, the two leading Australian cable companies, and distributes programming via direct-to-home satellite through Foxtel. The two partners each receive 50% of the revenues of the joint venture. See "Item 5.--Operating and Financial Review and Prospects" and "Item 7B.--Related Party Transactions."

     We have a cooperation agreement with Makedonia TV, one of the six other Greek commercial TV broadcasters with a nationwide license, under which we, in return for an annual fee based on Makedonia TV's revenues, advise on staffing, scheduling, broadcasting and advertising sales, thus leveraging our skills in these areas. We also license programming from our library to Makedonia TV. In February 2000, we also advanced GRD 3 billion ($7.8 million) in exchange for the right to acquire a controlling interest in Makedonia TV. This right gives us, or third parties nominated by us, the ability to acquire a 51% interest in Makedonia TV from its three shareholders for a total consideration equal to the advance payment. We may acquire this interest within the next year, which term may be extended, if and when Greek law permits a broadcaster, its shareholders or both, to own or control two licensed free-to-air television broadcast companies, otherwise we may nominate third parties to exercise this option on our behalf, or be refunded all amounts paid, plus accrued interest.

     We have interests in three Bulgarian media companies, including a 100% interest in Nova Television, a 100% interest in Multimex and a 100% interest in a Bulgarian radio station (the final 1% of which was acquired in the third quarter of 2001). Nova Television, established in 1995, was the first, private television network in Bulgaria. Nova is a free-to-air television network that produces and broadcasts television programming. In November 2000, Nova was awarded a 15-year nationwide license. In the second quarter of 2001, however, as a result of an action of a third party against the Bulgarian government, an administrative court in Bulgaria declared this license void because the Bulgarian government did not follow certain procedures when the license was issued. We continue to expect that either the Bulgarian government will reissue the license to Nova Television in compliance with appropriate procedures or that a new competition for this license will be undertaken and that Nova Television will participate in that competition. In the interim, Nova Television will continue to operate as a regional television station with 60% area coverage with downward adjustments in its cost structure.

     To further the distribution of our programming, we would consider acquiring interests in broadcasters in other neighboring countries if attractive opportunities were to present themselves and if such acquisitions were permitted under applicable law.

RADIO

     We own 99.97% of the capital stock of Antenna Radio, which operates Antenna FM (97.1 FM). Antenna Radio was established in 1988 as one of the first commercial radio operators in Greece. Antenna Radio serves the greater Athens area, operating 24 hours a day, seven days a week. The station targets audiences aged 25 and over with a combination news/talk and music format. Programming includes local, national and international news, weather, traffic and sports, and commentary, analysis, discussion, interviews, call-ins and information shows. Antenna Radio's primary source of revenue is the sale of advertising airtime. Antenna Radio has positioned itself as the authoritative voice in radio news coverage in Greece. Radio stations in Greece are required to operate on a regional basis and there are no private commercial radio stations operating nationally. Antenna Radio sells national advertising based on its arrangements with local broadcasters throughout Greece extending its coverage to approximately 70% of Greece. Antenna Radio also cooperates with Voice of America in its news gathering and dissemination efforts. See "Item 7B.--Related Party Transactions."

     We estimate that, of the 15 radio stations monitored by Media Services in 2001, Antenna Radio had the third highest gross advertising share for that year. Antenna Radio's share was 13%, as compared to 17.4% for Skai, which has a format similar to Antenna Radio. In terms of ratings for news radio stations operating in the greater Athens area, we had an 9.8% share, the second highest rating in 2001, compared to a 14.3% share for Skai.

     Antenna Radio has a consulting agreement, with Rythmos FM, a Greek radio station that targets young audiences as well as educated professionals. Under this agreement, Antenna Radio provides Rythmos FM with expertise in production, advertising sales and promotion. Antenna Radio also advises on the format, development, direction and timing of programming for Rythmos FM and provides content such as music, news information, sports results and entertainment updates. In addition, our marketing, sales and programming staffs advise Rythmos FM on how best to target key demographics to better maximize advertising revenues. We receive fees equal to 55% of the gross revenues of Rythmos FM generated during a ten year period commencing June 1, 2000 and rental income from Rythmos FM's use of our technical equipment. See "Item 7B.--Related Party Transactions."

     We have a 100% interest in Radio Express, a Bulgarian radio station Radio Express broadcasts to 12 major cities in Bulgaria, including Sofia. It has news, music and information format, targeting 18-44 year olds.

PUBLISHING

     We have a 51% interest in Daphne, a Greek publishing company. Daphne publishes a wide variety of Greek magazines focusing on subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. Daphne also owns a printing business, which prints books, magazines, pamphlets and other publications for fees from third parties. The majority of Daphne's revenues are derived from circulation fees with the balance represented primarily by advertising fees and printing fees from third parties. Our expansion into publishing has provided synergies in advertising sales, cross-promotion and support services.

NEW MEDIA MARKETS

     In addition to strengthening our position in the terrestrial television and radio broadcast markets, we intend to expand our use of digital satellite television and the Internet as distribution channels for our content.

DIGITAL SATELLITE TELEVISION

     In October 2001, we acquired a 5% interest in NetMed, the pay television platform of MIH Limited in Greece and Cyprus, for approximately $12.3 million and have the option to increase our stake to 15% within the two years following the closing, at fair market value the date that the option is exercised. In addition, we anticipate that during 2002, we will become a primary pay television program provider to the NetMed platform. In connection with our investment in NetMed, we entered into a channel distribution agreement with MultiChoice Hellas, a subsidiary of NetMed. The channel distribution agreement with NetMed entitles us to receive a fee in respect of each subscriber, as defined in the agreement. Our management believes this investment will provide us with three important benefits. It will:

     o allow us to participate significantly in the expected growth of multi-channel television in Greece, which would minimize the potential competitive impact of such services on our existing terrestrial television operations;

     o give us a natural outlet for our extensive Greek-language programming library and brands through the sale of programming to the platform; and

     o    provide us with an outlet for Internet-related services.

     Pursuant to the channel distribution agreement, we have agreed to license to NetMed in Greece and Cyprus certain television channels via pay television systems for a period of 5 years. Initially, we will license a twenty four hour television channel called "Antenna Gold". We anticipate that Antenna Gold will be launched during 2002. The provision of Antenna Gold is conditioned on MultiChoice Hellas obtaining such consents, clearances and licenses as are necessary in order to distribute the channel in Greece and Cyprus. We will receive a fee in respect of each subscriber, as defined in the channel distribution agreement. We will also be entitled to 100% of all revenue derived from the sale of advertising and sponsorships on Antenna Gold.

     In October 2001, we concluded an agreement with MutliChoice Hellas under which we assigned the right to distribute BIG BROTHER to MultiChoice Hellas through a channel on the Nova bouquet. The right expired on December 31, 2001. We will receive a fee per new digital subscriber during the term of the agreement.

     For a discussion of the risks related to our intended entry into digital satellite television, see "Item 3.--Key Information--Risk Factors--Risks relating to digital satellite television and the Internet."

INTERNET

     We have an agreement with Cosmote, a mobile telephone company and a subsidiary of Hellenic Telecommunications Organization (OTE), to offer content for mobile-based value added services. Under the agreement, we provide infotainment services, such as news information, sports results and horoscopes, to Cosmote's subscribers. Our Internet network will deliver content to end-users via Cosmote's Smart Messaging System. We have also signed a memorandum of understanding to offer additional content such as news alerts and message services (with subscriber voting capabilities) concerning Big Brother.

     In January 2001, we entered into an agreement with Stet Hellas, a subsidiary of Telestet, an Italian telecommunications company, to deliver content to Stet Hellas' mobile phone subscribers using wireless application protocol services. We have also entered into an agreement to offer content, such as news alerts and message services (with subscriber voting capabilities) concerning Big Brother, to Stet Hellas' mobile phone subscribers using Stet Hellas' Smart Messaging System.

     In October 2001, we entered into an agreement with Vodafon/Panafon, a mobile telephone company, to deliver content, such as news alerts and message services (with subscriber voting capabilities) concerning Big Brother, to their mobile phone subscribers using Smart Messaging System services.

OTHER SOURCES OF REVENUE

     In addition to our principal sources of revenue, we also generate revenue from various other sources. These include audiotext and infomercials, which are promoted during dead time.

AUDIOTEXT

     We are a party to two exclusive contracts with our subsidiary, Audiotex, one of the market leaders in its sector. Under these contracts, in return for a royalty based on a percentage of revenue, we provide consulting and production services and air advertisements (known as audiotext) with telephone numbers which viewers may call to participate in quizzes or cast votes (some of which have the effect of promoting us) or to obtain horoscopes, weather forecasts or general information such as detailed news or national exam results.

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

TRAINING CENTER FOR JOURNALISTS AND OTHER MEDIA PERSONNEL

     We own one of the leading training centers for journalists and other media personnel in Greece. The Antenna Training Center, which was founded in 1991 and is owned by Antenna Spoudastiki, a company which was indirectly owned by members of the Kyriakou family, provides courses of study for journalists, sound technicians, cameramen, public relations personnel, sales and marketing personnel and costume and clothing designers. Journalists, sound technicians and cameramen follow a two-year course of study, public relations personnel follow a one-year course of study and costume and clothing designers can pursue a two-year program. The training center has arrangements with several institutions of higher education outside of Greece, including the London School of Journalism and the University of Indianapolis, permitting students to continue their studies toward a bachelor's degree.

     We believe that the training center assists us in training and attracting qualified talent. To date, a number of graduates from the training center have joined us in a variety of positions from on-air personalities to sound technicians and cameramen.

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

     o produce and sell music records and compact discs by popular recording artists.

     o    derive revenue from ticket sales from our newly acquired music hall.

COMPETITION

TELEVISION

     We compete for advertising revenue principally with Mega Channel and, to a lesser extent, with the other national private commercial networks operating in Greece, including Star Channel, Alpha (formerly Skai TV), Tempo (formerly New Channel), Makedonia TV, Alter 5 (formerly TV5), the subscription channels operated by NetMed Hellas and the three government-run channels (ET1, NET (formerly ET2) and ET3) that occasionally air commercial advertisements and with other advertising media, such as radio, newspapers and magazines and outdoor advertising. There are currently no subscription cable services operating in Greece. The table below presents, as of December 31, 2001, the household penetration and the hours of daily transmission of the state-owned networks and our principal competitors among the private broadcasting networks:

                                               HOUSEHOLD       DAILY HOURS
               NETWORK/CHANNEL               PENETRATION      TRANSMISSION
----------------------------------------     -----------      ------------
State Owned
     ET1.................................        100%              24
     NET.................................         99               24
     ET3.................................         90               17
Private
     Antenna.............................        100               24
     Mega Channel........................        100               24
     Alpha...............................         92               24
     Star Channel........................         97               24

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

     NetMed Hellas (a subsidiary of NetMed N.V.), the only subscription Television Company in Greece, began operations in October 1994. NetMed's analog service provides three channels operating on two frequencies that offer a broad array of entertainment, including exclusive first-run movies, sports and children's programming. In July 1999, NetMed received a license from the Greek government that grants its subsidiary, Multichoice Hellas, the right to provide pay radio and television services via satellite. In December 1999, NetMed launched a digital satellite subscription service offering the Greek audience a bouquet of 30 channels, including two major movie channels, two major sports channels and a variety of thematic and free TV channels. NetMed Hellas holds the exclusive rights to broadcast games of the Greek Soccer Championship, the Greek Soccer Cup, and the Greek Basketball Championship, the two most popular sports in the country. NetMed currently broadcasts each week two live matches from the Greek Soccer Championship. NetMed Hellas has a contract with the Greek Basketball League under which it will televise exclusive and live two live matches and two delayed matches each week. In the fourth quarter of 2001, we acquired a 5% interest in NetMed N.V.

     Certain satellite television programming is rebroadcast terrestrially within Greece. ERT, for example, retransmits CNN, MTV, Euronews / Eurosport, TV5 Europe and RIK.

     Greece currently has no cable television infrastructure. The Hellenic Telecommunications Organization announced plans to develop a broadband network to modernize telephony services and support satellite and cable television, and other multimedia services. Hellenic Telecommunications also announced plans to provide multi-channel television, home banking and shopping and other interactive services. Satellite and cable television services may be provided by the Hellenic Telecommunications Organization in partnership with a third-party service provider. To date, construction of the network has not commenced.

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

PUBLISHING

     Daphne competes for circulation and advertising revenue with other magazine publishers and other print media. Daphne's principal competitors, Lambrakis Press, Limberis Publications, Imako Media Net Group, Pegasus Publishing and Attikes Ekdoseis, each publish magazines with similar subject matter and target audiences as the 12 titles published by Daphne. Daphne also competes for revenue with other advertising media, such as television, newspapers, radio and outdoor advertising, and expects to compete with other sources of entertainment to the extent they reduce magazine readership levels.

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

     PROGRAMMING CONTENT FOR SUBSCRIPTION TELEVISION BROADCASTS

     If a license holder transmits more than an aggregate of 120 hours of programming per day across all of its broadcast channels, it must dedicate 10% of its broadcast time to the State, up to a maximum of 24 hours per day. If a license holder broadcasts more than an aggregate of 240 hours of programming per day across all of its broadcast channels, for at least one year, it must allocate at least 10% of available airtime to new entrants.

     At least 25% per month of total airtime must represent programming in the Greek language. During the first year of operations, at least 30% of non-Greek programming must be dubbed or subtitled, with the percentage increasing each following year by 5%, up to a maximum of 50%. In calculating these requirements, broadcasts of exclusively musical content are excluded from total airtime. At least 25% of yearly total airtime broadcast must represent works produced in the EU, which percentage increases 5% each year up to a maximum of 45%. At least 10% of total yearly airtime must represent independent works.

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

C.   ORGANIZATIONAL STRUCTURE

     As of March 27, 2002, the following are were our significant subsidiaries, their jurisdiction of incorporation and the percentage of shares that we hold in these subsidiaries:

     o    Nova Televizia S.A. (Bulgaria) 100%

     o    Radio Express S.A. (Bulgaria) 100%

     o    Part Time Simvouleftiki S.A. (Greece) 100%

     o    Antenna Spoudastiki EPE (Greece) 100%

     o    Pacific Broadcast Distribution Ltd. (Liberia) 100%

     o    Audiotex S.A. (Greece) 100%

     o    Daphne Communications S.A. (Greece) 51%

     o    Radiotileoptikes Epihirisis S.A. (Greece) (Antenna Radio) 99.97%

     o    Blues Hall EPE (Ltd) (Greece) 51%

     o    Antenna Internet S.A. (Greece) 99.99%

     o    Heaven Music S.A (Greece) 75%

     o    Antenna Pay TV Limited (Cyprus) 100%

     o    Antenna Gold Limited (Cyprus) 100%

D.   PROPERTY, PLANT AND EQUIPMENT

PROPERTIES

     Our properties consist primarily of broadcasting, production, warehouse, publication and office facilities, most of which are located in the Athens metropolitan area. Our principal office and nearby studio, where we produce and air our daily talk shows and current affairs programs, contain approximately 4,100 square meters of leased office and studio space. We operate four additional leased studios in Athens aggregating approximately 2,500 square meters, supporting studio space of approximately 2,050 square meters. All of these studios have both production and on-air capabilities with fiber optic and microwave links to our principal office facilities.

     We own 32,629 square meters of land in a northern suburb of Athens, where we intend to relocate our offices and production facilities. A portion of the land (6,000 square meters) was purchased directly from the owner, and the balance was acquired indirectly through our acquisition of Part Time S.A. (now Part Time Simvouleftiki S.A.). We also own office and studio space of approximately 1,656 square meters in Thessaloniki, in northern Greece.

     During 2001, we commenced preparation of the construction plan for our new offices and production facilities. We expect construction of our new offices and production facilities to commence in 2002 and to be completed by the end of 2004.

     We own approximately 150 transmission facilities (towers and relay stations), which provide coverage to approximately 99% of Greek households. In addition, we make use of approximately 350 additional transmission facilities (typically provided by local municipalities) to enhance reception in other more remote areas of Greece. During 2001, we installed 10 new transmitters of various sizes (1, 5 and 10 KW ) and upgraded some of our existing ones. Our private and state-run competitors generally operate separate transmission facilities. We use satellite relay facilities to reduce the costs of operating our terrestrial relay facilities. We continue to explore opportunities to make use of our transmission towers for telecommunication services provided by third parties.

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

GENERAL

     We derive a substantial portion of our revenue from the sale of television advertising time. Total advertising revenue made up 71.8% of total net revenue in 2001. In 1999, we began reporting revenue from publishing due to our acquisition of our interest in Daphne Communications S.A. (or Daphne), which for the year ended December 31, 2001 represented 12.9% of total net revenue. Other and related party revenue represented 15.3% of total net revenue for the year ended December 31, 2001.

     Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (12.7% of total net television advertising revenue in 2001), and usually at its highest level during the fourth fiscal quarter (30% of total net television advertising revenue in 2001) or the second fiscal quarter (35% of the total net television advertising revenue in 2001). Due in large part to the overall decrease in advertising expenditures in the International, European and Greek markets, our total advertising revenue was down 2.3% in 2001 relative to of 2000. For 2002, we expect advertising revenue to either decrease slightly or remain flat.

     In November 2000, Nova Television was awarded a 15-year nationwide license. In the second quarter of 2001, however, as a result of an action of a third party against Bulgarian government, an administrative court in Bulgaria declared this license void because the Bulgarian government did not follow certain procedures when the license was issued. We continue to expect that either the Bulgarian government will reissue the license to Nova Television in compliance with appropriate procedures or that a new competition for this license will be undertaken and that Nova Television will participate in that competition. In the interim, Nova Television will continue to operate as a regional television station with 60% area coverage with downward adjustments in its cost structure.

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

  MULTINATIONAL ADVERTISERS                 NATIONAL ADVERTISERS
  o  Procter & Gamble               o   The Hellenic Telecommunications
                                        Organization (OTE)

  o  Unilever                       o   Stet Hellas, a Greek mobile
                                        telecommunications company

  o  Estee Lauder (Group Sarantis)  o   Cosmote Hellas, a Greek mobile
                                        telecommunications
                                        company
  o  Coca-Cola Hellas
                                    o   Fage and Delta, Greek dairy companies
  o  Vodafon/Panafon, a mobile
     telecommunications company

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

     While we sell a significant portion of our available television advertising time, we do not sell all of it. In 2001 we sold approximately 99.9% of total available advertising time during prime time broadcasts and approximately 82.7% of total available advertising time, including dead time allocated to audiotext, our magazines, infomercials and home shopping. See "Item 4.--Information on the Company--Business--Television Advertising--General." We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our majority-owned subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

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

RECORDED MUSIC REVENUE

     Since establishing Heaven Music in May 2001, we have derived revenue from the sales of compact discs , DVD's and cassettes that we produce with local popular artists and authors. For the most part, the content of these recordings are Greek pop hits.

INTERNET REVENUE (WAP & SMS)

     Internet revenue is derived from the offering of content for mobile-based value added services to mobile telephone subscribers. We provide infotainment services, such as news information, sports results and horoscopes. We also offer content for SMS services such as news alerts and message services (with subscriber voting capabilities) concerning BIG BROTHER. We also provide Web site updates and Internet based advertising.

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

     Effective January 1, 2001, we follow SOP 00-2 which established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non current assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Typically, the majority of the revenue is earned in the initial few years following the release with declining residual revenues earned in subsequent periods. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised, the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation. We adopted this standard in the first quarter of 2001 and we recorded a one-time after tax charge for the initial adoption of the standard of GRD 197 million ($0.5 million). This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations for the year ended December 31, 2001.

     An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library and believe that these rights may represent values in excess of net book value. This value is demonstrated by the advertising revenue generated from re-broadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

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

     o in August 2000, we acquired interests in three Bulgarian media companies for total consideration, including related expenses, of $3.7 million. The acquisition included a 100% interest in Nova Television, a 100% interest in Multimex and a 92% interest in Radio Express. In November 2000, we acquired an additional 7% interest in Radio Express for (EURO)35,000 ($31,153) and, in the third quarter 2001, we acquired the remaining 1% interest for Bulgarian Leva 23,000 ($10,514). See "Item 5.--Information on the Company--Business--Distribution of Programming;"

     o in October 2000, we acquired a 100% interest in Part Time S.A. (now Part Time Simvouleftiki S.A.) for total cash consideration of GRD
          883.4 million ($2.4 million). This entity owns a portion of the land on which we intend to relocate our offices and production facilities; and

     o during 2000, we purchased in various open market transactions shares of Athenian Capital Holdings S.A.(Athenian) for an aggregate purchase price of GRD 15,543 million ($40.6 million). Athenian is a diversified investment company listed on the Athens Stock Exchange. We currently own approximately 14.5% of Athenian's share capital. The value of our investment in Athenian has been adversely impacted in line with the general decline in prices on the Athens Stock Exchange. At December 31, 2000, our investment in Athenian was valued at GRD 4,114 million ($10.7 million) and at December 31, 2001 our investment in Athenian was valued at GRD 2,801 ($7.3 million). On March 5, 2001, we announced that, in order to protect the value of this investment, our Chairman, Mr. Minos Kyriakou, has agreed to underwrite our investment such that in the event that we continue to hold shares in Athenian on December 31, 2003, and the value of the investment on such day (as measured based on average closing prices for the preceding 20 trading days) does not exceed our aggregate purchase price, our Chairman will purchase our entire stake in Athenian for an amount equal to such purchase price. Furthermore, if we elect at any time prior to December 31, 2003 to dispose of the investment, and the sale price at that time is less than our purchase price, our Chairman will pay us the difference between the sale price and our purchase price. In all cases our Chairman will pay these amounts plus interest reflecting our return on bank deposits.

          We have accounted for this investment as available-for-sale marketable securities and at each period we have marked the investment down to market value with the unrealized loss, net of tax being recorded in comprehensive income (equity). During the year ended December 31, 2000, we recorded an unrealized loss of GRD 11,429 million ($29.9 million), which was recorded as a charge net of tax in shareholders' equity under other comprehensive income (loss) in accordance with SFAS No 115 "ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES". We have continued to evaluate the investment for "other than temporary" declines in value. During the fourth quarter of 2001,because of the further deterioration of the fair value of this investment, we concluded that it was "other than temporary". In accordance with the requirements of US GAAP, we recorded a write-down in the investment of GRD 12,741 million ($33.3 million) in the consolidated statement of operations for the year ended December 31, 2001 under the caption other expenses, net. The effect on the consolidated financial statements in the current year is to record a loss in the consolidated statement of operations. However, the majority of the loss (GRD 11,429 million ($29.9 million)) was recorded in shareholders' equity in the prior year. We could record further write-downs of this investment in the event that there are further declines in the fair value of this investment.

          The Greek Capital Markets Commission (or the CMC) has investigated insider trading violations by Athenian and certain individuals who are now former officers of Athenian and has imposed a fine on Athenian and such individuals. Athenian has informed us that it believes that it has not violated any Greek securities laws and it intends to appeal the imposition of the fine. To our knowledge, all such actions, which were the subject of the CMC investigation took place prior to our investment in Athenian. Our principal shareholders own an additional approximately 15% of Athenian. Our Chairman is also Chairman of Athenian. We will continue to monitor opportunities to maximize the value of this investment. See "Item 7B.--Related Party Transactions."

     o in January 2001, we acquired a 51% interest in Blues Hall EPE, a music hall, for cash consideration of GRD 6.1 million ( $0.02 million). o in May 2001, we commenced our Internet activities/services and became a 99.99% shareholder in a newly established company, Antenna Internet S.A. We signed a memorandum of understanding with Vodafon/Panafon, to offer content to Vodafon/Panafon's mobile phone subscribers using wireless application protocol services.

     o in the third quarter of 2001, we became a 75% shareholder in a newly established music company, Heaven Music S.A., and GRD 15 million ($0.04 million) was contributed as an initial investment.

     o in October 2001, we acquired a 5% interest in NetMed N.V. In addition, we have the option to increase our stake to 15% within two years from closing at fair market value. In connection with our NetMed investment, we became a 100% shareholder in a newly established company, Antenna Pay TV Ltd., which in turn owns 100% of Antenna Gold Ltd. We anticipate that Antenna Gold will be launched on the NetMed platform during 2002.

     o in the fourth quarter of 2001, Antenna Internet became a shareholder (80% interest) in VIPS 24, a newly established company, for an initial investment of GRD 16 million. VIPS 24 is fully consolidated with Antenna Internet. VIPS 24 provides web design services for artists (mainly for promotional purposes) and derives advertising revenue from banners on web sites.

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

A.   OPERATING RESULTS

     The table below presents, for the periods indicated, certain statement of operations data as a percentage of total net revenue:

                                                             FISCAL YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                        1997     1998     1999     2000    2001
                                                        ----     ----     ----     ----    ----
                                                                    (IN PERCENT)
Net Revenue

   Advertising revenue.............................     90.3%   90.6%     88.3%   71.6%    71.8%

   Related party revenue...........................      9.0     8.1       5.0     3.0      3.7

   Publication revenue.............................     --      --         4.6    14.0     12.9

   Other revenue...................................      0.7     1.3       2.1    11.4     11.6
                                                       -----   -----     -----   -----    -----
     Total net revenue.............................    100.0   100.0     100.0   100.0    100.0

Cost of sales......................................     21.0    16.7      20.1    29.4     40.0

Selling, general and administrative expenses.......     14.4    12.5      12.0    13.0     17.7

Amortization of programming costs..................     48.3    38.3      30.4    24.6     27.7

Depreciation and amortization......................      1.9     1.9       2.1     2.6      4.9
                                                       -----   -----     -----   -----    -----
Operating income...................................     14.4    30.6      35.4    30.4      9.7

Interest (expense), net............................     (9.8)   (8.8)     (6.8)   (6.0)   (11.8)

Foreign exchange (losses) net......................     (2.7)  (12.4)     (5.0)   (5.4)    (3.2)

Equity in net income of unconsolidated affiliate...     --      --        --      --       --

Related party commission income....................     --       0.5       1.1     0.1     --

Other income (expense), net........................     --      --         3.9    (0.8)   (24.0)

Minority interest in (profit) loss  of
   unconsolidated subsidiaries.....................     --      --        (0.1)   (0.1)     0.9
                                                       -----   -----     -----   -----    -----
Earnings (loss)  before income taxes...............      1.9     9.9      28.5    18.2    (28.4)

(Provision) benefit  for income taxes..............     (1.0)   (6.5)    (11.5)   (5.4)     9.0

Extraordinary gain on repurchase of senior notes...     --      --        --       0.2      0.2

Cumulative effect of a change in accounting
   principle                                            --      --        --      --       (0.4)
                                                       -----   -----     -----   -----    -----
Net income (loss) .................................      0.9     3.4      17.0    13.0    (19.6)
                                                       =====   =====     =====   =====    =====

FISCAL YEAR ENDED DECEMBER 31, 2001
COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

     REVENUE. Net revenue decreased GRD 1,396 million ($3.6 million), or 2.5 %, from GRD 55,265 million ($144.3 million) in 2000 to GRD 53,869 million ($140.7 million) in 2001. This decrease was primarily attributable to a decrease in revenue from Antenna TV's operations, of which GRD 3,390 million ($8.9 million) was attributable to the fact that in 2000 a non-recurring license and distribution fee was recorded as part of other revenue. But for the non-recurring item in 2000, total net revenue would have increased from the prior period by GRD 1,994 million ($5.2 million), or 3.8%.

     Advertising revenue, which comprised 71.8% of total net revenues for 2001 (71.6% in the prior period), decreased by GRD 901 million ($2.4 million), or 2.3 %, from GRD 39,591 million ($103.4 million) in 2000 to GRD 38,690 million ($101.0 million) in 2001. This decrease principally reflected a decrease in advertising revenue of GRD 1,630 million ($4.3 million) from Antenna TV's operations, primarily due to the overall decrease in advertising expenditures in the European and Greek markets and as a result of market conditions and the general uncertainty following the terrorist attacks of September 11, 2001 in the United States. The decrease also reflected a decrease in advertising revenue from Antenna FM of GRD 344 million ($0.9 million), partially offset by an increase in advertising revenue from Daphne of GRD 339 million ($0.9 million) and from Nova Television of GRD 735 million ($1.9 million), due to consolidation of the results for Nova Television for 12 months in 2001 as compared to five months in 2000.

     Related party revenue, increased GRD 318 million ($0.8 million), or 19.2 %, from GRD 1,653 million ($4.3 million) in 2000 to GRD 1,971 million ($5.1 million) in 2001. The increase was principally attributable to the increased royalty fees charged to Antenna Cyprus as a result of the GRD 296 million ($0.8 million) fee for the broadcasting rights for BIG BROTHER, and, to a lesser extent, to the increased license fees charged to Antenna Satellite of GRD 217 million ($0.6 million) resulting from a larger subscriber base and an increased fee per subscriber.

     Publication revenue, decrease GRD 754 million ($1.9 million), or 9.8%, from GRD 7,706 million ($20.1 million) in 2000 to GRD 6,952 million ($18.2 million) in 2001. The decrease was a result of the suspension by Daphne of the publication of two magazine titles and general market conditions and uncertainty primarily related to the September 11 terrorist attacks.

     Other revenue, representing revenue from program sales, visa card fees and commissions, telemarketing, internet revenues, ticket sales, sales of compact discs, tuition and subscription fees and the provision of technical services and from infomercials, decreased GRD 59 million ($0.2 million) from GRD 6,315 million ($16.5 million) in 2000 to GRD 6,256 million ($16.3 million) in 2001. This decrease was primarily attributable to a decrease of other revenue from Antenna TV's operations of GRD 2,621 ($6.8 million) which was due to the fact that in 2000 a non-recurring license and distribution fee was recorded which did not occur in 2001. This decrease was partially offset by an increase of GRD 1,117 million ($2.9 million) of other revenue from Audiotex, which was due to the successful launch of new products such as ring-tones and BIG BROTHER voting fees, the addition of GRD 1,160 million ($3 million) of other revenue from information services provided by the mobile telephone companies primarily related to BIG BROTHER, the addition of GRD 682 million ($1.8 million) of other revenue from Heaven Music and the addition of GRD 386 million ($1 million) of other revenue from theatrical productions at Blues Hall.

     COST OF SALES. Cost of sales increased GRD 5,316 million ($13.8 million), or 33 %, from GRD 16,254 million ($42.5 million) in 2000 to GRD 21,570 million ($56.3 million) in 2001. This increase was attributable primarily to an increase of GRD 1,905 million ($5.0 million) of cost of sales from Antenna TV's operations, primarily reflecting the cost of the rights relating to the airing of BIG BROTHER and an increase in the cost of news of GRD 294 million ($0.8 million) as a result of the cost of covering the war in Afghanistan. This increase was also attributable to an increase of GRD 1,351 million ($3.5 million) of cost of sales from Nova Television, due to the inclusion of cost of sales for 12 months in 2001 as compared to the inclusion for five months in 2000, and, to a lesser extent, the addition of cost of sales of GRD 601 million ($1.6 million) from Antenna Internet, of GRD 516 million ($1.3 million) from Heaven Music, of GRD 471 million ($1.2 million) from Blues Hall and an increase of GRD 350 million ($0.9 million) of cost of sales from Audiotex.

     SG&A. Selling General & Administrative expense increased GRD 2,342 million ($6.1 million), or 32.5%, from GRD 7,197 million ($18.8 million) in 2000 to GRD 9,539 million ($24.9 million) in 2001. This increase was attributable primarily to an increase of SG&A of GRD 783 million ($2.0 million) from Daphne as a result of an increase in marketing and promotional expenses and an increase in general provisions for Daphne as a result of the current uncertain economic environment. The increase was also attributable to an increase of SG&A of GRD 482 million ($1.3 million) from Antenna TV, mainly due to contributions to a pension fund for journalists we were required to make as a result of the loss of a legal claim brought by such pension fund with respect to a dispute relating to the amount of our required contributions, offset by the reduction of various costs (such as travelling, hospitality, sales promotion and market research) resulting from our cost cutting program which commenced in the fourth quarter of 2001, during which Antenna TV's SG&A expense decreased by 7.1% as compared to the same period in 2000, and, to a lesser extent, to an increase of SG&A of GRD 325 million ($0.8 million) of Antenna Radio, mainly due to assessments in respect of prior music rights accruals and the addition of SG&A of new businesses such as Nova Television, Heaven Music, Antenna Internet and Blues Hall.

     AMORTIZATION. Amortization of programming costs increased GRD 1,335 million ($3.5 million), or 9.8%, from GRD 13,572 million ($35.5 million) in 2000 to GRD 14,907 million ($39.0 million) in 2001. This increase was attributable to the fact that we expensed certain programs for which we do not expect to generate future revenue. Estimates of future revenues are reviewed periodically and could be revised accordingly.

     DEPRECIATION. Depreciation increased GRD 1,219 million ($3.2 million), or 85.9%, from GRD 1,419 million ($3.7 million) in 2000 to GRD 2,638 million ($6.9 million) in 2001. This increase was attributable to an increase of depreciation of GRD 559 million ($1.5 million) from Daphne due to higher capital expenditures incurred towards the end of 2000 and during 2001, the addition of GRD 251 million ($0.7 million) of depreciation from Nova Bulgaria and the addition of GRD 234 million ($0.6 million) of depreciation from Antenna Internet for computer hardware and software.

     OPERATING INCOME. Operating income decreased GRD 11,608 million ($30.3 million), or 69 %, from GRD 16,824 million ($43.9 million) in 2000 to GRD 5,216 million ($13.6 million) in 2001, principally reflecting a decrease in advertising revenue from Antenna TV's operations due to unfavorable market conditions. The decrease was also attributable to a decrease of other revenue from Antenna TV's operations attributable to the fact that in 2000 a non-recurring license and distribution fee was recorded, an increase in cost of sales and SG&A due to full consolidation of new businesses and the increase in amortization cost of Antenna TV.

     INTEREST EXPENSE, NET. Interest expense, net increased GRD 3,045 million ($8.0 million), or 92%, from GRD 3,306 million ($8.6 million) in 2000 to GRD 6,351 million ($16.6 million) in 2001. This increase was due to the addition of interest expense and amortization of issuance costs of GRD 2,904 million ($7.6 million) associated with our newly issued Euro denominated senior notes due 2008and the appreciation of the US dollar against the drachma in 2001 compared to 2000, partially offset by a decrease in interest expense of approximately GRD 354 million ($0.9 million) associated with our US dollar denominated senior notes due 2007, resulting from the partial repurchase in 2001of certain of our senior notes due 2007.

     FOREIGN EXCHANGE. Foreign exchange losses decreased GRD 1,266 million ($3.3 million) from GRD 2,984 million ($7.8 million) in 2000 to GRD 1,718 million ($4.5 million) in 2001, primarily reflecting the lower US dollar denominated debt as a result of the partial repurchase in 2001of certain of our US dollar denominated senior notes due 2007.

     OTHER EXPENSE, NET. Other expense, net, increased GRD 12,483 million ($32.6 million) from a loss of GRD 435 million ($1.1 million) in 2000 to a loss of GRD 12,918 ($33.7 million) in 2001. The increase was primarily attributable to the write-down of our marketable equity securities of Athenian Capital Holdings of GRD 12,741 million ($33.3 million), of which GRD 11,429 million ($29.9 million) has been charged to comprehensive income (loss) in our statement of shareholders' equity for 2000. As a result of continuous adverse conditions in the Athens Stock Exchange, in the fourth quarter of 2001, we determined that the decline in the fair value was "other than temporary".

     MINORITY INTEREST. Minority interest increased by GRD 570 million ($1.5 million) from a loss of GRD 85 million ($0.2 million) in 2000 to a gain of GRD 485 million ($1.3 million) in 2001, principally due to the net loss incurred by Daphne in 2001 as compared to 2000.

     PROVISION (BENEFIT) FOR INCOME TAXES. Provision for income taxes decreased GRD 7,835 million ($20.5 million) from an expense of GRD 3,011 million ($7.9 million) in 2000 to a benefit of GRD 4,824 million ($12.6 million) in 2001. The decrease was principally a result of a tax benefit of GRD 4,778 million ($12.5 million) resulting from the other-than-temporary loss of marketable equity securities, and, to a lesser extent, due to operating losses of most of the consolidated entities, partially offset by the valuation allowance taken on the operating losses of Antenna Internet and Nova Television.

     CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. As a result of the adoption of SOP 00-2, a one-time after tax charge of GRD 197 million ($0.5 million) representing a change in accounting policy was recorded in the first quarter of 2001.

     NET INCOME (LOSS). Net income decreased GRD 17,723 million ($46.3 million) from an income of GRD 7,176 million ($18.7 million) in 2000 to a loss of GRD 10,547 million ($27.5 million) in 2001. However, excluding the write-down of our investment in Athenian Capital Holdings, net of tax of GRD 7,963 million ($20.8 million), the net loss would have been GRD 2,584 million ($6.7 million) due primarily to the operating losses of Nova Television, Daphne, Antenna Internet, Antenna Radio, Blues Hall and Part Time.

FISCAL YEAR ENDED DECEMBER 31, 2000
COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1999

     REVENUE. Net revenue increased GRD 15,485 million ($40.5 million), or 39%, from GRD 39,780 million ($103.9 million) in 1999 to GRD 55,265 million ($144.4 million) in 2000. This increase was attributable primarily to the addition of GRD 8,767 million ($22.9 million) of revenue from Daphne (primarily representing publication revenue included for all of 2000, as compared to only two months in
1999), and an underlying increase in revenue of GRD 5,336 million ($13.9 million), GRD 3,390 million ($8.9 million) of which was attributable to a non-recurring license and distribution fee recorded as part of other revenue. To a lesser extent, the increase reflected the addition of GRD 823 million ($2.1 million) of revenue from Audiotex and the addition of GRD 627 million ($1.6 million) of revenue from Nova Bulgaria.

     Advertising revenue, which comprised 71.6% of total net revenues for 2000 (88.3% in the prior period), increased GRD 4,465 million ($11.7 million), or 12.7%, from GRD 35,126 million ($91.7 million) in 1999 to GRD 39,591 million ($103.4 million) in 2000, reflecting a 5.6% underlying increase in advertising revenue due to increases principally in volume. The total increase in advertising revenue also reflected GRD 2,354 million ($6.1 million) of advertising revenue from Daphne and the addition of GRD 621 million ($1.6 million) of advertising revenue from Nova Bulgaria. Rebates granted to advertisers in 2000 totaled GRD 2,748 million ($7.2 million) and in 1999 totaled GRD 2,851 million ($7.4 million).

     Related party revenue decreased GRD 353 million ($0.9 million), or 17.6%, from GRD 2,006 million ($5.2 million) in 1999 to GRD 1,653 million ($4.3 million) in 2000. The decrease was attributable principally to the decrease in programming fees charged to Antenna Satellite.

     Publication revenue increased GRD 5,900 million ($15.4 million) from GRD 1,806 million ($4.7 million) in 1999 to GRD 7,706 million ($20.1 million) in 2000. The increase was attributable to the addition of publication income from Daphne (for all of 2000).

     Other revenue, representing revenue from program sales, Visa(R) card fees and commissions, and revenue from the provision of technical services and from infomercials, increased GRD 5,473 million ($14.3 million) from GRD 842 million ($2.2 million) in 1999 to GRD 6,315 million ($ 16.5 million) in 2000. This increase was attributable primarily to an increase in underlying other revenues of GRD 3,884 million ($10.1 million), which was due principally to a non-recurring fee reflecting the recognition of revenue associated with license and distribution fees for programming for which the conditions of SFAS 53 were not previously met. To a lesser extent, the increase reflected the addition of other revenue from Daphne (for all of 2000) of GRD 870 million ($2.3 million) and the addition of GRD 823 million ($2.1 million) of other revenue from Audiotex, which was accounted for using the equity method prior to February 7, 2000.

     COST OF SALES. Cost of sales increased GRD 8,277 million ($21.6 million), or 104%, from GRD 7,976 million ($20.8 million) in 1999 to GRD 16,254 million ($42.4 million) in 2000. This increase was attributable primarily to the addition of GRD 6,893 million ($18.0 million) of cost of sales from Daphne (for all of 2000) and, to a lesser extent, the addition of cost of sales from Nova Bulgaria and Audiotex. The underlying cost of sales increased GRD 664 million ($1.7 million) in 2000.

     SG&A. SG&A increased GRD 2,417 million ($6.3 million), or 50.6%, from GRD 4,780 million ($12.5 million) in 1999 to GRD 7,197 million ($18.8 million) in 2000. This increase was attributable principally to an increase in underlying SG&A of GRD 949 million ($2.5 million) which was primarily due to an increase in payroll costs associated with an increased level of personnel, and an increase in sales promotion activities and other operating costs. The increase also reflected the addition of GRD 1,106 million ($2.9 million) from Daphne (for all of 2000) and GRD 205 million ($0.5 million) from Nova Bulgaria.

     AMORTIZATION. Amortization of programming costs increased GRD 1,476 million ($3.9 million), or 12.2%, from GRD 12,096 million ($31.6 million) in 1999 to GRD 13,572 million ($35.5 million) in 2000. This increase was attributable to the increase in programming costs for 2000 as a result of higher average cost per show.

     DEPRECIATION. Depreciation increased GRD 566 million ($1.5 million), or 66.4%, from GRD 853 million ($2.2 million) in 1999 to GRD 1,419 million ($3.7 million) in 2000. Of the increase in depreciation, GRD 288 million ($0.8 million) was attributable to the addition of depreciation from Daphne (for all of 2000) and GRD 111 million ($0.3 million) for the addition of depreciation from Nova Bulgaria.

     OPERATING INCOME. Operating income increased GRD 2,749 million ($7.2 million), or 19.5%, from GRD 14,075 million ($36.7 million) in 1999 to 16,824 million ($43.9 million) in 2000, principally reflecting an underlying increase in total net revenue during the period and, to a lesser extent, the addition of operating income from Daphne (for all of 2000) and the addition of operating income from Audiotex, partially offset by an increase in cost of sales.

     INTEREST EXPENSE, NET. Interest expense, net increased GRD 606 million ($1.6 million), or 22.5% from GRD 2,700 million ($7.0 million) in 1999 to GRD 3,306 million ($8.6 million) in 2000, reflecting an increase in gross interest expense during the period, principally attributable to an increase in underlying expense of GRD 451 million ($1.2 million) attributable to the appreciation of the U.S. dollar against the drachma in 2000 compared to 1999, partially offset by the lower interest rate paid on the repurchase facility in drachma which was used to replace approximately $20 million face amount of our existing notes, and the addition of GRD 466 million ($1.2 million) of gross interest expense from Daphne (for all of 2000) offset by an increase of GRD 213 million ($0.6 million) in underlying interest income.

     FOREIGN EXCHANGE. Foreign exchange losses increased GRD 1,011 million ($2.6 million) from GRD 1,973 million ($5.2 million) to GRD 2,984 million ($7.8 million), primarily reflecting loss resulting from the translation of our existing notes denominated in U.S. dollars due to the U.S. dollar appreciation against the drachma, partially offset by unrealized gains and losses from our U.S. dollars cash holdings and receivables/payables denominated in foreign currencies and realized gains and losses on transactions denominated in foreign currencies.

     OTHER EXPENSE, NET. Other expense, net, increased GRD 1,964 million ($5.1 million) from income of GRD 1,529 million ($4.0 million) in 1999 to a loss of GRD 435 ($1.1 million) in 2000. The increase was attributable principally to the fact that in 1999 we had a gain from the sale of marketable securities.

     EQUITY IN NET INCOME OF UNCONSOLIDATED AFFILIATES. Equity in net income of unconsolidated affiliates decreased from GRD 25 million ($0.07 million) in 1999 to GRD 2 million ($5,000) in 2000, due to the acquisition of the remaining interest in Audiotex, which was accounted for using the equity method before February 7, 2000.

     RELATED PARTY COMMISSION INCOME. Related party commission income decreased from GRD 435 million ($1.1 million) in 1999 to GRD 48 million ($0.1 million) in 2000, due to the reclassification of revenue earned from Audiotex.

     PROVISION FOR INCOME TAXES. Provision for income taxes decreased GRD 1,559 million ($4.0 million) from GRD 4,570 million ($11.9 million) in 1999 to GRD 3,011 million ($7.9 million) in 2000, principally because of lower pre-tax profits and the reversal of a valuation allowance on deferred tax assets in the prior year of GRD 1,193 million ($3.1 million) as a result of cash collections in 2000 which satisfied the conditions of SFAS 53 with respect to license and distribution fees. Of the decrease in provision for income taxes, GRD 1,160 million ($3.0 million) was attributable to the decrease in underlying provision for income taxes and GRD 186 million ($0.5 million) was attributable to the decrease of provision for income taxes for Daphne.

     NET INCOME. Net income increased GRD 414 million ($1.1 million) from GRD 6,762 million ($17.6 million) in 1999 to GRD 7,176 million ($18.7 million) in 2000, principally reflecting an underlying increase in operating income and the non-recurring license and distribution fees and the reversal of the valuation allowance taken on deferred tax assets taken in the prior year, partially offset by the increase in foreign exchange losses and other expenses. As a percentage of total net revenue, net income decreased from 17% to 13%.

B.   LIQUIDITY AND CAPITAL RESOURCES

     We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations.

     FUTURE COMMITMENTS AND FUNDING SOURCES

     At December 31, 2001 our contractual cash commitments, with initial or remaining terms are as follows (all amounts in thousands GRD):

                                                          PAYMENTS DUE BY PERIOD
                                                          ----------------------
CONTRACTUAL OBLIGATIONS      TOTAL         2002        2003        2004        2005        2006      THEREAFTER
-----------------------      -----         ----        ----        ----        ----        ----      ----------
LONG-TERM DEBT (1)           80,689,802     173,265     170,422       4,108       4,491       4,910    80,332,606

CAPITAL LEASE OBLIGATIONS     1,269,956     353,928     283,051     265,715     201,053     132,265        33,944

OPERATING LEASES              5,475,193   1,363,766   1,199,732   1,077,050     896,263     938,382             -

OTHER LONG-TERM
OBLIGATIONS (2)                 818,292           -      55,387     190,387      55,388           -       517,130

TOTAL CONTRACTUAL CASH
OBLIGATIONS                  88,253,243   1,890,959   1,708,592   1,537,260   1,157,195   1,075,557    80,883,680

   OTHER COMMERCIAL     TOTAL AMOUNTS                   AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
      COMMITMENTS        COMMITTED        2002         2003        2004         2005         2006      THEREAFTER
      -----------        ---------        ----         ----        ----         ----         ----      ----------
UTILIZED LINES
OF CREDIT (4)            5,960,200     5,960,200           -           -             -           -             -
LETTERS OF GUARANTEE
(3)                      8,934,418     1,862,849   7,071,569           -             -           -             -
OTHER COMMITMENTS        8,231,202             -           -   1,914,500     2,009,865   2,105,565     2,201,272
TOTAL COMMERCIAL
COMMITMENTS             23,125,820     7,823,049   7,071,569   1,914,500     2,009,865   2,105,565     2,201,272

     (1) Long-term debt is comprised of our senior notes and long-term indebtedness. Our US dollars denominated senior notes due 2007 are redeemable, in whole or in part, at our option at any time on or after August 12, 2002. Our Euro denominated senior notes due 2008 are redeemable, in whole or in part at our option at any on or after June 11, 2005. The above payment schedule does not give effect to the repurchases of our senior notes due 2007 from time to time. On February 19, 2002 we repurchased Euro 2,500,000 of our senior notes due 2008 for Euro 2,050,000.

     (2) Other long-term obligations represent payables to related parties, employee retirement benefits and long-term provision.

     (3) In February 2002, the Company entered into an agreement with Endemol Entertainment BV to secure the rights to air BIG BROTHER 2. The cost of this right was Euro 5,050,787 due in five installments from March 2002 to October 2002. The cost of this right is not included above because the agreement was concluded subsequent to year-end.

     (4)  Revolving credit.

     As of December 31, 2001, we had approximately GRD 81,605 million ($213.2 million), of long term debt (which includes the current portion of long-term debt of GRD 173 million) compared to GRD 33,239 million ($86.8 million) in 2000. This debt primarily consists of our senior notes due 2007 and our senior notes due 2008, and, to a lesser extent, long-term obligations under capital leases, GRD 333.3 million ($0.9 million) of long-term debt of Daphne (which was converted from short-term borrowings into long-term debt (including the current portion of long-term debt of GRD 173 million) in 2001), and GRD 39.8 million ($0.1 million) of long-term debt of Blues Hall.

     As of December 31, 2001, we had approximately GRD 5,960 million ($15.6 million) of bank overdrafts and short-term borrowings as compared to GRD 13,298 million ($34.7 million) in 2000. Bank overdrafts and short-term borrowings primarily consist of Daphne borrowings of GRD 5,273 million ($13.8 million) dominated mainly in Euro. It also included short-term borrowings of GRD 34 million ($0.1 million) of Nova Bulgaria and GRD 643 million ($1.7 million) of debt under a revolving facility assumed as part of the acquisition of Antenna Radio dominated in Yen, GRD and Euro. We have unused bank lines at December 31, 2001 of GRD 14.2 billion ($37.1 million), of which Antenna TV has unused bank lines at December 31, 2001 of GRD 9.5 billion ($24.8 million).

     Our principal use of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled GRD 20,803 million ($54.3 million) in 2000 and GRD 17,211 million ($45.0 million) in 2001. These expenditures totaled GRD 12,690 million ($33.1 million) in 1999.

     OPERATING ACTIVITIES. Net cash used in operating activities was GRD 4,680 million ($12.2 million) in 2000 compared to net cash used of GRD 4,151 million ($10.8 million) in 2001. The improvement of GRD 569 million was mainly due to lower programming expenditures. Net cash provided by operating activities was GRD 4,334 million ($11.3 million) in 1999.

     INVESTING ACTIVITIES. Net cash used in investing activities was GRD 24,629 million ($64.3 million) in 2000 and GRD 8,101 million ($21.2 million) in 2001, reflecting the cost of the acquisition of a 5% interest in NetMed N.V. for GRD 4,605 million ($12.0 million), capital expenditures of Antenna TV of GRD 1,206 million ($3.1 million), capital expenditures of Antenna Internet of GRD 795 million ($2.1 million), capital expenditures of Daphne of GRD 239 million ($0.6 million) and purchase of assets under capital leases of GRD 570 million ($1.54 million). Net cash used in investing activities was GRD 12,037 million ($31.4 million) in 1999.

     FINANCING ACTIVITIES. Net cash provided by financing activities was GRD 2,961 million ($7.7 million) in 2000 compared to GRD 37,836 million ($98.8 million) in 2001. The increase in funds from financing activities was principally attributable to the issuance of Euro 150,000,000 of 9 3/4% senior notes due 2008, and, to a lesser extent, to an increase in leased obligations of Daphne, partially offset by a reduction of our bank overdrafts and short term borrowings of GRD 7,337 million ($19.2 million) and the repurchase of certain of our US dollar denominated senior notes due 2007 ($14.0 million).

     DISTRIBUTABLE RESERVES. We have distributable reserves in our Greek statutory accounts of approximately GRD 594 million ($1.5 million) as of December 31, 2001.

     OTHER LONG-TERM LIABILITY. We have an outstanding liability to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions. Installments of approximately GRD 1,070 million ($2.8 million) were paid during 2001 and GRD 976 million ($2.5 million) were paid during 2000. The outstanding liability has been reclassified as accrued expenses and other current liabilities.

C.   CRITICAL ACCOUNTING PRINCIPLES AND ESTIMATES

     In response to SEC Release No. 33-8040 "Cautionary Advice Regarding Disclosures about Critical Accounting Policies and No. 33-8056 "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations", we have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to asset impairment, ultimate recoverability of programming costs and artist and author advances, allowance for doubtful accounts, contingencies and litigation, including tax contingencies deferred tax assets, and other-than-temporary declines in marketable equity securities. We state these accounting policies in the notes to our consolidated financial statements and at relevant sections in this discussion and analysis. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

     We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

     We have recorded goodwill and intangibles resulting from our acquisitions completed in the past three years. Through December 31, 2001, goodwill and intangibles have been amortized on a straight-line basis over their respective lives. Upon the adoption of SFAS No. 142 on January 1, 2002, we ceased amortizing goodwill and will perform an annual impairment analysis to assess the recoverability of goodwill, in accordance with the provision of SFAS No. 142. If we are required to record an impairment charge in the future resulting from the adoption of the new standard, it would have an adverse impact on our results of operations.

     We follow Statement of Position 00-2 "Accounting by Producers or Distributors of Films" (SOP 00-2). Under SOP 00-2, production costs are amortized in the same ratio that current period actual revenue bears to estimated ultimate revenue to be generated from the exploitation, exhibition, and sale of program, and sale of future advertising revenue. To the extent such estimates are revised, the amortization of the programming costs is adjusted accordingly, and it may have a significant impact on our results of operations. We currently amortize our programming rights over a weighted average life of approximately two and one-half years. If the weighted average life is reduced by half a year, then our amortization of programming costs would increase by approximately 15%.

     We pay, in some cases, royalties in advance to recording artists and these advances are shown as an asset only if past performance and current popularity provides a basis for estimating the recoverability of the advance. To the extent that current popularity changes adversely we will have to negatively impact our results of operations.

     We maintain an allowance for doubtful accounts for estimated losses resulting form the inability of our customers to make required payments, which results in bad debt expense. We determine the adequacy of this allowance by continually evaluating individual customer receivables, considering the customers' financial condition, credit history and current economic conditions. As a result of the current economic environment, we have extended the payment and credit terms for certain of our customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We have recorded in the balance sheet as long term receivable from a related party, which has been discounted, taking into consideration the expected repayment terms. Should payments take longer, then the net realizable value of the account receivable is impacted by the timing of payments.

     We are subject to various claims and litigation in the ordinary course of our business. We have accrued management's best estimate of the Company's probable liability in respects of such claims. Although we are currently not aware of any such pending or threatened litigation that we believe is reasonably likely to have a material adverse affect on us, if we became aware of such assessments against the Company, we will evaluate the probability of an adverse outcome and provide accruals for such contingencies as necessary.

     In Greece, the amounts reported to the tax authorities are provisional until such time as the books and records of an entity are inspected by the tax authorities. Although the majority of our subsidiaries have had their books inspected by the tax authorities up to 1999, our books have not been audited by the tax authorities since 1993. The ultimate outcome of additional tax assessments can vary from the amounts accrued and, consequently, a charge to operations over and above the amounts accrued may be required.

     We have recorded a valuation allowance against the net deferred tax assets, which are not expected to fully reverse before their expiration and relate to the start up operating losses of Antenna Internet and

Nova Television. Although we believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets, if we became aware of indications that the results of future operations may not generate sufficient taxable income, we will evaluate the probability and provide for an additional allowance which would negatively impact our operations.

     In 2000, we purchased shares of Athenian Capital Holdings for an aggregate purchase price of GRD 15,543 million ($40.6 million). Due to a general decline in prices on the Athens Stock Exchange, the value of our investment was impacted and the Company determined that an "other than temporary" loss resulted and a write-down of GRD 12,741 million ($33.3 million) was recorded in the consolidated statement of operations for the year ended December 31, 2001 under the caption other expense, net. To the extent that the fair value is impacted by future declines in prices on the Athens Stock Exchange, and our investment cost, as written down, is less than fair value for an extended period of time, any resulting additional unrealized losses will be recorded in the consolidated statement of operations for the applicable periods.

OFF - BALANCE SHEET ARRANGEMENTS

     We have no off-balance sheet arrangements.

EURO CONVERSION

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

INFLATION

     Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, we do not believe inflation has had a material effect on our business for the periods presented. Greece experienced average annual rates of inflation of 8.2% during 1996, 5.6% during 1997, 4.8% during 1998, 2.6% during 1999, 3.2 % during 2000 and 3.5 % during 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

ACCOUNTING FOR FILM PRODUCERS

     The AICPA issued Statement of Position 00-2, "Accounting by Producers or Distributors of Films," (or SOP 00-2) in June 2000, effective for fiscal years beginning after December 15, 2000, with earlier application encouraged. SOP 00-2 establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. We adopted the standard in the first quarter of 2001 and recorded a one-time after tax charge for the initial adoption of the standard of GRD 197 million ($0.5 million). This charge has been recorded as a cumulative effect of a change in accounting principle in our consolidated statement of operations for the year ended December 31, 2001.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

     In July 2001, the FASB issued Statement No. 141, BUSINESS COMBINATIONS, and Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. Statement 141 is effective immediately, except with regard to business combinations initiated prior to July 1, 2001, which it expects to account for using the pooling-of-interests method and Statement 142 is effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142. Statement 141 will require upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

     In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our consolidated statement of operations. The company has not yet determined the impact of the adoption of these standards.

ASSET IMPAIRMENT AND DISPOSAL ISSUES

     In August 2001, the FASB issued Statement No 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, effective for fiscal years beginning after June 15, 2002. Initial application of this statement shall be as at the beginning of an entity's fiscal year. This statement applies to legal obligations associated with other-than-temporary removal of a tangible long-lived asset from services. This Statement does not apply to obligations that arise solely from a plan to dispose of a long-lived asset as that phrase used in paragraph 15 of FASB Statement 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

     Upon initial application of this Statement, an entity shall recognize the following items in its statement of financial position: (a) a liability for any existing asset retirement obligations adjusted for cumulative accretion to the date of adoption of this Statement, (b) an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset, and (c) accumulated depreciation on that capitalized cost. Amounts resulting from initial application of this Statement shall be measured using current (that is, as of the date of adoption of this Statement) information, current assumptions, and current interest rates. The amount recognized as an asset retirement cost shall be measured as of the date the asset retirement obligation was incurred. Cumulative accretion and accumulated depreciation shall be measured for the time period from the date the liability would have been recognized had the provisions of this Statement been in effect to the date of adoption of this Statement.

     An entity shall recognize the cumulative effect of initially applying this Statement as a change in accounting principle. We believe that the adoption of this standard will not have a material impact on our consolidated financial statements for the quarter ending March 31, 2002.

ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

     In September 2001, FASB issued Statement No 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, that replaces FASB Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS TO BE DISPOSED Of. The primary objectives were to develop one accounting model, based on the framework established in Statement 121, for long-lived assets to be disposed of by sale and to address significant implementation issues.

     The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, REPORTING RESULTS OF OPERATIONS - REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, for the disposal of segments of a business. Statement 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred.

     Statement 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The new reporting requirements for discontinued operations will allow an entity to more clearly communicate in the financial statements a change in its business that results from a decision to dispose of operations and, thus, provide users with information needed to better focus on the ongoing activities of the entity.

     The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, are to be applied prospectively. The Company believes that the adoption of this standard will not have a material impact on the consolidated financial statements for the quarter ending March 31, 2002.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     Our directors are elected for a term of five years, the current term for all Directors ending in July 2003. Officers are appointed by our Board of Directors. The members of our Board of Directors, our senior management and our other officers are as follows:

                       NAME                          AGE    POSITION WITH THE COMPANY
                       ----                          ---    -------------------------
DIRECTORS AND SENIOR MANAGEMENT:
   Minos Kyriakou.................................    60    Chairman
   Theodore Kyriakou..............................    28    Vice Chairman
   Spilios Charamis...............................    65    Group General Manager, Vice Chairman
   Jonathan Procter...............................    41    TV Group Chief Executive Officer
   Maurice Avdelas................................    48    Antenna TV-General Manager/Managing Director (CEO)
   Nikolaos Angelopoulos..........................    54    Group Chief Financial Officer; Director
   George Antypas.................................    57    Director
   Panagiotis Fotilas.............................    58    Director
   Athina Kyriakou................................    22    Director
   Xenophon Kyriakou..............................    30    Director

OTHER OFFICERS:
   John Papoutsanis...............................    48    Group News Manager
   Alkistis Marangoudaki..........................    38    TV Group Programming Manager
   Dimitrios Dallas...............................    55    TV Group Technical Manager
   Vagelis Moraitis...............................    36    Group Sales and Marketing General Manager
   Michael Poulos.................................    44    Group Human Resources and Administration Manager
   Kostas Kibouropoulos...........................    45    Radio Group General Manager/Managing Director

     MR. MINOS KYRIAKOU founded Antenna in December 1989 and has served as our Chairman since then. Mr. Kyriakou was our Chief Executive Officer from December 1989 until March 1999. He is also a shipowner, and the President of the Aegean Foundation and Honorary Consul General of Singapore to Athens and of Poland to Thessaloniki. He is also a director of Antenna Productions S.A. (a holding company), Antel S.A. (a developer of computer software and provider of data transmission services), Antenna Satellite (which broadcasts and distributes television programming in the United States), Antenna Satellite Radio (which operates radio stations in the United States), Antenna RT Satellite Services Ltd. (a holding company), Pacific Broadcast (which broadcasts television programming in Australia through a joint venture) and Chairman of Athenian Capital Holdings S.A. (a holding company).

     MR. THEODORE KYRIAKOU, Mr. Minos Kyriakou's son, served as our Executive Vice President (from 1995) and our Chief Operating Officer (from September 1998) until his appointment in March 1999 as our Chief Executive Officer, which position Mr. Kyriakou held until his appointment in January 2002 as our Group Vice Chairman. Mr. Kyriakou has been a Director since September 1998 Before 1995, he worked for the CBS affiliate in Washington, D.C. owned by Gannett Broadcasting. He has also worked for Antenna Satellite in New York. He holds a degree in International Business and Finance and a degree in Physics, from Georgetown University where he graduated CUM LAUDE.

     MR. SPILIOS CHARAMIS has over 30 years experience in broadcasting and joined us as Antenna TV's General Manager in 1989. He has been our TV Group General Manager since September 2000. He has served as our Vice Chairman since September 1998. He also serves as an officer of Antenna Cyprus. His previous employment includes general manager of Mole-Richardson Ltd., deputy general manager of ERT, vice president of Hellas Radio and managing director of Bioplastic S.A. Mr. Charamis studied Law at the University of Athens and Cinema and Television at the University of California at Los Angeles. Mr. Spilios Charamis was appointed Group General Manager, Vice Chairman, since January 2002.

     MR. JONATHAN PROCTER joined us in May 2000 as Pay TV Group General Manager and has been our TV Group CEO since January 2002. Before joining us, he served as chief executive officer of the first privately owned licensed television channel in South Africa, e.tv. Prior to that, he was chief executive officer of Bop Broadcasting Corp., which operated two television networks and three radio stations.

     DR. MAURICE AVDELAS has been our General Manager Antenna TV since September 2000 and our Managing Director (CEO) since January 2002. He was our Deputy General Manager from December 1997 to September 2000 and has worked for us since 1990 as head of the Marketing and Research team where he served as Director since 1991. Before that, he worked as Director of Marketing for the radio station Flash 96.1 and as a Research Advisor of the Greek Cinematography Center. He holds a degree from the School of Business and Economics and has completed graduate studies in the field of mass media. He also holds a doctorate degree from the Universite Paris VIII and has been involved in several research projects and lectures on the subject of mass media in Greece.

     DR. NIKOLAOS ANGELOPOULOS has served as our Chief Financial Officer since June 1996 and has 23 years of experience in the business and finance sectors. Before June 1996, he was financial director of Olympic Airways, S.A., corporate treasurer and management controls and planning manager of British Petroleum in Greece and an economist with Societe d'Etudes et Developpement Economique et Social, S.A. in Paris. He holds a masters and a Ph.D. degree from the University of Paris I--Sorbonne.

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

     MS. ATHINA KYRIAKOU, Mr. Minos Kyriakou's daughter, joined our Board in December 2000. She has served in our Television Programming Department, Sales and Marketing Department and New Business Development Department. From January 2000 to May 2000 she was an Editorial Assistant at "Mediterranean Quarterly," a journal of global issues in Washington D.C. From July 2000 to August 2000, she worked for "Maxim Magazine," a Daphne publication. Currently, Ms. Kyriakou is attending New York University where she is studying for her Masters Degree.

     MR. XENOPHON KYRIAKOU, Mr. Minos Kyriakou's son, joined our Board of Directors in September 1998. He is a shipowner, a director of a Greek shipping company and a director of Antel S.A

     MR. JOHN PAPOUTSANIS joined us in 1991, and became our Group News Director in September 2000. Before joining us, he worked for Mega Channel. Before that time, he was an Editor-in-Chief and a political reporter and commentator for a variety of Greek magazines and newspapers, including Kathimerini, Vima and Tahedromos. He studied Advertising and Economics at the Economic University of Athens.

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

B.   COMPENSATION

DIRECTOR COMPENSATION

     The Company paid cash compensation of an aggregate of GRD 229.4 million ($0.6 million) in 2001 to our senior and other officers. Messrs. Minos Kyriakou and Theodore Kyriakou do not receive any compensation for their services to the Company. It is our corporate policy that no compensation, fees or other payments are made to members of our Board in their capacity as Board members. In addition, we contributed GRD 36.2 million ($0.1 million) to state-sponsored pension plans on behalf of three executive officers in 2001.

C.   BOARD PRACTICES

     We are managed by our Board of Directors, which is made up of a minimum of three directors and a maximum of nine directors. The Board currently has nine members. Directors are elected by the General Assembly with the current term for all Directors ending in July 2003.

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

     Messrs. Angelopoulos and Fotilas are members of the Audit Committee, which is responsible for making recommendations to the Board of Directors concerning the selection of independent auditors, reviewing the results and scope of the audit and reviewing and evaluating the Company's audit and control functions. Before August 1998, the Board of Directors undertook the responsibilities of the Audit Committee.

     The Board of Directors has no other committees.

D.   EMPLOYEES

     At the end of December 2001, we employed approximately 1,611 full-time employees (1,597 at the end of 2000 and 738 at the end of 1999) through a number of businesses. Our main businesses, television and radio, employed 1,398 and 213 persons, respectively. The increase over prior years reflects the expansion of the activities of our group. Of our 1,611 employees, 1,200 were production, programming and news personnel, 307 were administrative personnel and 104 were sales and marketing personnel.

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

E.   SHARE OWNERSHIP

     The following table presents information regarding the beneficial ownership of our share capital as of March 27, 2002 by:

     o    our directors; and

     o    our senior management;

                                         NUMBER OF SHARES BENEFICIALLY OWNED (1)
                                         ---------------------------------------
                 NAME                           NUMBER           PERCENT
                 ----                           ------           -------
     Minos Kyriakou  (2).............           4,690,360         23.6
     Theodore Kyriakou  (3)..........           3,752,162         18.9
     Xenophon Kyriakou  (4)..........           3,752,162         18.9
     Athina Kyriakou  (5)............           3,752,162         18.9
     Spilios Charamis................                  --           --
     Johnathan Procter...............                  --           --
     Maurice Avdelas.................                  --           --
     Nikolaos Angelopoulos...........                  --           --
     George Antypas..................                  --           --
     Panagiotis Fotilas..............                  --           --

     -------------------------------
     (1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All such shares have the same voting rights as our shares owned by our other shareholders.
     (2) Of the shares held by Mr. Minos Kyriakou, 4,222,360 are held of record by Holnest Investments Limited, an Irish company and 468,000, in the form of American Depositary Shares, are held of record by The Bank of New York, as depositary, on behalf of Uniholdings International Ltd., a Liberian company. The American Depositary Shares held by Uniholdings International Ltd. were acquired in open market purchases during 2001. See "Item 7A. - Major Shareholders."
     (3) The shares held by Mr. Theodore Kyriakou are held of record by Globecast Holdings Limited, an Irish company. See "Item 7A. - Major Shareholders."
     (4) The shares held by Mr. Xenophon Kyriakou are held of record by Altavista Global Holdings Limited, an Irish company. See "Item 7A.
              - Major Shareholders."
     (5) The shares held by Ms. Athina Kyriakou are held of record by Praxis Global Investments Limited, an Irish company. See "Item 7A.
              - Major Shareholders."

     We do not currently have an option plan for our employees, including our senior management.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     The table below presents information as of March 27, 2002 showing the beneficial ownership of shares of our capital stock, represented by 19,849,440 shares, by persons or groups of affiliated persons known by us to own more than 5% of our shares. All such shares have the same voting rights as our shares owned by our other shareholders.

                                                               PERCENT OF
                                                NUMBER        CAPITAL STOCK
                SHAREHOLDERS                   OF SHARES       OUTSTANDING
                ------------                   ---------       -----------
     Holnest Investments Limited(1)........    4,222,360          21.3%
     Globecast Holdings Limited(2).........    3,752,162          18.9%
     Altavista Global Holdings
     Limited(3)............................    3,752,162          18.9%
     Praxis Global Investments
     Limited(4)............................    3,752,162          18.9%

     -------------------------------------
     (1) Mr. Minos Kyriakou, our Chairman of our Board of Directors, owns 100% of the share capital of Holnest Investments Limited, an Irish company, the address of which is Russel Court, St. Stephens Green, Dublin 2 Ireland. Mr. Kyriakou has sole voting and dispositive power over the shares held by Holnest Investments Limited. Mr. Kyriakou also owns 100% of the share capital of Uniholdings International Ltd. which owns 468,000 shares, in the form of American Depositary Shares, or 2.4% of our outstanding shares. These American Depositary Shares were acquired by Uniholdings International Ltd. in open market purchases during 2001.

     (2) Mr. Theodore Kyriakou, our Vice Chairman and the son of Mr. Minos Kyriakou, owns 100% of the share capital of Globecast Holdings Limited, an Irish company (or Globecast), the address of which is Russel Court, St. Stephens Green, Dublin 2 Ireland. Mr. Kyriakou has sole voting and dispositive power over the shares held by Globecast.

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


B.   DISCLOSURES CONCERNING THE EFFECTS OF TRANSACTIONS WITH RELATED PARTIES

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

          o   15% from December 1, 1995 to June 30, 1998;

          o   30% from July 1, 1998 to August 31, 1998;

          o   40% from September 1, 1998 to December 31, 1998; and

          o   50% from January 1, 1999 to January 1, 2005.

     The contracts terminate on January 1, 2005 but may be renewed on substantially similar terms. We had revenue under these contracts of GRD 48 million ($0.1 million) in 2000. Revenue generated in 2001 from these contracts has been fully eliminated upon consolidation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and notes 2 and 6 of the notes to our consolidated financial statements.

     ANTENNA SATELLITE. We are a party to a programming agreement and a distribution agreement with Antenna Satellite, a company affiliated with Mr. Minos Kyriakou, through 50% indirect share ownership and membership on the board of directors. Under the programming agreement, which has a term ending May 23, 2002, subject to our right to renew for another three years, we provide Antenna Satellite with television programs for broadcast in the United States and Canada, in consideration for a license fee of $9,020 per day for 1998 for 10 hours of programming and $9,020 per day for 1999. On January 1, 2000, the license fee was computed on a total subscriber basis (the total monthly fee ranges from $75,000 to $80,000 in 2000 and $80,000 to $85,000 per month in
2001). We reported revenues under the programming agreement of GRD 306 ($0.8 million) in 2000 and GRD 524 million ($1.4 million) in 2001.

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

     ANTENNA CYPRUS. We are a party to an agreement to provide technical support and television programming to Antenna Cyprus. Our TV Group General Manager in prior years was the General Manager of Antenna Cyprus. The agreement provides for royalty payments equal to a percentage of revenue derived by Antenna Cyprus during broadcasts of programming supplied by us. The royalty payment percentage was:

     o    9% in the period September 1992-1993;

     o    11% in the period September 1994-1997; and

     o    12% from 1998 through the present.

We had revenue from Antenna Cyprus of GRD 752 million ($2.0 million) in 2001. See note 6 of the notes to our consolidated financial statements. We have advanced funds to Antenna Cyprus in prior years of GRD 467 million ($1.2 million) for production. There was NIL balance of advances outstanding at December 31, 2001, comparing to GRD 121 million ($0.3 million) at December 31, 2000. These advances did not bear interest.

     In 2001, we entered into various transactions with related parties:

     RYTHMOS FM. Antenna Radio is party to an agreement with Rythmos FM to provide expertise in production, advertising sales and promotion, and to advise on format, development, direction and timing of programming for Rythmos. Our marketing, sales and programming staffs will advise Rythmos FM on targeting key demographics. We will receive fees equal to 55% of gross revenues of Rythmos FM generated during the next ten years and rental income from the use of our technical equipment. Revenue generated from Rythmos FM in 2001 totaled GRD 22 million ($0.1 million). The Company that owns Rythmos FM is owned by the sister of our Chairman.

     ATHENIAN CAPITAL. During 2000, we purchased in various open market transactions shares of Athenian Capital Holdings S.A. for an aggregate purchase price of GRD 15,543 million ($40.6 million). Athenian is a diversified investment company listed on the Athens Stock Exchange, whose investments include majority investments in three Greek companies. We currently own approximately 14.5% of Athenian's share capital. The value of our investment in Athenian has been adversely impacted in line with the general decline in prices on the Athens Stock Exchange. At December 31, 2000, our investment in Athenian was valued at GRD 4,114 million ($10.7 million) and at December 31, 2001 our investment in Athenian was valued at GRD 2,801 million ($ 7.3 million). We have accounted for this investment on our balance sheet as available-for-sale marketable securities with the unrealized loss, net of tax, being reported in other comprehensive income in shareholders' equity during the year ended December 31, 2000. In 2001, the decline in fair value below cost was judged to be "other than temporary" and the cost basis of the investment was written down by GRD 12,741 million ($33.3 million) and included in the consolidated statements of operations for the year ended December 31, 2001 (see "Item 5 --Operating and Financial Review and Prospects."and note 25 to the Consolidated Financial Statements). On March 5, 2001, we announced that, in order to protect the value of this investment, our Chairman, Mr. Minos Kyriakou, has agreed to underwrite our investment such that in the event that we continue to hold shares in Athenian on December 31, 2003, and the value of the investment on such day (as measured based on average closing prices for the preceding 20 trading days) does not exceed our aggregate purchase price, our Chairman will purchase our entire stake in Athenian for an amount equal to such purchase price. Furthermore, if we elect at any time prior to December 31, 2003 to dispose of the investment, and the sale price at that time is less than our purchase price, our Chairman will pay us the difference between the sale price and our purchase price. In all cases our Chairman will pay these amounts plus interest reflecting our return on bank deposits. We will continue to monitor opportunities to maximize the value of this investment. Our principal shareholders own an additional approximately 15% of Athenian. Our Chairman is also the Chairman of Athenian.

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

     The tables below present, for the periods indicated, the reported high and low quoted closing prices for the ADSs on Nasdaq, the principal trading market. On March 27, 2002, the last reported sale price of our ADSs on Nasdaq was $1.55 per ADS and on the London Stock Exchange was $1.65 per ADS.

                             NASDAQ NATIONAL MARKET

(A)  ANNUAL HIGH AND LOW MARKET PRICES
                                                   NASDAQ PRICE PER ADS
                                                   --------------------
                                                     HIGH        LOW
                                                     ----        ---
                                                           ($)
     1999(1).................................        19 7/8      8 1/2
     2000....................................        26 1/2     12 1/8
     2001....................................        20 1/2      1 7/8

(1) From March 31, 1999, when the ADSs began trading on the Nasdaq.

(B)  QUARTERLY HIGH AND LOW MARKET PRICES
                                                    NASDAQ PRICE PER ADS
                                                    --------------------
                                                      HIGH        LOW
                                                      ----        ---
                                                            ($)
     2000
       First quarter.........................         26 1/2     17 1/8
       Second quarter........................         24 1/8     12 1/8
       Third quarter.........................         24 1/4     14 1/16
       Fourth quarter........................         22 3/4     16
     2001
       First quarter.........................         20 1/2     17 1/16
       Second quarter........................         18 4/5      8 1/16
       Third quarter.........................          8 1/16     3 3/4
       Fourth quarter........................          4 1/2      1 7/8

(C) MONTHLY HIGH AND LOW MARKET PRICES
                                                     NASDAQ PRICE PER ADS
                                                     --------------------
                                                      HIGH        LOW
                                                      ----        ---
                                                            ($)
     2001

       September.............................        5 1/2      3 3/4
       October...............................        4 1/2      3 1/2
       November..............................        4 1/2      3 1/2
       December..............................        3 1/2      1 7/8

     2002
       January...............................        2 3/5      1 1/6
       February..............................       11 1/12     1 2/7


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

     Under the Media Law, no single shareholder may hold more than 25% of our shares, and non-EU ownership of Shares may not exceed 25% of our share capital. See "Item 4.--Information on the Company--Business--Regulation--Ownership" and "Item 3.--Key Information--Risk Factors--Risks related to the ownership of our shares."

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

C.   MATERIAL CONTRACTS

     See "Item 7. Major Shareholder and Related Party Transactions" for a discussion of our agreement with our Chairman concerning our investment in Athenian Capital Holdings S.A.

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

     TAXATION OF DIVIDENDS

     Under Greek law, income before taxes of a SOCIETE ANONYME whose shares are not listed on the Athens Stock Exchange (or ASE) is taxed at a flat rate of 37.5 %, or 35% if it shares are listed on the ASE, with the result that dividends distributed therefrom to shareholders are paid out net of tax. No withholding taxes are imposed by Greece on the payment of dividends on the shares.

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

     In accordance with Greek tax legislation, corporate bonds issued by a corporation registered in Greece enjoy the same treatment to that applying to Greek State bonds. Therefore, interest arising from such bonds is subject to withholding tax at 10%, which extinguishes the tax liability of the individual bond holders in respect of such income. It should be noted that the tax applies to the nominal yield of the bond whereas any capital gains from the trading of the security in the secondary market will not be subject to withholding. The holders of the bonds who are not residents in Greece for tax purposes are exempt from the 10% withholding tax.

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

     A U.S. Holder of a senior note, subject to certain limitations, may elect to include in gross income for federal income tax purposes all interest that accrues on a senior note by using the constant yield method described above. For purposes of the election, interest includes stated and unstated interest, acquisition discount, OID, DE MINIMIS OID, market discount and DE MINIMIS market discount, as adjusted by any amortizable bond premium or acquisition premium. In applying the constant yield method to a senior note with respect to which an election is made, the issue price of the senior note will be equal to the electing U.S. Holder's adjusted tax basis in the senior note immediately after its acquisition and no payments on the senior note will be treated as payments of stated interest. This election generally is applicable only to the senior note with respect to which it is made, must be made for the taxable year in which the U.S. Holder acquires the senior note and will not be revocable without the consent of the Internal Revenue Service. If the election is made with respect to a senior note with amortizable bond premium, the U.S. Holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium held by the electing U.S. Holder as of, or acquired after, the beginning of the taxable year in which the senior note is acquired. Such an election, if made in respect of a market discount bond, will constitute an election to include market discount in income currently on all market discount bonds held by such U.S. Holder. See the discussion under "Premium and Market Discount," below.

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

     CHANGE IN GREEK INCOME WITHHOLDING TAX RATE. The United States Internal Revenue Service could take the position that the possibility that a change in the Greek income withholding tax rate could occur during the term of the senior notes will cause the senior notes to be treated under the rules applicable to contingent payment debt instruments. If such position were successfully asserted, gain realized by a U.S. Holder on the disposition of a senior note would be re-characterized as ordinary income rather than capital gain and, under present law, such gain would be subject to higher United States federal income tax rates in the case of individual U.S. Holders. In addition, although these rules could require a U.S. Holder to include projected amounts in income in advance of the receipt of such amounts, a U.S. Holder would not be entitled to a credit against its United States federal income tax liability or a deduction in computing its United States federal taxable income for such Greek income taxes until such taxes were paid to Greek taxing authorities. The balance of this discussion assumes that the senior notes are not treated as contingent payment debt instruments.

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

     SALE, EXCHANGE OR RETIREMENT OF THE SENIOR NOTES. A U.S. Holder's tax basis in a senior note generally will be its cost, increased by the amount of OID and market discount previously taken into income by the U.S. Holder and decreased by any bond premium amortizable by the U.S. Holder with respect to the senior note and by any payments that are not payments of stated interest. A U.S. Holder generally will recognize gain or loss on the sale, exchange or retirement of a senior note in an amount equal to the difference between the amount of cash plus the fair market value of any property received upon the sale, exchange or retirement (other than any such amount received in respect of accrued interest, which will be taxable as interest if not previously included in income) and the U.S. Holder's adjusted tax basis in the senior note. Gain or loss recognized on the sale, exchange or retirement of a senior note (except to the extent of accrued market discount, which will be taxable as ordinary income) generally will be capital gain or loss. In the case of a non-corporate U.S. Holder, the federal tax rate applicable to capital gains will depend on the holder's holding period for the senior notes, with a preferential rate available for senior notes held for more than one year, and upon the holder's marginal tax rate for ordinary income. The deductibility of capital losses is subject to limitations. Gain realized on the sale, exchange or retirement of a senior note by a U.S. Holder will generally be treated as United States source income. Under current United States temporary Treasury regulations, loss realized by a U.S. Holder on the sale, exchange or retirement of a senior note generally also will be treated as from sources within the United States (with exceptions relating to un-amortized premium, accrued but unpaid interest, offsetting positions and certain other situations).

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

     These reports and other information can also be inspected without charge and copied at established rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices located at 233 Broadway Avenue, New York, New York and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at established rates.

     We will furnish The Bank of New York with annual reports, which will include a description of its business and annual audited consolidated financial statements prepared following US GAAP. We also currently intend to furnish our shareholders with interim reports, which will include unaudited interim consolidated financial information prepared following US GAAP. The Bank of New York has agreed that, upon receipt of these reports, it will promptly mail them to all record holders of ADSs. We will also furnish to The Bank of New York summaries in English or an English version of all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The Bank of New York has agreed that it will, to the extent permitted by law, arrange for the mailing of these documents to record holders of ADSs.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

FOREIGN EXCHANGE RISK MANAGEMENT

     As of January 1, 2002, our functional currency is the Euro. Prior to that date, our functional currency was the drachma. However, certain of our revenue, operating costs and expenses are denominated in currencies other than the drachma or the Euro. Transactions involving other currencies were converted into drachmae (and will be converted into Euro) using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the drachma equivalent (for periods prior to January 1, 2002) using exchange rates in effect at period-end. Non-drachma denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for GRD 2,971 million ($7.8 million) or 5.5 % of total net revenue in 2001 and GRD 5,095 million ($13.3 million), or 9.2%, of total net revenue in 2000. Our non-drachma denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 4.4 % of total net revenue in 2001 and 3.6% of total net revenue in 2000. Non-drachma denominated indebtedness (primarily U.S. dollars and Euros) totaled GRD 81,606 million ($213.2 million) or 100 % of total indebtedness, at December 31, 2001 (including the current portion of long-term debt of GRD 173 million in 2001 versus NIL in 2000), and GRD 33,239 million ($86.8 million), or 100% of total indebtedness, at December 31, 2000. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

     Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue was in drachmae (now in Euro). We expect to increase modestly the level of non-Euro denominated revenue as result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

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

     We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counter party fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counter parties and through internal limits and monitoring procedures.

     We record financial instruments to which we are a party in the balance sheet at fair value.

     The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                                DECEMBER 31, 2000
                                                                -----------------
FINANCIAL INSTRUMENT                                MATURITY (2007)            FAIR VALUE
--------------------                                ---------------        ----------------
                                                   (GRD)         ($)       (GRD)         ($)
                                                                  (IN MILLIONS)
Senior notes due 2007 ($90.3 million)........        34,569       90.3       32,311      84.4
Average interest rate........................             9.4%                   --



                                                                DECEMBER 31, 2001
FINANCIAL INSTRUMENT                                MATURITY (2007)            FAIR VALUE
--------------------                                ---------------          ----------------
                                                   (GRD)         ($)         (GRD)        ($)
                                                                  (IN MILLIONS)
Senior  notes due 2007 ($76.3 million).......        29,204       76.3         25,408      66.4
Average interest rate........................             9.4%                     --



                                                                DECEMBER 31, 2000
FINANCIAL INSTRUMENT                                MATURITY (2008)             FAIR VALUE
--------------------                                ---------------          ---------------
                                                   (GRD)         ($)         (GRD)       ($)
                                                                  (IN MILLIONS)
Senior notes due 2008 ((EURO)0  million).....          0          0            0          0
Average interest rate........................          0                      --



                                                                DECEMBER 31, 2001
FINANCIAL INSTRUMENT                                MATURITY (2008)             FAIR VALUE
--------------------                                ---------------          ----------------
                                                   (GRD)         ($)         (GRD)        ($)
                                                                  (IN MILLIONS)
Senior notes due 2008 ((EURO)150 million)....       51,113       133.5        43,445      113.5
Average interest rate........................            10.20%                   --


     The average interest rate represents the stated interest rate of 9.0 % of senior notes due 2007 in dollars and 9.75% of senior notes due 2008 in Euro, plus amortization of deferred issuance costs.


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

     The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                                              DECEMBER 31, 2000
FINANCIAL INSTRUMENT                                              MATURITY (2007)              FAIR VALUE
--------------------                                              ---------------          ----------------
                                                                 (GRD)         ($)         (GRD)         ($)
                                                                                (IN MILLIONS)
Senior notes due 2007 ($90.3 million)..................            34,569       90.3         32,311       84.4
Average interest rate..................................                 9.4%                     --



                                                                              DECEMBER 31, 2001
FINANCIAL INSTRUMENT                                              MATURITY (2007)              FAIR VALUE
--------------------                                              ---------------          ----------------
                                                                 (GRD)         ($)         (GRD)         ($)
                                                                                (IN MILLIONS)
Senior notes due 2007 ($76.3 million)..................            29,204       76.3         25,408       66.4
Average interest rate..................................                 9.4%                     --



                                                                              DECEMBER 31, 2000
FINANCIAL INSTRUMENT                                              MATURITY (2008)              FAIR VALUE
--------------------                                              ---------------          ----------------
                                                                 (GRD)         ($)         (GRD)         ($)
                                                                                (IN MILLIONS)
Senior notes due 2008 ((EURO)0  million)...................       0             0              0          0
Average interest rate..................................           0                          --



                                                                              DECEMBER 31, 2001
FINANCIAL INSTRUMENT                                              MATURITY (2008)              FAIR VALUE
--------------------                                              ---------------          ----------------
                                                                 (GRD)         ($)         (GRD)         ($)
                                                                                (IN MILLIONS)
Senior notes due 2008 ((EURO)150 million)..................       51,113       133.5       43,445      113.5
Average interest rate..................................                10.20%                 --

     The average interest rate represents the stated interest rate of 9.0 % of senior notes due 2007 in dollars and 9.75% of senior notes due 2008 in Euro, plus amortization of deferred issuance costs.

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

     See pages F1 to F43

ITEM 19. EXHIBITS

     1.1  Articles of Incorporation of Antenna TV S.A. (1)

     2.1 Indenture dated as of August 12, 1997 between Antenna and The Bank of New York, as Trustee (1)

     2.2 Indenture dated as of June 18, 2001 between Antenna and The Bank of New York, as Trustee (2)

     2.3 Form of Deposit Agreement among Antenna, The Bank of New York and the holders from time to time of American Depositary Shares, including Form of American Depositary Receipt (3)

     4.1 Agreement dated June 14, 2001 between Antenna and Mr. Minos Kyriakou relating to Antenna's investment in Athenian Capital Holdings, S.A.

     8.1  List of Subsidiaries

     ------------------
     (1) Incorporated by reference to Registration Statement on Form F-4 (Registration No. 333-7752).

     (2) Incorporated by reference to Registration Statement on Form F-4 (Registration No. 333-65114).

     (3) Incorporated by reference to Registration Statement on Form F-6 (Registration No. 333-10018).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE

Independent Auditors' Report...........................................      F-2

Consolidated Statements of Operations
for the years ended December 31, 1999, 2000 and 2001...................      F-3

Consolidated Balance Sheets as of December 31, 2000 and 2001...........      F-4

Consolidated Statements of Shareholders' Equity
for the years ended December 31, 1999, 2000 and 2001...................      F-6

Consolidated Statement of Cash Flows
for the years ended December 31, 1999, 2000 and 2001...................      F-7

Notes to Consolidated Financial Statements.............................      F-8

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Antenna TV S.A.


We have audited the accompanying consolidated balance sheets of Antenna TV S.A. and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Antenna TV S.A. and its subsidiaries as of December 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with generally accepted accounting principles in the United States.


/s/ KPMG


Athens, Greece
February 28, 2002

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED DECEMBER 31, 1999, 2000, 2001
      (IN THOUSANDS OF DRACHMAE AND US DOLLARS, EXCEPT EARNINGS PER SHARE)

                                                                            YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------------------------
                                            NOTES          1999           2000            2001            2001
                                            -----          ----           ----            ----            ----
                                                          (GRD)           (GRD)           (GRD)            ($)
Advertising revenue................                       35,126,406     39,590,700      38,690,330         101,064
Related party revenue..............           6            2,005,550      1,653,057       1,971,157           5,149
Publication revenue................                        1,805,768      7,706,182       6,952,161          18,160
Other revenue......................         2, 23            842,397      6,314,862       6,255,662          16,340
                                                          ----------     ----------      ----------      ----------
Total net revenue..................           31          39,780,121     55,264,801      53,869,310         140,713
                                                          ----------     ----------      ----------      ----------
Cost of sales......................                        7,976,394     16,253,580      21,570,289          56,344
Selling, general and
     administrative expenses.......                        4,780,493      7,197,228       9,538,888          24,917
Amortization of programming costs..           8           12,095,871     13,571,549      14,906,626          38,938
Depreciation and amortization......       9, 10, 11          852,561      1,418,849       2,637,500           6,889
                                                          ----------     ----------      ----------      ----------
Operating income...................                       14,074,802     16,823,595       5,216,007          13,625
Interest expense, net..............   2, 13, 14, 15, 16   (2,699,564)    (3,306,297)     (6,351,421)        (16,591)
Foreign exchange (losses), net.....           24          (1,973,089)    (2,984,412)     (1,717,631)         (4,487)
Equity in net income (loss) in
     unconsolidated affiliate......           7               24,680          2,287          (1,567)             (4)
Related party commission income....           6              434,534         47,875              --              --
Other income (expense), net........           25           1,529,045       (435,060)    (12,918,460)        (33,744)
Minority interest in (income) loss
     of consolidated entities......                          (58,119)       (85,313)        485,046           1,267
                                                          ----------     ----------      ----------      ----------
Earnings (loss) before income taxes                       11,332,289     10,062,675     (15,288,026)        (39,934)
Provision (benefit) for income
     taxes.........................           18           4,570,336      3,011,400      (4,824,406)        (12,602)
                                                          ----------     ----------      ----------      ----------
Earnings before extraordinary gain
     and change in accounting
     principle.....................                        6,761,953      7,051,275     (10,463,620)        (27,332)
Extraordinary gain on repurchase
     of Senior Notes (net of
     income taxes of GRD 83,244
     and GRD 68,296)...............           14                  --        124,867         113,845             297
Cumulative effect of a change in
     accounting principle (net of
     income taxes of GRD 118,181)..           2                                  --        (196,969)           (514)
                                                          ----------     ----------      ----------      ----------
Net income (loss)..................                        6,761,953      7,176,142     (10,546,744)        (27,549)
                                                          ==========     ==========      ==========      ==========
Basic and diluted earnings (loss)
     per share before
     extraordinary gain and
     cumulative effect of the
     change in accounting principle           2                354.4          355.2          (527.1)           (1.4)
                                                          ==========     ==========      ==========      ==========
Basic and diluted earnings per
     share on extraordinary gain
     on repurchase of Senior Notes.                               --            6.3             5.7              --
                                                          ==========     ==========      ==========      ==========
Basic and diluted (loss) per share
     of change in accounting
     principle.....................                                             --             (9.9)             --
                                                          ==========     ==========      ==========      ==========
Basic and diluted earnings (loss)
     per share.....................           2                354.4          361.5          (531.3)           (1.4)
                                                          ==========     ==========      ==========      ==========

     Exchange rate for the convenience translation of the December 31, 2001 balances is GRD 382.83 to $ 1.00

The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 2001
                    (IN THOUSANDS OF DRACHMAE AND US DOLLARS)


                                     ASSETS

                                                                                 DECEMBER 31,
                                                              --------------------------------------------
                                                  NOTES            2000               2001            2001
                                                  -----            ----               ----            ----
                                                                  (GRD)              (GRD)             ($)
CURRENT ASSETS:
   Cash and cash equivalents............                       8,426,343         35,641,773         93,101
   Marketable equity securities.........            7          4,113,740          2,801,361          7,318
   Restricted cash......................                         251,184             15,141             40
   Accounts receivable, less allowance
        for doubtful accounts of
        GRD 1,604,281 in 2000 and
        GRD 1,918,985 in December 2001..            4         24,931,314         26,956,732         70,414
   Inventories..........................            5            703,847            739,922          1,933
   Due from related parties.............            6          4,200,857          6,351,191         16,590
   Advances to related parties..........            6            335,194            984,122          2,571
   Advances to third parties............                       3,515,043          3,390,454          8,856
   Deferred tax assets..................           18                 --            586,106          1,531
   Prepaid expenses and other current
        assets..........................                         381,722            163,831            428
   Income and withholding tax advances..                       1,157,072            704,527          1,840
                                                               ---------            -------          -----
      Total current assets..............                      48,016,316         78,335,160        204,622
                                                              ----------         ----------        -------

Investments.............................            7              7,610          4,611,949         12,047
Property and equipment, net.............            9          7,302,374          8,375,154         21,877
Broadcast, transmission and printing
     equipment under capital leases, net           10          1,390,750          1,621,894          4,237
Deferred charges, net...................            2          1,213,055          2,455,956          6,415
Programming costs.......................            8         26,708,287         28,697,791         74,962
Due from related party..................            6          3,573,606          3,835,336         10,018
Advances to related parties.............            6            201,257             52,178            136
Goodwill and other intangible assets,
     net................................          2, 11        2,293,163          2,234,650          5,837
Deferred tax assets.....................           18          1,473,649          1,924,561          5,027
Other assets............................           12          3,107,763          3,134,856          8,189
                                                               ---------          ---------          -----
      Total assets......................                      95,287,830        135,279,485        353,367
                                                              ==========        ===========        =======

     Exchange rate for the convenience translation of the December 31, 2001 balances is GRD 382.83 to $ 1.00

The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2000 AND 2001
                    (IN THOUSANDS OF DRACHMAE AND US DOLLARS)

                       LIABILITIES & SHAREHOLDERS' EQUITY

                                                                                 DECEMBER 31,
                                                                --------------------------------------------
                                                  NOTES           2000               2001               2001
                                                  -----           ----               ----               ----
                                                                 (GRD)              (GRD)               ($)
CURRENT LIABILITIES:
   Bank overdrafts and short-term
        borrowings.......................          13           13,297,921          5,960,200        15,569
   Current portion of obligations under
        capital leases...................          16              307,972            353,928           925
   Current portion of long-term debt.....          15                   --            173,265           452
   Trade accounts, notes and cheques
        payable..........................                        9,838,473          8,901,595        23,252
   Program license payable...............                        1,968,949          4,477,647        11,696
   Customer advances.....................                          432,276            265,982           695
   Payable to related parties............           6                   --              1,592             4
   Accrued interest......................        13, 14          1,252,434          3,819,317         9,977
   Accrued expenses and other current
        liabilities......................          17            4,144,440          5,124,741        13,386
   Income taxes payable..................          18            1,824,823            660,434         1,725
   Deferred tax liability................          18              839,761            860,501         2,248
   Current portion of other long-term
        liability........................          19              559,483                 --            --
                                                                ----------         ----------        ------
      Total current liabilities..........                       34,466,532         30,599,202        79,929
                                                                ----------         ----------        ------

LONG-TERM LIABILITIES:
   Senior Notes..........................          14           32,633,513         80,316,687       209,797
   Long-term debt .......................          15                   --            199,850           522
   Long-term obligations under capital
        leases...........................          16              605,239            916,028         2,393
   Payable to related parties............           6              185,000            135,000           353
   Employee retirement benefits..........          20              541,043            517,130         1,351
   Long-term provisions..................          30              253,249            166,162           434
                                                                ----------         ----------        ------
      Total liabilities..................                       68,684,576        112,850,059       294,779
                                                                ----------         ----------        ------

Minority interests.......................                          736,282            251,236           656
                                                                ----------         ----------        ------

SHAREHOLDERS' EQUITY:
   Share capital.........................          21            1,984,944          1,984,944         5,185
   Additional paid--in capital............         21           28,714,904         28,714,904        75,007
   Retained earnings accumulated (deficit)                       2,024,754         (8,521,990)      (22,261)
   Accumulated other comprehensive (loss)                       (6,857,630)               332             1
                                                                ----------         ----------        ------
      Total shareholders' equity.........                       25,866,972         22,178,190        57,932
                                                                ----------         ----------        ------
Commitments and contingencies............        29, 30                 --                 --            --
   Total liabilities and shareholders'
        equity...........................                       95,287,830        135,279,485       353,367
                                                                ==========        ===========       =======

     Exchange rate for the convenience translation of the December 31, 2001 balances is GRD 382.83 to $ 1.00

The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                           (IN THOUSANDS OF DRACHMAE)

                                                         ACCUMULATED (DEFICIT) RETAINED EARNINGS
                              --------------------------------------------------------------------------------------------------
                                                   LEGAL, TAX   ACCUMULATED            ACCUMULATED
                                       ADDITIONAL   FREE AND    (DEFICIT)                 OTHER
                               SHARE    PAID--IN     OTHER      RETAINED               COMPREHENSIVE                COMPREHENSIVE
                              CAPITAL    CAPITAL    RESERVES    EARNINGS     TOTAL     INCOME (LOSS)  GRAND TOTAL    INCOME(LOSS)
                              -------    -------    --------    ---------    ------     -------------  -----------    ------------
BALANCE, DECEMBER 31, 1998. 1,676,944   3,752,500  2,624,187  (14,537,528) (11,913,341)          --    (6,483,897)           --
Net income for the year            --          --         --    6,761,953    6,761,953           --     6,761,953            --
Issuance of 3,080,000
     common shares .......    308,000  24,962,404         --           --           --           --    25,270,404            --
Transfer of statutory
     earnings to
     legal, tax free
     and other reserves ..         --          --     228,418    (228,418)          --           --            --            --
                            ---------  ----------   ---------   ---------    ---------     --------    ----------     ---------
BALANCE DECEMBER 31, 1999.. 1,984,944  28,714,904   2,852,605  (8,003,993)  (5,151,388)          --    25,548,460            --
Net income for the year            --          --          --   7,176,142    7,176,142           --     7,176,142     7,176,142
Unrealized loss on
     available for
     sale equity
     securities, net
     of GRD 4 571 596
     tax benefit..........                                                               (6,857,395)   (6,857,395)   (6,857,395)
Currency translation
     adjustment...........         --          --          --          --           --         (235)         (235)         (235)
                                                                                                                     -----------
Total comprehensive
     income...............         --          --          --          --           --           --            --       318,512
                                                                                                                     ===========
Transfer of statutory
     earnings to
     legal, tax free
     and other reserves ..         --          --     252,709    (252,709)          --           --            --
                            ---------  ----------   ---------   ---------    ---------    ---------    ----------    -----------
BALANCE DECEMBER 31, 2000.. 1,984,944  28,714,904   3,105,314  (1,080,560)   2,024,754   (6,857,630)   25,866,972
Net (loss) for the year            --          --          -- (10,546,744) (10,546,744)          --   (10,546,744)  (10,546,744)
Realization of other
     than temporary
     loss of
     marketable equity
     securities...........                                                                6,857,395     6,857,395     6,857,395
Currency translation
     adjustment...........         --          --          --          --          --           567           567           567
                                                                                                                           ---
Total comprehensive
     income (loss)........         --          --          --          --          --                         --     (3,688,782)
                                                                                                                     ==========
Transfer of statutory
     earnings to
     legal, tax free
     and other reserves ..         --          --     191,675    (191,675)         --           --            --
                            ---------  ----------   ---------  -----------  ----------    --------    ----------
BALANCE DECEMBER 31, 2001.. 1,984,944  28,714,904   3,296,989 (11,818,979) (8,521,990)         332    22,178,190
                            =========  ==========   =========  ===========  ==========    ========    ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000 AND 2001
                    (IN THOUSANDS OF DRACHMAE AND US DOLLARS)

                                                                         YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------------
                                                            1999           2000            2001          2001
                                                            ----           ----            ----          ----
                                                           (GRD)           (GRD)          (GRD)           ($)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss).............................       6,761,953      7,176,142     (10,546,744)     (27,549)
   Adjustments to reconcile net income to net
        cash.....................................
   Extraordinary gain from repurchase of Senior
        Notes....................................              --       (124,867)       (113,845)        (297)
   Cumulative effect of a change in accounting
        principle................................              --             --         196,969          515
   Deferred income taxes.........................       4,380,122        772,410      (5,469,693)     (14,288)
   Minority interest on acquired entities........          58,119         85,313        (485,046)      (1,267)
   Equity in net loss (income) of unconsolidated
        affiliate................................         (24,680)        (2,287)          1,567            4
   Amortization of debt issuance expenses........         226,731        218,982         451,006        1,178
   Amortization of premium on foreign exchange
        contract and loss option.................       1,224,719             --              --
   Write down in marketable equity securities....              --             --      12,741,370       33,282
   Depreciation of property and equipment and
        capital leases and amortization of
        programming costs, goodwill and other
        intangibles..............................      12,984,432     14,990,398      17,544,126       45,827
   Provision for other long-term liabilities.....          37,000        112,979              --           --
   Provision for employee retirement benefits....          56,000         70,000          82,000          214
   Change in current assets and liabilities
      (Increase) in accounts and other receivable      (1,005,224)    (2,476,587)     (1,966,828)      (5,138)
      (Increase) in due from/to related parties..        (848,743)    (1,173,641)     (2,960,322)      (7,733)
      (Increase) in programming costs............     (13,204,588)   (17,063,658)    (16,836,531)     (43,979)
      Decrease (increase) in prepaid and licensed
          programming expenditures...............         514,877     (3,739,338)       (374,947)        (979)
      Increase (decrease) in trade accounts,
          notes and cheques payable..............         665,373       (194,873)     (1,000,073)      (2,612)
      (Decrease) increase in licensed program
          payable................................         (68,375)      (569,996)      2,508,698        6,553
      (Increase) in inventories..................         (99,102)      (265,316)        (36,075)         (94)
      (Decrease) increase in customer advances...        (142,762)       104,906        (166,294)        (434)
      (Decrease) increase in accrued expenses
          and other liabilities..................      (6,901,883)    (1,261,247)      2,627,461        6,863
      Increase (decrease) in income taxes payable         131,417      1,440,583      (1,164,389)      (3,042)
      Other, net.................................        (375,726)    (2,780,116)        816,693        2,133
                                                         --------     ----------         -------        -----
      Total adjustments..........................      (2,428,293)   (11,856,355)      6,395,847       16,706
                                                       ----------    -----------       ---------       ------
Net cash provided (used) in operating activities.       4,333,660     (4,680,213)     (4,150,897)     (10,843)
                                                        ---------     ----------      ----------      -------
CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition and right of acquisition of
     businesses, net of cash.....................     (11,160,154)    (5,468,876)     (4,611,905)     (12,047)
   Acquisition of marketable equity securities...              --    (15,542,731)             --           --
   Dividends received............................          38,579         70,890              --           --
   Purchase of assets under capital leases.......              --             --        (570,088)      (1,489)
   Purchase of fixed assets......................        (915,627)    (3,687,890)     (2,918,734)      (7,624)
                                                         --------     ----------      ----------       ------
Net cash (used) in investing activities..........     (12,037,202)   (24,628,607)     (8,100,727)     (21,160)
                                                      -----------    -----------      ----------      -------
CASH FLOW FROM FINANCING ACTIVITIES
   Issuance of common shares.....................      25,270,404             --              --           --
   Proceeds from Senior Notes....................              --             --      51,112,500      133,512
   Debt issuance costs...........................              --             --      (1,856,195)      (4,849)
   Proceeds from long-term debt..................              --             --         334,126          873
   Redemption of Senior Notes....................      (1,185,994)    (7,055,210)     (4,910,752)     (12,827)
   (Decrease) increase in bank overdrafts and
        short term borrowings, net...............        (487,604)    10,019,810      (7,337,721)     (19,168)
   (Increase) decrease in restricted cash........        (425,266)       174,082         236,043          617
   Increase in lease obligation..................                                        570,088        1,489
   Repayments of capital lease obligations.......        (116,928)      (177,616)       (313,343)        (818)
                                                         --------       --------        --------         ----
Net cash provided by financing activities........      23,054,612      2,961,066      37,834,746       98,829
                                                       ----------      ---------      ----------       ------
Effect of exchange rate changes on cash..........       5,120,825      3,001,935       1,632,308        4,264
Increase (decrease) in cash......................      20,472,075    (23,345,819)     27,215,430       71,090
Cash at beginning of year........................      11,300,087     31,772,162       8,426,343       22,011
                                                       ----------     ----------       ---------       ------
Cash at end of period............................      31,772,162      8,426,343      35,641,773       93,101
                                                       ==========      =========      ==========       ======
Supplemental disclosure of cash flow information.
   Cash paid for interest........................       3,380,494      3,991,294       3,983,698       10,406
   Cash paid for income taxes....................              --        789,029         387,867        1,013

     Exchange rate for the convenience translation of the December 31, 2001 balances is GRD 382.83 to $ 1.00

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

     Until September 1, 1998 the principal activities included sale of advertising spots on television (see below). After September 1, 1998 the consolidated financial statements include the results of other businesses. See acquisitions of entities under common control.

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

ACQUISITIONS OF ENTITIES  UNDER COMMON CONTROL

     On May 6, 1999 the Company acquired the following interests: a 51% interest in Audiotex S.A. ("Audiotex"), a company that generates revenue from the sale of audiotext (for a purchase price of $7.25 million); a 99.97% interest in Antenna R.T. Enterprises ("Antenna Radio"), which owns Antenna FM (97.1 FM), a combination news/talk and music radio station serving the greater Athens area (for a purchase price of $16.25 million plus the assumption of approximately $5.2 million of indebtedness); a 100% interest in Antenna Spoudastiki Ltd. ("Antenna Spoudastiki"), which operates a training centre for journalists and other media personnel (for a purchase price of $6.0 million); and a 100% interest in Pacific Broadcast Distribution Ltd.. ("Pacific Broadcast"), which rebroadcasts the Company's programming in Australia through a joint venture (for a purchase price of $3.5 million). Each of the companies whose interests were acquired was previously affiliated with or controlled by members of the family of Mr. Minos Kyriakou, the Company's Chairman.

     These business combinations were among companies under common control and have been accounted for "as if" a pooling of interest had occurred for periods subsequent to September 1, 1998, the date that the companies came under common control for accounting purposes. Accordingly, the balance sheet, as at December 31, 1998 and the consolidated statements of operations, cash flows and shareholders' equity for the year ended December 31, 1998 have been restated. Because the business combinations are among companies under common control they have been consolidated based upon their value and historical results of operations, respectively. The cash amounts paid for the companies acquired , in excess of their book values, have been treated as a dividend to the selling shareholders.

     The total purchase price of all the businesses amounting to $38.2 million, comprised of cash consideration of $33.0 million and the assumption of $5.2 million of debt. The total cash purchase price of GRD 10,040 million exceeded the book value of the acquired companies by GRD 11,969 million, resulting in a deemed dividend to the shareholders.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

ACQUISITIONS OF UNRELATED BUSINESSES

     i) YEAR ENDED DECEMBER 31, 1999

     On October 27, 1999, Antenna TV purchased a 51% interest in Daphne Communications S.A. ("Daphne"), a Greek publishing company, for a total consideration of GRD 1,210 million. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on fair value GRD 300 million has been allocated to net tangible assets, GRD 200 million to magazine rights and GRD 787 million to goodwill. On a pro forma basis, reflecting this acquisition as if it had taken place at the beginning of the 1999 year and after giving effect to adjustments recording the acquisitions, unaudited net revenues, net earnings and basic and diluted earnings per share would have been GRD 46,490,693, GRD 6,313,429 and GRD 318.6, respectively. These pro forma results are not indicative of either future performance or actual results which would have occurred had these acquisitions taken place at the beginning of the respective period.

    ii) YEAR ENDED DECEMBER 31, 2000

     On February 7, 2000 Antenna TV acquired the remaining 49% interest in Audiotex that it did not already own from Legion International S.A., a Lagardere Group company, for total consideration of GRD 55 045 and an increase in the royalty fee to Legion International S.A. from 7.5% to 12.0% of Audiotex's annual revenue for 10 years. The term of the amended royalty agreement is from January 1, 2000 to January 1, 2010. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. The Company has recorded the total consideration to date of GRD 172,116 which has been allocated to goodwill and other intangibles during the year ended December 31, 2001. The incremental increase in the royalty payment of 4.5% for the next 5 years and the payment of 12% royalty for an additional five years, represents the additional consideration payable for the acquired interest and will be recorded as additional element of the cost of the acquired entity, and will be amortized over 10 years. Audiotex's revenues for the year ended December 31, 2001 amounted to GRD 1,940 million. Assuming the revenues remained the same over the remaining years the additional consideration paid would be approximately GRD 1,513 million. However, the ultimate amount to be paid will only be determined at the end of each period. The additional elements of cost are recorded when the contingency is resolved and the consideration is issuable.

     In August 2000, Antenna TV became a 40% shareholder in a newly established company, Antenna Optima S.A. whereby GRD 8 million was contributed as an initial investment. This investment is accounted for by the equity method as Antenna TV does not own a controlling interest.

     On August 4, 2000, the Company acquired interests in three Bulgarian media companies for total consideration including related expenses of GRD 1,368 million. The acquisition includes a 100% interest in Nova Television AD a 100% interest in Multimex I.D. AD and a 92% interest in Radio Express. In November 2000, an additional 7% interest in Radio Express was purchased for GRD 11,988. In 2001, the remaining 1% interest was purchased for Bulgarian Levy of 23,000 (GRD 4 million). This acquisition was accounted for using the purchase method and, accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the dates of acquisition. Based on fair value, GRD 1,356 million has been allocated to goodwill.

     On October 9, 2000, the Company acquired a 100% interest in Part Time S.A. for total cash consideration of GRD 883.4 million. This acquisition was accounted for using the purchase method and, accordingly, net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on fair value, GRD 644.6 million has been allocated to land and GRD 53.3 million to goodwill.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

     On a pro forma basis, reflecting the acquisitions of the three Bulgarian media companies and Part Time S.A. as if they had taken place at the beginning of the year, and after giving effect to adjustments recording the acquisitions, unaudited net revenues, net earnings and basic and diluted earnings per share would have been GRD 56,030 million, GRD 7,112 million and GRD 358.3, respectively. These pro forma results are not indicative of either future performance or actual results which would have occurred had these acquisitions taken place at the beginning of the respective period.

     iii)  YEAR ENDED DECEMBER 31, 2001

     In January 2001, the Company acquired a 51% interest in Blues Hall EPE for cash consideration of GRD 6.1 million. This acquisition was accounted for using the purchase method and, accordingly, the net assets acquired have been recorded at their fair value and the results of operations included from the date of acquisition. Based on estimates of fair value, GRD 313.6 million has been allocated to goodwill.

     In May 2001, the Company commenced its Internet activities/services and became a 99.9% shareholder in a newly established company, Antenna Internet S.A., with an initial investment of GRD 20 million.

     The Company has an agreement with Cosmote, a mobile telephone company and a subsidiary of Hellenic Telecommunications Organization (OTE), to offer content for mobile--based value added services. Under the agreement, Antenna provides infotainment services, such as news information, sports results and horoscopes, to Cosmote's subscribers. Antenna has also signed a memorandum of understanding to offer content to Cosmote's mobile phone subscribers for SMS services, such as news alerts and message services (including voting capabilities) concerning BIG BROTHER.

     In January 2001, the company entered into an agreement with Stet Hellas, a subsidiary of Telestet, an Italian telecommunications company, to deliver content to Stet Hellas' mobile phone subscribers using wireless application protocol services. An agreement also exists to offer content to Stet Hellas' mobile phone subscribers for SMS services, such as news alerts and message services (including voting capabilities) concerning BIG BROTHER.

     In October 2001, an agreement was signed with Vodafon/Panafon, a mobile telephone company, to offer content to their mobile phone subscribers for SMS services, such as news alerts and message services (including voting capabilities) concerning BIG BROTHER.

     In the fourth quarter of 2001, Antenna Internet became a shareholder (80% interest) in VIPS 24, a newly established company, for an initial investment of GRD 16 million. VIPS 24 is fully consolidated with Antenna Internet.

     In the third quarter of 2001, the Company became a shareholder (75% interest) in a newly established music recording company, Heaven Music S.A., and GRD 15 million was contributed as an initial investment.

     In the third quarter of 2001, the Company became a 100% shareholder in a newly established company Antenna Pay TV Ltd, which in turn owns 100% of Antenna Gold Ltd and CYP 5,000 was contributed as an initial investment. The activities of Antenna Pay TV and Antenna Gold have not yet commenced

     On October 8, 2001 the Company completed its acquisition of a 5% interest in NetMed NV, the pay television platform of MIH Limited in Greece and Cyprus (acquiring 622 Class E shares) for cash consideration of $ 12.3 million. This investment has been accounted for at cost. The Company has the option to acquire an additional 10% interest within two years from closing at the fair market value.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

     Pursuant to the Channel Distribution Agreement, Antenna has agreed to license to the NetMed group of companies in Greece and Cyprus certain television channels via pay television systems for a period of 5 years. Initially, Antenna will license within 2002 a twenty four hour television channel called "Antenna Gold". Antenna expects to generate a revenue based on a fee per subscriber once the channel is launched.

     In October 2001, Antenna TV and MultiChoice Hellas concluded an agreement under which Antenna TV assigned the right to distribute BIG BROTHER to MultiChoice Hellas through a channel on the Nova bouquet. The right expired on December 31, 2001. During the period of the agreement Antenna received a fee related to the number of new subscribers.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

     In July 2001, the FASB issued Statement No. 141, BUSINESS COMBINATIONS, and Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG--LIVED ASSETS AND FOR LONG--LIVED ASSETS TO BE DISPOSED OF. Statement 141 is effective immediately, except with regard to business combinations initiated prior to July 1, 2001, which it expects to account for using the pooling--of--interests method and Statement 142 is effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre--Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142.

     Statement 141 will require upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

     In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

     As of the date of adoption, the Company expects to have unamortized goodwill and other intangible assets of approximately GRD 2,234,650 all of which may be subject to the transition provision of Statements 141 and 142. The related amortization expense totaled GRD 168,868 and GRD 459,871 for the years ended December 31, 2000 and 2001, respectively.

     Impairment losses, if any, from the initial application of these statements will be reported as a cumulative effect change in accounting principle, net of tax. The Company has not yet determined the impact that these statements will have on its consolidated financial statements.

         PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENT

     The consolidated financial statements of the Company include all of its significant majority--owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

     Investments in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of GRD 20 million, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method. Under the equity method, only Antenna's investment in and amounts due to and from the equity investee are included in the consolidated balance sheet and only Antenna's share of the investee's earnings is included in the consolidated operating results.

     Investments in companies in which Antenna does not have a controlling interest, or an ownership and voting interest so large as to exert significant influence, are accounted for at market value if the investments are publicly traded. If the investment is not publicly traded then the investment is accounted for at cost.

     Marketable equity securities are classified as "available--for--sale", and are recorded at fair value with unrealized gains and losses net--of--tax, included in stockholders' equity under other comprehensive income (loss) until the investment is sold, at which time the realized gain or loss is included in income. Dividends and other distributions from both market--value and cost--method investments are included in income when declared.

     The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write--down is included in the consolidated statements of operations.

USE OF ESTIMATES

     The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the preparation of the accompanying consolidated financial statements include management's forecast of anticipated revenues and cash flows from the sale of future and existing advertising

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

revenues associated with its programming and music related products in order to evaluate the ultimate recoverability of programming costs, artist and author advances which are recorded as assets in the consolidated balance sheet. Significant estimates and assumptions are also used in the amounts reflected as allowance for doubtful accounts, contingencies, including tax contingencies, deferred tax assets, and discounting of long-term receivables. Management periodically reviews these estimates and management's assessment of recoverability may change based on actual results.

     The Company refers receivable balances that exceed their credit terms to a lawyer for collection. Management, in conjunction with input from their lawyer, provides an allowance for the estimated amount of doubtful accounts. Periodically, the Company writes--off balances that are deemed to be uncollectible.

FOREIGN CURRENCY TRANSLATION

     Prior to January 1, 2002, the Company's functional currency was the drachma. Since January 1, 2002, the Company's functional currency is the Euro. Transactions involving other currencies were converted into drachmae (will be converted into Euro) using the exchange rates in effect at the time of the transactions. Monetary assets and liabilities which are denominated in other currencies are stated at the Greek drachma equivalent prevailing at year--end. Gains and losses resulting from foreign currency remeasurements are reflected in the accompanying consolidated statements of operations. Gains and losses resulting from the translation of financial statements are components of other comprehensive earnings.

REVENUE

     The Company's primary source of revenue is the sale of advertising time. Advertising revenue is recognized in the period that the spots are aired.

     The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements, in December 1999. SAB 101 summarizes certain of the SEC staff's views in applying US generally accepted accounting principles to revenue recognition in financial statements. During the fourth quarter of 2000, the Company performed a review of its revenue recognition policies and believes that the Company is in compliance with SAB 101.

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

     Revenue from magazine sales, compact discs, DVDs and cassettes, less provisions for returns, are recorded at the time of shipment.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

     Revenue earned from infomercial services (included in other revenue) is recognized as revenue in the period that the infomercial services are rendered.

     Revenue earned from direct marketing and telemarketing (included in other revenue) is recognized as revenue when the products are shipped or the services are rendered.

     Revenue from providing content to mobile telephone subscribers for SMS/WAP services such as political, economic and sporting news, horoscopes, sport results and message services (including voting capabilities) concerning Big Brother, in exchange for a fee are recognised as revenue when the services are rendered. Revenue earned from web site updates in exchange for a fee are recognised when the services are rendered.

     Revenue earned from Internet, based advertising services is recognized as revenue in the period that the advertising messages appear.

     The Company follows the Emerging Issues Task Force (EITF) 99--19 Reporting Revenue Gross as a Principal versus Net as an Agent. The Company in assessing whether revenue resulting from sales over the Internet are to be reported gross or net considers the following factors: the Company acts as a principal in the transaction; the Company takes title to the goods; the Company has the risks and rewards of ownership; and the Company acts as an agent/broker.

     Revenue from theatre ticket sales (included in other revenue) is recognized as revenue when the tickets are sold and the theatrical production is exhibited.

DEFERRED CHARGES

     The expenses incurred in connection with the issuance and distribution of the 9% Senior Notes due 2007 issued on August 12, 1997 (the "2007 Notes") (see
Note 14), were capitalized and are amortized on a straight line basis over the term of the 2007 Notes. The expenses incurred in the connection with issuance and distribution of the 9 3/4% Senior Notes due 2008, issued on June 18, 2001 (the "2008 Notes") were capitalized and are being amortized over the term of the 2008 Notes. Amortization for the years ended December 31, 1999, 2000 and 2001 totaled GRD 226,731, GRD 218,982 and GRD 451,006 respectively, and is included in interest expense in the accompanying consolidated statements of operations.

COMPREHENSIVE INCOME (LOSS)

     Comprehensive income (loss) is comprised primarily of gains and losses arising on the translation of foreign currency financial statements and also includes unrealized gains and losses on certain available for sale investments, net of tax.

PROGRAMMING COSTS

     Programming costs include produced programming and programming produced under contract with third--party production companies, licensed program rights and rights to sporting events.

     During the first quarter of 2001, the Company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 00--2 "Accounting by Producers on Distributors of Films". SOP 00--2 established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television productions to be expensed as incurred. It also requires certain indirect overhead costs to be charged directly to expense instead

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

of being capitalized to film costs, and all film costs to be classified on the balance sheet as non current assets. The amortization of programming costs, excluding licensed program rights, are amortized to operations using the same ratio of current period's actual revenue bears to estimated unrecognized ultimate revenue. The amortization of programming costs, excluding licensed program rights, are charged to operations using the ratio of current period's gross revenue to estimated gross revenue to be derived from all sources. The amortization rates used for periods after actual gross revenue have been received are based on estimates and are reviewed periodically and revised when necessary to reflect historical patterns. Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of the delivery of the first episode, or if still in production, five years from the date of delivery of the most recent episode. Amortization of programming costs commences when the program is released and it begins to recognize revenue from that program. Estimates of future revenues are reviewed periodically to the extent that these estimates are revised, the amortization of programming costs is adjusted accordingly. The Company for the year ended December 31, 2001 recorded a one--time after-tax charge for the initial adoption of the standard of GRD 196,969. This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations.

     Produced programming includes talk shows, dramas, situation comedies, soap operas, sporting events and game shows. The related produced programming costs consist of direct production and production overhead.

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

     Licensed program rights are amortized to expense based on broadcasts.

WEB SITE DEVELOPMENT EXPENSES

     Web site development expenses relate to the development of new online services and consist principally of costs for content, employee compensation/training and services for research and implementations planning. The Company follows Financial Accounting Standards Board Emergency Issues Task Force (EITF) Issue No. 00--2, Accounting for Web Site Development costs, which requires certain costs to develop Web sites be capitalized or expensed, depending on the nature of the costs. During the year ended December 31, 2001, Web site development costs expensed amounted to GRD 417,958. No such costs were incurred for the year ended December 31, 2000 as the Company commenced Internet related activities in 2001.

ADVERTISING

     In accordance with SOP 00--2 the Company expenses advertising costs for television productions.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

CASH AND CASH EQUIVALENTS

     The Company considers cash or cash equivalents to be highly liquid investments such as cash, time deposits and certificates with original maturities of three months or less.

INVENTORIES

     Inventories are valued at the lower of cost (weighted--average) or net realizable value.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, less accumulated depreciation. Major renewals and improvements that extend the useful life of an asset are capitalized. Maintenance and repairs which do not improve or extend the lives of the respective assets are expensed when incurred.

     Depreciation of property and equipment are calculated on the straight--line basis over the estimated useful lives of the assets (see Note 9).

BROADCASTING, TRANSMISSION AND PRINTING EQUIPMENT UNDER CAPITAL LEASES

     Broadcasting equipment under capital leases is stated at the present value of the future minimum lease payment at the inception of the lease, less accumulated depreciation.

     Equipment under capital leases is depreciated over its estimated useful life (see Note 10).

GOODWILL AND OTHER INTANGIBLE ASSETS, NET

     Goodwill and other intangible assets, net are composed of magazine rights, as well as the excess of costs over the fair value of net assets of acquired businesses. The excess of cost over the fair value of the business acquired is amortized on a straight--line basis over 5 to 20 years. Other acquired intangibles are amortized on a straight -line basis over their estimated useful lives, not in excess of five years. The Company continually evaluates the recoverability of its intangible assets to determine whether current events or circumstances warrant adjustments to the carrying value. Such evaluation may be based on current and projected income and cash flow from operations of related businesses on an undiscounted basis as well as other economic and market variables.

ADVANCES TO THIRD PARTIES

     The Company makes payments to artists, producers and script writers for services in connection with future programs and promotions. The company also pays royalties in advance to recording artists (see Recording Artist Compensation Costs). Such payments are included in production costs or expensed when services have been rendered.

RECORDING ARTIST COMPENSATION COSTS

     Royalties earned by artist, as adjusted for anticipated returns, is charged to expense in the period in which the sale of the record, compact disc, DVD takes place.

     Royalties paid in advance to recording artists is shown as an asset only if past performance and current popularity provide a sound basis for estimating the recoverability of the advance.

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

BARTER TRANSACTIONS

     Barter transactions represent non-cash transactions in which the Company sells advertising time or space to a third party in return for goods, services or assets (including rights to sporting events). These transactions are accounted for on the basis of the fair market value of the goods, services or assets received or advertising surrendered, whichever is more readily determinable. During the years ended December 31, 1999, 2000 and 2001 net revenue derived from barter transactions amounted to GRD 309,919, GRD 108,940 and GRD 484,057, respectively.

     The Company's major source of revenue is derived in Greece (see Note 31).

CONCENTRATION OF CREDIT RISK

     Concentration of credit risks with respect to current trade accounts, are managed as the Company obtains letters of guarantee from banks to support receivable balances. At December 31, 2000 and 2001, the Company had obtained letters of guarantee in respect of approximately 1.5% and 3.7% of receivables, respectively.

     The Company earned 5.0% (GRD 2,005,550), 3% (GRD 1,653,057) and 3.7% (GRD
1,971,157) of net revenues from related companies for the years ended December 31, 1999, 2000 and 2001, respectively. Accounts receivable relating to related parties as of December 31, 2000 and 2001 represented 16.8% and 23.6% of accounts receivable, respectively. Related party revenue denominated in foreign currency amounted to GRD 1,561,400, GRD 883,598 and GRD 1,303,197 for the years ended December 31, 1999, 2000 and 2001, respectively. The related receivables are subject to foreign currency risk.

     Advances to related parties represents 13% and 23% of total advances at December 31, 2000 and 2001, respectively.

     No one supplier accounts for more than 10% of purchases.

     The Company's significant source of revenue is generated from selling advertising spots to local advertisers. In the years ended December 31, 1999, 2000 and 2001 no one advertiser accounted for 10% or more of total net revenue.

IMPAIRMENT OF LONG--LIVED ASSETS

     The Company continually evaluates the recoverability of using the methodology prescribed in Statement of Financial Accounting Standards (SFAS) No.
121. Accounting for the Impairment of Long--Lived Assets and

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

Long--Lived Assets to Be Disposed Of. The Company also reviews the related intangible assets for impairment whether current events or circumstances indicate that the carrying amount of the assets may not be recoverable.

     Upon the occurrence of such an event or change in circumstances, recover ability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount, including associated intangible assets, of such operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long--lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

EARNINGS PER SHARE

     The earnings per common share is computed by dividing net income applicable to common stock by the weighted average number of issued shares of common stock for the years ended December 31, 1999, 2000 and 2001. Basic earnings per share and diluted earnings per share are equal as the Company does not have any dilutive securities outstanding. The earnings per share for the year ended December 31, 1999 have been adjusted to properly calculate the weighted average number of shares.

COSTS OF START--UP ACTIVITIES

     The Company expenses costs of start--up activities and organization costs as incurred.

ACCOUNTING FOR COMPUTER SOFTWARE

     The Company follows AICPA issued Statement of Position 98--1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98--1") which requires the Company to capitalize certain internal--use software costs once certain criteria are met.

ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS

     The Company follows EITF 00--10, "Accounting for Shipping and Handling Fees and Costs", and EITF 00--14, "Accounting for Certain Sales Incentives". EITF 00--10 addresses the income statement classification for shipping and handling fees and costs. EITF 00--14 requires that all expenses relating to sales incentives such as coupons, rebates and discounts be reported as a reduction of sales.

NEW ACCOUNTING PRONOUNCEMENTS

     ASSET IMPAIRMENT AND DISPOSAL ISSUES

     In August 2001, the FASB issued SFAS No. 143 Accounting for Asset Retirement Obligations, effective for fiscal years beginning after June 15, 2002. Initial application of this statement shall be as at the beginning of an entity's fiscal year. This statement applies to legal obligations associated with other--than--temporary removal of a tangible long--lived asset from services. This Statement does not apply to obligations that arise solely from a plan to dispose of a long--lived asset as that phrase used in paragraph 15 of FASB Statement 121, Accounting for the Impairment of Long--Lived Assets and for Long--Lived Assets to be Disposed Of.

     Upon initial application of this Statement, an entity shall recognize the following items in its statement of financial position: (a) a liability for any existing asset retirement obligations adjusted for cumulative accretion to the date of adoption of this Statement, (b) an asset retirement cost capitalized as an increase to the carrying amount of the associated long--lived asset, and (c) accumulated depreciation on that capitalized cost. Amounts resulting from

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

initial application of this Statement shall be measured using current (that is, as of the date of adoption of this Statement) information, current assumptions, and current interest rates. The amount recognized as an asset retirement cost shall be measured as of the date the asset retirement obligation was incurred. Cumulative accretion and accumulated depreciation shall be measured for the time period from the date the liability would have been recognized had the provisions of this Statement been in effect to the date of adoption of this Statement.

     An entity shall recognize the cumulative effect of initially applying this Statement as a change in accounting principle. The Company has not yet determined the impact that this statement may have on the consolidated financial statements.

     ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG--LIVED ASSETS

     In September 2001, FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long--Lived Assets, that replaced FASB Statement No. 121, Accounting for the Impairment of Long--Lived Assets to Be Disposed Of. The primary objectives were to develop one accounting model, based on the framework established in Statement 121, for long--lived assets to be disposed of by sale and to address significant implementation issues.

     The accounting model for long--lived assets to be disposed of by sale applies to all long--lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, for the disposal of segments of a business. Statement 144 requires that those long--lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred.

     Statement 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The new reporting requirements for discontinued operations will allow an entity to more clearly communicate in the financial statements a change in its business that results from a decision to dispose of operations and, thus, provide users with information needed to better focus on the ongoing activities of the entity.

     The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, are to be applied prospectively. The Company believes that the adoption of the standard will not have a material impact on the consolidated financial statements for the quarter ending March 31, 2002.

3.   TRANSLATIONS OF DRACHMAE INTO US DOLLARS

     The consolidated financial statements are stated in drachmae. Any translation of drachma amounts into U.S. Dollars is at GRD 382.83 = $1.00 and are included solely for the convenience of the reader. The translation of Greek drachma amounts is based on the noon buying rate in New York on December 31, 2001 for Euro of Euro 1.1235 = $1.00, then translated based on the legal rate of exchange from Euros to drachmae of Euro 1.00 = 340.75. The convenience translation should not be construed as representations that the drachma amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

4.   ACCOUNTS RECEIVABLE

     Accounts receivable are analyzed as follows:

                                                           DECEMBER 31,
                                                           ------------
                                                       2000             2001
                                                       ----             ----
Trade............................................   25,837,533      28,388,404
Less: allowance for doubtful accounts............   (1,604,281)     (1,918,985)
                                                    ----------      ----------
                                                    24,233,252      26,469,419
                                                    ----------      ----------

OTHER:
   Value added tax...............................      387,062          70,023
   Employee advances.............................      311,000         417,290
                                                       -------         -------
                                                       698,062         487,313
                                                       -------         -------
                                                    24,931,314      26,956,732
                                                    ==========      ==========

ALLOWANCE FOR DOUBTFUL ACCOUNTS:
   Beginning balance.............................    1,834,794       1,604,281
   Write offs....................................     (597,596)             --
   Provision for bad debts.......................      367,083         314,704
                                                       -------         -------
   Ending balance................................    1,604,281       1,918,985
                                                     =========       =========

5.   INVENTORIES

     Inventories are analyzed as follows:

                                                           DECEMBER 31,
                                                          ------------
                                                       2000             2001
                                                       ----             ----
Raw materials....................................     120,893         168,504
Work--in--progress...............................      43,285           1,192
Merchandise......................................     539,669         570,226
                                                      -------         -------
                                                      703,847         739,922
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

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

     Balances from related companies are as follows:

                                                           DECEMBER 31,
                                                           ------------
                                                      2000              2001
                                                      ----              ----
ACCOUNTS RECEIVABLE
   Current:
      Antenna Satellite TV......................... 2,228,016         2,798,646
      Antenna Optima S.A...........................        --               647
      Epikinonia EPE...............................    86,418           326,147
      Antenna TV Ltd. (Cyprus)..................... 1,252,148         1,558,367
      Antenna Satellite Radio......................    99,632           132,525
      Echos and Rhythmos EPE.......................    49,600           114,182
      Makedonia TV S.A. (note 12)..................   485,043         1,420,677
                              --                      -------         ---------
                                                    4,200,857         6,351,191
                                                    =========         =========
   Long-term:
      Antenna Satellite TV......................... 3,573,606         3,835,336
                                                    =========         =========
ADVANCES
   Current:
      Antenna Satellite Communications S.A.........        --             7,532
      Antenna Optima S.A...........................        --             3,814
      Echos and Rhythmos EPE.......................   168,165           495,825
      Makedonia TV S.A.............................        --           337,133
      Catalogue Auctions Hellas S.A................   167,029           139,818
                                                      -------           -------
                                                      335,194           984,122
                                                      =======           =======
   Long-term:
      JVFM - Epikinonia............................    46,120            18,020
      Epikinonia Ltd...............................    34,158            34,158
      Antenna TV Ltd. (Cyprus).....................   120,979                --
                                                      -------            ------
                                                      201,257            52,178
                                                      =======            ======
ACCOUNTS PAYABLE
   Current
      Makedonia TV S.A.............................                          17
      Echos and Rythmos EPE........................        --             1,575
                                                      -------            ------
                                                           --             1,592
                                                      =======             =====
   Long-term:
      Payable to minority shareholders of Daphne
        Communications S.A.........................   185,000           135,000
                                                      =======           =======

     Antenna has a licensing agreement with Antenna Satellite TV, a company in which the Chairman of the Company is a director. Effective January 1, 2000, the license fee is computed on a per subscriber basis ($75,000 to $80,000 per month in 2000 and $80,000 to $85,000 per month in 2001). In 1999, 2000 and 2001,
Antenna recognized GRD 1,089,868, GRD 306,199 and GRD 523,754, respectively of license fees. The accounts receivable have been personally guaranteed by Mr. Minos Kyriakou.

     Antenna has entered into an agreement with Audiotex S.A. to provide dead time pursuant to which the Company receives a commission of 50% from January 1, 1999 to January 1, 2005. Antenna has also entered into an agreement to provide management consulting and production services to Audiotex related to sales and promotions in media other than Antenna in return for a royalty of 7.8% of the gross annual revenue arising from such activities payable from July 1, 1995 through January 1, 2005. Antenna also subleases its office and studio space to Audiotex for a monthly rental fee of GRD 1,000 for the period January 1, 2000 to December 31, 2000 and GRD 1,037 for the period January 1, 2001 to September 30, 2001 and GRD 1,080 for the period October 1, 2001 to December 31, 2001. Studio equipment and other machinery are leased to Audiotex for a fee of GRD 270 for the period January 1,

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

2000 to December 31, 2000. No such fees were charged in 2001. Upon the acquisition of the 49% interest in Audiotex that the Company did not already own from Legion (refer to Note 2) on February 7, 2000 the related party transactions and account balances are eliminated upon consolidation from the date of acquisition.

     The Company provides production facilities and technical and administrative services to Epikinonia EPE, a company where one of the previous shareholders of the Company was a shareholder and director, through August 1998 for a fee of up to 75% of Epikinonia's revenue commencing January 11, 1996. As of January 1, 1997 the fee was adjusted to 85%.

     The Company has entered into an agreement with Antenna R.T. Services Ltd. (now known as Antenna TV Ltd. (Cyprus)), a company to which the General Manager of the Company is a General Manager, pursuant to which the Company earned royalties of 9% up to August 31, 1994 and commencing September 1, 1994 11% for the next three years and 12% thereafter on the advertising revenues of Antenna TV Ltd. (Cyprus). In 2001 the Company sold the rights to air BIG BROTHER for GRD 296 million.

     During 1997, the Company acquired a 50% share in a newly formed company called Catalogue Auctions Hellas S.A. ("Catalogue Auctions"). Advances are receivable from this company.

     The Company has entered into an agreement (commencing June 1, 2000) with Echos and Rythmos EPE, a company whose main shareholder is the sister of the Chairman, to provide expertise in production, advertising sales and promotion, and to advise on format, development, direction and timing on programming for a fee equal to 55% of the gross revenues of Echos and Rythmos EPE. In addition the Company rents production facilities and equipment to Echos and Rhythmos EPE. Revenue earned for the years ended December 31, 2000 and 2001 amounted to GRD 42,000 and GRD 22,084, respectively.

     The payable to the minority shareholders of Daphne represents a long-term loan of GRD 185,000 and GRD 135,000 bearing interest at a rate of ATHIBOR +3% per annum for the years ended December 31, 2000 and 2001 respectively . The loan matures on May 24, 2004. Interest expense for the year ended December 31, 2000 and 2001 amounted to GRD 10,251 and GRD 13,291 respectively.

     Approximately the 15% of Athenian Capital Holdings S.A. is collectively owned by the principal shareholders of the Company. The Board of Athenian includes the Chairman of Antenna TV (see Note 7).

     A summary of transactions with related companies for 1999, 2000 and 2001 are analyzed as follows:

                                                                             REVENUE FROM RELATED PARTIES
                                                                             ----------------------------
                                                                               YEAR ENDED DECEMBER 31,
                                                                               -----------------------
                                                                        1999             2000            2001
                                                                        ----             ----            ----
 Epikinonia EPE (Production facilities and technical and
      administrative services)...............................           444,150         449,000          480,913
 Antenna Satellite TV (License fees).........................         1,089,868         306,199          523,754
 Antenna TV Ltd. (Cyprus) (Royalties and Big Brother fees)...           440,966         538,641          751,568
 Antenna Satelline Radio (license fee).......................            30,566          38,758           27,875
 Echos and Rhythmos EPE......................................                --          42,000           22,084
 Makedonia TV S.A. (refer to Note 12)........................                --         278,459          164,963
                                                                      ---------       ---------        ---------
                                                                      2,005,550       1,653,057        1,971,157
                                                                      =========       =========        =========
 Related party commission income:
    Audiotex S.A. (Commission income)........................           434,534          47,875               --
                                                                      ---------       ---------        ---------
                                                                        434,534          47,875               --
                                                                      =========       =========        =========

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

7.   INVESTMENTS

                                                             DECEMBER 31,
                                                            ------------
                                                         2000           2001
                                                         ----           ----

Equity method investments..........................      7,610           6,045
Cost--method investments...........................         --       4,605,904
                                                         -----       ---------
                                                         7,610       4,611,949
                                                         =====       =========
Available for sale equity securities:
   Cost ........................................... 15,542,731       2,801,361
   Allowance for unrealized loss
        on securities..............................(11,428,991)             --
                                                   -----------       ---------
                                                     4,113,740       2,801,361
                                                     =========       =========

EQUITY--METHOD INVESTMENTS

     At December 31, 1999, companies accounted for using the equity method included: Audiotex S.A. (51% owned). On February 7, 2000 Antenna TV acquired the 49% interest in Audiotex that it did not already own from Legion International S.A. (refer to Note 2 Acquisition of unrelated businesses). Furthermore on September 6, 2000 Antenna TV acquired the 40% interest in the newly established company named Antenna Optima S.A.

     Summarized below is the consolidated balance sheet and statement of operations as reported by equity investees.

                                                                                   YEAR ENDED         YEAR ENDED
                                                                YEAR ENDED        DECEMBER 31,       DECEMBER 31,
                                                            DECEMBER 31, 1999         2000               2001
                                                            ----------------------------------------------------------
CONDENSED STATEMENT OF OPERATIONS
Net sales.............................................            854,943                 --                 --
Gross profit..........................................            151,430                 --                 --
Operating income (loss)...............................             74,191               (975)            (3,771)
Income before income taxes............................             86,414               (975)            (3,918)
Net income (loss).....................................             48,392               (975)            (3,918)

                                                                               DECEMBER 31, 2000   DECEMBER 31, 2001
                                                                               ---------------------------------------
CONDENSED BALANCE SHEET
Current assets........................................                                19,400             20,657
                                                                                      ------             ------
      Total assets....................................                                19,400             20,657
                                                                                      ======             ======

Current liabilities...................................                                   375              4,575
Shareholders' equity..................................                                19,025             16,082
                                                                                      ------             ------
      Total liabilities and shareholders' equity......                                19,400             20,657
                                                                                      ======             ======

COST--METHOD INVESTMENT

     As discussed more fully under Note 2, Antenna TV has a 5% interest in NetMed NV. NetMed NV is a provider of pay--television services in Greece and Cyprus and currently provides analogue and digital services.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

AVAILABLE FOR SALE  EQUITY SECURITIES

     During 2000, the Company acquired a 14.49% interest in Athenian Capital Holdings S.A. in various open market transactions for an aggregate purchase price of GRD 15,543 million. In 2001, the decline in fair value below cost was judged to be other than temporary and the cost basis of the investment was written down by GRD 12,741,370 and included in other expense, net in the consolidated statement of operations for the year ended December 31, 2001 (see note 25).

8.   PROGRAMMING COSTS

     The following table sets forth the components of the programming? costs, net of amortization:

                                                       DECEMBER 31,
                                                       ------------
                                                  2000               2001
                                                  ----               ----
Produced programming...........................17,721,486         19,805,142
Purchased sports rights........................ 1,628,611          1,159,710
Licensed program rights........................ 2,752,877          5,608,137
Prepaid license program rights................. 1,363,259            920,687
Prepaid produced programs...................... 3,242,054            970,639
Prepaid sports rights..........................        --            233,476
                                               ----------         ----------
                                               26,708,287         28,697,791
                                               ==========         ==========

     On the basis of the Company's amortization rates 100% of produced programming, licensed program rights and purchased sports rights at December 31, 2001 will be amortized within a four--year period of time.

     Programming costs including produced programming , sports rights and licensed program rights which are expected to be amortized or charged to cost of sales within one year amount to GRD 16,238,222 and GRD 18,569,800 as at December 31, 2000 and 2001 respectively.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

9.   PROPERTY AND EQUIPMENT

     Property and equipment is summarized as follows:

                                                                    DECEMBER 31,
                                                                    ------------
                                                                2000             2001
                                                                ----             ----
COST
   Land                                                        909,871          909,871
   Buildings and leasehold improvements..................... 1,570,509        2,358,015
   Machinery and equipment.................................. 2,499,349        3,152,421
   Broadcasting and transmission equipment..................   983,397        1,221,877
   Printing equipment....................................... 2,590,921        2,727,245
   Furniture and fixtures................................... 3,017,106        3,118,541
   Motor vehicles and other transportation means............   460,811          790,605
                                                               -------          -------
                                                            12,031,964       14,278,575
                                                            ==========       ==========

NET BOOK VALUE
   Land                                                        909,871          909,871
   Buildings and leasehold improvements..................... 1,108,240        1,795,246
   Machinery and equipment..................................   957,888        1,290,623
   Broadcasting and transmission equipment..................   246,592          455,160
   Printing equipment....................................... 2,290,084        2,153,803
   Furniture and fixtures................................... 1,560,410        1,241,676
   Motor vehicles and other transportation means............   229,289          528,775
                                                               -------          -------
                                                             7,302,374        8,375,154
                                                             =========        =========

     Depreciation is computed based on the straight--line method using rates which are substantially equivalent to average economic useful life rates. The depreciation expense for the years ended December 31, 1999, 2000 and 2001 was GRD 650,834, GRD 988,322 and GRD 1,878,688, respectively. The useful lives of property and equipment are as follows:

CLASSIFICATION                                              USEFUL LIVES
--------------                                              ------------
Buildings and leasehold improvements......................  8 to 10 years
Machinery and equipment...................................  3 to 7 years
Printing machinery........................................     8 years
Broadcasting and transmission equipment................... 10 to 12 years
Furniture and fixtures....................................  3 to 5 years
Motor vehicles and other transportation means.............  4 to 7 years

10.  BROADCASTING, TRANSMISSION AND PRINTING EQUIPMENT UNDER CAPITAL LEASES

                                                           DECEMBER 31,
                                                           ------------
                                                      2000              2001
                                                      ----              ----
Cost .............................................  2,658,767         3,031,967
Less: accumulated depreciation.................... (1,268,017)       (1,410,073)
                                                    ---------         ---------
                                                    1,390,750         1,621,894
                                                    =========         =========

     Depreciation is computed based on the straight--line method using rates which are substantially equivalent to average economic useful lives for broadcasting, transmission and printing equipment (8 and 10 years). The depreciation expense for the years ended December 31, 1999 and 2000 was GRD 185,727 and GRD 258,992

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

respectively. In 2001 the depreciation expense is GRD 298,941 which includes the write off of a leased asset with net book value of GRD 156,885.

11.  GOODWILL AND OTHER INTANGIBLE ASSETS

                                                             DECEMBER 31,
                                                             ------------
                                                         2000             2001
                                                         ----             ----
Excess of cost over fair value of net
     assets of business acquired and
     other intangible assets.........................2,280,698        2,682,052
Magazine rights......................................  200,000          200,000
                                                       -------          -------
                                                     2,480,698        2,882,052
Accumulated amortization............................. (187,535)        (647,402)
                                                      --------         --------
                                                     2,293,163        2,234,650
                                                     =========        =========

12.  OTHER ASSETS

     Other assets are analyzed as follows:

                                                             DECEMBER 31,
                                                             ------------
                                                        2000              2001
                                                        ----              ----
Advance for the right to acquire an
     interest in Makedonia TV................        3,000,000        3,000,000
Guarantee deposits...........................          107,763          134,856
                                                       -------          -------
                                                     3,107,763        3,134,856
                                                     =========        =========

     On February 24, 2000 the Company advanced GRD 3 billion in exchange for the right to acquire a controlling interest in Makedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Makedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest within the next three years, unless an extension is agreed between the parties, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free to air television broadcast companies. If the interest is not acquired, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

     The Company has signed a cooperation agreement to provide management consulting, production and technical services to Makedonia TV in return for a fee of 20% of the total gross annual revenue for the year 2000--2001, 22% for the year 2002--2003 and 25% for the year 2004. Such revenue amounted to GRD 279 million for the year ended December 31, 2000 and GRD 144 million for the year ended December 31, 2001 and is included in other revenue in the consolidated statements of operations. The Company also purchased on behalf of Makedonia TV, Greek and foreign programs of GRD 456 million and GRD 457 million for the years ended December 31, 2000 and December 31, 2001.

13.  BANK OVERDRAFTS AND SHORT-TERM BORROWINGS

     Short-term borrowings are primarily draw--downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit were GRD 14,450,000 as at December 31, 2000 and GRD 14,166,800 as at December 31, 2001.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

     Bank overdrafts and short--term borrowings are secured by assignments of advertisers' post--dated cheques, notes receivable from advertisers and letters of guarantee of obligations of advertisers and guaranteed by a minority shareholder and the Company.

     Such borrowings, based on their currency denominations, were as follows:

                                                                             DECEMBER 31,
                                                       --------------------------------------------------------
                                                                 2000                           2001
                                                       -------------------------   ----------------------------
                                                                      IN FOREIGN                     IN FOREIGN
                                                          GRD          CURRENCY          GRD          CURRENCY
                                                       ---------     -----------   ------------      ----------
Denominated in:
   Drachmae......................................      12,575,498            --       5,567,243              --
   Japanese Yen..................................         722,423       226,855         392,957         133,000
                                                          -------                       -------
                                                       13,297,921                     5,960,200
                                                       ==========                     =========

     The weighted average interest rates on short--term borrowings in each of the years ended December 31, 1999, 2000 and 2001 were as follows:

                                                       DECEMBER 31,
                                                       ------------
                                             1999        2000        2001
                                             ----        ----        ----
Currency:
   Drachmae...............................   13.1%        7.5%        5.57%
   Japanese Yen...........................    2.8%        3.11%       2.16%

     Interest on short--term borrowings for 1999, 2000 and 2001 totaled GRD 301,441, GRD 708,201 and GRD 875,490, respectively.

14.  SENIOR NOTES

     Long-term debt consists of:

                                                                                            DECEMBER 31,
                                                                                            ------------
                                                                                      2000                2001
                                                                                      ----                ----
Senior Notes due 2007 (the "2007 Notes") issued on August 12, 1997. Interest on the 2007 Notes is paid semi--annually in February and August, commencing
     February 1, 1998, at a rate of 9% per annum. The 2007 Notes are redeemable, in whole or in part, at the option
     of the Company at any time on or after August 1, 2002...............          32,633,513         29,204,187
Senior Notes due 2008 (the "2008 Notes") issued on June 18, 2001.
     Interest on the Senior notes is paid semi--annually in July and January, commencing July 1, 2001 at a rate of 9.75% per annum. The 2008 Notes are redeemable, in whole or in part, at the option of
     the company at any time on or after 2005............................                  --         51,112,500
                                                                                   ----------         ----------
                                                                                   32,633,513         80,316,687
                                                                                   ==========         ==========

     The 2007 Notes were issued in an aggregate face amount of $115,000 and mature on August 1, 2007. The 2008 Notes were issued in an aggregate face amount of Euro 150,000 and mature on July 1, 2008.

     Interest expense for the years ended December 31, 1999, 2000 and 2001 totaled GRD 3,197,972, GRD 3,360,415 and GRD 2,942,378, respectively, and is included in interest expense in the accompanying 1999, 2000 and 2001 consolidated statements of operations.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

     On March 19, 1999 and March 25, 1999, the Company repurchased GRD 447 million ($1.5 million) and GRD 739 million ($2.4 million), respectively, of the 2007 Notes, with accrued interest of GRD 17 million ($0.05 million) to the date of repurchase.

     On July 5, 2000, August 3, 2000 and October 10, 2000 the Company repurchased GRD 923 million ($ 2,785 million), GRD 5,077 million ($ 15.0 million) and GRD 1,082 million ($ 3.0 million) respectively of the 2007 Notes, with accrued interest of GRD 157,224 ($ 0.44 million) to the date of repurchase.

     On March 22, 2001, August 17, 2001 and December 17, 2001 the Company repurchased GRD 1,458 million ($ 4.0 million) and GRD 1,763 million ($ 5.0 million) and GRD 1,690 ($5 million) respectively, of the 2007 Notes, with accrued interest of GRD 92,819 ($ 0.2 million) to the date of repurchase.

     The early extinguishment of the 2007 Notes resulted in the following:

                                                                            YEAR ENDED DECEMBER 31
                                                                            ----------------------
                                                                   1999            2000           2001
                                                                   ----            ----           ----
Discount on prepayment of 2007 Notes..................            36,890          452,955        344,229
Write--off of related unamortized debt issuance costs..          (55,809)        (244,844)      (162,087)
                                                                 -------         --------       --------
(Charge) income.......................................           (18,919)         208,111        182,142
                                                                 =======          =======        =======

     The gain for the years ended December 31, 2000 and 2001 has been recorded as an extraordinary item, net of tax of GRD 83,244 and GRD 68,296, respectively.

     The indebtedness evidenced by the 2007 Notes and 2008 Notes constitutes a general unsecured senior obligation of the Company and ranks pari passu in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indenture, with respect to the 2007 Notes and 2008 Notes contain certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale--leaseback transactions, certain transactions with affiliates, certain mergers and limitation of business activities. Antenna is in compliance with the terms of the Indentures as at December 31, 2000 and 2001.

15.  LONG-TERM DEBT

                                                                                           DECEMBER 31,
                                                                                           ------------
                                                                                       2000             2001
                                                                                       ----             ----
Loan of GRD 333,333, due in annual installments of GRD 166,666, bearing interest at variable rates (6.5% for the six months ended June 30, 2001)
     and due in 2003.  Guarantee by the Company...............................                         333,333
Loan of CHF 183, due in annual installments of GRD 6,960, bearing interest at variable rates (8.18% for the year ended December 31, 2001) and due in
     2010.  Secured by the building of the Company's subsidiary Blues Hall EPE           --             39,782
     -----                                                                          -------             ------
                                                                                         --            373,115
Less:  Current portion........................................................           --           (173,265)
                                                                                    -------           --------
                                                                                         --            199,850
                                                                                    =======            =======

     Interest expense for the year ended December 31, 2001 amounted to GRD 28,297. There was no interest expense for the years ended December 31, 1999 and 2000.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

     The principal repayments are as follows :

2002................................................  173,265
2003................................................  170,422
2004................................................    4,108
2005................................................    4,491
2006................................................    4,910
Thereafter..........................................   15,919
                                                       ------
                                                      373,115
                                                      =======

16.  CAPITAL LEASE OBLIGATIONS

     The Company leases mainly broadcasting, transmission and printing equipment under capital leases which bear interest at average interest rates of 14.5%, 8,6% and 5,2%. Interest expense from capital leases was GRD 25,836, GRD 98,006 and GRD 65,844 in the years ended December 31, 1999, 2000 and 2001, respectively. Future obligations from the above leases are as follows:

                                                        TOTAL
                                                        -----
2002...............................................    434,029
2003...............................................    341,153
2004...............................................    304,581
2005...............................................    223,321
2006...............................................    163,869
Thereafter..........................................    34,815
                                                        ------
                                                     1,501,768
      Less: amount representing interest............  (231,813)
                                                      --------
                                                     1,269,955
                                                     =========

     The capital lease obligation is reflected on the consolidated balance sheets as of December 31, 2000 and 2001, as follows:

                                                           DECEMBER 31,
                                                           ------------
                                                     2000              2001
                                                     ----              ----
Current portion.............................        307,972          353,928
Long-term portion...........................        605,239          916,027
                                                    -------          -------
                                                    913,211        1,269,955
                                                    =======        =========

     The capital lease obligations are secured by a personal guarantee of the minority shareholders of Daphne and Antenna TV.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

17.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

     The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

                                                              DECEMBER 31,
                                                              ------------
                                                        2000              2001
                                                        ----              ----
Value added tax..............................         493,513        1,016,255
Taxes withheld:
   Payroll...................................         129,660          203,873
   Third parties.............................          77,095          162,936
   Other.....................................         162,165          138,110
                                                      -------          -------
                                                      368,920          504,919
                                                      -------          -------
Broadcast license fee........................         266,172          663,339
Deferred revenue.............................         129,133          159,830
Other payables...............................         900,781          379,381
Social security funds payable................         643,029          726,672
Advertising contribution fine................              --          319,483
Other accruals...............................       1,342,892        1,354,862
                                                    ---------        ---------
                                                    4,144,440        5,124,741
                                                    =========        =========

18.  INCOME TAXES

     The provision for income taxes reflected in the accompanying consolidated statements of operations is analyzed as follows:

                                                        DECEMBER 31,
                                                        ------------
                                             1999          2000          2001
                                             ----          ----          ----
Current...............................       190,214     2,238,990      645,287
Deferred income taxes.................     4,380,122       772,410   (5,469,693)
                                           ---------       -------   ----------
Provision (benefit) for
   income taxes.......................     4,570,336     3,011,400   (4,824,406)
                                           =========     =========   ==========

     The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate for SA companies of 40% in 1999 and 2000 and 37.5% in 2001 to pre-tax income is summarized as follows:

                                                                                   DECEMBER 31,
                                                                                   ------------
                                                                      1999             2000             2001
                                                                      ----             ----             ----
Tax provision (benefit) at the statutory rate.............          4,532,916        4,025,070       (5,733,010)
Effect of change in tax rate..............................                 --               --           39,617
Goodwill amortization.....................................              4,000           52,614          157,451
Interest income...........................................           (101,258)        (185,323)         (28,969)
Disallowed prior period expenses and non-deductible
     general expenses.....................................            171,975          268,895          464,190
Loss not subject to income tax, net.......................             52,456            9,307          (29,808)
Effect of minority interest...............................             23,247           34,125         (181,704)
(Decrease) increase in valuation allowance................           (113,000)      (1,193,288)         487,827
                                                                     --------       ----------          -------
Provision (benefit) for income taxes......................          4,570,336        3,011,400       (4,824,406)
                                                                    =========        =========       ==========

     The statutory tax rate for Nova Bulgaria is 28.5% in 2000 and 2001.

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

     In Greece the amounts reported to the tax authorities are provisional until such time as the books and records of an entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretations by the tax authorities. The Company has been audited by the tax authorities up to 1992 the majority of its subsidiaries have been audited by the tax authorities up to 1999. Management of the Company believes that the amounts accrued will be sufficient to meet its tax obligations.

     The ultimate outcome of additional tax assessments may vary from the amounts accrued, however management of the Company believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's results of operations or financial position.

     The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets in 2000 and 2001 are summarized below:

                                                             DECEMBER 31,
                                                             ------------
                                                       2000               2001
                                                       ----               ----
Deferred tax liabilities
   Intangible and tangible assets................     169,600           132,750
   Programming costs.............................   5,346,841         4,893,682
   Reserves......................................     685,707           648,143
   Reserves taxed in a special way...............     437,774           203,693
   Deferred charges..............................     307,596           342,297
   Leased assets.................................     429,423           502,393
   Customer advances and accounts payable........     497,334           541,607
   Other assets..................................     141,492           234,537
                                                      -------           -------
Gross deferred tax liabilities...................   8,015,767         7,499,102
                                                    ---------         ---------
Deferred tax assets
   Property and equipment........................     134,859            33,181
   Start up costs................................     853,758         1,202,389
   Long term liability...........................      17,600            16,500
   Long term lease liability.....................     115,090           232,851
   Short--term lease liability...................       97,056           103,440
   Long-term receivables.........................     387,810           246,198
   Deferred revenue..............................       2,200                --
   Accounts receivable...........................     577,122           765,943
   Employee retirement benefits..................     216,417           162,875
   Other assets..................................   1,097,790           937,873
   Marketable equity securities..................   4,571,596         4,778,013
   Accrued expenses and other provisions.........     520,728           168,232
   Net operating losses..........................      57,629           989,600
                                                       ------           -------
Gross deferred tax assets........................   8,649,655         9,637,095
                                                    ---------         ---------
Less:  valuation allowance.......................          --          (487,827)
                                                    ---------          --------
Net deferred tax asset...........................     633,888         1,650,166
                                                      =======         =========

     During the year ended December 31, 2001 the deferred tax assets and liabilities were remeasured and the total effect of the change in tax rate was a charge of GRD 39,617.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

     Long-term receivables in prior years gave rise to a tax asset principally due to certain long-term agreements that had not satisfied all of the revenue recognition criteria of SFAS 53. Such agreements, however, were taxable by the local Greek authorities. During the year ended December 31, 2000 the conditions of SFAS 53 were satisfied and the valuation allowance was related to the long term receivables was reversed.

     Deferred tax assets were reduced by a valuation allowance relating to the tax benefits attributable to net operating losses and start--up costs related to Antenna Internet SA (internet activities), VIPS 24 and Nova Bulgaria, where it is not likely that these losses and benefits will be utilized and fully reverse before expiration.

     Management believes that it is more likely than not that the results of future operations, will generate sufficient taxable income to realize the net deferred tax assets.

     The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                           DECEMBER 31,
                                                           ------------
                                                      2000               2001
                                                      ----               ----
Net current deferred tax (liability).............   (839,761)          (860,501)
                                                    ========           ========
Net  current deferred tax asset..................         --            586,106
                                                    ========           ========
Net non-current deferred tax asset...............  1,473,649          1,924,561
                                                    ========           ========

19.  OTHER LONG-TERM LIABILITY

Other long-term liability is analyzed as follows:

                                                          DECEMBER 31,
                                                          ------------
                                                     2000               2001
                                                     ----               ----
Other long-term liability........................   559,483                 --
Less: current portion............................  (559,483)                --
                                                    --------           -------
                                                         --                 --
                                                    ========           ========

     The Company has an outstanding balance due to the Pension Fund for Athens and Thessaloniki Newspaper Employees for advertiser contributions due by April 30, 2002. This liability has been classified as short term.

20.  EMPLOYMENT RETIREMENT BENEFITS

STATE PENSION

     The Company's employees are covered by one of several Greek State sponsored pension funds. Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension fund is responsible for paying the employees' retirement benefits. The Company's contributions to the pension fund in the years ended December 31, 1999, 2000 and 2001 have been recorded to expenses and were GRD 1,015,971, GRD 1,553,981 and GRD 1,799,607, respectively.

EMPLOYEE RETIREMENT BENEFITS

     In accordance with Greek law, a lump sum payment is payable to employees upon their retirement or involuntary termination. The amount of compensation payable for involuntary termination is based on the number of

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

years of service and the amount of remuneration at the date of termination. If the employees remain in the employment of the Company until normal retirement age, they are entitled to receive a lump sum payment which is equal to a minimum of 40% of the involuntary termination benefit, as defined above. As the Company has no plans to terminate a portion of its workforce, the accrual reflects the minimum amount payable on retirement. The amount charged to expense in the years ended December 31, 1999, 2000 and 2001 is GRD 56,000, GRD 70,000 and GRD 82,000,
respectively.

21.  SHARE CAPITAL

     The Company's share capital consists of the following:

                                                             DECEMBER 31,
                                                             ------------
                                                        2000              2001
                                                        ----              ----
Common shares, par value GRD 100 per share;
     authorized and issued
     19,849,440 shares in 2000 and 2001.............. 1,984,944        1,984,944
                                                      ---------        ---------
Total common shares.................................. 1,984,944        1,984,944
                                                      =========        =========

22.  STATUTORY, TAX FREE AND OTHER RESERVES

     Statutory, tax free and other reserves are as follows:

                                                                DECEMBER 31,
                                                                ------------
                                                            2000          2001
                                                            ----          ----
Statutory reserve.....................................    306,965        321,530
Tax free reserves.....................................  1,229,567      1,229,823
Reserves for income taxed at lower rates..............  1,273,134      1,422,033
Reserve for non-taxable income........................    201,891        229,846
Special reserve.......................................     93,757         93,757
                                                           ------         ------
                                                        3,105,314      3,296,989
                                                        =========      =========

STATUTORY RESERVE

     Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their statutory books to a statutory reserve, until such reserve equals one--third of the outstanding share capital. The above reserve cannot be distributed during the existence of the Company, but can be used to eliminate a deficit.

TAX FREE AND OTHER RESERVES

     a) Under the provisions of Law 1828/1989 (Art. 22), corporations are allowed to set up a tax free reserve for which they are obliged to make productive investments of an amount equal to one hundred and thirty percent of the reserve within the three years (at least one third during the first year) following the year the respective reserve has been established. This reserve can be converted to share capital after the three--year period mentioned above. According to Greek tax regulations, no tax is due at the specified time this reserve is capitalized. In the case where the productive investments are not made within the time frame, the reserve is taxed and penalties are charged. The

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

Company has not made the investment and has accrued for taxes and penalties. If upon completion of a tax audit such non-taxable reserves are disallowed, a reclassification would be required to remove such amounts from tax free reserves.

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

23.  OTHER REVENUE

     Other revenue included in the consolidated statements of operations are analyzed as follows:

                                                                         DECEMBER 31,
                                                                         ------------
                                                             1999            2000           2001
                                                             ----            ----           ----
License and distribution fees.......................           --       3,390,149             --
Audiotex............................................           --         823,239      1,940,475
Telemarketing.......................................        6,275         875,990        947,556
Tuition fees........................................      336,205         322,356        221,095
Subscription fees...................................      294,506         194,426        218,102
Internet revenues...................................           --              --      1,160,167
Records, compact discs sales........................           --              --        682,150
Ticket sales........................................           --              --        386,262
Other...............................................      205,411         708,702        699,855
                                                          -------         -------        -------
                                                          842,397       6,314,862      6,255,662
                                                          =======       =========      =========

     The license and distribution fees for the year ended December 31, 2000 relate to the collection of fees for license and distribution rights sold to Latin America.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

24.  FOREIGN EXCHANGE (LOSSES) GAINS

     Foreign exchange (losses) gains included in the consolidated statements of operations are analyzed as follows:

                                                                                  DECEMBER 31,
                                                                                  ------------
                                                                    1999              2000              2001
                                                                    ----              ----              ----
Realized loss on forward contract.......................       (2,777,096)               --                --
Foreign exchange (loss) gain on forward contract
     representing difference between balance sheet rate
     and forward rate (US$).............................        4,605,000                --                --
Amortization of the premium on forward contract.........         (783,000)               --                --
Mark to market adjustment on option.....................         (441,719)               --                --
Unrealized foreign exchange (loss) on Senior notes (US$)       (5,120,825)       (3,000,781)       (1,630,973)
Unrealized foreign exchange gains and losses on cash,
     receivables and payables denominated in foreign
     currencies (US$) and realized (losses) gains on
     transactions, net..................................        2,544,551            16,369           (86,658)
                                                                ---------            ------           -------
                                                               (1,973,089)       (2,984,412)       (1,717,631)
                                                               ==========        ==========        ==========

25.  OTHER INCOME/ (EXPENSE)

                                                                                  DECEMBER 31,
                                                                               ------------
                                                                 1999              2000              2001
                                                                 ----              ----              ----
Start--up costs related to direct--to--home business....         (682,588)         (373,582)               --
Charge related to early extinguishment of Senior Notes..          (18,919)               --                --
Income from sale of marketable securities...............        2,228,472                --                --
Other than temporary loss from marketable equity
     securities (Note 7)................................               --                --       (12,741,370)
Other, net..............................................            2,080           (61,478)         (177,090)
                                                                    -----           -------          --------
                                                                1,529,045          (435,060)      (12,918,460)
                                                                =========          ========       ===========

26.  DIVIDENDS

     Under Greek corporate law, companies are required each year to declare from their profits, dividends of at least 35% of after-tax profit, after allowing for statutory reserve, or a minimum of 6% of the paid--in share capital, whichever is greater. However, the Company can waive such dividend with the unanimous consent of its shareholders.

     Furthermore, Greek corporate law requires certain conditions to be met before dividends can be distributed which are as follows:

         a) No dividends can be distributed to the shareholders as long as the Company's net equity, as reflected in the statutory financial statements, is, or after such distribution will be, less than the share capital plus non-distributable reserves.

         b) No dividends can be distributed to the shareholders as long as the unamortized balance of "Pre--Operating Expenses," as reflected in the statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

     No dividends have been declared during 2000 and 2001.


27.  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company uses derivative financial instruments periodically to manage the risk that changes in interest rates will affect either the fair value of its debt obligations or the amount of its future interest payments.

     Foreign currency forwards and options contracts are used periodically to mitigate its exposures to foreign currency exchange and interest rate risks.

     Premiums on option contracts are amortized over their term and if such contract is terminated before its maturity, the unamortized premium is expensed and included in other expense/income, net. The carrying value of the premium is reflected on the balance sheet gains and losses on forward and option contract meeting hedge accounting requirements are deferred and recognized as adjustments to the carrying value of the related transaction. In the event hedge accounting requirements are not met, gains and losses on such instruments are included in the consolidated statement of operations.

     Effective January 1, 2001 the Company follows the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"). "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Company recognizes all derivatives on the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or shareholders' equity (as a component of comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. Derivatives that are not hedges are adjusted to fair value though earnings. If the derivative is an effective hedge, changes in its fair value is offset against the change in the fair value of the hedged item in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge is immediately recognized in earnings.

     Prior to January 1, 2001 financial instruments were recorded in the balance sheets at their fair values unless they met, for accounting purposes, the following hedging criteria. A foreign exchange contract is considered a hedge of an identifiable foreign currency commitment if (i) the contract is designated as, and is effective as, a hedge of foreign currency commitment and (ii) the foreign currency commitment is firm.

        FOREIGN CURRENCY FORWARD

     Antenna was a party to an $87,000 forward contract with the Royal Bank of Scotland, to hedge elements of its currency exposure on a portion of the principal and interest payable of its US Dollar denominated debt. The term of the contract covered the period from May 15, 1998 to May 15, 1999. The forward rate was 334 drachmae to the dollar and the spot rate on the contract's effective date was 310 drachmae to the dollar. The premium (representing the difference between the spot rate on the contract's effective date and the forward rate), aggregating GRD 2,088,000, was being amortized over the term of the contract. Of this amount, GRD 783,000 was recognized for the year ended December 31, 1999. In addition, foreign exchange gains or losses on the Company's non-drachma denominated indebtedness (currently, the Senior Notes) were offset by corresponding losses or gains on the forward contract's notional amount.

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

     The Company does not have any freestanding or embedded derivatives as at December 31, 2001.

28.  FINANCIAL INSTRUMENTS

     The Company's financial instruments include cash and cash equivalents, accounts receivable, advances, short and long-term borrowings accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, short--term accounts receivable, advances and payables approximate their carrying value because of the short--term maturity of these instruments. The carrying value of receivables with maturities greater than one year have been discounted using a rate of 9%, which approximates the fair value. The Company's Senior Notes due 2007, include a fixed interest rate of 9%; the fair value has been calculated based upon bank--quoted market rates. The market rate at December 31, 2000 and 2001 was $ 84,416 and $ 66,368 as compared to the carrying value at December 31, 2000 and 2001 of $ 90,285 and $ 76,285, respectively.

     The Company's Senior Notes due 2008 of EURO 150,000 include a fixed interest rate of 9 3/4%, the fair value has been calculated based upon bank--quoted market rates. The market rate at December 31, 2001 was Euro 127,500 as compared to the carrying value of Euro 150,000.

     The Company's financial instruments also included foreign currency forwards and options. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over--the--counter market. In cases where quoted market prices are not available, fair value is based using present value or other valuation techniques. As at December 31, 2000 and 2001 there were no foreign currency forwards and options.

29.  COMMITMENTS

     In addition to long-term operating lease commitments for office, studio space and other equipment, the Company has entered into extended commitments integral to its operations.

     Amounts payable for commitments as of December 31, 2001 discussed below are:

                                                 OFFICE AND
                                                STUDIO SPACE
                                                ------------
2002........................................       1,363,766
2003........................................       1,199,732
2004........................................       1,077,050
2005........................................         896,263
2006 and thereafter.........................         938,381
                                                     -------
      Total.................................       5,475,192
                                                   =========

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

     The rental expense relating to long-term operating lease commitments for office and studio space amounted to GRD 880,571, GRD 1,459,077 and GRD 1,640,544 in 1999, 2000 and 2001, respectively.

     The Company has signed letters of guarantee for purchased licensed film and sports rights amounting to GRD 2,577,590 and GRD 8,934,418 as of December 31, 2000 and 2001, respectively. The Company has other commitments for licensed film rights in 2004, 2005, 2006 and 2007 of GRD 1,914,500, GRD 2,009,865, GRD
2,105,565 and GRD 2,201,272, respectively.


30.  CONTINGENCIES

     The Company is involved in various litigation in the normal course of business, with claims totaling approximately GRD 4,422,103. The Company has accrued GRD 253,249 as at December 31, 2000 and GRD 166,162 as at December 31 2001, representing management's best estimate of the Company's probable liability in respect of such claims. The Company believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company's results of operations or financial position.

     The Company is involved in a litigation claim for the non-payment of advertiser contributions payable to the Pension Fund for Athens and Thessaloniki Newspaper Employees amounting to GRD 1,314,512. The contribution is payable on invoices issued to advertisers. However, the relevant authorities, in determining the contributions not paid, did not take into consideration discounts given to advertisers through the issuance of credit notes at a later date, which therefore would create a lower advertising contribution liability. In the opinions of the Company's management and legal advisor in the prior years the Company was not to be liable for such amounts and therefore an accrual was not made. During the year ended December 31, 2001 the Company lost the litigation claim. The assessment has been recorded in selling, general and administrative expenses in the consolidated statements of operation.

     On July 13, 2001, the Supreme Administrative Court of Bulgaria announced that the procedures for granting the third national license for air television transmission on the territory of Bulgaria to the subsidiary company Nova Television - First Private Channel EAD was in breach of the legal regulations and the Decision of the former Council of Ministers of Bulgaria was cancelled. The lawyers of Antenna Group announced that they would start legal procedures to appeal the decision of the Supreme Administrative Court of Bulgaria before the European legal institutions.

     The Company believes that either the Bulgarian government will reissue the license to Nova Television in compliance with appropriate procedures or that a new competition for this license will be undertaken and that Nova Television will participate in that competition. In the interim, Nova Television will continue to operate as a regional television station with downward adjustments in its cost structure.

31.  SEGMENT AND GEOGRAPHIC INFORMATION

     Effective at year end 1998, Antenna adopted Statement of Financial Accounting Standards No 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related information as the last quarter of 1998 was the first time that the Company had reportable segments resulting from the acquisitions of entities operating in different businesses. Prior to September 1998, the Company had one reportable segment. The Company's reportable segments are: Television, Radio, Pay Television, Music Recording, Internet and Publishing. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segment are those assets that are used in the operations of that business. Sales are attributed to

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)

countries based on selling location. Intersegment sales are accounted for at fair value as if the sales were to third parties.


YEAR ENDED DECEMBER 31, 1999

                                                             PAY                             INTERSEGMENT   TOTAL
                                 TELEVISION     RADIO    TELEVISION  PUBLICATIONS   OTHER    ELIMINATION   CONSOLIDATED
                                 ----------     -----    ----------  ------------   -----    ------------  ------------
Advertising revenue........      32,849,140  1,920,210          --     357,056          --          --      35,126,406
Related party sales........       2,649,190     40,408          --     104,698          --    (788,746)      2,005,550
Publication revenue........              --         --          --   1,805,768          --          --       1,805,768
Other revenue..............         201,248      4,163     294,506       6,275     336,205          --         842,397
                                 ----------    -------     -------     -------      ------    --------      ----------
Total revenues.............      35,699,578  1,964,781     294,506   2,273,797     336,205    (788,746)     39,780,121
Cost of sales..............       5,557,340    860,183      34,974   1,408,808     115,089          --       7,976,394
Related party cost of sales              --      1,560     147,355          --          --    (148,915)             --
Selling, general and
     administration
     expenses..............       3,786,160    541,529       8,000     261,137     183,667          --       4,780,493
Related party selling,
     general and
     administration
     expenses..............          11,214      6,712          --      19,087          --     (37,013)             --
Depreciation and
     amortization..........         611,642     42,823      35,799     139,530      22,767          --         852,561
Amortization of
     programming costs.....      12,095,871         --          --          --          --          --      12,095,871
                                 ----------    -------      ------     -------      ------    --------      ----------
Operating income...........      13,637,351    511,974      68,378     445,235      14,682    (602,818)     14,074,802
                                 ----------    -------      ------     -------      ------    --------      ----------
Equity in net income in
     unconsolidated
     affiliate.............          24,680         --          --          --          --          --          24,680
Related party commission
     income................         434,534         --          --          --          --          --         434,534
Interest (expense), net....      (2,408,284)   (96,903)     (4,211)   (190,202)         36          --      (2,699,564)
Foreign exchange (losses),
     net...................      (1,613,678)  (163,918)   (195,306)         --        (187)         --      (1,973,089)
Other income (expense),
     net(1)................       (767,859)     11,474          --     (43,042)  2,228,472     100,000       1,529,045
Minority interest in
     profit of
     unconsolidated
     subsidiary, net.......             --          --          --          --          --     (58,119)        (58,119)
                                 ----------    -------      ------     -------      ------    --------      ----------
Income (loss) before tax...      9,306,744     262,627    (131,139)    211,991   2,243,003    (560,937)     11,332,289
Net income (loss)..........      4,419,657     181,344    (131,139)    118,611   2,247,599     (74,119)      6,761,953
                                 ---------     -------    --------     -------   ---------     -------       ---------
Total assets December 31,
     1999..................     93,368,847   2,043,905     554,916   8,836,471     179,231 (13,363,886)     91,619,484
                                ==========   =========     =======   =========     ======= ===========      ==========

-----------------------
(1) Includes GRD 682,588 of start up costs related to direct-to-home business (see Note 25)

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)


YEAR ENDED DECEMBER 31, 2000

                                                           PAY                               INTERSEGMENT    TOTAL
                                   TELEVISION     RADIO  TELEVISION  PUBLICATIONS   OTHER    ELIMINATION  CONSOLIDATED
                                   ----------     -----  ---------- -------------   -----    -----------  -------------
Advertising revenue..............  35,324,724  1,911,776        --    2,354,200          --          --    39,590,700
Related party sales..............   2,314,890     85,877        --       52,954          --    (800,664)    1,653,057
Publication revenue..............         --          --        --    7,706,182          --          --     7,706,182
Other revenue....................   4,091,045      7,806   194,426      875,990   1,145,595          --     6,314,862
                                    ---------      -----   -------      -------   ---------    --------     ---------
Total revenues...................  41,730,659  2,005,459   194,426   10,989,326   1,145,595    (800,664)   55,264,801
Cost of sales....................   6,608,788    914,125    39,157    8,301,731     454,905     (65,126)   16,253,580
Related party cost of sales......       8,368      3,655        --           --     395,300    (407,323)           --
Selling, general and
     administration expenses.....   4,939,878    578,280    13,347    1,367,328     298,395          --     7,197,228
Related party selling, general
     and administration expenses.      30,558      7,307        --      168,151      31,945    (237,961)           --
Depreciation and amortization....     856,236     44,466    35,898      404,616      77,633          --     1,418,849
Amortization of programming costs  13,571,549         --        --           --          --          --    13,571,549
                                   ----------      -----   -------      -------   ---------    --------     ---------
Operating income.................  15,715,282    457,626   106,024      747,500    (112,583)    (90,254)   16,823,595
                                   ----------      -----   -------      -------   ---------    --------     ---------
Equity in net income in
     unconsolidated affiliate....       2,287         --        --           --          --          --         2,287
Related party commission income        47,875         --        --           --          --          --        47,875
Interest (expense), net..........  (2,646,217)   (83,585)   (5,069)    (653,234)      2,407      79,401    (3,306,297)
Foreign exchange (losses), net...  (2,860,059)        --  (124,223)        (130)         --          --    (2,984,412)
Other income (expense), net(2)...    (445,201)    25,566        --      (15,663)        238          --      (435,060)
Minority interest in profit of
     unconsolidated subsidiary,
     net.........................          --         --        --           --          --     (85,313)      (85,313)
                                   ----------      -----   -------      -------   ---------    --------     ---------
Income (loss) before tax.........   9,813,967    399,607   (23,268)      78,473    (109,938)    (96,166)   10,062,675
Extraordinary gain a repurchase
     of Senior Notes (net of
     income taxes of GRD 83,244).     124,867         --        --           --          --          --       124,867
Net income (loss)................   6,545,451    620,764   (23,268)     131,756     (50,272)    (48,289)    7,176,142
                                   ----------      -----   -------      -------   ---------    --------     ---------
Total assets December 31, 2000 ..  92,921,116  2,443,982   380,613   14,375,144   1,221,459  16,054,484)   95,287,830
                                   ==========  =========   =======   ==========   =========  ==========    ==========

-----------------------
(2) Includes GRD 375,582 of start up costs related to direct-to-home business
    (see Note 25)


                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)


YEAR ENDED DECEMBER 31, 2001

                                                                                                            INTER-
                                                     PAY                               MUSIC                 SEG            TOTAL
                            TELEVISION   RADIO   TELEVISION PUBLICATIONS  INTERNET  RECORDING    OTHER    ELIMINATION   CONSOLIDATED
                            ----------   -----   ---------- ------------  --------  ---------    -----    -----------   ------------
Advertising revenue....     34,429,222 1,567,639         --    2,693,469        --         --         --          --    38,690,330
Related party sales....      2,665,351    54,491         --       55,432     1,245         --    137,926    (943,288)    1,971,157
Publication revenue....             --        --         --    6,952,161        --         --         --          --     6,952,161
Other revenue..........      1,558,418     5,410    218,102      947,556   296,194    682,150  2,547,832          --     6,255,662
                             ---------   -------    ------      --------  --------     ------ ----------     -------    -----------
Total revenues.........     38,652,991 1,627,540    218,102   10,648,618   297,439    682,150  2,685,758    (943,288)   53,869,310
Cost of sales..........      9,836,873   802,327     33,128    8,467,657   601,163    515,572  1,400,892     (87,324)   21,570,288
Related party cost of
     sales.............          5,948     4,013         --       56,638   137,816        --     626,001    (831,416)          --
Selling, general and
     administration
     expenses..........      5,638,117   903,032      9,808    2,150,540   256,767    106,118    474,506          --     9,538,888
Related party selling,
     general and
     administration
     expenses..........         18,134    16,469         --       27,918     3,795      2,634     29,839     (98,788)          --
Depreciation and
     amortization......        910,287    39,941     35,949      963,682   233,520      1,243    452,878          --     2,637,500
Amortization of
     programming costs.     14,906,626        --         --           --        --         --         --          --    14,906,626
                            ----------   -------    ------      --------  --------     ------ ----------     -------    -----------
Operating income.......      7,337,006  (138,242)   139,217   (1,017,817) (935,622)    56,583   (299,358)     74,240     5,216,007
                            ----------   -------    ------      --------  --------     ------ ----------     -------    -----------

Equity in net income
     in unconsolidated
     affiliate.........             --        --         --           --        --         --         --       (1,567)       (1,567)
Interest (expense), net     (5,715,722)  (21,395)   (14,449)    (593,323)     (228)      (388)    (5,916)          --    (6,351,421)
Foreign exchange
     (losses), net.....     (1,749,619)   34,903         --       (2,915)       --         --         --           --    (1,717,631)
Other income
     (expense), net(3).       (177,115)   16,872    (45,280)      31,869      (273)      (104)(12,744,429)         --   (12,918,460)
Minority interest in
     profit of
     unconsolidated
     subsidiary, net...             --        --         --           --        --         --         --      485,046       485,046
                            ----------   -------    ------      --------  --------     ------ ----------     -------    -----------
(Loss) income before
     tax...............       (305,450) (107,862)    79,488   (1,582,186) (936,123)    56,091 (13,049,703)    557,719   (15,288,026)
Extraordinary gain on
     repurchase of
     Senior Notes (net
     of income taxes
     of GRD 68,296)....        113,845        --        --            --        --         --         --          --        113,845
Cumulative effect of a
     change in
     accounting
     principal (net of
     income taxes of
     GRD 118,181)......       (196,969)       --        --            --        --         --         --          --       (196,969)
Net income (loss)......       (907,586)  (75,592)   79,488      (988,866) (936,123)    35,056 (7,904,053)    150,932    (10,546,744)
                            ----------   -------    ------      --------  --------     ------ ----------     -------    -----------
Total assets at
     December 31, 2001.    134,348,643 1,976,864   289,815    14,723,371 1,163,806    778,113  3,069,082 (21,070,209)   135,279,485
                           =========== =========   =======    ========== =========    =======  ========= ===========    ===========

-----------------------
(3) Included in other income (expense), net (under segment other) is the write-down of the marketable equity securities representing an other than-temporary loss amounting to GRD 12,741 million (see Note 25)

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)


CAPITAL EXPENDITURES

Information as to capital expenditures is as follows:

                                                  DECEMBER 31,
                                                  ------------
                                       1999            2000            2001
                                       ----            ----            ----
Television.....................       567,110       2,054,442       1,206,039
Radio..........................        16,960          71,864              --
Publications...................       314,070       1,483,489         238,799
Internet.......................            --              --         794,931
Heaven.........................            --              --          12,368
Other..........................        17,487          78,095         666,597
                                       ------          ------         -------
                                      915,627       3,687,890       2,918,734
                                      =======       =========       =========

GEOGRAPHIC AREAS

Information about geographic areas is as follows:

                                                  DECEMBER 31,
                                                  ------------
                                      1999            2000            2001
                                      ----            ----            ----
REVENUES:
Greece.........................    37,924,215      50,169,822      50,897,952
United States..................     1,120,434         344,957         551,629
Australia......................       294,506         194,426         218,102
Cyprus.........................       440,966         538,641         751,568
Bulgaria.......................            --         626,806       1,450,059
Other..........................            --       3,390,149              --
                                   ----------      ----------      ----------
                                   39,780,121      55,264,801      53,869,310
                                   ==========      ==========      ==========

Note:  Revenues are attributed to countries based on location of customer

Long lived assets are analyzed as follows:

                                                  DECEMBER 31,
                                                  ------------
                                       1999            2000            2001
                                       ----            ----            ----
Domestic.......................    12,424,105       17,770,795      19,565,816
International..................       354,054          631,932         559,223
                                   ----------       ----------      ----------
Total..........................    12,778,159       18,402,727      20,125,039
                                   ==========       ==========      ==========

32.  SUBSEQUENT EVENTS (UNAUDITED)

     In February 2002, the Company entered into an agreement with Endemol Entertainment BV to secure the rights for the airing of "BIG BROTHER 2". The cost of such rights is approximately Euro 5.0 million due in five installments from March 2002 to October 2002.

     In February 2002, the Company repurchased Euro 2.5 million of the 2008 Notes, with accrued interest of GRD 11,305 (Euro -- 33,177) to the date of repurchase. The early extinguishment of the 2008 Notes resulted in an after tax gain of GRD 82,459.

                                 ANTENNA TV S.A.

            (IN THOUSANDS OF DRACHMAE AND U.S. DOLLARS, EXCEPT SHARE
                            DATA AND EXCHANGE RATES)


     The corporate tax rate for the fiscal years ending December 31, 2002 has been reduced to 35% from 37.5% on Greek S.A. companies. The effect of the change in the rate will result in a charge of approximately GRD 110,011.

     Effective January 1, 2002, the Company will maintain its books in Euro and all carried forward balances will be converted to Euro at a rate of GRD 340.75 to Euro 1.00.

                                   SIGNATURES

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


Date:  March 28, 2002