Form 20-F
period 2002-12-31
ANTENNA TV SA
filed 2003-03-31
CIK 1047714

As filed with the Securities and Exchange Commission March 31, 2003.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

         [_]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                       OF THE SECURITIES EXCHANGE ACT OF 1934; or

         [X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                           THE SECURITIES EXCHANGE ACT OF 1934
                       For the fiscal year ended December 31, 2002

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

                             KIFISSIAS AVENUE 10-12,
                                MAROUSSI 151 25,
                                 ATHENS, GREECE
                                + 3-0210-688-6100
     (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

   Shares of capital stocks, nominal value GRD 100 per share (0.29 per share)

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

          As of March 31, 2003, the registrant had 19,849,440 shares of capital or common stock outstanding.

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

                                Yes [X]  No  [_]

         Indicate by check mark which financial statement item the registrant has elected to follow:

                            Item 17 [_]  Item 18 [X]

                                TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
PART I...........................................................................................................1
         Item 1.      Identity of Directors, Senior Management and Advisers......................................1
         Item 2.      Offer Statistics and Expected Timetable....................................................1
         Item 3.      Key Information............................................................................2
         ITEM 4.      Information on the Company................................................................13
         ITEM 5.      Operating and Financial Review and Prospects..............................................43
         ITEM 6.      Directors, Senior Management and Employees................................................60
         Item 7.      Major Shareholders and Related Party Transactions.........................................64
         Item 8.      Financial Information.....................................................................66
         Item 9.      The Listing...............................................................................66
         Item 10.     Additional Information....................................................................67
         Item 11.     Quantitative and Qualitative Disclosures about Market Risk................................82
         Item 12.     Description of Securities other than Equity Securities....................................84

PART II.........................................................................................................84
         Item 13.     Defaults, Dividends, Arrearages and Delinquencies.........................................84
         Item 14.     Material Modifications to the Right of Security Holder and Use of Proceeds................84
         Item 15.     Controls and Procedures...................................................................84
         Item 16.     Reserved..................................................................................84

PART III........................................................................................................84
         Item 17.     Financial Statements......................................................................84
         Item 18.     Financial Statements......................................................................84
         Item 19.     Exhibits..................................................................................85


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

         We publish our consolidated financial statements in euro. Unless we note otherwise, all amounts in this annual report are expressed in euro. For your convenience, unless otherwise indicated, this annual report contains translations of euro amounts into U.S. dollars at (euro)1.00 = $1.0485. The translation of euro amounts is based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for euro of (euro)0.9537 = $1.00. See "Exchange Rate Information" for historical information about exchange rates. You should not construe these translations as representations that the amounts referred to actually represent translated amounts or that you could convert these amounts into the translated currency at the rates indicated.

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


                                      (ii)

                           FORWARD-LOOKING STATEMENTS

         The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in the forward-looking statements made in this annual report. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "will likely result," "are expected to," "will continue," "believe," "is anticipated," "estimated," "intends," "expects," "plans," "seek," "projection" and "outlook." These statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in these statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this annual report. Among the key factors that have a direct bearing on our results of operations are:

         o General uncertainty primarily related to war in Iraq and possible terrorist attacks, and the impact on advertising expenditures;

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.  KEY INFORMATION

A.       SELECTED HISTORICAL FINANCIAL DATA

         You should read the following selected consolidated financial data together with our consolidated financial statements, the notes to those financial statements and the information under "Item 5. -- Operating and Financial Review and Prospects." The selected consolidated financial data as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 are derived from our audited financial statements. The financial statements as of December 31, 2001 and 2002 and the fiscal years ended December 31, 2000, 2001 and 2002 are included elsewhere in this annual report and have been audited by KPMG Kyriacou Certified Auditors SA, independent auditors.

         The accompanying consolidated financial data has been restated from the drachma to the euro, which, as of January 1, 2002, is our reporting currency. The consoldated financial data have been recast in accordance with EITF D-71 "ACCOUNTING ISSUES RELATING TO THE INTRODUCTION OF THE EUROPEAN ECONOMIC AND MONETARY UNTION (EMU)". Prior year balances have been recast using the exchange rate between the euro and the drachma, as of January 1, 1999, of (euro)1.00 to GRD 340.75. Comparative financial data depict the same trends as would have been presented if we had continued to present our data in drachma. However, the financial staements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euros and that restated amounts from a currency different from the drachma.

                                                                  FISCAL YEAR ENDED DECEMBER 31,
                                                                  ------------------------------
                                                    1998       1999     2000        2001        2002       2002
                                                    ----       ----     ----        ----        ----       ----
                                                  ((EURO))   ((EURO)) ((EURO))    ((EURO))    ((EURO))      ($)
                                                            (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Advertising revenue                                85.95     103.08   116.19      113.54      122.41     128.35
Related party revenue                               7.66       5.89     4.85        5.79        5.70       5.98
Publication revenue                                   --       5.30    22.61       20.40       19.35      20.29
Other revenue                                       1.23       2.47    18.53       18.36       21.38      22.42
                                                 -------     ------   ------      ------      ------     ------
Total net revenue                                  94.84     116.74   162.18      158.09      168.84     177.04
                                                 =======     ======   ======      ======      ======     ======
Cost of sales                                      15.82      23.41    47.70       63.30       69.99      73.38
Selling, general and administrative
     expenses                                      11.81      14.03    21.12       27.99       30.79      32.29
Amortization of programming costs                  36.34      35.50    39.83       43.75       47.44      49.75
Depreciation and amortization                       1.84       2.50     4.16        7.74        8.40       8.81
                                                 -------     ------   ------      ------      ------     ------
Operating income                                   29.03      41.30    49.37       15.31       12.22      12.81
Interest (expense), net                           (8.38)     (7.92)   (9.70)     (18.64)     (22.28)    (23.36)
Foreign exchange (losses), net(1)                (11.80)     (5.79)   (8.76)      (5.04)       10.16      10.66
Equity in net income (loss) of
     unconsolidated affiliate                       0.06       0.07     0.01       (0.01)         --         --
Related party commission income                     0.41       1.27     0.14          --          --         --
Other income (expense), net(2)                      0.02       4.49   (0.67)     (37.37)      (2.17)     (2.28)
Minority interest in profit of
     consolidated subsidiaries                        --     (0.17)   (0.25)        1.42        0.67       0.70
                                                 -------     ------   ------      ------      ------     ------
Earnings (loss) before income taxes                 9.34      33.25    30.14      (44.33)      (1.40)     (1.47)
(Provision) benefit for income
     taxes(1)(3)                                   (6.11)    (13.41)   (9.08)      13.96       (0.86)     (0.90)
                                                 -------     ------   ------      ------      ------     ------
Earnings (loss) before change in
     accounting principle                           3.23      19.84    21.06      (30.37)      (2.26)     (2.37)
                                                 -------     ------   ------      ------      ------     ------
Cumulative effect of a change in
     accounting principle (net of
     income taxes of(euro)0.3 and(euro)1) (4)         --         --       --       (0.58)      (0.95)     (1.00)
                                                 =======     ======   ======      ======      ======     ======
Net income (loss)                                   3.23      19.84    21.06      (30.95)      (3.21)     (3.37)
                                                 =======     ======   ======      ======      ======     ======
Basic and diluted earnings (loss) per
     share before cumulative effect of
     the change in accounting principle              0.2        1.0      1.1        (1.5)       (0.2)      (0.2)
                                                 =======     ======   ======      ======      ======     ======
Basic and diluted earnings (loss) per
     share of change in accounting
     principles                                       --         --       --          --          --         --
                                                 =======     ======   ======      ======      ======     ======
Basic and diluted earnings (loss) per
     share                                           0.2        1.0      1.1       (1.5)       (0.2)      (0.2)
                                                 =======     ======   ======      ======      ======     ======

                                                                  FISCAL YEAR ENDED DECEMBER 31,
                                                                  ------------------------------
                                                    1998       1999     2000        2001        2002       2002
                                                    ----       ----     ----        ----        ----       ----
                                                  ((EURO))   ((EURO)) ((EURO))    ((EURO))    ((EURO))      ($)
                                                            (IN MILLIONS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT PERIOD END)

Total assets                                       176.8      268.9    279.6       397.0       392.5      411.5
Net assets                                        (19.0)       75.0     75.9        65.1        61.8       64.8
Share capital                                        4.9        5.8      5.8         5.8         5.8        6.1
Long-term obligations (5)                           96.7      109.1     97.5       239.0       214.7      225.1
Total debt(6)                                      101.4      119.9    137.5       258.0       233.9      245.3
Shareholders' equity                              (19.0)       75.0     75.9        65.1        61.8       64.8
OTHER DATA
Net cash provided by (used in)
     operating activities                            7.9       12.7   (13.7)      (12.2)        10.8       11.4
Net cash (used in) investing activities            (1.1)     (35.3)   (72.3)      (23.8)       (4.6)      (4.8)
Net cash provided by (used in)
     financing activities                          (7.3)       67.7      8.7       111.0       (8.3)      (8.7)
Cash dividends per share                             0.2         --       --          --          --         --

-------------------------
(1) During 1998, the drachma appreciated against the U.S. dollar, which resulted in a foreign exchange loss on a forward contract for which no tax benefit has been recognized due to the uncertainty of the ultimate ability to realize such tax benefit. See Item 5.--Operating and Financial Review and Prospects--Quantitative and Qualitative Disclosures About Market Risk."

(2) Other income in 1999 resulted principally from the sale of marketable securities and other expenses related to start up costs related to direct-to-home television. Included in other income (expense) in 2001 is the write-down of the marketable equity securities representing an other-than-temporary loss amounting to (euro)37.39 million. In 2002 other (expense), net represents the other-than-temporary loss of
         (euro)4.8 million of marketable equity securities offset by the gain relating to the early extinguishments of the Senior Notes of (euro)2.5 million (see note 24 of the notes to the financial statements).

(3) During 2000, the conditions of SFAS 53 were satisfied with respect to certain license and distribution fees (as cash collections were received) and the valuation allowance established on the deferred tax asset relating to such fees was reversed.

(4) During the first quarter of 2001, we adopted AICPA Statement of Position 00-2 "Accounting by Producers or Distributors of Films". It requires advertising costs for television production to be expensed as incurred. It also requires certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs and all film costs to be classified on the balance sheet as non-current assets. We recorded a one-time after tax charge for the initial adoption of the standard of (euro)0.6 million ($ 0.6 million). On January 1, 2002 we adopted FASB Statement 141 "Business Combinations" and Statement 142 "Goodwill and Other Intangible Assets". It requires that goodwill and intangible assets with indefinite lives no longer be amortized, but tested for impairment annually. It also requires that intangible assets with definite lives be amortized over their respective estimated useful lives to their estimated residual value and reviewed for impairment.

(5) Long-term obligations include our senior notes due 2007 and our senior notes due 2008, long-term indebtedness and long-term obligations under capital leases.

(6) Total debt includes bank overdrafts and short-term borrowings, long-term indebtedness (including the current portion thereof) and long-term obligations under capital leases (including the current portion thereof).

EXCHANGE RATE INFORMATION

         The table below presents the noon buying rates in the City of New York for cable transfers for the drachmae, restated in euro for all periods prior to January 1, 2001, and for all subsequent periods, the noon buying rates for the euro. For calculation of the euro amounts for all periods prior to December 31, 2000, we have stated the applicable noon buying rate for drachma at the official fixed conversion rate of GRD 340.75 per (euro)1.00. This restatement matches the restatement into euro of our consolidated financial statements, which for all periods prior to January 1, 2001 were prepared in drachma and the drachma amounts were restated into euro amounts.

                                              YEAR ENDED DECEMBER 31,
                                   1998      1999      2000      2001      2002
                                   ----      ----      ----      ----      ----
 Euro per U.S. Dollar
      High                        0.8616    0.9483    0.9623    1.1946    0.9537
      Low                         0.7178    0.8117    0.8283    1.0488    1.1636
      Average (1)                 0.8055    0.8678    0.9052    1.1224    1.0581
      Rate at end of period       0.8335    0.8214    0.9623    1.1234    0.9537

(1) The average of the noon buying rate on the last business day of each month during the applicable period.

                                           ((EURO) PER U.S. $)
                                             HIGH       LOW
                                             ----       ---
      September 2002                        1.0325    1.0041
      October 2002                          1.0300    1.0120
      November 2002                         0.0106    0.9863
      December 2002                         1.0074    0.9537
      January 2003                          0.9652    0.9207
      February 2003                         O.9339    0.9195

         On March 28, 2003, the noon buying rate in the City of New York between the Euro and the U.S. dollar as certified by the Federal Reserve Bank of New York, expressed in dollars per euro was(euro)1.00 equals $1.0762.

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

OUR ADVERTISING REVENUES ARE EXPECTED TO BE NEGATIVELY IMPACTED AS A RESULT OF THE WAR IN IRAQ

         Since the beginning of the war in Iraq, we have disrupted our regular programming schedule in order to provide ongoing news coverage of the war. As a result, we have experienced a decline in the number of advertisements aired. This decline, which is expected to continue for the duration of the war, will adversely affect our advertising revenues. In addition, our selling, general and administrative expenses are expected to increase because of our expanded news coverage of the conflict. Moreover, continuation of the war or other instability in the region may have an adverse impact on general economic conditions in Greece, including as a result of loss of revenue from tourism, which in turn could have a further adverse impact on advertising revenues.

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

         o expect to compete in the future with other distribution channels for television programming such as cable; and

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

SEASONALITY OF ADVERTISING EXPENDITURES COULD IMPACT OUR BUSINESS

         Our revenue reflects seasonal patterns of advertising expenditures, which is common in the broadcast industry. Advertising revenue, which in 2002 represented 72.5% of total net revenue, is usually lowest in the third quarter and highest in the fourth quarter. During 2002, 20.9% of our television advertising revenue was generated in the first quarter, 34.1% was generated in the second quarter, 12.8% was generated in the third quarter and 32.2% in the fourth quarter. Consequently, our business depends substantially on advertising revenue generated in the first, second and fourth quarters which represented 87.2% of our total television advertising revenue in 2002. Unsatisfactory revenue during these periods, particularly the fourth quarter, could harm our business. For a further discussion of our advertising revenues, see "Item 5.-- Operating and Financial Review and Prospects" and "Item 4. -- Information on the Company--Television Advertising--General."

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

BECAUSE OF THE ACCOUNTING POLICIES WE FOLLOW, THE PROGRAMMING COSTS AMORTIZED MAY VARY AND WE COULD UNDERESTIMATE OUR REPORTING OF COSTS

         Effective January 1, 2001, we follow AICPA statement of position No. 00-2, accounting by producers or distributors of films (SOP 00-2), which established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Typically, the majority of the revenue is earned in the initial few years following the release with declining residual revenues earned in subsequent periods. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation. As a result of the adoption of this standard in the first quarter of 2001, we recorded a one-time after tax charge for the initial adoption of the standard of
(euro)578 thousands ($606 thousands). This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations for the year ended December 31, 2001. For a further discussion of SOP 00-2, see "Item 5.--Operating and Financial Review and Prospects."

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

EXCHANGE RATE FLUCTUATIONS IMPACT OUR RESULTS

         We generate a significant proportion of our revenue in Euro. Our 9% senior notes due 2007 are denominated, and we are required to make all principal and interest payments, in U.S. dollars. Consequently, we are subject to significant foreign exchange risks. We have in the past, and may from time to time in the future, hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options. We have experienced net foreign exchange losses in the past and could experience them in the future if foreign exchange rates shift in excess of the risk covered by our hedging arrangements. For a discussion on the impact of changes in foreign exchange rates on our business, see "Item 5.--Operating and Financial Review and Prospects--Quantitative and Qualitative Disclosures About Market Risk."

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE

         As we continue to develop and expand our business, we may require additional capital to fund our capital expenditures, potential acquisitions, research and development and working capital needs, as well as our debt service requirements and cash flow deficits. In addition, we continually reevaluate our business plan in our rapidly changing industry. Our business plan may change in material respects in the intermediate term. Any such change could result in unforeseen needs for additional financing. Our revenues and costs are dependent on factors that are largely beyond our control, such as changes in technology, increased competition, regulatory developments, fluctuation in interest or currency exchange rates and various other factors. Due to the uncertainty of these factors, our actual revenues and costs may vary significantly from our forecasts. Any such significant variation will affect our future capital requirements. In addition, as a result of our expected delisting, we will not have access to the equity capital markets. Also, due to a recent downgrade of our senior notes, it may be more difficult for us to issue debt securities in the future.

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

THE DIGITAL SATELLITE TELEVISION SECTOR IN GREECE IS STILL RELATIVELY NEW

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


TO FUND OUR NEW MEDIA ACTIVITIES, WE EXPECT TO INCUR LOSSES

         As we expand further the use of digital satellite television and the Internet as distribution channels for our programming and publishing content, we may continue to incur losses from these operations over the short- and intermediate-term. We cannot assure you when, or to what extent, these operations will become profitable. Our success in achieving profitability in these new media is largely dependent upon effectively carrying out our digital satellite television and Internet strategy. If we are unable to achieve profitability, it may harm our business.

WE HAVE ENTERED THE DIGITAL SATELLITE TELEVISION MARKET WITH OTHER PARTNERS AND DO NOT HOLD A CONTROLLING INTEREST

         We have a 5% interest in NetMed N.V., the pay television platform of MIH Limited in Greece and Cyprus. In addition, we have the option to increase our stake to 15% prior to October 2003. We do not hold a controlling interest in NetMed. We do not have the ability to control the management of that venture or to unilaterally implement strategies we deem necessary or desirable to achieve satisfactory operating or financial results. We do not exercise operational control over the venture and we cannot assure you that we are able to influence the strategic direction of the venture. We cannot assure you that NetMed will operate in a manner consistent with our interests, including the purchase and distribution of programming from our library.

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

RISKS RELATING TO OUR INDEBTEDNESS

OUR INDEBTEDNESS IMPOSES LIMITATIONS ON OUR OPERATIONS

         At December 31, 2002, we had outstanding total debt of approximately
(euro)233.9 million ($245.3 million) and total shareholders' equity of approximately (euro)62 million ($65 million). Our large amount of debt and our obligations to make principal and interest payments on our senior notes, our other indebtedness and any additional indebtedness, could have important consequences, including:

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

RISKS RELATED TO THE OWNERSHIP OF OUR SHARES

WE EXPECT TO DELIST OUR ADSS FROM THE NASDAQ STOCK MARKET AND TERMINATE THE REGISTRATION OF OUR SECURITIES UNDER THE EXCHANGE ACT IN THE NEAR FUTURE.

         As previously disclosed, our four principal shareholders own approximately 98% of our total share capital. In the near future, we intend to delist our ADSs from the Nasdaq Stock Market and file a Form 15 with the SEC to terminate the registration of our securities under the Exchange Act. Additionally, we intend to terminate the Deposit Agreement relating to our ADS program. As a result of these actions, there will be no liquid market for our ADSs and we will no longer be required to file reports with the SEC, although we intend to voluntarily file reports as required under the indentures governing our senior notes.

WE EXPECT TO TERMINATE THE DEPOSIT AGREEMENT RELATING TO OUR ADS PROGRAM IN THE NEAR FUTURE WHICH WILL HAVE AN ADVERSE IMPACT ON OUR ADS HOLDERS.

         Once we terminate the Deposit Agreement, existing holders of ADSs will receive ordinary shares (one half of one ordinary share per ADS) on the effective date of the termination. The ordinary shares are not listed on any securities exchange, and there are transfer procedures under Greek corporate law, Greek tax law and the Greek media law that restrict the ability to transfer ordinary shares. Any transfer of ordinary shares will be subject to a Greek transfer tax of approximately 5% of the value of the transaction. Ordinary shares will also be subject to ownership restrictions provided for in the Greek media law.

OUR SHARE OWNERSHIP IS HIGHLY CONCENTRATED AND, AS A RESULT, OUR PRINCIPAL SHAREHOLDERS CONTROL OUR BUSINESS

         Four shareholders, including our founder and three shareholders controlled by members of his family, collectively own over 98% of our ordinary shares and control our Board of Directors and all shareholders' decisions and determine our policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all or substantially all of our assets.

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

         o no shareholder of a licensed broadcaster can invest in, or serve as a director or officer of, more than two types of media enterprises. Media enterprises mean:

                  o        television broadcasters of any kind;
                  o        radio broadcasters of any kind; and
                  o        daily press publishers (excluding magazines); and

         o shares of a licensed broadcaster held by corporations must also be registered in the name of the natural persons who are shareholders of those corporations. However, this requirement will not apply to shares held by open-ended mutual funds qualifying as Undertakings for Collective Investments in Transferable Securities (or UCITS) under EU Directive 85/611/EEC, provided no single UCITS holds more than 2.5% of our share capital and UCITSs, in aggregate hold not more than 10% of our share capital.

         If a shareholder's holdings exceed any of these thresholds, the Media Law provides that such shareholder will not be able to exercise voting rights or receive dividends or other distributions, which are attributable to any shares acquired which exceed such thresholds.

ITEM 4.  INFORMATION ON THE COMPANY

                                    BUSINESS

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         Our legal name is Antenna TV societe anonyme. Our commercial name is Antenna TV. Our principal corporate offices are located at Kifissias Avenue 10-12, Maroussi 151 25, Athens, Greece and our telephone number is +30-210-688-6100. We were incorporated in 1989 under the laws of the Republic of Greece. Our Website is www.antenna.gr. Information on our Website is not incorporated by reference in this annual report.

         We are a leading media group in Greece. We own and operate Antenna TV, which is a leading television broadcast network and producer of television programming in Greece. We also own and operate a leading radio station, Antenna FM, and have a controlling interest in a publishing company, Daphne Communications. We have begun to use digital satellite television and the Internet as further distribution channels for our programming and publishing content and our brand. We intend to continue to take advantage of opportunities for cross-promotion and synergies across our media group, as well as through cooperative relationships with third parties. For example, we have a cooperation agreement with another Greek television broadcaster with a nationwide license, Makedonia TV, and a consulting agreement with another Greek radio station, Rythmos FM. In addition, we hold a 5% interest in NetMed N.V., the pay television platform of MIH Limited in Greece and Cyprus, and have the opportunity to increase our stake to 15% prior to October 2003, at fair market value. Our target is to become a primary pay television provider for the NetMed platform.

         Antenna TV was founded by Mr. Minos Kyriakou, our current Chairman, and began operating in December 1989 shortly after the introduction of private commercial television in Greece. Among Greek television networks, Antenna has the leading position in terms of overall ratings and overall audience share and, we believe, the leading share of television advertising revenue. Our position has been achieved through emphasizing quality and innovative programming that appeals to a variety of audience segments representing a broad cross-section of the Greek population. Our network, as well as our programming, benefits from strong brand recognition. Antenna TV:

         o operates 24 hours a day, seven days a week through a network of approximately 450 transmission towers and relay stations located throughout Greece; and

         o provides television broadcasting services that reach over 99% of Greece's 3.2 million television households giving us access to an audience of approximately 11 million people.

         We have positioned ourselves as a provider of high quality innovative television programs and as the authoritative voice in Greece for news and current affairs programs. We produce a significant proportion of our own programming. For example, we are the only Greek network to consistently produce two of our own daily soap operas, which are among the most popular television programs in Greece. This enables us to respond effectively to the viewing tastes of our target audiences and to control costs through test marketing pilot programs. This strategy is designed to maximize audience share and ratings. In 2002, based on hours of broadcast, we produced approximately:

         o 70 % of our weekly, prime time programming (9:00 p.m.-11:00 p.m.); and

         o        77 % of programming aired between 7:00 a.m. and 1:00 a.m.

         We acquired the balance of our programming from a variety of suppliers, principally U.S. studios and programming distributors. We are a principal contributor from Greece to foreign news services for news relating to Greece, a regular contributor to CNN's Sunday World Report and a contributor of news feeds to a number of networks relating to certain areas outside of Greece, such as the Balkan countries.

         During 1999, as part of our strategy of expanding into media-related businesses, we acquired Antenna FM and a controlling interest in Daphne Communications. In February 2000, we entered into a cooperation agreement with Makedonia TV, one of the other six Greek commercial TV broadcasters with a nationwide license, under which we advise on staffing, scheduling, broadcasting and advertising sales. We also acquired an option to acquire a 51% interest in Makedonia TV, when and if such acquisition is allowed under applicable law (see "-B. Business Overview-Distribution of Programing"). In August 2000, we acquired interests in two Bulgarian media businesses, including the leading private television network in Bulgaria and a radio station. Also in August 2000, we entered into a consulting agreement with Rythmos FM, effective June 1, 2000, to provide expertise in production, advertising sales, promotion and financial activities.

         During 2001 we:

         o acquired a controlling interest in Blues Hall EPE (51%), a music hall.

         o        commenced Internet related services;

         o became a 75% shareholder in newly established music recording company, Heaven Music S.A.;

         o established "Antenna Pay TV Ltd", which acquired a 5% interest (with the option to increase interest to 15% over two years following the closing) in NetMed N.V., the majority shareholder of Multichoice Hellas SA, which is the only subscription television platform operating in Greece and Cyprus under the name "Nova" and owns 100% of "Antenna Gold Overseas Ltd" which currently operates Antenna's premium pay TV channel on Nova bouquet.

         As we previously disclosed, our four principal shareholders, Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited, Praxis Global Investments Limited, Minos Kyriakou and our Chairman, Minos Kyriakou, our Vice Chairman, Theodore Kyriakou and two of our directors, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerors") made a tender offer to purchase all of our outstanding ordinary shares and American Depositary Shares not already owned by the Offerors or their affiliates. The Offer was completed on Friday, January 17, 2003, at 5:00 p.m., New York City time.

         Following the completion of the Offer, the Offerors and their affiliates now own 19,525,289.5 of our ordinary shares representing approximately 98.37% of our total share capital.

         On February 27, 2003, the Offerors withdrew the ordinary shares underlying the ADSs they purchased in the Offer from the Depositary Receipt Program and The Bank of New York, as depositary under the program, cancelled these ADSs.

         In the near future, we intend to provide notice to The Bank of New York of the termination of the Deposit Agreement. We also intend to file a Form 15 with the SEC to terminate the registration of our securities under the Exchange Act and request The Nasdaq National Market to delist our ADSs. In addition, as we requested, on February 26, 2003, the UK Listing Authority cancelled our listing on its Official List.

         Upon termination of the Deposit Agreement, former holders of ADSs that did not tender to the Offer will receive ordinary shares (one half of one ordinary share per ADS) on the effective date of the termination. The ordinary shares are no longer listed on any securities exchange, and there are transfer procedures under Greek corporate law, Greek tax law and the Greek media law that restrict the ability to transfer ordinary shares. The ordinary shares will also be subject to ownership restrictions provided for in the Greek media law.

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

         o reinforce our leading position in producing content by continuing to attract media talent through our investment in programming and our training center for media personnel, as well as through investments in Greek motion pictures, and investments in film distribution; and

         o streamline the production of our content for cross-promotion and for use across all of our distribution channels.

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

         Over the next several years, we plan to launch or acquire additional magazine titles to complement the current magazine titles published by Daphne. We expect that many of these will cover subject matter tied to our proposed digital theme channels. We continually monitor the performance of our magazine titles and may, in the future, suspend certain titles if they fail to generate sufficient advertising revenues.

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

         We are leveraging our relationships with strategic partners such as Cosmote, Stet Hellas and Vodafon, each a Greek cellular telephone service provider, to make our content available to all Greek cellular telephone subscribers. We have already established and operate our corporate site, as well as a portal for reality television shows in Greece, which provides an interactive experience, pioneering in the Greek market, with live video and audio streaming.

PURSUE COMPLEMENTARY BUSINESS OPPORTUNITIES

         In addition to the sale of broadcast rights of our own programming, we also continue to seek to generate incremental revenue through infomercials, audiotext programming, home shopping sales and merchandising, which are promoted during dead time. Our merchandising operations include a co-branded Visa(R) credit card issued by the Commercial Bank of Greece, one of the largest banks in Greece, sales of our popular programming, series and sporting events on video and sales of merchandise bearing our logo.

         We are a 75% shareholder in a newly established music company, Heaven Music S.A, extending our presence in the music industry as part of our content creation strategy. We will also seek to take advantage of opportunities that may present themselves, if and when media and other regulated sectors are further liberalized.

REINFORCE OUR POSITION OUTSIDE GREECE AND FURTHER EXPAND GEOGRAPHICALLY IN THE BALKAN COUNTRIES

         Approximately five million Greeks live outside Greece, compared to 11 million in Greece. We will continue to seek to strengthen our presence in the United States, where we currently distribute programming through Antenna Satellite, and Australia, where we currently distribute programming through Pacific Broadcast, and enter new markets with high concentrations of Greek-speaking audiences. Over the next years, we expect to distribute programming to Greek speaking audiences elsewhere in Europe, including Germany, Belgium and the United Kingdom, and in South Africa. We intend to sell programming to neighboring countries, particularly countries in the Balkan region, whose populations share cultural and other similarities with Greeks and have experienced an influx of investment by Greek companies, including a number of our principal advertisers. We own interests in two Bulgarian media businesses: Nova Television, a private television network in Bulgaria, and a radio station, Radio Express.

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

         o        Star Channel (launched in September 1993);

         o        Alpha (formerly Skai TV) (launched in October 1993);

         o        Makedonia TV (launched in April 1994); and

         o        Alter (formerly Channel 5) (launched in November 1994).

         In addition, a number of small local stations broadcast without regulatory approval, but are not considered to have a significant impact on the national or regional advertising market. Government efforts to close down such stations have been undertaken and are continuing. In 2002, the ten national television broadcasters ranked by AGB Hellas (or AGB), a subsidiary of AGB Group International, an Italian company, accounted for approximately 90.7 % of the audience share and 99.6 % of the television advertising expenditures in Greece.

         NetMed Hellas, an indirect subsidiary of MIH Ltd. (and a subsidiary of NetMed N.V.), currently offers subscription television services through the digital subscription television platform, known as "Nova" owned by Multichoice Hellas SA, also subsidiary of NetMed NV. Multichoice also distributes analogue (terrestrial) pay TV services. In October 2001, we acquired a 5% interest in NetMed N.V with the option to increase our participation to 15% during the two years following the closing. Our objective is to become a primary pay television provider to the NetMed platform.

         In addition, several international programmers, such as CNN, Euronews, Eurosport/TV5 Europe and RIK, currently have their programming retransmitted in Greece by ERT. We believe that these broadcasts have a negligible impact on the national advertising market.

GREEK TELEVISION ADVERTISING MARKET

         There are approximately 11 million people and approximately 3.2 million television households in Greece. Daily viewing time in Greece has increased significantly since the introduction of private commercial television broadcasting in 1989. In 2002, Greek daily viewing time was 224 minutes, compared to 131 minutes in 1990. This increase was primarily the result of higher quality programming and greater programming variety.

         The Greek advertising industry, and television advertising in particular, has grown significantly in recent years. Greek television net advertising expenditures have experienced approximately 11.8% average annual real growth since 1989, approximately 8.6% since 1997, reaching approximately
(euro)342 million ($359 million) in 2002. This growth was due primarily to the privatization of Greek television, where increased average television viewing time was driven by the higher quality and greater variety of programming.

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

         Television advertising in Greece accounts for a significant proportion of total display advertising ((euro)561 million ($588 million) in 2002). We estimate that the proportion of net Greek advertising, other than outdoor advertising, which we believe is immaterial, represented by television advertising in 2002 was approximately 61%, as compared to approximately 43% in 1989. In contrast, for 2002 we estimate that the proportion of Greek advertising represented by magazine advertisements was approximately 21%, newspaper advertisements were approximately 11% and advertisements aired over radio was approximately 7%. The proportion of advertising in Greece represented by television advertising is one of the highest in the EU.

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

         o        introduce 24-hour programming; and

         o        produce our own daily soap operas.

         We also distribute programming for broadcast to Greek-speaking audiences in Cyprus, the United States, Canada and Australia, and expect to distribute programming to Greek-speaking audiences elsewhere in Europe, including Germany, Belgium and the United Kingdom as well as in South Africa.

     The table below presents a breakdown of our own programming and of acquired programming for 2001 and 2002 aired between 7:00 a.m. and 1:00 a.m.:

                                                                           2001                      2002
                                                                  ----------------------    -----------------------
                                                                   YEARLY                    YEARLY
                                                                    HOURS                     HOURS
                                                                  BROADCAST   PERCENTAGE    BROADCAST    PERCENTAGE
                                                                  ---------   ----------    ---------    ----------
OWN PROGRAMMING:
TYPE OF PROGRAM
News                                                                    877        16.2%          761         14.3%
Talk shows and current affairs                                          946         17.5          911          17.2
Greek prime time dramas, situation comedies and soap operas           1,289         23.8        1,417          26.7
Sports programs and live sporting events                                 68          1.3           47           0.9
Variety shows                                                           869         16.1          905          17.0
Game shows                                                               71          1.3          179           3.4
Other                                                                   292          5.4          208           3.9
                                                                  ---------   ----------    ---------    ----------
     Total own programming                                            4,412        81.6%        4,428         83.4%
                                                                  ---------   ----------    ---------    ----------
ACQUIRED PROGRAMMING:
TYPE OF PROGRAM
Foreign series                                                          262         4.8%          128          2.4%
Children's programming                                                  260          4.8          174           3.3
Foreign movies                                                          254          4.7          303           5.7
Other                                                                    13          0.2            5           0.1
Greek movies                                                            206          3.8          273           5.1
                                                                  ---------   ----------    ---------    ----------
     Total acquired programming                                         995        18.4%          883         16.6%
                                                                  ---------   ----------    ---------    ----------
         Total                                                        5,407       100.0%        5,311        100.0%
                                                                  =========   ==========    =========    ==========

         During the past few years, we have invested significantly in the development of our programming library. The programming library represents approximately 47,765 hours of owned programming and approximately 5,750 hours of acquired programming (primarily from our exclusive six-year contract with Twentieth Century Fox Television Limited). We continue to derive revenue from the airing of this programming, either through reruns or the distribution and syndication of this programming outside Greece. As of December 31, 2002, approximately 82% of our total programming library was fully amortized.

PROGRAMMING PRODUCED BY ANTENNA

         We produce a variety of programs including news programs, talk shows and current affairs programs, dramas, situation comedies, soap operas, sports programs, variety shows and game shows. In 2002, we produced all of our ten most highly rated, regularly scheduled programs.

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

         NEWS PROGRAMS. Our news programming includes news broadcasts in the morning, afternoon, early evening, prime time and late-night time slots. We place great emphasis on producing news programs that will be viewed as the authoritative source in terms of accuracy and objectivity, and we strive to be the first to report breaking news stories. Our news programs usually have drawn the highest average audience shares in the market. We are a principal contributor from Greece to CNN for news relating to Greece, a regular contributor to CNN's SUNDAY WORLD REPORT and a contributor of news feeds relating to areas outside of Greece, such as the Balkan countries. In addition, we undertake in-depth analysis and investigative reporting to produce high-profile news stories and documentaries concerning historical events and contemporary issues of interest to our target audience and of significant archive value.

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

         We are continuing to centralize our news gathering operations across our radio and television operations, with the expectation of distributing news products through other outlets including our Internet and digital satellite television initiatives. We expect that this will result in greater cost savings, greater efficiencies and increased ability to attract talent.

         TALK SHOWS AND CURRENT AFFAIRS. We provide commentary on various contemporary topics through our live talk shows and current affairs programs. Talk shows include the highly rated daily morning talk show KALIMERA ELLADA (GOOD MORNING GREECE), which holds the record for daytime audience share and ratings. Current affairs programs include a week night talk show, ME TA MATIA TIS ELLIS (WITH ELLI'S EYES),which focuses on social issues and current domestic and international issues. The weekend program also includes two other talk shows, STUDIO ME THEA (STUDIO WITH
VIEW), which focuses on political issues and other current domestic affairs and 2000-2004 which focuses on issues regarding the preparations for the Athens Olympic Games. Two well-known TV journalists host these talk shows.

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

         GREEK PRIME-TIME DRAMAS, SITUATION COMEDIES, COMEDY PROGRAMS AND SOAP OPERAS. We produce a variety of weekly drama series, a number of situation comedies and three weekly comedy programs, AMAN TA KATHARMATA (AMAN THE BUSTARTS), which is a satire of current events popular among young adults. We currently produce two Greek soap operas, the highly rated KALIMERA ZOE (NEW
LIFE) and LAMPSI (REACHING FOR THE LIGHT). These two daily soap operas are produced at our two largest studios. We film two episodes daily on eight-hour shifts, typically with 500 half-hour episodes being produced each year. Our soap operas have consistently been among Greece's 20 highest rated television shows.

         SPORTS PROGRAMS AND LIVE SPORTING EVENTS. We air a variety of sporting events, such as basketball games and track and field events. During 2002, we broadcasted seven events of the Golden League, a worldwide track and field competition under the auspices of the International Amateur Athletic Federation
(IAAF).

         GAME SHOWS. We air THISAUROFILAKIO (THE VAULT), a daily international game show, STA ORIA (ON THE LIMITS) and STO SKOTADI (IN THE DARKNESS) two weekend game shows. We also air SUPER GAME, a daily, three-minute live game show in which viewers compete for prizes, which is produced in cooperation with Audiotex.

         OTHER. We began producing made-for-television movies in 1994. We seek to ensure the success of these movies and further enhance the brand-name appeal of our programming by producing movies based on our most popular drama series. We have capitalized on the success of two of our popular action series (TMIMA ETHON (VICE SQUAD) and ANATOMIA ENOS EGLIMATOS (THOU SHALT NOT KILL)) by producing nine movies based on these series and have also produced ten independent movies. These movies, which are rerun periodically, create a continuing source of revenue.

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

ACQUIRED PROGRAMMING

         We purchase programming, consisting principally of content produced in the United States, from approximately 54 suppliers, including Fox, MGM/UA, Paramount, Columbia TriStar, Warner Brothers, ABC, NBC and CBS. Our acquired programming includes Greek and foreign feature films, television series, children's programming, game show formats and CBS news broadcasts.

         In March 2001, we entered into an agreement with Endemol Entertainment International BV to broadcast BIG BROTHER in Greece and Cyprus. The broadcasting of BIG BROTHER in Greece and Cyprus commenced on September 10, 2001 and ended on December 31, 2001 and each broadcast had a consistently high audience share. The agreement also provides for related television, merchandising and e-commerce rights. Subsequent to year-end, we entered into a second agreement with Endemol to air BIG BROTHER II. Broadcasts of BIG BROTHER II commenced on March 2, 2002 and ran until June 30, 2002. In September 2002 we entered into a third agreement with Endemol to air FAME STORY. Broadcasts of FAME STORY commenced in September 2002 and ran until December 31, 2002.

         In March 2001, we entered into an agreement with Twentieth Century Fox Television Limited, which provides us with a six-year exclusive right, in Greece, to purchase and broadcast films and television programming from the Fox library, as well as to purchase and broadcast new Fox productions.

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

         o        weekday late evenings (11:00 p.m.-1:00 a.m.); and

         o        weekends.

         The table below presents the weekday programming for the 2003 mid-season:

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

11:05 a.m. - 1:10 p.m.   PROINOS KAFES (MORNING COFFEE)    A live, morning variety show

1:10 p.m. - 1:15 p.m.    SUPER GAME                        Live game show, produced in cooperation with Audiotex

1:15 p.m. - 2:00 p.m.                                      Reruns of Greek situation comedies

2:00 p.m. - 2:50 p.m.    NEWS                              National and international news, special reports, sports
                                                           and weather

2:50 p.m. - 3:00 p.m.    HRIMA & HRIMATISTIRIO             Stock market news

         TIME                          NAME                                      PROGRAM TYPE
----------------------   -----------------------------     --------------------------------------------------------
3:00 p.m. - 3:25 p.m.                                      Reruns of Greek situation comedies

3:25 p.m. - 3:30 p.m.    SUPER GAME                        Live game show, produced in cooperation with Audiotex

3:30 p.m. - 4:25 p.m.                                      Reruns of Greek Situation comedies

4:25 p.m. - 4:30 p.m.    SUPER GAME                        Live game show, produced in cooperation with Audiotex

4:30 p.m. - 5:25 p.m.                                      Reruns of Greek Situation comedies

5:25 p.m. - 5:45 p.m.    NEWS                              Headlines

5:45 p.m. - 6:20p.m.     KALIMERA ZOE (NEW LIFE)           Daily Greek soap opera

6:20 p.m. - 7:10 p.m.    Thisavrofilakio (The Vault)       An internationally popular TV game show

7:10 p.m. - 8:00 p.m.    LAMPSI (REACHING FOR THE LIGHT)   Daily Greek soap opera

8:00 p.m. - 9:00 p.m.    NEWS                              National and international news, special reports, sports
                                                           and weather

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

12:00 a.m.-12:15 a.m.    NEWS                              National and international news, special reports, sports
                                                           and weather

12:15 a.m.-12:20 a.m.    HRIMA & HRIMATISTIRIO             Stock market news

12:20 a.m.-1:30 a.m.     LATE NIGHT PROGRAMMING            Continuation of prime time programming, or foreign
                                                           series and films

         Between 1:00 a.m. and 7:00 a.m., we principally broadcast infomercial productions, public domain foreign movies and reruns. Between 6:00 a.m. and 6:30 a.m., we air reruns of Greek series. Between 6:45 a.m. and 7:00 a.m., we broadcast children's programming and closed-captioned news for the hearing impaired.

         Our weekend morning programming consists of two parts. The first part is geared toward children and consists primarily of U.S. programs, particularly cartoons such as INSPECTOR GADGET, DRAGON BALL, LOONEY TUNES, PANDORA & PLATO which is the first Greek cartoon production, and action series such as BATMAN III, POWER RANGERS. Weekend afternoon and evening programming includes talk shows, Greek features, foreign series and films, game shows and Greek reruns.

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

         Our transmission network has the technical capability to broadcast different programs to different regions of the country at the same time. We are currently using this capability to increase advertising revenue by broadcasting different advertisements in northern Greece. Since 1998, we have had a Northern Greece sales department to support this effort as well as advertising in our radio and publishing operations.

RATINGS AND AUDIENCE SHARE

         Audience survey data are used by television broadcasters and advertisers to determine how many and what type of viewers watch a particular program. The principal supplier of audience survey data in Greece is AGB, which covers ten national television networks in Greece. AGB conducts its operations by using "people meters" to record the television preferences of viewers. A "people meter" is a small computer attached to the television set that records channels watched and family members keyed in, as viewing television during any particular time period, along with other statistics that are useful for both television broadcasters and advertisers. As of December 2002, the AGB sample size is 1200 households (an estimated 3500 individuals), a sample size which is consistent relative to that used in other countries.

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

         Since 1997, we have had the leading market share among Greek television broadcasters, reflecting our success in attracting talent and our success in television marketing. The table below presents our average share of audience, generally and during prime time only (9:00 p.m.-11:00 p.m. weekly), as compared to our principal national competitors for the periods indicated:

                                                                                  AVERAGE AUDIENCE SHARE
                                      AVERAGE AUDIENCE SHARE                          FOR PRIME TIME
                              -----------------------------------------   -----------------------------------------
NETWORK                         1998     1999    2000     2001     2002     1998    1999     2000     2001     2002
-------------                 ------   ------  ------   ------   ------   ------  ------   ------   ------   ------
Antenna                        23.8%    23.0%   21.8%    22.9%    21.8%    24.1%   26.5%    23.1%    24.7%    21.2%
Mega Channel                   20.9     20.5    21.2     21.3     20.1     26.3    23.5     23.0     23.0     25.9
ET1 and NET                    10.0      9.5    10.6      9.5     10.9     11.1     9.9     11.4     10.6     11.4
Alpha                          14.5     16.7    15.8     14.6     13.0     14.2    14.3     13.1     12.7     11.2
Star Channel                   13.7     13.7    13.7     12.7     11.2     12.1    12.9     14.2     11.4     10.9
Other(1)                       17.1     16.6    16.9     19.0     23.0     12.2    13.0     15.2     17.6     19.4
                               ----     ----    ----     ----     ----     ----    ----     ----     ----     ----
Total                         100.0%   100.0%  100.0%   100.0%   100.0%   100.0%  100.0%   100.0%   100.0%   100.0%
                              =====    =====   =====    =====    =====    =====   =====    =====    =====    =====

(1)      Includes VCRs, satellite, Tempo, Makedonia TV, ET3 and Alter.

         The table below presents our average ratings figures, generally and during prime time only (9:00 p.m.-11:00 p.m. weekly), as compared to our principal national competitors for the periods indicated:

                                          AVERAGE RATINGS                      AVERAGE RATING FOR PRIME TIME
NETWORK                        1998     1999    2000     2001    2002      1998     1999    2000     2001     2002
-------------                 ------   ------  ------   ------   ------   ------  ------   ------   ------   ------
Antenna                        3.6%     3.6%    3.3%     3.5%     3.4%     8.3%     9.1%    7.2%     8.1%     7.1%
Mega Channel                   3.2      3.2     3.2      3.3      3.1      9.1      8.1     7.2      7.5      8.6
ET1 and NET                    1.5      1.5     1.5      1.4      1.7      3.9      3.4     3.6      3.5      3.8
Alpha                          2.2      2.6     2.4      2.2      2.0      4.9      4.9     4.1      4.1      3.8
Star Channel                   2.1      2.2     2.0      1.9      1.8      4.2      4.4     4.5      3.7      3.6


TELEVISION ADVERTISING

GENERAL

         Substantially all of our revenue is derived from the sale of national advertising. During 2002, approximately 61.4 % of our total net revenue came from national broadcast television advertisements. Sales are made for advertising over a specific period of time. We have approximately 190 separate advertising rates ranging from (euro)3.52 ($3.69) to (euro)880.41 ($923.11) per second, which we set monthly. In setting advertising rates, which are tied to specific programs, we consider, among other factors, the rating of the program during which advertisements will run and the likely impact of rate increases on advertising volume. The highest prices for advertisements that we broadcast are for certain prime time series and for talk shows, soap operas, special events and movies, which are aired during both prime time and non-prime time. Advertising prices tend to be higher during the peak viewing months of April through June and October through December than during the late summer months when many Greeks are on vacation. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law (see "--Regulation"). These rebates are negotiated at the time such advertising arrangements are made.

         We sell advertising time to a broad and diverse group of advertisers. Of the revenue derived from advertising in 2002, approximately 91.1% was generated through advertising agencies representing multiple advertisers. The balance was generated directly from individual advertisers that negotiate their own advertising arrangements and are not represented by advertising agencies. In 2002, our top 10 advertisers accounted for approximately 30.4% of our gross advertising revenue. In the same year, our top 50 advertisers accounted for approximately 65.0% of our gross advertising revenue. No single advertiser accounted for 10 % or more of our 2002 gross advertising revenue. The table below presents the percentages of our advertising revenue generated by particular sectors during 2000, 2001 and 2002:

          SECTOR                              2000           2001          2002
          ------                              ----           ----          ----
Food and drink                                21.5%          23.7%         24.3%
Personal care and household                   14.2           14.2          13.4
Automobiles                                   11.0            9.9          10.6
Alcoholic beverages                            7.2            6.2           6.4
Cosmetics                                      5.8            5.5           0.1
Government                                     6.0            5.2           8.6
Electronics                                    5.1            4.8           3.1
Services                                       0.9            0.6           0.1
Toys                                           1.6            1.4           1.5
Paper products                                 0.4            0.3           0.3
Other                                         26.3           28.2          31.6
                                             -----          -----         -----
     Total                                   100.0%         100.0%        100.0%
                                             =====          =====         =====

         Procter & Gamble, Unilever, OPAP (National Lotary), Vodafon, Cosmote, Fage (a Greek dairy company), Delta (a Greek dairy company), Levi, Nestle and Telestet were our top 10 largest advertisers in 2002, accounting collectively for approximately 30.4. % of our gross advertising revenue during 2002.

         We currently sell only a portion of our available advertising time. In addition, we use a variety of means to utilize unsold advertising time in all time periods, commonly referred to as "dead time," to improve our operating results and cash flow. See "--Other Sources of Revenue." The table below presents, for 2000, 2001 and 2002, our estimate of total available advertising time sold during prime time, during viewing hours of 7:00 a.m. to 1:00 a.m., and total available advertising time sold, each measured in terms of time sold to advertising clients and time sold to advertising clients together with dead time allocated to audiotext, infomercials and home shopping:

                                                                                   MEASURED BY TIME
                                                                                 SOLD TO ADVERTISING
                                                                                   CLIENTS TOGETHER
                                                                               WITH DEAD TIME ALLOCATED
                                                MEASURED BY TIME SOLD         TO AUDIOTEX, INFOMERCIALS
                                                TO ADVERTISING CLIENTS            AND HOME SHOPPING
                                                ----------------------            -----------------
                     TIME SLOT                 2000       2001      2002      2000        2001      2002
                     ---------                 ----       ----      ----      ----        ----      ----
Prime time (9:00 p.m. to 11:00 p.m.)           89.6%      85.0%     77.7%     99.0%       99.9%     93.0%
7:00 a.m. to 1:00 a.m.                         67.3       69.0      73.4      84.4        87.8      87.7
Total available advertising time               54.2       57.1      62.1      79.9        82.7      81.6

         We currently use our own 43-persons sales force to sell television and radio advertising time. Our head of sales and marketing is responsible for all sales of advertising and marketing across our media group. Our sales and marketing department is responsible for the sale of advertising time together with general coordination with advertising agencies, collecting information on audience ratings, developing new products and most importantly, fostering and enhancing relationships with our existing and potential clients. We seek to enhance our relationships with, and advertising revenue from, our clients by broadcasting programming, which appeals to a variety of audience segments representing a broad cross-section of the Greek population. We place particular emphasis on attracting viewers from demographic groups that are most attractive to those clients. Our sales force endeavors to be responsive and flexible and to operate with the highest standards of client service.

         We also enter into barter sales arrangements (advertising in exchange for goods, services and other assets) with other media companies such as newspapers, radio stations and magazines, and with equipment suppliers and service providers such as insurance companies and advertising agencies. For 2002, barter sales represented approximately 0.3% of our total net revenue.

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

ADVERTISING SHARE

         We have had the leading share of net advertising expenditures among Greek television broadcasters since 1991. The table below presents our estimates of the proportionate shares of advertising revenue for 1998 through to 2002:

                                           ADVERTISING REVENUE(1)
                                           ----------------------
                               1998       1999      2000       2001       2002
                               ----       ----      ----       ----       ----
Antenna                        38.0%      36.5%     34.8%       35.5 %     35.6%
Mega Channel                   36.0       35.7      34.0        33.6       33.6
ET1 and NET                     4.5        3.5       5.4         3.8        4.0
Alpha                           5.5        9.0       9.4         9.9       10.8
Star Channel                   14.0       13.1      14.1        13.3       10.1
Other                           2.0        2.2       2.3         3.9        5.9
                              -----      -----     -----       -----      -----
     Total                    100.0%     100.0%    100.0%      100.0%     100.0%
                              =====      =====     =====       =====      =====
-------------------

(1) Our estimate of net advertising revenue based on public filings made by broadcasters with Greek tax authorities disclosing actual advertising rates, published annual statutory results (for years before 2002) and other sources. Regulatory changes that took effect at the beginning of 1996 had the effect of eliminating the use of free advertising by subjecting the value thereof, as disclosed to the Greek tax authorities, to tax and limited incentive rebates to a maximum of 9.9% of the cost of the airtime purchased. These regulatory changes did not affect other media and consequently, newspapers and other media may continue to offer free advertising and to benefit from free advertising offered to them. See "--Regulation."

DISTRIBUTION OF PROGRAMMING

         A key element of our growth strategy is to build and capitalize on our programming library for broadcast in Greece and distribution internationally to reach the approximately five million Greeks outside of Greece. This strategy enables us to derive revenue generally from fully amortized programming through the airing of reruns and the distribution and syndication of our own programming. Our programming library consists of approximately 47,765 hours of our own programming, including approximately 13,251 hours of news and approximately 34,514 hours of other programming, including talk shows, variety shows, game shows, sports programming and other programming. Owned programming from the library is also sold for broadcast to Greek-speaking audiences in Cyprus, the United States, Canada and Australia, with sales expected in Germany, the United Kingdom, Belgium and South Africa. We also license programming from our library to other broadcasters in countries neighboring Greece, particularly the Balkan countries, whose populations share cultural and other similarities with Greeks. In addition, we have 6,100 hours of acquired programming which we have the rights to air in Greece within specified time periods. Our acquired programming library currently includes 2,100 hours of foreign films, 2,100 hours of 60-minute series, 1,200 hours of children's programming and 700 hours of 30-minute series. Since 1995, we have derived revenues from providing programming to Antenna Cyprus. Antenna Cyprus, which was launched in June 1993, is one of five free-to-air television broadcasters operating in the Greek language in Cyprus. Antenna Cyprus operates from 7:00 a.m. to 2:30 a.m. We provide approximately 45% of Antenna Cyprus' programming. See "Item 5.--Operating and Financial Review and Prospects" and "Item 7B.--Related Party Transactions."

         Since 1996, we have derived revenues from programming and distribution agreements with Antenna Satellite. A company affiliated with our Chairman, Mr. Minos Kyriakou, through indirect share ownership and membership on the board of directors, holds 50% of the shares of Antenna Satellite. An unrelated third party holds the other 50%. See "Item 5.-Operating and Financial Review and Prospects" and "Related Party Transactions." Antenna Satellite broadcasts primarily our programming to Greek-speaking audiences in the United States and Canada. Our signal is transmitted to the United States via satellite and carried to viewers via direct broadcast satellite and cable television. Programming is aired 21 hours per day weekdays, 10 hours of which are original broadcasts and 11 hours of which are rebroadcasts.

         Since 1997, we have derived revenues from programming and distribution agreements with Pacific Broadcast. We used a portion of the proceeds of our initial public offering to acquire from a company affiliated with our Chairman, Mr. Minos Kyriakou, through 100% indirect share ownership, a 100% interest in Pacific Broadcast. See "Item 7B. Related Party Transactions." Pacific Broadcast was established in May 1997, and has a 50% interest in a joint venture, which rebroadcasts our programming in Australia. The joint venture receives such programming via satellite transmission. An unrelated third party holds the other 50% interest in the joint venture. Pacific Broadcast is responsible for providing the joint venture with programming, which it obtains primarily from us, and bears 30% of the transmission costs for the programming. The joint venture partner provides promotion, marketing and subscriber services and bears 70% of the transmission costs. The joint venture distributes programming in Australia through Optus Vision and Foxtel, the two leading Australian cable companies, and distributes programming via direct-to-home satellite through Foxtel. The two partners each receive 50% of the revenues of the joint venture. See "Item 5.--Operating and Financial Review and Prospects" and "Item 7B.--Related Party Transactions."

         We have a cooperation agreement with Makedonia TV, one of the six other Greek commercial TV broadcasters with a nationwide license, under which we, in return for an annual fee based on Makedonia TV's revenues, advise on staffing, scheduling, broadcasting and advertising sales, thus leveraging our skills in these areas. We also license programming from our library to Makedonia TV. In February 2000, we also advanced (euro)8.8 million ($9.2 million) in exchange for the right to acquire a controlling interest in Makedonia TV. This right gives us, or third parties nominated by us, the ability to acquire a 51% interest in Makedonia TV from its three shareholders for a total consideration equal to the advance payment. We may acquire this interest until February 10, 2006, if and when Greek law permits a broadcaster, its shareholders or both, to own or control two licensed free-to-air television broadcast companies, otherwise we may nominate third parties to exercise this option on our behalf, or be refunded all amounts paid, plus accrued interest.

         We have interests in three Bulgarian media companies, including a 100% interest in Nova Television, a 100% interest in Multimex and a 100% interest in a Bulgarian radio station. Nova Television, established in 1995, was the first, private television network in Bulgaria. Nova is a free-to-air television network that produces and broadcasts television programming. In November 2000, Nova was awarded a 15-year nationwide license. In the second quarter of 2001, however, as a result of an action of a third party against the Bulgarian government, an administrative court in Bulgaria declared this license void because the Bulgarian government did not follow certain procedures when the license was issued. We continue to expect that either the Bulgarian government will reissue the license to Nova Television in compliance with appropriate procedures or that a new competition for this license will be undertaken and that Nova Television will participate in that competition. In the interim, Nova Television will continue to operate as a regional television station with 60% area coverage.

         To further the distribution of our programming, we would consider acquiring interests in broadcasters in other neighboring countries if attractive opportunities were to present themselves and if such acquisitions were permitted under applicable law.

RADIO

         We own 99.97% of the capital stock of Antenna Radio, which operates Antenna FM (97.1 FM). Antenna Radio was established in 1988 as one of the first commercial radio operators in Greece. Antenna Radio serves the greater Athens area, operating 24 hours a day, seven days a week. The station targets audiences aged 25 and over with a combination news/talk and music format. Programming includes local, national and international news, weather, traffic and sports, and commentary, analysis, discussion, interviews, call-ins and information shows. Antenna Radio's primary source of revenue is the sale of advertising airtime. Antenna Radio has positioned itself as the authoritative voice in radio news coverage in Greece. Radio stations in Greece are required to operate on a regional basis and there are no private commercial radio stations operating nationally. Antenna Radio sells national advertising based on its arrangements with local broadcasters throughout Greece extending its coverage to approximately 70% of

Greece. Antenna Radio also cooperates with Voice of America in its newsgathering and dissemination efforts. See "Item 7B. --Related Party Transactions."

         We estimate that, of the 16 radio stations monitored by Media Services in 2002, Antenna Radio had the fifth highest gross advertising share for the year. Antenna Radio's share was 9.3%, as compared to 12.0% for Skai, which has a format similar to Antenna Radio. In terms of ratings for news radio stations operating in the greater Athens area, we had a 10.5% share, the second highest rating in 2002, compared to a 12.9% share for Skai.

         Antenna Radio has a consulting agreement, with Rythmos FM, a Greek radio station that targets young audiences as well as educated professionals. Under this agreement, Antenna Radio provides Rythmos FM with expertise in production, advertising sales and promotion. Antenna Radio also advises on the format, development, direction and timing of programming for Rythmos FM and provides content such as music, news information, sports results and entertainment updates. In addition, our marketing, sales and programming staffs advise Rythmos FM on how best to target key demographics to better maximize advertising revenues. We receive fees equal to 55% of the gross revenues of Rythmos FM generated during a ten-year period commencing June 1, 2000 and rental income from Rythmos FM's use of our technical equipment. See "Item 7B. --Related Party Transactions."

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

DIGITAL SATELLITE TELEVISION

         In October 2001, we acquired a 5% interest in NetMed, the pay television platform of MIH Limited in Greece and Cyprus, for approximately $12.3 million and have the option to increase our stake to 15% on or prior to October, 2003 at fair market value on the date that the option is exercised. In connection with our investment in NetMed, we entered into a channel distribution agreement with MultiChoice Hellas, a subsidiary of NetMed. The channel distribution agreement entitles us to receive a fee in respect of each subscriber, as defined in the agreement. Our management believes this investment will provide us with three important benefits. It will:

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

         Pursuant to the channel distribution agreement, we licensed to NetMed in Greece and Cyprus a twelve-hour television channel called "Antenna Gold". Antenna Gold was launched during September 2002. In addition to the fee in respect of each subscriber, we are also entitled to 100% of all revenue derived from the sale of advertising and sponsorships on Antenna Gold.

         In March 2002, we concluded an agreement with MultiChoice Hellas under which we assigned the right to distribute BIG BROTHERII to MultiChoice Hellas through a channel on the Nova bouquet. The right expired on June 30, 2002. We received a flat fee during the term of the agreement.

         For a discussion of the risks related to our intended entry into digital satellite television, see "Item 3. --Key Information--Risk Factors--Risks relating to digital satellite television and the Internet."

INTERNET

         We have an agreement with Cosmote, a mobile telephone company and a subsidiary of Hellenic Telecommunications Organization (OTE), to offer content for mobile-based value added services. Under the agreement, we provide infotainment services, such as news information, sports results and horoscopes, to Cosmote's subscribers. Our Internet network will deliver content to end-users via Cosmote's Smart Messaging System. We have also signed a memorandum of understanding to offer additional content such as news alerts and message services (with subscriber voting capabilities) concerning reality shows.

         We have an agreement with Stet Hellas, a subsidiary of Telestet, an Italian telecommunications company, to deliver content to Stet Hellas' mobile phone subscribers using wireless application protocol services. We have also entered into an agreement to offer content, such as news alerts and message services (with subscriber voting capabilities) concerning reality shows, to Stet Hellas' mobile phone subscribers using Stet Hellas' Smart Messaging System.

         We also have an agreement with Vodafon, a mobile telephone company, to deliver content, such as news alerts and message services (with subscriber voting capabilities) concerning reality shows, to their mobile phone subscribers using Smart Messaging System services.

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

         Audiotex is our wholly owned subsidiary and is a provider of both live and automated interactive telephone services, specializing in mass-market entertainment products. Audiotex provides its interactive expertise to broadcasters, publishers, telecommunications providers and mass advertisers. In addition to providing audiotext services, Audiotex provides direct marketing services, including preparation of databases, establishment of consumer help lines and classified advertising. Audiotex provides services to various advertisers, a number of local television and radio stations, and various magazines and newspapers. Audiotex derives its revenue principally from telephone calls to premium rate phone numbers. Audiotex has an agreement with OTE, whereby OTE charges telephone callers a fee on behalf of Audiotex and handles Audiotex's network operation and billing system.

INFOMERCIALS

         We also derive revenue from Epikinonia Ltd., which produces infomercials and pays us for production and technical support.

TRAINING CENTER FOR JOURNALISTS AND OTHER MEDIA PERSONNEL

         We own one of the leading training centers for journalists and other media personnel in Greece. The Antenna Training Center, which was founded in 1991 and is owned by Antenna Spoudastiki, a company which was indirectly owned by members of the Kyriakou family, provides courses of study for journalists, sound technicians, cameramen and directors. Journalists, sound technicians, cameramen and directors follow a two-year course of study.

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

COMPETITION

TELEVISION

         We compete for advertising revenue principally with Mega Channel and, to a lesser extent, with the other national private commercial networks operating in Greece, including Star Channel, Alpha (formerly Skai TV), Tempo (formerly New Channel), Makedonia TV, Alter 5 (formerly TV5), the subscription channels operated by NetMed Hellas and the three government-run channels (ET1, NET (formerly ET2) and ET3) that occasionally air commercial advertisements and with other advertising media, such as radio, newspapers and magazines and outdoor advertising. There are currently no subscription cable services operating in Greece. The table below presents, as of December 31, 2002, the household penetration and the hours of daily transmission of the state-owned networks and our principal competitors among the private broadcasting networks:

                                                   HOUSEHOLD       DAILY HOURS
         NETWORK/CHANNEL                          PENETRATION      TRANSMISSION
         ---------------                          -----------      ------------
State Owned
     ET1                                              100%              24
     NET                                               99               24
     ET3                                               90               24
Private
     Antenna                                          100               24
     Mega Channel                                     100               24
     Alpha                                             92               24
     Star Channel                                      97               24

Source: Media Services and European Market and Media Facts.

         ERT is the state vehicle for radio and television in Greece and controls three television stations, four national radio stations and 25 local radio stations. Two of ERTs three television stations (ET1 and NET) are national channels and the third (ET3) focuses on programming for northern Greece, although its signal is retransmitted throughout Greece. The principal source of revenue for ERT's three television stations is a national television fee ((euro)2.93 per month) paid by all households as part of their electricity bills. Advertising is shown on all three channels, but represents a relatively small proportion of total income. Losses are covered by government subsidies.

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

         NetMed Hellas (a subsidiary of NetMed N.V.), the only subscription Television Company in Greece, began operations in October 1994. NetMed's analog service provides three channels operating on two frequencies that offer a broad array of entertainment, including exclusive first-run movies, sports and children's programming. In July 1999, NetMed received a license from the Greek government that grants its subsidiary, Multichoice Hellas, the right to provide pay radio and television services via satellite. In December 1999, NetMed launched a digital satellite subscription service offering the Greek audience a bouquet of 30 channels, including two major movie channels, two major sports channels and a variety of thematic and free TV channels. NetMed Hellas holds the exclusive rights to broadcast games of the Greek Soccer Championship, the Greek Soccer Cup, and some games of the Greek Basketball Championship, the two most popular sports in the country. NetMed currently broadcasts two live matches from the Greek Soccer Championship each week.

         Certain satellite television programming is rebroadcast terrestrially within Greece. ERT, for example, retransmits CNN, MTV, Euronews / Eurosport, TV5 Europe and RIK.

         Greece currently has no cable television infrastructure. The Hellenic Telecommunications Organization announced plans to develop a broadband network to modernize telephony services and support satellite and cable television, and other multimedia services. Hellenic Telecommunications also announced plans to provide multi-channel television, home banking and shopping and other interactive services. Hellenic Telecommunications in partnership with a third-party service provider may provide satellite and cable television services. To date, construction of the network has not commenced.

         A number of small local channels broadcast without regulatory approval. These stations have no significant impact on the national advertising market.

         Antenna TV also competes for revenue with other advertising media, such as newspapers, radio, magazines and outdoor advertising, and expects to compete in the future with other television distribution channels such as cable and direct-to-home satellite systems. Alternative sources of entertainment compete with us if they reduce the number of people watching broadcast television. Current and future technological developments may also affect competition within the television industry. Further advances in technology such as video compression, which would permit the same broadcast or cable channel or satellite transponder to carry multiple video and data services and programming delivered through fiber optic telephone lines or direct broadcast satellites, could result in lower entry barriers for new channels and an expanded field of competing services. In addition, the introduction of digital television, which can be transmitted by satellite, cable or a terrestrial network, could result in new competitors, particularly cable and satellite operators, for our own operations and the proposed operations of any digital satellite television platform in which we participate. We regularly monitor opportunities to increase distribution of our programming, including opportunities presented by technological developments that have the potential to create alternative distribution platforms for our competitors and us.

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

PUBLISHING

         Daphne competes for circulation and advertising revenue with other magazine publishers and other print media. Daphne's principal competitors, Lambrakis Press, Limberis Publications, Imako Media Net Group, Pegasus Publishing and Attikes Ekdoseis, each publish magazines with similar subject matter and target audiences as the 11 titles published by Daphne. Daphne also competes for revenue with other advertising media, such as television, newspapers, radio and outdoor advertising, and expects to compete with other sources of entertainment to the extent they reduce magazine readership levels.

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

If a shareholder's holdings exceed any of these thresholds, the Media Law provides that such shareholder will not be eligible to exercise voting rights or receive dividends or other distributions that are attributable to any shares acquired which exceed such thresholds.

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

         A license holder must pay (euro)44,021 per 24 hours of total scheduled daily broadcasts. In addition, a satellite or terrestrial broadcaster must pay an annual fee of 0.5% of gross revenue, increasing by 0.5% every two years, and a terrestrial broadcaster must pay a flat fee of 3.5% of gross revenue. License holders must provide letters of credit in the amount of (euro)0.44 million per 24 hours of total broadcast time per day (up to a maximum of (euro)4.40 million).

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

         Antenna Radio acquired its license to operate after the granting of its application by the Ministry of Press and the National Broadcasting Council on May 24, 2001 and is one of the 35 licensed and legally operating radio stations in greater Athens area.

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

LEGAL PROCEEDINGS

         We are involved in litigation arising in the normal course of our business. Management does not believe that any legal proceedings pending against us, will individually or in the aggregate, adversely harm our business.

C.       ORGANIZATIONAL STRUCTURE

         As of March 31, 2003, the following are were our significant subsidiaries, their jurisdiction of incorporation and the percentage of shares that we hold in these subsidiaries:

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

         During 2001, we commenced preparation of the construction plan for our new offices and production facilities. However, construction is currently on hold because of the uncertain international environment resulting from the terrorist attack of September 11th 2001 in the United States and the possible war in Iraq.

         We own approximately 150 transmission facilities (towers and relay stations), which provide coverage to approximately 99% of Greek households. In addition, we make use of approximately 300 additional transmission facilities (typically provided by local municipalities) to enhance reception in other more remote areas of Greece. During 2001, we installed 10 new transmitters of various sizes (1, 5 and 10 KW ) and upgraded some of our existing ones. Our private and state-run competitors generally operate separate transmission facilities. We use satellite relay facilities to reduce the costs of operating our terrestrial relay facilities. We continue to explore opportunities to make use of our transmission towers for telecommunication services provided by third parties.

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

GENERAL

         We derive a substantial portion of our revenue from the sale of television advertising time. Total advertising revenue made up 72.5% of total net revenue in 2002. In 1999, we began reporting revenue from publishing due to our acquisition of our interest in Daphne Communications S.A. (or Daphne), which, for the year ended December 31, 2002, represented 11.4% of total net revenue. Other and related party revenue represented 16.1% of total net revenue for the year ended December 31, 2002.

         Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (12.8% of total net television advertising revenue in 2002), and usually at its highest level during the fourth fiscal quarter (32.2% of total net television advertising revenue in 2002) or the second fiscal quarter (34.1% of the total net television advertising revenue in 2002). Due in large part to the overall increase in advertising expenditures in the International, European and Greek markets during 2002 relative to 2001, our total advertising revenue was up 7.8% in 2002 relative to 2001. For 2003, we expect advertising revenue to slightly increase however, our revenues may be affected by a possible war in Iraq.

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

         We currently use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies, which are entitled to a rebate, then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically they are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         While we sell a significant portion of our available television advertising time, we do not sell all of it. In 2002 we sold approximately 92.3% of total available advertising time during prime time broadcasts and approximately 81.6% of total available advertising time, including dead time allocated to audiotext, our magazines, infomercials and home shopping. See "Item
4. --Information on the Company--Business--Television Advertising--General." We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our majority-owned subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

         Since the beginning of the war in Iraq, we have disrupted our regular programming schedule in order to provide ongoing news coverage of the war. As a result, we have experienced a decline in the number of advertisements aired. This decline, which is expected to continue for the duration of the war, will adversely affect our advertising revenues.

PROGRAMMING

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV
(USA) Inc. (or Antenna Satellite), and in Australia through our wholly owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See note 31 to our consolidated financial statements. In addition, we sell selected news footage to other news broadcasters around the world. See "Item 4. --Information on the Company--Business--Our Strategy" and "Item 4. --Information on the Company--Business--Other Sources of Revenue."

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

RECORDED MUSIC REVENUE

         Since establishing Heaven Music in May 2001, we have derived revenue from the sales of compact discs, DVD's and cassettes that we produce with local popular artists and authors. For the most part, the content of these recordings are Greek pop hits.

INTERNET REVENUE (WAP & SMS)

         Internet revenue is derived from the offering of content for mobile-based value added services to mobile telephone subscribers. We provide infotainment services, such as news information, sports results and horoscopes. We also offer content for SMS services such as news alerts and message services (with subscriber voting capabilities) concerning reality television shows. We also provide Web site updates and Internet based advertising.

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

         Programming costs are generally either expensed as cost of sales in the year incurred or capitalized and amortized over a period of two to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         Effective January 1, 2001, we follow SOP 00-2 which established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non current assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Typically, the majority of the revenue is earned in the initial few years following the release with declining residual revenues earned in subsequent periods. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised, the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation. We adopted this standard in the first quarter of 2001 and we recorded a one-time after tax charge for the initial adoption of the standard of

(euro)578 thousands ($606 thousands). This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations for the year ended December 31, 2001.

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

         As a result of increased costs associated with the war in Iraq, particlularly due to expanded news coverage of the war, our SG&A is expected to increase for the duration of the war, which could adversely affect our results of operation.

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

         We also undertook the following transactions:

         o in October 1999, we acquired a 51% interest in Daphne for total consideration of approximately(euro)3.52 million ($3.69 million);

         o in February 2000, we acquired the 49% interest in Audiotex from Legion International that we did not already own for total consideration of (euro)0.16 million ($0.17 million) and an increase of the royalty fees to Legion International from 7.5% to 12.0% on Audiotex's annual revenue for 10 years. Based on the 2000 net revenues of Audiotex, the royalty fee paid to Legion International computed at 12% of net revenues was
                  (euro)0.32 million ($0.34 million). If computed at 7.5% of net revenues, the royalty payment would have been (euro)0.20 million ($0.21 million). See "Item 5. --Information on the Company--Business--Other Sources of Revenue--Audiotex;"

         o in February 2000, we advanced (euro)8.80 million ($9.23 million) in exchange for the right to acquire a controlling interest in Makedonia TV, one of the six other Greek commercial TV broadcasters with a nationwide license. This right gives us the ability to acquire, when and if such acquisition is allowed under applicable law, a 51% interest in Makedonia TV from its three shareholders for a total consideration equal to the advance payment. We also entered into a cooperation agreement to provide a variety of services to Makedonia TV. See "Item 5. --Information on the Company--Business--Distribution of Programming;"

         o in August 2000, we acquired interests in three Bulgarian media companies for total consideration, including related expenses, of $3.7 million. The acquisition included a 100% interest in Nova Television, a 100% interest in Multimex and a 92% interest in Radio Express. In November 2000, we acquired an additional 7% interest in Radio Express for 35,000 ($31,153) and, in the third quarter 2001, we acquired the remaining 1% interest for Bulgarian Leva 23,000 ($10,514). See "Item 5.--Information on the Company--Business--Distribution of Programming;"

         o        in October 2000, we acquired a 100% interest in Part Time S.A.
                  (now Part Time Simvouleftiki S.A.) for total cash consideration of(euro)2.59 million ($2.72 million). This entity owns a portion of the land on which we intend to relocate our offices and production facilities;

         o in 2000, we purchased shares of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) for an aggregate purchase price of(euro)45.6 million ($47.8 million). Due to a general decline in prices on the Athens Stock Exchange, the value of our investment was impacted and we determined that an other-than-temporary loss resulted and write-downs of(euro)37.4 million ($39.2 million) and(euro)4.8 million ($5.0 million) were recorded in the consolidated statement of operations for the years ended December 31, 2001 and 2002 under the caption other expenses net, respectively. To the extent that the fair value is impacted by future declines in prices on the Athens Stock Exchange, and our investment cost, as written down, is less than fair value for an extended period of time, any resulting additional unrealized losses, will be recorded in the consolidated statement of operations for the applicable periods;

         o in January 2001, we acquired a 51% interest in Blues Hall EPE, a music hall, for cash consideration of(euro)17.9 thousands ( $18.7 thousands).

         o in May 2001, we commenced our Internet activities/services and became a 99.99% shareholder in a newly established company, Antenna Internet S.A. We signed a memorandum of understanding with Vodafon/Panafon, to offer content to Vodafon/Panafon's mobile phone subscribers using wireless application protocol services;

         o in the third quarter of 2001, we became a 75% shareholder in a newly established music company, Heaven Music S.A., and
                  (euro)44.0 thousands ($46.2 million) was contributed as an initial investment;

         o in October 2001, we established "Antenna Pay TV", which acquired a 5% interest in NetMed N.V. with the option to increase our interest to 15% within two years following the closing. Antenna Pay TV owns 100% of Antenna Gold Overseas Ltd which owns "Antenna Gold", a television channel that was launched on the NetMed platform in 2002;

         o in the fourth quarter of 2001, Antenna Internet became a shareholder (80% interest) in VIPS 24, a newly established company, for an initial investment of (euro)47.0 thousands. VIPS 24 is fully consolidated with Antenna Internet. VIPS 24 provides web design services for artists (mainly for promotional purposes) and derives advertising revenue from banners on web sites.

         Our consolidated financial statements include all of our significant majority-owned subsidiaries. Affiliated companies in which we do not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including transactions in excess of (euro)58.7 thousands, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method.

A.       OPERATING RESULTS

         The table below presents, for the periods indicated, certain statement of operations data as a percentage of total net revenue:

                                                           FISCAL YEAR ENDED DECEMBER 31,
                                                           ------------------------------
                                                        1998    1999      2000    2001     2002
                                                        ----    ----      ----    ----     ----
                                                                    (IN PERCENT)
Net Revenue
   Advertising revenue                                  90.6%   88.3%     71.6%   71.8%    72.5%
   Related party revenue                                 8.1     5.0       3.0     3.7      3.4
   Publication revenue                                    --     4.6      14.0    12.9     11.4
   Other revenue                                         1.3     2.1      11.4    11.6     12.7
                                                       -----   -----     -----   -----    -----
     Total net revenue                                 100.0   100.0     100.0   100.0    100.0
Cost of sales                                           16.7    20.1      29.4    40.0     41.4
Selling, general and administrative expenses            12.5    12.0      13.0    17.7     18.2
Amortization of programming costs                       38.3    30.4      24.6    27.7     28.1
Depreciation and amortization                            1.9     2.1       2.6     4.9      5.0
                                                       -----   -----     -----   -----    -----
Operating income                                        30.6    35.4      30.4     9.7      7.2
Interest (expense), net                                 (8.8)   (6.8)     (6.0)  (11.8)   (13.2)
Foreign exchange (losses) net                          (12.4)   (5.0)     (5.4)   (3.2)     6.0
Equity in net income of unconsolidated affiliate          --      --        --      --       --
Related party commission income                          0.5     1.1       0.1      --       --
Other income (expense), net                               --     3.9      (0.8)  (24.0)    (1.3)
Minority interest in (profit) loss of                                              0.9     (0.4)
   unconsolidated subsidiaries                            --    (0.1)     (0.1)
                                                       -----   -----     -----   -----    -----
Earnings (loss)  before income taxes                     9.9    28.5      18.2   (28.4)    (0.8)
(Provision) benefit  for income taxes                   (6.5)  (11.5)     (5.4)    9.0     (0.5)
Extraordinary gain on repurchase of senior notes          --      --       0.2     0.2       --
Cumulative effect of a change in accounting
   principle                                              --      --        --    (0.4)    (0.6)
                                                       -----   -----     -----   -----    -----
Net income (loss)                                        3.4    17.0      13.0   (19.6)    (1.9)
                                                       =====   =====     =====   =====    =====

FISCAL YEAR ENDED DECEMBER 31, 2002
COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

         REVENUE. Total net revenue increased (euro)10.8 million ($11.3 million), or 6.8%, from (euro)158.1 million ($165.8 million) in 2001 to
(euro)168.9 million ($177.1 million) in 2002. This increase was primarily attributable to an increase in revenue from Antenna TV's operations of (euro)9.8 million ($10.3 million), or 9.2%, from (euro)107.0 million ($112.2 million) in 2001 to (euro)116.8 million ($122.5 million) in 2002, an increase in revenue of
(euro)1.6 million ($1.7 million), or 81.3%, from Heaven Music, an increase in revenue of (euro)0.8 million ($0.8 million), or 14.6%, from Audiotex and an increase in revenue of (euro)0.4 million ($0.4 million), or 9.7%, from Nova Bulgaria. This increase was partially offset by a decrease of (euro)1.9 million ($2.0 million) in revenues from Daphne.

         Advertising revenue, which comprised 72.5% of total net revenues for 2002 (71.8% in the prior period), increased by (euro)8.9 million ($9.3 million), or 7.8%, from (euro)113.5 million ($119.0 million) in 2001 to (euro)122.4 million ($128.3 million) in 2002. This increase principally reflected an increase in advertising revenue of (euro)9.3 million ($9.8 million) from Antenna TV's operations, primarily due to the overall increase in advertising expenditures in the Greek market, partially offset by a decrease of (euro)0.4 million ($0.4 million) in revenue from Nova Bulgaria.

         Related party revenue, decreased (euro)0.1 million ($0.1 million), or 1.5%, from (euro)5.8 million ($6.1 million) in 2001 to (euro)5.7 million ($6.0 million) in 2002.

         Publication revenue, decreased (euro)1.0 million ($1.1 million), or 5.1%, from (euro)20.4 million ($21.4 million) in 2001 to (euro)19.4 million ($20.3 million) in 2002. The decrease was a result of the increased competition from newspaper publishers.

         Other revenue, representing revenue from program sales, visa card fees and commissions, telemarketing, Internet revenues, ticket sales, sales of compact discs, tuition and subscription fees and the provision of technical services and from infomercials, increased (euro)3.0 million ($3.1 million) from
(euro)18.4 million ($19.3 million) in 2001 to (euro)21.4 million ($22.4 million) in 2002. This increase was primarily attributable to an increase in revenue from Heaven Music of (euro)1.6 million ($1.7 million) or 81.1%, an increase in other revenue from Audiotex of (euro)0.8 million ($0.8 million) or 14.6%, an increase in other revenue from Nova Bulgaria of (euro)0.8 million ($0.8 million) and an increase of other revenue from Antenna TV's operations of (euro)0.7 ($0.7 million) or 16.8%. This increase was partially offset by a decrease in other revenue from Daphne of (euro)0.9 million ($0.9 million) or 34.2%.

         COST OF SALES. Cost of sales increased (euro)6.7 million ($7.0 million), or 10.6 %, from (euro)63.3 million ($66.4 million) in 2001 to
(euro)70.0 million ($73.4 million) in 2002. This increase was attributable primarily to an increase of (euro)7.7 million ($8.1 million) of cost of sales from Antenna TV's operations, due primarily to airing the new reality shows BIG BROTHER and FAME STORY and to lesser extent to airing foreign and Greek features, partially offset by a decrease in the cost of news. Furthermore the cost of sales increase was attributable to an increase in the cost of sales of
(euro)1.2 million ($1.3 million) from Audiotex, (euro)0.8 million ($0.8 million) from Heaven, and of (euro)0.6 million ($0.6 million) from Daphne. These increases were partially offset by decreases in cost of sales of Antenna Internet and Nova Bulgaria of (euro)1.4 million ($1.5 million) and (euro)1.3 million ($1.4 million), respectively.

         SG&A. Selling General & Administrative expense increased (euro)2.8 million ($2.9 million), or 10.0%, from (euro)28.0 million ($29.4 million) in 2001 to (euro)30.8 million ($32.3 million) in 2002. This increase was attributable primarily to an increase of SG&A of (euro)2.5 million ($2.6 million), or 16.1% from Antenna TV, mainly due to higher costs associated with marketing and market research fees in connection with the launch of our new programming, particularly FAME STORY, of which the ratings were initially much lower than expected and due to higher frequency fees and maintenance expenses. The increase of SG&A was also attributable to an increase of (euro)1.3 million ($1.4 million) from Nova Bulgaria and to a lesser extent an increase of SG&A of
(euro)0.5 million ($0.5 million) and of (euro)0.2 million ($0.2 million) from Heaven Music and Vips, respectively. The increase in total SG&A was partially offset by the decrease of (euro)1.2 million ($1.3 million) of SG&A from Daphne and a reduction of (euro)0.3 million ($0.3 million) of SG&A from Antenna Radio.

         AMORTIZATION. Amortization of programming costs increased (euro)3.7 million ($3.9 million), or 8.5%, from (euro)43.7 million ($45.8 million) in 2001 to (euro)47.4 million ($49.7 million) in 2002 due to increased programming costs and accelerated amortization.

         DEPRECIATION. Depreciation increased (euro)0.7 million ($0.7 million), or 8.6%, from (euro)7.7 million ($8.1 million) in 2001 to (euro)8.4 million ($8.8 million) in 2002. This increase was attributable to an increase of depreciation of (euro)1.1 million ($1.2 million) from Antenna TV due to higher capital expenditures, an increase of depreciation of (euro)0.2 million ($0.2 million) from Antenna Internet and an increase of depreciation of (euro)0.1 million ($0.1 million) from Audiotex. This increase was partly offset by the adoption of SFAS No. 141 and SFAS No. 142 (see note 2 to our consolidated financial statements) whereby goodwill of (euro)5.1 million ($5.3 million) is not amortized but rather tested for impairment.

         OPERATING INCOME. Operating income decreased (euro)3.1 million ($3.3 million), or 20.2 %, from (euro)15,3 million ($16.0 million) in 2001 to
(euro)12.2 million ($12.8 million) in 2002, principally reflecting an increase in costs of Antenna TV, Audiotex and Nova Bulgaria and a decrease of revenues from Daphne.

         INTEREST EXPENSE, NET. Interest expense, net increased (euro)3.4 million ($3.6 million), or 18.4%, from (euro)18.6 million ($19.5 million) in 2001 to (euro)22.1 million ($23.1 million) in 2002. This increase was a result of interest expense for the entire year associated with our euro denominated senior notes due 2008 as compared to approximately six months in 2001 since these notes were issued on June 18, 2001.

         FOREIGN EXCHANGE. Foreign exchange gains increased (euro)15.2 million ($15.9 million) from a loss of (euro)5.0 million ($5.2 million) in 2001 to a gain of (euro)10.2 million ($10.7 million) in 2002, as a result of the appreciation of the euro to the US dollar.

         OTHER EXPENSE, NET. Other expense net decreased (euro)35.0 million ($36.7 million) from a loss of (euro)37.4 million ($39.2 million) in 2001 to a loss of (euro)2.4 ($2.5 million) in 2002. The decrease was primarily attributable to the fact that in 2001 we wrote-down our marketable equity securities of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings) by (euro)37.4 million ($39.2 million) as compared to write-down of (euro)4.8 million ($5.0 million) in 2002.

         MINORITY INTEREST IN (INCOME) LOSS OF CONSOLIDATED ENTITIES. Minority interest decreased by (euro)0.8 million ($0.8 million), from a gain of (euro)1.4 million ($1.5 million) in 2001 to a gain of (euro)0.7 million ($0.7 million) in 2002.

         PROVISION (BENEFIT) FOR INCOME TAXES. Provision for income taxes increased (euro)14.9 million ($15.6 million) from a benefit of (euro)13.9 million ($14.6 million) in 2001 to an expense of (euro)0.9 million ($0.9 million) in 2002 due to the fact that in 2001 a tax benefit of (euro)14.0 million ($14.7 million) was associated with the other-than-temporary loss of marketable equity securities.

         CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. As a result of the adoption of SOP 00-2, a one-time after tax charge of (euro)0.6 million ($0.7 million) representing a change in accounting policy was recorded in 2001 as compared to a one-time after tax charge of (euro)0.2 million ($0.2 million) in 2002 resulting from the adoption of SFAS 141 and 142 on January 1, 2002.

         NET INCOME (LOSS). Net loss decreased (euro)27.8 million ($29.1 million) from a loss of (euro)31.0 million ($32.5 million) in 2001 to a loss of
(euro)3.2 million ($3.4 million) in 2002. This decrease was primarily due to the fact that in 2001 the other-than-temporary loss from the write-down of our marketable equity securities of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) was (euro)37.4 million ($39.2 million) whereas in 2002 the write-down was (euro)4.8 million ($5.0 million). The decrease was also the result of the positive exchange rate differences because of the strengthening of the euro to the U.S. dollar and the improvements of the operating performance of our subsidiaries.

FISCAL YEAR ENDED DECEMBER 31, 2001
COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2000

         REVENUE. Net revenue decreased (euro)4.1 million ($4.3 million), or 2.5 %, from (euro)162.2 million ($170.1 million) in 2000 to (euro)158.1 million ($165.8 million) in 2001. This decrease was primarily attributable to a decrease in revenue from Antenna TV's operations, of which (euro)10 million ($10.5 million) was attributable to the fact that in 2000 a non-recurring license and distribution fee was recorded as part of other revenue. But for the non-recurring item in 2000, total net revenue would have increased from the prior period by (euro)5.9 million ($6.2 million), or 3.8%.

         Advertising revenue, which comprised 71.8% of total net revenues for 2001 (71.6% in the prior period), decreased by (euro)2.7 million ($2.8 million), or 2.3 %, from (euro)116.2 million ($121.8 million) in 2000 to (euro)113.5 million ($119.0 million) in 2001. This decrease principally reflected a decrease in advertising revenue of (euro)4.8 million ($5.0 million) from Antenna TV's operations, primarily due to the overall decrease in advertising expenditures in the European and Greek markets and as a result of market conditions and the general uncertainty following the terrorist attacks of September 11, 2001 in the United States. The decrease also reflected a decrease in advertising revenue from Antenna FM of (euro)1.0 million ($1.0 million), partially offset by an increase in advertising revenue from Daphne of (euro)1.0 million ($1.0 million) and from Nova Television of (euro)2.2 million ($2.3 million), due to consolidation of the results for Nova Television for 12 months in 2001 as compared to five months in 2000.

         Related party revenue, increased (euro)0.9 million ($0.9 million), or
19.2 %, from (euro)4.9 million ($5.1 million) in 2000 to (euro)5.8 million ($6.0 million) in 2001. The increase was principally attributable to the increased royalty fees charged to Antenna Cyprus as a result of the (euro)0.9 million ($0.9 million) fee for the broadcasting rights for BIG BROTHER, and, to a lesser extent, to the increased license fees charged to Antenna Satellite of (euro)0.6 million ($0.6 million) resulting from a larger subscriber base and an increased fee per subscriber.

         Publication revenue, decrease (euro)2.2 million ($2.3 million), or 9.8%, from (euro)22.6 million ($23.7 million) in 2000 to (euro)20.4 million ($21.4 million) in 2001. The decrease was a result of the suspension by Daphne of the publication of two magazine titles and general market conditions and uncertainty primarily related to the September 11 terrorist attacks.

         OTHER REVENUE, representing revenue from program sales, visa card fees and commissions, telemarketing, internet revenues, ticket sales, sales of compact discs, tuition and subscription fees and the provision of technical services and from infomercials, decreased (euro)0.1 million ($0.1 million) from
(euro)18.5 million ($19.4 million) in 2000 to (euro)18.4 million ($19.5 million) in 2001. This decrease was primarily attributable to a decrease of other revenue from Antenna TV's operations of (euro)7.7 million ($8.1 million) which was due to the fact that in 2000 a non-recurring license and distribution fee was recorded which did not occur in 2001. This decrease was partially offset by an increase of (euro)3.3 million ($3.5 million) of other revenue from Audiotex, which was due to the successful launch of new products such as ring-tones and BIG BROTHER voting fees, the addition of (euro)3.4 million ($3.6 million) of other revenue from information services provided by the mobile telephone companies primarily related to BIG BROTHER, the addition of (euro)2.0 million ($2.1 million) of other revenue from Heaven Music and the addition of (euro)1.1 million ($1.2 million) of other revenue from theatrical productions at Blues Hall.

         COST OF SALES. Cost of sales increased (euro)15.6 million ($16.4 million), or 33 %, from (euro)47.7 million ($50.0 million) in 2000 to (euro)63.3 million ($66.4 million) in 2001. This increase was attributable primarily to an increase of (euro)5.6 million ($5.9 million) of cost of sales from Antenna TV's operations, primarily reflecting the cost of the rights relating to the airing of BIG BROTHER and an increase in the cost of news of (euro)0.9 million ($0.9 million) as a result of the cost of covering the war in Afghanistan. This increase was also attributable to an increase of (euro)4.0 million ($4.2 million) of cost of sales from Nova Television, due to the inclusion of cost of sales for 12 months in 2001 as compared to the inclusion for five months in 2000, and, to a lesser extent, the addition of cost of sales of (euro)1.8 million ($1.9 million) from Antenna Internet, of (euro)1.5 million ($1.6 million) from Heaven Music, of (euro)1.4 million ($1.5 million) from Blues Hall and an increase of (euro)1.0 million ($1.0 million) of cost of sales from Audiotex.

         SG&A. Selling General & Administrative expense increased (euro)6.9 million ($7.2 million), or 32.5%, from (euro)21.1 million ($22.0 million) in 2000 to (euro)28.0 million ($29.4 million) in 2001. This increase was attributable primarily to an increase of SG&A of (euro)2.3 million ($2.4 million) from Daphne as a result of an increase in marketing and promotional expenses and an increase in general provisions for Daphne as a result of the current uncertain economic environment. The increase was also attributable to an increase of SG&A of (euro)1.4 million ($1.5 million) from Antenna TV, mainly due to contributions to a pension fund for journalists that we were required to make as a result of the loss of a legal claim brought by such pension fund with respect to a dispute relating to the amount of our required contributions, offset by the reduction of various costs (such as traveling, hospitality, sales promotion and market research) resulting from our cost cutting program which commenced in the fourth quarter of 2001, during which Antenna TV's SG&A expense decreased by 7.1% as compared to the same period in 2000, and, to a lesser extent, to an increase of SG&A of (euro)1.0 million ($1.0 million) of Antenna Radio, mainly due to assessments in respect of prior music rights accruals and the addition of SG&A of new businesses such as Nova Television, Heaven Music, Antenna Internet and Blues Hall.

         AMORTIZATION. Amortization of programming costs increased (euro)3.9 million ($4.1 million), or 9.8%, from (euro)39.8 million ($41.7 million) in 2000 to (euro)43.7 million ($45.8 million) in 2001. This increase was attributable to the fact that we expensed certain programs for which we do not expect to generate future revenue. Estimates of future revenues are reviewed periodically and could be revised accordingly.

         DEPRECIATION. Depreciation increased (euro)3.5 million ($3.7 million), or 85.9%, from (euro)4.2 million ($4.4 million) in 2000 to (euro)7.7 million ($8.1 million) in 2001. This increase was attributable to an increase of depreciation of (euro)1.6 million ($1.7 million) from Daphne due to higher capital expenditures incurred towards the end of 2000 and during 2001, the addition of (euro)0.7 million ($0.7 million) of depreciation from Nova Bulgaria and the addition of (euro)0.7 million ($0.7 million) of depreciation from Antenna Internet for computer hardware and software.

         OPERATING INCOME. Operating income decreased (euro)34.1 million ($35.8 million), or 69 %, from (euro)49.4 million ($51.8 million) in 2000 to (euro)15.3 million ($16.0 million) in 2001, principally reflecting a decrease in advertising revenue from Antenna TV's operations due to unfavorable market conditions. The decrease was also attributable to a decrease of other revenue from Antenna TV's operations attributable to the fact that in 2000 a non-recurring license and distribution fee was recorded, an increase in cost of sales and SG&A due to full consolidation of new businesses and the increase in amortization cost of Antenna TV.

         INTEREST EXPENSE, NET. Interest expense, net increased (euro)8.9 million ($9.3 million), or 92%, from (euro)9.7 million ($10.2 million) in 2000 to (euro)18.6 million ($19.5 million) in 2001. This increase was due to the addition of interest expense and amortization of issuance costs of (euro)8.5 million ($8.9 million) associated with our newly issued Euro denominated senior notes due 2008 and the appreciation of the US dollar against the drachma in 2001 compared to 2000, partially offset by a decrease in interest expense of approximately (euro)1.0 million ($1.0 million) associated with our US dollar denominated senior notes due 2007, resulting from the partial repurchase in 2001of certain of our senior notes due 2007.

         FOREIGN EXCHANGE. Foreign exchange losses decreased (euro)3.7 million ($3.9 million) from (euro)8.7 million ($9.1 million) in 2000 to (euro)5.0 million ($5.2 million) in 2001, primarily reflecting the lower US dollar denominated debt as a result of the partial repurchase in 2001 of certain of our US dollar denominated senior notes due 2007.

         OTHER EXPENSE, NET. Other expense, net, increased (euro)35.0 million ($36.6 million) from a loss of (euro)0.6 million ($0.6 million) in 2000 to a loss of (euro)37.4 ($39.2 million) in 2001. The increase was primarily attributable to the write-down of our marketable equity securities of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) of (euro)37.4 million ($39.2 million), of which (euro)33.5 million ($35.1 million) has been charged to comprehensive income (loss) in our statement of shareholders' equity for 2000. As a result of continuous adverse conditions in the Athens Stock Exchange, in the fourth quarter of 2001, we determined that the decline in the fair value was "other than temporary".

         MINORITY INTEREST. Minority interest increased by (euro)1.6 million ($1.7 million) from a loss of (euro)0.2 million ($0.2 million) in 2000 to a gain of (euro)1.4 million ($1.5 million) in 2001, principally due to the net loss incurred by Daphne in 2001 as compared to 2000.

         PROVISION (BENEFIT) FOR INCOME TAXES. Provision for income taxes decreased (euro)23.0 million ($24.1 million) from an expense of (euro)9.1 million ($9.5 million) in 2000 to a benefit of (euro)13.9 million ($14.6 million) in 2001. The decrease was principally a result of a tax benefit of
(euro)14 million ($14.7 million) resulting from the other-than-temporary loss of marketable equity securities, and, to a lesser extent, due to operating losses of most of the consolidated entities, partially offset by the valuation allowance taken on the operating losses of Antenna Internet and Nova Television.

         CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. As a result of the adoption of SOP 00-2, a one-time after tax charge of (euro)0.6 million ($0.6 million) representing a change in accounting policy was recorded in the first quarter of 2001.

         NET INCOME (LOSS). Net income decreased (euro)52.1 million ($54.6 million) from an income of (euro)21.1 million ($22.1 million) in 2000 to a loss of (euro)31.0 million ($32.5 million) in 2001. However, excluding the write-down of our investment in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.), net of tax of (euro)23.4 million ($24.5 million), the net loss would have been (euro)7.6 million ($8.0 million) due primarily to the operating losses of Nova Television, Daphne, Antenna Internet, Antenna Radio, Blues Hall and Part Time.

B.       LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations. As a result of our expected delisting, we will not have access to the public equity markets.

         FUTURE COMMITMENTS AND FUNDING SOURCES

         At December 31, 2002 our contractual cash commitments, with initial or remaining terms are as follows (all amounts in thousands (euro)):

------------------------------------------------------------------------------------------------------------------
                                                          PAYMENTS DUE BY PERIOD
------------------------------------------------------------------------------------------------------------------
 CONTRACTUAL OBLIGATIONS          TOTAL        2003        2004        2005        2006        2007    THEREAFTER
-------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (1)              213,180         489          --          --          --      68,941       143,750
-------------------------------------------------------------------------------------------------------------------
CAPITAL LEASE OBLIGATIONS         2,868         870         807         620         464         107            --
-------------------------------------------------------------------------------------------------------------------
OPERATING LEASES                 11,721       3,533       3,092       3,309         465         491           831
-------------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM                   2,621          --         558         160         161          --         1,742
OBLIGATIONS (2)
-------------------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL CASH          230,390       4,892       4,457       4,089       1,090      69,539       146,323
OBLIGATIONS
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                TOTAL                   AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
  OTHER COMMERCIAL             AMOUNTS ----------------------------------------------------------------------------
     COMMITMENTS              COMMITTED        2003        2004        2005        2006        2007    THEREAFTER
-------------------------------------------------------------------------------------------------------------------
UTILIZED LINES                   17,875      17,875          --          --          --          --            --
OF CREDIT (3)
-------------------------------------------------------------------------------------------------------------------
LETTERS OF GUARANTEE              7,882       7,592         290          --          --          --            --
(4)
-------------------------------------------------------------------------------------------------------------------
OTHER COMMITMENTS (5)            20,506          --       4,769       5,007       5,246       5,484            --
-------------------------------------------------------------------------------------------------------------------
TOTAL COMMERCIAL
COMMITMENTS                      46,263      25,467       5,059       5,007       5,246       5,484            --
-------------------------------------------------------------------------------------------------------------------

(1) Long-term debt is comprised of our senior notes and long-term indebtedness. Our US dollar denominated senior notes due 2007 are redeemable, in whole or in part, at our option at any time on or after August 12, 2002. Our Euro denominated senior notes due 2008 are redeemable, in whole or in part at our option at any time on or after June 11, 2005. The above payment schedule does not give effect to the repurchases of our senior notes due 2007 from time to time. In February 2002 we repurchased (euro)2,500,000 of our senior notes due 2008 for
         (euro)2,050,000 and in December 2002 we repurchased (euro)3,750,000 of our Senior Notes due 2008 for (euro)2,555,000. Additionally, in December 2002 we repurchased $4,000,000 of our Senior Notes due 2007 for $2,760,000.

(2) Other long-term obligations represent payables to related parties, employee retirement benefits and long-term provision.

(3)      Revolving credit.

(4) The amount reflects the letters of guarantee issued by us primarily to FOX (Twentieth Century) as at December 31, 2003.

(5)      The amounts reflect commitments to licensed film rights.

         As of December 31, 2002, we had approximately (euro)215.2 million ($225.6 million) of long term debt (which includes the current portion of long-term debt of (euro)0.5 million) compared to (euro)239.5 million ($251.1 million) in 2001. This debt primarily consists of our senior notes due 2007 and our senior notes due 2008, and, to a lesser extent, long-term obligations under capital leases.

         As of December 31, 2002, we had approximately (euro)17.9 million ($18.7 million) of bank overdrafts and short-term borrowings as compared to (euro)17.5 million ($18.3 million) in 2001. Bank overdrafts and short-term borrowings primarily consist of Daphne borrowings of (euro)16.2 million ($16.9 million) dominated in euro. It also included short-term borrowings of (euro)1.6 million ($1.7 million) of Antenna Radio dominated in Yen and euro. We had unused bank lines at December 31, 2002 of (euro)38.8 million ($40.7 million), of which Antenna TV had unused bank lines at December 31, 2002 of (euro)27.9 million ($29.3 million).

         Our principal use of funds is payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled
(euro)50.5 million ($52.9 million) in 2001 and (euro)62.0 million ($65.0 million) in 2002. These expenditures totaled (euro)61.1 million ($64.1 million) in 2000.

         OPERATING ACTIVITIES. Net cash used in operating activities was
(euro)12.2 million ($12.8 million) in 2001 compared to net cash provided for operating activities of (euro)10.9 million ($11.4 million) in 2002. The improvement of (euro)23.1 million was mainly due to accelerated collections of receivables and deferred payments to suppliers. Net cash used for operating activities was (euro)13.7 million $14.4 million) in 2000.

         INVESTING ACTIVITIES. Net cash used in investing activities was
(euro)23.8 million ($25.0 million) in 2001 and (euro)4.6 million ($4.8 million) in 2002. The decrease from 2001 was mainly due to the acquisition of a 5% interest in NetMed NV. Net cash used in investing activities was (euro)72.3 million ($75.8 million) in 2000.

         FINANCING ACTIVITIES. Net cash provided by financing activities was
(euro)111.0 million ($116.4 million) in 2001 compared to net cash used by financing activities of (euro)8.8 million ($9.2 million) in 2002, primarily reflecting the fact that in 2001 we obtained proceeds of (euro)150.0 million ($157.3 million) from our 2008 euro Senior Notes issued on June 18, 2001. In 2002, we repurchased certain of our senior notes. Net cash provided by financing activities was (euro)8.9 million ($9.3 million) in 2000.

         DISTRIBUTABLE RESERVES. We have distributable reserves in our Greek statutory accounts of approximately (euro)1.7 million ($1.8 million) as of December 31, 2002.

C.       CRITICAL ACCOUNTING PRINCIPLES AND ESTIMATES

         In response to SEC Release No. 33-8040 "Cautionary Advice Regarding Disclosures about Critical Accounting Policies" and SEC Release No. 33-8056 "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations", we have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to asset impairment, ultimate recoverability of programming costs and artist and author advances, allowance for doubtful accounts, contingencies and litigation, including tax contingencies deferred tax assets, and other-than-temporary declines in marketable equity securities. We state these accounting policies in the notes to our consolidated financial statements and at relevant sections in this discussion and analysis. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

         We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

         We have recorded goodwill and intangibles resulting from our acquisitions completed in the past three years. Through December 31, 2001, goodwill and intangibles have been amortized on a straight-line basis over their respective lives. On January 1, 2002, we adopted SFAS No. 142, where we ceased amortizing goodwill and performed an impairment analysis to assess the recoverability of goodwill. During the first quarter, we completed our initial impairment review, which indicated that there was an impairment loss resulting from the initial application of SFAS No. 142. The impairment loss amounting to
(euro)0.953 million ($0.999 million), net of tax has been recorded as a cumulative effect of a change in accounting principle.

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

         We maintain an allowance for doubtful accounts for estimated losses resulting form the inability of our customers to make required payments, which results in bad debt expense. We determine the adequacy of this allowance by continually evaluating individual customer receivables, considering the customers' financial condition, credit history and current economic conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We have recorded in the balance sheet as long term receivable from a related party, which has been discounted, taking into consideration the expected repayment terms. Should payments take longer, the net realizable value of the account receivable will be impacted.

         We are subject to various claims and litigation in the ordinary course of our business. We have accrued management's best estimate of our probable liability in respects of such claims. Although we are currently not aware of any such pending or threatened litigation that we believe is reasonably likely to have a material adverse affect on us, if we became aware of such assessments against us, we will evaluate the probability of an adverse outcome and provide accruals for such contingencies as necessary.

         In Greece, the amounts reported to the tax authorities are provisional until such time as the tax authorities inspect the books and records of an entity. The tax authorities have inspected our books and the majority of our subsidiaries up to the year 2000. Due to the way additional taxes are assessed in Greece the ultimate outcome can vary from the amounts accrued and, consequently, a charge to operations over and above the amounts accrued may be required.

         We have recorded a valuation allowance against the net deferred tax assets, which are not expected to fully reverse before their expiration and relate to the start up operating losses of Antenna Internet and Nova Television. Although we believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets, if we became aware of indications that the results of future operations may not generate sufficient taxable income, we will evaluate the probability and provide for an additional allowance, which would negatively impact our results of operations.

         Our share of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) that we purchased in 2000 are available-for-sale marketable equity securities. Due to the general decline in prices on the Athens Stock Exchange, the value of our investment was impacted and we determined that an "other than temporary" loss resulted and a write-down of (euro)37.4 million ($39.2 million) for 2001 and (euro)4.8 million ($5.0 million) for 2002 which were recorded in the consolidated statement of operations under the caption other expense, net. To the extent that the fair value is impacted by future declines in prices on the Athens Stock Exchange, and our investment cost, as written down, is less than fair value for an extended period of time, any resulting additional unrealized losses will be recorded in the consolidated statement of operations for the applicable periods.

OFF - BALANCE SHEET ARRANGEMENTS

         We have no off-balance sheet arrangements.

INFLATION

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, we do not believe inflation has had a material effect on our business for the periods presented. Greece experienced average annual rates of inflation of 4.8% during 1998, 2.6% during 1999, 3.2 % during 2000, 3.5 % during 2001 and 3.5% during 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

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

         Upon adoption of SFAS No. 141 and SFAS No. 142, we evaluated our existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made any necessary reclassifications required by SFAS No. 141. Upon the adoption of SFAS No. 142, we reassessed the useful lives and residual values of all intangible assets acquired in purchase business combinations. In addition, to the extent an intangible asset was identified as having an indefinite useful life, we tested the intangible asset for impairmemt in acordance with the provisions of SFAS No. 142 during the first quarter of 2002.

         In connection with the transitional goodwill impairment evaluation, Statement 142 required us to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, we identified our reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit's carrying amount exceeded its fair value, an indication existed that the reporting unit's goodwill was impaired. In the second step, we compared the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilies in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which had been measured as of the date of adoption. We adopted this standard and recorded a transitional impairment loss of (euro)0.9 million ($0.9 million), net of tax as a cumulative effect of a change in accounting principle from this initial adoption.

ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

         In September 2001, FASB issued Statement No 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS that replaces FASB Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS TO BE DISPOSED OF. The primary objectives were to develop one accounting model, based on the framework established in Statement 121, for long-lived assets to be disposed of by sale and to address significant implementation issues.

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

         The provisions of Statement 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, are to be applied prospectively The adoption of this statement did not have a material impact on consolidated financial statements.

SFAS NO. 145

         In April 2002, the FASB issued Statement No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. The Statement updates, clarifies and simplifies existing accounting pronouncements. Statement No. 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. Statement No. 64 amended Statement No. 4 and is no longer necessary because Statement No. 4 has been rescinded.

         The provisions of this standard are effective for fiscal years beginning after May 15, 2002. Gains or losses on extinguishments of debt that were classified as extraordinary in prior years shall be reclassified upon adoption of this statement. Early application of this statement may be as of the beginning of the fiscal year or as of the beginning of the interim period in which this statement is issued. We adopted this standard in the second quarter of 2002 and we reclassified prior years extraordinary gains on the repurchase of senior notes amounting to (euro)610,000 for the year ended December 31, 2000,
(euro)534,000 for the year ended December 31 2001 and (euro)2,477,000 for the year ended December 31, 2002 to other (expenses), net.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES.

         In June 2002, the FASB issued Statement No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. Statement No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3., "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING)".

         Statement No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by Statement No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. Those costs include, but are not limited to: termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract; costs to terminate a contract that is not a capital lease; and costs to consolidate facilities or relocate employees. Statement No. 146 does not apply to costs associated with the retirement of long-lived assets covered by FASB Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.

         Generally a liability for exit or disposal activity costs shall be recognized and measured at its fair value in the period in which the liability is incurred (except for a liability for one-time termination benefits that is incurred over time). In the unusual circumstances in which fair value cannot be reasonably estimated, the liability shall be recognized in the period in which the fair value can be reasonably estimated.

         The provisions of Statement No. 146 are effective for exit or disposal activities initiated after December 31, 2002. Early application is encouraged and previously issued financial statements shall not be restated. We have not yet determined the impact that this statement may have on the consolidated financial statements.

ASSET IMPAIRMENT AND DISPOSAL ISSUES

         In August 2001, the FASB issued Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, effective for fiscal years beginning after June 15, 2002. Initial application of this statement shall be as at the beginning of an entity's fiscal year. This statement applies to legal obligations associated with other-than-temporary removal of a tangible long-lived asset from services. This statement does not apply to obligations that arise solely from a plan to dispose of a long-lived asset as that phrase used in paragraph 15 of FASB Statement 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

         Upon initial application of this Statement, an entity shall recognize the following items in its statement of financial position: (a) a liability for any existing asset retirement obligations adjusted for cumulative accretion to the date of adoption of this Statement; (b) an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset; and
(c) accumulated depreciation on that capitalized cost. Amounts resulting from initial application of this statement shall be measured using current (that is, as of the date of adoption of this Statement) information, current assumptions, and current interest rates. The amount recognized as an asset retirement cost shall be measured as of the date the asset retirement obligation was incurred. Cumulative accretion and accumulated depreciation shall be measured for the time period from the date the liability would have been recognized had the provisions of this statement been in effect to the date of adoption of this statement.

         An entity shall recognize the cumulative effect of initially applying this statement as a change in accounting principle. We have not yet determined the impact that this statement may have on the consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         Our directors are elected for a term of five years, the current term for all Directors ending in July 2003. Our Board of Directors appoints officers. The members of our Board of Directors, our senior management and our other officers are as follows:


   NAME                                  AGE    POSITION WITH THE COMPANY
   ----                                  ---    -------------------------
DIRECTORS AND SENIOR MANAGEMENT:
   Minos Kyriakou                         61    Chairman
   Theodore Kyriakou                      29    Vice Chairman
   Spilios Charamis                       66    Group General Manager, Vice Chairman
   Jonathan Procter                       42    TV Group Chief Executive Officer
   Maurice Avdelas                        49    Antenna TV-General Manager/Managing Director (CEO)
   Nikolaos Angelopoulos                  54    Group Chief Financial Officer; Director
   George Antypas                         58    Director
   Panagiotis Fotilas                     59    Director
   Athina Kyriakou                        23    Director
   Xenophon Kyriakou                      31    Director

OTHER OFFICERS:
   John Michelakis                        43    Group News Manager
   Alkistis Marangoudaki                  39    TV Group Programming Manager
   Dimitrios Dallas                       56    TV Group Technical Manager
   Vagelis Moraitis                       37    Group Sales and Marketing General Manager
   Michael Poulos                         45    Group Human Resources and Administration Manager
   Kostas Kibouropoulos                   46    Radio Group General Manager/Managing Director

         MR. MINOS KYRIAKOU founded Antenna in December 1989 and has served as our Chairman since then. Mr. Kyriakou was our Chief Executive Officer from December 1989 until March 1999. He is also a shipowner, and the President of the Aegean Foundation and Honorary Consul General of Singapore to Athens and of Poland to Thessaloniki. He is also a director of Antenna Productions S.A. (a holding company), Antel S.A. (a developer of computer software and provider of data transmission services), Antenna Satellite (which broadcasts and distributes television programming in the United States), Antenna Satellite Radio (which operates radio stations in the United States), Antenna RT Satellite Services Ltd. (a holding company), Pacific Broadcast (which broadcasts television programming in Australia through a joint venture) and Chairman of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A), a holding company.

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

         DR. MAURICE AVDELAS has been the General Manager of Antenna TV since September 2000 and our Managing Director (CEO) since January 2002. He was our Deputy General Manager from December 1997 to September 2000 and has worked for us since 1990 as head of the Marketing and Research team where he served as Director since 1991. Before that, he worked as Director of Marketing for the radio station Flash 96.1 and as a Research Advisor of the Greek Cinematography Center. He holds a degree from the School of Business and Economics and has completed graduate studies in the field of mass media. He also holds a doctorate degree from the Universite Paris VIII and has been involved in several research projects and lectures on the subject of mass media in Greece.

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

         MR. XENOPHON KYRIAKOU, Mr. Minos Kyriakou's son, joined our Board of Directors in September 1998. He is a shipowner, a director of a Greek shipping company and a director of Antel S.A

         MR. JOHN MICHELAKIS became our Group News Manager in September 2002 after he served as a Deputy News Manager since September 2000. Before joining us he was Deputy News Manager at Mega TV. He studied Economics at the University of Piraeus.

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

B.       COMPENSATION

DIRECTOR COMPENSATION

         We paid cash compensation of an aggregate of (euro)0.38 million ($0.40 million) in 2002 to our senior and other officers. Messrs. Minos Kyriakou and Theodore Kyriakou do not receive any compensation for their services to us. It is our corporate policy that no compensation, fees or other payments are made to members of our Board in their capacity as Board members. In addition, we contributed (euro)0.02 million ($0.2 million) to state-sponsored pension plans on behalf of three executive officers in 2002.

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

         Messrs. Angelopoulos, Antypas and Fotilas are members of the Audit Committee, which is responsible for making recommendations to the Board of Directors concerning the selection of independent auditors, reviewing the results and scope of the audit and reviewing and evaluating our audit and control functions. Before August 1998, the Board of Directors undertook the responsibilities of the Audit Committee.

         The Board of Directors has no other committees.

D.       EMPLOYEES

         At the end of December 2002, we employed approximately 1,491 full-time employees (1,611 at the end of 2001 and 1,597 at the end of 2000) through a number of businesses. Our main businesses, television, publications and radio employed 966, 279 and 162 persons, respectively. Of our 1,491 employees, 1,071 were production, programming and news personnel, 294 were administrative personnel and 126 were sales and marketing personnel.

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

E.       SHARE OWNERSHIP

         The following table presents information regarding the beneficial ownership of our share capital as of March 31, 2003 by:

         o        our directors; and

         o        our senior management;

                                       NUMBER OF SHARES BENEFICIALLY OWNED (1)
                                       ---------------------------------------
     NAME                                       NUMBER      PERCENT
     ----                                       ------      -------
Minos Kyriakou  (2)                          4,962,358        25.0
Theodore Kyriakou  (3)                       4,854,310.5      24.45
Xenophon Kyriakou  (4)                       4,854,310.5      24.45
Athina Kyriakou  (5)                         4,854,310.5      24.45
Spilios Charamis                                    --           --
Jonathan Procter                                    --           --
Maurice Avdelas                                     --           --
Nikolaos Angelopoulos                               --           --
George Antypas                                      --           --
Panagiotis Fotilas                                  --           --

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         The table below presents information as of March 31, 2003 showing the beneficial ownership of shares of our capital stock, represented by 19,849,440 shares, by persons or groups of affiliated persons known by us to own more than 5% of our shares. All such shares have the same voting rights as our shares owned by our other shareholders.

                                                             PERCENT OF
                                        NUMBER             CAPITAL STOCK
             SHAREHOLDERS              OF SHARES             OUTSTANDING
             ------------              ---------             -----------
Holnest Investments Limited(1)         4,962,358                25.00%
Globecast Holdings Limited(2)          4,854,310.5              24.45%
Altavista Global Holdings
   Limited(3)                          4,854,310.5              24.45%
Praxis Global Investments
   Limited(4)                          4,854,310.5              24.45%

-------------------------

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

B.       DISCLOSURES CONCERNING THE EFFECTS OF TRANSACTIONS WITH RELATED PARTIES

         AUDIOTEX. We are a party to two exclusive contracts with our subsidiary, Audiotex. On February 7, 2000, Audiotex became a wholly owned subsidiary. Under these contracts we:

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

                  o 15% from December 1, 1995 to June 30, 1998; o 30% from July 1, 1998 to August 31, 1998;

                  o        40% from September 1, 1998 to December 31, 1998; and

                  o        50% from January 1, 1999 to January 1, 2005.

         The contracts terminate on January 1, 2005 but may be renewed on substantially similar terms. We had revenue under these contracts of (euro)0.14 million ($0.15 million) in 2000. Revenue generated in 2001 and thereafter from these contracts has been fully eliminated upon consolidation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and notes 2 and 6 of the notes to our consolidated financial statements.

         ANTENNA SATELLITE. We are a party to a programming agreement with Antenna Satellite, a company affiliated with Mr. Minos Kyriakou, through 50% indirect share ownership and membership on the board of directors. Under the programming agreement, we provide Antenna Satellite with television programs for broadcast in the United States and Canada, in consideration for a license fee computed on a total subscriber basis (the total monthly fee ranges from $75,000 in 2000, to $90,000 in 2002). We reported revenues under the programming agreement of (euro)0.90 million ($0.8 million) in 2000, (euro)1.54 million ($1.4 million) in 2001 and (euro)0.95 million ($1 million) in 2002.

         ANTENNA CYPRUS. We are a party to an agreement to provide technical support and television programming to Antenna Cyprus. Our Group General Manager in prior years was the General Manager of Antenna Cyprus. The agreement provides for royalty payments equal to a percentage of revenue derived by Antenna Cyprus during broadcasts of programming supplied by us. The royalty payment percentage was:

         o        9% in the period September 1992-1993;

         o        11% in the period September 1994-1997; and

         o        12% from 1998 through the present.

We had revenue from Antenna Cyprus of (euro)2.4 million ($2.5 million) in 2002. See note 6 of the notes to our consolidated financial statements.

         In 2001, we entered into various transactions with related parties:

         RYTHMOS FM. Antenna Radio is party to an agreement with Rythmos FM to provide expertise in production, advertising sales and promotion, and to advise on format, development, direction and timing of programming for Rythmos. Our marketing, sales and programming staffs will advise Rythmos FM on targeting key demographics. We will receive fees equal to 55% of gross revenues of Rythmos FM generated during the next ten years and rental income from the use of our technical equipment. Revenue generated from Rythmos FM in 2002 totaled (euro)0.3 million ($0.3 million). The Company that owns Rythmos FM is owned by the sister of our Chairman.

         EUROHOLDINGS CAPITAL & INVESTMENT CORP. In 2000, we purchased shares of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) for an aggregate purchase price of (euro)45.6 million ($44.9 million). Due to a general decline in prices on the Athens Stock Exchange, the value of our investment was impacted and we determined that an other-than-temporary loss resulted and write-downs of (euro)37.4 million ($36.9 million) and (euro)4.8 million ($4.7 million) were recorded in the consolidated statement of operations for the years ended December 31, 2001 and 2002 under the caption other expenses net, respectively. To the extent that the fair value is impacted by future declines in prices on the Athens Stock Exchange, and our investment cost, as written down, is less than fair value for an extended period of time, any resulting additional unrealized losses, will be recorded in the consolidated statement of operations for the applicable periods. We currently own approximately 14.5% of Euroholdings' share capital and our principal shareholders own an additional approximately 15%.

         We believe that the terms of our contracts with affiliated parties are comparable to those that could have been obtained through arm's-length bargaining between third parties and us.

ITEM 8.  FINANCIAL INFORMATION

         See "Item 18--Financial Statements" and pages F-1 through F-39.

ITEM 9.  THE LISTING

         Not applicable, except for Item 9A(4) and Item 9C.

         Our ADSs, each representing one-half of one share, are quoted on the Nasdaq National Market under the symbol "ANTV." The Bank of New York acts as depositary for the ADSs.

         The tables below present, for the periods indicated, the reported high and low quoted closing prices for the ADSs on Nasdaq, the principal trading market. On March 28, 2003, the last reported sale price of our ADSs on Nasdaq was $1.55 per ADS.

                             NASDAQ NATIONAL MARKET

 (A)  ANNUAL HIGH AND LOW MARKET PRICES
                                                    NASDAQ PRICE PER ADS
                                                    --------------------
                                                      HIGH        LOW
                                                      ----        ---
                                                            ($)

      1999(1)                                       19 7/8      8 1/8

      2000                                          26 1/2     12 1/8

      2001                                          20 1/2      1 7/8

      2002                                           2 3/5        1/3

 (1) From March 31, 1999, when the ADSs began trading on the Nasdaq.

 (B)  QUARTERLY HIGH AND LOW MARKET PRICES
                                                    NASDAQ PRICE PER ADS
                                                    --------------------
                                                      HIGH        LOW
                                                      ----        ---
                                                            ($)
      2001
        First quarter                               20 1/2     17 1/16
        Second quarter                              18 4/5      8 1/16
        Third quarter                               8 1/16       3 3/4
        Fourth quarter                               4 1/2       1 7/8
      2002
        First quarter                                2 3/5       1 1/4
        Second quarter                               1 3/4       1 1/5
        Third quarter                                1 1/4       1/3
        Fourth quarter                               1 1/6       1/2

 (C)  MONTHLY HIGH AND LOW MARKET PRICES
                                                    NASDAQ PRICE PER ADS
                                                    --------------------
                                                      HIGH        LOW
                                                      ----        ---
                                                            ($)
      2002

        September                                      4/5         1/3
        October                                      1 1/7         1/2
        November                                     1 1/7         4/5
        December                                     1 1/6      1 1/10

      2003

        January                                     1 7/16       1 1/7
        February                                    1 6/25       24/25


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

         The minimum dividends required by Greek corporate law (6% of paid in share capital) may be waived only with the unanimous consent of our shareholders. Since August 1998, our shareholders have waived the payment of these dividends. The indenture governing our senior notes restricts our ability to pay dividends to amounts tied to our net income or to proceeds of equity issuances, in either case, as measured following U.S. GAAP. For a further discussion concerning the payment of dividends, see "Item 3. -- Key Information -- Risk Factors--Risks relating to our indebtedness." Our Board of Directors does not expect in the future to seek shareholder waiver of the dividends required by Greek corporate law.

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

GENERAL ASSEMBLY

         The Board of Directors at ordinary or extraordinary meetings convenes the General Assembly. Ordinary meetings are required to be held once each fiscal year, within six months after the end of our fiscal year. The Board of Directors may convene extraordinary meetings when they consider it necessary or pursuant to a request of holders of 5% or more of our share capital. The General Assembly must be summoned at least 20 days before the date set for the meeting, except if self-convened.

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

         Legal representatives, appointed by letter or telegram, may represent shareholders with a right of participation at the General Assembly. Proxies represent juveniles, persons under legal restraint and legal entities.

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

         The same percentage majority and quorum may only amend any provision of the Charter requiring a special increased majority and quorum.

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

         The Media Law generally requires that shares of a licensed broadcaster held by corporations must also be registered in the name of the natural persons who are shareholders of those corporations. However, this requirement will not apply to shares held by UCITS provided no single UCITS holds more than 2.5% of our share capital and UCITSs in aggregate hold not more than 10% of our share capital.

         If a shareholder's holdings exceed any of these thresholds, the Media Law provides that such shareholder will not be eligible to exercise voting rights or receive dividends or other distributions, which are attributable to any shares, acquired which exceed such thresholds.

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

C.       MATERIAL CONTRACTS

         On March 5, 2001, we announced that, in order to protect the value of our investment in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.), our Chairman, Mr. Minos Kyriakou, agreed to underwrite our investment such that in the event that we continue to hold shares in Euroholdings on December 31, 2003, and the value of the investment on such day (as measured based on average closing prices for the preceding 20 trading days) does not exceed our aggregate purchase price, our Chairman will purchase our entire stake in Euroholdings for an amount equal to such purchase price. Furthermore, if we elect at any time prior to December 31, 2003 to dispose of the investment, and the sale price at that time is less than our purchase price, our Chairman will pay us the difference between the sale price and our purchase price. In all cases our Chairman will pay these amounts plus interest reflecting our return on bank deposits.

D.       EXCHANGE CONTROLS

         Greece currently has no exchange controls that would restrict the payment of dividends or other capital distributions to a non-resident holder of shares. In addition, Greece currently has no currency restrictions that would affect the rights of non-resident holders of shares to dispose of their shares, or to receive the proceeds of a disposition outside Greece.

E.       TAXATION

         The information below under the captions "ADSs--Greek Taxation" and "Senior Notes--Greek Taxation" are discussions of the material Greek tax consequences of the acquisition, ownership and disposition of ADSs (or shares) and of our senior notes, respectively. The information set forth below under the caption "ADSs--United States Taxation" and "Senior Notes--United States Taxation" are discussions of the material United States federal income tax consequences of the acquisition, ownership and disposition of ADSs (or shares) and of our senior notes by a U.S. Holder (as defined below). These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption "ADSs--United States Taxation" and "Senior Notes--United States Taxation" deal only with U.S. Holders that will hold ADSs (or shares) and our senior notes as capital assets within the meaning of the United States Internal Revenue Code of 1986, as amended, and who do not at any time own individually, nor are treated as owning, 10% or more of our shares (including ADSs). In addition, the description of United States tax consequences set forth below under the captions "ADSs--United States Taxation" and "Senior Notes--United States Taxation" does not address the tax treatment of special classes of U.S. Holders, such as banks, tax-exempt entities, insurance companies, persons holding ADSs or shares as part of a hedging or conversion transaction, a straddle or a constructive sale, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies and holders whose "functional currency" is not the dollar and does not describe any tax consequences arising under the laws of any state, locality or non-U.S. jurisdiction.

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

         TAXATION OF DIVIDENDS

         Under Greek law, income before taxes of a SOCIETE ANONYME whose shares are not listed on the ASE is taxed at a flat rate of 37.5 %, or 35% if it shares are listed on the Athens Stock Exchange (or ASE), with the result that dividends distributed therefrom to shareholders are paid out net of tax. No withholding taxes are imposed by Greece on the payment of dividends on the shares.

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

         The consequences set forth in paragraphs (i) to (iv) above also apply to transfers of shares not effected in accordance with the provisions of Greek law between persons who reside for tax purposes in a country with which Greece has a tax treaty exempting such persons from the payment of Greek capital gains tax. In such case the transferor would be liable for the payment of penalties amounting to between (euro)117.4 and (euro)1,173.9.

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

         For purposes of determining a U.S. Holder's allowable United States foreign tax credit, stated interest and OID on the senior notes will be treated as income from sources outside the United States and will, with certain exceptions, be treated separately, together with other items of "passive" or "financial services" income or "high withholding tax interest," as applicable. To the extent that payments of principal and interest are not subject to Greek income or withholding tax (see above), the U.S. Holder will not have paid Greek tax eligible for crediting but such foreign source income may affect the creditability of foreign taxes imposed on other items of "passive" or "financial services" income or "high withholding tax interest" from sources outside the United States. To the extent that Greek income taxes must be withheld by us or paid by the U.S. Holder, we will, with certain exceptions, be liable for the payment of additional amounts so that the U.S. Holder will receive the same amounts that would have been payable if no such withholding taxes had been imposed. If additional amounts are paid due to the imposition of Greek withholding taxes, the U.S. Holder will be treated as having actually received the amount of Greek taxes withheld by us with respect to a senior note, and as then having paid over such withheld taxes to the Greek taxing authorities. As a result, the amount of interest income included in gross income for United States federal income tax purposes by a U.S. Holder with respect to a payment of interest may be greater than the amount of cash actually received by the U.S. Holder with respect to such payment. Further, if additional amounts are paid due to the U.S. Holder's payment of tax to the Greek taxing authorities such additional amounts will be included in the U.S. Holder's gross income for United States federal income tax purposes. Subject to certain limitations, a U.S. Holder will generally be entitled to a credit against its United States federal income tax liability, or a deduction in computing its United States federal taxable income, for Greek income taxes withheld by the Company and paid over to the Greek taxing authorities or for any taxes paid directly to the Greek taxing authorities.

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

F.       DIVIDENDS AND PAYING AGREEMENT

         Not applicable.

G.       STATEMENT BY EXPERTS

         Not applicable.

H.       DOCUMENTS ON DISPLAY

         We are subject to the information requirements of the Exchange Act that are applicable to a foreign private issuer. Under the Exchange Act, we are required to file reports, including annual reports on Form 20-F; and other information with the SEC. These reports and other information that we file with the SEC may be obtained, upon written request, for The Bank of New York, as depository for the ADSs, at its corporate trust office. The address of this office is 101 Barclay Street, New York, New York 10286.

         These reports and other information can also be inspected without charge and copied at established rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices located at 233 Broadway Avenue, New York, New York and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at established rates. The reports and other information are also available free of charge at the SEC's website at WWW.SEC.GOV

         We will furnish The Bank of New York with annual reports, which will include a description of its business and annual audited consolidated financial statements prepared following US GAAP. We also currently intend to furnish our shareholders with interim reports, which will include unaudited interim consolidated financial information prepared following US GAAP. The Bank of New York has agreed that, upon receipt of these reports, it will promptly mail them to all record holders of ADSs. We will also furnish to The Bank of New York summaries in English or an English version of all notices of shareholders' meetings and other reports and communications that are made generally available to our shareholders. The Bank of New York has agreed that it will, to the extent permitted by law, arrange for the mailing of these documents to record holders of ADSs.

I.       SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

FOREIGN EXCHANGE RISK MANAGEMENT

         As of January 1, 2002, our functional currency is euro. Prior to that date, our functional currency was the drachma. However, certain of our revenue, operating costs and expenses are denominated in currencies other than the euro. Transactions involving other currencies were converted into euro (and will be converted into euro) using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the euro equivalent (for periods prior to January 1, 2002) using exchange rates in effect at period-end. Non-euro denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for
(euro)8.6 million ($9.0 million) or 5.1 % of total net revenue in 2002 and
(euro)8.7 million ($9.1 million) or 5.5%, of total net revenue in 2001. Our non-euro denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 3.7% of total net revenue in 2002 and 4.4% of total net revenue in 2001. Non-euro denominated indebtedness (primarily U.S. dollars) totaled (euro)70.0 million ($73.4 million) or 33.0% of total indebtedness, at December 31, 2002 (including the current portion of long-term debt of (euro)0.5 million in 2002 as compared to (euro)0.5 in 2001), and
(euro)77.4 million ($81.2 million), or 34% of total non-drachma indebtedness, at December 31, 2001. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue was in drachmae and now in euro. We expect to increase modestly the level of non-euro denominated revenue as result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         At times, we may hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options, though we might also consider interest rate swaps. We are continuously evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged.

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

         The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                               DECEMBER 31, 2001
FINANCIAL INSTRUMENT                               MATURITY (2007)              FAIR VALUE
--------------------                               ---------------              ----------
                                                   ((EURO))     ($)       ((EURO))        ($)
                                                                 (IN MILLIONS)
Senior notes due 2007 ($76.3 million)              5.7         76.3         74.6          78.2
Average interest rate                                    9.4%                      --

                                                               DECEMBER 31, 2002
FINANCIAL INSTRUMENT                               MATURITY (2007)              FAIR VALUE
--------------------                               ---------------              ----------
                                                   ((EURO))     ($)       ((EURO))        ($)
                                                                 (IN MILLIONS)
Senior  notes due 2007 ($72.3 million)             8.9           72.3       49.6          52.0
Average interest rate                                    9.8%                       --
                                                               DECEMBER 31, 2001
FINANCIAL INSTRUMENT                               MATURITY (2008)              FAIR VALUE
--------------------                               ---------------              ----------
                                                   ((EURO))     ($)       ((EURO))        ($)
                                                                 (IN MILLIONS)
Senior notes due 2008 ((EURO)150  million)       150.0        157.3        127.5         133.7
Average interest rate                                   10.2%                      --

                                                               DECEMBER 31, 2002
FINANCIAL INSTRUMENT                               MATURITY (2008)              FAIR VALUE
--------------------                               ---------------              ----------
                                                   ((EURO))     ($)       ((EURO))        ($)
                                                                 (IN MILLIONS)
Senior notes due 2008 ((EURO)143.7 million)      143.7        150.7        101.3         106.3
Average interest rate                                   10.2%                      --

         The average interest rate represents the stated interest rate of 9.0% of senior notes due 2007 in U.S. dollars and 9.75% of senior notes due 2008 in euro, plus amortization of deferred issuance costs.


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

         The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                               DECEMBER 31, 2001
FINANCIAL INSTRUMENT                               MATURITY (2007)              FAIR VALUE
--------------------                               ---------------              ----------
                                                   ((EURO))     ($)       ((EURO))        ($)
                                                                 (IN MILLIONS)
Senior notes due 2007 ($76.3 million)             85.7         76.3         74.6          78.2
Average interest rate                                    9.4%                      --

                                                                              DECEMBER 31, 2002
FINANCIAL INSTRUMENT                               MATURITY (2007)              FAIR VALUE
--------------------                               ---------------              ----------
                                                   ((EURO))     ($)       ((EURO))        ($)
                                                                 (IN MILLIONS)
Senior notes due 2007 ($72.3 million)             68.9         72.3         49.6          52.0
Average interest rate                                    9.8%                      --

                                                               DECEMBER 31, 2001
FINANCIAL INSTRUMENT                               MATURITY (2008)              FAIR VALUE
--------------------                               ---------------              ----------
                                                   ((EURO))     ($)       ((EURO))         ($)
                                                                 (IN MILLIONS)
Senior notes due 2008 ((EURO)150  million)       150.0        157.3        127.5         133.7
Average interest rate                                   10.2%                      --

                                                               DECEMBER 31, 2002
FINANCIAL INSTRUMENT                               MATURITY (2008)              FAIR VALUE
--------------------                               ---------------              ----------
                                                   ((EURO))     ($)       ((EURO))         ($)
                                                                 (IN MILLIONS)
Senior notes due 2008 ((EURO)143.7 million)      143.7        150.7        101.3         106.3
Average interest rate                                   10.2%                      --

         The average interest rate represents the stated interest rate of 9.0% of senior notes due 2007 in U.S. dollars and 9.75% of senior notes due 2008 in euro, plus amortization of deferred issuance costs.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.



ITEM 13. DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDER AND USE OF PROCEEDS

         Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

         EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures as of a date within 90 days of the filing of this report (Evaluation Date), and concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information we are required to disclose in our filings under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

         CHANGES TO INTERNAL CONTROLS AND PROCEDURES FOR FINANCIAL REPORTING. There were no significant changes to our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

ITEM 16. RESERVED



ITEM 17. FINANCIAL STATEMENTS

         Not applicable.

ITEM 18. FINANCIAL STATEMENTS

         See pages F1 to F46

ITEM 19.   EXHIBITS

     1.1   Articles of Incorporation of Antenna TV S.A. (1)

     2.1 Indenture dated as of August 12, 1997 between Antenna and The Bank of New York, as Trustee (1)

     2.2 Indenture dated as of June 18, 2001 between Antenna and The Bank of New York, as Trustee (2)

     4.1 Agreement dated June 14, 2001 between Antenna and Mr. Minos Kyriakou relating to Antenna's investment in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.). (3)

    99.1   Certification pursuant to U.S.C Section 1350, as adopted pursuant to
           Section 90.6 of the Sarbanes-Oxley Act of 2002.

    99.2   Certification pursuant to U.S.C Section 1350, as adopted pursuant to
           Section 90.6 of the Sarbanes-Oxley Act of 2002.

------------------

(1) Incorporated by reference to Registration Statement on Form F-4 (Registration No. 333-7752).

(2) Incorporated by reference to Registration Statement on Form F-4 (Registration No. 333-65114).

(3) Incorporated by reference to Annual Report on Form 20-F filed with the SEC on March 29, 2002.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            PAGE
                                                                            ----

Independent Auditors' Report ...........................................     F-2

Consolidated Statements of Operations for the years ended
  December 31, 2000, 2001 and 2002 .....................................     F-3

Consolidated Balance Sheets as of December 31, 2001 and 2002 ...........     F-4

Consolidated Statements of Shareholders' Equity for the years ended
  December 31, 2000, 2001 and 2002 .....................................     F-6

Consolidated Statement of Cash Flows for the years ended
  December 31, 2000, 2001 and 2002 .....................................     F-7

Notes to Consolidated Financial Statements .............................     F-8

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders
Antenna TV S.A.


         We have audited the accompanying consolidated balance sheets of Antenna TV S.A. and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Antenna TV S.A. and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States.



/s/ KPMG

Athens, Greece
February 10, 2003

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT EARNINGS PER SHARE)

                                                                          YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------------------------
                                           NOTES              2000           2001            2002             2002
                                       --------------      ---------       ---------       ---------       ---------
                                                            ((EURO))        ((EURO))        ((EURO))          ($)
Advertising revenue                                          116,187         113,545         122,414         128,351
Related party revenue                        6                 4,851           5,785           5,699           5,975
Publication revenue                                           22,615          20,402          19,354          20,293
Other revenue                              2, 22              18,532          18,359          21,383          22,420
                                                           ---------       ---------       ---------       ---------
Total net revenue                            31              162,185         158,091         168,850         177,039
                                                           ---------       ---------       ---------       ---------
Cost of sales                                                 47,699          63,302          69,993          73,388
Selling, general and
     administrative expenses                                  21,122          27,994          30,792          32,285
Amortization of programming costs            8                39,828          43,747          47,445          49,746
Depreciation and amortization            9, 10, 11             4,164           7,740           8,403           8,811
                                                           ---------       ---------       ---------       ---------

Operating income                                              49,372          15,308          12,217          12,809
Interest expense, net                    2, 13, 14,
                                           15, 16             (9,703)        (18,640)        (22,079)        (23,150)

Foreign exchange (losses) gains, net         23               (8,758)         (5,041)         10,163          10,657
Equity in net income (loss) in
     unconsolidated affiliate                7                     7             (5)              (3)             (3)
Related party commission income              6                   140              --              --              --
Other (expense), net                         24                 (666)        (37,377)         (2,371)         (2,486)
Minority interest in (income) loss
     of consolidated entities                                   (250)          1,423             671             704
                                                           ---------       ---------       ---------       ---------
Earnings (loss) before income taxes                           30,142         (44,332)         (1,402)         (1,469)
Provision (benefit) for income taxes         18                9,082         (13,958)            860             902
                                                           ---------       ---------       ---------       ---------
Earnings (loss) before change in
     accounting principle                                     21,060         (30,374)         (2,262)         (2,371)
Cumulative effect of a change in
     accounting principle (net of
     income taxes of(euro)347 and
     (euro)117)                              2                    --            (578)           (953)         (1,000)
                                                           ---------       ---------       ---------       ---------
Net income (loss)                                             21,060         (30,952)         (3,215)         (3,371)
                                                           =========       =========       =========       =========
Basic and diluted earnings (loss)
     per share before cumulative
     effect of the change in
     accounting principle                    2                   1.1            (1.5)           (0.2)           (0.2)
                                                           =========       =========       =========       =========
Basic and diluted (loss) per share
     of change in accounting principle                            --              --              --              --
                                                           =========       =========       =========       =========
Basic and diluted earnings (loss)
     per share                               2                   1.1            (1.5)           (0.2)           (0.2)
                                                           =========       =========       =========       =========

     Exchange rate for the convenience translation of the December 31, 2002 balances is (euro) 1.00 to $ 1.0485

         The balances as at December 31, 2000 and 2001 are restated from GRD into Euros at (euro) 1.00 to GRD 340.75



        The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2002
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                     ASSETS

                                                                           DECEMBER 31,
                                                               ----------------------------------------------
                                                  NOTES          2001               2002              2002
                                               -----------     ---------          ---------         ---------
                                                               ((euro))            ((euro))             ($)
CURRENT ASSETS:
   Cash and cash equivalents                                     104,597             89,815            94,171
   Marketable equity securities                     7              8,221              3,531             3,702
   Restricted cash                                                    44                 --                --
   Accounts receivable, less allowance
      for doubtful accounts of(euro)5,632
      in December 2001 and(euro)6,747 in
      December 2002                                 4             79,110             77,715            81,484
   Inventories                                      5              2,171              2,303             2,415
   Due from related parties                         6             18,639             15,799            16,565
   Advances to related parties                      6              2,888              3,761             3,943
   Advances to third parties                                       9,950              7,786             8,164
   Deferred tax assets                             18              1,720              4,137             4,338
   Prepaid expenses and other current
        assets                                                       481                684               717
   Income and withholding tax advances                             2,068              1,451             1,522
                                                               ---------          ---------         ---------
      Total current assets                                       229,889            206,982           217,021
                                                               ---------          ---------         ---------

Investments                                         7             13,535             13,532            14,188
Property and equipment, net                         9             24,579             21,319            22,353
Broadcast, transmission and printing
     equipment under capital leases, net           10              4,760              4,102             4,301
Deferred charges, net                               1              7,208              5,559             5,829
Programming costs                                   8             84,219             98,755           103,545
Due from related party                              6             11,256              9,754            10,227
Advances to related parties                         6                153                153               160
Goodwill                                            1              5,856              5,120             5,367
Other amortizable intangible assets, net           11                702                474               498
Deferred tax assets                                18              5,648             17,561            18,413
Other assets                                       12              9,200              9,230             9,677
                                                               ---------          ---------         ---------
      Total assets                                               397,005            392,541           411,579
                                                               =========          =========         =========

     Exchange rate for the convenience translation of the December 31, 2002 balances is (euro) 1.00 to $ 1.0485

         The balances as at December 31, 2000 and 2001 are restated from GRD into Euros at (euro) 1.00 to GRD 340.75



        The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2002
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                       LIABILITIES & SHAREHOLDERS' EQUITY

                                                                                 DECEMBER 31,
                                                                    -----------------------------------------------
                                                  NOTES               2001               2002                2002
                                              ------------          ---------          ---------          ---------
                                                                     ((EURO))          ((EURO))              ($)
CURRENT LIABILITIES:
   Bank overdrafts and short-term
        borrowings                                 13                  17,491             17,875             18,742
   Current portion of obligations under
        capital leases                             16                   1,038                870                912
   Current portion of long-term debt               15                     508                489                513
   Trade accounts, notes and cheques
        payable                                                        26,124             34,790             36,477
   Program license payable                                             13,141             20,723             21,728
   Customer advances                                                      781              1,174              1,231
   Payable to related parties                       6                       5                 23                 24
   Accrued interest                               13,14                11,209              9,644             10,112
   Accrued expenses and other current
        liabilities                                17                  15,040             13,268             13,911
   Income taxes payable                            18                   1,938             10,646             11,162
   Deferred tax liability                          18                   2,525              3,712              3,892
                                                                    ---------          ---------          ---------
      Total current liabilities                                        89,800            113,214            118,704
                                                                    ---------          ---------          ---------

LONG-TERM LIABILITIES:
   Senior Notes                                    14                 235,706            212,691            223,007
   Long-term debt                                  15                     587                 --                 --
   Long-term obligations under capital
        leases                                     16                   2,688              1,998              2,095
   Payable to related parties                       6                     396                398                417
   Employee retirement benefits                    19                   1,517              1,742              1,826
   Long-term provisions                            29                     488                481                505
                                                                    ---------          ---------          ---------
      Total liabilities                                               331,182            330,524            346,554
                                                                    ---------          ---------          ---------

Minority interests                                                        737                 66                 69
                                                                    ---------          ---------          ---------
SHAREHOLDERS' EQUITY:
   Share capital                                   20                   5,825              5,825              6,108
   Additional paid--in capital                                         84,270             84,270             88,357
   Accumulated deficit                                                (25,010)           (28,225)           (29,594)
   Accumulated other comprehensive income                                   1                 81                 85
                                                                    ---------          ---------          ---------
      Total shareholders' equity                                       65,086             61,951             64,956
                                                                    ---------          ---------          ---------
Commitments and contingencies                     28,29                    --                 --                 --
   Total liabilities and shareholders'
        equity                                                        397,005            392,541            411,579
                                                                    =========          =========          =========

     Exchange rate for the convenience translation of the December 31, 2002 balances is (euro) 1.00 to $ 1.0485

         The balances as at December 31, 2000 and 2001 are restated from GRD into Euros at (euro) 1.00 to GRD 340.75



        The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                             (IN THOUSANDS OF EURO)

                                                         ACCUMULATED (DEFICIT) RETAINED EARNINGS
                                --------------------------------------------------------------------------------------------------
                                                       LEGAL,
                                                      TAX FREE   ACCUMULATED              ACCUMULATED
                                          ADDITIONAL    AND       (DEFICIT)                  OTHER
                                 SHARE     PAID--IN    OTHER       RETAINED              COMPREHENSIVE     GRAND     COMPREHENSIVE
                                CAPITAL    CAPITAL    RESERVES     EARNINGS    TOTAL      INCOME (LOSS)    TOTAL     INCOME (LOSS)
                                -------   ----------  --------   -----------  --------   --------------  ---------   -------------
BALANCE DECEMBER 31, 1999        5,825      84,270     8,371      (23,489)     (15,118)           --        74,977            --
Net income for the year             --          --        --       21,060       21,060            --        21,060        21,060
Unrealized loss on
     available for
     sale equity
     securities, net
     of(euro)13,416.3 tax
     benefit                                                                                 (20,124)      (20,124)      (20,124)
Currency translation
     adjustment                     --          --        --           --           --            (1)           (1)           (1)
Total comprehensive
     income                         --          --        --           --           --            --            --           935
Transfer of statutory
     earnings to
     legal, tax free
     and other reserves             --          --       742         (742)          --            --            --            --
                             -----------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2000        5,825      84,270     9,113       (3,171)       5,942       (20,125)       75,912
Net (loss) for the year             --          --        --      (30,952)     (30,952)            --      (30,952)      (30,952)
Realization of other
     than temporary loss
     of marketable equity
     securities                     --          --        --           --           --        20,124        20,124        20,124
Currency translation
     adjustment                     --          --        --           --           --             2             2             2
                                                                                                                     ------------
Total comprehensive (loss)          --          --        --           --           --            --            --       (10,826)
                                                                                                                     ============
Transfer of statutory
     earnings to legal,
     tax free and other
     reserves                       --          --       562         (562)          --            --            --            --
                             -----------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2001        5,825      84,270     9,675      (34,685)     (25,010)            1        65,086            --
Net (loss) for the year             --          --        --       (3,215)      (3,215)           --        (3,215)       (3,215)
Unrealized gain on
     available for sale
     equity securities, net
     of taxed charge of
     (euro)43)                      --          --        --           --           --            80            80            80
                                                                                                                     ------------
Total comprehensive loss            --          --        --           --           --            --            --        (3,135)
                                                                                                                   ==============
Transfer of statutory
     earnings to legal,
     tax free and other
     reserves                       --          --    (7,451)       7,451           --            --            --
                             -------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2002        5,825      84,270     2,224      (30,449)     (28,225)           81        61,951
                             =====================================================================================

     Exchange rate for the convenience translation of the December 31, 2002 balances is (euro) 1.00 to $ 1.0485

         The balances as at December 31, 2000 and 2001 are restated from GRD into Euros at (euro) 1.00 to GRD 340.75



        The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                    -----------------------------------------------
                                                                                      2000         2001          2002        2002
                                                                                    --------     --------     --------     --------
                                                                                    ((EURO))     ((EURO))     ((EURO))       ($)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                                  21,060      (30,952)      (3,215)      (3,371)

   ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
   Gain from repurchase of Senior Notes                                                 (366)        (334)      (2,474)      (2,594)
   Cumulative effect of a change in accounting principle                                  --          578          953        1,000
   Deferred income taxes                                                               2,267      (16,052)     (13,026)     (13,658)
   Minority interest on acquired entities                                                250       (1,423)        (671)        (704)
   Equity in net loss (income) of unconsolidated affiliate                                (7)           5            3            3
   Amortization of debt issuance expenses                                                643        1,324        1,124        1,178
   Write down in marketable equity securities                                             --       37,392        4,813        5,046
   Depreciation of property and equipment and capital leases and
        amortization of programming costs, goodwill and other intangibles             43,992       51,487       55,848       58,557
   Provision for other long-term liabilities                                             332           --           --           --
   Provision for employee retirement benefits                                            205          241          225          236

   CHANGE IN CURRENT ASSETS AND LIABILITIES
      (Increase) decrease in accounts and other receivable                            (7,268)      (5,772)       1,395        1,463
      (Increase) decrease in due from/to related parties                              (3,444)      (8,688)       3,488        3,657
      (Increase) in programming costs                                                (50,077)     (49,410)     (56,807)     (59,562)
      (Increase) in prepaid and licensed programming expenditures                    (10,974)      (1,100)      (5,174)      (5,425)
      (Decrease) increase in trade accounts, notes and cheques payable                  (572)      (2,935)       8,665        9,085
      (Decrease) increase in licensed program payable                                 (1,673)       7,362        7,582        7,950
      (Increase) in inventories                                                         (779)        (106)        (132)        (138)
      (Decrease) increase in customer advances                                           308         (488)         393          412
      Increase (decrease) in accrued expenses and other liabilities                   (3,701)       7,711       (3,335)      (3,497)
      Increase (decrease) in income taxes payable                                      4,228       (3,417)       8,708        9,130
      Other, net                                                                      (8,159)       2,397        2,495        2,616
                                                                                    --------     --------     --------     --------
      Total adjustments                                                              (34,795)      18,772       14,073       14,755
                                                                                    --------     --------     --------     --------
NET CASH (USED) PROVIDED IN OPERATING ACTIVITIES                                     (13,735)     (12,180)      10,858       11,384
                                                                                    --------     --------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition and right of acquisition of businesses, net of cash                   (16,050)     (13,535)        (187)        (196)
   Acquisition of marketable equity securities                                       (45,613)          --           --           --
   Dividends received                                                                    208           --           --           --
   Purchase of assets under capital leases                                                --       (1,673)        (177)        (185)
   Purchase of fixed assets                                                          (10,823)      (8,566)      (4,227)      (4,432)
                                                                                    --------     --------     --------     --------
NET CASH (USED) IN INVESTING ACTIVITIES                                              (72,278)     (23,774)      (4,591)      (4,813)
                                                                                    --------     --------     --------     --------
CASH FLOW FROM FINANCING ACTIVITIES
   Proceeds from Senior Notes                                                             --      150,000           --           --
   Debt issuance costs                                                                    --       (5,447)         (52)         (55)
   Proceeds (repayment) from long-term debt                                               --          981         (606)        (635)
   Redemption of Senior Notes                                                        (20,705)     (14,412)      (7,736)      (8,111)
   Increase (decrease) in bank overdrafts and short term borrowings, net              29,405      (21,534)         384          403
   Decrease in restricted cash                                                           511          693           44           46
   Increase in lease obligation                                                           --        1,673          177          186
   Repayments of capital lease obligations                                              (521)        (920)      (1,035)      (1,085)
                                                                                    --------     --------     --------     --------
NET CASH PROVIDED (USED) IN  FINANCING ACTIVITIES                                      8,690      111,034       (8,824)      (9,251)
                                                                                    --------     --------     --------     --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                8,810        4,789      (12,225)     (12,819)
(INCREASE) DECREASE IN CASH                                                          (68,513)      79,869      (14,782)     (15,499)
CASH AT BEGINNING OF YEAR                                                             93,242       24,728      104,597      109,670
                                                                                    --------     --------     --------     --------
CASH AT END OF YEAR                                                                   24,729      104,597       89,815       94,171
                                                                                    ========     ========     ========     ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for interest                                                             11,713       11,691       24,221       25,396
   Cash paid for income taxes                                                          2,316        1,138        5,081        5,327

     Exchange rate for the convenience translation of the December 31, 2002 balances is (euro) 1.00 to $ 1.0485

         The balances as at December 31, 2000 and 2001 are restated from GRD into Euros at (euro) 1.00 to GRD 340.75



        The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


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


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF FINANCIAL STATEMENTS

         The Company primarily maintains its accounting records and publishes its statutory financial statements in accordance with Greek tax and corporate regulations and has made certain adjustments to these records to present the accompanying financial statements in accordance with U.S. generally accepted accounting principles. The amounts are in thousands of euro and U.S. dollars, except share data and exchange rates.

         The accompanying financial statements have been restated from the drachmae to the euro, which, as of January 1, 2002, is the Company's reporting currency. The financial statements have been recast in accordance with EITF D-71 "ACCOUNTING ISSUES RELATING TO THE INTRODUCTION OF THE EUROPEAN ECONOMIC AND MONETARY UNION (EMU)". Prior year balances have been recast using the exchange rate between the euro and the drachmae, as of January 1, 1999, of (euro)1.00 to GRD 340.75. Comparative financial statements depIct the same trends as would have been presented if the Company had continued to present the financial statements in drachmae. However, the financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euros and that restated amounts from a currency different from the drachmae.

ACQUISITIONS OF UNRELATED BUSINESSES

         I)       YEAR ENDED DECEMBER 31, 2000

         On February 7, 2000 Antenna TV acquired the remaining 49% interest in Audiotex that it did not already own from Legion International S.A., a Lagardere Group company, for total consideration of (euro)162 and an increase in the royalty fee to Legion International S.A. from 7.5% to 12.0% of Audiotex's annual revenue for 10 years. The term of the amended royalty agreement is from January 1, 2000 to January 1, 2010. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. The Company has recorded the total consideration to date of
(euro)505 which has been allocated to amortizable intangible assets. The incremental increase in the royalty payment of 4.5% for the next 5 years and the payment of 12% royalty for an additional five years, represents the additional consideration payable for the acquired interest and will be recorded as additional element of the cost of the acquired entity, and will be amortized over 10 years. Audiotex's revenues for the year ended December 31, 2002 amounted to (euro)6,526. Assuming the revenues remained the same over the remaining years the additional

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


consideration paid would be approximately (euro)4,797. However, the ultimate amount to be paid will only be determined at the end of each period. The additional elements of cost are recorded when the contingency is resolved and the consideration is issuable.

         In August 2000, Antenna TV became a 40% shareholder in a newly established company, Antenna Optima S.A. whereby (euro)23 was contributed as an initial investment. This investment is accounted for by the equity method as Antenna TV does not own a controlling interest.

         On August 4, 2000, the Company acquired interests in three Bulgarian media companies for total consideration including related expenses of (euro)4.01 million. The acquisitions included a 100% interest in Nova Television AD a 100% interest in Multimex I.D. AD and a 92% interest in Radio Express. In November 2000, an additional 7% interest in Radio Express was purchased for (euro)35. In 2001, the remaining 1% interest was purchased for Bulgarian Levy of 23,000 ((euro)12). This acquisition was accounted for using the purchase method and, accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the dates of acquisition. Based on fair value, (euro)3.94 million has been allocated to goodwill.

         On October 9, 2000, the Company acquired a 100% interest in Part Time S.A. for total cash consideration of (euro)2.59 million. This acquisition was accounted for using the purchase method and, accordingly, net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on fair value, (euro)1.89 million has been allocated to land and (euro)0.1 million to goodwill.

         On a pro forma basis, reflecting the acquisitions of the three Bulgarian media companies and Part Time S.A. as if they had taken place at the beginning of the year, and after giving effect to adjustments recording the acquisitions, unaudited net revenues, net earnings and basic and diluted earnings per share would have been (euro)164.4 million, (euro)20.9 million and
(euro)1.05, respectively. These pro forma results are not indicative of either future performance or actual results, which would have occurred, had these acquisitions taken place at the beginning of the respective period.

         II)      YEAR ENDED DECEMBER 31, 2001

         In January 2001, the Company acquired a 51% interest in Blues Hall EPE for cash consideration of (euro)18. This acquisition was accounted for using the purchase method and, accordingly, the net assets acquired have been recorded at their fair value and the results of operations included from the date of acquisition. Based on estimates of fair value, (euro)920 has been allocated to goodwill.

         In May 2001, the Company commenced its Internet activities/services and became a 99.9% shareholder in a newly established company, Antenna Internet S.A., with an initial investment of (euro)59.

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

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


         In January 2001, the company entered into an agreement with Stet Hellas, a subsidiary of Telestet, an Italian telecommunications company, to deliver content to Stet Hellas' mobile phone subscribers using wireless application protocol services. An agreement also exists to offer content to Stet Hellas' mobile phone subscribers for SMS services, such as news alerts and message services

         In October 2001, an agreement was signed with Vodafon/Panafon, a mobile telephone company, to offer content to their mobile phone subscribers for SMS services, such as news alerts and message services (including voting capabilities).

         In the third quarter of 2001, the Company became a shareholder (75% interest) in a newly established music recording company, Heaven Music S.A., and
(euro)44 was contributed as an initial investment.

         In the third quarter of 2001, the Company became a 100% shareholder in a newly established company Antenna Pay TV Ltd, which in turn owns 100% of Antenna Gold Ltd and CYP 5,000 was contributed as an initial investment. Antenna Pay TV Ltd was established to acquire the interest in NetMed NV (see below).

         In the fourth quarter of 2001, Antenna Internet became a shareholder (80% interest) in VIPS 24, a newly established company, for an initial investment of (euro)47. VIPS 24 is fully consolidated with Antenna Internet.

         On October 8, 2001 the Company completed its acquisition of a 5% interest in NetMed NV, the pay television platform of MIH Limited in Greece and Cyprus (acquiring 622 Class E shares) for cash consideration of $12.3 million. This investment has been accounted for at cost. The Company has the option to acquire an additional 10% interest within two years from closing at the fair market value.

         Pursuant to the channel distribution agreement, we have agreed to license to NetMed in Greece and Cyprus certain television channels via pay television systems for a period of 5 years. Initially, we licensed a twelve-hour television channel called "Antenna Gold". Antenna Gold was launched during September 2002. The provision of Antenna Gold is conditioned on MultiChoice Hellas obtaining such consents, clearances and licenses as are necessary in order to distribute the channel in Greece and Cyprus. We are receiving a fee in respect of each subscriber, as defined in the channel distribution agreement. We are also entitled to 100% of all revenue derived from the sale of advertising and sponsorships on Antenna Gold.

         In October 2001, Antenna TV and MultiChoice Hellas concluded an agreement under which Antenna TV assigned the right to distribute BIG BROTHER to MultiChoice Hellas through a channel on the Nova bouquet. The right expired on December 31, 2001. During the period of the agreement Antenna received a fee related to the number of new subscribers. In 2002 Antenna TV assigned the rights to distribute Big Brother II to MultiChoice Hellas through a channel on the Nova bouquet. The right expired on June 30, 2002.

BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

         On January 1, 2002 the Company adopted FASB Statement No. 141, BUSINESS COMBINATIONS, and Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Statement 141 requires that the purchase

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG--LIVED ASSETS AND FOR LONG--LIVED ASSETS TO BE DISPOSED OF.

         Upon adoption of SFAS No 141 and SFAS No 142 the Company evaluated its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made any necessary reclassifications required by SFAS No141. Upon the adoption of SFAS 142, the Company reassessed the useful lives and residual values of all intangible assets acquired in purchase business combinations. In addition, to the extent an intangible asset was identified as having an indefinite useful life, the Company tested the intangible asset for impairment in accordance with the provisions of SFAS No 142 during the first quarter of 2002.

         In connection with the transitional goodwill impairment evaluation, Statement 142 required the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit's carrying amount exceeded its fair value, an indication existed that the reporting unit's goodwill was impaired. In the second step, the Company compared the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which had been measured as of the date of adoption.

         As of the date of adoption, the Company had unamortized goodwill and other intangible assets of approximately (euro)6,558 all of which have been subject to the transition provision of Statements 141 and 142. The related amortization expense totaled (euro)495 and (euro)1,349 for the years ended December 31, 2000 and 2001, respectively.

         During the quarter ended March 31, 2002, the Company completed its impairment review, which indicated that there was an impairment loss resulting from the initial application of these statements. The impairment loss amounting to (euro)953, net of tax, has been recorded as a cumulative effect of a change in accounting principle.

         The following table provides a reconciliation of reported net loss to adjusted net income for the years ended December 31, 2000 and 2001, as though SFAS No. 142 had been applied from the beginning of fiscal year 2000:

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


                                                                   FOR THE YEAR ENDED                FOR THE YEAR ENDED
                                                                    DECEMBER 31, 2000                DECEMBER 31, 2001
                                                                 ------------------------         ------------------------
                                                                                                                 EARNINGS
                                                                                EARNINGS                          (LOSS)
                                                                   AMOUNT       PER SHARE           AMOUNT       PER SHARE
                                                                 ----------     ---------         ---------      ---------
Reported net income (loss)                                           21,060           1.1           (30,952)          (1.5)
Cumulative effect of change  in accounting principle (SOP 00-2)          --            --               578             --
                                                                 ----------     ---------         ---------      ---------
Reported net income (loss) before the cumulative effect
     of change in accounting principle                               21,060           1.1           (30,374)          (1.5)
Add back amortization:
     Goodwill                                                           495          0.02             1,349           0.06
                                                                 ----------     ---------         ---------      ---------
Adjusted net, income (loss) attributed to common stock
     before the cumulative effect of change in accounting
     principles                                                      21,555          1.12           (29,025)         (1.44)
                                                                 ==========     =========         =========      =========


         The changes in the carrying amount of goodwill and other intangible assets for the year ended December 31, 2002 are as follows:

                                                                                        OTHER
                                                                                     AMORTIZABLE
                                                                                     INTANGIBLE
                                                                      GOODWILL         ASSETS
                                                                      --------       -----------
Balance January 1, 2001                                                 5,856              702
Goodwill and other intangible assets acquired during 2002, net              -              107
Impairment losses upon initial application                               (736)            (335)
                                                                      -------           ------
Balance December 31, 2002                                               5,120              474
                                                                      =======           ======


PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENT

         The consolidated financial statements of the Company include all of its significant majority--owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

         Investments in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval, including: transactions in excess of (euro)59, operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method. Under the equity method, only Antenna's investment in and amounts due to and from the equity investee are included in the consolidated balance sheet and only Antenna's share of the investee's earnings is included in the consolidated operating results.

         Investments in companies in which Antenna does not have a controlling interest, or an ownership and voting interest so large as to exert significant influence, are accounted for at market value if the investments are publicly traded. If the investment is not publicly traded then the investment is accounted for at cost.

         Marketable equity securities are classified as "available--for--sale", and are recorded at fair value with unrealized gains and losses net--of--tax, included in shareholders' equity under other comprehensive income (loss) until the investment is sold, at which time the realized gain or loss is included in income. Dividends and other distributions from both market--value and cost--method investments are included in income when declared.

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


         The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write--down is included in the consolidated statements of operations.

USE OF ESTIMATES

         The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the preparation of the accompanying consolidated financial statements include management's forecast of anticipated revenues and cash flows from the sale of future and existing advertising revenues associated with its programming and music related products in order to evaluate the ultimate recoverability of programming costs, artist and author advances which are recorded as assets in the consolidated balance sheet. Significant estimates and assumptions are also used in the amounts reflected as allowance for doubtful accounts, contingencies, including tax contingencies, deferred tax assets, and discounting of long-term receivables. Management periodically reviews these estimates and management's assessment of recoverability may change based on actual results.

         The Company refers receivable balances that exceed their credit terms to a lawyer for collection. Management, in conjunction with input from their lawyer, provides an allowance for the estimated amount of doubtful accounts. Periodically, the Company writes--off balances that are deemed to be uncollectible.

FOREIGN CURRENCY TRANSLATION

         Prior to January 1, 2002, the Company's functional currency was the drachma. Since January 1, 2002, the Company's functional currency is the Euro. Transactions involving other currencies are converted into euro using the exchange rates in effect at the time of the transactions. Monetary assets and liabilities, which are denominated in other currencies, are stated at the euro equivalent prevailing at year--end. Gains and losses resulting from foreign currency remeasurements are reflected in the accompanying consolidated statements of operations. Gains and losses resulting from the translation of financial statements are components of other comprehensive income.

REVENUE

         The Company's primary source of revenue is the sale of advertising time. Advertising revenue is recognized in the period that the spots are aired.

         The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements, in December 1999. SAB 101 summarizes certain of the SEC staff's views in applying US generally accepted accounting principles to revenue recognition in financial statements. During the fourth quarter of 2000, the Company adopted the provisions of SAB 101 which did not have a material effect on the Company's revenue. Accordingly, the Company recognizes revenue in accordance with SAB 101, SOP 101 and SOP 00-2.

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


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

         Revenue from providing content to mobile telephone subscribers for SMS/WAP services such as political, economic and sporting news, horoscopes, sport results and message services (including voting capabilities for reality shows) in exchange for a fee are recognized as revenue when the services are rendered. Revenue earned from for reality shows web site updates in exchange for a fee are recognized when the services are rendered.

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

DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the 9% Senior Notes due 2007 issued on August 12, 1997 (the "2007 Notes") (see Note 14), were capitalized and are amortized on a straight line basis over the term of the 2007 Notes. The expenses incurred in the connection with

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


issuance and distribution of the 9 3/4% Senior Notes due 2008, issued on June 18, 2001 (the "2008 Notes") were capitalized and are being amortized over the term of the 2008 Notes. Amortization for the years ended December 31, 2000 and 2001 and 2002 totaled (euro)643, (euro)1,324 and (euro)1,124 respectively, and is included in interest expense net, in the accompanying consolidated statements of operations.

COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) is as follows:

                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                2000             2001             2002
                                                              --------        ---------         --------
Net income (loss)                                               21,060         (30,952)          (3,215)
Unrealized (loss) gain on available for sale securities, net   (20,124)             --               80
Realization of other than temporary loss of marketable              --           20,124              --
equity securities
Currency translation adjustment                                     (1)               2              --
                                                              --------        ---------         --------
Comprehensive income (loss)                                        935          (10,826)         (3,135)
                                                              ========        =========         ========

PROGRAMMING COSTS

         Programming costs include produced programming and programming produced under contract with third--party production companies, licensed program rights and rights to sporting events.

         During the first quarter of 2001, the Company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 00--2 "Accounting by Producers on Distributors of Films". SOP 00--2 established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television productions to be expensed as incurred. It also requires certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non current assets. The amortization of programming costs, excluding licensed program rights, are amortized to operations using the same ratio of current period's actual revenue bears to estimated unrecognized ultimate revenue. The amortization of programming costs, excluding licensed program rights, are charged to operations using the ratio of current period's gross revenue to estimated gross revenue to be derived from all sources. The amortization rates used for periods after actual gross revenue have been received are based on estimates and are reviewed periodically and revised when necessary to reflect historical patterns. Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of the delivery of the first episode, or if still in production, five years from the date of delivery of the most recent episode. Amortization of programming costs commences when the program is released and it begins to recognize revenue from that program. Estimates of future revenues are reviewed periodically to the extent that these estimates are revised, the

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


amortization of programming costs is adjusted accordingly. The Company for the year ended December 31, 2001 recorded a one--time after-tax charge for the initial adoption of the standard of (euro)578. This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations.

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

WEB SITE DEVELOPMENT EXPENSES

         Web site development expenses relate to the development of new online services and consist principally of costs for content, employee compensation/training and services for research and implementations planning. The Company follows Financial Accounting Standards Board Emergency Issues Task Force (EITF) Issue No. 00--2, Accounting for Web Site Development costs, which requires certain costs to develop Web sites be capitalized or expensed, depending on the nature of the costs. During the year ended December 31, 2001, Web site development costs expensed amounted to (euro) 1,227. No such costs were incurred for the year ended December 31, 2000 and 2002.

ADVERTISING

         In accordance with SOP 00--2 the Company expenses advertising costs for television productions.

CASH AND CASH EQUIVALENTS

         The Company considers cash or cash equivalents to be highly liquid investments such as cash, time deposits and certificates with original maturities of three months or less.

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


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

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


BARTER TRANSACTIONS

         Barter transactions represent non-cash transactions in which the Company sells advertising time or space to a third party in return for goods, services or assets (including rights to sporting events). These transactions are accounted for on the basis of the fair market value of the goods, services or assets received or advertising surrendered, whichever is more readily determinable. During the years ended December 31, 2000, 2001 and 2002 net revenue derived from barter transactions amounted to (euro)320, (euro)1,421 and
(euro)988 respectively.

         The Company's major source of revenue is derived in Greece (see Note
30).

CONCENTRATION OF CREDIT RISK

         Concentration of credit risks with respect to current trade accounts, are managed as the Company obtains letters of guarantee from banks to support receivable balances. At December 31, 2001 and 2002, the Company had obtained letters of guarantee in respect of approximately 3.7% and 4.5% of receivables, respectively.

         The Company earned 3% ((euro)4,851), 3.7% ((euro)5,785) and 3.4%
((euro)5,699) of net revenues from related companies for the years ended December 31, 2000, 2001 and 2002, respectively. Accounts receivable relating to related parties as of December 31, 2001 and 2002 represented 27.4% and 24.7% of total accounts receivable, respectively. Related party revenue denominated in foreign currency amounted to (euro)2,594, (euro)3,825 and (euro)3,330 for the years ended December 31, 2000, 2001 and 2002 respectively. The related receivables are subject to foreign currency risk.

         Advances to related parties represents 23% and 33% of total advances at December 31, 2001 and 2002, respectively.

         No one supplier accounts for more than 10% of purchases.

         The Company's significant source of revenue is generated from selling advertising spots to local advertisers. In the years ended December 31, 2000, 2001 and 2002 no one advertiser accounted for 10% or more of total net revenue.

DISPOSAL OF LONG-LIVED ASSETS

         The Company adopted in 2002 Statement of Financial Accounting Standards
(SFAS) No. 144 Accounting for Impairment or Disposal of Long-Lived Assets.

         Under FASB 144, the components of an entity that have been disposed shall be reported in discounted operations if both of the following conditions are met: (a) the operations and cash flows of the components have been (or will be) eliminated of the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. The income statement of the entity for current and prior periods shall report the results of operations including the gain/loss on disposal.

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


IMPAIRMENT LOSSES

IMPAIRMENT OF LONG-LIVED ASSETS

         The Company in 2002 adopted Statement of Financial Accounting Standards
(SFAS) No. 144 Accounting for Impairment or Disposal of Long-Lived Assets. This standard replaced SFAS No. 121 Accounting for the Impairment of Long-Lived Assets to be Disposed of. In accordance with SFAS No 144 long-lived assets are measured at the lower of carry amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore discontinued operations are no longer measured at net realizable value or include amounts for operating losses that have not yet occurred.

         Fair value is determined by quoted market prices and when not available, the estimate of fair value is based on the best available information, including prices for similar assets and the results of present value techniques.

         The Company tests long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset its fair value.

         The Company had no impairments of long-lived assets for the years ended December 31, 2000, 2001 and 2002

IMPAIRMENT OF GOODWILL

         The Company adopted in 2002 the Statement of Financial Accounting Standards (SFAS) No. 142 GOODWILL AND OTHER INTANGIBLE Assets for testing goodwill for impairment on an annual basis and between tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

         Fair value is determined by quoted market prices and when not available, the estimate of fair value is based on the best available information, including prices for similar assets and liabilities and the results of using a present value technique (discounted cash flows).

         Prior to the adoption of SFAS No 142 the Company evaluated recoverability of goodwill, intangible assets and other long-lived assets upon the occurrence of an event or change in circumstances. Recoverability of these assets was determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount, including associated intangible assets, of such operation. If the operation was determined to be unable to recover the carrying amount of its assets, then intangible assets were written down first, followed by the other long--lived assets of the operation, to fair value. Fair value was determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

EARNINGS PER SHARE

         The earnings per common share is computed by dividing net income applicable to common stock by the weighted average number of issued shares of common stock for the years ended December 31, 2000,

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


2001 and 2002. Basic earnings per share and diluted earnings per share are equal as the Company does not have any dilutive securities outstanding.

COSTS OF START--UP ACTIVITIES

         The Company expenses costs of start--up activities and organization costs as incurred.

ACCOUNTING FOR COMPUTER SOFTWARE

         The Company follows AICPA issued Statement of Position 98--1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98--1"), which requires the Company to capitalize certain internal--use software costs once certain criteria, are met.

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

NEW ACCOUNTING PRONOUNCEMENTS

SFAS NO. 145

         In April 2002, the FASB issued Statement No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. The Statement updates, clarifies and simplifies existing accounting pronouncements. SFAS No. 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4 and is no longer necessary because SFAS No. 4 has been rescinded.

         The provisions of this standard are effective for fiscal years beginning after May 15, 2002. Gains or losses on extinguishments of debt that were classified as extraordinary in prior years are reclassified upon adoption of this statement. Early application of this statement may be as of the beginning of the fiscal year or as of the beginning of the interim period in which this statement is issued. The Company adopted this standard in the second quarter of 2002 and has reclassified prior years extraordinary gains on the repurchase of senior notes amounting to (euro)610 for the year ended December 31, 2000, (euro)534 for the year ended December 31 2001 and (euro)2,477 for the year ended December 31, 2002 to other (expenses), net.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES.


         In June 2002, the FASB issued Statement No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3., "LIABILITY

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING)".

         SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. Those costs include, but are not limited to: termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract; costs to terminate a contract that is not a capital lease and costs to consolidate facilities or relocate employees. SFAS No. 146 does not apply to costs associated with the retirement of long lived assets covered by FASB Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.

         Generally a liability for exit or disposal activity costs shall be recognized and measured at its fair value in the period in which the liability is incurred (except for a liability for one-time termination benefits that is incurred over time). In the unusual circumstances in which fair value cannot be reasonably estimated, the liability shall be recognized in the period in which the fair value can be reasonably estimated.

         The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. Early application is encouraged and previously issued financial statements shall not be restated. The Company has not yet determined the impact that this statement may have on the consolidated financial statements.

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

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


         An entity shall recognize the cumulative effect of initially applying this Statement as a change in accounting principle. The Company has not yet determined the impact that this statement may have on the consolidated financial statements.


3.       TRANSLATIONS OF EURO INTO US DOLLARS

         The consolidated financial statements are stated in Euro. Any translation of Euro amounts into U.S. Dollars are included solely for the convenience of the reader using the noon buying rate in New York City on December 31, 2002, which was (euro)1 to $1.0485. The convenience translation should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.


4.       ACCOUNTS RECEIVABLE

         Accounts receivable are analyzed as follows:

                                                            DECEMBER 31,
                                                      ------------------------
                                                        2001             2002
                                                      --------         -------
Trade                                                   83,312           82,576
Less: allowance for doubtful accounts                  (5,632)          (6,747)
                                                      --------         -------
                                                        77,680           75,829
                                                      --------         -------
OTHER:
   Value added tax                                         205              808
   Employee advances                                     1,225            1,078
                                                      --------         -------
                                                         1,430            1,886
                                                      --------         -------

                                                        79,110           77,715
                                                      ========         =======

ALLOWANCE FOR DOUBTFUL ACCOUNTS:
   Beginning balance                                     4,708            5,632
   Provision for bad debts                                 924            1,115
                                                      --------         -------
   Ending balance                                        5,632            6,747
                                                      ========         =======

5.      INVENTORIES

        Inventories are analyzed as follows:

                                                            DECEMBER 31,
                                                      ------------------------
                                                        2001             2002
                                                      --------         -------
Raw materials                                              495             434
Work--in--progress                                           3              88
Merchandise                                              1,673           1,781
                                                      --------         -------
                                                         2,171           2,303
                                                      ========         =======

         Inventories include paper, ink, packaging materials, telemarketing products and gifts which are sold with the magazines and books.

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


6.       DUE FROM (TO) RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies, which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances. Balances from related companies are as follows:

                                                            DECEMBER 31,
                                                      -------------------------
                                                        2001              2002
                                                      --------          -------
ACCOUNTS RECEIVABLE
   Current:
      Antenna Satellite TV                               8,213            2,781
      Antenna Optima S.A.                                     2               -
      Epikinonia EPE                                        957           1,190
      Antenna TV Ltd. (Cyprus)                            4,573           5,926
      Antenna Satellite Radio                               389             389
      Echos and Rhythmos EPE                                336             690
      Makedonia TV S.A. (note 12)                         4,169           4,823
                                                       --------         -------
                                                         18,639          15,799
                                                       ========         =======
   Long-term:
      Antenna Satellite TV                               11,256           9,754
                                                       ========         =======

ADVANCES
   Current:
      Epikoinonia EPE                                         -             667
      Antenna Satellite Communications S.A. ..               22               -
      Antenna Optima S.A.                                    11               -
      Echos and Rhythmos EPE                              1,456           2,237
      Makedonia TV S.A.                                     989             621
      Catalogue Auctions Hellas S.A.                        410             236
                                                       --------         -------
                                                          2,888           3,761
                                                       ========         =======
   Long-term:
      JVFM - Epikinonia                                      53              53
      Epikinonia E.P.E.                                     100             100
                                                       --------         -------
                                                            153             153
                                                       ========         =======
ACCOUNTS PAYABLE
   Current
      Makedonia TV S.A.                                       1              12
      Echos and Rythmos EPE                                   4              11
                                                       --------         -------
                                                              5              23
                                                       ========         =======
   Long-term:
      Payable to minority shareholders of Daphne
        Communications S.A.                                 396             398


         Antenna has a licensing agreement with Antenna Satellite TV, a company in which the Chairman of the Company is a director. Effective January 1, 2000, the license fee is computed on a per subscriber basis (ranging from $75,000 per month in 2000 to $90,000 per month in 2002). In 2000, 2001 and 2002, Antenna recognized (euro)899, (euro)1,537 and (euro)952 respectively of license fees.

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


         The Company provides production facilities and technical and administrative services to Epikinonia EPE, a company where one of the previous shareholders of the Company was a shareholder and director, through August 1998 for a fee of up to 75% of Epikinonia's revenue commencing January 11, 1996. As of January 1, 1997 the fee was adjusted up to 85%.

         The Company has entered into an agreement with Antenna R.T. Services Ltd. (now known as Antenna TV Ltd. (Cyprus)), a company to which the Group General Manager of the Company was a General Manager, pursuant to which the Company earned royalties of 9% up to August 31, 1994 and commencing September 1, 1994 11% for the next three years and 12% thereafter on the advertising revenues of Antenna TV Ltd. (Cyprus). In 2001 the Company sold the rights to air BIG BROTHER for (euro)869 and in 2002 the rights of BIG BROTHER II and FAME STORY for a total of (euro)1,389, respectively.

         The Company has entered into an agreement (commencing June 1, 2000) with Echos and Rythmos EPE, a company whose main shareholder is the sister of the Chairman, to provide expertise in production, advertising sales and promotion, and to advise on format, development, direction and timing on programming for a fee equal to 55% of the gross revenues of Echos and Rythmos EPE. In addition the Company rents production facilities and equipment to Echos and Rhythmos EPE. Revenue earned for the years ended December 31, 2000, 2001 and 2002 amounted to (euro)122, (euro)65 and (euro)309 respectively.

         The payable to the minority shareholders of Daphne represents a long-term loan of (euro)396 and (euro)398 bearing interest at A RAte of EURIBOR +3% per annum for the years ended December 31, 2000 and 2001 respectively. The loan matures on May 24, 2004. Interest expense for the year ended December 31, 2001 and 2002 amounted to (euro)39 and (euro)26 respectively.

         Approximately the 15% of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) is collectively owned by the principal shareholders of the Company. The Board of Euroholdings Capital & Investment Corp. includes the Chairman of Antenna TV (see Note 7).

         A summary of transactions with related companies for 2000, 2001 and 2002 are analyzed as follows:

                                                                    REVENUE FROM RELATED PARTIES
                                                                        YEAR ENDED DECEMBER 31,
                                                               -----------------------------------------
                                                                   2000            2001            2002
                                                               -----------------------------------------
Epikinonia EPE (Production facilities and technical and
      administrative services)                                     1,318           1,411           1,567
 Antenna Satellite TV (License fees)                                 899           1,537             952
 Antenna TV Ltd. (Cyprus) (Royalties, Big Brother and Fame
      Story fees)                                                  1,581           2,206           2,378
 Antenna Satellite Radio (license fee)                               114              82               -
 Echos and Rhythmos EPE                                              122              65             309
 Makedonia TV S.A. (refer to Note 12)                                817             484             493
                                                               -----------------------------------------
                                                                   4,851           5,785           5,699
                                                               =========================================
 Related party commission income:
    Audiotex S.A. (Commission income)                                140              --              --
                                                               -----------------------------------------
                                                                     140              --              --
                                                               =========================================

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


7.       INVESTMENTS

                                                            DECEMBER 31,
                                                      -------------------------
                                                          2001             2002
                                                      --------          -------
Equity method investments                                   18               15
Cost--method investments                                13,517           13,517
                                                      --------          -------
                                                        13,535           13,532
                                                      ========          =======
Available for sale equity securities:
   Cost                                                  8,221            3,408
                                                      --------          -------
   Unrealized gain                                          --              123
                                                      --------          -------
                                                         8,221            3,408
                                                      ========          =======


EQUITY--METHOD INVESTMENTS

         On September 6, 2000 Antenna TV acquired the 40% interest in the newly established company named Antenna Optima S.A.

         Summarized below is the consolidated balance sheet and statement of operations as reported by the equity investee.

                                                          YEAR ENDED         YEAR ENDED         YEAR ENDED
                                                         DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                                      ----------------------------------------------------------
                                                             2000               2001               2002
                                                      ----------------------------------------------------------
CONDENSED STATEMENT OF OPERATIONS
Net sales                                                      --                 --                 --
Gross profit                                                   --                 --                 --
Operating (loss)                                              (3)                (11)                (9)
(Loss) before income taxes                                    (3)                (11)                (9)
Net (loss)                                                    (3)                (11)                (9)

                                                                  DECEMBER 31, 2001   DECEMBER 31, 2002
                                                                  ------------------  -----------------
CONDENSED BALANCE SHEET
Current assets                                                                    61                 62
                                                                  ------------------  -----------------
      Total assets                                                                61                 62
                                                                  ==================  =================
Current liabilities                                                               14                 24
Shareholders' equity                                                              47                 38
                                                                  ------------------  -----------------
      Total liabilities and shareholders' equity                                  61                 62
                                                                  ==================  =================


COST--METHOD INVESTMENT

         As discussed more fully under Note 2, Antenna TV has a 5% interest in NetMed NV. NetMed NV is a provider of pay--television services in Greece and Cyprus and currently provides analogue and digital services.

AVAILABLE FOR SALE EQUITY SECURITIES

         During 2000, the Company acquired a 14.49% interest in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) in various open market transactions for an aggregate purchase price of
(euro)45.6 million. In 2001 and 2002, tHE decline in fair value below cost was judged to be other than temporary and the cost basis of the investment was written down by (euro)37.4 million and (euro)4.8 million and included in other expense, net in the consolidated statement of operations for the year ENded December 31, 2001 and 2002 respectively.

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


8.       PROGRAMMING COSTS

         The following table sets forth the components of the programming? costs, net of amortization:

                                                             DECEMBER 31,
                                                      -------------------------
                                                        2001               2002
                                                        ----               ----
Produced programming                                  58,122             68,399
Purchased sports rights                                3,403              2,488
Licensed program rights                               13,752             17,593
Prepaid license program rights                         5,408              8,066
Prepaid produced programs                              2,849              2,209
Prepaid sports rights                                    685                 --
                                                      ------             ------
                                                      84,219             98,755
                                                      ======             ======

         On the basis of the Company's amortization rates 100% of produced programming, licensed program rights and purchased sports rights at December 31, 2002 will be amortized within a four--year period of time.

9.       PROPERTY AND EQUIPMENT

         Property and equipment is summarized as follows:

                                                              DECEMBER 31,
                                                        -----------------------
                                                          2001             2002
                                                          ----             ----
COST
   Land                                                  2,670            2,670
   Buildings and leasehold improvements                  6,920            6,654
   Machinery and equipment                               9,251           10,067
   Broadcasting and transmission equipment               3,586            4,597
   Printing equipment                                    8,004            6,484
   Furniture and fixtures                                9,152           10,076
   Motor vehicles and other transportation means         2,320            2,732
                                                        ------           ------
                                                        41,903           43,280
                                                        ======           ======

NET BOOK VALUE
   Land                                                  2,670            2,670
   Buildings and leasehold improvements                  5,268            4,608
   Machinery and equipment                               3,788            3,304
   Broadcasting and transmission equipment               1,336            2,068
   Printing equipment                                    6,321            4,135
   Furniture and fixtures                                3,644            2,987
   Motor vehicles and other transportation means         1,552            1,547
                                                        ------           ------
                                                        24,579           21,319
                                                        ======           ======

         Depreciation is computed based on the straight--line method using rates that are substantially equivalent to average economic useful life rates. The depreciation expense for the years ended December 31, 2000, 2001 and 2002 was
(euro)2,900, (euro)5,513 and (euRO)7,381 respectively. The useful lives of property and equipment are as follows:

CLASSIFICATION                                               USEFUL LIVES
--------------                                               ------------
Buildings and leasehold improvements                         8 to 10 years
Machinery and equipment                                      3 to 7 years
Printing machinery                                              8 years
Broadcasting and transmission equipment                     10 to 12 years
Furniture and fixtures                                       3 to 5 years
Motor vehicles and other transportation means                4 to 7 years

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


10.      BROADCASTING, TRANSMISSION AND PRINTING EQUIPMENT UNDER CAPITAL LEASES

                                                             DECEMBER 31,
                                                       ------------------------
                                                         2001              2002
                                                         ----              ----
Cost                                                    8,898             9,075
Less: accumulated depreciation                         (4,138)           (4,973)
                                                       ------            ------
                                                        4,760             4,102
                                                       ======            ======

         Depreciation is computed based on the straight--line method using rates which are substantially equivalent to average economic useful lives for broadcasting, transmission and printing equipment (8 and 10 years). The depreciation expense for the years ended December 31, 2000 and 2001 was
(euro)760 and (euro)877, which included the write off of a leased asset with net book value of (euro)460. In 2002 the depreciation expense is (euro)834.


11.      OTHER INTANGIBLE ASSETS

                                                            DECEMBER 31,
                                                      ----------------------
                                                       2001             2002
                                                       ----             ----
Royalty rights                                          505              799
Magazine rights                                         587               --
                                                      -----              ---
                                                      1,092              799
Accumulated amortization                               (390)            (325)
                                                      -----              ---
                                                        702              474
                                                      =====              ===

The amortization expense for the years ended December 31, 2000, 2001 and 2002 was (euro)150, (euro)222 and (euro)188, respectively.

12.      OTHER ASSETS

         Other assets are analyzed as follows:

                                                            DECEMBER 31,
                                                      -----------------------
                                                       2001              2002
                                                       ----              ----
Advance for the right to acquire an interest
    in Makedonia TV                                   8,804              8,804
Guarantee deposits                                      396                426
                                                      -----              -----
                                                      9,200              9,230
                                                      =====              =====

         On February 24, 2000 the Company advanced (euro)8.8 million in exchange for the right to acquire a controlling interest in Makedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Makedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest by February 2006, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free to air television broadcast companies. If the interest is not acquired or the right of acquisition not extended Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

         The Company has signed a cooperation agreement to provide management consulting, production and technical services to Makedonia TV in return for a fee of 20% of the total gross annual revenue for the year 2000--2001, 22% for the year 2002--2003 and 25% for the year 2004. Such revenue amounted to
(euro)423 million for the year ended December 31, 2001 and (euro)455 for the year enDEd December 31, 2002 and is included in related party revenue in the consolidated statements of operations.

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


13.      BANK OVERDRAFTS AND SHORT-TERM BORROWINGS

         Short-term borrowings are primarily draw--downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit were (euro)41,575 and (euro)38,815 as at December 31, 2001 and 2002 respectively.

         Bank overdrafts and short--term borrowings are secured by assignments of advertisers' post--dated cheques, notes receivable from advertisers and letters of guarantee of obligations of advertisers and guaranteed by a minority shareholder and the Company.

         Such borrowings, based on their currency denominations, were as follows:

                                                    DECEMBER 31,
                              --------------------------------------------------
                                     2001                            2002
                              ------------------------     ---------------------
                                          IN FOREIGN                  IN FOREIGN
                              (EURO)       CURRENCY        (EURO)      CURRENCY
                              ------       --------        ------      --------
Denominated in:
   Drachmae-Euro              16,338             --        16,830             --
   Japanese Yen                1,153        133,000         1,045        130,000
                              ------                       ------
                              17,491                       17,875
                              ======                       ======

         The weighted average interest rates on short--term borrowings in each of the years ended December 31, 2000, 2001 and 2002 were as follows:

                                                      DECEMBER 31,
                                         --------------------------------------
                                         2000             2001             2002
                                         ----             ----             ----
Currency:
   Euro                                    --             5.57%            5.26%
   Drachmae                               7.5%              --               --
   Japanese Yen                          3.11%            2.16%            2.01%

         Interest on short--term borrowings for 2000, 2001 and 2002 totaled
(euro)2,078, (euro)2,569 and (euro)1,287, respectively.


14.      SENIOR NOTES

         Long-term debt consists of:

                                                                                            DECEMBER 31,
                                                                                    -------------------------------
                                                                                          2001               2002
                                                                                          ----               ----
Senior Notes due 2007 (the "2007 Notes") issued on August 12, 1997. Interest on the 2007 Notes is paid semi--annually in February and August, commencing
     February 1, 1998, at a rate of 9% per annum. The 2007 Notes are redeemable, in whole or in part, at the option
     of the Company at any time on or after August 1, 2002.                             85,706             68,941
Senior Notes due 2008 (the "2008 Notes") issued on June 18, 2001.
     Interest on the Senior notes is paid semi--annually in July and January, commencing July 1, 2001 at a rate of 9.75% per annum. The 2008 Notes are redeemable, in whole or in part, at the option of
     the company at any time on or after 2005                                          150,000            143,750
                                                                                       -------            -------
                                                                                       235,706            212,691
                                                                                       =======            =======

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


         The 2007 Notes were issued in an aggregate face amount of $115,000 and mature on August 1, 2007. The 2008 Notes were issued in an aggregate face amount of (euro)150,000 and mature on July 1, 2008.


         Interest expense for the years ended December 31, 2000, 2001 and 2002 totaled (euro)9,862, (euro)16,476 and (euro)21,353 respectIVely, and is included in interest expense in the accompanying 2000, 2001 and 2002 consolidated statements of operations.

         On July 5, 2000, August 3, 2000 and October 10, 2000 the Company repurchased (euro)2.7 million ($ 2.8 million), (euro)14.9 milliON ($ 15.0 million) and (euro)3.2 million ($ 3.0 million) respectively of the 2007 Notes, with accrued interest of (euro)0.5 million ($ 0.4 million) to the date of repurchase.

         On March 22, 2001, August 17, 2001 and December 17, 2001 the Company repurchased (euro)4.3 million ($ 4.0 million) and (euro)5.2 million ($ 5.0 million) and (euro)5 million ($5 million) respectively, of the 2007 Notes, with accrued interest of (euro)0.3 million ($ 0.2 million) to the date of repurchase.

         On February 19, 2002 and on December 11 and December 31, 2002 the Company repurchased (euro)2,5 million ($2.7 million), (euro)2 Million ($2.1 million) and (euro)1.75 million ($1.8 million) of the 2008 Notes, with accrued interest of (euro)33 ($34.6), (euro)88 ($92.2) aND (euro)85 ($89) respectively to the date of repurchase.

         On December 12 and December 30, 2002 the Company repurchased (euro)1.9 million ($2.0 million) and (euro)1.9 million ($2.0 millioN) of the 2007 Notes, with accrued interest of (euro)65 ($68) and (euro)72 ($75) respectively to the date of repurchase.

         The early extinguishment of the 2007 Notes resulted in the following:

                                                                                    YEAR ENDED DECEMBER 31
                                                                         ------------------------------------------
                                                                          2000              2001               2002
                                                                         -----             -----              -----
Discount on prepayment of 2007 Notes                                     1,329             1,010              1,407
Write--off of related unamortized debt issuance costs                     (719)             (476)              (344)
                                                                         -----             -----              -----
Gain                                                                       610               534              1,063
                                                                         =====             =====              =====

     The early extinguishment of the 2008 Notes resulted in the following:

                                                                                    YEAR ENDED DECEMBER 31
                                                                         ------------------------------------------
                                                                          2000              2001               2002
                                                                         -----             -----              -----
Discount on prepayment of 2008 Notes                                        --                --              1,645
Write--off of related unamortized debt issuance costs                       --                --              (231)
                                                                         -----             -----              -----
Gain                                                                        --                --              1,414
                                                                         =====             =====              =====


         In accordance with SFAS No 145, the gain for the years ended 2000, 2001 and 2002 has been recorded in other (expenses), net.

         The indebtedness evidenced by the 2007 Notes and 2008 Notes constitutes a general unsecured senior obligation of the Company and ranks pari passu in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indenture, with respect to the 2007 Notes and 2008 Notes contain certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


payments, the ability of the Company to enter into sale--leaseback transactions, certain transactions with affiliates, certain mergers and limitation of business activities. Antenna is in compliance with the terms of the Indentures as at December 31, 2001 and 2002.


15.      LONG-TERM DEBT

                                                                                               DECEMBER 31,
                                                                                         ----------------------
                                                                                          2001             2002
                                                                                         -----             ----
Loan of (euro)978, due in annual installments of 489, bearing interest at variable rates (4.7% for the year ended December 31, 2002) and due in 2003.
     Guarantee by the Company                                                              978              489
Loan of CHF 183, due in annual installments of(euro)20, bearing interest at
     variable rates                                                                        117               --
                                                                                         -----              ---
                                                                                         1,095              489
Less:  Current portion                                                                    (508)            (489)
                                                                                         -----              ---
                                                                                           587               --
                                                                                         =====              ===

         Interest expense for the year ended December 31, 2001 and 2002 amounted to (euro)83 and (euro)44 respectively. There was no intERest expense for the year ended December 31, 2000.


16.      CAPITAL LEASE OBLIGATIONS

         The Company leases mainly broadcasting, space and printing equipment under capital leases which bear interest at average interest rates of 8,6%, 5,2% and 6.6%. Interest expense from capital leases was (euro)288, (euro)193 and
(euro)191 in the years endeD December 31, 2000, 2001 and 2002 respectively. Future obligations from the above leases are as follows:

                                                             TOTAL
                                                             -----
 2003                                                        1,040
 2004                                                          927
 2005                                                          661
 2006                                                          490
 2007                                                          154
                                                             -----
                                                             3,272
       Less: amount representing interest                    (404)
                                                             -----
                                                             2,868
                                                             =====

         The capital lease obligation is reflected on the consolidated balance sheets as of December 31, 2001 and 2002, as follows:

                                                             DECEMBER 31,
                                                     ------------------------
                                                       2001              2002
                                                     ------            ------
Current portion                                       1,038               870
Long-term portion                                     2,688             1,998
                                                     ------            ------
                                                      3,726             2,868
                                                     ======            ======

         The capital lease obligations are secured by a personal guarantee of the minority shareholders of Daphne and Antenna TV.

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


17.      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

         The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

                                                              DECEMBER 31,
                                                      --------------------------
                                                        2001                2002
                                                      ------              ------
Value added tax                                        2,982               1,589
Taxes withheld:
   Payroll                                               598                 543
   Third parties                                         478                 284
   Other                                                 406                 608
                                                      ------              ------
                                                       1,482               1,435
                                                      ------              ------
Broadcast license fee                                  1,947               2,753
Deferred revenue                                         469                 424
Other payables                                         1,113                 796
Social security funds payable                          2,133               2,468
Advertising contribution fine                            938                 938
Other accruals                                         3,976               2,865
                                                      ------              ------
                                                      15,040              13,268
                                                      ======              ======

18.      INCOME TAXES

         The provision for income taxes reflected in the accompanying consolidated statements of operations is analyzed as follows:

                                                                     DECEMBER 31,
                                                      ----------------------------------------
                                                       2000             2001              2002
                                                      -----          -------           -------
Current                                               6,815            2,094            13,886
Deferred income taxes                                 2,267          (16,052)          (13,026)
                                                      -----          -------           -------
Provision (benefit) for income taxes                  9,082          (13,958)              860
                                                      =====          =======               ===

         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate for SA companies of 40% in 2000, 37.5% in 2001 and 35% in 2002 to pre-tax income is summarized as follows:

                                                                     DECEMBER 31,
                                                      ----------------------------------------
                                                       2000             2001              2002
                                                      -------         -------            -----
Tax provision (benefit) at the statutory rate          12,056         (16,625)            (489)
Effect of change in tax rate                               --             116              322
Goodwill amortization and other amortizable
     intangible assets                                    155             462              103
Interest income                                          (544)            (85)             (53)
Disallowed expenses and non-deductible
     general expenses                                     789           1,362              613
Loss not subject to income tax, net                        28             (87)            (254)
Effect of minority interest                               100            (533)            (238)
(Decrease) increase in valuation allowance             (3,502)          1,432              856
                                                      -------         -------            -----
Provision (benefit) for income taxes                    9,082         (13,958)             860
                                                        =====         =======              ===


         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (i.e., invoices received in February that relate to services rendered in December of prior year). Non-deductible expenses relate primarily to certain car and meals and entertainment expenses and tax penalties.

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


         In Greece the amounts reported to the tax authorities are provisional until such time as the tax authorities inspect the books and records of an entity. Greek tax laws and related regulations are subject to interpretations by the tax authorities. The Company and the majority of its subsidiaries have been inspected by the tax authorities up the year 2000.

         Due to the way additional taxes are assessed in Greece, the ultimate outcome of additional tax assessments for the open tax years may vary from the amounts accrued and consequently a charge to operations over and above the amounts accrued may be required.

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets in 2001 and 2002 are summarized below:

                                                           DECEMBER 31,
                                                      ---------------------
                                                        2001           2002
                                                      ------          -----
Deferred tax liabilities
   Intangible and tangible assets                        390            215
   Programming costs                                  14,362          7,033
   Reserves                                            1,902             --
   Reserves taxed in a special way                       598             --
   Deferred charges                                    1,005            639
   Leased assets                                       1,474          1,185
   Customer advances and accounts payable              1,589            276
   Other assets                                          687            653
                                                     -------        -------
Gross deferred tax liabilities                        22,007         10,001
                                                     -------        -------

Deferred tax assets
   Property and equipment                                 97            100
   Start up costs                                      3,529          2,712
   Long term liability                                    48             45
   Long term lease liability                             683            400
   Short--term lease liability                           304            314
   Long-term receivables                                 723            674
   Accounts receivable                                 2,248          2,269
   Employee retirement benefits                          478            494
   Other assets                                        2,752          3,711
   Marketable equity securities                       14,022         14,304
   Accrued expenses and other provisions                 494            259
   Net operating losses                                2,904          4,993
                                                      ------          -----
Gross deferred tax assets                             28,282         30,275
                                                      ------          -----
Less:  valuation allowance                            (1,432)        (2,288)
                                                      ------          -----
Net deferred tax asset                                 4,843         17,986
                                                      ======         ======


         During the year ended December 31, 2001 and 2002 the deferred tax assets and liabilities were remeasured and the total effect of the change in tax rate was a charge of (euro)116 and of (euro)322 respectively.

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

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                             DECEMBER 31,
                                                        ---------------------
                                                          2001           2002
                                                        ------         ------
Net current deferred tax (liability)                    (2,525)        (3,712)
                                                        ======         ======
Net  current deferred tax asset                          1,720          4,137
                                                        ======         ======
Net non-current deferred tax asset                       5,648         17,561
                                                        ======         ======

19.      EMPLOYMENT RETIREMENT BENEFITS

STATE PENSION

         The Company's employees are covered by one of several Greek State sponsored pension funds. Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension fund is responsible for paying the employees' retirement benefits. The Company's contributions to the pension fund in the years ended December 31, 2000, 2001 and 2002 have been recorded to expenses and were (euro)4,560, (euro)5,281 and (euro)4,830, respectively.

EMPLOYEE RETIREMENT BENEFITS

         In accordance with Greek law, a lump sum payment is payable to employees upon their retirement or involuntary termination. The amount of compensation payable for involuntary termination is based on the number of years of service and the amount of remuneration at the date of termination. If the employees remain in the employment of the Company until normal retirement age, they are entitled to receive a lump sum payment, which is equal to a minimum of 40% of the involuntary termination benefit, as defined above. As the Company has no plans to terminate a portion of its workforce, the accrual reflects the minimum amount payable on retirement. The amount charged to expense in the years ended December 31, 2000, 2001 and 2002 is (euro)205, (euro)241 and (Euro)225 respectively.


20.      SHARE CAPITAL

         The Company's share capital consists of the following:

                                                                   DECEMBER 31,
                                                                 --------------
                                                                  2001     2002
                                                                 -----     -----
Common shares, par value(euro)0.29 per share;
     authorized and issued 19,849,440 shares in 2001 and 2002.   5,825     5,825
                                                                 -----     -----
Total common shares                                              5,825     5,825
                                                                 =====     =====

21.      STATUTORY, TAX FREE AND OTHER RESERVES

         Statutory, tax free and other reserves are as follows:

                                                                    DECEMBER 31,
                                                                 --------------
                                                                  2001      2002
                                                                 -----     -----
Statutory reserve                                                  944       944
Tax free reserves                                                3,609       317
Reserves for income taxed at lower rates                         4,173       483
Reserve for non-taxable income                                     675        --
Special reserve                                                    274       480
                                                                 -----     -----
                                                                 9,675     2,224
                                                                 =====     =====

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


STATUTORY RESERVE

         Under Greek corporate law, corporations are required to transfer a minimum of 5% of their annual net profit as reflected in their statutory books to a statutory reserve, until such reserve equals one--third of the outstanding share capital. The above reserve cannot be distributed during the existence of the Company, but can be used to eliminate a deficit.

TAX FREE AND OTHER RESERVES

         a) Under the provisions of Law 1828/1989 (Art. 22), corporations are allowed to set up a tax free reserve for which they are obliged to make productive investments of an amount equal to one hundred and thirty percent of the reserve within the three years (at least one third during the first year) following the year the respective reserve has been established. This reserve can be converted to share capital after the three--year period mentioned above. According to Greek tax regulations, no tax is due at the specified time this reserve is capitalized. In the case where the productive investments are not made within the time frame, the reserve is taxed and penalties are charged. The Company did not make the investment and had accrued for taxes and penalties. These reserves have been taxed upon the tax inspection and therefore reclassified to remove such amounts from tax-free reserves.

         b) Reserves for income taxed at lower rates represent interest income taxed at 15%. Upon distribution, these reserves will be taxed at the applicable current tax rate, with 15% credit given. Therefore, deferred taxation has been computed and utilized on these reserves. These reserves have been taxed upon the tax inspection and therefore reclassified to remove such amounts from tax-free reserves.

         c) Reserve for non-taxable income represents interest earned on Greek Government bonds which were not taxable. Upon distribution, such reserve will be taxed at the applicable current tax rate. These reserves have been taxed upon the tax inspection and therefore reclassified to remove such amounts from tax-free reserves.

         d) Special reserves represent a portion of the reserve as stated in (a) above, for which tax has been paid.


22.      OTHER REVENUE

         Other revenue included in the consolidated statements of operations are analyzed as follows:

                                                        DECEMBER 31,
                                           -------------------------------------
                                             2000           2001            2002
                                           ------         ------          ------
License and distribution fees               9,949             --              --
Audiotex                                    2,416          5,695           6,526
Telemarketing                               2,571          2,781           1,831
Tuition fees                                  946            649             753
Subscription fees                             570            640             596
Internet revenues                              --          3,405           2,821
Records, compact discs sales                   --          2,002           3,626
Ticket sales                                   --          1,133             903
Other                                       2,080          2,054           4,327
                                           ------         ------          ------
                                           18,532         18,359          21,383
                                           ======         ======          ======

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


         The license and distribution fees for the year ended December 31, 2000 relate to the collection of fees for license and distribution rights sold.

23.      FOREIGN EXCHANGE (LOSSES) GAINS,NET

         Foreign exchange (losses) gains, net included in the consolidated statements of operations are analyzed as follows:

                                                                                         DECEMBER 31,
                                                                        -------------------------------------------
                                                                          2000              2001               2002
                                                                        -------           -------            ------
Unrealized foreign exchange gain (loss) on Senior notes
     (US$)                                                              (8,806)           (4,787)            12,226
Unrealized foreign exchange gains and losses on cash,
     receivables and payables denominated in foreign
     currencies (US$) and realized (losses) gains on
     transactions, net                                                      48              (254)            (2,063)
                                                                        ------           -------             ------
                                                                        (8,758)           (5,041)            10,163
                                                                        ======           =======             ======

24.      OTHER INCOME(EXPENSE),NET

                                                                                         DECEMBER 31,
                                                                        -------------------------------------------
                                                                          2000              2001               2002
                                                                        ------           -------             ------
Start--up costs related to direct--to--home business                    (1,096)               --                --
Income related to early extinguishments of Senior Notes                    610               534              2,477
Other than temporary loss from marketable equity
     securities (Note 7)                                                    --           (37,392)            (4,813)
Other, net                                                                (180)             (519)               (35)
                                                                        ------           -------             ------
                                                                          (666)          (37,377)            (2,371)
                                                                        ======           =======             ======

25.      DIVIDENDS

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

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


         No dividends have been declared during 2000, 2001 and 2002.


26.      DERIVATIVE FINANCIAL INSTRUMENTS

         The Company uses derivative financial instruments periodically to manage the risk that changes in interest rates will affect either the fair value of its debt obligations or the amount of its future interest payments.

         Foreign currency forwards and options contracts are used periodically to mitigate its exposures to foreign currency exchange and interest rate risks.

         Effective January 1, 2001 the Company follows the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"). "Accounting for Derivative Instruments and Hedging Activities". This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The Company recognizes all derivatives on the balance sheet at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in earnings or shareholders' equity (as a component of comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. Derivatives that are not hedges are adjusted to fair value though earnings. If the derivative is an effective hedge, changes in its fair value are offset against the change in the fair value of the hedged item in either other comprehensive income or earnings. The ineffective portion of a derivative classified as a hedge is immediately recognized in earnings.

         The Company does not have any freestanding or embedded derivatives as at December 31, 2001 and 2002.

27.      FINANCIAL INSTRUMENTS

         The Company's financial instruments include cash and cash equivalents, accounts receivable, advances, short and long-term borrowings accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, short--term accounts receivable, advances and payables approximate their carrying value because of the short--term maturity of these instruments. The carrying value of receivables with maturities greater than one year have been discounted using a rate of 9%, which approximates the fair value. The Company's Senior Notes due 2007, include a fixed interest rate of 9%; the fair value has been calculated based upon bank--quoted market rates. The market rate at December 31, 2001 and 2002 was $ 66,368 and $52,045 as compared to the carrying value at December 31, 2001 and 2002 of $76,285, and $72,285 respectively.

         The Company's Senior Notes due 2008 of (euro)150,000 include a fixed interest rate of 9 3/4%, the fair value has been calculated Based upon bank--quoted market rates. The market rate at December 31, 2001 and 2002 was
(euro)127,500 and (euro)101,334, as compared to thE carrying value of
(euro)150,000 and (euro)143,750, respectively.

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


         The Company's financial instruments also included foreign currency forwards and options. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over--the--counter market. In cases where quoted market prices are not available, fair value is based using present value or other valuation techniques. As at December 31, 2001 and 2002 there were no foreign currency forwards and options.

28.      COMMITMENTS

         In addition to long-term operating lease commitments for office, studio space and other equipment, the Company has entered into extended commitments integral to its operations.

         Amounts payable for commitments as of December 31, 2002 discussed below are:

                                                              OFFICE AND
                                                             STUDIO SPACE
                                                             ------------
2003                                                                3,533
2004                                                                3,092
2005                                                                3,309
2006                                                                  465
2007 and thereafter                                                 1,322
                                                             ------------
Total                                                              11,721
                                                             ============

         The rental expense relating to long-term operating lease commitments for office and studio space amounted to (euro)4,282 and (euRO)4,814 and
(euro)4,873 in 2000, 2001 and 2002, respectively.

         The Company has signed letters of guarantee for purchased licensed film and sports rights amounting to (euro)26,220 and (euro)7,877 as of December 31, 2001 and 2002, respectively. The Company has other commitments for licensed film rights in 2004, 2005, 2006 and 2007 of (euro)4,769, (euro)5,007, (euro)5,246 and
(euro)5,484, respectively.


29.      CONTINGENCIES

         The Company is involved in various litigation in the normal course of business, with claims totaling approximately (euro)13,302. The Company has accruals of (euro)488 as at December 31 2001 and (euro)481 as at December 31, 2002, representing management's best estimate of the Company's probable liability in respect of such claims. The Company believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company's results of operations or financial position.

         The Company was involved in a litigation claim for the non-payment of advertiser contributions payable to the Pension Fund for Athens and Thessaloniki Newspaper Employees amounting to (euro)3,858. The contribution is payable on invoices issued to advertisers. However, the relevant authorities, in determining the contributions not paid, did not take into consideration discounts given to advertisers through the issuance of credit notes at a later date, which therefore would create a lower advertising contribution liability. In the opinions of the Company's management and legal advisor in the prior years the Company was not to be liable for such amounts and therefore an accrual was not made. During the

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


year ended December 31, 2001 the Company lost the litigation claim. The assessment has been recorded in selling, general and administrative expenses in the consolidated statements of operation.

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


30.      SEGMENT AND GEOGRAPHIC INFORMATION

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

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


YEAR ENDED DECEMBER 31, 2000

                                                                  PAY                           INTERSEGMENT    TOTAL
                                    TELEVISION       RADIO    TELEVISION PUBLICATIONS   OTHER   ELIMINATION  CONSOLIDATED
                                    ----------       -----    ---------- ------------   -----   -----------  ------------
Advertising revenue                    103,668       5,610         --       6,909          --          --    116,187
Related party sales                      6,794         252         --         155          --     (2,350)      4,851
Publication revenue                         --          --         --      22,615          --          --     22,615
Other revenue                           12,006          23        571       2,570       3,362          --     18,532
                                       -------       -----      -----      ------       -----    -------     -------
Total revenues                         122,468       5,885        571      32,249       3,362     (2,350)    162,185
Cost of sales                           19,395       2,683        115      24,362       1,335       (191)     47,699
Related party cost of sales                 25          11         --          --       1,160     (1,196)         --
Selling, general and
     administration expenses            14,497       1,697         39       4,013         876          --     21,122
Related party selling, general
     and administration expenses            90          21         --         493          94       (698)         --
Depreciation and amortization            2,513         130        105       1,188         228          --      4,164
Amortization of programming costs       39,828          --         --          --          --          --     39,828
                                       -------       -----      -----      ------       -----    -------     -------
Operating income                        46,120       1,343        312       2,193       (331)       (265)     49,372
                                       -------       -----      -----      ------       -----    -------     -------
Equity in net income in
     unconsolidated affiliate                7          --         --          --          --          --          7
Related party commission income            140          --         --          --          --          --        140
Interest (expense), net                (7,766)       (245)       (15)     (1,917)           7         233    (9,703)
Foreign exchange (losses), net         (8,393)          --      (365)          --          --          --    (8,758)
Other income (expense), net(1)           (696)          75         --        (46)           1          --      (666)
Minority interest in profit of
     unconsolidated subsidiary,
     net                                    --          --         --          --          --       (250)      (250)
                                       -------       -----      -----      ------       -----    -------     -------
Income (loss) before tax                29,412       1,173       (68)         230       (323)       (282)     30,142
Net income (loss)                       19,209       1,822       (68)         387       (148)       (142)     21,060
                                       -------       -----      -----      ------       -----    -------     -------
Total assets (December 31, 2000)       272,696       7,172      1,117      42,187       3,585    (47,116)    279,641
                                       =======       =====      =====      ======       =====    =======     =======

-----------------------------
(1) Includes(euro)1,096 of start up expenses related to the direct-to-home business (see Note 24)

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


YEAR ENDED DECEMBER 31, 2001

                                                     PAY                            MUSIC        INTER-SEGMENT   TOTAL
                             TELEVISION   RADIO  TELEVISION PUBLICATIONS INTERNET RECORDING OTHER ELIMINATION   CONSOLIDATED
                             ----------   -----  ---------- ------------ -------- --------- ----- -----------   ------------
Advertising revenue            101,040    4,601        --     7,904        --         --        --      --       113,545
Related party sales              7,822      160        --       163         4         --       405  (2,769)        5,785
Publication revenue                 --       --        --    20,402        --         --        --      --        20,402
Other revenue                    4,574       16       640     2,781       869      2,002     7,477      --        18,359
                               -------    -----       ---    ------     -----      -----   -------  ------       -------
Total revenues                 113,436    4,777       640    31,250       873      2,002     7,882  (2,769)      158,091
Cost of sales                   28,868    2,355        97    24,850     1,764      1,513     4,111    (256)       63,302
Related party cost of
     sales                          17       12        --       166       406         --     1,839  (2,440)           --
Selling, general and
     administration
     expenses                   16,546    2,650        29     6,311       754        311     1,393      --        27,994
Related party selling,
     general and
     administration
     expenses                       53       48        --        82        11          8        88    (290)           --
Depreciation and
     amortization                2,671      117       105     2,828       685          5     1,329      --         7,740
Amortization of
     programming costs          43,747       --        --        --        --         --        --      --        43,747
                               -------    -----       ---    ------     -----      -----   -------  ------       -------
Operating income                21,534     (405)      409    (2,987)   (2,747)       165      (878)    217        15,308
                               -------    -----       ---    ------     -----      -----   -------  ------       -------
Equity in net income
     in unconsolidated
     affiliate                      --       --        --        --        --         --        --      (5)           (5)
Interest (expense), net        (16,774)     (63)      (42)   (1,741)       (1)        (1)      (18)      --      (18,640)
Foreign exchange
     (losses) gains,
     net                        (5,135)     102        --        (8)       --         --        --      --        (5,041)
Other income
     (expense), net(2)             15        50      (133)       94        (1)        --   (37,402)     --       (37,377)
Minority interest in
     losses of
     consolidated
     entities, net                  --       --        --        --        --         --        --   1,423         1,423
                               -------    -----       ---    ------     -----      -----   -------  ------       -------
(Loss) income before
     tax                         (360)    (316)       234    (4,642)   (2,749)       164   (38,298)  1,635       (44,332)
Cumulative effect of a
     change in
     accounting
     principle (net of
     income taxes of
     (euro)347)                  (578)      --         --        --        --         --        --      --          (578)
Net income (loss)              (2,663)    (222)       234    (2,902)   (2,749)       103   (23,196)    443       (30,952)
                               -------    -----       ---    ------     -----      -----   -------  ------       -------
Total assets at
     December 31, 2001         394,273    5,802       851    43,209     3,415      2,284     9,007 (61,836)      397,005
                               =======    =====       ===    ======     =====      =====   ======= =======       =======

-----------------------------
(2) Included in other income (expense), net (under segment other) is the write-down of the marketable equity securities representing an other than-temporary loss amounting to (euro)37.4 million (see Note 24)

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


YEAR ENDED DECEMBER 31, 2002

                                                   PAY                            MUSIC           INTERSEGMENT    TOTAL
                           TELEVISION   RADIO  TELEVISION PUBLICATIONS INTERNET RECORDING OTHER   ELIMINATION  CONSOLIDATED
                           ----------   ------ ---------- ------------ -------- --------- -----   -----------  ------------
Advertising revenue          109,985     4,471        --       7,958      --        --       --          --      122,414
Related party sales            7,492       302        --         280     941        43       --      (3,359)       5,699
Publication revenue               --        --        --      19,354      --        --       --          --       19,354
Other revenue                  6,093        21       596       1,831   1,052     3,626    8,182         (18)      21,383
                             -------     -----       ---      ------   -----     -----    -----     -------      -------
Total revenues               123,570     4,794       596      29,423   1,993     3,669    8,182      (3,377)     168,850
Cost of sales                 35,178     2,186       172      25,462     418     2,268    4,603        (294)      69,993
Related party cost
     of sales                     12         8        --         104      32       179    1,842      (2,177)          --
Selling, general and
     administration
     expenses                 20,546     2,362        35       5,065     864       801    1,378        (259)      30,792
Related party
     selling,
     general and
     administration
     expenses                    947        26        --          58       8         6        4      (1,049)          --
Depreciation and
     amortization              3,808       116       111       3,041     924         6      209         188        8,403
Amortization of
     programming
     costs                    47,445        --        --          --      --        --       --          --       47,445
                             -------     -----       ---      ------   -----     -----    -----     -------      -------
Operating income              15,634        96       278      (4,307)   (253)      409      146         214       12,217
                             -------     -----       ---      ------   -----     -----    -----     -------      -------
Equity in net income
     in
     unconsolidated
     affiliate                    --        --        --          --      --        --       --          (3)          (3)
Interest (expense),
     net                     (20,537)      (78)      (60)     (1,415)     --         4        7          --      (22,079)
Foreign exchange
     gains (losses),
     net                       9,618        56       510         (21)     --        --       --          --       10,163
Other income
     (expense), net(3)         2,068         4        --         (13)     --        (4)  (4,817)        391       (2,371)
Minority interest in
     (profit) loss of
     consolidated entities, net   --        --        --          (7)     --        --       --         678          671
                             -------     -----       ---      ------   -----     -----    -----     -------      -------
Income (loss) before
     tax                       6,783        78       728      (5,763)   (253)      409   (4,664)      1,280       (1,402)
Cumulative effect of
     a change in
     accounting
     principle (net
     of income taxes
     of(euro)117)               (736)       --        --        (217)     --        --       --          --         (953)
Net income (loss)              4,115        31       728      (4,253)   (253)      245   (4,813)        985       (3,215)
                             -------     -----       ---      ------   -----     -----    -----     -------      -------
Total assets
     (December 31, 2002)     394,792     6,499       976      42,999   4,561     3,335    9,085     (69,706)     392,541
                             =======     =====       ===      ======   =====     =====    =====     =======      =======


CAPITAL EXPENDITURES

Information as to capital expenditures is as follows:

                                                  DECEMBER 31,
                                    --------------------------------------
                                      2000            2001            2002
                                    ------           -----           -----
Television                           6,029           3,539           2,960
Radio                                  211              --             101
Publications                         4,354             701             286
Internet                                --           2,333             306
Heaven                                  --              36             425
Other                                  229           1,957             149
                                    ------           -----           -----
                                    10,823           8,566           4,227
                                    ======           =====           =====


-----------------------
(3) Included in other income (expense), net (under segment other) is the write-down of the marketable equity securities representing an other-than-temporary loss amounting to (euro)4.8 million and the gain relating to the early extinguishment of the Senior Notes of (euro)2.5 million (see Note 24).

                                 ANTENNA TV S.A.

          (IN THOUSANDS OF EURO AND U.S. DOLLARS, EXCEPT SHARE DATA AND
                           WHERE OTHERWISE INDICATED)


GEOGRAPHIC AREAS

Information about geographic areas is as follows:

                                                   DECEMBER 31,
                                    ---------------------------------------
                                       2000            2001            2002
                                    -------         -------         -------
REVENUES:
Greece                              147,233         149,371         160,254
United States                         1,013           1,619             952
Australia                               571             640             596
Cyprus                                1,581           2,206           2,378
Bulgaria                              1,838           4,255           4,670
Other                                 9,949              --              --
                                    -------         -------         -------
                                    162,185         158,091         168,850
                                    =======         =======         =======

Note:  Revenues are attributed to countries based on location of customer

Long lived assets are analyzed as follows:

                                                 DECEMBER 31,
                                    -------------------------------------
                                      2000            2001           2002
                                    ------          ------         ------
Domestic                            52,152          57,420         64,606
International                        1,855           1,641          1,629
                                    ------          ------         ------
Total                               54,007          59,061         66,235
                                    ======          ======         ======


31.      SUBSEQUENT EVENTS (UNAUDITED)

         On November 25, 2002, Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited, Praxis Global Investments Limited, Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerors") launched a tender offer to purchase (i) all outstanding ordinary shares, par value GRD 100 each ((euro)0.29 each)(the "Ordinary Shares"), and (ii) all outstanding American Depositary Shares, each representing one-half of one Ordinary Share (the "ADSs") of Antenna not already owned by the Offerors or their affiliates. The offer initially expired on January 3, 2003. A subsequent offering period was commence on January 3, 2003 and expired on January 17, 2003.

         Including the ADSs accepted for payment during the subsequent offering period, the Offerors and their affiliates own 19,525,289.5 Ordinary Shares representing approximately 98.37% of the total share capital of Antenna TV S.A.

         Antenna intends to file a Form 15 with the Securities Exchange Commission to terminate its registration under the Securities Exchange Act of 1934, at which point Antenna's ADSs will be delisted from The Nasdaq National Market. In addition, as disclosed in the Offer to Purchase, Antenna applied to the UK Listing Authority for cancellation of Antenna's listing on its Official List which was completed on February 26, 2003.

         As disclosed in the Offer to Purchase, Antenna intends to terminate the Deposit Agreement relating to the American Depositary Receipt program. As such, it is expected that holders of ADSs that did not tender to the Offer will receive Ordinary Shares (one half of one Ordinary Share per ADS) upon such termination. The Ordinary Shares are not listed on any securities exchange, and there are transfer procedures under Greek corporate law, Greek tax law and the Greek media law that restrict the ability to transfer Ordinary Shares. The Ordinary Shares will also be subject to ownership restrictions provided for in the Greek media law.

                                   SIGNATURES

         The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                         ANTENNA TV S.A.


                                         By:  /s/ Nikolaos Angelopoulos
                                              ----------------------------------
                                              Name:  Nikolaos Angelopoulos
                                              Title: Chief Financial Officer


Date March 31, 2003

I, Maurice Avdelas, certify that:

1.       I have reviewed this annual report on Form 20-F of Antenna TV S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003


/s/ Maurice Avdelas
-------------------------------
Name: Maurice Avdelas
Title:  Chief Executive Officer

I, Nikolaos Angelopoulos, certify that:

1.       I have reviewed this annual report on Form 20-F of Antenna TV S.A.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003


/s/ Nikolaos Angelopoulos
-------------------------------
Name: Nikolaos Angelopoulos
Title:  Chief Financial Officer