Form 20-F
period 2003-12-31
ANTENNA TV SA
filed 2004-03-31
CIK 1047714

As filed with the Securities and Exchange Commission March 31, 2004.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

         [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                   OF THE SECURITIES EXCHANGE ACT OF 1934; or

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

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

                                      None

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

                                      None

         As March 30, 2004, the registrant had 19,849,440 shares of capital or common stock outstanding.

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

                  Yes           [X]             No      [_]

         Indicate by check mark which financial statement item the registrant has elected to follow:

                  Item 17       [_]             Item 18 [X]

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Item 1.  Identity of Directors, Senior Management and Advisers.................1
Item 2.  Offer Statistics and Expected Timetable...............................1
Item 3.  Key Information.......................................................2
Item 4.  Information on the Company...........................................12
Item 5.  Operating and Financial Review and Prospects.........................41
Item 6.  Directors, Senior Management and Employees...........................58
Item 7.  Major Shareholders and Related Party Transactions....................63
Item 8.  Financial Information................................................65
Item 9.  The Listing..........................................................65
Item 10. Additional Information...............................................65
Item 11. Quantitative and Qualitative Disclosures about Market Risk...........77
Item 12. Description of Securities other than Equity Securities...............79
Item 13. Defaults, Dividends, Arrearages and Delinquencies....................79
Item 14. Material Modifications to the Right of Security Holder
         and Use of Proceeds..................................................79
Item 15. Controls and Procedures..............................................79
Item 16. Additional Disclosures...............................................80
Item 17. Financial Statements.................................................81
Item 18. Financial Statements.................................................81
Item 19. Exhibits.............................................................81


                                       (i)

                           PRESENTATION OF INFORMATION

         In this annual report, unless the context otherwise requires, "Antenna," "we," "us" and "our" refer to Antenna TV S.A. and its consolidated subsidiaries.

         On June 25, 2003, we filed a Form 15 with the SEC to terminate the registration of our equity and debt securities under the Exchange Act and as a result are no longer required to file reports with the SEC under the Exchange Act. However, because of the provisions in the indentures governing our senior notes, we are required to voluntarily file quarterly and annual reports with the SEC.

         We publish consolidated financial statements prepared under U.S. GAAP. We maintain our accounting records and publish our statutory financial statements under Greek tax and corporate regulations. We made certain adjustments to our accounting records to prepare the financial statements and other information in this annual report under U.S. GAAP.

         We publish our consolidated financial statements in euro. Unless we note otherwise, all amounts in this annual report are expressed in euro. For your convenience, unless otherwise indicated, this annual report contains translations of euro amounts into U.S. dollars at (euro)1.00 = $1.2597. The translation of euro amounts is based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York for euro of (euro)0.7938 = $1.00. See "Exchange Rate Information" for historical information about exchange rates. You should not construe these translations as representations that the amounts referred to actually represent translated amounts or that you could convert these amounts into the translated currency at the rates indicated.

     Except where we otherwise attribute market or market share data to another source, all market and market share data included in this annual report are our own estimates. These estimates are based upon our experience in the media industry and our familiarity with the relevant Greek markets. While we believe these estimates to be reliable, we have not verified them with independent sources.


                                      (ii)

                           FORWARD-LOOKING STATEMENTS

         The following cautionary statements identify important factors that could cause our actual results to differ materially from those projected in the forward-looking statements made in this annual report. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "will likely result," "are expected to," "will continue," "believe," "is anticipated," "estimated," "intends," "expects," "plans," "seek," "projection" and "outlook." These statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in these statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this annual report. Among the key factors that have a direct bearing on our results of operations are:

         o changes in economic cycles and general uncertainty related to possible terrorist attacks, and the impact on advertising expenditures;

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

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.           KEY INFORMATION


A.       SELECTED HISTORICAL FINANCIAL DATA

         You should read the following selected consolidated financial data together with our consolidated financial statements, the notes to those financial statements and the information under "Item 5. -- Operating and Financial Review and Prospects." The selected consolidated financial data as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 are derived from our audited financial statements. The financial statements as of December 31, 2002 and 2003 and the fiscal years ended December 31, 2001, 2002 and 2003 are included elsewhere in this annual report and have been audited by KPMG Kyriacou Certified Auditors SA, independent auditors.

                                                             FISCAL YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                1999        2000       2001        2002        2003       2003
                                                ----        ----       ----        ----        ----       ----
                                              ((EURO))    ((EURO))   ((EURO))    ((EURO))    ((EURO))      ($)
                                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Advertising revenue.................           103.08      116.19     113.54      122.41      127.91     161.13
Related party revenue...............             5.89        4.85       5.79        5.70        5.49       6.92
Publication revenue.................             5.30       22.61      20.40       19.35       23.38      29.46
Other revenue.......................             2.47       18.53      18.36       21.38       23.63      29.76
                                               ------      ------     ------      ------      ------     ------
Total net revenue...................           116.74      162.18     158.09      168.84      180.41     227.27
                                               ======      ======     ======      ======      ======     ======

Cost of sales.......................            23.41       47.70      63.30       69.99       71.61      90.21
Selling, general and administrative
     expenses.......................            14.03       21.12      27.99       30.79       35.99      45.33
Amortization of programming costs...            35.50       39.83      43.75       47.44       52.02      65.54
Depreciation and amortization.......             2.50        4.16       7.74        8.40        6.79       8.55
                                               ------      ------     ------      ------      ------     ------
Operating income....................            41.30       49.37      15.31       12.22       14.00      17.64
Interest (expense), net.............            (7.92)      (9.70)    (18.64)     (22.28)     (20.64)    (26.01)
Foreign exchange (losses) gains, net            (5.79)      (8.76)     (5.04)      10.16        9.36      11.79
Equity in net income (loss) of
     unconsolidated affiliate.......             0.07        0.01      (0.01)         --          --         --
Related party commission income.....             1.27        0.14         --          --          --         --
Other income (expense), net(1) .....             4.49       (0.67)    (37.37)      (2.17)      (0.94)     (1.18)
Minority interest in (profit) loss
     of consolidated subsidiaries...            (0.17)      (0.25)      1.42        0.67       (0.01)     (0.01)
                                               ------      ------     ------      ------      ------     ------
Earnings (loss) before income taxes.            33.25       30.14    (44.33)      (1.40)        1.77       2.23
(Provision) benefit for income
     taxes(2) ......................           (13.41)      (9.08)     13.96       (0.86)      (1.62)     (2.04)
                                               ------      ------     ------      ------      ------     ------
Earnings (loss) before change in
     accounting principle...........            19.84       21.06     (30.37)      (2.26)       0.15       0.19
                                               ------      ------     ------      ------      ------     ------
Cumulative effect of a change in
     accounting principle (net of income
     taxes of(euro)0.3 and(euro)1)
     (3) ...........................               --          --      (0.58)      (0.95)         --         --
                                               ======      ======     ======      ======      ======     ======
Net income (loss) ..................            19.84       21.06     (30.95)      (3.21)       0.15       0.19
                                               ======      ======     ======      ======      ======     ======
Basic and diluted earnings (loss)
     per share before cumulative
     effect of the change in
     accounting principle...........              1.0         1.1      (1.5)       (0.2)          --         --
                                               ======      ======     ======      ======      ======     ======
Basic and diluted earnings (loss)
     per share of change in
     accounting principles..........               --          --         --          --          --         --
                                               ======      ======     ======      ======      ======     ======
Basic and diluted earnings (loss) per
     share............................            1.0         1.1       (1.5)       (0.2)         --         --
                                               ======      ======     ======      ======      ======     ======

                                                             FISCAL YEAR ENDED DECEMBER 31,
                                                             ------------------------------
                                                1999        2000       2001        2002        2003       2003
                                                ----        ----       ----        ----        ----       ----
                                              ((EURO))    ((EURO))   ((EURO))    ((EURO))    ((EURO))      ($)
                                                          (IN MILLIONS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA (AT PERIOD END)

Total assets........................            268.9       279.6      397.0       392.5       369.1      465.0

Net assets..........................             75.0        75.9       65.1        61.8        61.7       77.7

Share capital.......................              5.8         5.8        5.8         5.8         5.8        7.3

Long-term obligations (4) ..........            109.1        97.5      239.0       214.7       194.9      245.5

Total debt(5) ......................            119.9       137.5      258.0       233.9       214.4      270.1

Shareholders' equity................             75.0        75.9       65.1        61.8        61.7       77.7


OTHER DATA

Net cash provided by (used in)
     operating activities...........             12.7      (13.7)     (12.2)        10.8        17.7       22.3

Net cash (used in) investing
     activities.....................           (35.3)      (72.3)     (23.8)       (4.6)       (7.0)      (8.8)

Net cash provided by (used in)
     financing activities...........             67.7         8.7      111.0       (8.3)       (8.0)     (10.1)

Cash dividends per share............               --          --         --          --          --         --

------------------------
(1) Other income in 1999 resulted principally from the sale of marketable securities and other expenses related to start up costs related to direct-to-home television. Included in other income (expense) in 2001 is the write-down of the marketable equity securities representing an other-than-temporary loss amounting to (euro)37.39 million. In 2002 other (expense), net represents the other-than-temporary loss of (euro)4.8 milliON OF marketable equity securities offset by the gain relating to the early extinguishments of the Senior Notes of (euro)2.5 million (see note 24 of the notes to the financial statements).
(2) During 2000, the conditions of SFAS 63 were satisfied with respect to certain license and distribution fees (as cash collections were received) and the valuation allowance established on the deferred tax asset relating to such fees was reversed.
(3) During the first quarter of 2001, we adopted AICPA Statement of Position 00-2 "Accounting by Producers or Distributors of Films". It requires advertising costs for television production to be expensed as incurred. It also requires certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs and all film costs to be classified on the balance sheet as non-current assets. We recorded a one-time after tax charge for the initial adoption of the standard of
     (euro)0.6 million. On January 1, 2002 we adopted FASB Statement 141 "Business Combinations" and Statement 142 "Goodwill and Other Intangible Assets". It requires that goodwill and intangible assets with indefinite lives no longer be amortized, but tested for impairment annually. It also requires that intangible assets with definite lives be amortized over their respective estimated useful lives to their estimated residual value and reviewed for impairment.
(4) Long-term obligations include our senior notes due 2007 and our senior notes due 2008, long-term indebtedness and long-term obligations under capital leases.
(5) Total debt includes bank overdrafts and short-term borrowings, long-term indebtedness (including the current portion thereof) and long-term obligations under capital leases (including the current portion thereof).

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

                                                    YEAR ENDED DECEMBER 31,
                                                    -----------------------
                                         1999      2000      2001      2002      2003
                                         ----      ----      ----      ----      ----
 Euro per U.S. Dollar
      High                              0.9483    0.9623    1.1946    0.9537    0.7938
      Low                               0.8117    0.8283    1.0488    1.1636    0.9652
      Average (1)                       0.8678    0.9052    1.1224    1.0581    0.8833
      Rate at end of period             0.8214    0.9623    1.1234    0.9537    0.7938

(1) The average of the noon buying rate on the last business day of each month during the applicable period.


         On March 30, 2004, the noon buying rate in the City of New York between the Euro and the U.S. dollar as certified by the Federal Reserve Bank of New York, expressed in dollars per euro was (euro)1.00 equals $1.2202.

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

PRE-EMPTIONS OF, OR OTHER INTERRUPTIONS TO, REGULARLY SCHEDULED PROGRAMMING COULD ADVERSELY IMPACT OUR REVENUES FROM ADVERTISING

         The war in Iraq caused us to pre-empt regularly scheduled programming in the last month of the first quarter of 2003 and resulted in a loss of revenue in the first quarter of 2003. Further acts of terrorism may negatively affect the advertising market, which could cause our advertising revenues to decline due to advertising cancellations, delays or defaults in payment for advertising time, and other factors. As Athens will be the site of the 2004 summer Olympic games, there will be heightened concern with security, which could result in programming interruptions. We also expect to shift regularly scheduled programming for the games themselves, which may have a negative impact on advertising revenue.

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

SEASONALITY OF ADVERTISING EXPENDITURES COULD IMPACT OUR BUSINESS

         Our revenue reflects seasonal patterns of advertising expenditures, which is common in the broadcast industry. Advertising revenue, which in 2003 represented 70.9% of total net revenue, is usually lowest in the third quarter and highest in the second and fourth quarter. During 2003, 21.5% of our television advertising revenue was generated in the first quarter, 35.9% was generated in the second quarter, 14.2% was generated in the third quarter and 28.4% in the fourth quarter. Consequently, our business depends substantially on advertising revenue generated in the first, second and fourth quarters which represented 85.8% of our total television advertising revenue in 2003. Unsatisfactory revenue during these periods, particularly the second and fourth quarter, could harm our business. For a further discussion of our advertising revenues, see "Item 5.-- Operating and Financial Review and Prospects" and "Item 4. -- Information on the Company--Television Advertising--General."

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

BECAUSE OF THE ACCOUNTING POLICIES WE FOLLOW, THE PROGRAMMING COSTS AMORTIZED MAY VARY AND WE COULD UNDERESTIMATE OUR REPORTING OF COSTS

         We follow AICPA statement of position No. 00-2, accounting by producers or distributors of films (SOP 00-2), which requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non-current assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Typically, the majority of the revenue is earned in the initial few years following the release with declining residual revenues earned in subsequent periods. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation.

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

WE MAY NEED ADDITIONAL CAPITAL IN THE FUTURE

         As we continue to develop and expand our business, we may require additional capital to fund our capital expenditures, potential acquisitions, research and development and working capital needs, as well as our debt service requirements and cash flow deficits. In addition, we continually reevaluate our business plan in our rapidly changing industry. Our business plan may change in material respects in the intermediate term. Any such change could result in unforeseen needs for additional financing. Our revenues and costs are dependent on factors that are largely beyond our control, such as changes in technology, increased competition, regulatory developments, fluctuation in interest or currency exchange rates and various other factors. Due to the uncertainty of these factors, our actual revenues and costs may vary significantly from our forecasts. Any such significant variation will affect our future capital requirements. In addition, as a result of our delisting, we currently have no access to the equity capital markets. Also, due to the downgrade of our senior notes in March 2003, it may be more difficult for us to issue debt securities in the future.

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

WE HAVE ENTERED THE DIGITAL SATELLITE TELEVISION MARKET WITH OTHER PARTNERS AND DO NOT HOLD A CONTROLLING INTEREST

         We currently have a 4.18% interest in NetMed N.V., the pay television platform of MIH Limited in Greece and Cyprus. We do not hold a controlling interest in NetMed. We do not have the ability to control the management of that venture or to unilaterally implement strategies we deem necessary or desirable to achieve satisfactory operating or financial results. We do not exercise operational control over the venture and we cannot assure you that we are able to influence the strategic direction of the venture. Thus far, we have entered into one agreement with NetMed for the provision of a 12-hour television channel, Antenna Gold. We cannot assure you that NetMed will operate in a manner consistent with our interests, including the purchase and distribution of programming from our library.

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


THE REGULATORY REGIME FOR BROADCASTERS IN GREECE HAS YET TO BE FORMALIZED

         Since private commercial television stations began operating in Greece in 1989, various governmental actions and pronouncements, short of the outright grant of licenses, have been taken or made. Most recently, in 2003, an amendment to the Greek Constitution transferred the responsibility for granting and renewing broadcasting licenses to a different administrative body. We were required, and did timely file, a licensing application with that body, in late 2003, based on procedures outlined in a September Presidential decree and implementing proclamation. We believe that:

         o        we have all approvals necessary for our current operations;

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

RISKS RELATING TO OUR INDEBTEDNESS

OUR INDEBTEDNESS IMPOSES LIMITATIONS ON OUR OPERATIONS

         At December 31, 2003, we had outstanding total debt of approximately
(euro)214.4 million and total shareholders' equity of approximately (euro)61.7 million. Our large amount of debt and our obligations to make principal and interest payments on our senior notes, our other indebtedness and any additional indebtedness, could have important consequences, including:

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

RISKS RELATED TO THE OWNERSHIP OF OUR SHARES

THERE IS NO PUBLIC MARKET FOR OUR SHARES

         On June 25, 2003, our ADSs were delisted from Nasdaq and on September 24, 2003 our Depositary Receipt Program was terminated. Also on June 25, 2003, we filed a Form 15 with the SEC to terminate the registration of our equity and debt securities under the Exchange Act.

         As a result of the termination of the Depositary Program, former holders of ADSs are entitled to receive ordinary shares (one half of one ordinary share per ADS). The ordinary shares are not listed on any securities exchange, and there are transfer procedures under Greek corporate law, Greek tax law and the Greek media law that restrict the ability to transfer ordinary shares. The ordinary shares are subject to ownership restrictions provided for in the Greek media law. See "- Ownership of our shares may be subject to certain restrictions under the Greek Media Law" below.

OUR SHARE OWNERSHIP IS HIGHLY CONCENTRATED AND, AS A RESULT, OUR PRINCIPAL SHAREHOLDERS CONTROL OUR BUSINESS

         Four shareholders, including our founder and three shareholders controlled by members of his family, collectively own 98.5% of our ordinary shares and control our Board of Directors and all shareholders' decisions and determine our policies, business and affairs and the outcome of any corporate transaction or other matter, including mergers, consolidations and the sale of all or substantially all of our assets.

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

         We are a leading media group in Greece. We own and operate Antenna TV, which is a leading television broadcast network and producer of television programming in Greece. We also own and operate a leading radio station, Antenna FM, and have a controlling interest in a publishing company, Daphne Communications. We intend to continue to take advantage of opportunities for cross-promotion and synergies across our media group, as well as through cooperative relationships with third parties. For example, we have a cooperation agreement with another Greek television broadcaster with a nationwide license, Makedonia TV, and a consulting agreement with another Greek radio station, Rythmos FM. In addition, we hold a 4.18% interest in NetMed N.V., the pay television platform of MIH Limited in Greece and Cyprus. Our target in respect of our investment in, and relationship with, NetMed is to become a primary pay television provider for the NetMed platform.

         Antenna TV was founded by Mr. Minos Kyriakou, our current Chairman, and began operating in December 1989 shortly after the introduction of private commercial television in Greece. Among Greek television networks, Antenna has the leading position in terms of overall ratings and overall audience share and, we believe, the leading share of television advertising revenue. Our position has been achieved through emphasizing quality and innovative programming that appeals to a variety of audience segments representing a broad cross-section of the Greek population. Our network, as well as our programming, benefits from strong brand recognition. Antenna TV:

         o operates 24 hours a day, seven days a week through a network of approximately 450 transmission towers and relay stations located throughout Greece; and

         o provides television broadcasting services that reach over 99% of Greece's 3.7 million television households giving us access to an audience of approximately 11 million people.

         We have positioned ourselves as a provider of high quality innovative television programs and as the authoritative voice in Greece for news and current affairs programs. We produce a significant proportion of our own programming. For example, we are the only Greek network to consistently produce two of our own daily soap operas, which are among the most popular television programs in Greece. This enables us to respond effectively to the viewing tastes of our target audiences and to control costs through test marketing pilot programs. This strategy is designed to maximize audience share and ratings. In 2003, based on hours of broadcast, we produced approximately:

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

         During 1999, as part of our strategy of expanding into media-related businesses, we acquired Antenna FM and a controlling interest in Daphne Communications. In February 2000, we entered into a cooperation agreement with Makedonia TV, one of the other six Greek commercial TV broadcasters with a nationwide license, under which we advise on staffing, scheduling, broadcasting and advertising sales. We also acquired an option to acquire a 51% interest in Makedonia TV, when and if such acquisition is allowed under applicable law (see "-B. Business Overview-Distribution of Programing"). In August 2000, we acquired interests in Bulgarian media businesses, including a leading private television network in Bulgaria and a radio station. Also in August 2000, we entered into a consulting agreement with Rythmos FM, effective June 1, 2000, to provide expertise in production, advertising sales, promotion and financial activities.

         From 2001 to 2003 we:

         o        commenced Internet related services;

         o became a 75% shareholder in newly established music recording company, Heaven Music S.A. and subsequently purchased an additional 11% interest in Heaven Music;

         o established "Antenna Pay TV Ltd", which acquired a 5% interest in NetMed N.V., the majority shareholder of Multichoice Hellas SA, which is the only subscription television platform operating in Greece and Cyprus under the name "Nova." Antenna Pay TV owns 100% of "Antenna Gold Overseas Ltd" which currently operates Antenna's premium pay TV channel on the Nova bouquet. In 2003, as a result of the issuance by NetMed of shares to an additional strategic investor our interest in NetMed was diluted to 4.18%;

         o became a 100% shareholder in a newly established school for vocal artists, "Fame Studio".

         As we previously disclosed, our four principal shareholders, Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited, Praxis Global Investments Limited, Minos Kyriakou and our Chairman, Minos Kyriakou, our Vice Chairman, Theodore Kyriakou and two of our directors, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerors") made a tender offer to purchase all of our outstanding ordinary shares and American Depositary Shares not already owned by the Offerors or their affiliates. The Offer was completed in January 2003. Following the completion of the Offer, the Offerors and their affiliates now own 19,553,331 of our ordinary shares, representing approximately 98.5% of our total share capital.

         On June 20, 2003, we announce that we filed with The Nasdaq National Market a request to delist our ADSs. On June 25, 2003 our ADSs were delisted from Nasdaq and September 24, 2003 our Depositary Receipt Program was terminated. Also on June 25, 2003, we filed a Form 15 with the SEC to terminate the registration of our equity and debt securities under the Exchange Act. See "Item 3. Key Information - Risk Factors - Risk related to the ownership of our shares

         As a result of the termination of the Depositary Program, former holders of ADSs are entitled to receive ordinary shares (one half of one ordinary share per ADS). The ordinary shares are not listed on any securities exchange, and there are transfer procedures under Greek corporate law, Greek tax law and the Greek media law that restrict the ability to transfer ordinary shares. The ordinary shares are subject to ownership restrictions provided for in the Greek media law.

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

         o seek to maximize advertising revenue by broadcasting and producing programming that appeals to a variety of audience segments and targeting viewers that are most attractive to advertisers; and

         o seek growth opportunities through selective acquisitions and cooperation arrangements.

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

BROADEN OUR PRESENCE IN OTHER MEDIA-RELATED BUSINESSES SUCH AS RADIO AND PUBLISHING

         We own Antenna FM and have a 51% interest in a magazine publisher, Daphne. Our radio and publishing operations allow us to capitalize on our relationships with advertisers and derive synergies and cost savings from cross-promotions, brand strengthening and merged advertising sales forces. We intend to reinforce our position as a leading participant in the radio sector in terms of both ratings and advertising share. We also intend, through collaboration with existing stations (such as Rythmos FM) and new stations in Greece, to explore opportunities arising from industry consolidation.

         We intend to launch or acquire additional magazine titles to complement the current magazine titles published by Daphne on an opportunistic basis. We expect that many of these will cover subject matter tied to our proposed digital theme channels. We continually monitor the performance of our magazine titles and may, in the future, suspend certain titles if they fail to generate sufficient advertising revenues.

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

         We are leveraging our relationships through our direct affiliate, Antenna Internet SA, with strategic partners such as Cosmote, Stet Hellas and Vodafone, each a Greek cellular telephone service provider, to make our content available to all Greek cellular telephone subscribers. We have already established and operate our corporate site, as well as a portal for reality television shows in Greece, which provides an interactive experience, pioneering in the Greek market, with live video and audio streaming.

PURSUE COMPLEMENTARY BUSINESS OPPORTUNITIES

         In addition to the sale of broadcast rights of our own programming, we also continue to seek to generate incremental revenue through infomercials, audiotext programming, home shopping sales and merchandising, which are promoted during dead time. Our merchandising operations include a co-branded Visa(R) credit card issued by the Commercial Bank of Greece, one of the largest banks in Greece, sales of our popular programming.

         We are a 86% shareholder in a newly established music company, Heaven Music S.A, extending our presence in the music industry as part of our content creation strategy. We will also seek to take advantage of opportunities that may present themselves, if and when media and other regulated sectors are further liberalized.

REINFORCE OUR POSITION OUTSIDE GREECE AND FURTHER EXPAND GEOGRAPHICALLY IN THE BALKAN COUNTRIES

         Approximately five million Greeks live outside Greece, compared to 11 million in Greece. We will continue to seek to strengthen our presence in the United States and Canada, where we currently distribute programming through Antenna Satellite, and Australia, where we currently distribute programming through Pacific Broadcast, and enter new markets with high concentrations of Greek-speaking audiences. We expect to distribute programming to Greek speaking audiences elsewhere in Europe, including Germany, Belgium and the United Kingdom, and in South Africa. We intend to sell programming to neighboring countries, particularly countries in the Balkan region, whose populations share cultural and other similarities with Greeks and have experienced an influx of investment by Greek companies, including a number of our principal advertisers. We own interests in Bulgarian media businesses: Nova Television, a private television network in Bulgaria, and a radio station, Radio Express, and intend to invest approximately (euro)4.5 million in Bulgaria between the end of 2003 and 2008 to upgrade the Nova Television network.

GREEK TELEVISION BROADCASTING INDUSTRY

         The private commercial television industry in Greece began in late 1989. At that time, the Greek television industry consisted of three government-owned television stations, ET1, NET (formerly ET2) and ET3, each operated by ERT S.A. (or ERT), the state-owned radio and television broadcaster in Greece. Antenna was launched in December 1989, shortly after the introduction of private commercial broadcasting in Greece. Five other private commercial national networks and a number of regional stations covering different geographical areas of Greece are currently operational. The five other national networks are:

         o        Mega Channel (launched in November 1989);

         o        Star Channel (launched in September 1993);

         o        Alpha (formerly Skai TV) (launched in October 1993);

         o        Makedonia TV (launched in April 1994); and

         o        Alter (formerly Channel 5) (launched in November 1994).

         In addition, a number of small local stations broadcast without regulatory approval, but are not considered to have a significant impact on the national or regional advertising market. Government efforts to close down such stations have been undertaken and are continuing. In 2003, the nine national television broadcasters ranked by AGB Hellas (or AGB), a subsidiary of AGB Group International, an Italian company, accounted for approximately 90.5 % of the audience share and 99.6 % of the television advertising expenditures in Greece.

         NetMed Hellas, an indirect subsidiary of MIH Ltd. (and a subsidiary of NetMed N.V.), currently offers subscription television services through the digital subscription television platform, known as "Nova" owned by Multichoice Hellas SA, also a subsidiary of NetMed NV. Multichoice also distributes analogue (terrestrial) pay TV services. In October 2001, we acquired a 5% interest in NetMed N.V, which as a result of the issuance by NetMed of shares to an additional strategic investor, is now 4.18%. Our goal in respect of our investment in, and relationship with, NetMed is to become a primary pay television provider to the NetMed platform.

         In addition, several international programmers, such as CNN, Euronews, Eurosport/TV5 Europe and RIK, currently have their programming retransmitted in Greece by ERT. We believe that these broadcasts have a negligible impact on the national advertising market.

GREEK TELEVISION ADVERTISING MARKET

         There are approximately 11 million people and approximately 3.7 million television households in Greece. Daily viewing time in Greece has increased significantly since the introduction of private commercial television broadcasting in 1989. In 2003, Greek daily viewing time was 233 minutes, compared to 131 minutes in 1990. This increase was primarily the result of higher quality programming and greater programming variety.

         The Greek advertising industry, and television advertising in particular, has grown significantly in recent years. Greek television net advertising expenditures have experienced approximately 14.2% average annual real growth since 1989, approximately 11.4% since 1997, reaching approximately
(euro)403 million in 2003. This growth wAs due primarily to the privatization of Greek television, where increased average television viewing time was driven by the higher quality and greater variety of programming.

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

         o specific industry factors such as the expected reduction in taxes imposed on the sale of automobiles in Greece and the expected liberalization of advertising of over-the-counter drugs; and

         o        the 2004 Athens Olympic Games.

         Television advertising in Greece accounts for a significant proportion of total display advertising ((euro)671 million in 2003). We estimate that the proportion of net Greek advertising, other than outdoor advertisIng, which we believe is immaterial, represented by television advertising in 2003 was approximately 60%, as compared to approximately 43% in 1989. In contrast, for 2003 we estimate that the proportion of Greek advertising represented by magazine advertisements was approximately 23%, newspaper advertisements were approximately 8% and advertisements aired over radio was approximately 8%. The proportion of advertising in Greece represented by television advertising is one of the highest in the EU.

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

PROGRAMMING

         We have positioned our television broadcasting channel as a general audience programmer, offering a full range of programming, including:

         o        National and international news programs       o        situation comedies

         o        Foreign and Greek drama                        o        sporting events

         o        Variety shows                                  o        game shows

         o        Greek films                                    o        foreign feature films.

         o        talk shows and current affairs programs        o        reality shows

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

         o        produce a prime time reality show

         We also distribute programming for broadcast to Greek-speaking audiences in Cyprus, the United States, Canada and Australia, and expect to distribute programming to Greek-speaking audiences elsewhere in Europe, including Germany, Belgium and the United Kingdom as well as in South Africa.

         The table below presents a breakdown of our own programming and of acquired programming for 2002 and 2003 aired between 7:00 a.m. and 1:00 a.m.:

                                                                             2002                       2003
                                                                   -----------------------    ----------------------
                                                                    YEARLY                     YEARLY
                                                                     HOURS                      HOURS
                                                                   BROADCAST    PERCENTAGE    BROADCAST   PERCENTAGE
                                                                   ---------    ----------    ---------   ----------
OWN PROGRAMMING:

TYPE OF PROGRAM
News                                                                    761          14.3%         772         14.7%
Talk shows and current affairs                                          911          17.2          961         18.3
Greek prime time dramas, situation comedies and soap operas           1,417          26.7        1,520         29.0
Sports programs and live sporting events                                 47           0.9           44          0.8
Variety shows                                                           905          17.0          606         11.6
Game shows                                                              179           3.4          154          2.9
Other                                                                   208           3.9          512          9.8
                                                                      -----          ----        -----         ----
     Total own programming                                            4,428          83.4%       4,569         87.2%
                                                                      -----          ----        -----         ----

ACQUIRED PROGRAMMING:

TYPE OF PROGRAM
Foreign series                                                          128           2.4%          71          1.4%
Children's programming                                                  174           3.3          115          2.2
Foreign movies                                                          303           5.7          293          5.6
Other                                                                     5           0.1           10          0.2
Greek movies                                                            273           5.1          181          3.5
                                                                      -----          ----        -----         ----
     Total acquired programming                                         883          16.6%         670         12.8%
                                                                      -----          ----        -----         ----
         Total                                                        5,311         100.0%       5,239        100.0%
                                                                      =====         =====        =====        =====


         During the past few years, we have invested significantly in the development of our programming library. The programming library represents approximately 51,865 hours of owned programming and approximately 5,500 hours of acquired programming (primarily from our exclusive six-year contract with Twentieth Century Fox Television Limited). We continue to derive revenue from the airing of this programming, either through reruns or the distribution and syndication of this programming outside Greece. As of December 31, 2003, approximately 80% of our total programming library was fully amortized.

PROGRAMMING PRODUCED BY ANTENNA

         We produce a variety of programs including news programs, talk shows and current affairs programs, dramas, situation comedies, soap operas, sports programs, variety shows, reality shows and game shows. In 2003, we produced all of our ten most highly rated, regularly scheduled programs.

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

         VARIETY SHOWS. We produce various daily and weekly variety shows generally hosted by popular entertainers. These include PROINOS KAFES (MORNING COFFEE) and KATSE KALA (BEHAVE). Such shows typically feature games, interviews, and singing, dancing and other light entertainment. MORNING COFFEE, a three and one half-hour program aired daily on weekdays, has been an integral part of our line-up since 1990.

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

         REALITY SHOWS. We produced our own reality show, MISSION. Broadcasts of MISSION commenced in September, 2003 and ran until December, 2003.

         SPORTS PROGRAMS AND LIVE SPORTING EVENTS. We air a variety of sporting events, such as basketball games and track and field events. During 2003, we broadcasted seven events of the Golden League, a worldwide track and field competition under the auspices of the International Amateur Athletic Federation
(IAAF).

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

         Special events programming includes exclusive broadcast rights to the Greek beauty pageant, which currently holds two events annually (MISS GREECE and MISS YOUNG). We also produce special programs for Christmas, Easter, political elections and other major events, including the music awards. We also produce documentaries on a number of contemporary, historical and cultural subjects.

         We are also a member of the Permanent Conference of Mediterranean Audiovisual Operators, a 34-member group of networks from 27 countries in the Mediterranean region that addresses co-production and other issues relevant to the audiovisual industry.

ACQUIRED PROGRAMMING

         We purchase programming, consisting principally of content produced in the United States, from approximately 20 suppliers, including Fox, MGM/UA, Paramount, Sony, Warner Brothers, Disney, NBC, CBS and Universal. Our acquired programming includes Greek and foreign feature films, television series, children's programming, game show formats and CBS news broadcasts.

         Beginning in 2001, we licensed the rights from Endemol Entertainment International BV to broadcast various reality programs. BIG BROTHER ran for four months in 2001 and each broadcast had a consistently high audience share. The agreement also provided for related television, merchandising and e-commerce rights. Following the success of Big Brother, we licensed further rights from Endemol Entertainment, as a result of which BIG BROTHER II ran for four months in 2002, FAME STORY aired for four months in 2002 and THE WALL aired for four months in 2003.

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

         o        weekday afternoons  (2:00 p.m.-5:30 p.m.);

         o        weekday evenings  (5:30 p.m.-9:00 p.m.);

         o        weekday prime time  (9:00 p.m.-11:00 p.m.);

         o        weekday late evenings (11:00 p.m.-1:00 a.m.); and

         o        weekends.

         The table below presents the weekday programming for the 2003 mid-season:

         TIME                          NAME                                      PROGRAM TYPE
-----------------------  -----------------------------     --------------------------------------------------------
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

11:00 a.m. - 11:05 a.m.  NEWS                              Headlines

11:05 a.m. - 1:10 p.m.   PROINOS KAFES (MORNING COFFEE)    A live, morning variety show

1:10 p.m. - 1:15 p.m.    SUPER GAME                        Live game show, produced in cooperation with Audiotex

1:15 p.m. - 2:00 p.m.                                      Reruns of Greek situation comedies

2:00 p.m. - 2:45 p.m.    NEWS                              National and international news, special reports, sports
                                                           and weather

2:45 p.m. - 2:50 p.m.    HRIMA & HRIMATISTIRIO             Stock market news

2:50 p.m. - 3:25 p.m.                                      Reruns of Greek situation comedies

         TIME                          NAME                                      PROGRAM TYPE
-----------------------  -----------------------------     --------------------------------------------------------
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

         Our weekend morning programming consists of two parts. The first part is geared toward children and consists primarily of U.S. programs, particularly cartoons such as INSPECTOR GADGET, DRAGON BALL, LOONEY TUNES, PANDORA & PLATO which is the first Greek cartoon production, and action series such as POWER RANGERS, RESCUE HEROES AND NINJA TURTLES. Weekend afternoon and evening programming includes talk shows, Greek features, foreign series and films, game shows and Greek reruns.

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

RATINGS AND AUDIENCE SHARE

         Audience survey data are used by television broadcasters and advertisers to determine how many and what type of viewers watch a particular program. The principal supplier of audience survey data in Greece is AGB, which covers nine national television networks in Greece. AGB conducts its operations by using "people meters" to record the television preferences of viewers. A "people meter" is a small computer attached to the television set that records channels watched and family members keyed in, as viewing television during any particular time period, along with other statistics that are useful for both television broadcasters and advertisers. As of December 2003, the AGB sample size is 1200 households (an estimated 3500 individuals), a sample size which is consistent relative to that used in other countries.

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

         Since 1997, we have had the leading market share among Greek television broadcasters, reflecting our success in attracting talent and our success in television marketing. The table below presents, for the last five years, our average share of audience, generally and during prime time only (9:00 p.m.-11:00 p.m. weekly), as compared to our principal national competitors for the periods indicated:

                                                                                      AVERAGE AUDIENCE SHARE
                                       AVERAGE AUDIENCE SHARE                             FOR PRIME TIME
                            -----------------------------------------     -----------------------------------------
NETWORK                     1999     2000      2001     2002     2003     1999      2000     2001     2002     2003
-------                     ----     ----      ----     ----     ----     ----      ----     ----     ----     ----
Antenna                      23.0%    21.8%     22.9 %   21.8%    22.5%    26.5%     23.1%    24.7%    21.2%    23.5%
Mega Channel                 20.5     21.2      21.3     20.1     17.3     23.5      23.0     23.0     25.9     20.3
ET1 and NET                   9.5     10.6       9.5     10.9     12.4      9.9      11.4     10.6     11.4     13.8
Alpha                        16.7     15.8      14.6     13.0     13.3     14.3      13.1     12.7     11.2     11.7
Star Channel                 13.7     13.7      12.7     11.2     12.2     12.9      14.2     11.4     10.9     12.7
Other(1)                     16.6     16.9      19.0     23.0     22.3     13.0      15.2     17.6     19.4     18.0
                            -----    -----     -----    -----    -----    -----     -----    -----    -----    -----
Total                       100.0%   100.0%    100.0%   100.0%   100.0%   100.0%    100.0%   100.0%   100.0%   100.0%
                            =====    =====     =====    =====    =====    =====     =====    =====    =====    =====

------------------------
(1)  Includes home video, satellite, Tempo, Makedonia TV, ET3 and Alter.

         The table below presents, for the last five years, our average ratings figures, generally and during prime time only (9:00 p.m.-11:00 p.m. weekly), as compared to our principal national competitors for the periods indicated:

                                          AVERAGE RATINGS                      AVERAGE RATING FOR PRIME TIME
                            -----------------------------------------     -----------------------------------------
NETWORK                     1999     2000      2001     2002     2003     1999      2000     2001     2002     2003
-------                     ----     ----      ----     ----     ----     ----      ----     ----     ----     ----
Antenna                      3.6%     3.3%      3.5 %    3.4%     3.6%     9.1%      7.2%     8.1 %    7.1%     7.9%
Mega Channel                 3.2      3.2       3.3      3.1      2.8      8.1       7.2      7.5      8.6      6.9
ET1 and NET                  1.5      1.5       1.4      1.7      2.0      3.4       3.6      3.5      3.8      4.6
Alpha                        2.6      2.4       2.2      2.0      2.1      4.9       4.1      4.1      3.8      4.0
Star Channel                 2.2      2.0       1.9      1.8      2.0      4.4       4.5      3.7      3.6      4.3

TELEVISION ADVERTISING

GENERAL

         A substantial portion of our revenue is derived from the sale of national advertising. During 2003, approximately 61.0% of our total net revenue came from national broadcast television advertisements. Sales are made for advertising over a specific period of time. We have approximately 300 separate advertising rates ranging from (euro)1.00 to (euro)600.00 per second, which we set monthly. In setting advertising rates, which are tied to specIFIc programs, we consider, among other factors, the rating of the program during which advertisements will run and the likely impact of rate increases on advertising volume. The highest prices for advertisements that we broadcast are for certain prime time series and for talk shows, soap operas, special events and movies, which are aired during both prime time and non-prime time. Advertising prices tend to be higher during the peak viewing months of April through June and October through December than during the late summer months when many Greeks are on vacation. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law (see "--Regulation"). These rebates are negotiated at the time such advertising arrangements are made.

         We sell advertising time to a broad and diverse group of advertisers. Of the revenue derived from advertising in 2003, approximately 91.3% was generated through advertising agencies representing multiple advertisers. The balance was generated directly from individual advertisers that negotiate their own advertising arrangements and are not represented by advertising agencies. In 2003, our top 10 advertisers accounted for approximately 30.4% of our gross advertising revenue. In the same year, our top 50 advertisers accounted for approximately 64.0% of our gross advertising revenue. No single advertiser accounted for 10% or more of our 2003 gross advertising revenue. The table below presents the percentages of our advertising revenue generated by particular sectors during 2001, 2002 and 2003:

                  SECTOR                 2001           2002          2003
----------------------------------       ----           ----          ----
Food and drink                           23.7 %         24.3%         27.3%
Personal care and household              14.2           13.4          13.9
Automobiles                               9.9           10.6          10.8
Alcoholic beverages                       6.2            6.4           5.9
Cosmetics                                 5.5            0.1           5.2
Government                                5.2            8.6           5.5
Electronics                               4.8            3.1           2.2
Services                                  0.6            0.1           0.3
Toys                                      1.4            1.5           0.3
Paper products                            0.3            0.3           0.1
Other                                    28.2           31.6          28.5
                                        ------         ------        ------
     Total                              100.0%         100.0%        100.0%
                                        ======         ======        ======

         Unilever, Procter & Gamble, Fage (a Greek dairy company), Vodafon, Delta (a Greek dairy company), Cosmote, Nestle, Coca Cola, Levi, and Germanos (a Greek electronics retailer) were our top 10 largest advertisers in 2003, accounting collectively for approximately 30.4% of our gross advertising revenue during 2003.

         We currently sell only a portion of our available advertising time. In addition, we use a variety of means to utilize unsold advertising time in all time periods, commonly referred to as "dead time," to improve our operating results and cash flow. See "--Other Sources of Revenue." The table below presents, for 2001, 2002 and 2003, our estimate of total available advertising time sold during prime time, during viewing hours of 7:00 a.m. to 1:00 a.m., and total available advertising time sold, each measured in terms of time sold to advertising clients and time sold to advertising clients together with dead time allocated to audiotext, infomercials and home shopping:

                                                                              MEASURED BY TIME
                                                                            SOLD TO ADVERTISING
                                                                              CLIENTS TOGETHER
                                                                          WITH DEAD TIME ALLOCATED
                                       MEASURED BY TIME SOLD             TO AUDIOTEX, INFOMERCIALS
                                      TO ADVERTISING CLIENTS                 AND HOME SHOPPING
                                   -------------------------------    -------------------------------
          TIME SLOT                 2001         2002       2003       2001        2002         2003
-----------------------------       ----         ----       ----       ----        ----         ----
Prime time (9:00 p.m. to           85.0 %        77.7%       75.7%     99.9 %     93.0%         93.9%
11:00 p.m.)

7:00 a.m. to 1:00 a.m.             69.0          73.4        68.9      87.8       87.7          87.2

Total available advertising        57.1          62.1        60.3      82.7       81.6          82.6
time

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

         We also enter into barter sales arrangements (advertising in exchange for goods, services and other assets) with other media companies such as newspapers, radio stations and magazines, and with equipment suppliers and service providers such as insurance companies and advertising agencies. For 2003, barter sales represented approximately 0.4% of our total net revenue.

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

ADVERTISING SHARE

         We have had the leading share of net advertising expenditures among Greek television broadcasters since 1991. The table below presents our estimates of the proportionate shares of advertising revenue for 1999 through to 2003:

                                                     ADVERTISING REVENUE(1)
                                         -------------------------------------------------
                                         1999       2000      2001       2002       2003
                                         ----       ----      ----       ----       ----
Antenna                                  36.5%      34.8%     35.5 %      35.6%      35.6%
Mega Channel                             35.7       34.0      33.6        33.6       28.4
ET1 and NET                               3.5        5.4       3.8         4.0        4.0
Alpha                                     9.0        9.4       9.9        10.8       12.7
Star Channel                             13.1       14.1      13.3        10.1       11.1
Other                                     2.2        2.3       3.9         5.9        8.5
                                        -----      -----     -----      -----      -----
     Total                              100.0%     100.0%    100.0%     100.0%     100.0%
                                        =====      =====     =====      =====      =====

------------------------
(1) Our estimate of net advertising revenue based on public filings made by broadcasters with Greek tax authorities disclosing actual advertising rates, published annual statutory results (for years before 2002) and other sources. Regulatory changes that took effect at the beginning of 1996 had the effect of eliminating the use of free advertising by subjecting the value thereof, as disclosed to the Greek tax authorities, to tax and limited incentive rebates to a maximum of 9.9% of the cost of the airtime purchased. These regulatory changes did not affect other media and consequently, newspapers and other media may continue to offer free advertising and to benefit from free advertising offered to them. See "--Regulation."

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

         Our programming library consists of approximately 51,865 hours of our own programming, including approximately 14,023 hours of news and approximately 37,842 hours of other programming, including talk shows, variety shows, game shows, sports programming and other programming. Owned programming from the library is also sold for broadcast to Greek-speaking audiences in Cyprus, the United States, Canada and Australia, with sales expected in Germany, the United Kingdom, Belgium and South Africa. We also license programming from our library to other broadcasters in countries neighboring Greece, particularly the Balkan countries, whose populations share cultural and other similarities with Greeks. In addition, we have 4,098 hours of acquired programming which we have the rights to air in Greece within specified time periods.

         Our acquired programming library currently includes 2,030 hours of foreign films, 1,231 hours of 60-minute series, 525 hours of children's programming and 312 hours of 30-minute series. Since 1995, we have derived revenues from providing programming to Antenna Cyprus. Antenna Cyprus, which was launched in June 1993, is one of five free-to-air television broadcasters operating in the Greek language in Cyprus. Antenna Cyprus operates from 7:00 a.m. to 2:30 a.m. We provide approximately 40% of Antenna Cyprus' programming. See "Item 5.--Operating and Financial Review and Prospects" and "Item 7B.--Related Party Transactions."

         Since 1996, we have derived revenues from programming and distribution agreements with Antenna Satellite. A company affiliated with our Chairman, Mr. Minos Kyriakou, through indirect share ownership and membership on the board of directors, holds 50% of the shares of Antenna Satellite. An unrelated third party holds the other 50%. See "Item 5. --Operating and Financial Review and Prospects" and "Item 7B--

Related Party Transactions." Antenna Satellite broadcasts primarily our programming to Greek-speaking audiences in the United States and Canada. Our signal is transmitted to the United States via satellite and carried to viewers via direct broadcast satellite and cable television. Programming is aired 21 hours per day weekdays, 10 hours of which are original broadcasts and 11 hours of which are rebroadcasts.

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

         We have a cooperation agreement with Makedonia TV, one of the six other Greek commercial TV broadcasters with a nationwide license, under which we, in return for an annual fee (currently 6% based on Makedonia TV's revenues), advise on staffing, scheduling, broadcasting and advertising sales, thus leveraging our skills in these areas. We also license programming from our library to Makedonia TV. In February 2000, we advanced (euro)8.8 million in exchange for the right to acquire a controlling interest in Makedonia TV. This right gives us, or third parties nominated by us, the ability to acquire a 51% interest in Makedonia TV from its three shareholders for a total consideration equal to the advance payment. We may acquire this interest until February 10, 2006, if and when Greek law permits a broadcaster, its shareholders or both, to own or control two licensed free-to-air television broadcast companies, otherwise we may nominate third parties to exercise this option on our behalf, or be refunded all amounts paid, plus accrued interest.

         We have interests in two Bulgarian media companies, including a 100% interest in Nova Television, and a 100% interest in a Bulgarian radio station. Nova Television, established in 1995, was the first, private television network in Bulgaria. Nova is a free-to-air television network that produces and broadcasts television programming. In November 2000, Nova was awarded a 15-year nationwide license. In 2001, however, as a result of an action of a third party against the Bulgarian government, an administrative court in Bulgaria declared this license void because the Bulgarian government did not follow certain procedures when the license was issued. On July 18, 2003, the Bulgarian government reissued the license to Nova Television. As such, Nova Television has re-commenced operations as a nationwide television station. We intend to invest approximately (euro)4.5 million in Bulgaria between the end of 2003 and 2008 to upgrade the network.

         To further the distribution of our programming, we would consider acquiring interests in broadcasters in other neighboring countries if attractive opportunities were to present themselves and if such acquisitions were permitted under applicable law.

RADIO

         We own 99.97% of the capital stock of Antenna Radio, which operates Antenna FM (97.2 FM). Antenna Radio was established in 1988 as one of the first commercial radio operators in Greece. Antenna Radio serves the greater Athens area, operating 24 hours a day, seven days a week. The station targets audiences aged 25 and over with a combination news/talk and music format. Programming includes local, national and international news, weather, traffic and sports, and commentary, analysis, discussion, interviews, call-ins and information shows. Antenna Radio's primary source of revenue is the sale of advertising airtime. Antenna Radio has positioned itself as the authoritative voice in radio news coverage in Greece. Radio stations in Greece are required to operate on a regional basis and there are no private commercial radio stations operating nationally. Antenna Radio sells national advertising based on its arrangements with local broadcasters throughout Greece extending its coverage to approximately 70% of Greece. Antenna Radio also cooperates with Voice of America in its newsgathering and dissemination efforts.

         We estimate that, of the 20 radio stations monitored by Media Services in 2003, Antenna Radio had the seventh highest gross advertising share for the year. Antenna Radio's share was 7.63%, as compared to 10.79 for Skai, which has a format similar to Antenna Radio. In terms of ratings for news radio stations operating in the greater Athens area, we had a 9.1% share (according to the latest Media Service measurements), the second highest rating in 2003, compared to a 12.1% share for Skai.

         Antenna Radio has a consulting agreement with Rythmos FM, a Greek radio station that targets young audiences as well as educated professionals. Under this agreement, which expires on June 1, 2010, Antenna Radio provides Rythmos FM with expertise in production, advertising sales and promotion. Antenna Radio also advises on the format, development, direction and timing of programming for Rythmos FM and provides content such as music, news information, sports results and entertainment updates. In addition, our marketing, sales and programming staffs advise Rythmos FM on how best to target key demographics to better maximize advertising revenues. During 2003, we received fees equal to 40% of the gross revenues of Rythmos FM and rental income from Rythmos FM's use of our technical equipment. See "Item 7B. --Related Party Transactions."

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

NEW MEDIA MARKETS

         In addition to strengthening our position in the terrestrial television and radio broadcast markets, we intend to expand our use of digital satellite television, and continue our use of the Internet, as distribution channels for our content.

DIGITAL SATELLITE TELEVISION

         In 2001, we acquired a 5% interest in NetMed for approximately $12.3, which as a result of the issuance by NetMed of shares to an additional strategic investor is now 4.18%. NetMed is the pay television platform of MIH Limited in Greece and Cyprus. In connection with our investment in NetMed, we entered into a five-year channel distribution agreement with MultiChoice Hellas, a subsidiary of

NetMed. The channel distribution agreement entitles us to receive a fee in respect of each subscriber, as defined in the agreement, for each channel that we provide.

         Our management believes our investment will provide us with three important benefits. It is expected that it will:

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

         In March 2002, we concluded an agreement with MultiChoice Hellas under which we assigned the right to distribute BIG BROTHER II to MultiChoice Hellas through a channel on the Nova bouquet. The right expired on June 30, 2002. In March 2003, we concluded a similar agreement with MultiChoice Hellas under which we assigned the right to distribute THE WALL. The right expired on June 30, 2003. We received flat fees during the term of each of the agreements. In January 2004, we concluded another agreement with MultiChoice Hellas under which we assigned the right to distribute THE FAME STORY. The right will expire on June 30, 2004. We will receive a flat fee during the term of the agreement.

         For a discussion of the risks related to our intended entry into digital satellite television, see "Item 3. --Key Information--Risk Factors--Risks relating to digital satellite television and the Internet."

INTERNET AND PREMIUM MOBILE TELEPHONY

         Through our subsidiaries, Audiotex SA and Antenna Internet SA, we have agreements with Cosmote, a mobile telephone company and a subsidiary of Hellenic Telecommunications Organization (OTE), to offer content for mobile-based value added services. Under the agreement, a wide scope of infotainment services, such as news information, sports results and horoscopes, are provided to Cosmote's subscribers. Our Internet network delivers content to end-users via Cosmote's Smart Messaging System and Multimedia Messaging System.

         Similar agreements are in place with Stet Hellas, a subsidiary of Telestet, an Italian telecommunications company, as well as Vodafon, another mobile telephony operator, to deliver a wide array of content services to their mobile phone subscribers using wireless application protocol (WAP) services, as well as their SMS and MMS platforms.

OTHER SOURCES OF REVENUE

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

         Audiotex is our wholly owned subsidiary and is a provider of both live and automated interactive telephone services, specializing in mass-market entertainment products. Audiotex provides its interactive expertise to broadcasters, publishers, telecommunications providers and mass advertisers. In addition to providing audiotext services, Audiotex provides direct marketing services, including preparation of databases, establishment of consumer help lines and classified advertising. Audiotex provides services to various advertisers, a number of local television and radio stations, and various magazines and newspapers. Audiotex derives its revenue principally from telephone calls to premium rate phone numbers. Audiotex has agreements with all major telephony (standard and cellular) operators (including OTE, for standard telephony users, and Vodafone, Stet and Cosmote for mobile telephony users) to ensure access of users to its services regardless of platform. Its frame agreement with OTE, Vodafone Stet and Cosmote provides, among others, that they charge telephone callers a fee on behalf of Audiotex and handles Audiotex's network operation and billing system in respect of the particular standard telephony numbers accessed for the services.

INFOMERCIALS

         We also derive revenue from Epikinonia Ltd., which produces infomercials and pays us for production and technical support.

TRAINING CENTER FOR JOURNALISTS AND OTHER MEDIA PERSONNEL

         We own one of the leading training centers for journalists and other media personnel in Greece. The Antenna Training Center, which was founded in 1991 and is owned by Antenna Spoudastiki, our direct subsidiary, provides courses of study for journalists, sound technicians, cameramen and directors. Journalists, sound technicians, cameramen and directors follow a two-year course of study.

         We believe that the training center assists us in training and attracting qualified talent. To date, a number of graduates from the training center have joined us in a variety of positions from on-air personalities to sound technicians and cameramen.

MUSIC AND PERFORMING ARTS TRAINING CENTER

         On July 29, 2003, we formed "Fame Studio Ltd", a wholly owned subsidiary of Antenna TV. Fame Studio provides courses for singers seeking to enter the music recording industry. We believe that Fame Studio assists us in training and attracting qualified talent.

OTHER COMPLEMENTARY BUSINESSES

         We generate revenue from other complementary businesses. We:

         o have an arrangement with the Commercial Bank of Greece, one of the largest banks in Greece, under which we receive 50% of gross fees and commissions and 30% of interest net of the bank's expenses and losses, generated by a co-branded Visa(R) credit card bearing our brand "ANT1;"

         o have a contractual agreement, renewable upon mutual agreement every three months, under which we provide dead time to home shopping companies to promote home shopping products, in return for a varying percentage of the revenues derived from the sale of such products;

         o record and sell music soundtracks from a variety of our television shows and other productions; and

         o produce and sell music records and compact discs by popular Greek recording artists.


COMPETITION

TELEVISION

         We compete for advertising revenue principally with Mega Channel and, to a lesser extent, with the other national private commercial networks operating in Greece, including Star Channel, Alpha (formerly Skai TV), Makedonia TV, Alter (formerly TV5), the subscription channels operated by NetMed Hellas and the three government-run channels (ET1, NET (formerly ET2) and ET3) that occasionally air commercial advertisements and with other advertising media, such as radio, newspapers and magazines and outdoor advertising. There are currently no subscription cable services operating in Greece. The table below presents, as of December 31, 2003, the household penetration and the hours of daily transmission of the state-owned networks and our principal competitors among the private broadcasting networks:

                                                   HOUSEHOLD       DAILY HOURS
             NETWORK/CHANNEL                      PENETRATION      TRANSMISSION
---------------------------------------           -----------      ------------
State Owned
     ET1                                             100%              24
     NET                                             100               24
     ET3                                              90               24

Private
     Antenna                                         100               24
     Mega Channel                                    100               24
     Alpha                                           100               24
     Star Channel                                    100               24

--------------------------
Source:  Zenith Optimedia.

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

MUSIC RECORDING

         Heaven Music is a producer of compact discs, DVD's and cassettes of local popular artists and authors for sale to distributors. Heaven Music competes for revenue with other music recording companies.

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

         o The Ministry did not act on these applications, as in the meantime an amendment to the Greek Constitution provided that the competence for the granting/renewal of such licenses would be transferred to an independent administrative authority, the National Broadcasting Council ("NBC"); and

         o In September 2003 a Presidential decree was issued setting forth the specifics of the licensing procedure to be followed by applicants and the NBC (providing, among other things, that existing licenses remain in force until NBC acts on the applications of the new procedure), The decree was followed by a detailed proclamation for licenses issued by the NBC, which provided, among other things, for a December 1, 2003 filing deadline for the relevant licensing applications. Antenna timely filed its application and supporting documentation with the NBC in accordance with existing laws, regulations and the licensing proclamation and reasonably expects that the application will be satisfied and its broadcast license renewed.

         The Media Law provides that a rejection of a license may be made only for cause and further provides that an applicant whose renewal application is denied may appeal to the NBC as well as to the Greek administrative courts. The annual license fee for a licensed broadcaster is 2% of gross revenue.

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

         To date, NetMed operates the only two subscription television networks in Greece:

         o the Filmnet bouquet, a terrestrial service operated by MultiChoice Hellas, a subsidiary of NetMed, and ERT, the Greek public broadcaster; and

         o the Nova bouquet, distributed via satellite by MultiChoice Hellas, owner of the digital satellite license.

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

         Antenna Radio acquired its license to operate after the granting of its application by the Ministry of Press and the NBC on May 24, 2001 and is one of the 35 licensed and legally operating radio stations in greater Athens area.

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

C.       ORGANIZATIONAL STRUCTURE

         As of March 30, 2004, the following are our significant subsidiaries, their jurisdiction of incorporation and the percentage of shares that we hold in these subsidiaries:

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

         o        Pacific Broadcast Distribution Ltd. (Liberia)
                  100%

         o        Audiotex S.A. (Greece)
                  100%

         o        Daphne Communications S.A. (Greece)
                  51%

         o        Radiotileoptikes Epihirisis S.A. (Greece)
                  (Antenna Radio) 99.97%

         o        Antenna Internet S.A. (Greece)
                  100%

         o        Heaven Music S.A (Greece)
                  86%

         o        Fame Studio Limited (Greece)
                  100%

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

         We own 32,629 square meters of land in a northern suburb of Athens, on which we may relocate our offices and production facilities. A portion of the land (6,000 square meters) was purchased directly from the owner, and the balance was acquired indirectly through our acquisition of Part Time S.A. (now Part Time Simvouleftiki S.A.). We also own office and studio space of approximately 1,656 square meters in Thessaloniki, in northern Greece.

         We own approximately 150 transmission facilities (towers and relay stations), which provide coverage to approximately 99% of Greek households. In addition, we make use of approximately 300 additional transmission facilities (typically provided by local municipalities) to enhance reception in other more remote areas of Greece. During 2001, we installed 10 new transmitters of various sizes (1, 5 and 10 KW) and upgraded some of our existing ones. Our private and state-run competitors generally operate separate transmission facilities. We use satellite relay facilities to reduce the costs of operating our terrestrial relay facilities. We continue to explore opportunities to make use of our transmission towers for telecommunication services provided by third parties.

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

GENERAL

         We derive a substantial portion of our revenue from the sale of television advertising time. We also derive revenue from related parties, which is primarily derived from syndicating our own programming, and from publishing as well as other sources.

         Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (14.2% of total net television advertising revenue in 2003), and usually at its highest level during the fourth fiscal quarter (28.4% of total net television advertising revenue in 2003) or the second fiscal quarter (35.9% of the total net television advertising revenue in 2003). Our total advertising revenue was up 4.5% in 2003 as compared to 2002.

         In November 2000, Nova Television, our Bulgarian TV station, was awarded a 10-year nationwide license. In the second quarter of 2001, however, as a result of an action of a third party against Bulgarian government, an administrative court in Bulgaria declared this license void because the Bulgarian government did not follow certain procedures when the license was issued. On July 18, 2003, the Bulgarian government reissued the license to Nova Television. Nova Television has re-commenced operations as a nationwide television station, and we intend to invest approximately (euro)4.5 million ($5.2 million) in Bulgaria between the end of 2003 and 2008 to upgrade the network.

REVENUE

         The following table sets forth the percentage of our revenue by source for the past three years.

SOURCE                                                 2001           2002           2003
Advertising revenue.............................      71.8%           72.5%         70.9%

Related party (programming) revenue.............       3.7             3.4           3.0

Publication revenue.............................       12.9           11.5           13.0

SOURCE                                                 2001           2002           2003
Other revenue...................................       11.6           12.6           13.1

Total revenue...................................       100%           100%           100%


ADVERTISING REVENUE

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

         While we sell a significant portion of our available television advertising time, we do not sell all of it. In 2003 we sold approximately 93.9% of total available advertising time during prime time broadcasts and approximately 82.6% of total available advertising time, including dead time allocated to audiotext, our magazines, infomercials and home shopping. See "Item
4. --Information on the Company--Business--Television Advertising--General." We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our majority-owned subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

RELATED PARTY (PROGRAMMING) REVENUE

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV
(USA) Inc. (or Antenna Satellite), and in Australia through our wholly owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside

Greece. See note 30 to our consolidated financial statements. In addition, we sell selected news footage to other news broadcasters around the world. See "Item 4. --Information on the Company--Business--Our Strategy" and "Item 4. --Information on the Company--Business--Other Sources of Revenue."

PUBLISHING REVENUE

         Since acquiring a 51% interest in Daphne in October 1999, we have derived circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matters ranging from style and fashion to parenting, cooking and health, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publications for third parties.

OTHER REVENUE

         Other revenue is derived from:

         o        program sales;

         o sales of recorded music (principally Greek pop hits) in compact disc, DVD and cassette format that we produce with local popular artists and authors;

         o        Visa(R)card fees and commissions;

         o the provision of technical services and infotainment services, such as news information, sports results and horoscopes;

         o SMS services and message services related to reality television shows;

         o        tuition fees; and

         o        pay television fees.

COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, the cost of gathering, producing and broadcasting news as well as publication costs. Selling, general and administrative expenses (or SG&A) includes payroll costs and sales, marketing and promotion costs, broadcast license fees and other operating and administrative expenses.

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

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past several years by significantly increasing our programming expenditures. We retain all rights to the programming in our library and believe that these rights may represent values in excess of net book value. This value is demonstrated by the advertising revenue generated from re-broadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

ACQUISITIONS

         In 2001, we:

         o commenced our Internet activities/services and became a 99.99% shareholder in a newly established company, Antenna Internet S.A. We signed a memorandum of understanding with Vodafon/Panafon, to offer content to Vodafon/Panafon's mobile phone subscribers using wireless application protocol services;

         o became a 75% shareholder in a newly established music company, Heaven Music S.A., and (euro)44.0 thousands was contributed as an initial investment. In September 2003, we increased our equity participation to 86%;

         o established "Antenna Pay TV", which acquired a 5% interest in NetMed N.V., which interest, as a result of the issuance by NetMed of shares to an additional strategic investor, is now 4.18%. Antenna Pay TV owns 100% of Antenna Program Management SA, which we established in the last quarter of 2003 to acquire the right from "Antenna Gold Overseas Ltd (also a direct subsidiary of Antenna Pay TV Ltd) to compile and offer "Antenna Gold", a television channel that was launched on the NetMed platform in 2002; and

         o became an indirect shareholder (80% interest) in VIPS 24 a newly established company, for an initial investment of
                  (euro)47,000. VIPS 24 is fully consolidated with Antenna Internet.

         In 2003, we established "Fame Studio Ltd." Fame Studio is expected to complement the existing activities of Antenna Spoudastiki by providing courses to singers and other talent seeking work in the music industry. It is also expected that Fame Studio will facilitate the talent scouting activities of Heaven Music.

PUT OPTION IN RESPECT OF EUROHOLDINGS CAPITAL & INVESTMENT CORP.

         We previously reported that, in order to protect the value of our investment in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.), our Chairman, Mr. Minos Kyriakou, agreed to underwrite our investment such that in the event that we continue to hold shares in Euroholdings ("Euroholding Shares") on December 31, 2003, and the value of the Euroholding Shares on such day (as measured based on average closing prices for the preceding 20 trading days) does not exceed our aggregate purchase price, our Chairman would purchase our Euroholdings Shares for an amount equal to such purchase price. Our Chairman would pay this amount plus interest reflecting our return on bank deposits. These undertakings were reflected in an agreement, dated June 14, 2001 (the "Put Agreement").

         We announced, in late December 2003, that we were in discussions with our Chairman regarding the exercise of the put under the Put Agreement. These discussions were prompted by the adverse tax consequences to us of a current exercise of the put under the Put Agreement. In connection with those discussions, we appointed a special committee comprised of our two independent directors (Panagiotis Fotilas and George Antypas) to consider what action to take in respect of the Put Agreement. The special committee, in turn, retained Piraeus Bank to act as independent financial advisor and to render a fairness opinion as to any action taken in respect of the Put Agreement. These procedures were adopted in compliance with our obligations under the indentures governing our senior notes, which restrict our ability to enter into transactions with affiliates, which would include our Chairman.

         The special committee resolved to amend the Put Agreement, by extending the term of the put obligation to December 31, 2008, provided that in the event we fail to pay any amounts due under the senior notes, the Chairman would immediately become obligated to purchase the Euroholding Shares and pay all amounts owing in connection with such purchase and, provided, further, that we would have the right to put the Euroholding Shares to the Chairman at any time at our election prior to December 31, 2008. We also retain the right to sell the Euroholding Shares in the market at any time and to the extent that the sale price of the shares is less than the initial purchase price, the Chairman is obligated to indemnify us for any shortfall from the initial purchase price. Piraeus Bank issued a fairness opinion, dated March 16, 2004, to the effect that the deferral of our rights under the Put Agreement, subject to amendments described in the preceding sentence, would be fair to us from a financial point of view.

A.       OPERATING RESULTS

         The table below presents, for the periods indicated, certain statement of operations data as a percentage of total net revenue:

                                                      FISCAL YEAR ENDED DECEMBER 31,
                                                      ------------------------------
                                                         2001        2002       2003
                                                         ----        ----       ----
                                                     (IN PERCENT)
Net Revenue

   Advertising revenue.............................     71.8%        72.5%      70.9%

   Related party revenue...........................      3.7          3.4        3.0

   Publication revenue.............................     12.9         11.4       13.0

   Other revenue...................................     11.6         12.7       13.1
                                                       -----        -----      -----
     Total net revenue.............................    100.0        100.0      100.0

Cost of sales......................................     40.0         41.4       39.7

Selling, general and administrative expenses.......     17.7         18.2       19.9

Amortization of programming costs..................     27.7         28.1       28.8

Depreciation and amortization......................      4.9          5.0        3.8
                                                       -----        -----      -----
Operating income...................................      9.7          7.3        7.8

Interest (expense), net............................    (11.8)       (13.2)     (11.4)

Foreign exchange (losses) gains net................     (3.2)         6.0        5.1

Equity in net income of unconsolidated affiliate...       --           --         --

Related party commission income....................       --           --         --

Other income (expense), net........................    (24.0)        (1.3)      (0.5)

Minority interest in (profit) loss  of
   unconsolidated subsidiaries                           0.9          0.4        0.0
                                                       -----        -----      -----
Earnings (loss)  before income taxes...............    (28.4)        (0.8)       1.0

(Provision) benefit  for income taxes..............      9.0         (0.5)      (0.9)

Extraordinary gain on repurchase of senior notes...      0.2           --         --

Cumulative effect of a change in accounting
   principle.......................................     (0.4)        (0.6)        --
                                                       -----        -----      -----
Net income (loss) .................................    (19.6)        (1.9)       0.1
                                                       =====        =====      =====


FISCAL YEAR ENDED DECEMBER 31, 2003
COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2002

         REVENUES. Total net revenue increased (euro)11.5 million, or 6.8%, from
(euro)168.9 million in 2002 to (euro)180.4 Million in 2003. This increase was attributable primarily to an increase of:

         o (euro)5.1 million in revenue from Daphne, reflecting the publication of a new magazine title and increased magazine circulation;

         o (euro)2.6 million of revenue from Antenna Internet, reflecting an increase in sales of SMS services;

         o (euro)2.4 million of revenue from Antenna TV's operations, mainly due to advertising price increases;

         o (euro)1.9 million of revenue from Nova Bulgaria, mainly due to advertising price increases as well as increased levels of advertising; and

         o (euro)1.7 million of revenue from Heaven Music, mainly due to higher sales volume.

This increase was partially offset by a decrease in revenue of (euro)1.4 million from Audiotex.

         Advertising revenue, which comprised 70.9% of total net revenues for 2003, increased (euro)5.5 million, or 4.5%, from (euro)122.4 million in 2002 to
(euro)127.9 million in 2003. This increase was attributable primarily to an increaSE of:

         o (euro)3.6 million, or 3.4%, in advertising revenue from Antenna TV's operations;

         o (euro)1.6 million, or 44.1%, in advertising revenue from Nova Bulgaria; and

         o (euro)0.5 million, or 6.2%, in advertising revenue from Daphne.

This increase was partially offset by a decrease in advertising revenue from Antenna Radio of (euro)0.2 million, or 3.6%, primarily due to the shift of advertising expenditure from informative to music radio stations.

         Related party revenue decreased (euro)0.2 million, or 3.6%, from
(euro)5.7 million in 2002 to (euro)5.5 million iN 2003, primarily due to a decrease of revenue from Antenna Cyprus, partially offset by an increase in revenues from Epikinonia Ltd, Makedonia TV and Echos & Rythmos Radio.

         Publication revenue increased (euro)4.0 million, or 20.8%, from
(euro)19.4 million in 2002 to (euro)23.4 million IN 2003, due to the launch of a new magazine title, an increase in magazine sales volume and an increase in printing services revenue from third parties.

         Other revenue increased (euro)2.2 million, or 10.5%, from (euro)21.4 million in 2002 to (euro)23.6 million in 2003. This increase was principally the result of an increase of:

         o (euro)2.6 million of other revenue from Antenna Internet due to an increase in revenue from SMS services related to reality television programs;

         o        (euro)1.7 million, or 46.6%, of other revenue from Heaven
                  Music; and

         o        (euro)0.6 million of other revenue from Daphne.

The increase was partially offset by a decrease of other revenue from Audiotex of (euro)1.4 million and a decrease of other revenue from Antenna TV of
(euro)0.8 million.

         COST OF SALES. Cost of sales increased (euro)1.6 million, or 2.3%, from
(euro)70.0 million, or 41.4% of total net revenue, in 2002 to (euro)71.6 million, or 39.7% of total net revenue, in 2003. The increase was attributable primarily to an increase of Daphne cost of sales of (euro)3.7 million, or 14.6%, principally reflecting increased printing costs associated with higher magazine sales volumes and other cost associated with the launch of a new magazine and the publication of a new special edition magazine. The increase was also due, to a lesser extent, to an increase of Heaven Music's cost of sales of (euro)1.3 million, or 55.1%, due to higher sales volume. The increase in cost of sales was partially offset by a decrease of (euro)2.2 million of Antenna TV cost of sales mainly due to lower costs for reality shows and a decrease of (euro)0.6 million of Audiotex cost of sales mainly due to a decrease in royalties associated with lower sales volume.

         SG&A. SG&A increased (euro)5.2 million, or 16.9%, from (euro)30.8 million, or 18.2% of total net revenue, in 2002 To (euro)36.0 million, or 19.9% of total net revenue, in 2003. This increase was attributable primarily to an increase in SG&A of (euro)2.2 million from Antenna TV's operations mainly due to the increased payroll costs and increased costs for frequency and other fees and, to a lesser extent, to an increase in SG&A of (euro)1.4 million from Daphne mainly due to a provision for losses of legal claims against Daphne, a provision for obsolete inventory as well as an increase in payroll costs, and an increase in SG&A of (euro)1.1 million from Nova Bulgaria associated with the acquisition of nation-wide license and the addition of SG&A from Fame Studio which did not operate last year. The increase in SG&A was partially offset by a decrease of
(euro)0.3 million in SG&A of Antenna Radio.

         AMORTIZATION. Amortization of programming costs increased (euro)4.6 million, or 9.7%, from (euro)47.4 million in 2002 to (euro)52.0 million in 2003. This increase was attributable primarily to higher amortization related to the increased programming costs incurred in the previous years due to investment in Greek programming with high quality standards and cost as a result of the strong competition.

         DEPRECIATION AND OTHER AMORTIZATION. Depreciation decreased (euro)1.6 million from (euro)8.4 million in 2002 to (EUro)6.8 million in 2003. This decrease was attributable primarily to a decrease in depreciation of (euro)0.9 million from Daphne and a decrease in depreciation of (euro)0.5 million from Antenna TV, resulting from fully depreciated cost of assets, such as leasehold improvements and miscellaneous printing equipment with net book value of approximately (euro)1.3 million.

         OPERATING INCOME. Operating income increased (euro)1.8 million, or 14.6%, from (euro)12.2 million in 2002 to (eurO)14.0 million in 2003, mainly as a result of an increase in total net revenues and, to a lesser extent, a decrease in depreciation, partially offset by an increase in SG&A, amortization of programming costs and costs of sales. This increase primarily reflected:

         o an increase of(euro)2.7 million in operating income from Antenna Internet;

         o an improvement of(euro)1.0 million in operating loss of Daphne;

         o an increase of(euro)0.3 million in the operating income of Antenna Radio;

         o an improvement of(euro)0.3 million in the operating loss of Nova Bulgaria;

         o        an increase of(euro)0.2 in the operating income of Heaven
                  Music; and

         o        an increase of(euro)0.1 in the operating income of Antenna
                  School;

This improvement was partially offset by a decrease in operating income of Antenna TV of (euro)1.7 million due to higher programming amortization costs and a decrease in operating income of Audiotex of (euro)1.1 million.

         INTEREST EXPENSE, NET. Interest expense, net decreased (euro)1.4 million, or 6.5%, from (euro)22.1 million in 2002 to (euro)20.6 million in 2003, primarily the result of the partial repurchase of certain of our senior notes.

         FOREIGN EXCHANGE GAINS, NET. Despite the slightly higher appreciation of the euro relative to the U.S. dollar in 2003 as compared to 2002, foreign exchange gains decreased (euro)0.8 million in 2003, from a gain of (euro)10.2 million to a gain of (euro)9.4 million. This decrease was primarily due to our higher U.S. dollar indebtedness in 2002 as compared to 2003.

         OTHER INCOME (EXPENSE), NET. Other expense, net decreased (euro)1.5 million from an expense of (euro)2.4 million IN 2002 to an expense of (euro)0.9 million in 2003. The improvement was primarily attributable to the fact that we recorded a loss resulting from the other-than-temporary decline in the fair value of our marketable equity securities of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) in 2002. We did not record a further other-than-temporary decline in the fair value of our marketable equity securities in 2003.

         PROVISION FOR INCOME TAXES. Provision for income taxes increased
(euro)0.7 million from (euro)0.9 million in 2002 TO (euro)1.6 million in 2003. This increase was primarily due to an increase in operating income, an increase in non-deductible general expenses, additional taxes and a decrease in tax benefit from minority interest. This increase was partially offset by a reversal of the valuation allowance associated with the deferred tax assets of Nova Bulgaria, since Nova Bulgaria recommenced operations as a national television station. As such, Nova Bulgaria is expected to generate sufficient taxable income to realize the deferred tax assets.

         CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. In March 2002, as a result of our goodwill impairment evaluation undertaken in connection with the adoption of FASB Statement No. 142, an impairment loss of (euro)0.9 million, net of tax was recorded as a cumulative effect of a change in accounting principle for 2002 (see note 1 to our consolidated financial statements).

         NET (LOSS) INCOME. Net (loss) income improved (euro)3.4 million from a net loss of (euro)3.2 million in 2002 to nET income of (euro)0.15 million in 2003. This improvement was primarily attributable to;

         o        the increase in operating income of Antenna Internet;

         o        the decrease in operating losses of Daphne;

         o        the increase of operating income of Antenna Radio;

         o        the decrease of operating losses of Nova Bulgaria;

         o the increase in the operating income of Heaven Music and Antenna School.

Additionally, the improvement was also a result of the underlying decrease in other expense, and a decrease in interest expense. The improvement was partially offset by a decrease in the operating income of Antenna TV and Audiotex, in foreign exchange gains and an increase in provision for income taxes.

FISCAL YEAR ENDED DECEMBER 31, 2002
COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2001

         REVENUE. Total net revenue increased (euro)10.8 million, or 6.8%, from
(euro)158.1 million in 2001 to (euro)168.9 MIllion in 2002. This increase was primarily attributable to an increase in:

         o revenue from Antenna TV's operations of(euro)9.8 million, or 9.2%, from(euro)107.0 million in 2001 to(euro)116.8 million in 2002;

         o        revenue of(euro)1.6 million, or 81.3%, from Heaven Music;

         o        revenue of(euro)0.8 million, or 14.6%, from Audiotex; and

         o        revenue of(euro)0.4 million, or 9.7%, from Nova Bulgaria.

This increase was partially offset by a decrease of (euro)1.9 million in revenues from Daphne.

         Advertising revenue, which comprised 72.5% of total net revenues for 2002 (71.8% in the prior period), increased by (euro)8.9 million, or 7.8%, from
(euro)113.5 million in 2001 to (euro)122.4 million in 2002. This increasE principally reflected an increase in advertising revenue of (euro)9.3 million from Antenna TV's operations, primarily due to the overall increase in advertising expenditures in the Greek market, partially offset by a decrease of
(euro)0.4 million in revenue from Nova Bulgaria.

         Related party revenue, decreased (euro)0.1 million, or 1.5%, from
(euro)5.8 million in 2001 to (euro)5.7 million IN 2002.

         Publication revenue, decreased (euro)1.0 million, or 5.1%, from
(euro)20.4 million in 2001 to (euro)19.4 million IN 2002. The decrease was a result of the increased competition from newspaper publishers.

         Other revenue increased (euro)3.0 million from (euro)18.4 million in 2001 to (euro)21.4 million in 2002. This incREAse was primarily attributable to an increase in:

         o revenue from Heaven Music of(euro)1.6 million, or 81.1%, an increase in other revenue from Audiotex of(euro)0.8 million or 14.6%;

         o        other revenue from Nova Bulgaria of(euro)0.8 million; and

         o other revenue from Antenna TV's operations of(euro)0.7 or 16.8%.

This increase was partially offset by a decrease in other revenue from Daphne of
(euro)0.9 million or 34.2%.

         COST OF SALES. Cost of sales increased (euro)6.7 million, or 10.6 %, from (euro)63.3 million, or 40.0% of total NET revenue, in 2001 to (euro)70.0 million, or 41.4% of total net revenue, in 2002. This increase was attributable primarily to an increase of (euro)7.7 million of cost of sales from Antenna TV's operations, due primarily to airing the new reality shows BIG BROTHER and FAME STORY and to lesser extent to airing foreign and Greek features, partially offset by a decrease in the cost of news. Furthermore the cost of sales increase was attributable to an increase in the cost of sales of (euro)1.2 million from Audiotex, (euro)0.8 million from Heaven, and of (euro)0.6 millION from Daphne. These increases were partially offset by decreases in cost of sales of Antenna Internet and Nova Bulgaria of (euro)1.4 million and (euro)1.3 million, respectively.

         SG&A. Selling General & Administrative expense increased (euro)2.8 million, or 10.0%, from (euro)28.0 million, or 17.7% of total net revenue, in 2001 to (euro)30.8 million, or 18.2% of total net revenue, in 2002. This increase was attributable primarily to an increase of SG&A of (euro)2.5 million, or 16.1% from Antenna TV, mainly due to higher costs associated with marketing and market research fees in connection with the launch of our new programming, particularly FAME STORY, of which the ratings were initially much lower than expected and due to higher frequency fees and maintenance expenses. The increase of SG&A was also attributable to an increase of (euro)1.3 million from Nova Bulgaria and to a lesser extent an increase of SG&A of (euro)0.5 million and of
(euro)0.2 million from Heaven MusIC and Vips, respectively. The increase in total SG&A was partially offset by the decrease of (euro)1.2 million of SG&A from Daphne and a reduction of (euro)0.3 million of SG&A from Antenna Radio.

         AMORTIZATION. Amortization of programming costs increased (euro)3.7 million, or 8.5%, from (euro)43.7 million in 2001 to (euro)47.4 million in 2002 due to increased programming costs and accelerated amortization.

         DEPRECIATION. Depreciation increased (euro)0.7 million, or 8.6%, from
(euro)7.7 million in 2001 to (euro)8.4 millION in 2002. This increase was attributable to an increase of depreciation of (euro)1.1 million from Antenna TV due to higher capital expenditures, an increase of depreciation of (euro)0.2 million from Antenna Internet and an increase of depreciation of (euro)0.1 million from Audiotex. This increase was partly offset by the adoption of SFAS No. 141 and SFAS No. 142 (see note 2 to our consolidated financial statements) whereby goodwill of (euro)5.1 million is not amortized but rather tested for impairment.

         OPERATING INCOME. Operating income decreased (euro)3.1 million, or 20.2 %, from (euro)15,3 million in 2001 to (euRO)12.2 million in 2002, principally reflecting an increase in costs of Antenna TV, Audiotex and Nova Bulgaria and a decrease of revenues from Daphne.

         INTEREST EXPENSE, NET. Interest expense, net increased (euro)3.4 million, or 18.4%, from (euro)18.6 million in 2001 to (euro)22.1 million in 2002. This increase was a result of interest expense for the entire year associated with our euro denominated senior notes due 2008 as compared to approximately six months in 2001 since these notes were issued on June 18, 2001.

         FOREIGN EXCHANGE. Foreign exchange gains increased (euro)15.2 million from a loss of (euro)5.0 million in 2001 to A gain of (euro)10.2 million in 2002, as a result of the appreciation of the euro to the US dollar.

         OTHER EXPENSE, NET. Other expense net decreased (euro)35.0 million from a loss of (euro)37.4 million in 2001 to a LOss of (euro)2.4 in 2002. The decrease was primarily attributable to the fact that in 2001 we wrote-down our marketable equity securities of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings) by (euro)37.4 million as compared to write-down of (euro)4.8 million in 2002.

         PROVISION (BENEFIT) FOR INCOME TAXES. Provision for income taxes increased (euro)14.9 million from a benefit of (euro)13.9 million in 2001 to an expense of (euro)0.9 million in 2002 due to the fact that in 2001 a tax benefit of (eURO)14.0 million was associated with the other-than-temporary loss of marketable equity securities.

         CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. As a result of the adoption of SOP 00-2, a one-time after tax charge of (euro)0.6 million representing a change in accounting policy was recorded in 2001 as compared to a one-time after tax charge of (euro)0.2 million in 2002 resulting from the adoption of SFAS 141 and 142 on January 1, 2002.

         NET INCOME (LOSS). Net loss decreased (euro)27.8 million from a loss of
(euro)31.0 million in 2001 to a loss of (EURo)3.2 million in 2002. This decrease was primarily due to the fact that in 2001 the other-than-temporary loss from the write-down of our marketable equity securities of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) was
(euro)37.4 million whereas in 2002 the write-down was (euro)4.8 million. The decreASE was also the result of the positive exchange rate differences because of the strengthening of the euro to the U.S. dollar and the improvements of the operating performance of our subsidiaries.

B.       LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations. As a result of our delisting, we have no current access to the public equity markets.

FUTURE COMMITMENTS AND FUNDING SOURCES

         At December 31, 2003, our contractual cash commitments, with initial or remaining terms are as follows (all amounts in thousands (euro)):

------------------------------------------------------------------------------------------------------------------
                                                          PAYMENTS DUE BY PERIOD
------------------------------------------------------------------------------------------------------------------
 CONTRACTUAL
 OBLIGATIONS                      TOTAL        2004        2005        2006        2007        2008    THEREAFTER
------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (1)              193,751          --          --          --      55,001     138,750            --
------------------------------------------------------------------------------------------------------------------
CAPITAL LEASE OBLIGATIONS         1,916         748         599         475          94          --            --
------------------------------------------------------------------------------------------------------------------
OPERATING LEASES                 18,828       3,391       3,563       3,750       3,952       4,172            --
------------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM                   2,553         579          --          --         --           --         1,974
OBLIGATIONS (2)
------------------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL CASH          217,048       4,718       4,162       4,225     59, 047     142,922         1,974
OBLIGATIONS
------------------------------------------------------------------------------------------------------------------
                          TOTAL                        AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
    OTHER COMMERCIAL     AMOUNTS
       COMMITMENTS      COMMITTED              2004        2005        2006        2007        2008    THEREAFTER
------------------------------------------------------------------------------------------------------------------
UTILIZED LINES                   18,767      18,767          --          --          --          --            --
OF CREDIT (3)
------------------------------------------------------------------------------------------------------------------
LETTERS OF GUARANTEE (4)         13,613      11,221       2,392          --          --          --            --
------------------------------------------------------------------------------------------------------------------
OTHER COMMITMENTS (5)            15,963       4,565       2,030       4,803       4,565          --            --
------------------------------------------------------------------------------------------------------------------
TOTAL COMMERCIAL
COMMITMENTS                      48,343      34,553       4,422       4,803       4,565          --            --
------------------------------------------------------------------------------------------------------------------

(1) Long-term debt is comprised of our senior notes and long-term indebtedness. Our U.S. dollar denominated senior notes due 2007 are redeemable, in whole or in part, at our option at any time on or after August 12, 2002. Our Euro denominated senior notes due 2008 are redeemable, in whole or in part, at our option at any time on or after June 11, 2005. The above payment schedule does not give effect to the repurchases of our senior notes from time to time.

     o in March 2003, we repurchased(euro)2.0 million of our senior notes due 2008 for(euro)1.7 million

     o in May 2003, we repurchased $1.0 million of our senior notes due 2007 for $927.5 and $1.0 million of our senior notes due 2007 for $928.75.

     o in, December 2003, we repurchased(euro)3.0 million of our senior notes due 2008 for(euro)3.042 million; and

     o in December 2003 we repurchased $1.0 million of our senior notes due 2007 for $1.015 million.

(2) Other long-term obligations represent, employee retirement benefits and long-term provision.

(3)  Revolving credit.

(4) The amount reflects the letters of guarantee issued by us primarily to Endemol Entertainment and Fox (Twentieth Century) as at December 31, 2003.

(5)  The amount reflects commitments for licensed film rights.

         As of December 31, 2003, we had approximately (euro)195.7 million of long-term debt compared to (euro)215.0 milliON in 2002. This debt primarily consists of our senior notes due 2007 and our senior notes due 2008, and, to a lesser extent, (euro)1.9 million of long-term obligations under capital leases (including the current portion).

         As of December 31, 2003, we had approximately (euro)18.8 million of bank overdrafts and short-term borrowings as compared to (euro)17.9 million in 2002. Bank overdrafts and short-term borrowings primarily consist of Daphne borrowings of (euro)17.3 million dominated in euro. It also included short-term borrowings of (euro)1.4 million of AntENNa Radio dominated in Yen and euro. We had unused bank lines at December 31, 2003 of (euro)36.1 million, of which Antenna TV had unused bank lines at December 31, 2003 of (euro)28.2 million.

         Our principal use of funds is payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled
(euro)62.0 million in 2002 and (euro)43.4 million in 2003. These expenditures totaled (euro)50.5 million in 2001.

         OPERATING ACTIVITIES. Net cash provided in operating activities was
(euro)10.9 million in 2002 compared to net cash provided in operating activities of (euro)18.3 million in 2003. The improvement of (euro)7.4 million was mainly dUE to better operating results, lower payments for programming, accelerated collections of receivables and to a lesser extent deferred payments to suppliers. Net cash used in operating activities was (euro)12.2 million in 2001.

         INVESTING ACTIVITIES. Net cash used in investing activities was
(euro)4.6 million in 2002 and (euro)7.6 million iN 2003. This reflected:

         o the continued digitalization of Antenna TV's technical equipment;

         o        the acquisition of an additional 11% interest in Heaven Music;

         o        the acquisition of new printing equipment at Daphne;

         o        an upgrade of computer software at Daphne;

         o        the extension of the transmission network of Nova Bulgaria;
                  and

         o the acquisition of other equipment for Antenna Radio and Audiotex.

Net cash used in investing activities was (euro)23.8 million in 2001 due primarily to the acquisition of a 5% interest in NetMed NV during that year.

         FINANCING ACTIVITIES. Net cash used in financing activities was
(euro)8.8 million in 2002 compared to net cash used in financing activities of
(euro)8.0 million in 2003. Net cash used in financing activities primarily reflected (euro)7.6 million paid in connection with the partial repurchase of certain of our senior notes. In addition, there waS a small decrease in net cash used in financing activities in 2003 compared to 2002 primarily attributable to a small increase of our bank overdrafts. Net cash provided by financing activities was (euro)111.0 million in 2001, primarily reflecting the fact that in 2001 we obtained proceeds of (euro)150.0 million from our euro denominated Senior Notes issued on June 18, 2001. In February 2004, we paid (euro)16.2 million in connection with the redemption of a portion of our senior notes due 2007.

         DISTRIBUTABLE RESERVES. As of December 31, 2003, we have distributable reserves in our Greek statutory accounts of approximately (euro)1.7 million.

C.       CRITICAL ACCOUNTING PRINCIPLES AND ESTIMATES

         In response to SEC Release No. 33-8040 "Cautionary Advice Regarding Disclosures about Critical Accounting Policies" and SEC Release No. 33-8056 "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations", we have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. The preparation of our financial statements in conformity with U.S. GAAP requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to asset impairment, ultimate recoverability of programming costs, allowance for doubtful accounts, contingencies and litigation, including tax contingencies and deferred tax assets, and other-than-temporary declines in marketable equity securities. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

         We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

GOODWILL AND INTANGIBLES

         We have recorded goodwill and intangibles resulting from our acquisitions completed in the past three years. Through December 31, 2001, goodwill and intangibles have been amortized on a straight-line basis over their respective lives. On January 1, 2002, we adopted SFAS No. 142, where we ceased amortizing goodwill and performed an impairment analysis to assess the recoverability of goodwill. During the first quarter of 2002, we completed our initial impairment review, which indicated that there was an impairment loss resulting from the initial application of SFAS No. 142. The impairment loss amounting to (euro)0.953 million, net of tax was recorded as a cumulative effect of a change in accounting principle, in 2002. We also completed the impairment testing as of December 31, 2003 and determined that there were no impairment losses related to goodwill and other intangible assets. On assessing recoverability of goodwill and other intangible assets, projections regarding estimated future cash flows and other factors were used to determine the fair value of the respective asset. If these estimates or related projections change in the future, we may be required to record impairment charges for these assets. For purposes of performing our impairment tests we use a present value technique (discounted cash flow) to determine the fair value of the reporting entities.

RECOVERABILITY OF PRODUCTION COSTS

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

ALLOWANCE FOR DOUBTFUL ACCOUNTS

         We maintain an allowance for doubtful accounts for estimated losses resulting form the inability of our customers to make required payments, which results in bad debt expense. We determine the adequacy of this allowance by continually evaluating individual customer receivables, considering the customers' financial condition, credit history and current economic conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We have recorded on our balance sheet, as a long-term receivable, revenue from a related party, which has been discounted, taking into consideration the expected repayment terms. Should payments take longer, the net realizable value of the account receivable will be impacted.

CONTINGENCIES AND LITIGATION

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

TAXES

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

         We have recorded a valuation allowance against the net deferred tax assets, which are not expected to fully reverse before their expiration. Although we believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets, if we became aware of indications that the results of future operations may not generate sufficient taxable income, we will evaluate the probability and provide for an additional allowance, which would negatively impact our results of operations.

OTHER-THAN-TEMPORARY DECLINES IN MARKETABLE EQUITY SECURITIES

         Our share of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) that we purchased in 2000 are available-for-sale marketable equity securities. Due to the general decline in prices on the Athens Stock Exchange, the value of our investment was impacted and we determined that an "other-than-temporary" loss resulted and a write-down of (euro)37.4 million for 2001 and (euro)4.8 million for 2002 weRE recorded in the consolidated statement of operations under the caption other expense, net. To the extent that the fair value is impacted by future declines in prices on the Athens Stock Exchange, and our investment cost, as written down, is greater than fair value for an extended period of time, any resulting additional unrealized losses will be recorded in the consolidated statement of operations for the applicable periods. The agreement pursuant to which we could have sold these shares to our Chariman (at their purchase price) has been extended. See "--Put Option in Respect of Euroholdings Capital and Investment Corp."

OFF - BALANCE SHEET ARRANGEMENTS

         We have no off-balance sheet arrangements.

INFLATION

         Greece experienced average annual rates of inflation of 2.6% during 1999, 3.2 % during 2000, 3.4 % during 2001, 3.6% during 2002 and 3.5% during
2003.

         RECENT ACCOUNTING PRONOUNCEMENTS

SFAS NO. 145

         In April 2002, the FASB issued Statement No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. As a result, companies will no longer be allowed to classify gains and losses from extinguishments of debt as extraordinary items unless they meet the criteria of APB 30. Gains and losses from extinguishments of debt that have been classified as extraordinary in prior years that do not meet the criteria of APB 30 shall be reclassified as ordinary gains and losses on a going forward basis. In addition, SFAS 145 requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of SFAS 28 or 98, as applicable, instead of SFAS 13. The provisions of this Statement with regard to SFAS-4 were effective for fiscal years beginning after May 15, 2002, and those for SFAS 13 were effective for transactions occurring after May 15, 2002.

         We adopted this standard in the second quarter of 2002 and reclassified prior years extraordinary gains on the repurchase of senior notes amounting to
(euro)534 for the year ended December 31, 2001 and (euro)2,474 for the yeaR ended December 31, 2002 to other (expenses), net. The relevant income tax benefit of (euro)200,000 for the year ended December 31, 2001 and (euro)866,000 for the year ended December 31, 2002 were also reclassified as (benefit) provision for income taxes.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES.

         In July 2002, the FASB issued Statement No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. This statment addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3., "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING)". The principal difference between SFAS 146 and EITF 94-3 is that SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of an entity's commitment to an exit plan. This Statement also revises the definition of exit costs and establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 were effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material impact on our consolidated results of operations or financial position.

ASSET IMPAIRMENT AND DISPOSAL ISSUES

         In August 2001, the FASB issued Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, effective for fiscal years beginning after June 15, 2002. This statement applies to legal obligations associated with other-than-temporary removal of a tangible long-lived asset from service. This statement does not apply to obligations that arise solely from a plan to dispose of a long-lived asset as that phrase used in paragraph 15 of the FASB Statement 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

         Upon application of this Statement, an entity shall recognize the following items in its statement of financial position: (a) a liability for any existing asset retirement obligations adjusted for cumulative accretion to the date of adoption of this Statement; (b) an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset; and (c) accumulated depreciation on that capitalized cost. Amounts resulting from initial application of this statement shall be measured using current (that is, as of the date of adoption of this Statement) information, current assumptions, and current interest rates. The amount recognized as an asset retirement cost shall be measured as of the date the asset retirement obligation was incurred. Cumulative accretion and accumulated depreciation shall be measured for the time period from the date the liability would have been recognized had the provisions of this statement been in effect to the date of adoption of this statement.

         An entity shall recognize the cumulative effect of initially applying this statement as a change in accounting principle. We have no asset retirement obligations.

FASB INTERPRETATION NO. 45.

         In November 2002, the FASB issued Interpretation No. 45, "GUARANTORS' ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS". Interpretation No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of Interpretation No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The application of Interpretation No. 45 did not have a material impact on our consolidated results of operations or financial position.

SFAS NO. 148.

         In December 2002, the FASB issued Statement No. 148, "ACCOUNTING FOR STOCK BASED COMPENSATION - TRANSITION AND DISCLOSURE". This statement amends FASB Statement No. 123, "ACCOUNTING FOR STOCK BASED Compensation", to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in the summary of significant accounting polices of the effects of an entity's accounting policy with respect to stock based employee compensation on reported net income and earnings per share in annual financial statements. SFAS No. 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ended after December 15, 2002. We have no stock-based compensation awards to its employees and directors.

FASB INTERPRETATION NO. 46.

         In December 2003, the FASB issued FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in a an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R, adopted in December 2003, replaces FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which was issued in January 2003. Variable interest entities are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability based on criteria set forth in the interpretation. We will be required to apply FIN 46R to variable interests in variable interest entities created after December 31, 2003. For variable interests in variable interest entities created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any variable interest entities that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non controlling interests of the variable interest entities initially will be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the variable interest entity.

         We have not yet determine the impact, if any, of FIN 46R on our consolidated financial position or results of operations.

SFAS NO. 149

         In April 2003, FASB issued Statement No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly as this will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective on a prospective basis for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a) of SFAS No. 149, which relate to forward purchases or sales of WHEN-ISSUED securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. We have no derivative instruments or hedging activities.

SFAS  NO. 150

         In May 2003, the FASB issued SFAS No. 150, "ACCOUNTING OF CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY". SFAS No. 150 establishes standards on how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, "ELEMENTS OF FINANCIAL STATEMENTS". SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, the effect will be reported as a cumulative effect of a change in accounting principle. Restatement is not permitted. We currently do not have any financial investments that are within the scope of this statement.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

         Our directors are elected for a term of five years, the current term for all Directors ending in July 2003. Our Board of Directors appoints officers. The members of our Board of Directors, our senior management and our other officers are as follows:

         NAME                          AGE              POSITION WITH THE COMPANY
----------------------------------    -----   ------------------------------------------------------
DIRECTORS AND SENIOR MANAGEMENT:
   Minos Kyriakou                       62    Chairman
   Theodore Kyriakou                    30    Vice Chairman
   Spilios Charamis                     67    Group General Manager, Vice Chairman
   Jonathan Procter                     43    TV Group Chief Executive Officer
   Maurice Avdelas                      50    Antenna TV-General Manager/Managing Director (CEO)
   Nikolaos Angelopoulos                55    Group Chief Financial Officer; Director
   George Antypas                       59    Director
   Panagiotis Fotilas                   60    Director
   Athina Kyriakou                      24    Director
   Xenophon Kyriakou                    32    Director

OTHER OFFICERS:
   John Michelakis                      44    Group News Manager
   Alkistis Marangoudaki                40    TV Group Programming Manager
   Dimitrios Dallas                     57    TV Group Technical Manager
   Vagelis Moraitis                     38    Group Sales and Marketing General Manager
   Michael Poulos                       46    Radio Group General Manager /Group Human Resources and
                                              Administration Manager
   Kostas Kibouropoulos                 47    Managing Director

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

         MR. SPILIOS CHARAMIS has over 30 years experience in broadcasting and joined us as Antenna TV's General Manager in 1989. He has been our TV Group General Manager since September 2000. He has served as our Vice Chairman since September 1998. He also serves as an officer of Antenna Cyprus. His previous employment includes general manager of Mole-Richardson Ltd., deputy general manager of ERT, vice president of Hellas Radio and managing director of Bioplastic S.A. Mr. Charamis studied Law at the University of Athens and Cinema and Television at the University of California at Los Angeles. Mr. Spilios Charamis was appointed Group General Manager, Vice Chairman, in January 2002.

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

         DR. NIKOLAOS ANGELOPOULOS has served as our Chief Financial Officer since June 1996 and has 23 years of experience in the business and finance sectors. Before June 1996, he was financial director of Olympic Airways, S.A., corporate treasurer and management controls and planning manager of British Petroleum in Greece and an economist with Societe d'Etudes et Developpement Economique et Social, S.A. in Paris. He holds a masters and a Ph.D. degree from the University of Paris I-Sorbonne.

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

         MS. ATHINA KYRIAKOU, Mr. Minos Kyriakou's daughter, joined our Board in December 2000. She has served in our Television Programming Department, Sales and Marketing Department and New Business Development Department. From January 2000 to May 2000 she was an Editorial Assistant at "Mediterranean Quarterly," a journal of global issues in Washington D.C. From July 2000 to August 2000, she worked for "Maxim Magazine," a Daphne publication. Currently, Ms. Kyriakou has finished her Masters Degree in New York University and has joined the Company.

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

B.       COMPENSATION

DIRECTOR COMPENSATION

         We paid cash compensation of an aggregate of (euro)0.33 million in 2003 to our Directors. In addition, we contributed (euro)0.02 million to state-sponsored pension plans on behalf of three executive officers in 2003.

C.       BOARD PRACTICES

         We are managed by our Board of Directors, which is made up of a minimum of three directors and a maximum of nine directors. The Board currently has nine members. Directors are elected by the General Assembly with the current term for all Directors ending on July 18, 2008.

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

         Messrs. Fotilas, Angelopoulos and Antypas are members of the Audit Committee, which is responsible for making recommendations to the Board of Directors concerning the selection of independent auditors, reviewing the results and scope of the audit and reviewing and evaluating our audit and control functions. Before August 1998, the Board of Directors undertook the responsibilities of the Audit Committee.

         The Board of Directors currently has no other committees.

D.       EMPLOYEES

         At the end of December 2003, we employed approximately 1,673 full-time employees (1,491 at the end of 2002 and 1,611 at the end of 2001) through a number of businesses. Our main businesses, television, publications and radio employed 1,078, 376 and 141 persons, respectively. Of our 1,673 employees, 1,223 were production, programming and news personnel, 323 were administrative personnel and 127 were sales and marketing personnel.

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

E.       SHARE OWNERSHIP

         The following table presents information regarding the beneficial ownership of our share capital as of March 30, 2004 by:

         o        our directors; and

         o        our senior management;

                                                          NUMBER OF SHARES BENEFICIALLY OWNED (1)
                                                          ---------------------------------------
                                NAME                              NUMBER               PERCENT
                  -------------------------------         ---------------------    --------------
                  Minos Kyriakou  (2)                               4,962,358.0         25.0
                  Theodore Kyriakou  (3)                            4,863,658.0         24.5
                  Xenophon Kyriakou  (4)                            4,863,657.5         24.5
                  Athina Kyriakou  (5)                              4,863,657.5         24.5
                  Spilios Charamis                                 --                    --
                  Jonathan Procter                                 --                    --
                  Maurice Avdelas                                  --                    --
                  Nikolaos Angelopoulos                            --                    --
                  George Antypas                                   --                    --
                  Panagiotis Fotilas                               --                    --

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

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

         On September 12, 2003 our shareholders approved the conversion of our share capital from drachma to euro. The par value of our ordinary shares is now euro 0.30 per share.

         The table below presents information as of March 30, 2004 showing the beneficial ownership of shares of our capital stock, represented by 19,849,440 shares, by persons or groups of affiliated persons known by us to own more than 5% of our shares. All such shares have the same voting rights as our shares owned by our other shareholders.

                                                                     PERCENT OF
                                                  NUMBER           CAPITAL STOCK
         SHAREHOLDERS                            OF SHARES          OUTSTANDING
         ------------                            ---------          -----------
Holnest Investments Limited(1)                    4,962,358.0           25.00%
Globecast Holdings Limited(2)                     4,863,658.0           24.50%
Altavista Global Holdings
   Limited(3)                                     4,863,657.5           24.50%
Praxis Global Investments
   Limited(4)                                     4,863,657.5           24.50%
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

B.       DISCLOSURES CONCERNING THE EFFECTS OF TRANSACTIONS WITH RELATED PARTIES

         ANTENNA SATELLITE. We are a party to a programming agreement with Antenna Satellite, a company affiliated with Mr. Minos Kyriakou, through 50% indirect share ownership and membership on the board of directors. Under the programming agreement, we provide Antenna Satellite with television programs for broadcast in the United States and Canada, in consideration for a license fee computed on a total subscriber basis (the total monthly fee ranges from $80,000 in 2001, to $90,000 in 2003). We reported revenues under the programming agreement of (euro)1.54 million in 2001, (euro)0.95 million in 2002 and
(euro)0.78 million in 2003.

         ANTENNA CYPRUS. We are a party to an agreement to provide technical support and television programming to Antenna Cyprus. Our Group General Manager in prior years was the General Manager of Antenna Cyprus. The agreement provides for royalty payments equal to a percentage of revenue derived by Antenna Cyprus during broadcasts of programming supplied by us. The royalty payment percentage was 12% from 1998 through the present.

We had revenue from Antenna Cyprus of (euro)1.0 million and Epikinonia Ltd of
(euro)2.5 million in 2003. See note 6 OF the notes to our consolidated financial statements.

         RYTHMOS FM. Antenna Radio is party to an agreement with Rythmos FM to provide expertise in production, advertising sales and promotion, and to advise on format, development, direction and timing of programming for Rythmos. Our marketing, sales and programming staffs will advise Rythmos FM on targeting key demographics. We will receive fees of gross revenues of Rythmos FM (40% in 2003) generated during the next ten years and rental income from the use of our technical equipment. Revenue generated from Rythmos FM in 2003 totaled (euro)0.4 million. The Company that owns Rythmos FM is owned by the sister of our Chairman.

         EUROHOLDINGS CAPITAL & INVESTMENT CORP. In 2000, we purchased shares of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) for an aggregate purchase price of (euro)45.6 million. Due to a general decline in prices on the Athens Stock Exchange, the value of our investment was impacted and we determined that an other-than-temporary loss resulted and write-downs of (euro)37.4 million and (euro)4.8 million were recorded in the consolidated statement of operations for the years ended December 31, 2001 and 2002 under the caption other expenses net, respectively. To the extent that the fair value is impacted by future declines in prices on the Athens Stock Exchange, and our investment cost, as written down, is less than fair value for an extended period of time, any resulting additional unrealized losses, will be recorded in the consolidated statement of operations for the applicable periods. We currently own approximately 14.5% of Euroholdings' share capital and our principal shareholders own an additional approximately 15%.

         We previously reported that, in order to protect the value of our investment in Euroholdings, our Chairman, Mr. Minos Kyriakou, agreed to underwrite our investment such that in the event that we continue to hold shares in Euroholdings ("Euroholding Shares") on December 31, 2003, and the value of the Euroholding Shares on such day (as measured based on average closing prices for the preceding 20 trading days) does not exceed our aggregate purchase price, our Chairman would purchase our Euroholdings Shares for an amount equal to such purchase price. Our Chairman would pay this amount plus interest reflecting our return on bank deposits. These undertakings were reflected in an agreement, dated June 14, 2001 (the "Put Agreement").

         We announced in late December 2003 that we were in discussions with our Chairman regarding the exercise of the put under the Put Agreement. These discussions were prompted by the adverse tax consequences to us of a current exercise of the put under the Put Agreement. In connection with those discussions, we appointed a special committee comprised of our two independent directors (Panagiotis Fotilas and George Antypas) to consider what action to take in respect of the Put Agreement. The special committee, in turn, retained Piraeus Bank to act as independent financial advisor and to render a fairness opinion as to any action taken in respect of the Put Agreement. These procedures were adopted in compliance with our obligations under the indentures governing our senior notes, which restrict our ability to enter into transactions with affiliates, which would include our Chairman.

         The special committee resolved to amend the Put Agreement, by extending the term of the put obligation to December 31, 2008, provided that in the event we fail to pay any amounts due under the senior notes, the Chairman would immediately become obligated to purchase the Euroholding Shares and pay all amounts owing in connection with such purchase and provided further that we would have the right to put the Euroholding Shares to the Chairman at any time at our election prior to December 31, 2008. We also retain the right to sell the Euroholding Shares in the market at any time and to the extent that the sale price of the shares is less than the intial purchase price, the Chairman is obligated to indemnify us for any shortfall from the initial purchase price. Piraeus Bank issued a fairness opinion, dated March 16, 2004, to the effect that the deferral of our rights under the Put Agreement, subject to amendments described in the preceding sentence, would be fair to us from a financial point of view.

         We believe that the terms of our contracts with affiliated parties are comparable to those that could have been obtained through arm's-length bargaining between third parties and us.

ITEM 8.           FINANCIAL INFORMATION

         See "Item 18--Financial Statements" and pages F-1 through F-47.

ITEM 9.           THE LISTING

         Not applicable, except for Item 9A(4) and Item 9C.

         On June 25, 2003, our ADSs, each representing one-half of one share, were delisted from the Nasdaq National Market and on September 24, 2003 our Depositary Receipt Program was terminated.

         The tables below present, for the periods indicated, the reported high and low quoted closing prices for the ADSs on Nasdaq, the then principal trading market.

                             NASDAQ NATIONAL MARKET

(a)      ANNUAL HIGH AND LOW MARKET PRICES
                                                       NASDAQ PRICE PER ADS
                                                       --------------------
                                                        HIGH            LOW
                                                        ----            ---
                                                                 ($)
         1999 (1)                                       19 7/8           8 1/8

         2000                                           26 1/2          12 1/8

         2001                                           20 1/2           1 7/8

         2002                                            2 3/5             4/12

(1)  From March 31, 1999, when the ADSs began trading on the Nasdaq.

(b)      QUARTERLY HIGH AND LOW MARKET PRICES

                                                       NASDAQ PRICE PER ADS
                                                       --------------------
                                                        HIGH            LOW
                                                        ----            ---
                                                                 ($)
         2002
           First quarter                                 2 3/5           1 1/4
           Second quarter                                1 3/4           1 1/5
           Third quarter                                 1 1/4             4/12
           Fourth quarter                                1 1/6             1/2
         2003
           First quarter                                 1.45            0.96
           Second quarter (to June 25, 2003)             8.47            1.00


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

Under Greek corporate law, we are required to pay an aggregate annual dividend equal to the greater of:

         o        6% of our paid-in share capital; or

         o 35% of our net profits for the prior year. However, Greek corporate law provides that no dividends can be distributed to shareholders if: net equity, as reflected in our statutory financial statements, is, or after the distribution will be, less than the share capital plus non-distributable reserves; and

         o the unamortized balance of "Pre-Operating Expenses," as reflected in our statutory financial statements, exceeds the aggregate of distributable reserves plus retained earnings.

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

C.       MATERIAL CONTRACTS

         For a discussion of the Put Agreement relating to our shares in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.), see "Item 7. Major Shareholders and Related Party
Transactions--B. Disclosures Concerning the Effects of Transactions with Related Parties."

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

E.       TAXATION

         The information below under the captions "Ordinary Shares--Greek Taxation" and "Senior Notes--Greek Taxation" are discussions of the material Greek tax consequences of the acquisition, ownership and disposition of ordinary shares and of our senior notes, respectively. The information set forth below under the caption "Senior Notes--United States Taxation" is a discussion of the material United States federal income tax consequences of the acquisition, ownership and disposition of our senior notes by a U.S. Holder (as defined below). These discussions are not a complete analysis or listing of all of the possible tax consequences of such transactions and do not address all tax considerations that may be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth under the caption "Senior Notes--United States Taxation" deal only with U.S. Holders that will hold our senior notes as capital assets within the meaning of the United States

Internal Revenue Code of 1986, as amended, and who do not at any time own individually, nor are treated as owning, 10% or more of our ordinary shares. In addition, the description of United States tax consequences set forth below under the caption "Senior Notes--United States Taxation" does not address the tax treatment of special classes of U.S. Holders, such as banks, tax-exempt entities, insurance companies, a straddle or a constructive sale, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies and holders whose "functional currency" is not the dollar and does not describe any tax consequences arising under the laws of any state, locality or non-U.S. jurisdiction. In addition, we have not included a discussion of the tax consequences of the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder. If you are a U.S. Holder of our ordinary shares you should consult your own tax advisor to under the consequences of the acquisition, ownership and disposition of ordinary shares.

         The term "U.S. Holder" means:

         o        an individual citizen or resident of the United States;

         o a corporation created or organized under the laws of the United States or any state thereof including the District of Columbia;

         o an estate the income of which is subject to United States federal income taxation regardless of its source; or

         o a trust (1) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

         If a partnership holds our senior notes, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. Those investors that are partners of a partnership purchasing our senior notes are urged to consult their own tax advisors with respect to the particular consequences to them.

         A "Non-U.S. Holder" means a beneficial owner of shares that is not a U.S. Holder.

         If you are not a U.S. Holder, you should consult your own tax advisor, particularly as to the applicability of any tax treaty.

ORDINARY SHARES--GREEK TAXATION

         INTRODUCTION

         The following discussion of Greek tax considerations is based on tax laws and regulations in effect in Greece on the date hereof which are subject to change without notice (possibly with retroactive effect). Prospective purchasers or holders of shares should consult their own tax advisors as to the Greek or other tax consequences arising from the acquisition, ownership and disposition of shares having regard to their particular circumstances.

         TAXATION OF DIVIDENDS

         Under Greek law, dividends of a SOCIETE ANONYME whose shares are not listed on the ASE have been taxed prior to their distribution to the shareholders, therefore no further tax is applicable. No withholding taxes are imposed by Greece on the payment of dividends on the shares.

         TAXATION OF CAPITAL GAINS

         SHARES. Under Greek law, any gain derived from the sale of shares of a SOCIETE ANONYME not listed on the ASE or any foreign stock exchange or internationally recognized similar institution will be subject to a 5% capital gains tax. Such tax is also levied on capital gains obtained by persons not residing in Greece for tax purposes who are not entitled to the benefits of an applicable treaty for the avoidance of taxation. Under the tax treaty of 1953 entered into between Greece and the United States (the "US/Greece Tax Treaty"), United States persons otherwise eligible for benefits under the US/Greece Tax Treaty are not exempted from the payment of Greek capital gains tax. Any such capital gains tax is in principle payable by the seller, although the seller and purchaser are held jointly and severally liable.

         Under Greek law, the sale of shares of a SOCIETE ANONYME which operate a television station may only be effected by means of a notarial deed along with a special declaration for the payment of capital gains tax. A copy of the notarial deed must be provided to the Greek National Council for Radio & Television within ten days of execution. Transfers of shares exceeding 5% of the capital of a broadcasting company are subject to approval by the Greek National Council for Radio and Television, such approval to be given within forty days from the date of submission.

         Transfers of shares not effected in accordance with the provisions of Greek Law described above may result in any or all of the following: (i) the relevant transfers shall be null and void (and, if such transfers involve more than 5% of the share capital of the company, may not be approved by the Greek National Council for Radio and Television); (ii) transferees will not be able to exercise their rights as a shareholder of ours (I.E., receive dividends or participate in or vote at a General Assembly, either directly or by proxy);
(iii) resolutions approved by a General Assembly in which the transferees or their proxies participated and voted and the actions authorized pursuant thereto (including, but not limited, to the approval of the financial statements and the distribution of dividends) may be invalidated; (iv) any person who appears and votes at a General Assembly without having the right to do so is subject to criminal sanctions and fines; and (v) the non-filing of a tax declaration (such as the declaration regarding the transfer of shares) by the person who is obliged to do so or the filing of such declaration which subsequently is found to be inaccurate would result in such person being liable for the payment of additional taxes or penalties and if it were the intent of such person to evade payment of tax, such person may also be subject to other administrative or criminal sanctions.

         The consequences set forth in clauses (i) to (iv) above also apply to transfers of shares not effected in accordance with the provisions of Greek law between persons who reside for tax purposes in a country with which Greece has a tax treaty exempting such persons from the payment of Greek capital gains tax. In such case the transferor would be liable for the payment of penalties amounting to between (euro)117.4 and (euro)1,173.9.

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

         The issuance of ordinary shares to a former holder of ADSs requires that such shareholder be registered in our shareholders registry. As a consequence of terminating the ADR facility, such shares will be transferred from the Depositary to the Holder and such Holder will need to follow the procedure for the transfer of shares described above. The same would also apply to any subsequent transfer of shares by the Holders.

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

         INHERITANCE OR SUCCESSION AND DONATION TAXES

         Under Greek law, foreign individuals or legal entities who are neither residents, nor deemed to be residents of Greece under Greek tax law, may be exempted from inheritance, or succession and donation taxes on shares, if the country in which they reside provides equal tax treatment to individuals or legal entities, subject to the provisions of applicable treaties (if any). Even if a treaty should apply should apply, the procedural requirements relating to the transfer of shares are described above under "Taxation of Capital Gains" must be complied with, otherwise the consequences referred to above will be applicable.

         U.S. Holders of shares should consult their tax advisors with regard to the applicability of the double inheritance tax avoidance treaty of 1950 entered into between Greece and the United States.

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

As a result, the amount of interest income included in gross income for United States federal income tax purposes by a U.S. Holder with respect to a payment of interest may be greater than the amount of cash actually received by the U.S. Holder with respect to such payment. Further, if additional amounts are paid due to the U.S. Holder's payment of tax to the Greek taxing authorities such additional amounts will be included in the U.S. Holder's gross income for United States federal income tax purposes. Subject to certain limitations, a U.S. Holder will generally be entitled to a credit against its United States federal income tax liability, or a deduction in computing its United States federal taxable income, for Greek income taxes withheld by us and paid over to the Greek taxing authorities or for any taxes paid directly to the Greek taxing authorities.

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

F.       DIVIDENDS AND PAYING AGREEMENT

         Not applicable.

G.       STATEMENT BY EXPERTS

         Not applicable.

H.       DOCUMENTS ON DISPLAY

         We are a "voluntary filer" of periodic reports with the SEC by reason of covenants in the indentures governing our senior notes. These reports and other information can be inspected without charge and copied at established rates at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices located at 233 Broadway Avenue, New York, New York and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Washington, D.C. 20549, at established rates. The reports and other information are also available free of charge at the SEC's website at WWW.SEC.GOV

I.       SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

FOREIGN EXCHANGE RISK MANAGEMENT

         As of January 1, 2002, our functional currency is euro. Prior to that date, our functional currency was the drachma. However, certain of our revenue, operating costs and expenses are denominated in currencies other than the euro. Transactions involving other currencies were converted into euro (and will be converted into euro) using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the euro equivalent (for periods prior to January 1, 2002) using exchange rates in effect at period-end. Non-euro denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for (euro)8.7 million, or 4.8% of total net revenue in 2003 and
(euro)8.6 million, or 5.1%, OF total net revenue in 2002. Our non-euro denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 3.6% of total net revenue in 2003 and 3.7% 2002. Non-euro denominated indebtedness (primarily U.S. dollars) totaled (euro)55.8 million or 20.8% of total indebtedness, at December 31, 2003 and (euro)70.0 million, or 33.0% of total indebtedness, at December 31, 2002 (including the current portion of long-term debt of (euro)0.5 in 2002). Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

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

         The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                               DECEMBER 31, 2003
                                                               -----------------
FINANCIAL INSTRUMENT                               MATURITY (2007)                FAIR VALUE
--------------------                               ---------------                ----------
                                                         ((EURO))               ((EURO))  ($)
                                                                 (IN MILLIONS)
Senior notes due 2007 ($69.3 million)                   55.0                     55.8      70.3
Average interest rate                                   10.2%                         --

                                                               DECEMBER 31, 2003
                                                               -----------------
FINANCIAL INSTRUMENT                               MATURITY (2008)                FAIR VALUE
--------------------                               ---------------                ----------
                                                         ((EURO))               ((EURO))   ($)
                                                                 (IN MILLIONS)
Senior notes due 2008 ((euro)138.7  million)           138.7                    141.5     178.2
Average interest rate                                   10.2%                         --

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

     The tables below present the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                               DECEMBER 31, 2003
                                                               -----------------
FINANCIAL INSTRUMENT                               MATURITY (2007)                FAIR VALUE
--------------------                               ---------------                ----------
                                                         ((EURO))               ((EURO))  ($)
                                                                 (IN MILLIONS)
Senior notes due 2007 ($69.3 million)                   55.0                     55.8      70.3
Average interest rate                                   10.2%                         --
                                                               DECEMBER 31, 2003
                                                               -----------------
FINANCIAL INSTRUMENT                               MATURITY (2008)                FAIR VALUE
--------------------                               ---------------                ----------
                                                         ((EURO))               ((EURO))   ($)
                                                                 (IN MILLIONS)
Senior notes due 2008 ((euro)138.7  million)           138.7                    141.5     178.2
Average interest rate                                   10.2%                         --

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHT OF SECURITY HOLDER AND USE OF PROCEEDS

         Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

         EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES. As of December 31, 2003, our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the year, our disclosure controls and procedures were effective to ensure that information we are required to disclose in our filings under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

         CHANGES TO INTERNAL CONTROLS AND PROCEDURES FOR FINANCIAL REPORTING. During the period covered by this annual report there were no significant changes to our internal control over financial reporting or in other factors that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.          ADDITIONAL DISCLOSURES


A.       AUDIT COMMITTEE FINANCIAL EXPERT.

         Our board of directors has determined that Dr. Nikolaos Angelopoulos, a member of our audit committee, qualifies as an "audit committee financial expert" (as defined by applicable SEC rules). Dr. Angelopoulos is our CFO and is therefore not independent under the listing standards that would be applicable to companies whose shares are quoted for trading on the Nasdaq Stock Market. We ceased to be potentially subject to such independence rules, which otherwise become effective July 31, 2005, upon delisting our ADSs.

B.       CODE OF ETHICS.

         We have adopted a code of ethics (the "Code of Ethics") that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (together, the "Financial Supervisors"). Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES.

         The following table provides information about the fees billed to us for professional services rendered by KPMG during fiscal 2003 and 2002:

--------------------------------------------------------------------------------
(EUR  THOUSANDS)                     2003                        2002
--------------------------------------------------------------------------------
Audit Fees                           165.7                      143.4
--------------------------------------------------------------------------------
Audit-Related Fees                    6.0                        --
--------------------------------------------------------------------------------
Tax Fees                              --                         --
--------------------------------------------------------------------------------
All Other Fees                        --                         --
--------------------------------------------------------------------------------
Total                                171.7                      143.4
================================================================================


AUDIT FEES. Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

AUDIT-RELATED FEES. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. During fiscal 2003, the services provided in this category were related to special statutory reporting.

TAX FEES. Tax fees consist of fees for tax compliance services, tax advice and tax planning. No such services were provided in 2002 or 2003.

PRE-APPROVAL POLICIES AND PROCEDURES

         (a) The Audit Committee pre-approves any engagement of KPMG for audit and non-audit services.


ITEM 17.          FINANCIAL STATEMENTS

         Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

         See pages F-1 to F-47

ITEM 19.          EXHIBITS

1.1      Articles of Incorporation of Antenna TV S.A. (1)

2.1 Indenture dated as of August 12, 1997 between Antenna and The Bank of New York, as Trustee (1)

2.2 Indenture dated as of June 18, 2001 between Antenna and The Bank of New York, as Trustee (2)

4.1 Agreement dated June 14, 2001 between Antenna and Mr. Minos Kyriakou relating to Antenna's investment in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) (3)

8.1      Significant Subsidiaries

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

(3) Incorporated by reference to Annual Report on Form 20-F filed with the SEC on March 29, 2002.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            PAGE
                                                                            ----

Independent Auditors' Report...........................................      F-2

Consolidated Statements of Operations for the years ended
December 31, 2001, 2002 and 2003.......................................      F-3

Consolidated Balance Sheets as of December 31, 2002 and 2003...........      F-4

Consolidated Statements of Shareholders' Equity for the years
ended December 31, 2001, 2002 and 2003.................................      F-6

Consolidated Statement of Cash Flows for the years ended
December 31, 2001, 2002 and 2003.......................................      F-7

Notes to Consolidated Financial Statements.............................      F-8

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders
Antenna TV S.A.

         We have audited the accompanying consolidated balance sheets of Antenna TV S.A. and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Antenna TV S.A. and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States.

         As discussed in Note 2, the Company adopted Statement of Financial Accounting Standards No. 142 GOODWILL AND OTHER INTANGIBLE ASSETS as of January 1, 2002 and, accordingly ceased amortizing, goodwill and indefinite lived intangible assets as of that date. Additionally the Company adopted Statement of Position (SOP) 00-2 ACCOUNTING BY PRODUCERS OR DISTRIBUTORS OF FILMS as of January 1, 2001, changing revenue recognition and accounting for advertising, development and overhead cost on television productions.


/s/ KPMG

Athens, Greece
March 2, 2004

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
        (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT EARNINGS PER SHARE)

                                                                        YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------------------------------
                                           NOTES          2001            2002            2003            2003
                                           -----          ----            ----            ----            ----
                                                        ((EURO))        ((EURO))        ((EURO))           ($)
Advertising revenue................                      113,545         122,414         127,914         161,133
Related party revenue..............          6             5,785           5,699           5,492           6,919
Publication revenue................                       20,402          19,354          23,380          29,452
Other revenue......................        2, 22          18,359          21,383          23,627          29,763
                                                         -------         -------         -------         -------
Total net revenue..................         2,30         158,091         168,850         180,413         227,267
                                                         -------         -------         -------         -------
Cost of sales......................                       63,302          69,993          71,613          90,211
Selling, general and
     administrative expenses.......                       27,994          30,792          35,986          45,332
Amortization of programming costs..          8            43,747          47,445          52,025          65,536
Depreciation and amortization......      9, 10, 11         7,740           8,403           6,788           8,551
                                                         -------         -------         -------         -------
Operating income...................                       15,308          12,217          14,001          17,637
Interest expense, net..............      13, 14, 15,
                                             16          (18,640)        (22,079)        (20,649)        (26,011)
Foreign exchange (losses) gains,
     net...........................          23           (5,041)         10,163           9,356          11,786
Equity in net (loss) in
     unconsolidated affiliate......          7                (5)             (3)             --              --
Other (expense), net...............          24          (37,377)         (2,371)           (938)         (1,182)
Minority interest in loss (income)
     of consolidated entities......                        1,423             671              (5)             (6)
                                                         -------         -------         -------         -------
(Loss) earnings before income taxes                      (44,332)         (1,402)          1,765           2,224
(Benefit) provision  for income
     taxes.........................          18          (13,958)            860           1,616           2,036
                                                         -------         -------         -------         -------
(Loss) earnings before change in
     accounting principle..........                      (30,374)         (2,262)            149             188
Cumulative effect of a change in
     accounting principle (net of
     income taxes of(euro)347 and(euro)117)  2              (578)           (953)             --              --
                                                         -------         -------         -------         -------
Net (loss) income..................                      (30,952)         (3,215)            149             188
                                                         =======         =======         =======         =======
Basic and diluted (loss) earnings
     per share before cumulative
     effect of the change in
     accounting principle..........          2              (1.5)           (0.2)             --              --
                                                         =======         =======         =======         =======
Basic and diluted (loss) per share
     of change in accounting
     principle.....................                           --              --              --              --
                                                         =======         =======         =======         =======
Basic and diluted (loss) earnings
     per share.....................          2              (1.5)           (0.2)             --              --
                                                         =======         =======         =======         =======

     Exchange rate for the convenience translation of the December 31, 2003 balances is (euro) 1.00 to $ 1.2597

             The balances as at December 31, 2001 are restated from
                   GRD into Euros at (euro) 1.00 to GRD 340.75



The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2003
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                     ASSETS


                                                                                 DECEMBER 31,
                                                                 ---------------------------------------------
                                                  NOTES            2002               2003              2003
                                                  -----            ----               ----              ----
                                                                 ((euro))           ((euro))             ($)
CURRENT ASSETS:
   Cash and cash equivalents............                           89,815             81,395           102,533
   Marketable equity securities.........            7               3,531              2,852             3,593
   Accounts receivable, less allowance
      for doubtful accounts of(euro)6,747
      in December 2002 and(euro)7,929 in
      December 2003.....................            4              77,715             74,304            93,601
   Inventories..........................            5               2,303              2,036             2,565
   Due from related parties.............            6              15,799             18,762            23,634
   Advances to related parties..........            6               3,761              3,376             4,253
   Advances to third parties............                            7,786              7,026             8,851
   Deferred tax assets..................           18               4,137              3,268             4,117
   Prepaid expenses and other current
        assets..........................                              684                807             1,016
   Income and withholding tax advances..                            1,451              1,669             2,102
                                                                  -------            -------           -------
      Total current assets..............                          206,982            195,495           246,265
                                                                  -------            -------           -------
Investments.............................            7              13,532             12,932            16,291
Property and equipment, net.............            9              21,319             22,442            28,270
Broadcast, transmission and printing
     equipment under capital leases, net           10               4,102              3,327             4,191
Deferred charges, net...................            2               5,559              3,999             5,038
Programming costs.......................            8              98,755             90,109           113,510
Due from related party..................            6               9,754              7,160             9,019
Advances to related parties.............            6                 153                169               213
Goodwill................................            2               5,120              5,631             7,093
Other amortizable intangible assets, net          2,11                474                378               476
Deferred tax assets.....................           18              17,561             18,247            22,986
Other assets............................           12               9,230              9,230            11,627
                                                                  -------            -------           -------
      Total assets......................                          392,541            369,119           464,979
                                                                  =======            =======           =======


     Exchange rate for the convenience translation of the December 31, 2003 balances is(euro)1.00 to $ 1.2597



The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2003
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                       LIABILITIES & SHAREHOLDERS' EQUITY

                                                                                 DECEMBER 31,
                                                                 ---------------------------------------------
                                                  NOTES            2002               2003              2003
                                                  -----            ----               ----              ----
                                                                 ((euro))           ((euro))             ($)
CURRENT LIABILITIES:
   Bank overdrafts and short-term
        borrowings.......................          13              17,875             18,767            23,641
   Current portion of obligations under
        capital leases...................          16                 870                748               942
   Current portion of long-term debt.....          15                 489                 --                --
   Trade accounts, notes and cheques
        payable..........................                          30,412             31,349            39,490
   Program license payable...............                          25,101             26,287            33,113
   Customer advances.....................                           1,174              1,455             1,833
   Payable to related parties............           6                  23                500               630
   Accrued interest......................         13,14             9,644              8,849            11,147
   Accrued expenses and other current
        liabilities......................          17              13,268             16,187            20,391
   Income taxes payable..................          18              10,646              2,212             2,787
   Deferred tax liability................          18               3,712              3,563             4,488
                                                                  -------            -------           -------
      Total current liabilities..........                         113,214            109,917           138,462
                                                                  -------            -------           -------
LONG-TERM LIABILITIES:
   Senior Notes..........................          14             212,691            193,751           244,068
   Long-term obligations under capital
        leases...........................          16               1,998              1,168             1,471
   Payable to related parties............           6                 398                 --                --
   Employee retirement benefits..........          19               1,742              1,974             2,487
   Long-term provisions..................          29                 481                579               729
                                                                  -------            -------           -------
      Total liabilities..................                         330,524            307,389           387,217
                                                                  -------            -------           -------
Minority interests.......................                              66                 71                90
                                                                  -------            -------           -------
SHAREHOLDERS' EQUITY:
   Share capital.........................          20               5,825              5,955             7,501
   Additional paid--in capital............                          84,270             84,270          106,155
   Accumulated deficit...................                         (28,225)           (28,206)          (35,531)
   Accumulated other comprehensive
        income (loss)....................           2                  81              (360)              (453)
                                                                  -------            -------           -------
      Total shareholders' equity.........                          61,951             61,659            77,672
                                                                  -------            -------           -------
Commitments and contingencies............         28,29                --                 --                --
   Total liabilities and shareholders'
        equity...........................                         392,541            369,119           464,979
                                                                  =======            =======           =======


     Exchange rate for the convenience translation of the December 31, 2003 balances is(euro)1.00 to $ 1.2597



The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
                             (IN THOUSANDS OF EURO)

                                                         ACCUMULATED (DEFICIT) RETAINED EARNINGS
                               ------------------------------------------------------------------------------------------------
                                                   LEGAL, TAX  ACCUMULATED              ACCUMULATED
                                         ADDITIONAL FREE AND    (DEFICIT)                  OTHER
                                SHARE     PAID-IN    OTHER       RETAINED              COMPREHENSIVE              COMPREHENSIVE
                               CAPITAL    CAPITAL   RESERVES     EARNINGS    TOTAL     INCOME (LOSS)  GRAND TOTAL  INCOME (LOSS)
                               -------    -------   --------     --------    -----     -------------  -----------  -------------
BALANCE DECEMBER 31, 2000....    5,825     84,270     9,113       (3,171)    5,942         (20,125)     75,912
Net (loss) for the year             --         --        --      (30,952)  (30,952)             --     (30,952)       (30,952)
Realization of other
     than temporary
     loss of
     marketable equity
     securities..............       --         --        --           --        --          20,124      20,124         20,124
Currency translation
     adjustment........ .....       --         --        --           --        --               2           2              2
                                                                                                                      -------
Total comprehensive
     (loss)..................       --         --        --           --        --              --          --        (10,826)
                                                                                                                      =======
Transfer of statutory
     earnings to
     legal, tax free
     and other reserves             --         --       562        (562)        --              --          --             --
                             -------------------------------------------------------------------------------------------------

BALANCE DECEMBER 31, 2001....    5,825     84,270     9,675     (34,685)   (25,010)              1      65,086             --
Net (loss) for the year             --         --        --      (3,215)    (3,215)             --      (3,215)        (3,215)
Unrealized gain on
     available for
     sale equity
     securities, net
     of tax charge of
     (euro)43................       --         --        --           --         --             80          80             80
                                                                                                                      -------
Total comprehensive
     loss....................       --         --        --           --         --             --          --         (3,135)
                                                                                                                      =======
Transfer from legal,
     tax free and
     other reserves to
     statutory earnings .....       --         --   (4,173)        4,173         --             --          --
                             -------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2002....    5,825     84,270     5,502      (33,727)  (28,225)             81      61,951             --
Net income for the year......       --         --        --          149       149              --         149            149
Capitalization of
     legal -special
     reserve.................      130         --     (130)           --      (130)             --          --
Unrealized loss on
     available for
     sale equity
     securities, net
     of tax benefit of
     (euro)238...............       --         --        --           --        --            (441)       (441)          (441)
                                                                                                                      -------
Total comprehensive
     loss....................       --         --        --           --        --              --          --           (292)
                                                                                                                      =======
Transfer of statutory
     earnings to legal,
     tax free and
     other reserves .........                           75           (75)       --              --          --
                             -------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 2003....   5,955      84,270     5,447     (33,653)   (28,206)           (360)     61,659
                              =======     =======   =======     =======    =======         =======     =======


         The balances as at December 31, 2000 and 2001 are restated from GRD into Euros at (euro) 1.00 to GRD 340.75



The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                    YEAR ENDED DECEMBER 31,
                                                                  ---------------------------------------------------------
                                                                    2001           2002              2003            2003
                                                                    ----           ----              ----            ----
                                                                   ((EURO))       ((EURO))         ((EURO))           ($)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss) income....................................           (30,952)        (3,215)             149            188
   ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
   (Gain) loss  from repurchase of Senior Notes.........              (334)        (2,474)              77             97
   Cumulative effect of a change in accounting principle               578            953               --             --
   Deferred income taxes................................           (16,052)       (13,026)             272            343
   Minority interest on acquired entities...............            (1,423)          (671)               5              6
   Equity in net loss of unconsolidated affiliate.......                 5              3               --             --
   Amortization of debt issuance expenses...............             1,324          1,124            1,098          1,383
   Write down in marketable equity securities and
        investments.....................................            37,392          4,813              600            756
   Depreciation of property and equipment and capital
        leases and amortization of programming costs,
        goodwill and other intangibles..................            51,487         55,848           58,813         74,087
   Provision for other long-term liabilities............                --             --               98            123
   Provision for employee retirement benefits...........               241            225              232            292
   CHANGE IN ASSETS AND LIABILITIES
      (Increase) decrease in accounts and other
          receivable....................................            (5,772)         1,395            3,411          4,297
      (Increase) decrease in due from/to related parties            (8,688)         3,488               81            102
      (Increase) in programming costs...................           (49,410)       (56,807)         (48,214)       (60,735)
      (Increase) decrease in prepaid and licensed
          programming expenditures......................            (1,100)        (5,174)           4,836          6,092
      (Decrease) increase in trade accounts, notes and
          cheques payable...............................            (2,935)         4,287              937          1,180
      Increase in licensed program payable..............             7,362         11,960            1,185          1,493
      (Increase) decrease in inventories................              (106)          (132)             267            336
      (Decrease) increase in customer advances..........              (488)           393              280            353
      Increase (decrease) in accrued expenses and other
          liabilities...................................             7,711         (3,335)           2,123          2,674
      (Decrease) increase in income taxes payable.......            (3,417)         8,708           (8,434)       (10,624)
      Other, net........................................             2,397          2,495              462            582
                                                                   -------        -------          -------        -------
      Total adjustments.................................            18,772         14,073           18,129         22,837
                                                                   -------        -------          -------        -------
NET CASH (USED) PROVIDED IN OPERATING ACTIVITIES........           (12,180)        10,858           18,278         23,025
                                                                   -------        -------          -------        -------
CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition and right of acquisition of businesses,
     net of cash........................................           (13,535)          (187)            (781)          (984)
   Purchase of assets under capital leases..............            (1,673)          (177)              --             --
   Purchase of fixed assets.............................            (8,566)        (4,227)          (6,811)        (8,580)
                                                                   -------        -------          -------        -------
NET CASH (USED) IN INVESTING ACTIVITIES.................           (23,774)        (4,591)         (7, 592)        (9,564)
                                                                   -------        -------          -------        -------
CASH FLOW FROM FINANCING ACTIVITIES
   Proceeds from Senior Notes...........................           150,000             --               --             --
   Debt issuance costs..................................            (5,447)           (52)              --             --
   Proceeds (repayment) from long-term debt.............               981           (606)            (489)          (616)
   Redemption of Senior Notes...........................           (14,412)        (7,736)          (7,477)        (9,419)
   (Decrease) increase in bank overdrafts and short
        term borrowings, net............................           (21,534)           384              891          1,122
   Decrease in restricted cash..........................               693             44               --             --
   Increase in lease obligation.........................             1,673            177               --             --
   Repayments of capital lease obligations..............              (920)        (1,035)            (952)        (1,199)
                                                                   -------        -------          -------        -------
NET CASH PROVIDED (USED) IN  FINANCING ACTIVITIES.......           111,034         (8,824)          (8,027)       (10,112)
                                                                   -------        -------          -------        -------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.................             4,789        (12,225)         (11,079)       (13,955)
INCREASE (DECREASE) IN CASH.............................            79,869        (14,782)          (8,420)       (10,606)
CASH AT BEGINNING OF YEAR...............................            24,728        104,597           89,815        113,140
                                                                   -------        -------          -------        -------
CASH AT END OF YEAR.....................................           104,597         89,815           81,395        102,534
                                                                   =======        =======          =======        =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for interest...............................            11,691         24,221           21,271         26,795
   Cash paid for income taxes...........................             1,138          5,081            8,491         10,696


     Exchange rate for the convenience translation of the December 31, 2003 balances is(euro)1.00 to $ 1.2597

      The balances as at December 31, 2001 are restated from GRD into Euros at (euro) 1.00 to GRD 340.75



The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


1.       OPERATIONS OF THE COMPANY

         Antenna TV S.A. ("Antenna"), a Greek societe anonyme, was founded by Mr. Minos Kyriakou, the Chairman of the Company. The Company began operations at the end of 1989 after the introduction of private commercial television in Greece. The principal activity of Antenna and its operating subsidiaries (the "Company") is the sale of advertising spots on television and radio and publishing revenue. These activities are primarily conducted through subsidiaries in Greece.


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

ACQUISITIONS OF UNRELATED BUSINESSES

         I)       YEAR ENDED DECEMBER 31, 2001

         In January 2001, the Company acquired a 51% interest in Blues Hall EPE for cash consideration of (euro)18. This acquisition was accounted for using the purchase method and, accordingly, the net assets acquired have been recorded at their fair value and the results of operations included from the date of acquisition. Based on estimates of fair value, (euro)920 had been allocated to goodwill which was impaired as a result of the adoption of SFAS 142.

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

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


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

         In the third quarter of 2001, the Company became a 100% shareholder in a newly established company Antenna Pay TV Ltd, which in turn owns 100% of Antenna Gold Overseas Ltd and CYP 5,000 was contributed as an initial investment. Antenna Pay TV Ltd was established to acquire the interest in NetMed NV (see below).

         In the fourth quarter of 2001, Antenna Internet became a shareholder (80% interest) in VIPS 24, a newly established company, for an initial investment of (euro)47. VIPS 24 is fully consolidated with Antenna Internet.

         On October 8, 2001 the Company completed its acquisition of a 5% interest in NetMed NV, the pay television platform of MIH Limited in Greece and Cyprus (acquiring 622 Class E shares) for cash consideration of $12.3 million. The investment in NetMed NV was diluted to a 4.18% interest in 2003, as a result of the issuance by NetMed of shares to an additional strategic investor. This investment has been accounted for at cost (refer to Note 7).

         Pursuant to the channel distribution agreement, the Company has agreed to license to NetMed in Greece and Cyprus certain television channels via pay television systems for a period of 5 years. Initially, the Company licensed a twelve-hour television channel called "Antenna Gold". Antenna Gold was launched during September 2002. The Company is receiving a fee in respect of each subscriber, as defined in the channel distribution agreement. The Company is also entitled to 100% of all revenue derived from the sale of advertising and sponsorships on Antenna Gold. For the years ended December 31, 2002 and 2003, the Company's revenue earned from such an agreement amounted to (euro)170 and
(euro)200, respectively.

         Antenna TV and MultiChoice Hellas concluded various agreements in 2001, 2002 and 2003 under which Antenna TV assigned the right to distribute BIG BROTHER, BIG BROTHER II and THE WALL to MultiChoice Hellas through a channel on the Nova bouquet. These rights expired on December 31, 2001, 2002 and 2003 respectively. During the period of the agreement Antenna received a fee related to the number of new subscribers.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


     II)          YEAR ENDED DECEMBER 31, 2003

         On July 29, 2003 the Company became the sole shareholder of a newly established company Fonitiki Techni EPE known as Fame Studio and (euro)18 was contributed to the share capital. Fame Studio operates as a school of vocal artists and commenced its operations in the fourth quarter of 2003.

         On September 8, 2003, the Company acquired a further 11% interest in Heaven Music for cash consideration of (euro)586. This acquisition was accounted for using SFAS 141 and, accordingly, net assets acquired have been recorded based on their estimate of fair value at the date of aquisition and the results of their operations included from the date of acquisition. Fair value was determined based on internal studies.

         The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Receivables                                                183
Other assets                                                71
Goodwill                                                   579
Property, plant and equipment                               54
                                                        ------
                                                           887

Accounts payable and accrued liabilities                   301
                                                        ------
Net assets acquired                                        586
                                                        ======

         The (euro)579 of goodwill was assigned to the music recording segment. The total amount assigned to goodwill is not expected to be tax deductible.

         On a proforma basis, reflecting the acquisition as if it had taken place at the beginning of the year, unaudited net revenues, net earnings and basic and diluted earnings per share would be approximately the same.

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

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         Upon adoption of SFAS No. 141 and SFAS No. 142 the Company evaluated its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made any necessary reclassifications required by SFAS No. 141. Upon the adoption of SFAS 142, the Company reassessed the useful lives and residual values of all intangible assets acquired in purchase business combinations. In addition, to the extent an intangible asset was identified as having an indefinite useful life, the Company tested the intangible asset for impairment in accordance with the provisions of SFAS No. 142 during the first quarter of 2002.

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

         During the quarter ended March 31, 2002, the Company completed its impairment review, which indicated that there was an impairment loss resulting from the initial application of these statements. The impairment loss amounting to (euro)953, net of tax, has been recorded in 2002 as a cumulative effect of a change in accounting principle. As of the date of adoption, the Company had unamortized goodwill and other intangible assets of approximately (euro)6,558 all of which have been subject to the transition provision of Statements 141 and
142. The related amortization expense totaled (euro)1,349 for the year ended December 31, 2001.

         The Company updated its impairment review, which indicated that there was no impairment for the year ended December 31, 2003.

         The following table provides a reconciliation of reported net loss to adjusted net income, as though SFAS No. 142 had been applied from the beginning of fiscal year 2001:

                                                                               FOR THE YEAR ENDED DECEMBER 31, 2001
                                                                               ------------------------------------
                                                                                                       EARNINGS
                                                                                  AMOUNT               PER SHARE
                                                                                  ------               ---------
Reported net (loss) .................................................             (30,952)                  (1.5)
Cumulative effect of change in accounting principle (SOP 00-2).......                 578                     --
                                                                                 --------                -------
Reported net (loss) before the cumulative effect of change in
     accounting principle..................................                       (30,374)                  (1.5)
Add back amortization :
     Goodwill........................................................               1,349                   0.06
                                                                                 --------                -------
Adjusted net, (loss) attributed to common stock before the
     cumulative effect of change in accounting principles............             (29,025)                 (1.44)
                                                                                 ========                =======

         The changes in the carrying amount of goodwill as at December 31, 2002 and 2003 are as follows:

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


GOODWILL
DECEMBER 31, 2002

                                                                                                   TOTAL
                                                             TELEVISION  PUBLICATIONS    OTHER  CONSOLIDATED
                                                             ----------  ------------    -----  ------------
Balance January 1, 2002...............................            2,954       2,048         854       5,865
Impairment loss, upon initial application.............               --          --       (736)       (736)
                                                                -------     -------    -------     -------
Balance December 31, 2002.............................            2,954       2,048         118       5,120
                                                                =======     =======    =======     =======

GOODWILL
DECEMBER 31, 2003

                                                                                         MUSIC                TOTAL
                                                             TELEVISION PUBLICATIONS  RECORDING  OTHER   CONSOLIDATED
                                                             -----------------------  ---------  -----   ------------
Balance January 1, 2003...............................            2,954       2,048         --       118      5,120
Goodwill acquired (disposed) during the year..........              (68)         --        579        --        511
                                                                -------     -------    -------   -------    -------
Balance December 31, 2003.............................            2,886       2,048        579       118      5,631
                                                                =======     =======    =======   =======    =======

         The change in the carrying amount of other intangible asset as at December 31, 2002 and 2003 are as follows:

INTANGIBLE ASSETS
DECEMBER 31, 2002

                                                                            OTHER
                                                                         AMORTIZABLE
                                                                       INTANGIBLE ASSETS
                                                                       -----------------
Balance January 1, 2002...........................................                  702
Other amortizable intangible assets acquired (amortized), net.....                  107
Impairment losses upon initial application........................                 (335)
                                                                                 -------
Balance December 31, 2002.........................................                  474
                                                                                 =======

DECEMBER 31, 2003

                                                                            OTHER
                                                                         AMORTIZABLE
                                                                       INTANGIBLE ASSETS
                                                                       -----------------
Balance January 1, 2003...........................................                   474
Other amortizable intangible assets acquired (amortized), net.....                   (96)
                                                                                 -------
Balance December 31, 2003.........................................                   378
                                                                                 =======

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


The aggregate amortization expense for the years ended December 31, 2002 and 2003 amounts to (euro)187 and (euro)327, respectively.

The aggregate amortization expense for the next four consecutive years is:

                           2004 ......................  152
                           2005 ......................  136
                           2006 ......................   61
                           2007 ......................   29
                                                      -----
                                                        378
                                                      =====


PRINCIPLES OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS

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

         Marketable equity securities are classified as "available-for-sale", and are recorded at fair value with unrealized gains and losses net-of-tax, included in shareholders' equity under other comprehensive income (loss) until the investment is sold, at which time the realized gain or loss is included in income. Dividends and other distributions from both market-value and cost-method investments are included in income when declared.

         The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the consolidated statements of operations.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


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

FOREIGN CURRENCY TRANSLATION

         Prior to January 1, 2002, the Company's functional currency was the drachma. Since January 1, 2002, the Company's functional currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates in effect at the time of the transactions. Monetary assets and liabilities, which are denominated in other currencies, are stated at the euro equivalent prevailing at year-end. Gains and losses resulting from foreign currency remeasurements are reflected in the accompanying consolidated statements of operations. Gains and losses resulting from the translation of financial statements are components of other comprehensive income.

REVENUE

         The Company's primary source of revenue is the sale of advertising time. Advertising revenue is recognized in the period that the spots are aired.

         The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 104, Revenue Recognition in Financial Statements, in December 2003. SAB 104 summarizes certain of the SEC staff's views in applying US generally accepted accounting principles to revenue recognition in financial statements. The Company recognizes revenue in accordance with SAB 104, and SOP 00-2.

         Revenue from licensing and distribution agreements is recognized when all of the following conditions are met: the license period begins, the license fee for each program is known, the cost of each program is known, each program becomes available for broadcast and has been accepted by the licensee, and collectibility of the full license fee is reasonably assured.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


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

         Revenue from providing content to mobile telephone subscribers for SMS/WAP services such as political, economic and sporting news, horoscopes, sport results and message services (including voting capabilities for reality shows) in exchange for a fee are recognized as revenue when the services are rendered. Revenue earned from reality shows web site updates in exchange for a fee are recognized when the services are rendered.

         Revenue earned from Internet based advertising services is recognized as revenue in the period that the advertising messages appear.

         The Company follows the Emerging Issues Task Force (EITF) 99-19 Reporting Revenue Gross as a Principal versus Net as an Agent. The Company in assessing whether revenue resulting from sales over the Internet are to be reported gross or net considers the following factors: the Company acts as a principal in the transaction; the Company takes title to the goods; the Company has the risks and rewards of ownership; and the Company acts as an agent/broker.

         Revenue earned from tuition fees is allocated over the periods of the academic year when services have been rendered.

         Revenue from theatre ticket sales (included in other revenue) is recognized as revenue when the tickets are sold and the theatrical production is exhibited.

DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the 9% Senior Notes due 2007 issued on August 12, 1997 (the "2007 Notes") (see Note 14), were capitalized and are amortized on a straight line basis over the term of the 2007 Notes. The expenses incurred in the connection with issuance and distribution of the 9 3/4% Senior Notes due 2008, issued on June 18, 2001 (the "2008 Notes") were capitalized and are being amortized over the term of the 2008 Notes. Amortization for the years

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


ended December 31, 2001 and 2002 and 2003 totaled (euro)1,324, (euro)1,124 and
(euro)1,098 respectively, and is included in interest expense net, in the accompanying consolidated statements of operations.

PROGRAMMING COSTS

         Programming costs include produced programming and programming produced under contract with third-party production companies, licensed program rights and rights to sporting events.

         During the first quarter of 2001, the Company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 00-2 "Accounting by Producers or Distributors of Films". SOP 00-2 established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television productions to be expensed as incurred. It also requires certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non current assets. The amortization of programming costs, excluding licensed program rights, are amortized to operations using the same ratio of current period's actual revenue bears to estimated unrecognized ultimate revenue. The amortization of programming costs, excluding licensed program rights, are charged to operations using the ratio of current period's gross revenue to estimated gross revenue to be derived from all sources. The amortization rates used for periods after actual gross revenue have been received are based on estimates and are reviewed periodically and revised when necessary to reflect historical patterns. Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of the delivery of the first episode, or if still in production, five years from the date of delivery of the most recent episode. Amortization of programming costs commences when the program is released and it begins to recognize revenue from that program. Estimates of future revenues are reviewed periodically to the extent that these estimates are revised, the amortization of programming costs is adjusted accordingly. The Company for the year ended December 31, 2001 recorded a one-time after-tax charge for the initial adoption of the standard of (euro)578. This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations.

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

WEB SITE DEVELOPMENT EXPENSES

         Web site development expenses relate to the development of new online services and consist principally of costs for content, employee compensation/training and services for research and implementations planning. The Company follows EITF Issue No. 00-2, Accounting for Web Site Development costs, which requires certain costs to develop Web sites be capitalized or expensed, depending on the nature of the costs. During the year ended December 31, 2001, Web site development costs expensed amounted to (euro) 1,227. No such costs were capitalized in 2002 and 2003 and the expenses incurred for the years ended December 31, 2002 and 2003 amounted to (euro)9 and (euro)9, respectively.

ADVERTISING

         In accordance with SOP 00-2 the Company expenses advertising costs for television productions.

CASH AND CASH EQUIVALENTS

         The Company considers cash or cash equivalents to be highly liquid investments such as cash, time deposits and certificates with original maturities of three months or less.

INVENTORIES

         Inventories are valued at the lower of cost (weighted-average) or net realizable value.

PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost, less accumulated depreciation. Major renewals and improvements that extend the useful life of an asset are capitalized. Maintenance and repairs which do not improve or extend the lives of the respective assets are expensed when incurred.

         Depreciation of property and equipment is calculated on the straight-line basis over the estimated useful lives of the assets (see Note 9).

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

INCOME TAXES

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

BARTER TRANSACTIONS

         Barter transactions represent non-cash transactions in which the Company sells advertising time or space to a third party in return for goods, services or assets (including rights to sporting events). These transactions are accounted for on the basis of the fair market value of the goods, services or assets received or advertising surrendered, whichever is more readily determinable. During the years ended December 31, 2001, 2002 and 2003 net revenue derived from barter transactions amounted to (euro)1,421, (euro)988 and
(euro)690 respectively.

         The Company's major source of revenue is derived in Greece (see Note
30).

CONCENTRATION OF CREDIT RISK

         Concentration of credit risks with respect to current trade accounts, are managed as the Company obtains letters of guarantee from banks to support receivable balances. At December 31, 2002 and 2003,

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


the Company had obtained letters of guarantee in respect of approximately 4.5% and 3.9% of receivables, respectively.

         The Company earned 3.7% ((euro)5,785), 3.4% ((euro)5,699) and 3.0%
((euro)5,492) of net revenues from related companies foR the years ended December 31, 2001, 2002 and 2003, respectively. Accounts receivable relating to related parties as of December 31, 2002 and 2003 represented 24.7% and 25.9% of total accounts receivable, respectively. Related party revenue denominated in foreign currency amounted to (euro)3,825, (euro)3,330 and (euro)1,745 for the years ended December 31, 2001, 2002 and 2003 respectively. The related receivables are subject to foreign currency risk.

         Advances to related parties represents 33% and 34% of total advances at December 31, 2002 and 2003, respectively.

         No one supplier accounts for more than 10% of purchases.

         The Company's significant source of revenue is generated from selling advertising spots to local advertisers. In the years ended December 31, 2001, 2002 and 2003 no one advertiser accounted for 10% or more of total net revenue.

DISPOSAL OF LONG-LIVED ASSETS

         In 2002, the Company adopted SFAS No. 144 "ACCOUNTING FOR IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS".

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

IMPAIRMENT OF LONG-LIVED ASSETS

         In 2002 the Company adopted SFAS No. 144 Accounting for Impairment or Disposal of Long-Lived Assets. This standard replaced SFAS No. 121 Accounting for the Impairment of Long-Lived Assets to be Disposed off. In accordance with SFAS No. 144 long-lived assets are measured at the lower of carrying amount or fair value, less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore discontinued operations are no longer measured at net realizable value or include amounts for operating losses that have not yet occurred.

         Fair value is determined by quoted market prices and when not available, the estimate of fair value is based on the best available information, including prices for similar assets and the results of present value techniques.

         The Company tests long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of the long-lived asset may not be recoverable.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         The Company had no impairments of long-lived assets for the years ended December 31, 2001, 2002 and 2003.

IMPAIRMENT OF GOODWILL

         In 2002 the Company adopted SFAS No. 142 GOODWILL AND OTHER INTANGIBLE ASSETS for testing goodwill for impairment on an annual basis and between tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

         Fair value is determined by quoted market prices and when not available, the estimate of fair value is based on the best available information, including prices for similar assets and liabilities and the results of using a present value technique (discounted cash flows).

         Prior to the adoption of SFAS No. 142 the Company evaluated recoverability of goodwill, intangible assets and other long-lived assets upon the occurrence of an event or change in circumstances. Recoverability of these assets was determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount, including associated intangible assets, of such operation. If the operation was determined to be unable to recover the carrying amount of its assets, then intangible assets were written down first, followed by the other long-lived assets of the operation, to fair value. Fair value was determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

EARNINGS PER SHARE

         The earnings per common share is computed by dividing net income applicable to common stock by the weighted average number of issued shares of common stock for the years ended December 31, 2001, 2002 and 2003. Basic earnings per share and diluted earnings per share are equal, as the Company does not have any dilutive securities outstanding.

COSTS OF START-UP ACTIVITIES

         The Company expenses costs of start-up activities and organization costs as incurred.

ACCOUNTING FOR COMPUTER SOFTWARE

         The Company follows AICPA issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which requires the Company to capitalize certain internal-use software costs once certain criteria, are met.

ACCOUNTING FOR SHIPPING AND HANDLING FEES AND COSTS

         The Company follows EITF 00-10, "Accounting for Shipping and Handling Fees and Costs", and EITF 00-14, "Accounting for Certain Sales Incentives". EITF 00-10 addresses the income statement classification for shipping and handling fees and costs. EITF 00-14 requires that all expenses relating to sales incentives such as coupons, rebates and discounts be reported as a reduction of sales.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


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

         The provisions of this standard are effective for fiscal years beginning after May 15, 2002. Gains or losses on extinguishments of debt that were classified as extraordinary in prior years are reclassified upon adoption of this statement. Early application of this statement may be as of the beginning of the fiscal year or as of the beginning of the interim period in which this statement is issued. The Company adopted this standard in the second quarter of 2002 and has reclassified prior years extraordinary gains on the repurchase of senior notes amounting to (euro)534 for the year ended December 31, 2001 and (euro)2,474 for the year ended December 31, 2002 to other (expenses), net. The relevant income tax benefit of (euro)200 thousand for the years ended December 31, 2001 and (euro)866 thousand for the year ended December 31, 2002 was also reclassified into (benefit) provision for income taxes.

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

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company's consolidated results of operations or financial position.

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

         Upon initial application of this Statement, an entity shall recognize the following items in its statement of financial position: (a) a liability for any existing asset retirement obligations adjusted for cumulative accretion to the date of adoption of this Statement, (b) an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset, and
(c) accumulated depreciation on that capitalized cost. Amounts resulting from initial application of this Statement shall be measured using current (that is, as of the date of adoption of this Statement) information, current assumptions, and current interest rates. The amount recognized as an asset retirement cost shall be measured as of the date the asset retirement obligation was incurred. Cumulative accretion and accumulated depreciation shall be measured for the time period from the date the liability would have been recognized had the provisions of this Statement been in effect to the date of adoption of this Statement. An entity shall recognize the cumulative effect of initially applying this Statement as a change in accounting principle. The Company has no Asset Retirement Obligations.

FASB INTERPRETATION NO. 45.

         In November 2002, the FASB issued Interpretation No. 45, "GUARANTORS'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS". Interpretation No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under the guarantee. The disclosure provisions of Interpretation No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The application of Interpretation No. 45 did not have a material impact on the Company's consolidated results of operations or financial position.

SFAS NO. 148.

         In December 2002, the FASB issued Statement No. 148, "ACCOUNTING FOR STOCK BASED COMPENSATION - TRANSITION AND DISCLOSURE". This statement amends FASB Statement No. 123, "ACCOUNTING FOR STOCK BASED Compensation", to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure in the summary of significant accounting polices of the effects of an entity's accounting policy with respect to stock based employee compensation on reported net income and earnings per share in annual financial statements. SFAS No. 148's amendment of the transition and annual disclosure requirements are effective for fiscal years ended after December 15, 2002. The Company has no stock-based compensation awards to its employees and directors.

RECENTLY ISSUED ACCOUNTING STANDARDS

FASB INTERPRETATION NO. 46.

         In December 2003, the FASB issued FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in a an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES, which was issued in January 2003. Variable interest entities are entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability based on criteria set forth in the interpretation. The Company will be required to apply FIN 46R to variable interests in variable interest entities created after December 31, 2003. For variable interests in variable interest entities created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any variable interest entities that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and non controlling interests of the variable interest entities initially will be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the variable interest entity.

         The Company is evaluating the impact of applying FIN 46R, and has not yet determined the impact, if any, on the consolidated financial position or results of operations.

SFAS NO. 149

         In April 2003, FASB issued Statement No. 149, AMENDMENT OF STATEMENT 133 ON DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly as this will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective on a prospective basis for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS No. 149 that relate to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a) of SFAS No. 149, which relate to forward purchases or sales of WHEN-ISSUED securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Company has no derivative instruments or hedging activities.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


SFAS  NO. 150

         In May 2003, No. 150, "ACCOUNTING OF CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY". SFAS No. 150 establishes standards on how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, "ELEMENTS OF FINANCIAL STATEMENTS". SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, the effect will be reported as a cumulative effect of a change in accounting principle. Restatement is not permitted. The Company currently does not have any financial investments that are within the scope of this statement.


3.       TRANSLATIONS OF EURO INTO US DOLLARS

         The consolidated financial statements are stated in Euro. Any translation of Euro amounts into U.S. Dollars are included solely for the convenience of the reader using the noon buying rate in New York City on December 31, 2003, which was (euro)1 to $1.2597. The convenience translation should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.


4.       ACCOUNTS RECEIVABLE

         Accounts receivable are analyzed as follows:

                                                                          DECEMBER 31,
                                                                    ------------------------
                                                                      2002             2003
                                                                      ----             ----
Trade.......................................................         82,576           80,126
Less: allowance for doubtful accounts.......................         (6,747)          (7,929)
                                                                    -------          -------
                                                                     75,829           72,197
                                                                    -------          -------

OTHER:
   Value added tax..........................................            808              490
   Employee advances........................................          1,078            1,617
                                                                    -------          -------
                                                                      1,886            2,107
                                                                    -------          -------
                                                                     77,715           74,304
                                                                    =======          =======

ALLOWANCE FOR DOUBTFUL ACCOUNTS:
   Beginning balance........................................          5,632            6,747
   Recoveries...............................................             --             (229)
   Provision for bad debts..................................          1,115            1,411
                                                                    -------          -------
   Ending balance...........................................          6,747            7,929
                                                                    =======          =======


5.       INVENTORIES

         Inventories are analyzed as follows:

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                                          DECEMBER 31,
                                                                    ------------------------
                                                                      2002             2003
                                                                      ----             ----
Raw materials...............................................            434              365
Work-in-progress............................................             88              186
Merchandise.................................................          1,781            1,485
                                                                    -------          -------
                                                                      2,303            2,036
                                                                    =======          =======

         Inventories include paper, ink, packaging materials, telemarketing products and gifts, which are sold with the magazines and books.


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

                                                                          DECEMBER 31,
                                                                    ------------------------
                                                                      2002             2003
                                                                      ----             ----
ACCOUNTS RECEIVABLE
   Current:
      Antenna Satellite TV..................................          2,781            2,778
      Epikinonia EPE........................................          1,190            2,769
      Antenna TV Ltd. (Cyprus)..............................          5,926            6,227
      Antenna Satellite Radio...............................            389               --
      Echos and Rhythmos EPE................................            690            1,185
      Makedonia TV S.A. (note 12)...........................          4,823            5,803
                                                                    -------          -------
                                                                     15,799           18,762
                                                                    =======          =======
   Long-term:
      Antenna Satellite TV..................................          9,754            7,160
                                                                    =======          =======

ADVANCES
   Current:
      Epikoinonia EPE.......................................            667               72
      JVFM-Epikinonia ......................................            168              169
      Echos and Rhythmos EPE................................          2,237            2,358
      Makedonia TV S.A......................................            621              777
      Catalogue Auctions Hellas S.A.........................             68                -
                                                                    -------          -------
                                                                      3,761            3,376
                                                                    =======          =======
   Long-term:
      JVFM - Epikinonia.....................................             53               53
      Epikinonia E.P.E......................................            100              116
                                                                    -------          -------
                                                                        153              169
                                                                    =======          =======

ACCOUNTS PAYABLE
   Current
      Payable to minority shareholders of Daphne
      Communications S.A....................................             --              398
      Makedonia TV S.A......................................             12               83
      Echos and Rythmos EPE.................................             11               19
                                                                    -------          -------
                                                                         23              500
                                                                    =======          =======
   Long-term:
      Payable to minority shareholders of Daphne
      Communications S.A....................................            398               --
                                                                    =======          =======

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         Antenna has a licensing agreement with Antenna Satellite TV, a company in which the Chairman of the Company is a director. Effective January 1, 2000, the license fee is computed on a per subscriber basis (ranging from $80,000 per month in 2001 to $90,000 per month in 2003). In 2001, 2002 and 2003, Antenna recognized (euro)1,537, (euro)952 and (euro)783 respectively of license fees.

         The Company provides production facilities and technical and administrative services to Epikinonia EPE for a fee of up to 85% of Epikinonia's revenue.

         The Company has entered into an agreement with Antenna TV Ltd. (Cyprus), a company to which the Group General Manager of the Company was a General Manager, pursuant to which the Company earns royalties of 12% on the advertising revenues of Antenna TV Ltd. (Cyprus). In 2001 the Company sold the rights to air BIG BROTHER for (euro)869 and in 2002 the rights of BIG BROTHER II and FAME STORY for a total of (euro)1,389, respectively. No revenue was earned in 2003 from sale of rights to air reality shows.

         The Company has entered into an agreement (commencing June 1, 2000) with Echos and Rythmos EPE, a company whose main shareholder is the sister of the Chairman, to provide expertise in production, advertising sales and promotion, and to advise on format, development, direction and timing on programming for a fee equal to 55% up to December 31, 2002 and 40% thereafter of the gross revenues of Echos and Rythmos EPE. In addition the Company rents production facilities and equipment to Echos and Rhythmos EPE. Revenue earned for the years ended December 31, 2001, 2002 and 2003 amounted to (euro)65,
(euro)309 and (euro)425 respectively.

         The payable to the minority shareholders of Daphne represents a loan of
(euro)398 bearing interest at a rate of EURIBOR +3% per annum for the years ended December 31, 2002 and 2003 respectively. The loan matures on May 24, 2004. Interest expense for the years ended December 31, 2001, 2002 and 2003 amounted to (euro)39, (euro)26 and (euro)22 respectively.

         Approximately 15% of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) is collectively owned by the principal shareholders of the Company. The Board of Euroholdings Capital & Investment Corp. includes the Chairman of Antenna TV (see Note 7).

         A summary of transactions with related companies for 2001, 2002 and 2003 are analyzed as follows:

                                                                             REVENUE FROM RELATED PARTIES
                                                                                 YEAR ENDED DECEMBER 31,
                                                                        ----------------------------------------
                                                                            2001            2002          2003
                                                                        ----------------------------------------
 Epikinonia EPE (Production facilities and technical and
      administrative services)...............................              1,411           1,567         2,597
 Antenna Satellite TV (License fees).........................              1,537             952           783
 Antenna TV Ltd. (Cyprus) (Royalties, Big Brother and Fame
      Story fees)............................................              2,206           2,378           962
 Antenna Satellite Radio (license fee).......................                 82              --            --
 Echos and Rhythmos EPE......................................                 65             309           425
 Makedonia TV S.A. (refer to Note 12)........................                484             493           725
                                                                        ----------------------------------------
                                                                           5,785           5,699         5,492
                                                                        ========================================

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


7.       INVESTMENTS


                                                                 DECEMBER 31,
                                                            --------------------
                                                              2002          2003
                                                              ----          ----
Equity method investments.................................      15            15
Cost-method investments...................................  13,517        12,917
                                                            ------        ------
                                                            13,532        12,932
                                                            ======        ======
Available for sale equity securities:
   Cost ..................................................   3,408         3,408
   Unrealized gain (loss).................................     123         (556)
                                                            ------        ------
                                                             3,531         2,852
                                                             =====         =====

EQUITY-METHOD INVESTMENTS

         Represents a 40% interest in Antenna Optima S.A.

         Summarized below is the consolidated balance sheet and statement of operations as reported by the equity investee.

                                                          YEAR ENDED         YEAR ENDED         YEAR ENDED
                                                         DECEMBER 31,       DECEMBER 31,       DECEMBER 31,
                                                             2001               2002                2003
                                                         --------------------------------------------------
CONDENSED STATEMENT OF OPERATIONS
Net sales.............................................         --                 --                  --
Gross profit..........................................         --                 --                  --
Operating (loss)......................................        (11)                (9)                 (1)
(Loss) before income taxes............................        (11)                (9)                 (1)
Net (loss)............................................        (11)                (9)                 (1)

                                                                  DECEMBER 31, 2002   DECEMBER 31, 2003
                                                                  --------------------------------------
CONDENSED BALANCE SHEET
Current assets........................................                            62                  62
                                                                                  --                  --
      Total assets....................................                            62                  62
                                                                                  ==                  ==

Current liabilities...................................                            24                  25
Shareholders' equity..................................                            38                  37
                                                                                  --                  --
      Total liabilities and shareholders' equity......                            62                  62
                                                                                  ==                  ==

COST-METHOD INVESTMENT

     As discussed more fully under Note 2, Antenna TV has a 4.18% interest in NetMed NV. NetMed NV is a provider of pay-television services in Greece and Cyprus and currently provides analogue and digital

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


services. In 2003 the Company tested this investment for impairment by using a present value technique (discounted cash flow) and concluded that a write down of (euro)600 thousand was necessary. As a result the cost was written down by
(euro)600 thousand and the relevant loss was recorded in other (expense), net in the consolidated statement of operations for the year ended December 31, 2003 (see note 24).

AVAILABLE-FOR-SALE EQUITY SECURITIES

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

                                                                  FOR THE YEAR ENDED 31, DECEMBER 2003
                                                                  ------------------------------------
                                                          LESS THAN 12 MONTHS                     TOTAL
                                                          -------------------                     -----
                                                        UNREALIZED
 DESCRIPTION OF SECURITIES....................          FAIR VALUE    UNREALIZED LOSS    FAIR VALUE     LOSS
                                                        ----------    ---------------    ----------     ----
 Available for sale equity securities
      (Euroholdings)..........................               2,852               556          2,852      556
                                                             -----               ---          -----      ---
 Total temporarily impaired securities........               2,852               556          2,852      556
                                                             =====               ===          =====      ===

         The tabular presentation illustrated above is based on information provided by the Company's management who concluded that unrealized loss from the decline in market price of the relevant securities of December 31, 2003, was not other than temporary and therefore was recognized in comprehensive loss.

         During 2003 the Company concluded that the decline in the fair value of
(euro)556 of the relevant investment was not considered other-than-temporary because of the volatility in the general market conditions due to the forthcoming elections and not specifically attributed to the investee's operations. The duration of this impairment loss as at December 31, 2003, was for approximately six months. The Company's management will re-assess the situation for the quarter ended March 31, 2004 and any decline in fair value will be recognized in income statement within the first quarter of 2004.


8.       PROGRAMMING COSTS

         The following table sets forth the components of the programming? costs, net of amortization:

                                                           DECEMBER 31,
                                                      -------------------------
                                                       2002               2003
                                                       ----               ----
Produced programming...............................   68,399             66,815
Purchased sports rights............................    2,488              1,762
Licensed program rights............................   17,593             15,242
Prepaid license program rights.....................    8,066              5,113
Prepaid produced programs..........................    2,209              1,177
                                                       -----              -----
                                                      98,755             90,109
                                                      ======             ======

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         On the basis of the Company's amortization rates 100% of produced programming, licensed program rights and purchased sports rights at December 31, 2003 will be amortized within a four-year period of time.

         Based on management's total gross revenue estimates as of December 31, 2003, approximately 54% of completed produced programming and purchased sports rights are expected to be amortized during fiscal year 2004.

9.       PROPERTY AND EQUIPMENT

         Property and equipment is summarized as follows:

                                                                DECEMBER 31,
                                                            -------------------
                                                             2002         2003
                                                             ----         ----
COST
   Land ..................................................   2,670        2,769
   Buildings and leasehold improvements...................   6,654        9,317
   Machinery and equipment................................  10,067       10,966
   Broadcasting and transmission equipment................   4,597        5,426
   Printing equipment.....................................   6,484        6,654
   Furniture and fixtures.................................  10,076       11,219
   Motor vehicles and other transportation means..........   2,732        2,986
                                                             -----        -----
                                                            43,280       49,337
                                                            ======       ======
NET BOOK VALUE
   Land ..................................................   2,670        2,769
   Buildings and leasehold improvements...................   4,608        6,925
   Machinery and equipment................................   3,304        3,367
   Broadcasting and transmission equipment................   2,068        2,116
   Printing equipment.....................................   4,135        3,561
   Furniture and fixtures.................................   2,987        2,481
   Motor vehicles and other transportation means..........   1,547        1,223
                                                             -----        -----
                                                            21,319       22,442
                                                            ======       ======

         Depreciation is computed based on the straight-line method using rates that are substantially equivalent to average economic useful life rates. The depreciation expense for the years ended December 31, 2001 and 2002 was
(euro)5,513 and (euro)7,381 which included the write off of a leasehold improvement and miscellaneous printing equipments with a net book value of approximately (euro)1,350. The depreciation expense for the year ended December 31, 2003 was (euro)5,688. The useful lives of property and equipment are as follows:


CLASSIFICATION                                                    USEFUL LIVES
--------------                                                    ------------
Buildings and leasehold improvements.........................     8 to 10 years
Machinery and equipment......................................     3 to 7 years
Printing machinery...........................................        8 years
Broadcasting and transmission equipment......................    10 to 12 years
Furniture and fixtures.......................................     3 to 5 years
Motor vehicles and other transportation means................     4 to 7 years

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


10.      BROADCASTING, TRANSMISSION AND PRINTING EQUIPMENT UNDER CAPITAL LEASES

                                                                 DECEMBER 31,
                                                           --------------------
                                                            2002          2003
                                                            ----          ----
Cost ....................................................   9,075         9,075
Less: accumulated depreciation...........................  (4,973)       (5,748)
                                                           ------        ------
                                                            4,102         3,327
                                                            =====         =====

         Depreciation is computed based on the straight-line method using rates which are substantially equivalent to average economic useful lives for broadcasting, transmission and printing equipment (8 and 10 years). The depreciation expense for the year ended December 31, 2001 was (euro)877, which included the write off of a leased asset with net book value of (euro)460. In 2002 and 2003 the depreciation expense was (euro)834 and (euro)775 respectively.


11.  OTHER INTANGIBLE ASSETS

                                                                 DECEMBER 31,
                                                           --------------------
                                                            2002          2003
                                                            ----          ----
Royalty rights......................................         799         1,030
Accumulated amortization............................        (325)         (652)
                                                            ----          ----
                                                             474           378
                                                             ===           ===

         The amortization expense for the years ended December 31, 2001, 2002 and 2003 was (euro)222, (euro)188 and (euro)327, respectively.

12.      OTHER ASSETS

     Other assets are analyzed as follows:

                                                                 DECEMBER 31,
                                                           --------------------
                                                            2002          2003
                                                            ----          ----
Advance for the right to acquire an interest
   in Makedonia TV...................................      8,804         8,804
Guarantee deposits...................................        426           426
                                                           -----         -----
                                                           9,230         9,230
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

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         The Company has signed a cooperation agreement to provide management consulting, production and technical services to Makedonia TV in return for a fee of 20% of the total gross annual revenue for the year 2000-2001 and 22% for the year 2002. Such revenue amounted to (euro)423 and (euro)455 for the year ended December 31, 2001 and 2002 and is included in related party revenue in the consolidated statements of operations. The Company has not recognized any such revenue in 2003, because the terms of the agreement are under negotiation. In 2003, Antenna TV sold to Makedonia TV produced programming of net profit of
(euro)725.


13.      BANK OVERDRAFTS AND SHORT-TERM BORROWINGS

         Short-term borrowings are primarily draw-downs under various lines of credit maintained by the Company with several banks. The aggregate amount of available lines of credit were (euro)38,815 and (euro)36,126 as at December 31, 2002 and 2003 respectively.

         Bank overdrafts and short-term borrowings are secured by assignments of advertisers' post-dated cheques, notes receivable from advertisers and letters of guarantee of obligations of advertisers and guaranteed in the event of non payment, by a minority shareholder and the Company.

         Such borrowings, based on their currency denominations, were as follows:

                                                                                      DECEMBER 31,
                                                                -----------------------------------------------------
                                                                        2002                           2003
                                                                -----------------------       -----------------------
                                                                            IN FOREIGN                     IN FOREIGN
                                                                 (EURO)      CURRENCY           (EURO)       CURRENCY
                                                                 ------      --------           ------       --------
Denominated in:
   Euro .........................................               16,830             --          17,952              --
   Japanese Yen..................................                1,045        130,000             815         110,000
                                                                ------        -------          ------         -------
                                                                17,875        130,000          18,767         110,000
                                                                ======        =======          ======         =======

         The weighted average interest rates on short-term borrowings in each of the years ended December 31, 2001, 2002 and 2003 were as follows:

                                                                                    DECEMBER 31,
                                                                      ---------------------------------------
                                                                       2001             2002             2003
                                                                       ----             ----             ----
Currency:
   Euro ...................................................           5.57%             5.26%            4.56%
   Japanese Yen............................................           2.16%             2.01%            2.01%

         Interest on short-term borrowings for 2001, 2002 and 2003 totaled
(euro)2,569, (euro)1,287 and (euro)1,266, respectively.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


14.      SENIOR NOTES

         Long-term debt consists of:

                                                                                            DECEMBER 31,
                                                                                    --------------------------
                                                                                      2002                2003
                                                                                      ----                ----
Senior Notes due 2007 (the "2007 Notes") issued on August 12, 1997. Interest on the 2007 Notes is paid semi-annually in February and August, commencing
     February 1, 1998, at a rate of 9% per annum. The 2007 Notes are redeemable, in whole or in part, at the option
     of the Company at any time on or after August 1, 2002...............           68,941               55,001

Senior Notes due 2008 (the "2008 Notes") issued on June 18, 2001.
     Interest on the Senior notes is paid semi-annually in July and January, commencing July 1, 2001 at a rate of 9.75% per annum. The 2008 Notes are redeemable, in whole or in part, at the option of
     the company at any time on or after 2005............................          143,750              138,750
                                                                                   -------              -------
                                                                                   212,691              193,751
                                                                                   =======              =======

         The 2007 Notes were issued in an aggregate face amount of $115,000 and mature on August 1, 2007. The 2008 Notes were issued in an aggregate face amount of (euro)150,000 and mature on July 1, 2008.

         Interest expense for the years ended December 31, 2001, 2002 and 2003 totaled (euro)16,476, (euro)21,353 and (euro)19,238 respectively, and is included in interest expense in the accompanying 2001, 2002 and 2003 consolidated statements of operations.

         On March 22, 2001, August 17, 2001 and December 17, 2001 the Company repurchased (euro)4.3 million ($4.0 million), (euro)5.2 million ($5.0 million) and (euro)5 million ($5.0 million) respectively, of the 2007 Notes, with accRUED interest of (euro)0.3 ($0.2 million) million to the date of repurchase.

         On December 12, 2002 and December 30, 2002 the Company repurchased
(euro)1.9 million ($2.0 million) and (euro)1.9 million ($2.0 million) of the 2007 Notes, with accrued interest of (euro)65 ($66) and (euro)72 ($75) respectively to thE date of repurchase.

         On February 19, 2002 and on December 11 and December 31, 2002 the Company repurchased (euro)2.5 million, (euro)2 million and (euro)1.75 million of the 2008 Notes, with accrued interest of (euro)33, (euro)88 and (euro)85 respectively to the date of repurchase.

         On March 31, 2003, the Company repurchased (euro)2.0 million of the 2008 Notes with accrued interest of (euro)49 tO the date of repurchase. On December 9, 2003, the Company repurchased (euro)3 million of the 2008 Notes with accrued interest of (euro)128 to the date of repurchase.

         On May 14, 2003, the Company repurchased (euro)1.7 million ($2.0 million) of the 2007 Notes, with accrued interest of (euro)46 ($54) to the date of repurchase. On December 23, 2003, the Company repurchased (euro)0.8 million ($1 million) of the 2007 Notes with accrued interest of (euro)29 to the date of repurchase.

         The early extinguishment of the 2007 Notes resulted in the following:

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                   2001              2002               2003
                                                                   ----              ----               ----
Discount on prepayment of 2007 Notes..................            1,010             1,405                124
Write-off of related unamortized debt issuance costs..             (476)             (344)              (268)
                                                                  -----             -----                ---
Gain (loss)...........................................              534             1,061               (144)
                                                                  =====             =====                ===

         The early extinguishment of the 2008 Notes resulted in the following:

                                                                            YEAR ENDED DECEMBER 31
                                                                  ------------------------------------------
                                                                   2001              2002               2003
                                                                   ----              ----               ----
Discount on prepayment of 2008 Notes..................               --             1,644                259
Write-off of related unamortized debt issuance costs..               --             (231)              (192)
                                                                  -----             -----                ---
Gain .................................................               --             1,413                 67
                                                                  =====             =====                ===

         In accordance with SFAS No 145, the gain for the years ended 2001, 2002 and 2003 has been recorded in other (expenses), net.

         The indebtedness evidenced by the 2007 Notes and 2008 Notes constitutes a general unsecured senior obligation of the Company and ranks pari passu in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indenture, with respect to the 2007 Notes and 2008 Notes contain certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates, certain mergers and limitation of business activities. Antenna is in compliance with the terms of the Indentures as at December 31, 2002 and 2003.


15.      LONG-TERM DEBT

                                                                                               DECEMBER 31,
                                                                                         -----------------------
                                                                                          2002              2003
                                                                                          ----              ----
Loan of (euro)978, due in annual installments of (euro)489, bearing interest at variable rates (4.7% and 4.4% for the year ended December 31, 2002 and
     2003) and due in 2003.  Guaranteed by the Company........................             489               --
Less:  Current portion........................................................            (489)              --
                                                                                          ----              ----
                                                                                            --               --
                                                                                          ====              ====

         Interest expense for the year ended December 31, 2001, 2002 and 2003 amounted to (euro)83, (euro)44 and (euro)13 respectively.


16.      CAPITAL LEASE OBLIGATIONS

         The Company leases mainly broadcasting, space and printing equipment under capital leases which bear interest at average interest rates of 5.2%, 6.6% and 7.4%. Interest expense from capital leases was (euro)193, (euro)191 and
(euro)142 in the years ended December 31, 2001, 2002 and 2003 respectively. Future obligations from the above leases are as follows:

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                                          TOTAL
                                                                          -----
 2004 ..............................................................        855
 2005 ..............................................................        660
 2006 ..............................................................        499
 2007 ..............................................................        137
                                                                          -----
                                                                          2,151
       Less: amount representing interest...........................       (235)
                                                                          -----
                                                                          1,916
                                                                          =====

         The capital lease obligation is reflected on the consolidated balance sheets as of December 31, 2002 and 2003, as follows:

                                                                 DECEMBER 31,
                                                             -------------------
                                                              2002          2003
                                                              ----          ----
Current portion.........................................       870           748
Long-term portion.......................................     1,998         1,168
                                                             -----         -----
                                                             2,868         1,916
                                                             =====         =====

         The capital lease obligations are secured by a personal guarantee of the minority shareholders of Daphne and Antenna TV.


17.      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

         The amount reflected in the accompanying consolidated balance sheets is analyzed as follows:

                                                                  DECEMBER 31,
                                                            --------------------
                                                              2002          2003
                                                              ----          ----
Value added tax.........................................     1,589         1,371
                                                            ------        ------
Taxes withheld:
   Payroll..............................................       543           607
   Third parties........................................       284           298
   Other................................................       608           521
                                                            ------        ------
                                                             1,435         1,426
                                                            ------        ------
Broadcast license fee...................................     2,753         3,668
Deferred revenue........................................       424           524
Other payables..........................................       796         1,183
Social security funds payable...........................     2,468         2,848
Advertising contribution fine...........................       938           829
Other accruals..........................................     2,865         4,338
                                                            ------        ------
                                                            13,268        16,187
                                                            ======        ======

18.      INCOME TAXES

         The provision for income taxes reflected in the accompanying consolidated statements of operations is analyzed as follows:

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                                                   DECEMBER 31,
                                                                 -------------------------------------------
                                                                    2001              2002              2003
                                                                    ----              ----              ----
Current
    Greece..............................................           2,094            13,886             1,386
    Foreign.............................................              --                --                --
                                                                  ------            ------             -----
                                                                   2,094            13,886             1,386
                                                                 =======           =======             =====
Deferred
    Greece..............................................         (16,052)          (13,026)            1,037
    Foreign.............................................              --                --              (807)
                                                                  ------            ------             -----
                                                                 (16,052)          (13,026)              230
                                                                 =======           =======             =====
Provision (benefit) for income tax......................         (13,958)              860             1,616
                                                                 =======           =======             =====

         The reconciliation of the provision for income taxes to the amount determined by the application of the statutory tax rate for Greek companies of 37.5% in 2001 and 35% in 2002 and 2003 and the application of the statutory tax rate for the Bulgarian companies of 28.5% in 2001 and 23.5% for 2002 and 2003 respectively to pre-tax income, is summarized as follows:

                                                                                   DECEMBER 31,
                                                                 -------------------------------------------
                                                                    2001              2002              2003
                                                                    ----              ----              ----
Income (loss) from continuing operations..................       (16,624)             (491)              618
Foreign tax rate differential ............................           210               210               191
Effect of change in tax rate..............................           116               322                --
Goodwill amortization ....................................           462                --                --
Interest income...........................................           (85)              (53)             (111)
Disallowed expenses and non-deductible general expenses...         1,447               716             1,541
Loss (gain) not subject to income tax, net................           (87)             (254)             (216)
Effect of minority interest...............................          (533)             (238)                2
Increase (decrease) in valuation allowance................         1,136               648              (409)
                                                                  ------            ------             -----
Provision (benefit) for income taxes......................       (13,958)              860             1,616
                                                                 =======           =======             =====

         Income (loss) from continuing operations, split between Greece and foreign is:

                                                                                   DECEMBER 31,
                                                                 -------------------------------------------
                                                                    2001              2002              2003
                                                                    ----              ----              ----
Income (loss) from continuing operations...................
    Greece.................................................      (42,001)              418             3,431
    Foreign................................................       (2,331)           (1,820)           (1,666)
                                                                  ------            ------            ------
                                                                 (44,332)           (1,402)            1,765
                                                                 =======            ======            ======

                                 ANTENNA TV S.A.

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (i.e. invoices received in February that relate to services rendered in December of prior year). Non-deductible expenses relate primarily to certain car and meals and entertainment expenses and tax penalties.

     In Greece the amounts reported to the tax authorities are provisional until such time as the tax authorities inspect the books and records of an entity. Greek tax laws and related regulations are subject to

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


interpretations by the tax authorities. The Company and the majority of its subsidiaries have been inspected by the tax authorities up to the year 2000. Due to the way additional taxes are assessed in Greece, the ultimate outcome of additional tax assessments for the open tax years may vary from the amounts accrued and consequently a charge to operations over and above the amounts accrued may be required.

     The Company has tax losses carried forward of (euro)19,038, of which
(euro)77 expires in 2005, (euro)4,795 expires IN 2006, (euro)7,322 expires in 2007 and (euro)6,844 expires in 2008.

     The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets in 2002 and 2003 are summarized below:

                                                                        DECEMBER 31,
                                                                   ---------------------
                                                                     2002           2003
                                                                     ----           ----
Deferred tax liabilities
   Intangible and tangible assets............................         215            369
   Programming costs.........................................       7,033          5,243
   Deferred charges..........................................         639            779
   Leased assets.............................................       1,185            946
   Customer advances and accounts payable....................         276              -
   Other assets..............................................         653              -
                                                                   ------          -----
Gross deferred tax liabilities...............................      10,001          7,337
                                                                   ------          -----

Deferred tax assets
   Property and equipment....................................         100            395
   Start up costs............................................       2,712          1,769
   Long term liability.......................................          45             45
   Long term lease liability.................................         400            220
   Short-term lease liability................................         314            262
   Long-term receivables.....................................         674            674
   Accounts receivable.......................................       2,269          2,590
   Employee retirement benefits..............................         494            638
   Provisions for other accounts receivable..................       8,412          5,982
   Marketable equity securities..............................       9,603          8,188
   Accrued expenses and other provisions.....................         259              -
   Net operating losses......................................       4,489          5,901
                                                                   ------          -----
Gross deferred tax assets....................................      29,771         26,664
                                                                   ------          -----
Less:  valuation allowance...................................     (1,784)        (1,375)
                                                                   ------          -----
Net deferred tax asset.......................................      17,986         17,952
                                                                   ======         ======

         During the year ended December 31, 2001 and 2002 the deferred tax assets and liabilities were remeasured and the total effect of the change in tax rate was a charge of (euro)116 and of (euro)322 respectively.

         Deferred tax assets were reduced by a valuation allowance relating to the tax benefits attributable to net operating losses and timing differences, where it is not likely that these losses and benefits will be utilized and fully reverse before expiration.

         The valuation allowance was nil for January 1, 2001. The valuation allowance was increased by (euro)1,136 in 2001. In 2002 the valuation allowance was increased by (euro)648. In 2003 the valuation allowance was decreased by
(euro)409.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         In 2003, the Company released the valuation allowance of (euro)409 thousand relating to carried forward taxable losses of Nova Bulgaria as a result of Nova Bulgaria obtaining the national license for TV and radio broadcasting in the territory of the Republic of Bulgaria. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                                              DECEMBER 31,
                                                                       ------------------------
                                                                         2002              2003
                                                                         ----              ----
Net current deferred tax (liability).............................      (3,712)           (3,563)
                                                                       ======            ======
Net  current deferred tax asset..................................       4,137             3,268
                                                                       ======            ======
Net non-current deferred tax asset...............................      17,561            18,247
                                                                       ======            ======

19.      EMPLOYMENT RETIREMENT BENEFITS

STATE PENSION

         The Company's employees are covered by one of several Greek State sponsored pension funds. Each employee is required to contribute a portion of their monthly salary to the fund, with the Company also contributing a portion. Upon retirement, the pension fund is responsible for paying the employees' retirement benefits. The Company's contributions to the pension fund in the years ended December 31, 2001, 2002 and 2003 have been recorded to expenses and were (euro)5,281, (euro)4,830 and (euro)5,123 respectively.

EMPLOYEE RETIREMENT BENEFITS

         In accordance with Greek law, a lump sum payment is payable to employees upon their retirement or involuntary termination. The amount of compensation payable for involuntary termination is based on the number of years of service and the amount of remuneration at the date of termination. If the employees remain in the employment of the Company until normal retirement age, they are entitled to receive a lump sum payment, which is equal to a minimum of 40% of the involuntary termination benefit, as defined above. As the Company has no plans to terminate a portion of its workforce, the accrual reflects the minimum amount payable on retirement. The amount charged to expense in the years ended December 31, 2001, 2002 and 2003 is (euro)241, (euro)225 and (euro)232 resPECTivelY.


20.      SHARE CAPITAL

         The Company's share capital consists of the following:

                                                                                       DECEMBER 31,
                                                                                 -----------------------
                                                                                  2002              2003
                                                                                  ----              ----
Common shares, par value(euro)0.29 per share in 2002 and(euro)0.30 per share in 2003; authorized and issued 19,849,440 shares in 2002
     and 2003..............................................................      5,825             5,825
                                                                                 -----             -----
Total common shares........................................................      5,825             5,825
                                                                                 =====             =====

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         At December 31, 2003 the Company increased its share capital through the capitalization of (euro)130 of a legal-special reserve.


21.      STATUTORY, TAX FREE AND OTHER RESERVES

         Statutory, tax free and other reserves are as follows:

                                                                                       DECEMBER 31,
                                                                                 -----------------------
                                                                                  2002              2003
                                                                                  ----              ----
Statutory reserve....................................................            1,333             1,376
Tax free reserves....................................................              337               239
Reserves for income taxed at lower rates.............................            3,412             3,412
Special reserve......................................................              420               420
                                                                                 -----             -----
                                                                                 5,502             5,447
                                                                                 =====             =====

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

         b) Reserves for income taxed at lower rates represent interest income taxed at 15%. Upon distribution, these reserves will be taxed at the applicable current tax rate, with 15% credit given. It is not expected that these reserves will be distributed.

         c) Special reserves represent retained earnings which have been taxed.


22.      OTHER REVENUE

         Other revenue included in the consolidated statements of operations are analyzed as follows:

                                                                                      DECEMBER 31,
                                                                        -------------------------------------
                                                                          2001           2002            2003
                                                                          ----           ----            ----
Audiotex.......................................................          5,695          6,526           5,114
Telemarketing..................................................          2,781          1,831           2,615
Tuition fees...................................................            649            753           1,133
Subscription fees..............................................            640            596             397

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                                                      DECEMBER 31,
                                                                        -------------------------------------
                                                                          2001           2002            2003
                                                                          ----           ----            ----
Internet revenues..............................................          3,405          2,821           4,683
Records, compact discs sales...................................          2,002          3,626           5,317
Ticket sales...................................................          1,133            903              --
Other..........................................................          2,054          4,327           4,368
                                                                        ------         ------          ------
                                                                        18,359         21,383          23,627
                                                                        ======         ======          ======

23.      FOREIGN EXCHANGE (LOSSES) GAINS,NET

         Foreign exchange (losses) gains, net included in the consolidated statements of operations are analyzed as follows:

                                                                                      DECEMBER 31,
                                                                        -------------------------------------
                                                                          2001           2002            2003
                                                                          ----           ----            ----
Unrealized foreign exchange (loss) gain on Senior notes
     (US$)..............................................                (4,789)        12,225          11,079
Unrealized foreign exchange gains and losses on cash,
     receivables and payables denominated in foreign
     currencies (US$) and realized (losses) gains on
     transactions, net..................................                  (252)        (2,062)         (1,723)
                                                                        ------         ------          ------
                                                                        (5,041)        10,163           9,356
                                                                        ======         ======          ======

24.      OTHER INCOME(EXPENSE),NET

                                                                                      DECEMBER 31,
                                                                        ------------------------------------
                                                                          2001           2002           2003
                                                                          ----           ----           ----
Income (loss) related to early extinguishments of
     Senior Notes.......................................                   534          2,474            (77)
Other than temporary loss from investments (Note 7).....               (37,392)        (4,813)          (600)
Other, net..............................................                  (519)           (32)          (261)
                                                                        ------         ------          ------
                                                                       (37,377)        (2,371)          (938)
                                                                        ======         ======          ======

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

         No dividends have been declared during 2001, 2002 and 2003.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


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

         The Company does not have any freestanding or embedded derivatives as at December 31, 2002 and 2003.

27.      FINANCIAL INSTRUMENTS

         The Company's financial instruments include cash and cash equivalents, accounts receivable, advances, short and long-term borrowings accounts payable and accrued liabilities. The estimated fair values of cash and cash equivalents, short-term accounts receivable, advances and payables approximate their carrying value because of the short-term maturity of these instruments. The carrying value of receivables with maturities greater than one year, have been discounted using the cost of borrowings for future cash outflows, which approximates the fair value. The Company's Senior Notes due 2007, include a fixed interest rate of 9%; the fair value has been calculated based upon bank-quoted market rates. The market rate at December 31, 2002 and 2003 was $52,045 and $70,324 as compared to the carrying value at December 31, 2002 and 2003 of $72,285 and $69,285 respectively.

         The Company's Senior Notes due 2008 of (euro)150,000 include a fixed interest rate of 9 3/4%, the fair value has been calculated based upon bank-quoted market rates. The market rate at December 31, 2002 and 2003 was
(euro)101,334 and (euro)141,525, as compared to the carrying value of
(euro)143,750 and (euro)138,750, respectively.

         The Company's financial instruments also included foreign currency forwards and options. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. In cases where quoted market

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


prices are not available, fair value is based using present value or other valuation techniques. As at December 31, 2002 and 2003 there were no foreign currency forwards and options.

28.      COMMITMENTS

         In addition to long-term operating lease commitments for office, studio space and other equipment, the Company has entered into extended commitments integral to its operations.

         Amounts payable for commitments as of December 31, 2003 discussed above are:

                                                                  OFFICE AND
                                                                 STUDIO SPACE
                                                                 ------------

2004 .......................................................           3,391
2005 .......................................................           3,563
2006 .......................................................           3,750
2007 .......................................................           3,952
2008 .......................................................           4,172
                                                                      ------
Total.......................................................          18,828
                                                                      ======

         The rental expense relating to long-term operating lease commitments for office and studio space amounted to (euro)4,814 and (euro)4,873 and
(euro)4,965 in 2001, 2002 and 2003, respectively.

         The Company has signed letters of guarantee for purchased licensed film and sports rights amounting to (euro)7,877 and (euro)13,613 as of December 31, 2002 and 2003, respectively. The Company has other commitments for liceNSED film rights in 2004, 2005, 2006 and 2007 of (euro)4,565, (euro)2,030, (euro)4,803 and
(euro)4,565, respectively.


29.      CONTINGENCIES

         The Company is involved in various litigation in the normal course of business, with claims totaling approximately (euro)13,221. The Company has accruals of (euro)481 as at December 31 2002 and (euro)579 as at December 31, 2003, representing management's best estimate of the Company's probable liability in respect of such claims. The Company believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the Company's results of operations or financial position.

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

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


30.      SEGMENT AND GEOGRAPHIC INFORMATION

         The Company follows Statement of Financial Accounting Standards No 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information. The Company's reportable segments are: Television, Radio, Pay Television, Music Recording, Internet and Publishing. The Television segment represents a broadcast network and producer of television programming. Revenue is earned from the sale of advertising time to local and international branches of advertising agencies and from royalties from syndicating of programming. The radio segment represents a free-to-air radio operator, which sells advertising time to local and international branches of advertising agencies. The Pay television segment sells programming to local and international subscription television platforms. The Music Recording segment is a producer of compact discs, DVD's and cassettes of local popular artists and authors for sale to distributors. The Internet segment produces and offers content for mobile telephone subscribers. The Publishing segment is a publisher of magazines, pamphlets and books for sale to distributors. The Other segment is responsible for a portion of the company's financial operations and includes training centers, production of infomercials, consulting and air advertisements (audiotext). The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segment are those assets that are used in the operations of that business. Sales are attributed to countries based on selling location. Intersegment sales are accounted for at fair value as if the sales were to third parties.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


YEAR ENDED DECEMBER 31, 2001

                                                                                                         INTER-
                                                         PAY                           MUSIC             SEGMENT      TOTAL
                               TELEVISION    RADIO  TELEVISION PUBLICATIONS INTERNET RECORDING    OTHER  ELIMINATION CONSOLIDATED
                               ----------    -----  ---------- ------------ -------- ---------    -----  ----------- ------------
Advertising revenue........       101,040    4,601          --        7,904       --        --       --           --      113,545
Related party sales........         7,822      160          --          163        4        --      405       (2,769)       5,785
Publication revenue........            --       --          --       20,402       --        --       --           --       20,402
Other revenue..............         4,574       16         640        2,781      869     2,002    7,477           --       18,359
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Total revenues.............       113,436    4,777         640       31,250      873     2,002    7,882       (2,769)     158,091
Cost of sales..............        28,868    2,355          97       24,850    1,764     1,513    4,111         (256)      63,302
Related party cost of sales            17       12          --          166      406        --    1,839       (2,440)          --
Selling, general and
     administration
     expenses..............        16,546    2,650          29        6,311      754       311    1,393           --       27,994
Related party selling,
     general and
     administration
     expenses..............            53       48          --           82       11         8       88         (290)          --
Depreciation and
     amortization..........         2,671      117         105        2,828      685         5    1,329           --        7,740
Amortization of
     programming costs.....        43,747       --          --           --       --        --       --           --       43,747
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Operating income...........        21,534     (405)        409       (2,987)  (2,747)       165    (878)         217       15,308
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Equity in net income in
     unconsolidated
     affiliate.............            --       --          --           --       --        --       --           (5)          (5)
Interest (expense), net....       (16,774)     (63)        (42)      (1,741)      (1)       (1)     (18)          --      (18,640)
Foreign exchange (losses)
     gains, net............        (5,135)     102          --           (8)      --        --       --           --       (5,041)
Other income (expense),
     net (1)...............            15       50        (133)          94       (1)       --  (37,402)          --      (37,377)
Minority interest in
     losses of
     consolidated
     entities, net.........            --       --          --           --       --        --       --        1,423        1,423
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
(Loss) income before tax...          (360)    (316)        234       (4,642)  (2,749)      164  (38,298)       1,635      (44,332)
Cumulative effect of a
     change in accounting
     principle (net of
     income taxes of(euro)347).      (578)      --          --           --       --        --       --           --         (578)
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Net income (loss)..........        (2,663)    (222)        234       (2,902)  (2,749)      103  (23,196)         443      (30,952)
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Total assets at
     December 31, 2001.....       394,273    5,802         851       43,209    3,415     2,284    9,007      (61,836)     397,005
                                  =======    =====         ===       ======    =====     =====    =====      =======      =======

--------
1 Included in other income (expense), net (under segment other) is the write-down of the marketable equity securities representing an other than-temporary loss amounting to (euro)37.4 million (see Note 24)

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


YEAR ENDED DECEMBER 31, 2002

                                                                                                         INTER-
                                                         PAY                           MUSIC             SEGMENT      TOTAL
                               TELEVISION    RADIO  TELEVISION PUBLICATIONS INTERNET RECORDING    OTHER  ELIMINATION CONSOLIDATED
                               ----------    -----  ---------- ------------ -------- ---------    -----  ----------- ------------
Advertising revenue....           109,985    4,471          --        7,958       --        --       --           --      122,414
Related party sales....             7,492      302          --          280      941        43       --       (3,359)       5,699
Publication revenue....                --       --          --       19,354       --        --       --           --       19,354
Other revenue..........             6,093       21         596        1,831    1,052     3,626    8,182          (18)      21,383
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Total revenues.........           123,570    4,794         596       29,423    1,993     3,669    8,182       (3,377)     168,850
Cost of sales..........            35,178    2,186         172       25,462      418     2,268    4,603         (294)      69,993
Related party cost of
     sales.............                12        8          --          104       32       179    1,842       (2,177)          --
Selling, general and
     administration
     expenses..........            20,546    2,362          35        5,065      864       801    1,378         (259)      30,792
Related party selling,
     general and
     administration
     expenses..........               947       26          --           58        8         6        4       (1,049)          --
Depreciation and
     amortization......             3,808      116         111        3,041      924         6      209          188        8,403
Amortization of
     programming costs.            47,445       --          --           --       --        --       --           --       47,445
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Operating income.......            15,634       96         278       (4,307)    (253)      409      146          214       12,217
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Equity in net income
     in unconsolidated
     affiliate.........                --       --          --           --       --        --       --           (3)          (3)
Interest (expense), net           (20,537)     (78)        (60)      (1,415)      --         4        7           --      (22,079)
Foreign exchange gains
     (losses), net.....             9,618       56         510          (21)      --        --       --           --       10,163
Other income
     (expense), net (2)             2,068        4          --          (13)      --        (4)  (4,817)         391       (2,371)
Minority interest in
     (profit) loss of
     consolidated
     entities, net.....                --       --          --           (7)      --        --       --          678          671
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Income (loss) before
     tax...............             6,783       78         728       (5,763)    (253)      409   (4,664)       1,280       (1,402)
Cumulative effect of a
     change in
     accounting
     principle (net of
     income taxes of
     (euro)117).............         (736)      --          --         (217)      --        --       --           --         (953)
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Net income (loss)......             4,115       31         728       (4,253)    (253)      245   (4,813)         985       (3,215)
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Total assets
     (December 31,
     2002).............           394,792    6,499         976       42,999    4,561     3,335    9,085      (69,706)     392,541
                                  =======    =====         ===       ======    =====     =====    =====      =======      =======

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


YEAR ENDED DECEMBER 31, 2003

                                                                                                         INTER-
                                                         PAY                           MUSIC             SEGMENT      TOTAL
                               TELEVISION    RADIO  TELEVISION PUBLICATIONS INTERNET RECORDING    OTHER  ELIMINATION CONSOLIDATED
                               ----------    -----  ---------- ------------ -------- ---------    -----  ----------- ------------
Advertising revenue....           115,147    4,312          --        8,455       --        --       --           --      127,914
Related party sales....             6,947      484          --          355    1,233        29       --       (3,556)       5,492
Publication revenue....                --       --          --       23,380       --        --       --           --       23,380
Other revenue..........             5,595       14         397        2,453    3,613     5,317    6,247           (9)      23,627
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Total revenues.........           127,689    4,810         397       34,643    4,846     5,346    6,247       (3,565)     180,413
Cost of sales..........            33,393    2,233         143       29,181      509     3,518    2,866         (230)      71,613
Related party cost of
     sales.............                40        2          --           69      820       321    1,018       (2,270)          --
Selling, general and
     administration
     expenses..........            23,619    2,077          25        6,437      839     1,036    1,892           61       35,986
Related party selling,
     general and
     administration
     expenses..........               867        9          --          105      321         7       48       (1,357)          --
Depreciation and
     amortization......             3,376       93          92        2,099      671        11      120          326        6,788
Amortization of
     programming costs.            52,025       --          --           --       --        --       --           --       52,025
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Operating income.......            14,369      396         137       (3,248)   1,686       453      303          (95)      14,001
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Interest (expense), net           (19,236)     (63)        (42)      (1,328)       3         2       15           --      (20,649)
Foreign exchange
     gains,  net.......             8,685      147         524            1       --        --       --           (1)       9,356
Other income
     (expense), net (2)              (965)      -           --            7       --         3       (1)          18         (938)
Minority interest in
     loss (profit) of
     consolidated
     entities, net.....                --       --          --            2       --        --       --           (7)          (5)
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Income (loss) before
     tax...............             2,853      480         619       (4,566)   1,689       458      317          (85)       1,765
Net income (loss)......             1,493      312         619       (3,861)   1,663        59      (51)         (85)         149
                                  -------    -----         ---       ------    -----     -----   ------      -------      -------
Total assets
     (December 31,
     2003).............           374,648    6,315         840       42,645    5,864     4,223   10,762      (76,178)     369,119
                                  =======    =====         ===       ======    =====     =====   ======      =======      =======

----------------------
2 Included in other income (expense), net is the impairment loss of the investment in NetMed NV of(euro)600 (see Note 7)

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


CAPITAL EXPENDITURES

Information as to capital expenditures is as follows:

                                                                           DECEMBER 31,
                                                            ----------------------------------------
                                                               2001            2002            2003
                                                               ----            ----            ----
Television................................................    3,539           2,960           5,160
Radio.....................................................       --             101             200
Publications..............................................      701             286           1,203
Internet..................................................    2,333             306              51
Music recording...........................................       36             425              70
Other.....................................................    1,957             149             127
                                                            -------         -------         -------
                                                              8,566           4,227           6,811
                                                            =======         =======         =======

GEOGRAPHIC AREAS

Information about geographic areas is as follows:

                                                                           DECEMBER 31,
                                                            ----------------------------------------
                                                               2001            2002            2003
                                                               ----            ----            ----
REVENUES:
Greece....................................................  149,371         160,254         171,729
United States.............................................    1,619             952             783
Australia.................................................      640             596             397
Cyprus....................................................    2,206           2,378             962
Bulgaria .................................................    4,255           4,670           6,542
                                                            -------         -------         -------
                                                            158,091         168,850         180,413
                                                            =======         =======         =======

Note:  Revenues are attributed to countries based on location of customer

Long lived assets are analyzed as follows:

                                                                           DECEMBER 31,
                                                            ----------------------------------------
                                                               2001            2002            2003
                                                               ----            ----            ----
Domestic..................................................   98,027         103,483        101,736
International.............................................    1,641           1,629          1,414
                                                            -------         -------         -------
Total.....................................................   99,668         105,112        103,150
                                                            =======         =======         =======

31.      SUBSEQUENT EVENTS (UNAUDITED)

         Antenna TV on 16 February 2004 has repurchased $20.0 million principal amount of its 9% Senior Notes due 2007. The principal amount of these Senior Notes outstanding after this redemption will be approximately $49.3 million. No portion of Antenna's 9.75% Senior Notes due 2008 was redeemed at this time.

         In accordance with the terms of the indenture governing the Senior Notes, the $20.0 million have been redeemed at 103.0% of the principal amount thereof, for a total of approximately $20.6 million. The effect of this repurchase is analyzed as follows:

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


                                                               14 February 2004,
                                                                     (EUR)
                                                                     -----

Loss on prepayment of Senior Notes.........................          (475)
Write-off of related unamortized debt expenses.............          (858)
                                                                    ------
(Loss).....................................................         (1,333)
                                                                    ======
Tax benefit................................................           467
                                                                    ======

         In January 2004, the Company entered into an agreement with Endemol Entairtainment BV to secure the rights for the airing of "Fame Story II" The cost of such rights is approximately (euro)4.7 million due in six installments from February 2004 to January 2005. Furthermore, the Company concluded another agreement with Multichoice Hellas, under which the Company assigns the right to distribute "The Fame Story II" to Multichoice Hellas through a channel on a Nova bouquet in return of a flat fee. This right will expire in June 2004.

                                   SIGNATURES

         The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                    ANTENNA TV S.A.


                                    By: /s/ Nikolaos Angelopoulos
                                        ---------------------------------------
                                        Name:   Nikolaos Angelopoulos
                                        Title:  Chief Financial Officer


Date March 31, 2004