Form 20-F/A
period 2004-03-31
ANTENNA TV SA
filed 2004-04-22
CIK 1047714

As filed with the Securities and Exchange Commission April 22, 2004.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                AMENDMENT NO. 1

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

                  Yes           [X]             No      [_]

         Indicate by check mark which financial statement item the registrant has elected to follow:

                  Item 17       [_]             Item 18 [X]

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F (the "Original Form 20-F") of Antenna TV S.A. for the fiscal year ended December 31, 2003, is being filed for the purpose of amending Item 19 of the Original Form 20-F. Specifically, the Amended and Restated Agreement between the Company and Mr. Minos Kyriakou relating to the Company's investment in Euroholdings Capital & Investment Corp., which was not finalized on the filing date of the Original Form 20-F, has been finalized and is now included as Exhibit 4.1 to the Form 20-F. Although no other changes have been made, for convenience the entire Original Form 20-F, with the addition described above, is being filed in its entirety as Amendment No. 1. on Form 20-F/A.

In addition, in connection with the filing of this Amendment No. 1, we are including as exhibits certain currently dated certifications of our Principal Executive Officer and Principal Financial Officer. This amendment does not reflect events occurring after the filing of the Original Form 20-F or, except as indicated, modify or update the Original Form 20-F. The filing of this amendment shall not be deemed an admission that the Original Form 20-F included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

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

ITEM 19.          EXHIBITS

1.1      Articles of Incorporation of Antenna TV S.A. (1)

2.1 Indenture dated as of August 12, 1997 between Antenna and The Bank of New York, as Trustee (1)

2.2 Indenture dated as of June 18, 2001 between Antenna and The Bank of New York, as Trustee (2)

4.1 Amended and Restated Agreement as of March 26, 2004 between Antenna and Mr. Minos Kyriakou relating to Antenna's investment in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.)

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


Date April 21, 2004